Use these links to rapidly review the document

Filed by Shire plc
pursuant to Rule 425 under the Securities Act
of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange
Act of 1934

Subject Company: Baxalta Incorporated
Commission File No. 001-36782

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning our proposed business combination with Baxalta Incorporated ("Baxalta") and the timing and financial and strategic benefits thereof, our 20x20 ambition that targets $20 billion in combined product sales by 2020, as well as other targets for future financial results, capital structure, performance and sustainability of the combined company, the combined company's future strategy, plans, objectives, expectations and intentions, the anticipated timing of clinical trials and approvals for, and the commercial potential of, inline or pipeline products are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Shire's results could be materially adversely affected. The risks and uncertainties include, but are not limited to, the following:

•
the proposed combination with Baxalta may not be completed due to a failure to satisfy certain closing conditions, including any shareholder or regulatory approvals or the receipt of applicable tax opinions;

•
disruption from the proposed transaction with Baxalta may make it more difficult to conduct business as usual or maintain relationships with patients, physicians, employees or suppliers;

•
the combined company may not achieve some or all of the anticipated benefits of Baxalta's spin-off from Baxter International, Inc. ("Baxter") and the proposed transaction may have an adverse impact on Baxalta's existing arrangements with Baxter, including those related to transition, manufacturing and supply services and tax matters;

•
the failure to achieve the strategic objectives with respect to the proposed combination with Baxalta may adversely affect the combined company's financial condition and results of operations;

•
products and product candidates may not achieve commercial success;

•
product sales from ADDERALL XR and INTUNIV are subject to generic competition;

•
the failure to obtain and maintain reimbursement, or an adequate level of reimbursement, by third-party payers in a timely manner for the combined company's products may affect future revenues, financial condition and results of operations, particularly if there is pressure on pricing of products to treat rare diseases;

•
supply chain or manufacturing disruptions may result in declines in revenue for affected products and commercial traction from competitors; regulatory actions associated with product approvals or changes to manufacturing sites, ingredients or manufacturing processes could lead to significant delays, an increase in operating costs, lost product sales, an interruption of research activities or the delay of new product launches;

•
the successful development of products in various stages of research and development is highly uncertain and requires significant expenditures and time, and there is no guarantee that these products will receive regulatory approval;

•
the actions of certain customers could affect the combined company's ability to sell or market products profitably, and fluctuations in buying or distribution patterns by such customers can adversely affect the combined company's revenues, financial condition or results of operations;

•
investigations or enforcement action by regulatory authorities or law enforcement agencies relating to the combined company's activities in the highly regulated markets in which it operates may result in significant legal costs and the payment of substantial compensation or fines;

•
adverse outcomes in legal matters and other disputes, including the combined company's ability to enforce and defend patents and other intellectual property rights required for its business, could have

1

  a material adverse effect on the combined company's revenues, financial condition or results of operations;

•
Shire is undergoing a corporate reorganization and was the subject of an unsuccessful acquisition proposal and the consequent uncertainty could adversely affect the combined company's ability to attract and/or retain the highly skilled personnel needed to meet its strategic objectives;

•
failure to achieve the strategic objectives with respect to Shire's acquisition of NPS Pharmaceuticals Inc. or Dyax Corp. ("Dyax") may adversely affect the combined company's financial condition and results of operations;

•
the combined company will be dependent on information technology and its systems and infrastructure face certain risks, including from service disruptions, the loss of sensitive or confidential information, cyber-attacks and other security breaches or data leakages that could have a material adverse effect on the combined company's revenues, financial condition or results of operations;

•
the combined company may be unable to retain and hire key personnel and/or maintain its relationships with customers, suppliers and other business partners;

•
difficulties in integrating Dyax or Baxalta into Shire may lead to the combined company not being able to realize the expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits at the time anticipated or at all; and

other risks and uncertainties detailed from time to time in Shire's, Dyax's or Baxalta's filings with the Securities and Exchange Commission ("SEC"), including those risks outlined in "Item 1A: Risk Factors" in Shire's and Baxalta's Annual Reports on Form 10-K for the year ended December 31, 2015.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Additional Information

This communication does not constitute an offer to buy or solicitation of any offer to sell securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. This communication relates to the proposed business combination between Shire and Baxalta. The proposed combination will be submitted to Shire's and Baxalta's shareholders for their consideration and approval.

In connection with the proposed combination, Shire and Baxalta filed relevant materials with (i) the SEC, including a Shire registration statement on Form S-4 that includes a proxy statement of Baxalta and a prospectus of Shire, and (ii) the Financial Conduct Authority (FCA) in the UK, including a prospectus relating to Shire ordinary shares to be issued in connection with the proposed combination and a circular to the shareholders of Shire. Baxalta will mail the proxy statement/prospectus to its shareholders and Shire will mail the circular to its shareholders. This communication is not a substitute for the registration statement, proxy statement/prospectus, circular or other document(s) that Shire and/or Baxalta filed with the SEC or the FCA in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF SHIRE AND BAXALTA ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT,PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC AND THE UK PROSPECTUS AND CIRCULAR BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SHIRE, BAXALTA AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents and other related documents filed with the SEC at the SEC's web site at www.sec.gov. Investors may request copies of the documents filed with the SEC by Shire by directing a request to Shire's Investor Relations department at Shire plc, Attention: Investor Relations, 300 Shire Way, Lexington, MA 02421 or to Shire's Investor Relations department at +1 484 595 2220 in the U.S. and +44 1256 894157 in the UK or by email to investorrelations@shire.com. Investors may request copies of the documents filed with the SEC by Baxalta by directing a request to Mary Kay Ladone at mary.kay.ladone@baxalta.com or (224) 948-3371.

The statements in this presentation are Shire's statements and not those of Baxalta or any third party.

2

Certain Information Regarding Participants

Shire, Baxalta and their respective directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about Shire's directors and executive officers in Shire's Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 23, 2016. You can find information about Baxalta's directors and executive officers in Baxalta's Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on March 3, 2016. Additional information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the registration statement, proxy statement/prospectus or other documents filed with the SEC if any when they become available. You may obtain these documents (when they become available) free of charge at the SEC's web site at www.sec.gov and from Investor Relations at Shire or Baxalta as described above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Trademarks

Shire owns or has rights to use the trademarks, service marks and trade names that it uses in conjunction with the operation of its business. Some of the trademarks that Shire owns or has the rights to use that are referenced in this communication include: ADDERALL XR, CINRYZE, ELAPRASE, FIRAZYR, GATTEX/REVESTIVE, INTUNIV, LIALDA, NATPARA, REPLAGAL, PENTASA, VPRIV, VYVANSE and XAGRID. Baxalta states that it owns or has the right to use certain trademarks referenced in this communication, including: ADVATE, ADYNOVATE, ARALAST, FEIBA, FLEXBUMIN, GAMMAGARD, GAMMAGARD LIQUID, GLASSIA, HYQVIA, OBIZUR, ONCASPAR, ONIVYDE, RECOMBINATE, RIXUBIS and SUBCUVIA, which may be registered or used in the United States and other jurisdictions.

Basis of Forecasts

The Shire forecasts included herein are derived from Shire's Long Range Plan (the "LRP") and Shire papers subsequently produced as part of the business planning process. Shire produces a long range plan annually. The LRP was updated in March 2015, as part of Shire's annual planning cycle, and was reviewed by the Board in April 2015. This LRP was subsequently adjusted to reflect revised expectations for SHP625 following trial results in the second quarter of 2015, the Dyax acquisition and other updates for 2015 actual performance.

The forecast product sales in this announcement are consistent with the LRP, which is at constant exchange rates, and reflects net sales for each product and key line extensions currently identified as in Phase III, Phase II and those in Phase I included in the LRP as launching before the end of 2020.

The forecast product sales included in the LRP are risk-adjusted to reflect Shire's assessment of the individual probability of launch of products in development, and the probability of success in further life cycle management trials. Estimates for these probabilities are based on industry wide data for relevant clinical trials in the pharmaceutical industry at a similar stage of development.

For each pharmaceutical product, there is a range of possible outcomes from clinical development, driven by a number of variables, including safety, efficacy and product labeling. In addition, if a product is approved, the effect of commercial factors including the patient population, the competitive environment, pricing and reimbursement is also uncertain. As a result, the actual net sales achieved by a product over its commercial life will be different, perhaps materially so, from the risk adjusted net sales figures in this announcement and should be considered in this light.

The forecast product sales for Baxalta's included in this communication have been stated on a constant currency and risk adjusted basis.

Shire plc Filing:

On April 18, 2016, Shire made available the U.K. prospectus of Shire plc in connection with its combination with Baxalta.

U.K. PROSPECTUS OF SHIRE PLC

3

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.    If you are in any doubt as to the action you should take, you are recommended to immediately seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant, fund manager or other appropriate independent financial adviser, who is authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom or, if not, from another appropriately authorised financial adviser.

This document, which comprises a prospectus relating to the New Shire Shares prepared in accordance with the Prospectus Rules of the UK Listing Authority made under section 73A of FSMA, has been approved by the Financial Conduct Authority in accordance with section 85 of FSMA and made available to the public in accordance with Rule 3.2 of the Prospectus Rules.

Shire, the Directors and the Proposed Directors accept responsibility for the information contained in this document. To the best of the knowledge of Shire, the Directors and the Proposed Directors (who have taken reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and contains no omission likely to affect its import.

Shire Shares are currently listed on the premium segment of the Official List maintained by the Financial Conduct Authority and traded on the London Stock Exchange's main market for listed securities. Applications will be made to the UK Listing Authority and to the London Stock Exchange for the New Shire Shares to be admitted to the premium listing segment of the Official List of the UK Listing Authority and to trading on the main market for listed securities of the London Stock Exchange, respectively. It is expected that Admission will become effective, and that dealings on the London Stock Exchange in the New Shire Shares will commence, on or shortly following the Effective Date which, subject to the satisfaction of certain conditions, is expected to occur in mid-2016.

SHIRE PLC
(Incorporated in Jersey under the Companies (Jersey) Law 1991 with registered number 99854)

Proposed issue of up to 303,734,581 new ordinary shares in connection with the proposed acquisition of Baxalta Incorporated
and
Application for admission of up to 303,734,581 new ordinary shares to the premium listing segment of the Official List and to trading on the main market for listed securities of the London Stock Exchange

You should read the whole of this document and any documents incorporated herein by reference. In particular, your attention is drawn to the section of this document headed "Risk Factors".

A copy of this Prospectus has been delivered to the Jersey registrar of companies in accordance with Article 5 of the Companies (General Provisions) (Jersey) Order 2002, and the Jersey registrar of companies has given, and has not withdrawn, consent to its circulation. The Jersey Financial Services Commission has given, and has not withdrawn, its consent under Article 2 of the Control of Borrowing (Jersey) Order 1958 to the issue of the New Shire Shares by Shire. It must be clearly understood that, in giving these consents, neither the Jersey registrar of companies nor the Jersey Financial Services Commission takes any responsibility for the financial soundness of Shire or for the correctness of any statements made, or opinions expressed, with regard to it. The Jersey Financial Services Commission is protected by the Control of Borrowing (Jersey) Law 1947, as amended, against any liability arising from the discharge of its functions under that law.

Nothing in this Prospectus or anything communicated to the holders or potential holders of the New Shire Shares and New Shire ADSs by or on behalf of Shire is intended to constitute, or should be construed as, advice on the merits of the subscription for or purchase of the New Shire Shares or New Shire ADSs or the exercise of any rights attached thereto for the purposes of the Financial Services (Jersey) Law 1998.

Investors should only rely on the information contained in this document and any documents incorporated herein by reference. No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been so authorised. Shire will comply with its obligations to publish a supplementary prospectus containing further updated information required by law or by any regulatory authority, but assumes no further obligation to publish additional information.

Evercore Partners International LLP ("Evercore"), which is authorised and regulated in the United Kingdom by the FCA, is acting exclusively for Shire as joint financial adviser and joint sponsor and for no one else in connection with the Merger and Admission, and will not regard any other person (whether or not a recipient of this document) as a client in relation to the Merger or Admission and will not be responsible to any other person for providing the protections afforded to clients of Evercore or for providing advice in relation to the Merger, the Admission, the contents of this document or any matter or arrangement referred to in this document. Apart from the responsibilities and liabilities, if any, which may be imposed by FSMA or other laws, Evercore accepts no responsibility whatsoever for the contents of this document, and no representation, express or implied, is made by Evercore in relation to the contents of this document, including its accuracy, completeness or verification of any other statement made or purported to be made by it, or on its behalf, in connection with Shire or the matters described in this document. To the fullest extent permitted by applicable law, Evercore accordingly disclaims all and any responsibility or liability whether arising in tort, contract or otherwise (save as referred to above) which it might otherwise have in respect of this document or any statement contained therein.

Morgan Stanley & Co. International plc ("Morgan Stanley"), which is authorised by the PRA and regulated in the United Kingdom by the FCA and the PRA, is acting exclusively for Shire as joint financial adviser and joint sponsor and for no one else in connection with the Merger and Admission, and will not regard any other person (whether or not a recipient of this document) as a client in relation to the Merger or Admission and will not be responsible to any other person for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the Merger, the Admission, the contents of this document or any matter or arrangement referred to in this document. Apart from the responsibilities and liabilities, if any, which may be imposed on by FSMA or other laws, Morgan Stanley accepts no responsibility whatsoever for the contents of this document, and no representation, express or implied, is made by Morgan Stanley in relation to the contents of this document, including its accuracy, completeness or verification of any other statement made or purported to be made by it, or on its behalf, in connection with Shire or the matters described in this document. To the fullest extent permitted by applicable law, Morgan Stanley accordingly disclaims all and any responsibility or liability whether arising in tort, contract or otherwise (save as referred to above) which it might otherwise have in respect of this document or any statement contained therein.

The contents of this document and the information incorporated herein by reference should not be construed as legal, business or tax advice. Each prospective investor should consult his, her or its own legal adviser, financial adviser or tax adviser for advice.

This document is being communicated only to holders of Baxalta Shares at the date of this document ("relevant persons"). The New Shire Shares (and, consequently, the New Shire Securities) are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to Overseas Shareholders

General

The release, publication or distribution of this document in certain jurisdictions may be restricted by law. Persons who are not resident in the United Kingdom or who are subject to other jurisdictions should inform themselves of, and should observe, any applicable requirements. Any failure to comply with these requirements may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Merger disclaim any responsibility or liability for the violation of such requirements by any person.

Unless otherwise determined by Shire, and permitted by applicable law and regulation, New Shire Shares will not be offered, directly or indirectly, in, into or from a jurisdiction where to do so would violate the laws in that jurisdiction. Accordingly, copies of this document and all documents relating to the Merger are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from a jurisdiction where to do so would violate the laws in that jurisdiction, and persons receiving this document and all documents relating to the Merger (including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdictions where to do so would violate the laws in that jurisdiction.

The availability of the New Shire Shares to Baxalta Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

Notice to U.S. Shareholders

This communication does not constitute an offer to buy or solicitation of any offer to sell securities under the United States federal securities laws. This communication relates to the proposed business combination between Shire and Baxalta. In connection with the proposed combination, Shire has filed a Registration Statement on Form S-4 (the "Registration Statement") with the United States Securities and Exchange Commission (the "SEC") that includes a proxy statement of Baxalta and a prospectus of Shire. Baxalta will mail the proxy statement/prospectus to its shareholders. This communication is not a substitute for the Registration Statement, proxy statement/prospectus or other documents that Shire may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BAXALTA ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN, OR WILL CONTAIN, AS APPLICABLE, IMPORTANT INFORMATION ABOUT SHIRE, BAXALTA AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC's website at http://www.sec.gov/. Investors may request copies of the documents filed with the SEC by directing a request to Shire's Investor Relations department at Shire plc, Attention: Investor Relations, 5 Riverwalk, Citywest Business Campus, Dublin 24, Republic of Ireland or to Shire's Investor Relations department at +353 1 429 7700. Investors may request copies of the documents filed with the SEC by Baxalta by directing a request to Baxalta's Investor Relations department at Baxalta Incorporated, 1200 Lakeside Drive, Bannockburn, Illinois, 60015 or to Baxalta's Investor Relations department at +1 (224)-940-2000.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities under the United States federal securities laws, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

18 April 2016

SUMMARY

Summaries are made up of disclosure requirements known as "Elements". These Elements are numbered in Sections A–E (A.1–E.7).

This summary contains all the Elements required to be included in a summary for this type of security and issuer. Because some Elements are not required to be addressed, there may be gaps in the numbering sequence of the Elements.

Even though an Element may be required to be inserted in the summary because of the type of security and issuer, it is possible that no relevant information can be given regarding the Element. In this case, a short description of the Element is included in the summary with the mention of the words "not applicable".

Section A—Introduction and warnings
Element
A.1	Warning to investors
This summary should be read as an introduction to this document. Any decision to invest in New Shire Shares should be based on consideration of this document as a whole. Where a claim relating to the information contained in this document is brought before a court in a member state of the European Economic Area, the plaintiff investor might, under the national legislation of the member state where the claim is brought, have to bear the costs of translating this document before the legal proceedings are initiated. Civil liability attaches only to those persons who tabled this summary, including any translation thereof, but only if the summary is misleading, inaccurate or inconsistent when read together with the other parts of this document or if it does not provide, when read together with the other parts of this document, key information in order to aid investors when considering whether to invest in the New Shire Shares.
A.2	Subsequent resale or final placement of securities by financial intermediaries	Not applicable. The Company is not engaging any financial intermediaries for any resale of securities or final placement of securities after publication of this document.
Section B—Issuer
Element
B.1	Legal and commercial name	The Company's legal name is Shire plc.
B.2	Domicile/legal form/legislation/country of incorporation
The Company was incorporated and registered in Jersey on 28 January 2008, with registered number 99854, as a private company limited by shares. The Company became a public company on 1 April 2008. The principal legislation under which the Company operates is the Companies (Jersey) Law 1991 and regulations made thereunder.
B.3	Current operations and principal activities and markets
Shire is a Jersey incorporated, Irish-headquartered, global specialist biopharmaceutical company which focuses on the research, development and marketing of medicine relating to rare diseases and specialist conditions.

Shire has commercial units that focus exclusively on the commercial execution of its marketed products (the "In-Line" group) in the areas of Hereditary Angioedema/Lysomal Storage Diseases ("HAE/LSD"), Neuroscience, Gastrointestinal ("GI") and Internal Medicine, and in Ophthalmics to support the development of Shire's ophthalmic pipeline candidates. Shire's brands include Vyvanse, Lialda/Mezavant, Cinryze, Elaprase, Firazyr and Replagal, among others.

B.4a	Significant recent trends affecting the Combined Group and its industry	Shire

Year ended 31 December 2015

On 29 March 2016, Shire published its Annual Report and Accounts for the year ended 31 December 2015. Shire delivered a strong performance in the 12 months to 31 December 2015.

Shire's underlying product sales growth during 2015 was 14 per cent. (on a non-U.S. GAAP CER basis, excluding INTUNIV). Total reported product sales in 2015 were $6.1 billion, up 5 per cent., and non-U.S. GAAP EBITDA reached $2.9 billion, growing 6 per cent. Total product sales of VYVANSE, Shire's largest product by sales, increased by 19 per cent. to $1.7 billion. This includes the market expansion of VYVANSE for adults with ADHD and the launch of the new adult indication for moderate to severe Binge Eating Disorder ("BED").

The HAE/LSD Business Unit continued to be Shire's largest commercial unit, with product sales of $2.4 billion. Shire's focus on rare diseases was further strengthened during 2015 through the acquisition of NPS Pharma for cash consideration of $5.2 billion.
Royalty income in 2015 increased to $301 million, up by 87 per cent., due primarily to the inclusion of royalty income receivable from Amgen for SENSIPAR (following Shire's acquisition of NPS Pharma).
Q1 2016

On 22 January 2016, Shire acquired Dyax for cash consideration of $5.9 billion. Dyax focuses on the development of plasma kallikrein (pKal) inhibitors for the treatment of HAE, including KALBITOR. Dyax's most advanced clinical programme is DX-2930, a Phase 3, fully humanised monoclonal antibody. DX-2930 has received Fast Track, Breakthrough Therapy, and Orphan Drug designations by the FDA and has also received Orphan Drug status in the EU. It is currently undergoing Phase 3 clinical trials.

Trading since 31 December 2015 has been in line with expectations, the Shire Group outlook remains unchanged and the financial position of the group remains strong. Shire expects to see underlying product sales growth in 2016 for its existing operations. Royalties and other revenues are expected to increase in 2016 as Shire will benefit from a full year of SENSIPAR royalties and the addition of Dyax royalties.
Shire expects growth from product sales across its therapeutic categories, driven primarily by volume:

• In the LSD/HAE franchise, the main driver is new patients initiating therapy.

•

In the NeuroScience franchise, we expect continued volume growth as more U.S. adults are diagnosed with ADHD, increased recognition, diagnosis and treatment of BED, and growth in International markets. There is an unmet need in the U.S. adult ADHD market for longer lasting treatments. If approved Shire hopes to launch SHP465 in 2017 to meet this demand.

•

In our GI/Endocrine franchise, the main drivers of growth are expected to be the continued uptake of new products GATTEX and NATPARA and continued gains for the oral mesalamine LIALDA, albeit at a slower rate than in the past.

• If approved, Shire would benefit from the launch of lifitegrast for Dry Eye Disease in 2016, and hopes to increase awareness, diagnosis and treatment of this condition.

Baxalta
Year ended 31 December 2015
Baxalta filed its Form 10-K with the SEC on 3 March 2016 for the year ended 31 December 2015.

Baxalta's global net sales totalled $6.1 billion, an increase of 3 per cent. compared to 2014. Excluding the impact of changes in foreign currency exchange rates, net sales increased by 11 per cent. over 2014. Sales in the U.S. totalled $3.3 billion, an increase of 10 per cent. over 2014. International sales totalled $2.8 billion, a decrease of 4 per cent. over 2014 at actual foreign currency exchange rates and an increase of 13 per cent. at constant foreign currency exchange rates. Excluding the impact of changes in foreign currency exchange rates, Baxalta drove revenue growth in each of its four product categories. In the second half of 2015, with its acquisition of ONCASPAR product portfolio from Sigma-Tau, Baxalta launched an additional product category—oncology.

Baxalta's net income from continuing operations was $928 million, a decrease of 22 per cent. compared to 2014. While Baxalta increased sales across its business, net income was impacted by expenses related to special items such as charges related to the separation with Baxter and an increase in upfront and milestone payments to collaboration partners.
B.5	Description of the Combined Group	The Company is currently the ultimate holding company of the Shire Group. If the Merger completes, the Company will become the ultimate holding company of the Combined Group.
B.6	Major shareholders
As at the Last Practicable Date, insofar as it is known to the Company, the following persons are interested directly or indirectly in 3 per cent. or more of the voting rights in respect of the issued ordinary share capital of the Company:

Name	Number of Shire Shares	Percentage of issued Shire Shares
Blackrock, Inc.	58,544,896	9.9%
FMR Corp	23,089,838	3.9%
Paulson & Co Inc.	20,774,000	3.5%
Northern Cross LLC(1)	18,796,121	3.2%
Legal & General Group plc	18,097,301	3.1%

(1) 17,936,613 (3.0%) managed on behalf of Harbor International Fund

Section B—Issuer
B.7	Selected historical key financial information
The tables below set out the Shire Group's summary audited financial information for the periods indicated, reported in accordance with U.S. GAAP. The consolidated financial information for the Shire Group has been extracted without material adjustment from the historical financial information relating to the Shire Group.

Shire Summary Group Income Statement
(in millions of U.S. dollars, except share and per share data)

	For the 12 months to 31 December 2015	For the 12 months to 31 December 2014	For the 12 months to 31 December 2013
	($'M)	($'M)	($'M)
Revenues:
Product sales	6,099.9	5,830.4	4,757.5
Royalties	300.5	160.8	153.7
Other revenues	16.3	30.9	23.1

Total revenues	6,416.7	6,022.1	4,934.3

Costs and expenses:
Cost of product sales	969.0	979.3	670.8
Research and development[1]	1,564.0	1,067.5	933.4
Selling, general and administrative[2]	2,341.2	2,025.8	1,651.3
Goodwill impairment charge	—	—	7.1
Gain on sale of product rights	(14.7)	(88.2)	(15.9)
Reorganisation costs	97.9	180.9	88.2
Integration and acquisition costs	39.8	158.8	(134.1)

Total operating expenses	4,997.2	4,324.1	3,200.8

Operating income from continuing operations	1,419.5	1,698.0	1,733.5
Interest income	4.2	24.7	2.1
Interest expense	(41.6)	(30.8)	(38.1)
Other income/(expense), net	3.7	8.9	(3.9)
Receipt of break fee	—	1,635.4	—

Income from continuing operations before income taxes and equity in (losses)/earnings of equity method investees	1,385.8	3,336.2	1,693.6
Income taxes	(46.1)	(56.1)	(277.9)
Equity in (losses)/earnings of equity method investees, net of taxes	(2.2)	2.7	3.9

Income from continuing operations, net of taxes	1,337.5	3,282.8	1,419.6
(Loss)/gain from discontinued operations, net of taxes	(34.1)	122.7	(754.5)

Net income	1,303.4	3,405.5	665.1

	For the 12 months to 31 December 2015	For the 12 months to 31 December 2014	For the 12 months to 31 December 2013
	($'M)	($'M)	($'M)
Earnings per ordinary share—basic (cents)
Earnings from continuing operations	226.5	559.6	257.2
(Loss)/gain from discontinued operations	(5.8)	20.9	(136.7)

Earnings per ordinary share—basic	220.7	580.5	120.5

Earnings per ordinary share—diluted (cents)
Earnings from continuing operations	225.5	555.2	245.3
(Loss/gain from discontinued operations	(5.8)	20.8	(127.8)

Earnings per ordinary share—diluted	219.7	576.0	117.5

Weighted average number of shares (millions):
Basic	590.4	586.7	552.0
Diluted	593.1	591.3	590.3

1
Research and development ("R&D") includes IPR&D intangible asset impairment charges of $643.7 million for the year to 31 December 2015 (2014: $190.3 million, 2013: $19.9 million).

2
Selling, general and administrative ("SG&A") costs include amortisation of intangible assets relating to intellectual property rights acquired of $498.7 million for the year to 31 December 2015 (2014: $243.8 million, 2013: $152.0 million).

Shire Summary Statement of Net and per Share Assets
(in millions of U.S. dollars, except share data)

	31 December 2015	31 December 2014	31 December 2013
	($'M)	($'M)	($'M)
Assets
Current assets:
Cash and cash equivalents	135.5	2,982.4	2,239.4
Restricted cash	86.0	54.6	22.2
Accounts receivable, net	1,201.2	1,035.1	961.2
Inventories	635.4	544.8	455.3
Assets held for sale	—	—	31.6
Deferred tax asset	—	344.7	315.6
Prepaid expenses and other current assets	197.4	221.5	263.0

Total current assets	2,255.5	5,183.1	4,288.3

Non-current assets:
Investments	50.8	43.7	31.8
Property, plant and equipment, net	828.1	837.5	891.8
Goodwill	4,147.8	2,474.9	624.6
Other intangible assets, net	9,173.3	4,934.4	2,312.6
Deferred tax assets	121.0	112.1	141.1
Other non-current assets	33.3	46.4	32.8

Total assets	16,609.8	13,632.1	8,323.0

Liabilities and equity
Current liabilities:
Accounts payable and accrued expenses	2,050.6	1,909.4	1,688.4
Short term borrowings	1,511.5	850.0	—
Other current liabilities	144.0	262.5	119.5

Total current liabilities	3,706.1	3,021.9	1,807.9

Non-current liabilities:
Convertible bonds	—	—	—
Long-term borrowings	69.9	—	—
Deferred tax liability	2,205.9	1,210.6	560.6
Other non-current liabilities	798.8	736.7	588.5

Total liabilities	6,780.7	4,969.2	2,957.0

Equity:
(2015) 1,000 million shares authorised; and 601.1 million shares issued and outstanding	58.9	58.7	58.6
(2014) 1,000 million shares authorised; and 599.1 million shares issued and outstanding
(2013) 1,000 million shares authorised; and 597.5 million shares issued and outstanding)
Additional paid-in capital	4,486.3	4,338.0	4,186.3
Treasury stock:	(320.6)	(345.9)	(450.6)
(2015) 9.7 million shares
(2014) 10.6 million shares
(2013) 13.4 million shares
Accumulated other comprehensive (loss)/income	(183.8)	(31.5)	110.2
Retained earnings	5,788.3	4,643.6	1,461.5

Total equity	9,829.1	8,662.9	5,366.0

Total liabilities and equity	16,609.8	13,632.1	8,323.0

Shire Summary Group Cash Flow Statement
(in millions of U.S. dollars)

	For the 12 months to 31 December 2015	For the 12 months to 31 December 2014	For the 12 months to 31 December 2013
	($'M)	($'M)	($'M)
Cash flows from operating activities:
Net income	1,303.4	3,405.5	665.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortisation	637.2	407.3	324.4
Share-based compensation	100.3	97.0	77.4
Change in fair value of contingent consideration	(149.9)	14.7	(159.1)
Impairment of intangible assets	643.7	190.3	19.9
Goodwill impairment charge	—	—	198.9
Impairment of assets held for sale		—	636.9
Write-down of assets	—	—	58.2
Gain on sale of product rights	(14.7)	(54.6)	(15.9)
Unwind of inventory fair value step-up	31.1	91.9	—
Other, net	12.5	29.4	11.4
Movement in deferred taxes	(198.2)	(14.3)	(349.9)
Equity in losses/(earnings) of equity method investees	2.2	(2.7)	(3.9)
Changes in operating assets and liabilities:
Increase in accounts receivable	(211.4)	(66.1)	(148.3)
Increase in sales deduction accruals	97.6	107.6	177.5
Increase in inventory	(63.2)	(25.3)	(36.6)
Decrease/(increase) in prepayments and other assets	37.2	42.4	(60.9)
Increase in accounts and notes payable and other liabilities	109.2	5.3	67.9

Net cash provided by operating activities(A)	2,337.0	4,228.4	1,463.0

Cash flows from investing activities:
Movements in restricted cash	(32.0)	(32.6)	(5.3)
Purchases of subsidiary undertakings and businesses, net of cash acquired	(5,553.4)	(4,104.4)	(227.8)
Purchases of non-current investments	(9.5)	(23.1)	(10.6)
Proceeds from short-term investments	67.0	57.8	—
Purchases of PP&E	(114.7)	(77.0)	(157.0)
Proceeds received on sale of product rights	17.5	127.0	19.2
Proceeds from disposal of non-current investments	18.7	21.5	12.1
Other, net	(13.5)	0.2	8.5

Net cash used in investing activities(B)	(5,619.9)	(4,030.6)	(360.9)

Cash flows from financing activities:
Proceeds from revolving line of credit, long-term and short-term borrowings	3,760.8	2,310.8	—
Repayment of revolving line of credit and short-term borrowings	(3,110.9)	(1,461.8)	—
Repayment of debt acquired through business combinations	—	(551.5)	—
Proceeds from ViroPharma call options	—	346.7	—
Payment of dividend	(134.4)	(121.2)	(96.4)
Excess tax benefit associated with exercise of stock options	32.4	39.7	13.4
Proceeds from exercise of options	16.6	17.4	17.2
Contingent consideration payments	(101.2)	(15.2)	(14.1)
Facility arrangement fee	(24.1)	(10.2)	(13.9)

	For the 12 months to 31 December 2015	For the 12 months to 31 December 2014	For the 12 months to 31 December 2013
	($'M)	($'M)	($'M)
Payments to acquire shares under the share buy-back programme	—	—	(193.8)
Payments to acquire shares by the EBT	—	—	(50.0)
Other, net	(0.2)	(0.2)	(7.0)

Net cash provided by/(used in) financing activities(C)	439.0	554.5	(344.6)

Effect of foreign exchange rate changes on cash and cash equivalents(D)	(3.0)	(9.3)	(0.3)

Net (decrease) increase in cash and cash equivalents(A+B+C+D)	(2,846.9)	743.0	757.2
Cash and cash equivalents at beginning of period	2,982.4	2,239.4	1,482.2

Cash and cash equivalents at end of period	135.5	2,982.4	2,239.4

The following significant changes to the financial condition and operating results of Shire occurred during the years ended 31 December 2013, 2014 and 2015.
In the year ended 31 December 2013, Shire:

•

completed the acquisitions of SARcode Bioscience, Premacure and Lotus Tissue Repair, resulting in the recognition of IPR&D intangible assets totalling $740.5 million, goodwill of $170.3 million and contingent consideration liabilities totalling $451.4 million as of the date of acquisition. Cash consideration paid for these acquisitions totalled $231.0 million;

• entered into a $2.6 billion facilities agreement, to part finance the acquisition of ViroPharma, which was unutilised as of 31 December 2013;

•

designated the DERMAGRAFT business as held for sale as of 31 December 2013, resulting in a loss from discontinued operations, net of tax, of $754.5 million, comprising impairment charges in respect of the assets held-for-sale of $636.9 million, goodwill impairment charges of $191.8 million, net losses from the discontinued business of $252.2 million and related tax credit of $326.4 million;

•

converted $1.1 billion of the Company's 2.75 per cent. convertible bonds due 2014 into 33,804,464 ordinary shares and redeemed the remaining unconverted bonds with a principal amount of $0.95 million at par plus accrued interest;

• initiated the One Shire reorganisation to simplify Shire's structure and drive future growth and innovation, giving rise to $88.2 million of reorganisation costs; and

•

recorded a net credit of $134.1 million in integration and acquisition-related costs, comprising a credit of $159.1 million relating to the change in fair values of contingent consideration liabilities, in particular relating to the acquisition of SARcode, partially offset by $25.0 million of acquisition and integration costs, primarily for the acquisition of ViroPharma (which was completed in January 2014), and integration of SARcode and Lotus Tissue Repair.

In the year ended 31 December 2014, Shire:

•

completed the acquisitions of ViroPharma, Lumena, Fibrotech, BIKAM and the assets and trade of SCM Pharma resulting in the recognition of intangible assets for currently marketed products (principally CINRYZE) of $2.3 billion, IPR&D intangible assets of $793.0 million, goodwill of $1.9 billion and contingent consideration liabilities of $216.8 million. Cash paid for these acquisitions totalled $4.4 billion;

•

entered into a $2.1 billion revolving credit facility (which was unutilised as of 31 December 2014), and cancelled $1.75 billion of the $2.6 billion facilities agreement. The remaining $850.0 million was utilised as of 31 December 2014 to partially finance the acquisition of ViroPharma;

• experienced authorised generic competition for INTUNIV from December 2014, which led to lower sales of the Company's INTUNIV product compared to the period prior to loss of exclusivity;

• recorded IPR&D intangible asset impairment charges of $190.3 million, primarily as a result of placing the Phase 2 trial for SHP602 on clinical hold, and discontinuing development of SHP613;

• divested rights to certain non-core products (CALCICHEW, VANCOCIN, ESTRACE, and EXPUTEX) for cash consideration of $108.4 million, resulting in a gain, net of tax, of $76.4 million;

• incurred reorganisation costs of $180.9 million in respect of the ongoing One Shire reorganisation;

•

incurred integration and acquisition costs of $158.8 million, comprising acquisition and integration costs of $144.1 million, primarily in respect of ViroPharma and $14.7 million in relation to changes in the fair value of contingent consideration liabilities;

•

agreed the terms of a recommended combination of Shire with AbbVie and entered into a cooperation agreement in connection with the recommended combination. Shire subsequently received confirmation from the board of AbbVie that it had withdrawn its recommendation of the combination, as a result of which Shire agreed with AbbVie to terminate the cooperation agreement and entered into a termination agreement, pursuant to which AbbVie paid Shire the break fee due under the cooperation agreement of $1.6 billion. The Company has obtained advice that the break fee should not be taxable in Ireland. The Company has therefore concluded that no tax liability should arise and has not recognised a tax liability in the income statement. The relevant tax return was submitted on 23 September 2015; and

•

settled certain tax positions with the Canadian revenue authorities resulting in the receipt of repayments from the authorities of $417.0 million and recognition of a net credit within income tax expense of $235.0 million.

In the year ended 31 December 2015, Shire:

•

completed the acquisitions of NPS Pharma, Meritage, SolPharm and Foresight resulting in the recognition of intangible assets for currently marketed products and royalty rights of $5.0 billion (principally GATTEX and NATPARA), IPR&D intangible assets of $475.0 million, goodwill of $1.7 billion and contingent consideration liabilities of $92.8 million. Cash paid for these acquisitions totalled $5.6 billion;

• repaid the $850.0 million borrowed to finance the acquisition of ViroPharma;

•

entered into a new $850.0 million term loan facility to partially finance the acquisition of NPS Pharma, of which $750.0 million was utilised as of 31 December 2015. Shire had also utilised $750.0 million of the revolving credit facility as of 31 December 2015;

• entered into a $5.6 billion term loan facility (which was unutilised as of 31 December 2015) to finance the acquisition of Dyax;

• received FDA approval of VYVANSE for the treatment of adults with moderate to severe BED received approval of INTUNIV in the EU and launched NATPARA in the U.S.;

•

recorded IPR&D intangible asset impairment charges of $643.7 million, primarily as a result of lower probabilities of success for SHP625 and SHP608 following trial results and preclinical toxicity findings, respectively;

• incurred reorganisation costs of $97.9 million in respect of the One Shire reorganisation; and

•

incurred integration and acquisition costs of $39.8 million, comprising acquisition and integration costs of $189.7 million primarily related to NPS Pharma, ViroPharma, Dyax and Baxalta, which were offset by a net credit of $149.9 million arising from the change in fair value of contingent consideration liabilities, primarily relating to SHP625 and SHP608.

There has been no significant change in the financial or trading position of Shire since 31 December 2015, the date to which Shire's last published audited financial statements were prepared, other than:

• entering into the Merger Agreement;

• entering into the Letter Agreement;

• entering into the 2016 Facility Agreement;

•

completion of the acquisition of Dyax on 22 January 2016 and the related utilisation of the $5.6 billion borrowing facility to partially fund the acquisition. Cash paid on closing totalled $5.9 billion and Shire also recognised a contingent consideration liability in respect of the non-tradable contingent value right at its preliminary fair value of $396 million; and

• the repayment of the remaining $750 million of the $850 million borrowed to finance the acquisition of NPS Pharma.

The tables below set out the Baxalta Group's summary financial information for the periods indicated, reported in accordance with U.S. GAAP. The consolidated financial information for the Baxalta Group has been extracted without material adjustment from Baxalta's Form 10-K for the year ended 31 December 2015 filed with the SEC on 3 March 2016.

Baxalta Consolidated and Combined Balance Sheet3
(in millions of U.S. dollars)

	31 December 2015	31 December 2014	31 December 2013
	($'M)	($'M)	($'M)
Assets
Current assets:
Cash and equivalents	1,001	—	—
Accounts and other current receivables, net	914	960	954
Inventories	2,173	1,960	1,922
Prepaid expenses and other	620	173	144

Total current assets	4,708	3,093	3,020

Property, plant and equipment, net	5,034	4,192	3,376
Other assets:
Goodwill	829	565	524
Other intangible assets, net	1,295	459	349
Deferred income taxes	214	43	53
Other long-term assets	249	231	237

Total other assets	2,587	1,298	1,163

Total assets	12,329	8,583	7,559

Liabilities and equity
Current liabilities:
Current maturities on long-term debt and lease obligations	3	—	—
Accounts payable	706	484	350
Accrued liabilities	1,202	1,156	1,360

Total current liabilities	1,911	1,640	1,710

Long-term liabilities:
Long-term debt and capital lease obligations	5,265	275	14
Deferred income taxes	181	72	53
Other long-term liabilities	1,048	849	603
Commitments and contingencies
Equity:
Common stock, $0.01 par value (shares authorised of 2,500,000,000 at December 31, 2015 and zero at December 31, 2014 and 2013; shares issued and outstanding of 679,287,500 at December 31, 2015 and zero at December 31, 2014 and 2013	7	—	—
Additional paid-in capital	4,103	—	—
Net parent company investment	—	6,180	5,243
Retained earnings	309	—	—
Accumulated other comprehensive loss	(495)	(433)	(64)

Total equity	3,924	5,747	5,179

Total liabilities and equity	12,329	8,583	7,559

3
Baxalta elected to adopt, ahead of the required deadline, new income tax accounting guidance issued by the FASB on a retrospective basis starting on 31 December 2015. As a result, Baxalta has made certain reclassifications to its consolidated or combined balance sheets starting with the period ending 31 December 2015 and retroactively applying to prior year balances disclosed in the table above. The reclassifications had the effect of decreasing previously reported total assets and total liabilities by $201 million and $183 million for the years ended 31 December, 2014 and 2013, respectively.

Baxalta Consolidated and Combined Statements of Income
(in millions of U.S. dollars)

	For the 12 months to 31 December 2015	For the 12 months to 31 December 2014	For the 12 months to 31 December 2013
	($'M)	($'M)	($'M)
Net sales	6,148	5,952	5,555
Cost of sales	(2,386)	(2,443)	(2,329)

Gross margin	3,762	3,509	3,226

Selling, general and administrative expenses	(1,442)	(1,053)	(1,017)
Research and development expenses	(1,176)	(820)	(595)
Net interest expense	(48)	—	—
Other income (expense), net	102	(104)	(1)

Income from continuing operations before income taxes	1,198	1,532	1,613
Income tax expense	(270)	(346)	(325)

Net income from continuing operations	928	1,186	1,288
Income from discontinued operations, net of tax	28	551	—

Net income	956	1,737	1,288

Baxalta Consolidated and Combined Statement of Comprehensive Income
(in millions of U.S. dollars)

	For the 12 months to 31 December 2015	For the 12 months to 31 December 2014	For the 12 months to 31 December 2013
	($'M)	($'M)	($'M)
Net income	956	1,737	1,288
Other comprehensive income (loss), net of tax:
Currency translation adjustments, net of tax benefit (expense) of $0 in 2015, $28 in 2014 and ($14) in 2013	(362)	(387)	72
Pension, net of tax benefit (expense) of $14 in 2015, $5 in 2014 and ($2) in 2013	11	(1)	(7)
Available-for-sale securities, net of tax benefit (expense) of ($6) in 2015, $2 in 2014 and ($3) in 2013	1	20	(15)
Hedging activities, net of tax benefit (expense) of ($4) in 2015 and less than $1 in 2014	6	(1)	—

Total other comprehensive income (loss)	(344)	(369)	50

Comprehensive income	612	1,368	1,338

Baxalta Consolidated and Combined Statement of Cash Flows
(in millions of U.S. dollars)

	For the 12 months ending 31 December 2015	For the 12 months ending 31 December 2014	For the 12 months ending 31 December 2013
	($'M)	($'M)	($'M)
Cash flows from operations
Net income	956	1,737	1,288
Adjustments
Depreciation and amortization	257	206	184
Deferred income taxes	(65)	68	(43)
Share-based compensation expense	62	32	27
Excess tax benefits from share-based compensation	(7)	(9)	(13)
Business optimization (benefits) charges, net	(12)	33	133
Gain on sale of discontinued operations	(38)	(466)	—
Net periodic pension benefit and OPEB cost	69	52	60
Change in fair value of contingent payment liabilities	(97)	124	18
IPR&D impairment charge	81	—	—
Other	61	116	47
Changes in balance sheet items
Accounts and other current receivables, net	(285)	(75)	(51)
Inventories	(429)	(282)	(261)
Accounts payable	189	127	45
Accrued liabilities	73	(195)	202
Due to/from Baxter International Inc	86	—	—
Business optimization payments	(19)	(37)	(31)
Other	(83)	(58)	(57)

Net cash provided from operations	799	1,373	1,548

Cash flows from investing activities
Capital expenditures	(1,216)	(970)	(797)
Acquisitions, net of cash acquired	(1,163)	(185)	(111)
Divestiture of vaccines business	46	640	—
Other investing activities	40	14	(69)

Net cash used for investing activities	(2,293)	(501)	(977)

Cash flows from financing activities
Net proceeds from issuance of long-term debt	4,945	—	—
Payments of obligations	(4)	—	—
Cash dividends on common stock	(47)	—	—
Net transactions with Baxter International Inc.	(2,455)	(856)	(571)
Proceeds and excess tax benefits related to share-based compensation	64	—	—
Other financing activities	(11)	(16)	—

Net cash provided from (used for) financing activities	2,492	(872)	(571)

Effect of foreign exchange rate changes on cash and equivalents	3	—	—

Change in cash and equivalents	1,001	—	—
Cash and equivalents at beginning of period	—	—	—

Cash and equivalents at end of period	1,001	—	—

The following significant changes to the financial condition and operating results of Baxalta occurred during the years ended 31 December 2013, 2014 and 2015:

Baxalta reported net income from continuing operations in 2015 of $928 million, which was a decrease of 22 per cent. compared to $1.2 billion in 2014. The 22 per cent. decrease in net income from continuing operations was impacted by expenses related to special items such as charges related to the separation from Baxter and an increase in upfront and milestone payments to collaboration partners.

Baxalta reported net income from continuing operations in 2014 of $1.2 billion, which was a decrease of 8 per cent. compared to $1.3 billion in 2013. The decrease was driven primarily by special items, including R&D charges of $217 million in 2014 for both upfront and milestone payments related to Baxalta's collaboration agreements and a charge of $124 million related to changes in the fair value of contingent payment liabilities related to prior acquisitions. The impact of these items was partially offset by an increase in sales across the Haematology and Immunology product categories, improvement in gross margin percentage from favourable mix, and an increase in income from equity method investments.

The historical financial statements reflect the consolidated results of operations of Baxalta as an independent, publicly traded company effective from its separation from Baxter on 1 July 2015. Prior to the Spin-Off, Baxalta did not operate as an independent, standalone company, but rather as a part of a larger group of companies controlled by Baxter. The historical financial statements prior to 1 July 2015 reflect the combined results of operation of the Baxter biopharmaceutical business as carved-out from the combined reporting entity of Baxter. There are limitations inherent in the preparation of all carve-out financial statements because Baxalta's business was previously part of a larger organisation. The basis of preparation included in the audited consolidated and combined financial statement provides a detailed description of the treatment of historical transactions in periods prior to the Spin-Off. During these periods, Baxalta's net income was most notably impacted by the following consequences of carve-out accounting and the Spin-Off:

•

Baxter utilised a centralised treasury management system and neither cash nor debt was allocated to Baxalta in the carve-out financial statements. In connection with the Spin-Off, the capital structures of both companies were realigned, resulting in Baxalta incurring its own debt and having adequate cash to fund its operations. The indebtedness has caused Baxalta to record interest expense beginning in June 2015. The results of operations of the company did not include a significant amount of interest expense prior to June 2015. Any additional borrowings entered into in the future will further increase interest expense.

•

Additionally, as foreign currency risk was also hedged through the centralised treasury management system prior to the Spin-Off, Baxalta was not allocated gains or losses relating to foreign currency exposures on balance sheet positions in the carve-out financial statements. Following the Spin-Off, Baxalta manages its foreign currency risk through various hedging activities and recognises gains or losses relating to foreign currency exposures on balance sheet positions through other income (expense), net.

•

Prior to the Spin-Off, the condensed combined statements of income included an allocation to Baxalta from Baxter for the services provided by various Baxter functions including, but not limited to, executive oversight, treasury, finance, legal, human resources, tax planning, internal audit, financial reporting, information technology and investor relations. The amounts of these allocations may not necessarily be indicative of the similar costs Baxalta will incur as an independent, standalone company. The total amount allocated to Baxalta from Baxter was $284 million during the six months ended 30 June 2015 and $538 million, and $596 million during the years ended 31 December 2014 and 2013, respectively.

•

Baxalta has incurred certain separation costs, which are primarily associated with the design and establishment of Baxalta as a standalone public company. Included in results of operations are separation costs of $221 million and $56 million during the years ended 31 December 2015 and 2014, respectively. Baxalta expects to incur additional separation costs in future periods, certain of which may be capitalised in relation to operating infrastructure, such as information technology.

•

Income tax expense was computed on a separate company basis, as if operated as a standalone entity, a separate entity, or a separate consolidated group in each material jurisdiction in which Baxalta operates. Income tax expense included in the combined financial statements prior to the separation may not be indicative of Baxalta's future expected tax rate.

•

Concurrent with Spin-Off, Baxalta entered into a contract manufacturing agreement with Baxter whereby Baxalta and Baxter produce certain products for one another on agreed terms. The contract manufacturing agreement results in changes to both sales and cost of goods sold in periods after the Spin-Off because products were transferred at cost between Baxter and the businesses that comprised Baxalta prior to the Spin-Off.

As noted above, at and prior to 31 December 2014, Baxalta did not report cash and equivalents on its balance sheet due to its participation in Baxter's centralised management programme. No debt was allocated to Baxalta because Baxalta was not the legal obligor of the debt and the borrowings were not directly attributable to Baxalta's business. In June 2015, Baxalta issued approximately $5 billion of its own debt and began establishing its own treasury management programme. Baxalta also had cash inflows during 2015 related to cash contributions from Baxter in connection with the formation of Baxalta legal entities. The financing cash inflows were partially offset by $4 billion cash distribution that Baxalta made to Baxter as partial consideration for the contribution of assets to Baxalta from Baxter in connection with the separation.

There has been no significant change in the financial or trading position of Baxalta since 31 December 2015, the date to which Baxalta's last published audited financial statements were prepared, other than:

• entering into the Merger Agreement;

• entering into the Letter Agreement; and

• entering into a collaboration agreement with Precision BioSciences.

B.8	Selected key pro forma financial information	The unaudited pro forma income statement and pro forma net assets statement of the Combined Group set out below have been prepared on the basis of the notes below, and in accordance with Annex II to the Prospectus Rules, to illustrate the impact of the Merger on the income statement of the Shire Group for the year ended 31 December 2015 as if it had taken place on 1 January 2015, and on the net assets of the Shire Group as at 31 December 2015 as if it had taken place at that time.

UNAUDITED PRO FORMA INCOME STATEMENT RELATING TO THE COMBINED GROUP

		Adjustments
$ Million	Shire income statement for the year ended 31 December 2015 Note (i)	Baxalta income statement for the year ended 31 December 2015 (as reconciled) Note (ii)	Acquisition accounting adjustments Note (iii)		Pro forma income statement of the Combined Group for the year ended 31 December 2015
Revenues:
Product sales	6,099.9	6,148.0	—		12,247.9
Royalties	300.5	—	—		300.5
Other revenues	16.3	—	—		16.3

Total revenues	6,416.7	6,148.0	—		12,564.7

Costs and expenses:
Cost of product sales	969.0	2,332.0	—		3,301.0
Research and development	1,564.0	1,170.0	—		2,734.0
Selling, general and administrative	2,341.2	1,273.0	—		3,614.2
Gain on sale of product rights	(14.7)	—	—		(14.7)
Reorganisation costs	97.9	193.0	—		290.9
Integration and acquisition costs	39.8	(60.0)	165.0	(b)	144.8

Total operating expenses	4,997.2	4,908.0	165.0		10,070.2

Operating income/(loss) from continuing operations	1,419.5	1,240.0	(165.0)		2,494.5
Interest income	4.2	3.0	—		7.2
Interest expense	(41.6)	(51.0)	(341.0	)(c)	(433.6)
Other income, net	3.7	6.0	—		9.7
Income/(loss) from continuing operations before income taxes and equity in losses of equity method investees	1,385.8	1,198.0	(494.0)		2,077.8
Income taxes	(46.1)	(270.0)	—		(316.1)
Equity in losses of equity method investees, net of taxes	(2.2)	—	—		(2.2)

Income/(loss) from continuing operations, net of taxes	1,337.5	928.0	(473.0)		1,759.5

Notes:

(i)
Shire's income statement has been extracted without adjustment from the audited consolidated statement of income of the Shire Group for the year ended 31 December 2015, which is incorporated by reference into this Prospectus as set out in Part VII (Historical Consolidated Financial Information relating to the Shire Group) and paragraph 25 of Part XIII (Additional Information) and available for inspection as set out in paragraph 24 of Part XIII (Additional Information).

(ii)
The Baxalta income statement is based on the consolidated and combined statement of income of Baxalta for the year ended 31 December 2015 extracted without adjustment from the audited consolidated and combined statement of income included within the financial statements of Baxalta for the year ended 31 December 2015, which is set out in Annex B (Baxalta's Financial Statements) to this Prospectus, as adjusted to conform to the presentation adopted by the Shire Group. A reconciliation is presented below:

 UNAUDITED RECONCILIATION OF BAXALTA'S CONSOLIDATED AND COMBINED INCOME
STATEMENT UNDER SHIRE'S INCOME STATEMENT PRESENTATION FOR THE YEAR ENDED
31 DECEMBER 2015

$ Million

Baxalta's income statement line items	Baxalta's income statement (as reported) Note (a)	Shire's income statement line items	Baxalta's income statement under Shire's income statement line items Note (b)	Reclassifications of line items to align with Shire's presentation Note (c)		Baxalta's income statement under Shire's presentation
		Revenues:
Net Sales	6,148.0	Product sales	6,148.0	—		6,148.0
		Royalties	—	—		—
		Other revenues	—	—		—

		Total revenues	6,148.0	—		6,148.0

		Costs and expenses:
Cost of Sales	2,386.0	Cost of product sales	2,386.0	(54.0	)(1)	2,332.0
Research and development expenses	1,176.0	Research and development	1,176.0	(6.0	)(2)	1,170.0
Selling, general and administrative expenses	1,442.0	Selling, general and administrative	1,442.0	(169.0	)(3)	1,273.0
		Gain on sale of product rights	—	—		—
		Reorganisation costs	—	193.0	(4)	193.0
		Integration and acquisition costs	—	(60.0	)(5)	(60.0)
		Total operating expenses	5,004.0	(96.0)		4,908.0

		Operating income from continuing operations	1,144.0	96.0		1,240.0
		Interest income	—	3.0	(6)	3.0
Net interest expense	48.0	Interest expense	(48.0)	(3.0	)(6)	(51.0)
Other (income) expense, net	(102.0)	Other income, net	102.0	(96.0	)(7)	6.0

Income from continuing operations before income taxes	1,198.0	Income from continuing operations before income taxes and equity in losses of equity method investees	1,198.0	—		1,198.0
Income tax expense	270.0	Income taxes	(270.0)	—		(270.0)
		Equity in losses of equity method investees, net of taxes	—	—		—

Net income from continuing operations	928.0	Income/(loss) from continuing operations, net of taxes	928.0	—		928.0

Notes:

(a)
Baxalta's income statement line items are directly extracted from Baxalta's consolidated and combined income statement for the year ended 31 December 2015, which is set out in Annex B (Baxalta's Financial Statements) to this Prospectus. The order of the line items as presented in the table above may differ to the presentation in Baxalta's consolidated and combined income statement to allow each line item to be aligned to the presentational format of Shire's consolidated income statement.

(b)
This reflects Baxalta's consolidated income statement for the year ended 31 December 2015 re-presented under Shire's line item presentational format.

(c)
The following reclassifications were made in the above table to reflect the difference in classification and presentation under Shire's policy as opposed to Baxalta:

(1)
Cost of product sales has decreased by $54 million to reflect:

•
a decrease of $20.0 million, as separation costs have been reclassified from "Cost of product sales" to "Reorganisation costs",

•
a decrease of $53.0 million, as amortisation expense has been reclassified from "Cost of product sales" to "Selling, general and administrative" expense,

•
an increase of $19.0 million, as shipping costs have been reclassified from "Selling, general and administrative" expense to "Cost of product sales".

  (2)
  Research and development expense has decreased by $6.0 million to reflect:

  •
  a decrease of $15 million, as separation costs have been reclassified from "Research and development" expense to "Reorganisation costs",

  •
  an increase of $9 million, as business optimisation charges (net credit) have been reclassified from "Research and development" expense to "Reorganisation costs".

  (3)
  Selling, general and administrative expense has decreased by $169 million to reflect:

  •
  a decrease of $1 million, as business optimization charges have been reclassified from "Selling, general and administrative" expense to "Reorganisation costs",

  •
  a decrease of $36 million, as acquisition-related costs have been reclassified from "Selling, general and administrative" expense to "Integration and acquisition costs" of which $20 million relates to the Merger,

  •
  a decrease of $166 million, as separation costs have been reclassified from "Selling, general and administrative" expenses to "Reorganisation costs",

  •
  an increase of $53 million, as amortization expense has been reclassified from "Cost of product sales" to "Selling, general and administrative" expense.

  •
  a decrease of $19 million, as shipping costs have been reclassified from "Selling, general and administrative" expense to "Cost of product sales".

  (4)
  Reorganisation costs have increased by $193 million to reflect:

  •
  an increase of $1 million, as business optimisation charges have been reclassified from "Selling, general and administrative" expense to "Reorganisation costs",

  •
  a decrease of $9 million, as business optimization charges (net credit) have been reclassified from "Research and development" expense to "Reorganisation costs",

  •
  an increase of $20 million, as separation costs have been reclassified from "Cost of product sales" to "Reorganisation costs",

  •
  an increase of $15 million, as separation costs have been reclassified from "Research and development" expense to "Reorganisation costs",

  •
  an increase of $166 million, as separation costs have been reclassified from "Selling, general and administrative" expenses to "Reorganisation costs",

  (5)
  Integration and acquisition cost has decreased by $60 million to reflect:

  •
  an increase of $36 million, as acquisition-related costs have been reclassified from "Selling, general and administrative" expense to "Integration and acquisition costs" of which $20 million relates to the Merger,

  •
  a decrease of $97 million, as the net credit arising from changes in the fair value of contingent consideration has been reclassified from "Other income, net" to "Integration and acquisition costs",

  •
  an increase of $1 million, as acquisition related costs have been reclassified from "Other income, net" to "Integration and acquisition costs".

  (6)
  Interest income has increased by $3 million to reflect reclassification of interest income from "Net interest expense" to "Interest income".

  (7)
  Other income, net has decreased by $96 million to reflect:

  •
  an increase of $1 million, as acquisition related costs have been reclassified from "Other income, net" to "Integration and acquisition costs",

  •
  a decrease of $97 million, as the net credit arising from changes in the fair value of contingent consideration has been reclassified from "Other income, net" to "Integration and acquisition costs".

(iii)
(a)     The unaudited pro forma income statement does not reflect the effect of any fair value adjustments which may be recorded to acquired assets and liabilities. Upon the completion of the purchase price allocation exercise, which will be finalised after Completion of the Merger, additional depreciation of property plant and equipment and additional amortisation of intangible assets, amongst other things, may be required in the Combined Group's financial statements.

(iii)
(b)     For the purposes of the unaudited pro forma income statement, additional transaction costs are expected to be incurred by Shire, of $100 million, and by Baxalta, of $65 million. These costs are not expected to be incurred on an ongoing basis.

Total combination-related transaction costs (including those costs already reflected in Shire's and Baxalta's income statements for the year ended 31 December 2015 of $15.0 million and $20.0 million, respectively, but excluding fees payable in respect of the Bridge Facility) are estimated to be approximately $200 million. This estimate includes transaction-related costs expected to be incurred by Baxalta, which are estimated to be approximately $85 million.

(iii)
(b)     Shire has secured an $18 billion, one year fully underwritten Bridge Facility (with a one-year extension option exercisable at Shire's discretion), to finance the combination with Baxalta, of which $13 billion is available to fund the cash consideration payable and certain related costs in respect of the combination with Baxalta and $5 billion is available to finance any potential redemption of Baxalta's senior notes, if required. The portion of the purchase price to be satisfied by cash consideration is expected to be financed with the Bridge Facility. Interest expense consists of contractual interest expense for the Bridge Facility ($229 million) and amortisation of debt issuance costs ($112 million) associated with the $12,229.7 million drawn down under the Bridge Facility, calculated using an interest rate derived from the contractual terms of the Bridge Facility.

(iii)
(d)     No adjustment has been made to reflect any synergies that may arise after the transaction as these are dependent upon the future actions of management.

(iii)
(e)     No adjustment has been made to reflect the financial results of either Shire or Baxalta since 31 December 2015.

(iii)
(f)      Other than those awards held by non-employee directors, Baxalta equity awards which are unvested at the Effective Date of the Merger will be replaced with Shire equity awards and Baxalta equity awards which are vested at the Effective Date of the Merger will be either replaced with Shire equity awards (to the extent not exercised by the holder prior to Completion) or exchanged for the same consideration as common stockholders (to the extent exercised by the holder prior to Completion). At this time, Shire does not have sufficient information in respect of whether or not Baxalta awards will be exercised by the holder prior to Completion; therefore the unaudited pro forma income statement does not reflect any additional compensation cost in respect of the issuance of replacement equity awards.

UNAUDITED PRO FORMA STATEMENT OF NET ASSETS RELATING TO THE
COMBINED GROUP

$ Million	Shire consolidated balance sheet at 31 December 2015 (as reported) Note (i)	Baxalta consolidated and combined balance sheet at 31 December 2015 (as reconciled) Note (ii)	Acquisition accounting adjustments Note (iii)		Pro forma net assets of the Combined Group as at 31 December 2015
ASSETS
Current assets:
Cash and cash equivalents	135.5	1,001.0	(112.0	)(c)	1,024.5
Restricted cash	86.0	—	—		86.0
Accounts receivable, net	1,201.2	914.0	—		2,115.2
Inventories	635.4	2,173.0	—		2,808.4
Prepaid expenses and other current assets	197.4	620.0	112.0	(c)	929.4

Total current assets	2,255.5	4,708.0	—		6,963.5
Non-current assets:
Investments	50.8	115.0	—		165.8
Property, plant and equipment, net	828.1	5,034.0	—		5,862.1
Goodwill	4,147.8	829.0	27,447.0	(a)	32,423.8
Other intangible assets, net	9,173.3	1,295.0	—		10,468.3
Deferred tax asset	121.0	214.0	—		335.0
Other non-current assets	33.3	171.0	—		204.3

Total assets	16,609.8	12,366.0	27,447.0		56,422.8
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued expenses	2,050.6	1,831.0	165.0	(b)	4,046.6
Short term borrowings	1,511.5	—	12,229.7	(a)(c)	13,741.2
Other current liabilities	144.0	80.0	—		224.0

Total current liabilities	3,706.1	1,911.0	12,394.7		18,011.8
Non-current liabilities:
Long term borrowings	69.9	4,986.0	—		5,055.9
Deferred tax liability	2,205.9	181.0	—		2,386.9
Other non-current liabilities	798.8	1,364.0	—		2,162.8

Total liabilities	6,780.7	8,442.0	12,394.7		27,617.4

Total net assets	9,829.1	3,924.0	15,052.3		28,805.4

Notes:

(i)
Shire net assets have been extracted without adjustment from the Shire statement of financial position as included in the 31 December 2015 results, which are incorporated by reference into this Prospectus as set out in paragraph 25 of Part XIII (Additional Information) and available for inspection as set out in paragraph 24 of Part XIII (Additional Information).

(ii)
Baxalta net assets are based on the consolidated and combined balance sheet of Baxalta as at 31 December 2015 extracted without adjustment from the Baxalta 31 December 2015 results, which are set out in Annex B (Baxalta's Financial Statements) to this Prospectus, as adjusted to Shire's presentation. A reconciliation of Baxalta's consolidated balance sheet to Shire's presentation is presented below:

 UNAUDITED RECONCILIATION OF BAXALTA'S CONSOLIDATED NET ASSETS UNDER SHIRE'S ACCOUNTING POLICIES AND BALANCE SHEET PRESENTATION AS AT 31 DECEMBER 2015

($ Million)

Baxalta's balance sheet line items	Baxalta's balance sheet (as reported) Note (a)	Shire's balance sheet line items	Baxalta's Balance sheet under Shire's balance sheet line items Note (b)	Reclassifications of line items to align with Shire's presentation Note (c)		Baxalta's Balance sheet under Shire's accounting policies and presentation
		ASSETS
		Current assets:
Cash and equivalents	1,001.0	Cash and cash equivalents	1,001.0	—		1,001.0
		Restricted cash	—	—		—
Accounts and other current receivables, net	914.0	Accounts receivable, net	914.0	—		914.0
Inventories	2,173.0	Inventories	2,173.0	—		2,173.0
		Deferred tax asset	—	—		—
Prepaid expenses and other	620.0	Prepaid expenses and other current assets	620.0	—		620.0

Total Current Assets	4,708.0	Total current assets	4,708.0	—		4,708.0

		Non-current assets:
		Investments	—	115.0	(1)	115.0
Property, plant and equipment, net	5,034.0	Property, plant and equipment, net	5,034.0	—		5,034.0
Goodwill	829.0	Goodwill	829.0	—		829.0
Other intangible assets, net	1,295.0	Other intangible assets, net	1,295.0	—		1,295.0
Deferred Income taxes	214.0	Deferred tax asset	214.0	—		214.0
Other long-term assets	249.0	Other non-current assets	249.0	(78.0	)(2)	171.0

Total Assets	12,329.0	Total assets	12,329.0	37.0		12,366.0

		LIABILITIES AND EQUITY
		Current liabilities:
Accounts payable	706.0
Accrued liabilities	1,202.0
	1,908.0	Accounts payable and accrued expenses	1,908.0	(77.0	)(3)	1,831.0

Current maturities of long-term debt and lease obligations	3.0	Short term borrowings	3.0	(3.0	)(4)	—
		Other current liabilities	—	80.0	(5)	80.0

Total current liabilities	1,911.0	Total current liabilities	1,911.0	—		1,911.0

		Non-current liabilities:
Long term debt and capital lease obligations	5,265.0	Long term borrowings	5,265.0	(279.0	)(6)	4,986.0
Deferred Income Taxes	181.0	Deferred tax liability	181.0	—		181.0
Other long-term liabilities	1,048.0	Other non-current liabilities	1,048.0	316.0	(7)	1,364.0

		Total liabilities	8,405.0	37.0		8,442.0

Net Assets	3,924.0	Net Assets	3,924.0	—		3,924.0

Notes:

(a)
Baxalta's balance sheet line items are directly extracted without adjustment from Baxalta's consolidated balance sheet as at 31 December 2015 set out in Annex B (Baxalta's Financial Statements) to this Prospectus. The order of the line items as presented in the table above may differ to the presentation in the Baxalta consolidated and combined balance sheet to allow each line item to be aligned to the presentational format of Shire's consolidated balance sheet.

(b)
This reflects Baxalta's consolidated balance sheet as at 31 December 2015 re-presented to conform to Shire's line item presentational format.

(c)
Recategorisation of certain balance sheet items in order to present Baxalta's consolidated and combined balance sheet on a consistent basis to that of Shire. This includes:

(1)
Investments, which have increased by $115 million to reflect a reclassification from "Other non-current assets" to "Investments."

  (2)
  Other non-current assets, which have decreased by $78 million to reflect:

  •
  a decrease of $115 million, as investments have been reclassified from "Other non-current assets" to "Investments",

  •
  an increase of $37 million, as deferred financing costs have been reclassified from "Long term borrowings and capital lease obligations" to "Other non-current assets".

  (3)
  Accounts payable and accrued expenses, which have decreased by $77 million to reflect income taxes payable which have been reclassified from "Accrued liabilities" to "Other current liabilities".

  (4)
  Short term borrowings, which have decreased by $3 million to reflect the reclassification of capital lease obligations from "Current maturities of long-term debt and lease obligations" to "Other current liabilities".

  (5)
  Other current liabilities, which have increased by $80 million to reflect:

  •
  an increase of $77 million, as income taxes payable have been reclassified from "Accrued liabilities" to "Other current liabilities",

  •
  an increase of $3 million, as capital lease obligation have been reclassified from "Current maturities of long-term debt and lease obligations" to "Other current liabilities".

  (6)
  Long term borrowings, which have decreased by $279 million to reflect:

  •
  a decrease of $316 million, as capital lease obligations have been reclassified from "Long term borrowings and capital lease obligations" to "Other non-current liabilities",

  •
  an increase of $37 million, as deferred financing costs have been reclassified from "Long term borrowings and capital lease obligations" to "Other non-current assets".

  (7)
  Other non-current liabilities, which have increased by $316 million to reflect the reclassification of capital lease obligations from "Long term borrowings and capital lease obligations" to "Other non-current liabilities."

(iii)
(a)     The unaudited pro forma statement of net assets has been prepared on the basis that the Merger will be treated as an acquisition of Baxalta by Shire in accordance with ASC 805 Business Combinations. The unaudited pro forma statement of net assets does not reflect the fair value adjustments to the acquired assets and liabilities as the purchase price allocation exercise will be finalised after Completion. Upon completion of the purchase price allocation exercise, Shire expects that fair value adjustments will be recognised in respect of acquired intangible assets, and inventories, amongst other things. For the purposes of the unaudited pro forma statement of net assets, the excess purchase consideration over the carrying amount of the net assets acquired has been attributed to goodwill. The fair value adjustments, when finalised following Completion, may be material. The preliminary goodwill arising has been calculated as follows:

$m
Share consideration transferred	18,247.3
Cash consideration transferred	12,229.7

Total consideration transferred	30,477.0

Less carrying amount of net assets acquired	3,924.0
Elimination of existing goodwill	829.0
Remaining transaction costs to be incurred by Baxalta	65.0

Goodwill (before re-measurement of the assets acquired and liabilities assumed at their fair value)	27,447.0
Purchase Consideration
In millions of dollars except per share amounts
Estimate of share consideration expected to be transferred to Baxalta shareholders
Number of Baxalta shares outstanding as at 31 December 2015	679.3
Number of Baxalta non-employee director equity awards expected to be converted to Shire ADSs(2)	0.1
Multiplied by the conversion ratio	0.1482
Shire ADSs expected to be issued	100.7
Shire closing ADS price on 7 April 2016(1)	181.22

Estimated fair value of share consideration	18,247.3

Shares of Shire common stock expected to be issued	302.2
Estimate of cash consideration expected to be transferred to Baxalta shareholders
Number of Baxalta shares outstanding as at 31 December 2015	679.3
Number of Baxalta non-employee director equity awards expected to be converted to Shire ADSs(2)	0.1
Multiplied by cash consideration per Baxalta share outstanding	18.0

Estimated fair value of cash consideration	12,229.7

Estimated fair value of total consideration to be transferred	30,477.0

  (1)
  For the purposes of this unaudited pro forma statement of net assets, the fair value of share consideration to be transferred is estimated using the closing price of Shire ADSs of $181.22 per Shire ADS as at 7 April 2016.

  The estimated consideration for Shire's combination with Baxalta reflected in this unaudited pro forma statement of net assets does not purport to represent the actual consideration that will be transferred when the proposed combination with Baxalta is consummated. In accordance with ASC 805, the fair value of equity securities issued as part of the consideration paid will be measured on Completion at the then-current market price. This requirement will likely result in a per share equity component different from the $26.86 assumed in this unaudited pro forma statement of net assets, and that difference may be material.

  (2)
  Pursuant to the terms of the Merger Agreement, at the Effective Date all in-the-money equity awards of Baxalta held by non-employee directors of Baxalta or Baxter, whether vested or unvested, will be exchanged for the same consideration paid to common stockholders. Accordingly the estimated cash and equity consideration payable as a result of the settlement of equity awards held by non-employee directors has been reflected in the estimated purchase consideration.

  Other than for those equity awards held by non-employee directors, Shire does not have sufficient information to estimate the purchase consideration that will be transferred upon either replacing all other Baxalta equity awards (to the extent these equity awards are unvested or not exercised by the holder prior to Completion) or settling these equity awards for the same consideration as common stockholders (to the extent these equity awards are exercised by the holder prior to Completion). Therefore the estimate of purchase consideration, and unaudited pro forma statement of net assets, does not reflect the effect of replacing or settling these equity awards.

(iii)
(b)     For the purposes of the unaudited pro forma statement of net assets, estimated additional transaction costs expected to be incurred by Shire of $100 million and estimated additional transaction costs expected to be incurred by Baxalta of $65 million have been shown as part of accrued expenses. These costs are not expected to be incurred on an ongoing basis by the Combined Group.

Total combination-related transaction costs (including those costs already accrued or paid by Shire and Baxalta as of 31 December 2015 of $15 million and $20.0 million respectively, but excluding fees payable in respect of the Bridge Facility) are estimated to be approximately $200 million.

(iii)
(c)     Shire has secured an $18 billion, one year fully underwritten Bridge Facility (with a one-year extension option exercisable at Shire's discretion) to finance the combination with Baxalta, of which $13 billion is available to fund the cash consideration payable and certain related costs in respect of the combination with Baxalta and $5 billion is available to finance any potential redemption of Baxalta's senior notes, if required. The portion of the purchase price to be satisfied by cash consideration is expected to be financed with the Bridge Facility.

For the purposes of the unaudited pro forma net assets, it has been assumed that the Bridge Facility will be used solely to fund the cash consideration payable in respect of the acquisition (estimated at $12,229.7 million). The unaudited pro forma statement of net assets presents the borrowings under the Bridge Facility as short-term borrowings. Financing costs represents financing related fees expected to be incurred (estimated at $112 million), which, if incurred as at 31 December 2015, would be initially capitalized in prepaid expenses and other current assets as debt issuance costs associated with the underwritten Bridge Facility.

(iii)
(d)     No adjustment has been made to reflect any synergies that may arise after the transaction as these are dependent upon the future actions of management. Similarly, no adjustment has been made to reflect the impact of any trading activities after the date of the information presented.

(iii)
(e)     No adjustment has been made to reflect the financial results of either Shire or Baxalta since 31 December 2015.

B.9	Profit forecast or estimate	Shire Profit Forecast On 11 February 2016, as part of its full year 2015 results announcement, Shire provided the following Non-GAAP earnings guidance for the year ending 31 December 2016:
"Following our strong revenue growth and double digit Non GAAP diluted earnings per ADS growth in 2015, we expect 2016 to be another strong year of financial performance for Shire.

This outlook includes the effect of the Dyax acquisition, which closed on January 22, 2016, but does not include the effect of the announced combination with Baxalta which is expected to close mid-2016.

We expect product sales to increase by 11% to 14% on a reported basis in 2016, and increase approximately 13% to 17% on a Non GAAP CER basis. Royalties and other revenues are expected to increase by 5% to 10% in 2016 as we will benefit from a full year of SENSIPAR royalties and the addition of Dyax royalties.

Our Non GAAP gross margin is expected to be in line with 2015 (2015: 85.5%). In 2016, we expect our combined Non GAAP R&D and SG&A costs to increase in the 12% to 14% range as we absorb the costs associated with Dyax, make commercial investments in support of our anticipated launch of lifitegrast in the second half of 2016, and invest in 14 programs in late stage clinical development.

With the recent close of the Dyax acquisition, funded by a $5.6 billion term loan bank facility, we expect our Non GAAP net interest and other expense to increase by approximately 1.5 to 2 times 2015 levels (2015: $49 million).
For 2016, we expect our effective tax rate on Non GAAP income to be in the range of 16% to 18%, before reverting to the longer term expectations of 17% to 19%.
Taken together, we expect Non GAAP diluted earnings per ADS growth in the 7% to 10% range in 2016 (9% to 13% on a Non GAAP CER basis.)"
The figures for Non-GAAP diluted earnings per ADS growth set out above (including the figures calculated on a CER basis) represent a profit forecast for the year ending 31 December 2016.
Baxalta Profit Estimate
In its unaudited preliminary results announcement for the fourth quarter 2015 and the full year 2015, published on 16 February 2016, Baxalta stated that:

"Baxalta... expects first quarter 2016 adjusted earnings, before special items, of $0.44 to $0.46 per diluted share. The company's earnings guidance for the first quarter of 2016 excludes approximately $0.03 per diluted share of projected intangible asset amortization expense. Reconciling for the inclusion of this item results in expected GAAP earnings of $0.41 to $0.43 per diluted share for the first quarter of 2016."
On 31 March 2016, Baxalta filed a form 8-K with the SEC updating its previous GAAP earnings guidance, as follows:

"The Company is providing notice to its shareholders that it intends to announce its first quarter 2016 financial results via press release on Thursday, April 28, 2016. As previously disclosed, due to the proposed merger with Shire plc ("Shire") announced on January 11, 2016, the Company will not be hosting a quarterly earnings conference call.

In addition, in light of the proposed merger with Shire, Shire will in due course be publishing both a UK shareholder circular and a UK prospectus (the "UK Documents"). In order to facilitate the required inclusion of the Company's profit estimate in the UK Documents, the Company is updating its previously issued guidance as follows:

Baxalta continues to expect first quarter 2016 adjusted earnings, before special items, of $0.44 to $0.46 per diluted share, as previously disclosed on February 16, 2016. On a generally accepted accounting principles ("GAAP") basis, the Company expects that first quarter 2016 earnings per diluted share will be lower than previously stated on February 16, 2016 and will include the expected impact of intangible asset amortization of $0.03 per diluted share, as previously disclosed, as well as additional material special items, including upfront payments to collaboration partners and separation/integration costs. Additional information on the Company's first quarter 2016 GAAP results and special items will be provided with the Company's earnings announcement on April 28, 2016."
B.10	Audit report on the historical financial information—qualifications	Not applicable. The audit reports on the historical financial information contained in (or incorporated by reference into) this Prospectus are not qualified.

B.11	Insufficient working capital	Not applicable.

In the opinion of Shire, taking into account the facilities available to the Shire Group, the working capital available to the Shire Group is sufficient for its present requirements that is for at least the next 12 months following publication of this document.

Section C—Securities
Element
C.1	Type and class of securities being offered	Shire will issue up to 303,734,581 shares of five pence each in the capital of Shire pursuant to the Offer. The ISIN that the New Shire Shares will trade under is JE00B2QKY057.
C.2	Currency of the securities issue	The New Shire Shares are priced in pence sterling, and will be quoted and traded in pence sterling.
C.3	Number of issued and fully paid Shire Shares and par value	As at the Last Practicable Date, the Company has in issue 593,238,215 fully paid ordinary shares of five pence each.
C.4	Rights attached to the Shire Shares
The New Shire Shares will be issued credited as fully paid and rank pari passu in all respects with Existing Shire Shares in issue at the time the New Shire Shares are issued pursuant to the Merger, including in relation to any dividends or other distributions with a record date falling after the issue of the New Shire Shares. Subject to any special rights, restrictions or prohibitions as regards voting for the time being attached to any Shire Shares (for example, in the case of joint holders of a share, the only vote which will count is the vote of the person whose name is listed before the other voters on the register for that share), Shire Shareholders shall have the right to receive notice of and to attend and vote at general meetings of Shire. Subject to the provisions of the Jersey Companies Law, Shire may from time to time declare dividends and make other distributions on the Shire Shares. Shire Shareholders are entitled to participate in the assets of Shire attributable to their shares in a winding-up of Shire or other return of capital, but they have no rights of redemption.
C.5	Restrictions on transfer	Subject to the following, Shire Shares are freely transferable and there are no restrictions on transfer in the UK:
The Shire Board:

• may, in its absolute discretion, refuse to transfer any Shire Shares which are not fully paid; and

• may refuse to register the transfer of any Shire Shares in certificated form unless the instrument of transfer:

•

is left at the registered office of Shire (or at another place as the Board may determine from time to time) accompanied by the certificate for the share to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

• is in respect of one class of share only; and

• in the case of a transfer to joint holders, is in favour of not more than four persons.
C.6	Application for admission to trading on regulated market
Shire Shares are currently admitted to trading on the main market for listed securities of the London Stock Exchange. Application will be made to the London Stock Exchange for the New Shire Shares to be admitted to trading on its main market for listed securities.

The main market of the London Stock Exchange is a regulated market.

C.7	Dividend policy	Following the Merger, the Combined Group intends to maintain Shire's stated policy of paying a dividend biannually. Shire's dividends are set in U.S. cents per ordinary share. It is expected that any dividend of the Combined Group will be set in the same format.
Section D—Risks
Element
D.1	Key information on key risks relating to the Combined Group or its industry
The marketed products of Shire and Baxalta (and, following Completion, the Combined Group) may not be a commercial success, which may have an adverse effect on their revenues, financial condition and/or results of operations

The commercial success of products marketed by Shire and Baxalta (and, following Completion, the Combined Group), together with any new products they may launch in the future, will depend on, among other things, their approval and acceptance by physicians, patients and other key decision makers, as well as the receipt of marketing approvals in different countries, the time taken to obtain such approvals, the scope of marketing approvals as reflected in the product labels, approval of reimbursement at commercially sustainable prices in those countries where price and reimbursement is negotiated, and safety, efficacy, convenience and cost-effectiveness of the product as compared to competitive products.

The long-term strategy of Shire and Baxalta (and, following Completion, the Combined Group) requires engagement in business development activities, including evaluating and completing acquisitions, joint R&D opportunities, technology licensing arrangements and other opportunities

These activities may result in substantial investment of Shire's and Baxalta's (and, following Completion, the Combined Group's) resources. Success in developing products or expanding into new markets from such activities will depend on a number of factors which are outside their control.
The failure of a strategic partner to develop and commercialise products could result in delays in development or approval, leading to loss of revenue

Shire and Baxalta enter into strategic partnerships with other companies in areas such as product development, manufacturing, sales and marketing. In these partnerships, Shire and Baxalta may sometimes depend on their partner to deliver results. While these partnerships are governed by contracts, Shire and Baxalta may not exercise direct control. If a partner fails to perform or experiences financial difficulties, Shire and Baxalta (and, following Completion, the Combined Group), as applicable may suffer a delay in the development or approval of a product or a reduction in the sales or royalties of a product.

The failure to secure new products or compounds for development either through in-licensing, acquisition or internal R&D efforts, or the failure to realise expected benefits from acquisitions of businesses or products, may have an adverse impact on Shire's and Baxalta's (and, following Completion, the Combined Group's) future results

Shire's and Baxalta's respective (and, following Completion, the Combined Group's) future results will depend, to a significant extent, upon their ability to develop, in-license or acquire new products or compounds, or to acquire other businesses. The expected benefits from acquired products, compounds or businesses may not be realised or may require significantly greater resources and expenditure than originally anticipated.

The failure to obtain and maintain reimbursement, or an adequate level of reimbursement, by third party payers in a timely manner for products may affect the future revenues, financial condition and results of operations of Shire and Baxalta (and, following Completion, of the Combined Group)

Shire's and Baxalta's revenues are (and, following Completion, revenues of the Combined Group will be) partly dependent on the level of reimbursement provided to them by governmental reimbursement schemes for their products. Changes to governmental policy or practices could adversely affect revenues, financial condition and results of operations. In addition, the reimbursement of treatments by healthcare providers, private health insurers and other organisations, such as health maintenance organisations and managed care organisations, is under downward pressure and this, in turn, could adversely impact the prices at which Shire and Baxalta can (and, following Completion, the Combined Group will be able to) sell their products.

The cost of treatment for some of Shire's and Baxalta's products is high, particularly those which are used for the treatment of rare diseases. Shire and Baxalta (and, following Completion, the Combined Group) may encounter difficulty in obtaining or maintaining satisfactory pricing and reimbursement for such products. The failure to obtain and maintain pricing and reimbursement at satisfactory levels for its products may adversely affect their revenues, financial condition or results of operations

Shire and Baxalta conduct their own manufacturing operations for certain of their products and are reliant on third party contract manufacturers to manufacture other products and to provide goods and services. Some of Shire's and Baxalta's products or ingredients are only available from a single approved source for manufacture. Any disruption to the supply chain for any of Shire's or Baxalta's products may result in Shire and/or Baxalta (and, following Completion, the Combined Group) being unable to continue marketing or developing a product or may result in them being unable to do so on a commercially viable basis for some period of time.

Shire and Baxalta each have portfolios of products in various stages of R&D. The successful development of these products is highly uncertain and requires significant expenditure and time, and there is no guarantee that these products will receive regulatory approval
Products that initially appear promising in R&D may be delayed or fail to reach later stages of development.
The introduction of new products by competitors may impact future revenues

The pharmaceutical, biotechnology and medical device industries are highly competitive and are characterised by substantial investment in continuous product development and technological change. Shire and Baxalta currently face (and, following Completion, the Combined Group will face) significant competition from large pharmaceutical and biotechnology companies, many of whom have substantially greater resources than Shire, Baxalta and/or the Combined Group.

Furthermore, academic institutions, government agencies and other public and private organisations conducting research may seek patent protection and may establish collaborative arrangements for competitive products or programmes. As a result of this competition, Shire's and Baxalta's (and, following Completion, the Combined Group's) products could be rendered obsolete or uneconomic or lose market share following the development of new products, new methods of treatment, or technological advances in manufacturing or production by competitors which could adversely affect Shire's and Baxalta's (and, following Completion, the Combined Group's) revenues, financial condition and results of operations.

If a marketed product fails to work effectively or causes adverse side effects, this could result in damage to Shire's or Baxalta's (or, following Completion, the Combined Group's) reputation, the withdrawal of the product and legal action against any of Shire, Baxalta or the Combined Group

Unanticipated side effects or unfavourable publicity from complaints concerning any of Shire's or Baxalta's (or, following Completion, the Combined Group's) products, or those of their competitors, could have an adverse effect on their ability to obtain or maintain regulatory approvals or successfully market their products. The testing, manufacturing, marketing and sales of pharmaceutical products and medical devices entails a risk of product liability claims, product recalls, litigation and associated adverse publicity. The cost of defending against such claims is expensive even when the claims are not merited. A successful product liability claim against Shire or Baxalta (or, following Completion, the Combined Group) could require them to pay a substantial monetary award. If, in the absence of adequate insurance coverage, Shire or Baxalta (or, following Completion, the Combined Group) does not have sufficient financial resources to satisfy a liability resulting from such a claim or to fund the legal defence of such a claim, it could become insolvent. Product liability insurance coverage is expensive, difficult to obtain and may not be available in the future on acceptable terms.

Although Shire carries product liability insurance when available, this coverage may not be adequate. In addition, it cannot be certain that insurance coverage for present or future products will be available. Moreover, an adverse judgment in a product liability suit, even if insured or eventually overturned on appeal, could increase premiums on future product liability insurance or make it more difficult to obtain and could generate substantial negative publicity about Shire's and Baxalta's (and, following Completion, the Combined Group's) products and business and inhibit or prevent commercialisation of other products.
The actions of certain customers could affect the ability of Shire and/or Baxalta (and, following Completion, the Combined Group) to sell or market products profitably

Fluctuations in buying or distribution patterns by such customers may adversely affect the revenues, financial condition or results of operations of Shire and Baxalta (and, following Completion, of the Combined Group).

Shire and Baxalta face intense competition for highly qualified personnel from other companies and organisations. If Shire and Baxalta (and, following Completion, the Combined Group) fail to attract and retain key employees, this may have an adverse effect on their revenues, financial condition or results of operations

Shire and Baxalta are each reliant on recruiting and retaining highly skilled employees to meet their strategic objectives and face intense competition for highly qualified personnel and the supply of people with the requisite skills may be limited generally or geographically. The range of skills required and the geographies in which they are required may also change over time as the businesses of Shire and Baxalta (and, following Completion, the Combined Group) evolve.

Shire's ongoing One Shire reorganisation, which aims to simplify Shire's organisational structure and streamline operations through two principal locations, Massachusetts and Switzerland, involves changes to, and geographic relocation of, certain skilled roles. Furthermore, uncertainty created by the Merger may unsettle the employee population, which could lead to further loss of certain skilled employees.

If Shire or Baxalta (and, following Completion, the Combined Group) are unable to retain key personnel or attract new personnel with the requisite skills and experience, this could adversely affect the implementation of their strategic objectives and ultimately adversely impact their revenues, financial condition or results of operations.

The nature of producing plasma-based therapies may prevent Baxalta from responding to market forces in a timely manner, effectively managing its production capacity and maintaining prices and market share, and may adversely affect Baxalta's (and, following Completion, the Combined Group's) revenues, financial condition or results of operations

The production of plasma-based therapies is a lengthy and complex process, and Baxalta sources its plasma both externally and internally through BioLife Plasma Services L.P., or BioLife, its wholly-owned subsidiary.

Efforts to increase the collection of plasma or the production of plasma-based therapies may include the construction and regulatory approval of additional plasma collection facilities and plasma fractionation facilities. Baxalta is in the process of building a manufacturing facility near Covington, Georgia to support growth of its plasma-based treatments, with commercial production scheduled to begin in 2018.

The development of such facilities involves a lengthy regulatory process and requires extensive capital. In addition, access to and transport and use of plasma may be subject to restrictions by governmental agencies both inside and outside the U.S. As a result, Baxalta's ability to match its collection and production of plasma-based therapies to market demand is imprecise and may result in a failure to meet market demand for its plasma-based therapies or, alternatively, an oversupply of inventory. Failure to meet market demand for Baxalta's plasma-based therapies may result in customers transitioning to available competitive products resulting in a loss of market share or customer confidence. In the event of an oversupply, Baxalta may be forced to lower the prices it charges for some of its plasma-based therapies, close collection and processing facilities, record asset impairment charges or take other action which may adversely affect the business, financial condition, revenues and results of operations of Baxalta (and, following Completion, the Combined Group).

Baxalta and Shire are (and, following Completion, the Combined Group will likely be) increasingly dependent on information technology systems, and their respective systems and infrastructure face certain risks, including from cyber security breaches and data leakage

Baxalta and Shire rely upon technology systems and infrastructure. Baxalta's, Shire's and, following Completion, the Combined Group's technology systems are potentially vulnerable to breakdown or other interruption by fire, power loss, system malfunction, unauthorised access and other events.

D.3	Key information on key risks relating to the New Shire Shares	The price of Shire Securities is subject to volatility

The share prices of publicly traded companies can be highly volatile. The market price of Shire Securities could be subject to significant fluctuations.

The trading price of Shire Securities may be affected by factors different from those affecting the price of Baxalta Shares

Following Completion of the Merger, Baxalta Shareholders will become holders of Shire Securities. Shire's business differs from that of Baxalta, and Shire's results of operations, as well as the trading price of Shire Securities, may be affected by factors different from those affecting Baxalta's results of operations and the price of Baxalta Shares.

Future share issues by Shire and/or sales by Shire Shareholders and Shire ADS Holders could lower the market price of Shire Securities and adversely affect Shire's ability to raise capital in the future. Further share issues could also dilute the interests of Shire Shareholders and Shire ADS Holders

The issue of additional shares by Shire or the sale or transfer of Shire Shares or the possibility of such issue or sale may cause the market price of Shire Securities to fluctuate or decline or be lower than might otherwise be the case or result in the dilution of the interests of Shire Shareholders and Shire ADS Holders. Future sales, or perceived future sales, of substantial numbers of Shire Securities could materially and adversely affect Shire's ability to raise capital in the future at a time and price favourable to Shire.
The market price of Shire Securities may decline as a result of the Merger
The market price of Shire Securities may decline as a result of the Merger if, among other reasons:

• Completion is delayed or does not occur on the terms and subject to the conditions envisaged in the Merger Agreement;

• the integration of Baxalta's business is delayed or unsuccessful;

• Shire does not achieve the expected benefits of the Merger as rapidly or to the extent it anticipates or to the extent anticipated by analysts and/or investors;

• the effect of the Merger on the Shire Group's financial results is not consistent with Shire's expectations or the expectations of analysts and/or investors; or

• Shire Shareholders or Shire ADS Holders (including holders of New Shire Securities) sell a significant number of Shire Shares or Shire ADSs after Completion.
Exchange rate fluctuations may adversely affect the foreign currency value of Shire Shares and any dividends

Shire Shares are quoted in pounds sterling on the London Stock Exchange and Shire ADSs are quoted in U.S. dollars on the NASDAQ. Dividends in respect of Shire Shares, if any, will be declared in U.S. dollars. Shire's financial statements are prepared in U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and pound sterling will affect, among other matters, the pounds sterling value of Shire Shares and of any dividends.

Shire and certain of its operating subsidiaries and associates may be subject to restrictions on their ability to pay dividends

Shire's results of operations and financial condition are entirely dependent on the financial performance of members and associates of the Shire Group other than Shire. While the Jersey Companies Law permits Shire to fund a distribution from any source other than capital redemption reserve or nominal capital, Shire's ability to pay dividends will depend, among other things, on the level of distributions, if any, received from the Shire Group's and, following Completion, the Combined Group's operating subsidiaries and interests. Certain of the Shire Group's and, following Completion, the Combined Group's, operating subsidiaries may, from time to time, be subject to restrictions on their ability to make distributions to Shire or return cash to it by other means, and there can be no assurance that such restrictions will not have a material adverse effect on the market price of Shire Securities.

The rights afforded to Shire Shareholders and Shire ADS Holders are governed by Jersey law. Not all rights available to shareholders under English law or U.S. law will be available to Shire Shareholders and Shire ADS Holders
The rights afforded to Shire Shareholders and Shire ADS Holders are, and will continue to be, governed by Jersey law and by the Articles of Association. These rights differ in certain respects from the rights of shareholders in typical English companies and U.S. corporations. In particular, Jersey law significantly limits the circumstances under which shareholders of companies may bring derivative actions and, in most cases, only the corporation may be the proper claimant or plaintiff for the purposes of maintaining proceedings in respect of any wrongful act committed against it. Neither an individual nor any group of shareholders has any right of action in such circumstances. In addition, Jersey law does not afford appraisal rights to dissenting shareholders in the form typically available to shareholders of a U.S. corporation.
Only registered holders of Shire Shares are afforded the rights of shareholders under Jersey law and the Articles of Association. Because the depository's nominee will be the registered owner of the Shire Shares, Shire ADS Holders must rely on the nominee to exercise the rights of a shareholder on their behalf.
Holders of Shire Securities in the U.S. may not be able to enforce civil liabilities
A number of the Shire Directors and executive officers are not residents of the U.S., and all or a substantial portion of the assets of such persons are located outside the U.S. As a result, it may not be possible for investors to effect service of process within the U.S. upon such persons or to enforce against them judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the U.S.
There is also a doubt as to the enforceability in England and Wales and Jersey, whether by original actions or by seeking to enforce judgments of U.S. courts, of claims based on the federal securities laws of the U.S. In addition, punitive damages in actions brought in the U.S. or elsewhere may be unenforceable in England and Wales and Jersey.
The trading price of Shire's Securities may be adversely affected by reports of third party analysts
The trading market for Shire Securities depends in part on the research and reports that third party securities analysts publish about Shire and its industry. In connection with the Merger, one or more of these analysts could downgrade the Shire Securities or issue other negative commentary about Shire, the Combined Group or the industry, which could cause the

Section E—Merger
Element
E.1	Total net proceeds and estimated total expenses	Shire is not receiving any proceeds, save for the Baxalta Shares, as a result of the Merger.

The total expenses relating to the issue of this Prospectus and the Circular and to the negotiation, preparation and implementation of the Merger are estimated to amount to approximately $115 million (including VAT, professional fees and expenses and the costs of printing and distribution of documents) and are payable by the Company.

E.2a	Reasons for the merger, use of proceeds, estimated net amount of the proceeds	The New Shire Shares will be issued in partial consideration for the purchase of Baxalta Shares in connection with the Merger.

Shire and Baxalta will not receive any cash proceeds as a result of the proposed issue of New Shire Shares.

E.3	Terms and conditions of the Merger	Pursuant to the terms of the Merger Agreement, Baxalta Shareholders will receive $18.00 in cash and 0.1482 New Shire ADSs (or, if any Baxalta Shareholder elects accordingly, 0.4446 of a New Shire Share) per Baxalta Share.
Baxalta Shareholders will, unless they elect otherwise, receive their entire allocation of New Securities in the form of New Shire ADSs, which will be issued on the basis of underlying New Shire Shares.
Based on the closing prices of Shire ADSs and Baxalta Shares as at 8 January 2016, being the last Business Day prior to the Announcement of the Merger, the Merger implies a total value of each Baxalta Share of $45.57, representing an aggregate consideration of approximately $32 billion. The exchange ratio was based on Shire's 30-day trading volume-weighted average ADS price of $199.03 as of 8 January 2016, which implies a total value of $47.50 per Baxalta Share.
Shire shall not be obliged to close the Merger if the following conditions, among others, have not been met:

•

approval of the issuance of the New Shire Shares in connection with the Merger and the transactions contemplated by the Merger Agreement by Shire Shareholders at the General Meeting and adoption of the Merger Agreement by Baxalta Shareholders at the Baxalta Shareholder Meeting;

• the receipt of antitrust clearances and approvals, in a number of jurisdictions including from the European Commission and the authorities in the U.S. under the HSR Act; and

•

Section 4.02(c) of the Tax Matters Agreement shall have been waived with respect to the closing of the Merger pursuant to the terms of the Letter Agreement, and each of Shire and Baxalta shall have received a certificate, as described in the Letter Agreement, to the effect that Baxter's tax adviser has furnished an opinion to Baxter substantially the same in form and substance as the opinion furnished to Baxter on the date prior to the date of the Merger Agreement.

E.4	Material interests	Based on their respective holdings at the Last Practicable Date and assuming no movement therein prior to the Effective Date, immediately following Admission the following persons will be interested directly or indirectly in 3 per cent. or more of the voting rights in respect of the issued ordinary share capital of Shire:

Name	Number of Shire Shares	Percentage of issued Shire Shares
Blackrock, Inc.	58,544,896	9.9%
FMR Corp	23,089,838	3.9%
Paulson & Co Inc.	20,774,000	3.5%
Northern Cross LLC(1)	18,796,121	3.2%
Legal & General Group plc	18,097,301	3.1%

(1) 17,936,613 (3.0%) managed on behalf of Harbor International Fund

E.5	Selling shareholders and lock-up agreements	Not applicable. There are no entities or persons offering to sell the New Shire Shares. There are no lock-up agreements.
E.6	Dilution	Subject to Completion, up to 303,734,581 New Shire Shares will be issued in connection with the Merger. This will result in Shire's issued share capital increasing by approximately 51 per cent. If the Merger completes, Shire Shareholders will be subject to immediate dilution as a result of the issue, following which they will hold approximately 66 per cent. of Shire's issued share capital.
E.7	Estimated expenses charged to investor	Not applicable. No expenses will be directly charged to the investor by Shire.

RISK FACTORS

Investing in and holding the New Shire Securities involves financial and other risks. Prior to investing in the New Shire Securities investors should carefully consider all of the information contained in this document, paying particular attention to the risk factors set out below. Investors should note that the risk factors set out below do not purport to be a complete list or explanation of all risk factors which may affect Shire, the New Shire Securities or the Merger. Additional risks and uncertainties not currently known to Shire or which Shire currently deems immaterial may arise or become material in the future. Due to the fact that the Shire Group's and the Baxalta Group's respective operations are of a similar nature in many respects, many of the risks set out below (other than those relating to the Merger itself) will not be new risks for Shire, which arise only on Completion of the Merger. Rather, the potential impact of existing risk factors will be materially increased (in absolute terms) from Completion, as a result of the enhanced scale of the operations of the Combined Group. The occurrence of any of these risks may have a material adverse effect on Shire and the Combined Group's business, results of operations, financial condition and/or prospects and/or the price of the Shire Securities to the detriment of Shire and/or Shire Shareholders and Shire ADS Holders and investors could lose all of their investment. Investors should consider carefully whether an investment in the New Shire Securities is suitable for them in light of the information contained in this document and their personal circumstances.

Prospective investors should note that the risks relating to Shire, the Combined Group, its industry and the New Shire Securities summarised in the section of this document headed "Summary" are the risks that Shire and the Directors believe to be the most essential to an assessment by a prospective investor of whether to invest in the New Shire Shares. However, as the risks which Shire and the Combined Group face relate to events and depend on circumstances that may or may not occur in the future, prospective investors should consider not only the information on the key risks summarised in the section of this document headed "Summary" but also, among other things, the risks and uncertainties described below.

You should consult a legal adviser, a duly authorised independent financial adviser or a tax adviser for legal, financial or tax advice if you do not understand this Prospectus.

PART A: RISKS RELATING TO THE MERGER

Conditions to the Merger

The implementation of the Merger is subject to the satisfaction (or waiver, if applicable) of the Conditions, including, among others:

•
approval of the issuance of the New Shire Shares in connection with the Merger and the transactions contemplated by the Merger Agreement by Shire Shareholders at the General Meeting;

•
adoption of the Merger Agreement by Baxalta Shareholders at the Baxalta Shareholder Meeting;

•
antitrust and regulatory clearances and approvals in a number of jurisdictions, including from the European Commission and authorities in the U.S. under the HSR Act;

•
Section 4.02(c) of the Tax Matters Agreement shall have been waived with respect to the Completion of the Merger pursuant to the terms of the Letter Agreement, and each of Shire and Baxalta shall have received a certificate, as described in the Letter Agreement, to the effect that Baxter's tax adviser has furnished an opinion to Baxter substantially the same in form and substance as the opinion furnished to Baxter on the date prior to the date of the Merger Agreement;

•
the UKLA and London Stock Exchange approving listing of the New Shire Shares; and

•
the NASDAQ approving the listing of the New Shire ADSs.

There is no guarantee that these (or any of the other) Conditions will be satisfied (or waived, if applicable). A failure to satisfy the Conditions may result in the Merger not completing. Furthermore, in certain circumstances, Shire may be required to disburse a termination fee of $369 million.

The Merger is not subject to a financing condition. While Shire has secured an $18 billion fully underwritten bank facility of which $13 billion is available to finance the cash component of the Per Share Consideration and the payment of related acquisition costs and transaction costs, certain customary conditions precedent to funding (including a legal opinion, certifications in relation to the Merger, and Shire Shareholder approval of an increased borrowing limit), remain to be satisfied in order for Shire to utilise its bank facility, and if such conditions are not satisfied or waived or if Shire's lenders do not satisfy their funding commitment, Shire may be unable to obtain the funds necessary to satisfy the Consideration payment obligation.

Shire, Baxalta (and, following Completion, the Combined Group) could incur a significant liability if any of the Baxter Transactions are determined to be taxable transactions

Pursuant to the terms of the Tax Matters Agreement and the Letter Agreement, Shire and Baxalta have agreed to indemnify Baxter if any of the Baxter Transactions are determined to be taxable.

Shire's and Baxalta's indemnification obligations to Baxter and its subsidiaries, officers, directors and employees under both the Tax Matters Agreement and the Letter Agreement are not limited in amount or subject to any cap. If Shire or Baxalta is required to indemnify Baxter and its subsidiaries and their respective officers, directors and employees, it could have a material adverse effect on Shire, Baxalta and, following Completion, the Combined Group.

Baxter's waiver of the provisions under the Tax Matters Agreement restricting Baxalta's ability to enter into, and Complete, the Merger will not relieve Shire or Baxalta of its obligation to indemnify Baxter if the Merger causes any of the Baxter Transactions to be taxable.

Further details of the tax status of the Baxter Transactions are set out in paragraph 22 of Part XIII (Additional Information) of this Prospectus.

The Shire Group must obtain governmental, antitrust and regulatory consents, including from the European Commission, to Complete the Merger which, if delayed, not granted or granted on terms not reasonably satisfactory to Shire, may jeopardise the Merger, result in additional expenditures of money and resources and/or reduce the anticipated benefits of the Merger

The Merger is conditional on, among other things, the receipt of governmental, antitrust and regulatory clearances from authorities with jurisdiction over the operations of the Shire Group and/or the Baxalta Group, including the EU and the U.S. The authorities from which Shire is seeking these clearances have discretion in administering the governing regulations. As a condition to their clearance of the transactions contemplated by the Merger, these authorities may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of the Combined Group's business. In addition, Shire may propose remedies, such as divestitures, in order to obtain such clearances. Any such requirements, limitations, costs, divestitures or restrictions could jeopardise or delay Completion or may reduce the anticipated benefits of the Merger.

Cost savings and synergies achieved from the Merger may differ from those anticipated

There is no assurance that the Merger will achieve the business growth opportunities, margin benefits, cost savings and other synergies that Shire anticipates. Shire believes that the consideration for the Merger is justified in part by the business growth opportunities, margin benefits, cost savings and other synergies it expects to achieve by combining its operations with Baxalta. However, these expected business growth opportunities, margin benefits, cost savings and other synergies may not develop and other assumptions upon which Shire determined to pursue the Merger may prove to be incorrect. The statements of estimated cost synergies contained in this document relate to future actions and circumstances which, by their nature, involve issues, uncertainties and contingencies. As a result, the cost synergies may not be achieved, or those achieved could be materially different from those estimated.

Shire may also face challenges in the following areas:

•
redeploying resources in different areas of operations to improve efficiency;

•
minimising the diversion of management attention from ongoing business concerns; and

•
addressing possible differences between Shire's business culture, processes, controls, procedures and systems, and those of Baxalta.

Under these circumstances, the business growth opportunities, margin benefits, cost savings and other synergies anticipated by Shire to result from the Merger may not be achieved as expected, or at all, or may be delayed. To the extent that Shire incurs higher integration costs or achieves growth opportunities, lower margin benefits or fewer cost savings than expected, both its and the Combined Group's results of operations, financial condition and the price of Shire Securities may suffer.

Shire and Baxalta may not successfully integrate

If the Merger Completes, achieving the anticipated benefits of the Merger will depend in part upon whether Shire and Baxalta integrate their businesses in an effective and efficient manner. Shire and Baxalta may not be able to accomplish this integration process successfully, either in full or in part, which could have a material adverse effect on the Combined Group's results of operations, financial condition and/or prospects. The integration of businesses is complex and time-consuming. The difficulties that could be encountered include:

•
integrating personnel, operations and systems, while maintaining focus on selling and promoting existing and newly acquired or produced products;

•
coordinating geographically dispersed organisations;

•
distraction of management and employees from operations;

•
changes or conflicts in corporate culture;

•
management's inability to manage a substantial increase in the number of employees;

•
management's inability to train and integrate personnel, who may have limited experience with the respective companies' business lines and products, and to deliver a consistent message regarding diseases treated by the Combined Group;

•
retaining existing customers and attracting new customers;

•
retaining existing employees and attracting new employees;

•
maintaining business relationships; and

•
inefficiencies associated with the integration and management of the operations of the Combined Group.

In addition, there will be integration costs and non-recurring transaction costs (such as fees paid to legal, financial, accounting and other advisers and other fees paid in connection with the Merger), including costs associated with combining the operations of Shire and Baxalta and achieving the synergies Shire expects to obtain, and such costs may be significant.

An inability to realise the full extent of the anticipated benefits of the Merger, including estimated cost synergies, as well as any delays encountered in the integration process and realising such benefits, could have an adverse effect upon the revenues, level of expenses and operating results of the Combined Group, which may materially adversely affect the value of the Shire Securities after Completion.

New regulations issued by the U.S. Department of Treasury may impact the Combined Group following Completion

On 4 April 2016, the U.S. Department of Treasury issued new regulations applicable to acquisitions of U.S. companies by non-U.S. companies. These regulations, among other things, change the manner in which thresholds contained within the so-called "anti-inversion" rules that govern how the Combined Group will be taxed are calculated, including with respect to the Merger and any future acquisitions funded in whole or in part by Shire Securities. Such calculations are complicated and depend on several factors, including fluctuations in share price. Moreover, the U.S. Department of Treasury also introduced proposed "earning stripping" regulations that may, among other things, cause in certain related-party debt instruments issued by a U.S. corporation to be treated as equity, results in a loss of deductible interest for U.S. federal income tax purposes.

These regulations are newly issued and complex, and as such their application to any particular set of facts is uncertain. Shire believes that the regulations are not likely to affect the expected tax position of the Combined Group, which belief is based on, among other things, facts that may change or judgments that may prove to be incorrect and, if incorrect, could have an adverse impact on the tax position of the Combined Group.

Furthermore, the U.S. tax authorities could issue additional guidance as to the application of these regulations or issue new regulations that could have an adverse effect on the expected tax position of the Combined Group.

Shire Shareholders and Baxalta Shareholders will own a smaller percentage of the Combined Group than they currently own in Shire and Baxalta, respectively

After Completion, Shire Shareholders and Baxalta Shareholders will own a smaller percentage of the Combined Group than they currently own of Shire and Baxalta, respectively. Based on the number of Baxalta Shares in issue at the Last Practicable Date, following Completion, existing Shire Shareholders and Shire ADS Holders will together own approximately 66 per cent. of the Combined Group, and the holders of the Baxalta Shares will own approximately 34 per cent. of the Combined Group.

Baxalta has a limited history operating as an independent company, and Baxalta's historical financial information is not necessarily representative of the results that it would have achieved as a separate, publicly traded company and may not be a reliable indicator of its future results as part of the Combined Group

On 1 July 2015, Baxalta, formerly the bioscience division of Baxter, was spun off and became an independent, publicly traded company. Baxalta therefore has a limited history operating as an independent company. With the exception of the information relating to the period on or after 1 August 2015, the historical information about Baxalta in this Prospectus refers to Baxalta's business as operated by and integrated with Baxter. Such historical financial information is derived from the published consolidated financial statements and accounting records of Baxter.

Accordingly, such historical financial information may not necessarily reflect the financial condition, results of operations or cash flows that Baxalta would have achieved as a separate, publicly traded company during the periods presented or those that the Combined Group will achieve in the future primarily as a result of the following factors:

•
Prior to the Spin-Off, Baxalta's business was operated by Baxter as part of its broader corporate organisation, rather than as an independent company. Baxter or one of its affiliates performed various corporate functions for Baxalta, such as tax, treasury, finance, audit, risk management, legal, information technology, human resources, shareholder relations, compliance, shared services, insurance, employee benefits and compensation. Following the Spin-Off, Baxter has continued to provide some of these functions to Baxalta. Baxalta's historical financial results reflect allocations of corporate expenses by Baxalta for such functions. These allocations may not be indicative of the actual expenses Baxalta would have incurred had it operated as an independent, publicly traded company in the periods presented. While the Merger will mean that Baxalta has access to Shire's facilities, systems, infrastructure and personnel, there may nevertheless be certain additional systems and services which Shire needs to replicate or outsource from other providers, requiring significant investment.

•
Prior to the Spin-Off, Baxalta's business was integrated with the other businesses of Baxter. Baxalta was able to utilise Baxter's size and purchasing power in procuring various goods and services and had shared economies of scope and scale in costs, employees, vendor relationships and customer relationships. While the Merger is expected to provide similar benefits to Baxalta, there is no guarantee that the Combined Group will be able to obtain goods and services at the prices and terms obtained by Baxalta prior to the Spin-Off, which could decrease its overall profitability.

Other significant changes may have occurred in Baxalta's cost structure, management, financing and business operations as a result of operating as a company separate from Baxter, which are not yet evident from publicly available information and which Shire has not yet ascertained.

Baxalta and, following Completion, the Combined Group may not be able to engage in certain corporate transactions

In order to preserve the tax-free treatment of the Baxter Transactions to Baxter and its shareholders, the Tax Matters Agreement generally restricts Baxalta from taking or failing to take any action that would cause the Baxter Transactions, or certain of the Later Distributions, to become taxable. Under the Tax Matters Agreement, for the two-year period following the Spin-Off, Baxalta is prohibited, except in certain circumstances, from:

•
entering into any transaction resulting in the acquisition of more than a certain percentage of its stock or substantially all of its assets, whether by merger or otherwise;

•
merging, consolidating or liquidating;

•
issuing equity securities beyond certain thresholds;

•
repurchasing its shares;

•
ceasing to actively conduct its business; and

•
taking or failing to take any action that prevents the Baxter Transactions or the Later Distributions from being tax-free.

The Tax Matters Agreement permits Baxalta to take any of the actions described above if Baxalta provides Baxter with an opinion of counsel or Baxter receives an IRS private letter ruling that, in each case, is reasonably satisfactory to Baxter to the effect that such action will not affect the tax-free status of the Baxter Transactions (or Baxter waives the requirement to obtain such an opinion or ruling). The receipt of any such ruling or opinion in respect of an action Baxalta proposes to take will not relieve Baxalta of its obligation to indemnify Baxter if that action causes the Baxter Transactions to be taxable. These restrictions may limit Baxalta's (and, following Completion, the Combined Group's) ability to pursue certain strategic transactions or other transactions that it may believe to be in the best interests of its shareholders or that might increase the value of its business. In addition, under the Tax Matters Agreement, Baxalta is required to indemnify Baxter against any tax liabilities as a result of the acquisition of Baxalta Shares or assets, even if Baxalta did not participate in or otherwise facilitate the acquisition.

In connection with the signing of the Merger Agreement, Baxter agreed in the Letter Agreement to waive the provisions under the Tax Matters Agreement as they relate to the signing of the Merger Agreement and will waive such prohibitions in connection with Completion, provided that each of Shire's and Baxter's tax advisers furnish the tax opinions referenced in the Letter Agreement. Such waiver and opinions will not relieve Baxalta or Shire, following the Merger, of their obligations to indemnify Baxter if the Merger causes the Baxter Transactions or the Later Distributions to be taxable.

Certain of the Baxalta Group agreements may contain change of control provisions which, if not waived, could have material adverse effects on the Combined Group

Baxalta, and members of the Baxalta Group, are each party to various agreements with third parties, including certain licence agreements, business development-related agreements, production and distribution-related agreements, bonding/financing facilities, contracts for the performance of services material to the operations of the Baxalta Group, IT contracts, technology licences and employment agreements that may contain change of control provisions that will be triggered upon Completion. Agreements with change of control provisions typically provide for or permit the termination of the agreement upon the occurrence of a change of control of one of the parties which can be waived by the relevant counterparties. In the event that Shire determines that there is such a contract or arrangement requiring a consent or waiver in relation to the Merger, there can be no assurance that such consent will be obtained at all or on favourable terms. The inability to obtain waivers from more than one relevant counterparty could have a material adverse effect on the Combined Group.

Future results of Shire may differ materially from the unaudited pro forma condensed combined financial statements of the Combined Group presented in this Prospectus

The future results of Shire following Completion may be materially different from those shown in the pro forma financial statements contained in this document, which show only a combination of Shire's and Baxalta's standalone historical results after Completion, subject to the matters noted therein. Shire has estimated that it will record approximately $100 million in transaction expenses. The final amount of any charges relating to acquisition accounting adjustments that Shire may be required to record will not be known until after Completion. These and other expenses and charges may be significantly higher or lower than estimated.

The Merger could trigger certain provisions contained in Baxalta's equity plans, employee benefit plans and agreements that could require Shire to make change of control payments or vest outstanding equity awards

Certain of Baxalta's equity plans, employee benefit plans and agreements contain change of control clauses providing for outstanding equity awards to vest or compensation to be granted to certain members of Baxalta's senior management in the following circumstances:

•
a change of control, such as the Merger;

•
the termination by Baxalta of the employment relationship between Baxalta and the employees in certain circumstances following such change of control; or

•
the termination by the employees of the employment relationship due to certain adverse changes occurring during or following such change of control.

If successful, the Merger would constitute a change of control of Baxalta, thereby giving rise to potential vesting of outstanding awards and change of control payments under the provisions described above. This could require Baxalta and, by extension (following Completion), the Combined Group to commit significant financial resources to satisfying the liabilities arising as a result of the Merger.

Shire will incur significant additional indebtedness in connection with the Merger, which may decrease its ability to fund expansionary initiatives. All of Shire's debt obligations will have priority over the Shire Securities with respect to payment in the event of a liquidation

Shire has secured an $18 billion fully underwritten bank facility of which $13 billion is available to finance the cash component of the Consideration and the payment of related acquisition costs and transaction costs. Shire has announced the intention of maintaining an investment grade credit rating for the Combined Group, but one or more credit rating agencies may determine that the Combined Group's credit rating is below investment grade, which would increase the Combined Group's borrowing costs.

The Combined Group's increased indebtedness following Completion could reduce funds available to fund expansionary initiatives, including for capital expenditure and acquisitions and may create competitive disadvantages for the Combined Group relative to other companies with lower indebtedness levels.

In any liquidation, dissolution or winding-up of Shire, Shire Securities would rank below all debt claims against Shire or any of its subsidiaries. In addition, any convertible or exchangeable securities or other equity securities that Shire may issue in the future may have rights, preferences and privileges more favourable than those of Shire Securities. As a result, holders of Shire Securities will not be entitled to receive any payment or other distribution of assets upon any liquidation or dissolution until after Shire's obligations to its debt holders and holders of equity securities which rank senior to the Shire Securities have been satisfied.

Lawsuits have been filed, and other lawsuits may be filed, against Shire and Baxalta and the Baxalta Directors challenging the Merger, and an adverse ruling in any such lawsuit may delay or prevent Completion or result in an award of damages against Shire or Baxalta

Lawsuits arising out of or relating to the Merger Agreement or the Merger may be filed in the future. The results of complex legal proceedings are difficult to predict and could delay or prevent Completion. The existence of litigation relating to the Merger could impact the likelihood of obtaining the shareholder approvals from either Shire or Baxalta. Moreover, the pending litigation is, and any future additional litigation could be, time-consuming and expensive and could divert Shire's and Baxalta's respective management's attention away from their regular business.

One of the conditions to Completion is the absence of any law or judgment issued by any court or tribunal of competent jurisdiction that prevents, makes illegal or prohibits Completion. Accordingly, if a plaintiff is successful in obtaining a judgment prohibiting Completion, then such judgment may prevent Completion, or Completion within the expected time frame.

PART B: RISKS RELATED TO THE PRODUCTS AND BUSINESSES OF SHIRE AND BAXALTA AND, FOLLOWING COMPLETION, THE PRODUCTS AND BUSINESS OF THE COMBINED GROUP

The marketed products of Shire and Baxalta (and, following Completion, the Combined Group) may not be a commercial success, which may have an adverse effect on their revenues, financial condition and/or results of operations

The commercial success of products marketed by Shire and Baxalta (and, following Completion, the Combined Group), together with any new products they may launch in the future, will depend on, among other things, their approval and acceptance by physicians, patients and other key decision-makers, as well as the receipt of marketing approvals in different countries, the time taken to obtain such approvals, the scope of marketing approvals as reflected in the product labels, approval of reimbursement at commercially sustainable prices in those countries where price and reimbursement is negotiated, and safety, efficacy, convenience and cost-effectiveness of the product as compared to competitive products.

The revenues, financial condition or results of operations of Shire and Baxalta (and, following Completion, the Combined Group) may be adversely affected if any or all of the following occur:

•
their products, or competitive products, are subject to generic competition;

•
the prices of their products suffer forced reductions or if prices of competitor products are reduced significantly;

•
there are unanticipated adverse events experienced with their products or those of a competitor's product not seen in clinical trials that impact physicians' willingness to prescribe their products;

•
issues arise from clinical trials being conducted for post-marketing purposes or for registration in another country which raise questions or concerns about a product;

•
the regulatory agencies in one country act in a way that raises concerns for regulatory agencies or for prescribers or patients in another country;

•
patients, payers or physicians favour other treatments over their products;

•
their products are subject to more stringent government regulation than competitor products;

•
patent protection or other forms of exclusivity are lost or curtailed, or if competitors are able to successfully challenge or circumvent their patents or other forms of exclusivity;

•
launches of their products in new markets are not successful;

•
the size of the patient populations for their products is less than expected;

•
there are lawsuits filed against them, including, but not limited to, product liability claims, consumer law claims, and payer or reimbursement litigation; or

•
they are unable to commercialise their products successfully.

The long-term strategy of Shire and Baxalta (and, following Completion, the Combined Group) requires engagement in business development activities, including evaluating and consummating acquisitions, joint R&D opportunities, technology licensing arrangements and other opportunities.

These activities may result in substantial investment of Shire's and Baxalta's (and, following Completion, the Combined Group's) resources. Success in developing products or expanding into new markets from such activities will depend on a number of factors, including:

•
the ability to find suitable opportunities for acquisition, investment or alliance;

•
whether it is able to complete an acquisition, investment or alliance on satisfactory terms;

•
the strength of the other company's underlying technology, products and ability to execute its business strategies;

•
any intellectual property and litigation related to these products or technology; and

•
the ability to successfully integrate the acquired company, business, product, technology or research into existing operations, including the ability to adequately fund acquired in-process R&D projects and to maintain adequate controls over the combined operations.

Certain of these activities are subject to antitrust and competition laws, which could impact the ability of Baxalta and Shire (and, following Completion, the Combined Group) to pursue strategic transactions and could result in mandated divestitures in the context of proposed acquisitions. If Baxalta and Shire (and, following Completion, the Combined Group) are unsuccessful in their respective business development activities, they may be unable to meet financial targets and Baxalta's and Shire's (and, following Completion, the Combined Group's) financial performance could be adversely affected.

The failure of a strategic partner to develop and commercialise products could result in delays in development or approval, leading to loss of revenue

Shire and Baxalta enter into strategic partnerships with other companies in areas such as product development, manufacturing, sales and marketing. In these partnerships, Shire and Baxalta may sometimes depend on their partner to deliver results. While these partnerships are governed by contracts, Shire and Baxalta may not exercise direct control. If a partner fails to perform or experiences financial difficulties, Shire and Baxalta (and, following Completion, the Combined Group) may suffer a delay in the development or approval of a product or a reduction in the sales or royalties of a product.

The failure to secure new products or compounds for development either through in-licensing, acquisition or internal research and development efforts, or the failure to realise expected benefits from acquisitions of businesses or products, may have an adverse impact on Shire's and Baxalta's (and, following Completion, the Combined Group's) future results

Shire's and Baxalta's (and, following Completion, the Combined Group's) future results will depend, to a significant extent, upon their ability to develop, in-license or acquire new products or compounds, or to acquire other businesses. The expected benefits from acquired products, compounds or businesses may not be realised or may require significantly greater resources and expenditure than originally anticipated.

The failure to realise expected benefits from acquisitions of businesses or products, including those resulting from integration into Shire and Baxalta (and, following Completion, the Combined Group), or the failure to develop, in-license or acquire new products or compounds on a commercially viable basis, could have a material adverse effect on their revenues, financial condition or results of operations.

The failure to obtain and maintain reimbursement, or an adequate level of reimbursement, by third party payers in a timely manner for products may affect the future revenues, financial condition and results of operations of Shire and Baxalta (and, following Completion, of the Combined Group)

Shire's and Baxalta's revenues are (and, following Completion, revenues of the Combined Group will be) partly dependent on the level of reimbursement provided to them by governmental reimbursement schemes for their products. Changes to governmental policy or practices could adversely affect revenues, financial condition and results of operations. In addition, the reimbursement of treatments by healthcare providers, private health insurers and other organisations, such as health maintenance organisations and managed care organisations, is under downward pressure and this, in turn, could adversely impact the prices at which Shire and Baxalta can (and, following Completion, the Combined Group will be able to) sell their products.

Factors affecting, or which may affect, the ability of Shire, Baxalta and the Combined Group to obtain and maintain adequate reimbursement for their products include:

•
higher levels of controls on the use of their products and/or requirements for additional price concessions mandated or negotiated by managed healthcare organisations or government authorities;

•
legislative proposals to reform healthcare and government insurance programmes operating in their respective markets; and

•
price controls, unsuccessful government tenders, or non-reimbursement of new medicines or new indications.

The cost of treatment for some of Shire's and Baxalta's products is high, particularly those which are used for the treatment of rare diseases. Shire and Baxalta (and, following Completion, the Combined Group) may encounter difficulty in obtaining or maintaining satisfactory pricing and reimbursement for such products. The failure to obtain and maintain pricing and reimbursement at satisfactory levels for its products may adversely affect their revenues, financial condition or results of operations.

Shire and Baxalta conduct their own manufacturing operations for certain of their products and are reliant on third party contract manufacturers to manufacture other products and to provide goods and services. Some of Shire's and Baxalta's products or ingredients are only available from a single approved source for manufacture. Any disruption to the supply chain for any of Shire's or Baxalta's products may result in Shire and/or Baxalta (and, following Completion, the Combined Group) being unable to continue marketing or developing a product or may result in them being unable to do so on a commercially viable basis for some period of time

Although Shire and Baxalta dual-source certain key products and/or active ingredients, in certain instances they currently acquire components and materials from a sole supplier. In particular, Shire currently relies on a single source for production of the final drug product for each of ADDERALL XR, CINRYZE, FIRAZYR, FOSRENOL, INTUNIV, LIALDA and PENTASA and currently relies on a single active ingredient source for each of ELAPRASE, FIRAZYR, FOSRENOL, INTUNIV and REPLAGAL. Shire also relies on limited third party sources to provide the donated human plasma necessary for the manufacture of CINRYZE. Following the completion of the acquisition of NPS Pharma in the first quarter of 2015, Shire has acquired GATTEX/REVESTIVE, which currently relies on a single active ingredient source and NATPARA/NATPAR, which currently relies on a single source for both production of the final drug product and supply of the active ingredient.

Baxalta also relies on sole supplier relationships in limited instances, including with respect to a single material used in ADVATE and HYQVIA.

Shire and/or Baxalta (and, following Completion, the Combined Group) may experience supply failures or delays beyond their control if they do not, or if any of their third party manufacturers do not, supply them on time with the required volumes, or supply products that do not meet regulatory requirements. Any such supply failures could lead to significant delays, increases in operating costs, lost product sales, an interruption of research activities, or the delay of new product launches, all of which could have a material adverse effect on their revenues, financial condition or results of operations.

Shire and Baxalta have also entered into many agreements with third parties for the provision of goods and services to enable them to manufacture their products. If these third parties are unable to manufacture products, or provide these goods and services, in each case in accordance with their respective contractual obligations, the ability of Shire and Baxalta (and, following Completion, the Combined Group) to manage their manufacturing processes or to operate their businesses, including to continue the development or commercialisation of their products as planned or on a commercial basis, may be adversely impacted.

Shire and Baxalta each have portfolios of products in various stages of R&D. The successful development of these products is highly uncertain and requires significant expenditure and time, and there is no guarantee that these products will receive regulatory approval

Products that initially appear promising in R&D may be delayed or fail to reach later stages of development as:

•
preclinical or clinical tests may show the product to lack safety or efficacy;

•
delays may be caused by:

•
slow enrolment in clinical studies;

•
regulatory requirements for clinical trial drug supplies;

•
extended length of time to achieve study endpoints;

•
additional time requirements for data analysis or dossier preparation;

•
time required for discussions with regulatory agencies, including regulatory agency requests for additional preclinical or clinical data;

•
delays at regulatory agencies due to staffing or resource limitations;

•
analysis of or changes to study design;

•
unexpected safety, efficacy, or manufacturing issues; or

•
delays from shared control with collaborative partners in the planning and execution of the product development, scaling of the manufacturing process, or getting approval for manufacturing;

•
manufacturing issues, pricing or reimbursement issues, or other factors may render the product economically unviable;

•
the proprietary rights of others and their competing products and technologies may prevent the product from being developed or commercialised; or

•
submission of an application for regulatory approval of any of Shire's or Baxalta's product candidates may be subjected to lengthy review and ultimately rejected.

Success in preclinical and early clinical trials does not ensure that late-stage clinical trials will be successful. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. The length of time necessary to complete clinical trials and to submit an application for marketing approval for a final decision by a regulatory authority varies significantly and may be difficult to predict. Moreover, once an application is submitted, additional data may be sought by regulators or an application may be rejected. If Shire's and/or Baxalta's (and, following Completion, the Combined Group's) large-scale or late-stage clinical trials for a product are not successful, they will not recover their substantial investments in that product.

Shire has a range of programmes in late-stage clinical development. For example, SHP606 is being developed for the treatment of DED and SHP465 is being developed for the treatment of ADHD in adults. Shire acquired SHP643 on 22 January 2016 through its acquisition of Dyax. SHP643 is being developed for the prevention of HAE attacks.

In addition, even if the products receive regulatory approval, they remain subject to ongoing regulatory requirements, including, for example, obligations to conduct additional clinical trials or other non-clinical testing, changes to the product label (which could impact its marketability and prospects for commercial success), new or revised requirements for manufacturing, written notifications to physicians, or product recalls or withdrawals.

The introduction of new products by competitors may impact future revenues

The pharmaceutical, biotechnology and medical device industries are highly competitive and are characterised by substantial investment in continuous product development and technological change. Shire and Baxalta currently face (and, following Completion, the Combined Group will face) significant competition from large pharmaceutical and biotechnology companies, many of whom have substantially greater resources than Shire, Baxalta and/or the Combined Group. In addition, many of these competitors have more products and have operated longer in the fields in which Shire and Baxalta compete (and in which, following Completion, the Combined Group will compete). A number of companies are pursuing the development of technologies which compete with Shire's and Baxalta's existing products or research programmes. These competitors include specialised pharmaceutical firms and large pharmaceutical companies acting either independently or together with other pharmaceutical companies. For example, ADVATE, a therapy for the treatment of children and adults with haemophilia A which is manufactured by Baxalta, will face additional competition from extended half-life treatments, such as ELOCTATE from Biogen Idec, which allow for fewer doses compared to ADVATE and may be preferable in terms of convenience to some patients.

Furthermore, academic institutions, government agencies and other public and private organisations conducting research may seek patent protection and may establish collaborative arrangements for competitive products or programmes. As a result of this competition, Shire's and Baxalta's (and, following Completion, the Combined Group's) products could be rendered obsolete or uneconomic or lose market share following the development of new products, new methods of treatment, or technological advances in manufacturing or production by competitors which could adversely affect Shire's and Baxalta's (and, following Completion, the Combined Group's) revenues, financial condition and results of operations.

If a marketed product fails to work effectively or causes adverse side effects, this could result in damage to Shire's or Baxalta's (or, following Completion, the Combined Group's) reputation, the withdrawal of the product and legal action against any of Shire, Baxalta or the Combined Group

Unanticipated side effects or unfavourable publicity from complaints concerning any of Shire's or Baxalta's (or, following Completion, the Combined Group's) products, or those of their competitors, could have an adverse effect on their ability to obtain or maintain regulatory approvals or successfully market their products. The testing, manufacturing, marketing and sales of pharmaceutical products and medical devices entails a risk of product liability claims, product recalls, litigation and associated adverse publicity. The cost of defending against such claims is expensive even when the claims are not merited. A successful product liability claim against Shire or Baxalta (or, following Completion, the Combined Group) could require them to pay a substantial monetary award. If, in the absence of adequate insurance coverage, Shire or Baxalta (or, following Completion, the Combined Group) does not have sufficient financial resources to satisfy a liability resulting from such a claim or to fund the legal defence of such a claim, it could become insolvent. Product liability insurance coverage is expensive, difficult to obtain and may not be available in the future on acceptable terms.

Although Shire carries product liability insurance when available, this coverage may not be adequate. In addition, it cannot be certain that insurance coverage for present or future products will be available. Moreover, an adverse judgment in a product liability suit, even if insured or eventually overturned on appeal, could increase premiums on future product liability insurance or make it more difficult to obtain and could generate substantial negative publicity about Shire's and Baxalta's (and, following Completion, the Combined Group's) products and business and inhibit or prevent commercialisation of other products.

The actions of certain customers could affect the ability of Shire and/or Baxalta (and, following Completion, the Combined Group) to sell or market products profitably

Fluctuations in buying or distribution patterns by such customers may adversely affect the revenues, financial condition or results of operations of Shire and Baxalta (and, following Completion, of the Combined Group).

A considerable portion of Shire's and Baxalta's product sales are made to major pharmaceutical wholesale distributors, as well as to large pharmacies, in both the U.S. and Europe. In 2015, for example, 47 per cent. of Shire's product sales were attributable to three customers in the U.S.: McKesson Corp., Cardinal Health, Inc and AmerisourceBergen Drug Corp. In the event of financial failure of any of these customers, there could be a material adverse effect on the revenues, financial condition or results of operations of Shire and Baxalta (and, following Completion, of the Combined Group). The revenues, financial condition or results of operations of Shire and Baxalta (and, following Completion, of the Combined Group) may also be affected by fluctuations in customer buying or distribution patterns. These fluctuations may result from seasonality, pricing, wholesaler inventory objectives, or other factors. A significant portion of Shire's and Baxalta's revenues for certain products for treatment of rare diseases are concentrated within a small number of customers. Changes in the buying patterns of those customers may have an adverse effect on the revenues, financial condition or results of operations of Shire and Baxalta (and, following Completion, of the Combined Group).

Shire and Baxalta face intense competition for highly qualified personnel from other companies and organisations. If Shire and Baxalta (and, following Completion, the Combined Group) fail to attract and retain key employees, this may have an adverse effect on their revenues, financial condition or results of operations

Shire and Baxalta are each reliant on recruiting and retaining highly skilled employees to meet their strategic objectives and face intense competition for highly qualified personnel and the supply of people with the requisite skills may be limited generally or geographically. The range of skills required and the geographies in which they are required may also change over time as the businesses of Shire and Baxalta (and, following Completion, the Combined Group) evolve.

Shire's ongoing One Shire reorganisation, which aims to simplify Shire's organisational structure and streamline operations through two principal locations, Massachusetts and Switzerland, involves changes to, and geographic relocation of, certain skilled roles. Furthermore, uncertainty created by the Merger may unsettle the employee population, which could lead to further loss of certain skilled employees.

If Shire or Baxalta (and, following Completion, the Combined Group) are unable to retain key personnel or attract new personnel with the requisite skills and experience, this could adversely affect the implementation of their strategic objectives and ultimately adversely impact their revenues, financial condition or results of operations.

The nature of producing plasma-based therapies may prevent Baxalta from responding to market forces in a timely manner, effectively managing its production capacity and maintaining prices and market share, and may adversely affect Baxalta's (and, following Completion, the Combined Group's) revenues, financial condition or results of operations

The production of plasma-based therapies is a lengthy and complex process, and Baxalta sources its plasma both externally and internally through BioLife Plasma Services L.P., or BioLife, its wholly-owned subsidiary.

Efforts to increase the collection of plasma or the production of plasma-based therapies may include the construction and regulatory approval of additional plasma collection facilities and plasma fractionation facilities. Baxalta is in the process of building a manufacturing facility near Covington, Georgia to support growth of its plasma-based treatments, with commercial production scheduled to begin in 2018.

The development of such facilities involves a lengthy regulatory process and requires extensive capital. In addition, access to and transport and use of plasma may be subject to restrictions by governmental agencies both inside and outside the U.S. As a result, Baxalta's ability to match its collection and production of plasma-based therapies to market demand is imprecise and may result in a failure to meet market demand for its plasma-based therapies or, alternatively, an oversupply of inventory. Failure to meet market demand for Baxalta's plasma-based therapies may result in customers transitioning to available competitive products resulting in a loss of market share or customer confidence. In the event of an oversupply, Baxalta may be forced to lower the prices it charges for some of its plasma-based therapies, close collection and processing facilities, record asset impairment charges or take other action which may adversely affect the business, financial condition, revenues and results of operations of Baxalta (and, following Completion, the Combined Group).

Baxalta and Shire are (and, following Completion, the Combined Group will likely be) increasingly dependent on information technology systems, and their respective systems and infrastructure face certain risks, including from cyber security breaches and data leakage

Baxalta and Shire rely upon technology systems and infrastructure. Baxalta's, Shire's and, following Completion, the Combined Group's technology systems are potentially vulnerable to breakdown or other interruption by fire, power loss, system malfunction, unauthorised access and other events.

Similarly, data privacy breaches by employees and others with both permitted and unauthorised access to systems may pose a risk that sensitive data may be exposed to unauthorised persons or to the public, or may be permanently lost. The increasing use and evolution of technology, including cloud-based computing, creates additional opportunities for the unintentional dissemination of information or intentional destruction of confidential information stored in Baxalta's, Shire's and the Combined Group's systems or in non-encrypted portable media or storage devices. Baxalta, Shire or the Combined Group could also experience a business interruption, theft of confidential information, or reputational damage from industrial espionage attacks, malware or other cyber incidents, which may compromise Baxalta's, Shire's or the Combined Group's system infrastructure or lead to data leakage, either internally or through their third-party providers or other business partners. While Baxalta and Shire have invested in the protection of data and information technology and in related training, there can be no assurance that these efforts will prevent significant breakdowns, data leakages, breaches in systems or other cyber security incidents that could have a material adverse effect upon the reputation, business, operations or financial condition of Baxalta, Shire or the Combined Group.

PART C: RISKS RELATED TO THE ECONOMIC, LEGAL AND REGULATORY ENVIRONMENT IN WHICH SHIRE AND BAXALTA OPERATE AND IN WHICH, FOLLOWING COMPLETION, THE COMBINED GROUP WILL OPERATE

A slowdown of global economic growth or economic instability in, or changes in the laws, regulations and customs of, countries where Shire and Baxalta do business (and where, following Completion, the Combined Group will do business) may adversely affect their revenues, financial condition or results of operations and/or increase the risk of non-payment by their customers

Growth of the global pharmaceutical market has become increasingly tied to global economic growth. Accordingly, a substantial and lasting slowdown of the global economy, or major national economies (including the UK), could negatively affect growth in the markets in which Shire and Baxalta operate (and where, following Completion, the Combined Group will operate). Such a slowdown, or any resultant austerity measures adopted by governments in response to a slowdown, could result in national governments making significant cuts to their public spending, including national healthcare budgets, or reducing the level of reimbursement they are willing and able to provide to Shire or Baxalta (or, following Completion, the Combined Group) for their products and, as a result, adversely affect their revenues, financial condition or results of operations.

A slowdown of a nation's economy could also lead to financial difficulties for some of Shire's and Baxalta's (and, following Completion, the Combined Group's) significant customers, including national governments, and result in a greater risk of delayed payments, defaults or non-payments of outstanding payment obligations by their customers in that country, which could adversely affect their revenues, financial condition or results of operations.

Shire's and Baxalta's (and, following Completion, the Combined Group's) operations are also subject to risks associated with changes to the laws, regulations and customs of various jurisdictions and geographies. For example, changes to the regulations relating to the exclusivity periods available for Shire's and Baxalta's (and, following Completion, the Combined Group's) products may allow for the earlier entry of generic or biosimilar competitor products. These risks also include changes in exchange controls and other governmental actions, loss of business in government and public tenders that are held annually in many cases, increasingly complex labour environments, availability of raw materials, changes in taxation, export control restrictions, changes in or violations of U.S. or local laws (including the U.S. Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act 2010), and disruption or destruction of operations in a significant geographic region regardless of cause, including war, terrorism, riot, civil insurrection, shifts in the political environment or social unrest. Failure to comply with, or material changes to, the laws and regulations that affect Shire's and Baxalta's (and, following Completion, the Combined Group's) operations could have a material adverse effect on Shire's and Baxalta's (and, following Completion, the Combined Group's) business, financial condition or results of operations.

Changes in foreign currency exchange rates could have a material adverse effect on Shire's, Baxalta's (and, following Completion, the Combined Group's) revenues, financial condition or results of operations

Shire and Baxalta generate a substantial portion of their revenue (approximately 46 per cent. of Baxalta's total revenue in 2015, and 27 per cent. of Shire's revenue in 2015) outside the U.S. As a result, their financial results may be adversely affected by fluctuations in foreign currency exchange rates. Shire and Baxalta cannot predict with any certainty changes in foreign currency exchange rates or the ability of Shire or Baxalta to mitigate these risks. Shire and Baxalta may experience additional volatility as a result of inflationary pressures and other macroeconomic factors in certain emerging market countries.

The manufacture of Shire's and Baxalta's products is subject to extensive oversight by various regulatory agencies. Changes in laws or regulations may adversely impact their revenues, financial condition or results of operations. Regulatory approvals or interventions associated with changes to manufacturing sites, ingredients or manufacturing processes could lead to significant delays, an increase in operating costs, lost product sales, an interruption of research activities or the delay of new product launches

The healthcare industry is heavily regulated. Changes to laws or regulations impacting the healthcare industry, in any country in which Shire or Baxalta (or, following Completion, the Combined Group) conducts business, may adversely impact their revenues, financial condition or results of operations. For example, changes to the regulations relating to the exclusivity periods available for products manufactured by Shire or Baxalta (or, following Completion, the Combined Group) may allow for the earlier entry of generic or biosimilar competitor products.

Pharmaceutical and device manufacturing sites must be inspected and approved by regulatory agencies such as the FDA, and similar agencies in other countries. Active ingredients, excipients and packaging materials used in the manufacturing process must be obtained from sources approved by regulatory agencies.

The development, approval and manufacturing of Shire's and Baxalta's products depends on the ability to procure ingredients and packaging materials from approved sources and for the manufacturing process to be conducted at approved sites. Changes of manufacturer or changes of source of ingredients or packaging materials must generally be approved by the regulatory agencies, which will involve testing and additional inspections to ensure compliance with the applicable regulatory agency's regulations and standards.

The need to qualify a new manufacturer or source of ingredients or packaging materials can take a significant amount of time. Should it become necessary to change a manufacturer or supplier of ingredients or packaging materials, or to qualify an additional supplier, Shire and/or Baxalta (and, following Completion, the Combined Group) may not be able do so quickly, or at all, which could delay or disrupt the manufacturing process. U.S.-based manufacturers must be registered with the DEA and similar regulatory authorities in other countries if they handle controlled substances. Certain of Shire's products, including ADDERALL XR and VYVANSE, contain ingredients which are controlled substances subject to quotas managed by the DEA. Any of the above factors may lead to Shire's and/or Baxalta's (and, following Completion, the Combined Group's) procurement and production quotas being insufficient to meet commercial demand.

A number of products manufactured by Shire and Baxalta use highly complex biological processes. The complexity of the manufacturing results in a number of risks, including the risk of microbial contamination. A number of products, for example, CINRYZE, which is manufactured by Shire, are derived from human plasma, and are therefore subject to the risk of biological contamination inherent in plasma-derived products. For example, the sole manufacturer of CINRYZE has received observations on Form 483 and a warning letter from the FDA identifying issues with respect to manufacturing CINRYZE, which must be addressed to the satisfaction of the FDA. Any regulatory interventions, in relation to these or any other issues, if they occur, may delay or disrupt the manufacture of Shire's and/or Baxalta's (and, following Completion, the Combined Group's) products.

Failure to obtain regulatory approvals promptly or at all and/or regulatory interventions associated with changes to manufacturing sites, ingredients or manufacturing processes could lead to significant delays, an increase in operating costs, lost product sales, an interruption of research activities, the delay of new product launches or constraints on manufacturing output, all of which could have a material adverse effect on Shire's, Baxalta's and, following Completion, the Combined Group's revenues, financial condition and results of operations.

Investigations or enforcement action by regulatory authorities or law enforcement agencies relating to the activities of Shire and Baxalta (and, following Completion, of the Combined Group) in the highly regulated markets in which they operate (or, in the case of the Combined Group, will operate) may result in significant legal costs and the payment of substantial compensation or fines

Shire and Baxalta engage in various marketing, promotional and educational activities pertaining to, as well as the sale of, pharmaceutical products and medical devices in a number of jurisdictions around the world. The promotion, marketing and sale of pharmaceutical products and medical devices is highly regulated and the operations of market participants, such as Shire and Baxalta, are closely supervised by regulatory authorities and law enforcement agencies, including the U.S. Department of Health and Human Services, the FDA, the U.S. Department of Justice, the SEC and the DEA. These authorities and agencies and their equivalents in countries outside the U.S. have broad authority to investigate market participants for potential violations of laws relating to the sale, marketing and promotion of pharmaceutical products and medical devices, including the False Claims Act, the Anti-Kickback Statute and the Foreign Corrupt Practices Act, among others, for alleged improper conduct, including corrupt payments to government officials, improper payments to medical professionals, off-label marketing of pharmaceutical products and medical devices, and the submission of false claims for reimbursement by the federal government. Healthcare companies may also be subject to enforcement actions or prosecution for such improper conduct. Any inquiries or investigations into the operations of, or enforcement or other regulatory action against, Shire or Baxalta (or, following Completion, the Combined Group) by such authorities could result in significant defence costs, fines, penalties and injunctive or administrative remedies, distract management to the detriment of the business, result in the exclusion of certain products, or any of Shire or Baxalta (or, following Completion, the Combined Group) from government reimbursement programmes or subject such products or any of Shire or Baxalta (or, following Completion, the Combined Group) to regulatory controls or government monitoring of their activities in the future. Shire is also subject to certain ongoing investigations by governmental agencies. For further information, see paragraph 9 of Part XIII (Additional Information).

Shire and/or Baxalta (and, following Completion, the Combined Group) may fail to obtain, maintain, enforce or defend the intellectual property rights required to conduct their businesses, which could have a material adverse effect on their revenues, financial condition or results of operations

The success of Shire and Baxalta depends (and, following Completion, the success of the Combined Group will depend) upon their ability and the ability of their partners and licensors to protect their intellectual property rights. Shire and Baxalta also depend (and, following Completion, the Combined Group will depend) on various trade secrets, unpatented know-how and technological innovations and contractual arrangements with third parties to maintain their competitive position. The failure to obtain, maintain, enforce or defend such intellectual property rights, for any reason, could allow third parties to make competing products or impact the ability of Shire and Baxalta (and, following Completion, the Combined Group) to develop, manufacture and market their own products on a commercially viable basis, or at all, which could have a material adverse effect on their revenues, financial condition or results of operations. If Shire and/or Baxalta (and, following Completion, the Combined Group) are unable to protect their patents or other proprietary rights, or if they infringe the patents or other proprietary rights of others, this may have a material adverse effect on the competitiveness and business prospects of Shire and/or Baxalta (and, following Completion, the Combined Group).

The patent rights of Shire and Baxalta and patent rights that Shire and Baxalta have licensed may not provide valid patent protection which is sufficiently broad to prevent any third party from developing, using or commercialising products that are similar or functionally equivalent to their products or technologies. These patent rights may be challenged, revoked, invalidated, infringed or circumvented by third parties. Laws relating to such rights may in future also be changed or withdrawn.

Additionally, the products, or the technologies or processes Shire and Baxalta have used (and, following Completion, the Combined Group will use) to formulate or manufacture those products, may now, or in the future, infringe the patent rights of third parties. In those circumstances, Shire and Baxalta (and, following Completion, the Combined Group) may have to pay damages, legal costs and might be prevented from marketing a product by the grant of an injunction. It is also possible that third parties will obtain patent or other proprietary rights that might be necessary or useful for the development, manufacture or sale of the Shire's and Baxalta's (and, following Completion, the Combined Group's) products. Shire and Baxalta (and, following Completion, the Combined Group) may need to obtain licences for intellectual property rights from others and may not be able to obtain these licences on commercially reasonable terms, if at all.

Shire and Baxalta also rely (and, following Completion, the Combined Group will rely) on trade secrets and other unpatented proprietary information. Shire and Baxalta generally seek (and, following Completion, the Combined Group will seek) to protect these trade secrets by confidentiality and non-disclosure agreements with their employees, consultants, advisers and partners. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorised disclosure. If other parties develop equivalent information, independently of Shire and/or Baxalta, Shire and/or Baxalta will not be able to rely on its rights in the confidential information to stop use of it by the relevant third party. In addition, if any of Shire's or Baxalta's (or, following Completion, the Combined Group's) employees, scientific consultants or partners develop inventions or processes that may be applicable to products under development, such inventions and processes will not necessarily become the property of Shire, Baxalta or the Combined Group (as the case may be) but may remain the property of those persons or their employers.

Shire and Baxalta have filed applications to register various trademarks for use in connection with its products in various countries and also, with respect to certain products, rely on the trademarks of third parties. These trademarks may not afford adequate protection, or Shire and/or Baxalta or the third parties may not have the financial resources to enforce their rights under these trademarks, which may enable others to use the trademarks and dilute their value.

Misappropriation or other loss of Shire's or Baxalta's (or, following Completion, the Combined Group's) intellectual property from any of the foregoing could have a material adverse effect on their competitive position and may cause them to incur substantial litigation costs in defending or protecting such intellectual property or pursuing action against the third parties responsible for such misappropriation.

Adverse outcomes in legal matters and other disputes, including the ability of Shire and Baxalta (and, following Completion, the Combined Group) to enforce and defend patents and other intellectual property rights required for its business, could have a material adverse effect on the their revenues, financial condition or results of operations

During the ordinary course of their business, Shire and Baxalta (and, following Completion, the Combined Group) may be involved in claims, disputes and litigation with third parties, employees, regulatory agencies, governmental authorities and other parties. The range of matters of a legal nature that might arise is extremely broad but could include, without limitation, intellectual property claims and disputes, product liability claims and disputes, regulatory litigation, contract claims and disputes, employment claims and disputes, and tax or other governmental agency audits and disputes.

Any unfavourable outcome in such matters could adversely impact the ability of Shire and/or Baxalta (and, following Completion, the Combined Group) to develop or commercialise their products, adversely affect the profitability of existing products, subject them to significant defence costs, fines, penalties, audit findings and injunctive or administrative remedies, distract management to the detriment of the business, result in the exclusion of certain products, or Shire or Baxalta (or, following Completion, the Combined Group) from government reimbursement programmes or subject Shire or Baxalta (or, following Completion, the Combined Group) to regulatory controls or government monitoring of their activities in the future. Any such outcomes could have a material adverse effect on the revenues, financial condition or results of operations of Shire and/or Baxalta (and, following Completion, of the Combined Group).

Shire and Baxalta are (and, following Completion, the Combined Group will be) subject to evolving and complex tax laws, which may result in additional liabilities that may adversely affect their financial condition or results of operations

Shire and Baxalta are (and, following Completion, the Combined Group will be) subject to evolving and complex tax laws in the jurisdictions in which they operate. Significant judgement is required in determining Shire's and Baxalta's tax liabilities, and Shire's tax returns are periodically examined by various tax authorities. Shire regularly assesses the likelihood of outcomes resulting from these examinations to determine the adequacy of its accrual for tax contingencies; however, due to the complexity of tax contingencies, the ultimate resolution of any tax matters may result in payments greater or less than amounts accrued, including in relation to the tax treatment of the break fee received in connection with AbbVie's terminated offer for Shire in the 12 months to 31 December 2014. In addition, Shire and Baxalta (and, following Completion, the Combined Group) may be affected by changes in tax laws, including tax rate changes, new tax laws, and revised tax law interpretations in certain jurisdictions in which they operate, including but not limited to, Ireland and the U.S.

Baxter may not satisfy its obligations under various transaction agreements that have been executed as part of the Spin-Off and this may have an adverse effect on the Combined Group following Completion

In connection with the Spin-Off, Baxalta and Baxter entered into the Separation and Distribution Agreement and entered into various other agreements, including a Transition Services Agreement, the Tax Matters Agreement, the Long-Term Services Agreement, the Manufacturing and Supply Agreement, the Employee Matters Agreement, the Trademark Licence Agreement, the Galaxy Licence Agreement, an international commercial operations agreement, the Shareholders' and Registration Rights Agreement with respect to Baxter's continuing ownership of Baxalta's Shares and certain other commercial agreements. Further details of these agreements are contained in paragraph 11 of Part XIII (Additional Information).

Certain of these agreements provide for the performance of services by each company for the benefit of the other for a period of time after the Spin-Off. Baxalta relies on Baxter to satisfy its performance and payment obligations under these agreements. If Baxter is unable to satisfy its obligations under these agreements, including its indemnification obligations, Baxalta (and, following Completion, the Combined Group) could incur operational difficulties or losses.

If Baxalta does not have its own systems and services in place, or if Baxalta does not have agreements with other providers of these services when the transition agreements terminate, Baxalta may experience difficulty integrating into the Combined Group following Completion. In turn, this may adversely affect the operations of Shire, the Shire Group, and/or the Combined Group. As a result, the operational effectiveness and profitability of the Combined Group may decline.

Furthermore, to the extent that Baxalta, following Completion, is able to transition to agreements such that it is no longer reliant on Baxter to provide some or all of the services referred to above, there is no guarantee that the terms and conditions of those new agreements will be as favourable as the terms and conditions of the agreements negotiated with Baxter in connection with the Spin-Off.

Baxalta may not achieve some or all of the expected benefits of the Spin-Off, and the Spin-Off may adversely affect Baxalta's and, following Completion, the Combined Group's business

Baxalta may not be able to achieve the full strategic and financial benefits expected to result from the Spin-Off, or such benefits may be delayed or not occur at all. The Spin-Off was expected to provide the following benefits, among others:

•
greater management focus on the distinct business of biopharmaceuticals;

•
the ability to commercialise new and existing product offerings more effectively on a global basis;

•
the ability to encourage innovation and allocate necessary resources to areas presenting the highest growth potential; and

•
the flexibility to pursue aligned growth and investment strategies resulting in revenue acceleration, improved profitability and enhanced returns.

Baxalta may not achieve these and other anticipated benefits for a variety of reasons, including, among others:

•
following the Spin-Off, Baxalta may be more susceptible to market fluctuations and other adverse events than if it were still a part of Baxter;

•
following the Spin-Off, Baxalta's business is less diversified than Baxter's business prior to the separation; and

•
the other actions required to separate Baxter's and Baxalta's respective businesses could disrupt Baxalta's operations.

If Baxalta fails to achieve some or all of the benefits expected to result from the Spin-Off, or if such benefits are delayed, the business, financial condition, and results of operations of Baxalta and, following Completion, the Combined Group could be adversely affected.

Potential indemnification liabilities under the Separation and Distribution Agreement could materially adversely affect Baxalta and, following Completion, the Combined Group's business, financial condition and results of operations

The Separation and Distribution Agreement provides for, among other things, provisions governing the relationship between Baxter and Baxalta with respect to, and resulting from, the Spin-Off.

The Separation and Distribution Agreement provides for indemnification obligations designed to make Baxalta financially responsible for many liabilities that may exist relating to its business activities, whether incurred prior to or after the Spin-Off, including any pending or future litigation. These indemnification liabilities are intended to ensure that, as between Baxter and Baxalta, Baxalta is responsible for all liabilities assumed by it in connection with the Spin-Off, and that any liability incurred by Baxter (including its directors, officers, employees and agents) related to Baxalta's failure to satisfy such obligations or otherwise in respect of Baxalta's operation of its business or any breach by Baxalta of the Separation and Distribution Agreement or any ancillary agreement is paid by Baxalta, provided that such indemnification obligations do not extend to individuals who were or become directors, officers, employees or agents of Baxalta if such persons would not have been eligible for indemnification under Baxter's organisational documents for the underlying matter or if the Baxter directors' and officers' insurance policy would not have covered such persons in connection with the applicable matter. Baxalta's indemnification liabilities are subject to certain limitations under certain ancillary agreements that require Baxalta to act as a service provider for the benefit of Baxter (with Baxter having similar limitations with respect to corresponding services provided to Baxalta) following the Spin-Off, but its other indemnification obligations pursuant to the Separation and Distribution Agreement and under other ancillary agreements are not generally subject to such limitations. If Baxalta is required to indemnify Baxter under the circumstances set out in the Separation and Distribution Agreement, Baxalta and, following Completion, the Combined Group may be subject to substantial liabilities which could materially adversely affect Baxalta and, following Completion, the Combined Group's business, financial condition and results of operations.

As a result of the Spin-Off, Baxalta must build its own information technology infrastructure and transition its data to its own systems. Baxalta and, following Completion, the Combined Group could incur substantial additional costs and experience temporary business interruptions in connection with any such transition

Since the Spin-Off, Baxalta has begun installing and implementing information technology infrastructure to support its critical business functions, including accounting and reporting, manufacturing process control, quality and compliance systems, customer service, inventory control and distribution.

Baxalta and, following Completion, the Combined Group may incur temporary interruptions in business operations if it cannot transition effectively from Baxter's existing transactional and operational systems, data centres and the transition services that support these functions as Baxalta replaces these systems.

Baxalta may not be successful in implementing its new systems and transitioning its data, and it may incur substantially higher costs for implementation than currently anticipated. Baxalta's failure to avoid operational interruptions as it implements the new systems and replaces Baxter's information technology services, or its failure to implement the new systems and replace Baxter's services successfully, could disrupt its and, following Completion, the Combined Group's business and have an adverse effect on its and, following Completion, the Combine Group's profitability. In addition, if Baxalta is unable to replicate or transition certain systems, its and, following Completion, the Combined Group's ability to comply with regulatory requirements could be impaired.

PART D: RISKS RELATED TO THE BUSINESS OF SHIRE

Product sales from ADDERALL XR and INTUNIV are subject to generic competition

During 2012, the FDA clarified the regulatory pathway required for approval of generic versions of ADDERALL XR.

Consequently, in June 2012 and February 2013, Actavis and Teva, respectively, received approval to launch their own generic versions of ADDERALL XR. Shire currently sells authorised generic versions of

ADDERALL XR to Teva and also continues to sell the branded version of ADDERALL XR. Actavis makes and markets its own generic versions of ADDERALL XR.

In 2013, Shire settled a number of patent lawsuits in the U.S. against certain companies that had filed for approval of their generic versions of INTUNIV. Under the terms of the settlements, Actavis was granted a licence to make and market Actavis' generic versions of INTUNIV in the U.S. on 1 December 2014. All other parties with whom Shire has settled will be able to enter the market with their respective ANDA-approved products after Actavis' 180-day exclusivity period has expired.

Product sales from INTUNIV have declined as a result of the December 2014 launch of Actavis' generic versions of INTUNIV and have declined further following the launches of generic versions of INTUNIV by other companies after Actavis' 180-day exclusivity period expired in 2015.

Factors which could cause further or more rapid decline in ADDERALL XR and INTUNIV product sales include:

•
generic or authorised generic versions of these products capturing more of Shire's branded market share than expected;

•
the FDA approving additional ANDAs for generic versions of these products which, if launched, further reduce branded market share or impact the amount of Shire's authorised generic product sales;

•
the production of branded ADDERALL XR being disrupted by difficulties in obtaining a sufficient supply of amphetamine salts including, but not limited to, an inability to obtain sufficient quota from the DEA;

•
changes in reimbursement policies of third party payers; or

•
changes to the level of sales deductions for branded ADDERALL XR or branded INTUNIV for private or public payers.

Failure to achieve Shire's strategic objectives with respect to the acquisition of NPS Pharma or Dyax may adversely affect Shire's (and, following Completion, the Combined Group's) financial condition and results of operations

On 21 February 2015, Shire completed the acquisition of NPS Pharma for a total cash consideration of approximately $5.2 billion. On 22 January 2016, Shire completed the acquisition of Dyax for a total cash consideration of approximately $5.9 billion.

The NPS Pharma and Dyax acquisitions entail various risks, which, if they materialise, may adversely impact Shire's revenues, financial condition or results of operations. These risks include but are not limited to:

•
failure to achieve the targeted growth and expected benefits of the acquisition if sales of NPS Pharma products, including GATTEX/REVESTIVE, or of Dyax products, including KALBITOR and DX-2930 (if approved), are lower than anticipated;

•
failure to successfully commercialise NPS Pharma's compound NATPARA/NATPAR, or Dyax's compound DX-2930, in the U.S. or to obtain regulatory approval in the EU;

•
difficulties in integrating NPS Pharma and/or Dyax into Shire may lead to the combined company not being able to realise the expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits in the time frame anticipated, or at all;

•
undiscovered or unanticipated risks and liabilities, including legal and compliance-related liabilities, may emerge after closing the acquisition or may be higher than anticipated;

•
Shire being unable to retain key NPS Pharma and/or Dyax personnel;

•
Shire being unable to retain the existing customers, suppliers and other business partners of NPS Pharma and/or Dyax or attract new customers; and

•
the business of NPS Pharma and/or Dyax being otherwise disrupted by the acquisition, including increased costs and diversion of management time and resources.

Any failure to achieve Shire's strategic objectives with respect to the NPS Pharma or Dyax acquisitions could result in slower growth, higher than expected costs, the recording of asset impairment charges and other actions which could adversely affect Shire's (and, following Completion, the Combined Group's) business, financial condition and results of operations.

PART E: RISKS RELATING TO SHIRE SECURITIES

The price of Shire Securities is subject to volatility

The share prices of publicly traded companies can be highly volatile. The market price of Shire Securities could be subject to significant fluctuations due to a change in sentiment in the market regarding Shire Securities (or securities similar to them), including, in particular, in response to various facts and events, including any regulatory changes affecting Shire's operations, variations in Shire's operating results and/or business developments of Shire and/or its competitors, the operating and share price performance of other companies in the industries and markets in which Shire operates, large sales or purchases of shares, the publication of research analysts' reports regarding Shire, its competitors or the sectors in which Shire operates generally, and general economic conditions unrelated to Shire's actual performance or conditions in its key markets. Stock markets have in the past, and particularly in recent times, experienced significant price and volume fluctuations which have affected market prices of publicly traded companies' securities.

Furthermore, Shire's operating results and prospects from time to time may be below the expectations of market analysts and investors. Any of these events could result in a decline in the market price of Shire Shares and Shire ADSs. In addition, there is also no guarantee that Shire Shares will remain listed on the London Stock Exchange and Shire ADSs will remain listed on the NASDAQ, and failure to maintain Shire's listings on these exchanges could adversely affect the liquidity of the market for (and the value of) Shire Shares and Shire ADSs.

The Merger will not Complete until the Conditions have been satisfied (or, where relevant, waived). Accordingly, a period of time, which may be significant, will pass between the signing of the Merger Agreement and the date of Completion. The price of Shire Securities at Completion may be different from the price of Shire Securities at the date of the Merger Agreement and/or the date of this Prospectus.

The trading price of Shire Securities may be affected by factors different from those affecting the price of Baxalta Shares

Following Completion of the Merger, Baxalta Shareholders will become holders of Shire Securities. Shire's business differs from that of Baxalta, and Shire's results of operations, as well as the trading price of Shire Securities, may be affected by factors different from those affecting Baxalta's results of operations and the price of Baxalta Shares.

Future share issues by Shire and/or sales by Shire Shareholders and Shire ADS Holders could lower the market price of Shire Securities and adversely affect Shire's ability to raise capital in the future. Further share issues could also dilute the interests of Shire Shareholders and Shire ADS Holders

The issue of additional shares by Shire or the sale or transfer of Shire Shares or the possibility of such issue or sale may cause the market price of Shire Securities to fluctuate or decline or be lower than might otherwise be the case or result in the dilution of the interests of Shire Shareholders and Shire ADS Holders. Future sales, or perceived future sales, of substantial numbers of Shire Securities could materially and adversely affect Shire's ability to raise capital in the future at a time and price favourable to Shire.

The market price of Shire Securities may decline as a result of the Merger

The market price of Shire Securities may decline as a result of the Merger if, among other reasons:

•
Completion is delayed or does not occur on the terms and subject to the conditions envisaged in the Merger Agreement;

•
the integration of Baxalta's business is delayed or unsuccessful;

•
Shire does not achieve the expected benefits of the Merger as rapidly or to the extent it anticipates or to the extent anticipated by analysts and/or investors;

•
the effect of the Merger on the Shire Group's financial results is not consistent with Shire expectations or the expectations of analysts and/or investors; or

•
Shire Shareholders or Shire ADS Holders (including holders of New Shire Securities) sell a significant number of Shire Shares or Shire ADSs after Completion.

Upon Completion, Shire expects that it will issue approximately 303,734,581 New Shire Shares, which will result in significant dilution of existing Shire Shares. In addition, the Consideration represents a premium of approximately 37.5 per cent. to the unaffected share price of Baxalta Shares on 3 August 2015, the day prior to the public announcement of Shire's initial offer for Baxalta, based on Shire ADS closing price on 8 January 2016, which increases the possibility of merger arbitrage activity. This risk of dilution coupled with the possibility of merger arbitrage activity could result in downward pressure on the Shire Securities and encourage third parties to engage in short sales of Shire Securities. Accordingly, by increasing the number of shares offered for sale, material amounts of short selling and other merger arbitrage activity could further contribute to depressing the market price of Shire Securities.

In addition, these factors could also make it more difficult for the Combined Group to raise funds through future offerings of Shire Securities. The issuance of Shire Securities and the sale of additional Shire Securities that may become eligible for sale in the public market from time to time upon exercise of options or the vesting of restricted securities could depress the market price of Shire Securities. Moreover, the increase in the number of Shire Securities, or an increase in the number of Shire Securities outstanding following a future issuance, sale or transfer of Shire Securities by Shire or the possibility of such an issue, sale or transfer may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Shire Securities.

Exchange rate fluctuations may adversely affect the foreign currency value of Shire Shares and any dividends

Shire Shares are quoted in pounds sterling on the London Stock Exchange and Shire ADSs are quoted in U.S. dollars on the NASDAQ. Dividends in respect of Shire Shares, if any, will be declared in U.S. dollars. Shire's financial statements are prepared in U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and pounds sterling will affect, among other matters, the pounds sterling value of Shire Shares and of any dividends.

Shire and certain of its operating subsidiaries and associates may be subject to restrictions on their ability to pay dividends

Shire's results of operations and financial condition are entirely dependent on the financial performance of members and associates of the Shire Group other than Shire. While the Jersey Companies Law permits Shire to fund a distribution from any source other than capital redemption reserve or nominal capital, Shire's ability to pay dividends will depend on, among other things, the level of distributions, if any, received from the Shire Group's and, following Completion, the Combined Group's operating subsidiaries and interests. Certain of the Shire Group's and, following Completion, the Combined Group's, operating subsidiaries may, from time to time, be subject to restrictions on their ability to make distributions to Shire or return cash to it by other means, and there can be no assurance that such restrictions will not have a material adverse effect on the market price of Shire Securities.

The rights afforded to Shire Shareholders and Shire ADS Holders are governed by Jersey law. Not all rights available to shareholders under English law or U.S. law will be available to Shire Shareholders and Shire ADS Holders

The rights afforded to Shire Shareholders and Shire ADS Holders are, and will continue to be, governed by Jersey law and by the Articles of Association. These rights differ in certain respects from the rights of shareholders in typical English companies and U.S. corporations. In particular, Jersey law significantly limits the circumstances under which shareholders of companies may bring derivative actions and, in most cases, only the corporation may be the proper claimant or plaintiff for the purposes of maintaining proceedings in respect of any wrongful act committed against it. Neither an individual nor any group of shareholders has any right of action in such circumstances. In addition, Jersey law does not afford appraisal rights to dissenting shareholders in the form typically available to shareholders of a U.S. corporation.

Only registered holders of Shire Shares are afforded the rights of shareholders under Jersey law and the Articles of Association. Because the depository's nominee will be the registered owner of the Shire Shares, Shire ADS Holders must rely on the nominee to exercise the rights of a shareholder on their behalf.

Holders of Shire Securities in the U.S. may not be able to enforce civil liabilities

A number of the Shire Directors and executive officers are not residents of the U.S., and all or a substantial portion of the assets of such persons are located outside the U.S. As a result, it may not be possible for investors to effect service of process within the U.S. upon such persons or to enforce against them judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the U.S.

There is also a doubt as to the enforceability in England and Wales and Jersey, whether by original actions or by seeking to enforce judgments of U.S. courts, of claims based on the federal securities laws of the U.S. In addition, punitive damages in actions brought in the U.S. or elsewhere may be unenforceable in England and Wales and Jersey.

The trading price of Shire's Securities may be adversely affected by reports of third party analysts

The trading market for Shire Securities depends in part on the research and reports that third party securities analysts publish about Shire and its industry. In connection with the Merger, one or more of these analysts could downgrade the Shire Securities or issue other negative commentary about Shire, the Combined Group or the industry, which could cause the trading price of Shire Securities to decline.

PRESENTATION OF INFORMATION

General

Investors should only rely on the information contained in this document. No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been so authorised by Shire, the Shire Directors, the Proposed Directors, or the Joint Sponsors. No representation or warranty, express or implied, is made by the Joint Sponsors as to the accuracy or completeness of such information, and nothing contained in this document is, or shall be relied upon as, a promise or representation by the Joint Sponsors as to the past, present or future. Without prejudice to any legal or regulatory obligation on Shire to publish a supplementary prospectus pursuant to section 87G of FSMA and Prospectus Rule 3.4, neither the delivery of this document nor Admission shall, under any circumstances, create any implication that there has been no change in the business or affairs of the Shire Group or the Baxalta Group taken as a whole since the date of this document or that the information in it is correct as of any time after the date of this document.

Shire will update the information provided in this document by means of a supplementary prospectus if a significant new factor, material mistake or inaccuracy arises or is noted relating to the information included in this document. Any supplementary prospectus will be subject to approval by the FCA and will be made public in accordance with the Prospectus Rules.

Shire will comply with its obligation to publish supplementary prospectuses containing further updated information required by law or by any regulatory authority but assumes no further obligation to publish additional information.

The contents of this document are not to be construed as legal, financial or tax advice. Each prospective investor should consult a legal adviser, an independent financial adviser duly authorised under FSMA or a tax adviser for legal, financial or tax advice in relation to any investment in or holding of Shire Securities. Each prospective investor should consult with such advisers as needed to make its investment decision and to determine whether it is legally permitted to hold shares under applicable legal investment or similar laws or regulations. Investors should be aware that they may be required to bear the financial risks of this investment for an indefinite period of time.

Investing in and holding the Shire Securities involves financial risk. Prior to investing in Shire Securities, investors should carefully consider all of the information contained in this document, paying particular attention to the section entitled "Risk Factors" on pages 34 to 54 of this document. Investors should consider carefully whether an investment in the Shire Shares or Shire ADSs is suitable for them in light of the information contained in this document and their personal circumstances.

The Joint Sponsors and their affiliates may have engaged in transactions with, and provided various investment banking, financial advisory and other services to, Shire for which they would have received customary fees. The Joint Sponsors and their affiliates may provide such services to Shire and any of their affiliates in the future.

Presentation of Shire financial information

The historical consolidated financial information relating to the Shire Group included in Part VII (Historical Consolidated Financial Information relating to the Shire Group) of this document, including that which is incorporated by reference into this document has been prepared in accordance with U.S. GAAP. The significant accounting policies are set out on pages 116 to 123 of the Shire Annual Report 2015.

Presentation of Baxalta financial information

The historical consolidated financial information relating to the Baxalta Group for the three years ended 31 December 2015 has been prepared in accordance with U.S. GAAP and is included in Part VIII (Historical Consolidated and Combined Financial Information relating to the Baxalta Group) of this document. The significant accounting policies are set out on pages 285 to 289 of Part VIII (Historical Consolidated and Combined Financial Information relating to the Baxalta Group) of this document.

Combined Group financial information

Following Completion of the Merger, Baxalta will be a subsidiary of Shire, and the accounting policies applied by Baxalta will be the same as those applied by Shire. In addition, for the purposes of financial information prepared for the Combined Group, Baxalta will be a consolidated subsidiary of Shire under U.S. GAAP.

Non-GAAP financial measures

This document contains some financial measures which are not within the scope of U.S. GAAP, and which are used by Shire and Baxalta, respectively, to assess the financial performance of their businesses. These measures include, among others, Non-GAAP EBITDA for Shire and adjusted EBITDA and change in net sales at constant currency rates for Baxalta and are included because Shire and Baxalta believe that they are important supplemental measures of operating performance. These are not measures of operating performance derived from U.S. GAAP, and should not be considered as substitutes for Shire's or Baxalta's financial results based on U.S. GAAP, as the case may be. In addition, these measures are not intended to be an indication of either Shire's or Baxalta's ability to fund its or, following the Merger, the Combined Group's, cash requirements. Consideration should be given to the types of events and transactions that are excluded from the calculation of Non-GAAP EBITDA and adjusted EBITDA and change in net sales at constant currency rates. These Non-GAAP measures are not uniformly defined by all companies, and therefore comparability may be limited.

Non-GAAP financial measures are used by Shire and Baxalta to make operating decisions because they facilitate internal comparisons of their respective performance to historical results and to competitors' results.

The Board of Shire believes that the Non-GAAP measures used provide investors with a means of evaluating, and an understanding of how the Company evaluates, the business's performance and results on a comparable basis that is not otherwise apparent on a GAAP basis, since many non-recurring, infrequent or non-cash items that the Board of Shire believes not to be indicative of the core performance of the business may not be excluded when preparing financial measures under GAAP.

These Non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with U.S. GAAP.

Shire Group

Shire's established Non-GAAP policy results in the exclusion of the following items, including their tax-related effect, from the calculation of Non-GAAP earnings:

  Amortisation and asset impairments

  Intangible asset amortisation and impairment charges

  Other-than-temporary impairment of investments

  Acquisitions and integration activities

  Upfront payments and milestones in respect of in-licensed and acquired products

  Costs associated with acquisitions, including transaction costs, fair value adjustments and contingent consideration and acquired inventory

  Costs associated with the integration of companies

  Non-controlling interests in consolidated variable interest entities

  Divestments, reorganisations and discontinued operations

  Gains and losses on the sale of non-core assets

  Costs associated with restructuring and reorganisation activities

  Termination costs

  Income/(losses) from discontinued operations

  Legal and litigation costs

  Net legal costs related to the settlement of litigation, government investigations and other disputes (excluding internal legal team costs)

  Other

  Net income tax credit (being income tax, interest and estimated penalties) related to the settlement of certain tax positions with the Canadian revenue authorities

  Costs associated with AbbVie's terminated offer for Shire, including costs of employee retention awards

  Break fee received in relation to AbbVie's terminated offer for Shire

Baxalta Group

Baxalta's Non-GAAP financial measures exclude certain special items, including intangible asset amortisation and upfront and milestone payments related to collaborative arrangements expensed as research and development. Special items are generally excluded because they are variable, difficult to predict and of a size that may substantially impact Baxalta's reported operations for a period.

Shire understands that the management of Baxalta believes that Non-GAAP earnings measures, when used in conjunction with the results presented in accordance with GAAP, can provide for additional insights and analysis of a company's overall position and future prospects.

The following items and their tax-related effects are generally excluded from the calculation of Baxalta's Non-GAAP earnings measures:

  Gross Margin

  Intangible asset amortisation expense

  Separation costs

  Business optimisation items

  Selling, General and Administrative Expenses

  Business optimisation items

  Separation costs

  Business development items

  Research and Development Expenses

  Business optimisation items

  Upfront and milestone payments to collaboration partners

  Separation costs

  Impairment charge and adjustments

  Other (Income) Expense, Net

  Other-than-temporary impairments

  Business development items, including changes in fair value of contingent payment liabilities

In addition to the above items, Baxalta may have additional, significant one-time items, such as the impact of the devaluation of the Argentine Peso in December 2015, which it may exclude from its Non-GAAP earnings measures in any given period. These items would be incorporated into any required reconciliation from Non-GAAP to GAAP measures.

When presenting net sales figures, Baxalta displays both a GAAP percentage change determined at actual currency rates and a Non-GAAP percentage change determined at constant currency rates. This measure provides information on the change in net sales assuming that foreign currency exchange rates had not changed between the prior and the current period, and is calculated by comparing current year net sales restated using prior year weighted average foreign exchange rates (constant currency rates) to prior year net sales. Baxalta believes that the non-GAAP measure of change in net sales at constant currency rates provides additional insight into Baxalta's operations and can facilitate an additional analysis of Baxalta's results of operations, particularly in evaluating performance from one period to another.

This is in order to provide the reader with a helpful comparison, using comparative local currency sales at the prior year's foreign exchange rates. By removing the variable of currency fluctuations, the comparative Non-GAAP figure aids analysis of Baxalta's performance from one period to another.

EBITDA

EBITDA represents earnings before interest, tax, depreciation and amortisation.4

Constant Exchange Rate

Shire's management analyses product sales and revenue growth for certain products sold in markets outside of the U.S. on a constant exchange rate ("CER") basis, so that product sales and revenue growth can be considered excluding movements in foreign exchange rates. For example, for the 12 months ending 31 December 2015, product sales and revenue growth on a CER basis is a Non-GAAP financial measure ("Non-GAAP CER"), computed by comparing 2015 product sales and revenues restated using 2014 average foreign exchange rates to 2014 actual product sales and revenues. This Non-GAAP financial measure is used by Shire's management, and is considered to provide useful information to investors about the Company's results of operations, because it facilitates an evaluation of the Company's year-on-year performance on a comparable basis. Average exchange rates for the year to 31 December 2015 were $1.53:£1.00 and $1.11:€1.00 (2014: $1.65:£1.00 and $1.33:€1.00).

Pro forma financial information

In this Prospectus, any reference to 'pro forma' financial information is to information which has been extracted without material adjustment from the unaudited pro forma financial information contained in Part IX (Unaudited Pro Forma Financial Information of the Combined Group) of this document.

The unaudited pro forma financial information is for illustrative purposes only. Because of its nature, the pro forma financial information addresses a hypothetical situation and, therefore, does not represent the actual financial position of Shire, Baxalta or the Combined Group.

Future results of operations may differ materially from those presented in the pro forma information due to various factors.

Rounding

Percentages and certain amounts included in this document have been rounded for ease of presentation. Accordingly, figures shown as totals in certain tables may not be the precise sum of the figures that precede them.

Currencies

Unless otherwise indicated in this document, all references to "pound sterling", "£" or "pence" are to the lawful currency of the UK, and all references to "dollar", "$" or "cents" are to the lawful currency of the United States.

Unless otherwise indicated, the financial information contained in this document has been expressed in dollars. The Shire Group presents its financial statements in dollars.

Forward-looking statements

Certain statements contained in this document, including those in the sections headed "Summary", "Risk Factors", "Information on the Merger", "Information on Shire", "Information on Baxalta", "Operating and Financial Review of Shire", and "Operating and Financial Review of Baxalta" constitute "forward-looking statements". All statements other than statements of historical facts included in this document may be forward-looking statements. Without limitation, any statements preceded or followed by or that include the words "targets", "plans", "believes", "expects", "aims", "intends", "will", "may", "anticipates", "estimates", "projects" or words or terms of similar substance or the negative thereof, are forward-looking statements. Forward-looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of Shire's or Baxalta's operations and potential

4
Baxalta's measure of adjusted EBITDA also excludes other (income) expenses, net.

synergies resulting from the Merger; and (iii) the effects of government regulation on Shire's or Baxalta's business.

Such forward-looking statements involve risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results, performance or achievements to differ materially from those projected or implied in any forward-looking statements. The important factors that could cause Shire's or Baxalta's actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, economic and business cycles, the terms and conditions of Shire's or Baxalta's financing arrangements, foreign currency rate fluctuations, competition in Shire's or Baxalta's principal markets, acquisitions or disposals of businesses or assets and trends in Shire's and/or Baxalta's principal industries. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Each of Shire and Baxalta and each of their respective members, directors, officers, employees, advisers and any other persons acting on their behalf disclaims any obligation to update any forward-looking or other statements contained herein, except as required by applicable law.

The statements above relating to forward-looking statements should not be construed as a qualification on the opinion of Shire as to working capital set out in paragraph 15 of Part XIII (Additional Information) of this document.

Prospective investors are advised to read, in particular, the following parts of this document for a more complete discussion of the factors that could affect the Shire Group's or the Combined Group's future performance and the industry in which the Shire Group or the Combined Group operates: the section entitled "Risk Factors" on pages 34 to 54 of this document, Part II (Information on Shire), Part III (Information on Baxalta), Part IV (Operating and Financial Review of Shire), Part V (Operating and Financial Review of Baxalta), Part VII (Historical Consolidated Financial Information relating to the Shire Group), Part VIII (Historical Consolidated and Combined Financial Information relating to the Baxalta Group) and Part IX (Unaudited Pro Forma Financial Information of the Combined Group) of this document. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements in this document may not occur.

The forward-looking statements contained in this document speak only as of the date of this document. Shire, the Directors and the Joint Sponsors expressly disclaim any obligations or undertaking to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so by applicable law or regulation, the Prospectus Rules, the Listing Rules or the Disclosure and Transparency Rules.

No profit forecasts or estimates

Unless otherwise stated, no statement in this document is intended as a profit forecast or estimate for any period and no statement in this document should be interpreted to mean that earnings or EPS for Shire or Baxalta, as appropriate, for the current or future financial years would necessarily match or exceed the historical published earnings or EPS for Shire or Baxalta, as appropriate.

Incorporation by reference

Certain information in relation to the Shire Group is incorporated by reference in this document, as set out in paragraph 25 of Part XIII (Additional Information).

No incorporation of website information

The contents of Shire's and Baxalta's websites or any hyperlinks accessible from those websites do not form part of this document and investors should not rely on them.

Defined terms

Certain terms used in this document are defined and certain technical and other terms used in this document are set out in Part XIV (Definitions) of this document.

All times referred to in this document are, unless otherwise stated, references to London time.

All references to legislation in this document are to the legislation of England and Wales unless the contrary is indicated. Any reference to any provision of any legislation or regulation shall include any amendment, modification, re-enactment or extension thereof.

Words importing the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine or neutral gender.

U.S. considerations

Shire is incorporated under the laws of Jersey. While certain of the Shire Directors reside (or partially reside) in the U.S., service of process upon Flemming Ornskov, David Kappler, Dominic Blakemore, Olivier Bohuon, William Burns and Anne Minto, all of whom reside entirely outside of the United States, may be difficult to obtain within the U.S. Furthermore, since a significant proportion of directly owned assets of the Company are outside the U.S., any judgment obtained in the United States against it may not be collectible within the U.S. There is doubt as to the enforceability of certain civil liabilities under U.S. federal securities laws in original actions in English courts, and, subject to certain exceptions and time limitations, English courts will treat a final and conclusive judgment of a U.S. court for a liquidated amount as a debt enforceable by fresh proceedings in the English courts.

MERGER STATISTICS

Number of existing Shire Shares[5]	593,238,215
Number of New Shire Shares to be issued pursuant to the Merger	303,734,581
Number of Shire Shares in issue immediately following Admission	896,972,796
New Shire Shares as a percentage of the enlarged issued share capital	34 per cent.
ISIN	JE00B2QKY057
SEDOL	B2QKY05

5
Number of Shire Shares as at the Last Practicable Date (excludes 7,971,461 ordinary shares held in treasury)

 EXPECTED TIMETABLE OF PRINCIPAL EVENTS

The dates and times given in the table below in connection with the Merger are indicative only and are based on Shire's current expectations and may be subject to change.

If any of the times and/or dates below change, the revised times and/or dates will be notified by Shire to Shire Shareholders by announcement through a Regulatory Information Service.

All times shown in this document are London times unless otherwise stated.

Event	Date
Announcement of the Merger	11 January 2016
Publication of this Prospectus	18 April 2016
Publication of the Circular	18 April 2016
Shire 2016 AGM	28 April 2016
Last time and date for receipt of Shire General Meeting Form of Proxy	25 May 2016
Shire General Meeting to approve the Merger and authorise the issue and allotment of the New Shire Shares	27 May 2016
Baxalta General Meeting to approve the Merger	on or about 27 May 2016
Expected effective time of the Merger	on or prior to 3 June 2016
New Shire Shares issued and crediting of New Shire Shares in uncertificated form to CREST accounts	on or about 3 June 2016
Expected date of Admission and commencement of dealings in New Shire Shares on the London Stock Exchange	on or about 3 June 2016
Expected date of Admission and commencement of dealings in New Shire ADSs on the NASDAQ	on or about 3 June 2016
Expected date of despatch of definitive share certificates for New Shire Shares in certificated form resulting from the Merger	No later than 17 June 2016

 DIRECTORS, COMPANY SECRETARY,
REGISTERED OFFICE AND ADVISERS

Directors

Susan Kilsby (Chairman)
Flemming Ornskov (Chief Executive Officer)
Jeffrey Poulton (Chief Financial Officer)
David Kappler[6] (Senior Independent Director and Deputy Chairman)
Dominic Blakemore (Non-Executive Director)
Olivier Bohuon (Non-Executive Director)
William Burns (Non-Executive Director)
Steven Gillis (Non-Executive Director)
David Ginsburg (Non-Executive Director)
Sara Mathew (Non-Executive Director)
Anne Minto (Non-Executive Director)
all of whose business address is at 5 Riverwalk, Citywest Business Campus, Dublin 24, Republic of Ireland
Company Secretary	Bill Mordan
Head Office	5 Riverwalk, Citywest Business Campus, Dublin 24, Republic of Ireland
Registered Office	22 Grenville Street, St Helier, JE4 8PX, Jersey
Lead Financial Adviser and Joint Sponsor	Evercore Partners International LLP, 15 Stanhope Gate, London W1K 1LN
Financial Adviser and Joint Sponsor	Morgan Stanley & Co. International plc, 25 Cabot Square, Canary Wharf, London E14 4QA
Legal Advisers to the Company as to English law	Slaughter and May, One Bunhill Row, London EC1Y 8YY
Legal Advisers to the Company as to Jersey law	Mourant Ozannes, 22 Grenville Street, St Helier, JE4 8PX, Jersey
Legal Advisers to the Company as to U.S. law	Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, MA 02199-3600, USA
Legal Advisers to the Joint Sponsors	Freshfields Bruckhaus Deringer LLP, 65 Fleet Street, London EC4Y 1HT
Auditors and Reporting Accountant to Shire	Deloitte LLP, 2 New Street Square, London EC4A 3BZ
Reporting Accountants to Shire	PricewaterhouseCoopers LLP, 1 Embankment Place, London WC2N 6RH
Registrars	Equiniti (Jersey) Limited, Aspect House, Spencer Road, Lancing BN99 6DA

6
Appointment expires on 28 April 2016

PART I

INFORMATION ON THE MERGER

1.     Introduction

On 11 January 2016, Shire and Baxalta announced the terms of a proposed combination pursuant to which, if consummated, each outstanding share of Baxalta's common stock (other than Baxalta shares held by Baxalta as treasury stock, owned by Shire or any of its subsidiaries, or as to which dissenters' rights have been properly exercised) will be converted into the right to receive a combination of cash and the New Shire Shares.

It is intended that the combination with Baxalta will be implemented by way of a statutory merger. Shire and Baxalta have entered into the Merger Agreement, pursuant to which Shire, subject to the approval of the transaction by Baxalta Shareholders, shall procure the merger of the Shire Merger Sub with and into Baxalta at which time each share of the issued common stock of Baxalta will be cancelled and exchanged for a combination of $18.00 cash and 0.4446 New Shire Shares (the "Merger"). Baxalta Shareholders will, unless they elect otherwise, receive their entire allocation of New Shire Shares in the form of New Shire ADSs, which will be issued on the basis of underlying New Shire Shares. In the event that the Merger Agreement is terminated prior to Completion, in certain circumstances (detailed at paragraph 4 below), Shire may be required to disburse a termination fee of $369 million. In certain circumstances (also detailed at paragraph 4 below), Baxalta may be required to disburse a termination fee of $369 million.

Owing to its size, the Merger constitutes a class 1 transaction for the purposes of the Listing Rules, and therefore requires the approval of the Shire Shareholders. Accordingly, the Shire General Meeting will be convened on 27 May 2016 or such other date as is announced by the Company. Shire Shareholders will be asked to, among other things, approve the Merger and the allotment of the New Shire Shares in connection with the Merger.

The Directors consider the Merger and the Resolutions to be in the best interests of Shire and the Shire Shareholders as a whole, and unanimously recommend that Shire Shareholders vote in favour of the Resolutions.

Baxalta is not subject to the Listing Rules. However, pursuant to the terms of the Merger Agreement, the Merger is also conditional upon prior receipt of Baxalta Shareholder approval.

The Merger is subject to the Conditions (further described at paragraph 14 below), which include the shareholder approvals referred to above.

2.     Terms of the Merger

Pursuant to the Merger, which will be subject to the Conditions and the other terms contained in the Merger Agreement (details of which are set out in this Part I (Information on the Merger)), the Baxalta Shareholders will receive a combination of:

  $18.00 in cash and 0.4446 New Shire7 Shares for each Baxalta Share

  (the "Per Share Consideration" and, in aggregate, the "Consideration")

Based on the closing prices of Shire ADSs and Baxalta Shares as at 8 January 2016, being the last Business Day prior to the Announcement of the Merger, the Merger implies a total value of each Baxalta Share of $45.57, representing an aggregate consideration of approximately $32 billion. The exchange ratio was based on Shire's 30-day trading volume-weighted average ADS price of $199.03 as of 8 January 2016, which implies a total value of $47.50 per Baxalta Share.

Such value of $45.57 for each Baxalta Share represents a premium of approximately:

•
13.9 per cent. to the closing price of $40.01 per Baxalta Share on 8 January 2016, being the last Business Day prior to the Announcement by Shire of the Merger;

•
37.5 per cent. to the closing price of $33.15 per Baxalta Share on 3 August 2015, being the last Business Day prior to Shire's initial approach for Baxalta being made public; and

7
Baxalta Shareholders will, unless they properly elect otherwise, receive their entire allocation of New Shire Shares in the form of New Shire ADSs, which will be issued on the basis of underlying New Shire Shares. Baxalta Shareholders will receive 0.1482 Shire ADSs for each Baxalta Share.

•
44.7 per cent. to the closing price of $31.50 per Baxalta Share on 1 July 2015, being the date of the separation of Baxalta from Baxter.

Baxalta Shareholders will, unless they properly elect otherwise, receive their entire allocation of New Shire Shares in the form of Shire ADSs (each evidenced by an ADR issued by Shire's Depository Bank). As with all ADSs issued by Shire, each New Shire ADS will be issued on the basis of three underlying New Shire Shares.

The cash component of the consideration described above is being financed through a combination of Shire existing cash resources and additional debt financing. For further details of the debt financing arrangements, please see paragraph 12 of Part XIII (Additional Information).

On Completion, pursuant to the terms and subject to the conditions of the Merger Agreement, Shire intends to cause Baxalta to merge with Shire Merger Sub, after which Baxalta would be a direct, or indirect, wholly-owned subsidiary of Shire.

Furthermore, following Completion and assuming that 303,734,581 New Shire Shares are issued in connection with the Merger, the Baxalta Shareholders will, together, own approximately 34 per cent. of the ordinary share capital of the Combined Group.

3.     Election to take out Shire Shares from the Shire ADS Facility

Shire maintains an existing ADS facility in the United States. Shire ADSs issued thereunder will be registered with the SEC, and Shire intends to apply for the New Shire ADSs to be listed on the NASDAQ. Baxalta Shareholders will, unless they elect otherwise, receive their entire allocation of New Shire Shares in the form of Shire ADSs under the terms of the Merger. The New Shire ADSs will be issued under the Shire ADS Facility, operated by the Depository Bank, in the ratio of three Shire Shares per ADS and receipt of each such ADS shall be evidenced by an American Depository Receipt ("ADR"). Unless they elect otherwise, Baxalta Shareholders will receive their entitlement to New Shire Shares in the form of New Shire ADSs. Baxalta Shareholders may not elect to receive a combination of New Shire Shares and New Shire ADSs. The rights of holders of the Shire ADSs are governed by the terms of a depository agreement between the Shire depository, Shire and the owners and beneficial owners of the Shire ADSs.

Shire will not issue certificates representing fractional New Shire ADSs pursuant to the Merger. Holders of Baxalta Shares will receive cash for any fractional New Shire ADSs they would otherwise receive in connection with the Merger.

4.     Termination fee

4.1   Shire is required to disburse a termination fee of $369 million if:

•
Baxalta terminates the Merger Agreement following an adverse recommendation change by Shire;

•
Shire or Baxalta terminates the Merger Agreement because the required approval of the Shire stockholders is not obtained;

•
Shire terminates the Merger Agreement in order to accept a superior proposal; or

•
(A) Shire or Baxalta terminates the Merger Agreement because the effective time has not occurred by 11 October 2016 or (B) Baxalta terminates the Merger Agreement because there has been an uncured breach of, or inaccuracy in, any representation, warranty, covenant or agreement of Shire;

•
prior to the time of termination and after the date of the Merger Agreement, a Shire Acquisition Proposal shall have been publicly announced or made to the Shire Board and not withdrawn; and

•
within 12 months after the date on which the Merger Agreement was terminated, Shire enters into a definitive agreement providing for a Shire Acquisition Proposal or a Shire Acquisition Proposal is consummated.

4.2   Baxalta is required to disburse a termination fee of $369 million if:

•
Shire terminates the Merger Agreement following an adverse recommendation change by Baxalta;

•
Baxalta terminates the Merger Agreement in order to accept a superior proposal; or

•
(A) Shire or Baxalta terminates the Merger Agreement because (x) the effective time has not occurred by 11 October 2016 or (y) the required approval by Baxalta Shareholders is not obtained, or (B) Shire terminates the Merger Agreement because there has been an uncured breach of, or inaccuracy in, any representation, warranty, covenant or agreement of Baxalta;

•
prior to the time of termination and after the date of the Merger Agreement, a Baxalta Acquisition Proposal has been publicly announced or made to the Baxalta Board and not withdrawn; and

•
within 12 months after the date on which the Merger Agreement was terminated Baxalta enters into a definitive agreement providing for a Baxalta Acquisition Proposal or a Baxalta Acquisition Proposal is consummated.

In certain circumstances, a party that receives an alternative acquisition proposal prior to termination of the Merger Agreement would be required to reimburse costs and expenses incurred in connection with the Merger of up to $110 million for Shire or $65 million for Baxalta, which reimbursement would be offset against any termination fee subsequently disbursed.

5.     Completion

Assuming the satisfaction or waiver of all Conditions, Completion is expected to take place on or about 3 June 2016 (the "Closing Date"). Any revision to the Closing Date will be promptly notified to Shire Shareholders, by Shire, via a Regulatory Information Service. On the Closing Date, Shire, Baxalta and Shire Merger Sub shall cause a certificate of merger to be filed (pursuant to the laws of Delaware).

6.     Announcement of the Merger

Following Completion, Shire will announce the effectiveness of the Merger. The announcement will be made by way of a press release despatched via a regulatory news service.

7.     Settlement

7.1   Baxalta Shares held through Direct Registration System ("DRS")

As promptly as practicable following Completion, the exchange agent will automatically exchange each Baxalta Share held by each Baxalta Shareholder for the Per Share Consideration.

Any holder of Baxalta Shares who holds book-entry shares through the DRS maintained by the DTC will not be required to deliver to the exchange agent a letter of transmittal or any other required documents. Since certificates are not issued for book-entry shares held through the DRS, such holders do not need to deliver any certificates representing those shares to the exchange agent.

All Shire ADSs will be issued in book-entry form as part of the DRS, and the exchange agent will cause the applicable Shire ADSs to be registered in the Baxalta Shareholder's name and it will recieve a direct registration statement confirming registration.

If a Baxalta Shareholder elects to receive New Shire Shares in lieu of New Shire ADSs, definitive share certificates in respect of the New Shire Shares will be issued in the name of the applicable holder and such certificates will be posted to the address specified in the election form.

7.2   Book-entry Baxalta Shares

Any holder of Baxalta Shares who holds book-entry shares through a broker, dealer, custodian or similar institution will not be required to deliver a certificate and duly executed letter of transmittal. Following receipt of a message by the exchange agent of an "agent's message" in customary form, or such other evidence reasonably requested by the Exchange Agent, that specifies whether the stockholder elects to receive New Shire ADSs or New Shire Shares, the Baxalta Shareholder of book-entry shares will be entitled to receive from the exchange agent, and Shire will procure that the exchange agent pays as promptly as is practicable following Completion, the Per Share Consideration payable in respect of each share of Baxalta Shares held by such Baxalta Shareholder.

The exchange agent will cause the applicable number of New Shire ADSs to be delivered to DTC and will further allocate the applicable number of New Shire ADSs to the account of the DTC participant who tendered the shares of Baxalta Shares on behalf of the relevant Baxalta stockholder. If certificated receipts are requested, receipts will be issued in the name of the applicable Baxalta Shareholder and such receipts will be mailed to the address specified on the election form.

If a Baxalta Shareholder elects to receive New Shire Shares in lieu of New Shire ADSs, definitive share certificates in respect of New Shire Shares will be issued in the name of the applicable holder and such certificates will be posted to the address specified on the election form.

7.3   Cash

In respect of holders of Baxalta Shares held through the DRS, the exchange agent will deliver the applicable amount of cash consideration, including cash to be received in lieu of any fractional Shire Security, to the relevant Baxalta Shareholder.

In respect of holders of book-entry shares of Baxalta Shares held through a broker, dealer, custodian or similar institution, the exchange agent will, promptly following Completion, deliver the applicable amount of cash consideration, including cash to be received in lieu of any fractional Shire Security, to DTC, which will further allocate the applicable amount of cash consideration to the account of the DTC participant who exchanged the Baxalta Shares on behalf of the relevant Baxalta Shareholder.

8.     Fractional shares

In both the circumstances relating to the exchange of Baxalta Shares described in paragraph 7 above, the exchange agent will deliver to each Baxalta Shareholder who would be entitled to receive a fraction of any Shire Security (after aggregating all Shire Securities issuable to such Baxalta Shareholder in connection with the Merger), cash (without interest) in an amount representing such Baxalta Shareholder's proportionate interest in the net proceeds from the sale of the aggregate number of such Shire Securities that would otherwise be issued. Any cash payment shall be determined in accordance with the relevant terms of the Merger Agreement.

9.     Dissenting Baxalta Shareholders

In connection with the Merger, Baxalta Shareholders have the right under Delaware law to dissent from the Merger and demand appraisal of their shares of Baxalta common stock. Baxalta Shareholders who perfect appraisal rights by complying with the procedures set forth in Section 262 of the General Corporation Law of the State of Delaware will be entitled to receive a cash payment equal to the "fair value" of their Baxalta Shares, as determined by a Delaware court. Any such judicial determination of the fair value of the Baxalta Shares could be based upon considerations other than or in addition to the per share merger consideration and the market value of Baxalta Shares. Baxalta Shareholders should recognise that the value so determined could be higher or lower than, or the same as, the per share merger consideration paid pursuant to the Merger. Moreover, Shire may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of Baxalta Shares is less than the per share merger consideration.

10.   Background to and reasons for the Merger

On 1 July 2015, Baxalta, formerly the bioscience division of Baxter, was spun off from Baxter and became an independent, publicly traded company. The Shire Board recognised an opportunity to generate significant shareholder value and accelerate the growth of both Shire and Baxalta by creating a global leader in rare diseases. Following the Spin-Off, Shire approached Baxalta on 3 July 2015 and, on 10 July 2015, made a proposal in private to Baxalta to combine the companies in an all-share transaction, pursuant to which the Baxalta Shareholders would own a significant percentage of the resulting Combined Group. The Baxalta Board subsequently declined to engage in substantive discussions on the prospect of a combination of Shire and Baxalta, resulting in Shire making its approach public on 4 August 2015. Following a subsequent increased offer on 9 November 2015, comprising a mixture of both cash and Shire Shares, the Chairman of Shire engaged with the Chairman of Baxalta, resulting in a further revised offer being approved by the Shire Board on 4 January 2016. This culminated in a revised offer being accepted by the Baxalta Board on 10 January 2016, and subsequently announced on 11 January 2016. The Merger Agreement is dated 11 January 2016.

The Shire Board believes that the Merger has compelling logic for both Shire and Baxalta. The Shire Board believes that both Shire and Baxalta share a common vision and that the Merger will bring complementary strengths to the rare diseases biopharmaceutical market. The Merger is expected to generate near-term shareholder value and accelerate the growth plans of both Shire and Baxalta. For the year ending 31 December 2015, Shire product sales were $6.1 billion. For the same period, Baxalta's product sales were also $6.1 billion. The Shire Board expects that the Combined Group would have anticipated combined total product sales of approximately $20 billion by 2020, of which approximately $13 billion is expected to be from rare diseases. The Combined Group will have multiple high-value rare diseases franchises with substantial barriers to entry in several key therapeutic areas, including genetic diseases, immunology, haematology, gastrointestinal/internal medicine, neuroscience/ophthalmology and oncology. Moreover, the Combined Group is expected to benefit from complementary expertise in rare disease R&D, supported by combined global scale and infrastructure.

The Combined Group would have an enhanced global infrastructure including Shire's existing strong footprint in North America and Europe, with operating hubs near Boston and Zurich, as well as Baxalta's commercial presence in over 100 countries and its manufacturing network in the U.S., Europe and Asia. The Shire Board also believes that there would be significant potential for increased scale and efficiency benefits following Completion. In particular, these would include efficiencies from streamlining global support functions and Combined Group systems and processes as well as additional commercial and R&D synergies. The Combined Group is also expected to have stronger capabilities in managing CMO relationships, increased scale in its global supply chain and more efficient central technical operations.

Importantly, the Shire Board believes these benefits to be achievable without preventing the Combined Group from continuing to invest in R&D and further growth initiatives. The Shire Board expects that the Combined Group will have a market-leading R&D pipeline with over 50 rare disease products in development and over 30 new rare disease product launches expected by the end of the decade (although obtaining regulatory approvals may cause some of these expected launches to be delayed). The Shire Board believes that the Combined Group should have a combined Non-GAAP effective tax rate of 16 to 17 per cent. by 2017.

Shire has a strong track record of acquiring businesses and successfully delivering returns from careful integration into the Shire Group, and expects the Merger to add to that track record. The Shire Board believes that the Combined Group will be a leading global biopharmaceutical company with an innovative entrepreneurial culture supported by deep experience and highly motivated people.

The principal financial benefits of the Merger are summarised in paragraph 18 below.

11.   Information relating to Shire

Shire is a Jersey-registered, Irish-headquartered global biopharmaceutical company which focuses on the research, development and marketing of medicines relating to rare diseases and specialist conditions. Shire has grown both organically and through acquisitions, completing a series of major transactions that have brought therapeutic, geographic and pipeline growth and diversification. Further information relating to Shire can be found in Part II (Information on Shire).

12.   Information relating to Baxalta

Baxalta is a global pharmaceutical company with a substantial portfolio of differential therapies that seek to address unmet medical needs across many disease areas, including haemophilia, immunology and oncology. Baxalta was admitted to trading on the NYSE on 1 July 2015 following a spin-off from Baxter. Further information relating to Baxalta can be found in Part III (Information on Baxalta).

13.   Antitrust approvals

13.1 EU merger control

The Merger is subject to EU merger control. Shire and Baxalta completed a formal filing with the European Commission on 1 April 2016. This filing commenced a Phase I review period, during which the European Commission has an initial period of 25 working days to consider the Merger.

At the end of Phase I, the European Commission may (a) approve the Merger unconditionally, (b) approve the Merger subject to commitments offered by the parties and accepted by the European Commission, or (c) conclude that it has serious doubts as to the Merger's compatibility with the common market and therefore refer the case to Phase II.

The Merger will automatically lapse if the relevant EU clearance has not been obtained from the European Commission prior to 11 October 2016 (unless the requirement to obtain such clearance has been waived by the relevant party under the Merger Agreement).

13.2 Other antitrust approvals

Shire and, where necessary, Baxalta has submitted notifications in order to seek approvals in a number of other jurisdictions. The jurisdictions include Japan, Jersey, Russia, Taiwan, Turkey and the U.S. In broadly the same manner as for the EU merger control process described above, these approvals may (a) be granted unconditionally, (b) be granted subject to certain conditions, or (c) not be granted at all.

The Merger will automatically lapse if any of the relevant clearances have not been obtained prior to 11 October 2016 (unless the requirement to obtain such clearance(s) has been waived by the applicable party/parties to the Merger Agreement).

14.   Conditions to the Merger

In addition to the antitrust approvals described above, the Merger is subject to certain other Conditions described in the Merger Agreement. Shire shall not be required to procure the exchange of any Baxalta Shares if the Conditions have not been satisfied, or to the extent legally permitted, waived. Certain of the material Conditions are summarised below.

14.1 Approval by Shire Shareholders

The approval of the Merger at the Shire General Meeting, as well as the approval of any other resolutions as may be required to implement the Merger.

14.2 Approval by Baxalta Shareholders

The approval of the Merger at the Baxalta Shareholder Meeting is required.

14.3 Admission to the LSE

The admission of the New Shire Shares to be issued pursuant to the Merger (or underlying the ADSs) to the premium listing segment of the Official List and the admission to trading of the New Shire Shares on the London Stock Exchange's main market for listed securities becoming effective in accordance with the current admission standards.

14.4 Registration statements declared effective by the SEC

The registration statement on Form S-4 registering the New Shire Shares underlying Shire ADSs and the registration statement on Form F-6 registering the Shire ADSs, having been declared effective under the Securities Act, and the absence of a stop order or proceeding seeking a stop order by the SEC with respect thereto.

14.5 Admission to the NASDAQ

The Shire ADSs having been authorised for listing on the NASDAQ.

14.6 Tax opinions

The waiver of Section 4.02(c) of the Tax Matters Agreement with respect to the closing of the Merger pursuant to the terms of the Letter Agreement, and the receipt by each of Shire and Baxalta of a certificate, as described in the Letter Agreement, to the effect that Baxter's tax adviser has furnished an opinion to Baxter substantially the same in form and substance as the opinion furnished to Baxter on the date prior to the date of the Merger Agreement.

15.   De-listing of Baxalta Shares

It is intended that, following Completion, an application will be made to the NYSE for the cancellation of the primary listing and trading of Baxalta Shares on the NYSE.

16.   Funding

Shire has entered into the 2016 Facility Agreement to finance the Merger pursuant to which Shire may borrow up to $13 billion for the purpose of funding the cash consideration and the payment of related acquisition costs and transaction costs (including related integration and reorganisation costs). Shire may elect to not use all or part of the 2016 Facility Agreement to fund the cash consideration and may instead elect to fund all or part of the cash consideration from the proceeds an issue of debt securities. The financing of the Merger has been structured with the intention of maintaining an investment grade credit rating for the Combined Group.

Further details of the 2016 Facility Agreement can be found at paragraph 12.1(D) of Part XIII (Additional Information).

17.   Baxalta's Notes and Credit Agreement

From 11 January 2016, upon Shire's written request and at Shire's sole expense, Baxalta will use its commercially reasonable efforts to (i) effect the repurchase or redemption of the Notes (as defined in paragraph 13.2 of Part XIII of this Prospectus) from the holders at or after the Effective Date, including the delivery of any and all notices required by the terms of the Notes in connection with such repurchase or redemption, and/or (ii) solicit consents from the holders of the Notes regarding any amendment, conditional upon Completion occurring and effective as of the Effective Date, of certain covenants in the Indenture (as defined in paragraph 13.1 of Part XIII of this Prospectus). Prior to taking any of the above actions, Baxalta has agreed to consult and cooperate with, and obtain the written consent of, Shire.

In addition, upon Shire's written request at least 10 days prior to the Effective Date and at Shire's sole expense, Baxalta will terminate the Credit Agreement as of the Effective Date, and use its commercially reasonable efforts to obtain at the Effective Date a customary payoff letter from the agent under the Credit Agreement in form and substance reasonably satisfactory to Baxalta and Shire.

18.   Financial benefits of the Merger

As at the close of business on the Last Practicable Date, the Combined Group would have a combined market capitalisation of $54.3 billion8.

The Shire Board expects the Merger to strengthen the Combined Group's business profile, expanding Shire's options for future growth initiatives.

The Shire Board believes that the Combined Group can be expected to achieve recurring cost synergies of at least $500 million per annum comprised of:

•
Elimination of overlapping overhead operations of approximately 40 per cent.

•
Consolidation of the commercial footprint of approximately 10 per cent.

•
Increases in manufacturing network efficiency of approximately 15 per cent.

•
Optimisation of the combined R&D infrastructure and portfolio of approximately 35 per cent.

The one-off costs of delivering these savings are expected to total approximately $605 million. Approximately 50 per cent. of synergies are expected to be realised in 2016/17, rising to 75 per cent. in 2017/18 and 100 per cent. in 2018/19. The expected synergies identified reflect both the beneficial elements and the costs, and will accrue as a direct result of the Merger, and would not be achievable on a standalone basis. Shire believes that these synergy benefits will, principally, arise from the elimination of redundant positions, scale efficiencies, aligning Baxalta's operating model to Shire's lean operating model, optimisation of the combined R&D portfolio, consolidation of the commercial footprint and increases in manufacturing network efficiency.

The Shire Board believes that the Combined Group can achieve revenue synergies through increased scale across the global commercial footprint and enhanced commercial capabilities across the enlarged portfolio. The Shire's Board believes that the Combined Group should have a combined Non-GAAP effective tax rate of 16-17 per cent. by 2017.

8
Based on the number of Shire Shares in issue on the Last Practicable Date, the maximum number of New Shire Shares to be issued pursuant to the Merger, the Closing Price of £42.75 on the Last Practicable Date, and the USD/GBP exchange rate of $1.42:£1.00 on the Last Practicable Date.

These expected synergies have been calculated based on Shire and Baxalta financial information for the year ended 31 December 2014, coupled with management information relating to the year ended 31 December 2015. The Shire Board believes that the synergies will not prevent the Combined Group from continuing to invest in future growth or R&D. Aside from certain one-off costs associated with the implementation of the synergies referred to above, as well as the integration of the Combined Group, the Shire Board believes that there are no material dis-synergies to arise in connection with the acquisition of Baxalta that will impact the planned benefits.

The Shire Board expects that the Merger will be accretive to Non-GAAP diluted EPS in 2017, the first calendar year of ownership, and beyond. The Combined Group is expected to generate annual operating cash flow of $6 billion, beginning in 2018.

Shire has conducted due diligence on certain critical taxation matters and, based on this diligence, Shire and its tax adviser have concluded that a Merger with the proposed cash consideration of $18.00 per Baxalta Share will maintain the tax-free nature of the Spin-Off.

19.   Integration

Post-Merger integration planning is being led by a steering committee comprising members of senior management of both Shire and Baxalta. Detailed integration planning began in late January 2016. An Integration Management Office has been established to provide overarching guidelines to specific functional integration teams. The integration teams, comprising senior Shire and Baxalta managers, have been established across each functional division, and are working together to produce detailed integration plans that will be implemented immediately following Completion.

These plans comprise:

•
detailed organisational charts and processes for each of the corporate and operational functions of the Combined Group, including Commercial, R&D, Technical Operations, IT, HR, Finance and Tax, Procurement, Corporate Development, Legal and Compliance and Communications;

•
an operating model, including organisational charts and management appointments, decision rights and governance arrangements for the Combined Group following Completion; and

•
key policies, principles, cultural approach and governance arrangements for the Combined Group.

Within approximately 100 days following the Effective Date, Shire aims to have completed the principal elements of the restructuring of the Combined Group. This will include all management appointments, reporting structures, operational and executive authority limits and key group policies and processes, including financial reporting, planning and budgeting, treasury and liquidity management policies, sustainability practices, risk and internal audit and compensation. Operational integration will, however, extend beyond this date and into 2017.

Shire's and Baxalta's business operations operate complementary rare disease, specialised and research portfolios, which the Shire Board expects to assist with the integration of the Combined Group. The risk that Shire and Baxalta will fail to integrate is further mitigated by:

•
the complementary nature of the two organisations' skills and businesses;

•
aligned focus on meeting patient needs;

•
aligned corporate strategies;

•
a common, entrepreneurial, value-focused culture;

•
agreement on the key principles of the Combined Group; and

•
Shire's and Baxalta's successful track records of post-transaction integration.

20.   Management, employees and head office location

The Combined Group board will comprise 12 directors, including 10 non-executive directors, a majority of whom will be independent non-executive directors. Gail Fosler and Albert Stroucken, who are currently Baxalta Directors will become directors of the Combined Group.

Following Completion, Shire intends to work to maintain and build upon the Combined Group's position as a world leader in the provision of rare and specialist disease products. At Completion, the Combined Group will have approximately 23,000 employees. Shire believe that while the increased size and strength of the Combined Group will offer greater opportunities for both Shire and Baxalta employees, where there is a combination of similar functions, this may result in some rationalisation of the combined workforce.

The Combined Group will, over time, seek to consolidate offices in locations where duplication exists. The Combined Group's head office will be situated at 5 Riverwalk, Citywest Business Campus, Dublin 24, Republic of Ireland.

21.   Current trading, trends and prospects

21.1 Shire

Year ended 31 December 2015

On 29 March 2016, Shire published its Annual Report and Accounts for the year ended 31 December 2015. Shire performed well during the 12 months to 31 December 2015.

Shire's underlying product sales growth during 2015 was 14 per cent. (on a Non-GAAP CER basis, and excluding INTUNIV). Total reported product sales in 2015 were $6.1 billion, up by 5 per cent. on 2014, and Non-GAAP EBITDA reached $2.9 billion, growing by 6 per cent. Total product sales of VYVANSE, Shire's largest product by sales, increased by 19 per cent. to $1.7 billion. This includes the market expansion of VYVANSE for adults with ADHD and the launch of the new adult indication for moderate to severe BED.

The HAE/LSD Business Unit continued to be Shire's largest business unit, with product sales of $2.4 billion. Shire's focus on rare diseases was further strengthened during the first half of 2015 through the acquisition of NPS Pharma.

Royalty income in 2015 increased to $301 million, up by 87 per cent. on 2014, due primarily to the inclusion of royalty income receivable from Amgen for SENSIPAR (following Shire's acquisition of NPS Pharma).

Three months ended 31 March 2016

On 22 January 2016, Shire acquired Dyax for cash consideration of $5.9 billion. Dyax focuses on the development of plasma kallikrein (pKal) inhibitors for the treatment of HAE, including KALBITOR. Dyax's most advanced clinical programme is DX-2930, a Phase 3, fully humanised monoclonal antibody. DX-2930 has received Fast Track, Breakthrough Therapy, and Orphan Drug designations by the FDA and has also received Orphan Drug status in the EU. It is currently undergoing Phase 3 clinical trials.

Trading since 31 December 2015 has been in line with expectations, the Shire Group outlook remains unchanged and the financial position of the group remains strong. Shire expects to see underlying product sales growth in 2016 for its existing operations. Royalties and other revenues are expected to increase in 2016 as Shire will benefit from a full year of SENSIPAR royalties and the addition of Dyax royalties.

Shire expects growth from product sales across its therapeutic categories, driven primarily by volume:

•
In the LSD/HAE franchise, the main driver is new patients initiating therapy.

•
In the NeuroScience franchise, Shire expects continued volume growth as more U.S. adults are diagnosed with ADHD, increased recognition, diagnosis and treatment of BED, and growth in International markets. There is an unmet need in the U.S. adult ADHD market for longer lasting treatments. Shire hopes to launch SHP465 in 2017 to meet this demand.

•
In Shire's GI/Endocrine franchise, the main drivers of growth are expected to be the continued uptake of new products GATTEX and NATPARA and continued gains for the oral mesalamine LIALDA, albeit at a slower rate than in the past.

•
If approved, Shire would benefit from the launch of lifitegrast for Dry Eye Disease in 2016, and hopes to increase awareness, diagnosis and treatment of this condition.

Operational outlook for remainder of 2016

The Shire Board published the following earnings guidance on 11 February 20169:

"Following our strong revenue growth and double digit Non GAAP diluted earnings per ADS growth in 2015, we expect 2016 to be another strong year of financial performance for Shire.

9
See http://investors.Shire.com/~/media/Files/S/Shire-IR/quarterly-reports/2016/full-year-2015-results-press-release.pdf

This outlook includes the effect of the Dyax acquisition, which closed on January 22, 2016, but does not include the effect of the announced combination with Baxalta which is expected to close mid-2016.

We expect product sales to increase by 11% to 14% on a reported basis in 2016, and increase approximately 13% to 17% on a Non GAAP CER basis. Royalties and other revenues are expected to increase by 5% to 10% in 2016 as we will benefit from a full year of SENSIPAR royalties and the addition of Dyax royalties.

Our Non GAAP gross margin is expected to be in line with 2015 (2015: 85.5%). In 2016, we expect our combined Non GAAP R&D and SG&A costs to increase in the 12% to 14% range as we absorb the costs associated with Dyax, make commercial investments in support of our anticipated launch of lifitegrast in the second half of 2016, and invest in 14 programs in late stage clinical development.

With the recent close of the Dyax acquisition, funded by a $5.6 billion term loan bank facility, we expect our Non GAAP net interest and other expense to increase by approximately 1.5 to 2 times 2015 levels (2015: $49 million).

For 2016, we expect our effective tax rate on Non GAAP income to be in the range of 16% to 18%, before reverting to the longer term expectations of 17% to 19%.

Taken together, we expect Non GAAP diluted earnings per ADS growth in the 7% to 10% range in 2016 (9% to 13% on a Non GAAP CER basis)."

Please see Part XI (Profit Forecasts) of this Prospectus for more information on Shire's 2016 outlook, including an accountant's report, basis of preparation and list of assumptions.

21.2 Baxalta

Year ended 31 December 2015

Baxalta filed its Form 10-K with the SEC on 3 March 2016 for the year ended 31 December 2015.

Baxalta's global net sales totalled $6.1 billion, an increase of 3 per cent. compared to 2014. Excluding the impact of changes in foreign currency exchange rates, net sales increased 11 per cent. over 2014. Sales in the U.S. totalled $3.3 billion, an increase of 10 per cent. over 2014. International sales totalled $2.8 billion, a decrease of 4 per cent. over 2014 at actual foreign currency exchange rates and an increase of 13 per cent. at constant foreign currency exchange rates. Excluding the impact of changes in foreign currency exchange rates, Baxalta increased revenue growth in each of its four product categories. In the second half of 2015, with its acquisition of ONCASPAR product portfolio from Sigma-Tau, Baxalta launched a fifth product category—oncology.

Baxalta's net income from continuing operations was $928 million. While Baxalta increased gross margin improvement compared to 2014, net income from continuing operations decreased due primarily to $221 million of separation costs incurred during the current year period, as well as increased investments in R&D.

22.   Dividend policy

Following the Merger, the Combined Group intends to maintain Shire's stated policy of paying a dividend biannually. Shire's dividends are set in cents per ordinary share. It is expected that any dividend of the Combined Group will be set in the same format.

The dividends paid on the Shire Shares in respect of the period covered by the historical financial information were as follows:

Dividend per share (cents)
Interim dividend in respect of the year ended 31 December 2015	22.16
Interim dividend declared in respect of the six months ended 30 June 2015	4.21
Interim dividend declared in respect of the year ended 31 December 2014	19.09
Interim dividend declared in respect of the six months ended 30 June 2014	3.83
Interim dividend declared in respect of the year ended 31 December 2013	16.93
Interim dividend declared in respect of the six months ended 30 June 2013	3.00

23.   Dilution

Subject to Completion, up to 303,734,581 New Shire Shares will be issued in connection with the Merger. This will result in Shire's issued share capital increasing by approximately 51 per cent. If the Merger Completes, Shire's Shareholders will be subject to an immediate dilution as a result of the issue, following which they will hold approximately 66 per cent. of the Combined Group's issued share capital.

24.   Documents available on website

Copies of the following documents will be made available on Shire's websites at www.Shire.com until Completion:

•
the Announcement;

•
this Prospectus;

•
the Circular;

•
the Merger Agreement; and

•
the Letter Agreement.

PART II

INFORMATION ON SHIRE

The following information should be read in conjunction with the information appearing elsewhere in this document, including the Shire Group's audited historical consolidated financial information for the 52 weeks ended 31 December 2013, the 52 weeks ended 31 December 2014 and the 52 weeks ended 31 December 2015, which are incorporated by reference into this Prospectus, as explained in Part VII (Historical Consolidated Financial Information relating to the Shire Group) and paragraph 25 of Part XIII (Additional Information) of this document and are available for inspection in accordance with paragraph 24 of Part XIII (Additional Information). Unless otherwise indicated, the selected financial information included in this Part II (Information on Shire) has been extracted without material adjustment from the Shire Group's historical financial information contained in, or incorporated into, Part VII (Historical Consolidated Financial Information relating to the Shire Group).

1.     Overview

Shire is a Jersey incorporated, Irish-headquartered, global specialist biopharmaceutical company which focuses on the research, development and marketing of medicine relating to rare diseases and specialist conditions. As of the Last Practicable Date, the Shire Group markets products in 72 countries around the world, with offices in 35 countries, and employs over 5,500 people.

Shire Shares are listed on the London Stock Exchange and Shire ADSs are included for trading on the NASDAQ. From 1 January 2009 to the Last Practicable Date, Shire delivered a total shareholder return of 336 per cent. and its market capitalisation increased by 27.5 billion. In the financial year to 31 December 2015, Shire reported continuing total revenues of $6.4 billion and Non-GAAP EBITDA of $2.9 billion.

Shire has commercial units that focus exclusively on the commercial execution of its marketed products (the "In-Line" group) in the areas of Hereditary Angioedema/Lysomal Storage Diseases ("HAE/LSD"), Neuroscience, Gastrointestinal ("GI") and Internal Medicine, and in Ophthalmics to support the development of Shire's ophthalmic pipeline candidates. Leading brands include VYVANSE, LIALDA, CINRYZE, ELAPRASE, FIRAZYR and REPLAGAL, among others.

Shire conducts its own research and development, focused on rare diseases and other specialist conditions, while at the same time evaluating companies, products and pipeline opportunities that offer a strategic fit and have the potential to deliver value to all of Shire's stakeholders: patients, physicians, policy makers, payers, investors and employees. Shire has grown largely through acquisitions, completing a series of strategic transactions that have brought therapeutic, geographic and pipeline growth and diversification.

Substantively all of Shire, revenues, expenditures, and net assets are attributable to the research and development, manufacture, sale and distribution of pharmaceutical products. Shire also earns royalties where it has out-licensed products to third parties. In 2015, approximately 95 per cent. of total revenues were derived from product sales, and approximately 5 per cent. from royalties and other revenues.

Selected key financial information in relation to Shire's product sales and out-licensing activities for the years ended 31 December 2013, 2014 and 2015 is set out below. This information has been extracted without material adjustment from Part VII (Historical Consolidated Financial Information relating to the Shire Group) (including from any documents incorporated by reference thereto).

	2013	2014	2015
	($'M)	($'M)	($'M)
Key statement of income
Product sales	4,757.5	5,830.4	6,099.9
Royalties	153.7	160.8	300.5
Non-GAAP EBITDA	1,987.3	2,756.5	2,924.1
Key financial position highlights
Total assets	8,323.0	13,632.1	16,609.8
Total liabilities	2,957.0	4,969.2	6,780.7
Total net assets	5,366.0	8,662.9	9,829.1

2.     History

Shire was founded in 1986, when Harry Stratford, Dr. James Murray, Dennis Stephens, Peter Moriarty, and Geoff Hall sought out a solution to address a number of unmet medical needs. Within its first two years of operation, Shire had launched a range of supplemental calcium products for patients seeking to treat or prevent osteoporosis. Soon thereafter, innovative drug development programmes were underway on behalf of patients facing such challenging conditions as Alzheimer's disease and end-stage renal failure.

By 1992, Shire had embarked on the first of a series of strategic acquisitions—these were ventures that fortified product lines. After the turn of the millennium, with the acquisition of Transkaryotic Therapies, Inc., Shire began to focus on rare diseases, which remains its primary strategic focus. The Shire pipeline continues to be sustained by acquisitions and licensing deals as well as internal research and development.

Shire Shares first listed on the London Stock Exchange in 1996, and Shire maintains a secondary listing on the NASDAQ in the U.S. via ADSs each representing three Shire Shares (each ADS evidenced by an American Depository Receipt issued by the Depository Bank).

Shire has a strong history of acquisitions. Significant recent acquisitions have included New River Pharmaceuticals for $2.6 billion in 2007, ViroPharma for $4 billion in 2014, NPS Pharma for $5.2 billion in 2015 and Dyax for an upfront cash consideration of $5.9 billion. The Dyax acquisition completed on 22 January 2016.

3.     Organisational structure

In 2013, the Shire Group integrated its operations into a simplified "One Shire" organisation in order to drive future growth and innovation. The Shire Group now comprises a single operating and reporting segment engaged in the research, development, licensing, manufacturing, marketing, distribution and sale of products. This segment is supported by several key functions: a pipeline group (consisting of R&D and corporate development) which prioritises its activities towards late-stage development programmes across a variety of therapeutic areas, while focusing its pre-clinical development activities primarily in rare diseases; a technical operations group responsible for Shire's global supply chain and an in-line marketed products group focusing on commercialised products.

In 2013, Shire relocated its international commercial hub from Nyon, Switzerland to Zug, Switzerland. In 2014, Shire relocated over 500 positions to Lexington, Massachusetts from its Chesterbrook, Pennsylvania site and established Lexington, Massachusetts as the Company's U.S. Operational Headquarters.

The objective of this structure is to allow the Shire Group to provide innovative treatments, and service the needs of its customers and patients, as efficiently as possible. The business is also supported by a centralised corporate function group.

A list of material subsidiaries of Shire is included in paragraph 14.1 of Part XIII (Additional Information).

4.     Strategy

Shire's research and development pipeline focuses on the development of innovative therapies for patients with unmet needs, focusing on specific therapeutic areas in rare and specialist diseases. With more than 7,000 known rare diseases, Shire chooses to focus on areas in which it has the experience and talent to efficiently drive programmes forward. For example, Shire has developed expertise related to enzyme replacement therapies and complements these capabilities by extending research into other protein replacement therapies.

Additionally, Shire strives to meet the needs of all key stakeholders. Patients and their caregivers are at the centre of Shire's thinking, but it also seeks to align with regulators and payers, and aims to drive an attractive commercial return to its shareholders.

Shire aims to ensure consistently high productivity from its pipeline, driven by operational excellence. Shire recruits outstanding talent and has a clear approach to moving programmes through the pipeline. By adhering to this strategy, it is able to continue to develop innovative therapies for its patients.

Shire in-licensing and acquisition efforts are focused on products in its core and adjacent therapeutic areas with strong intellectual property protection or other forms of market exclusivity and global rights. Shire understands that a carefully selected and balanced portfolio of products with strategically aligned and relatively small-scale sales forces will deliver strong results.

Acquisitions

As outlined above, Shire aims to achieve its growth objectives, in part, through strategically-focused acquisitions. Detailed below are four examples of significant strategic acquisitions.

New River Pharma

On 19 April 2007, Shire acquired New River Pharmaceuticals Inc. (New River Pharma) for $2.6 billion to gain full control of VYVANSE. For more information relating to VYVANSE, see paragraph 5.1 below.

ViroPharma

On 24 January 2014, Shire completed its acquisition of 100 per cent. of the outstanding share capital of ViroPharma. The acquisition date fair value of cash consideration paid at closing was $4 billion.

The acquisition of ViroPharma added CINRYZE to Shire's portfolio. For more information relating to CINRYZE, see paragraph 5.1 below.

NPS Pharmaceuticals

On 21 February 2015, Shire completed its acquisition of 100 per cent. of the outstanding share capital of NPS Pharmaceuticals (NPS Pharma). The acquisition-date fair value of cash consideration paid on closing was $5.2 billion.

The acquisition of NPS Pharma, a rare disease-focused biopharmaceutical company, added NATPARA/NATPAR, approved as an adjunct to calcium and vitamin D to control hypocalcemia in patients with hypoparathyroidism ("HPT") in the U.S. and GATTEX/REVESTIVE, approved for treatment of adults with short bowel syndrome ("SBS"), who are dependent on parenteral support in the U.S. and EU.

Dyax

On 22 January 2016, Shire acquired 100 per cent. of the outstanding share capital of Dyax for total upfront cash consideration of $5.9 billion. Dyax shareholders may receive additional value through a non-tradable contingent value right (CVR) that will pay $4.00 in cash per Dyax share upon approval of DX-2930 in HAE, representing a potential additional $646 million in aggregate contingent consideration.

Dyax's most advanced clinical programme is DX-2930, a Phase 3, fully humanised monoclonal antibody targeting pKal with proof-of-concept Phase 1B efficacy data. These data demonstrates a reduction in HAE attacks of greater than 90 per cent. compared to a placebo in the 300mg/400mg arms in patients with more than two attacks in the three months prior to study entry.

DX-2930 has received Fast Track, Breakthrough Therapy, and Orphan Drug designations by the FDA and has also received Orphan Drug status in the EU. Following Phase 3 clinical trials, if approved for the prevention of Type 1 and Type 2 HAE, DX-2930 could generate estimated annual global sales of up to $2.0 billion.

Through its acquisition of Dyax, Shire also acquired KALBITOR. KALBITOR is a subcutaneously administered plasma kallikrein inhibitor for the treatment of acute attacks of HAE in patients 12 years of age and older. It is currently only available in the U.S. It was approved by the FDA in 2009.

In connection with the acquisition of Dyax, Shire has entered into an agreement and plan of merger (the "Dyax Merger Agreement"), and a contingent value rights agreement (the "Dyax CVR Agreement"). Further details of both agreements are contained in paragraph 10 of Part XIII (Additional Information) of this document. Shire has also entered into a $5.6 billion facilities agreement (the "November 2015 Facilities Agreement"), further details of which are contained in paragraph 12 of Part XIII (Additional Information) of this document.

5.     Products of the Shire Group

5.1   Currently marketed products

The table below lists Shire's main marketed products at 31 December 2015, indicating the owner/licensor, disease area and the key territories in which Shire markets the product.

Products	Disease area	Owner/licensor	Key territories
Treatments for Neuroscience
VYVANSE / VENVANSE / ELVANSE / TYVENSE / ELVANSE VUXEN / ADUVANZ (lisdexamfetamine dimesylate)	ADHD and BED	Shire	U.S., Europe, Canada and Brazil[10]
ADDERALL XR (mixed salts of a single-entity amphetamine)	ADHD	Shire	U.S. and Canada
INTUNIV (extended release guanfacine)	ADHD	Shire	U.S., Europe and Canada
Treatments for GI diseases
LIALDA (mesalamine) / MEZAVANT (mesalazine)	Ulcerative colitis	Nogra SpA	U.S., Canada and Europe[11,12]
PENTASA (mesalamine)	Ulcerative colitis	Shire	U.S.
Treatments for Rare Diseases
REPLAGAL (agalsidase alfa)	Fabry disease	Shire	Europe, Latin America and Asia Pacific[13]
ELAPRASE (idursulfase)	Hunter syndrome (Mucopolysaccharidosis Type II, MPS II)	Shire	Global[14]
VPRIV (velaglucerase alfa)	Gaucher disease, Type 1	Shire	Global
FIRAZYR (icatibant)	HAE	Shire	Global
CINRYZE C1 esterase inhibitor [human]	HAE	Shire	U.S. and Europe
KALBITOR (ecallantide)	HAE	Shire	U.S.
GATTEX REVESTIVE	Short Bowel Syndrome ("SBS")	Shire	U.S., Europe and Canada[15]
NATPARA	Control of hypocalcemia in patients with hypoparathyroidism	Shire	U.S.
Treatments for diseases in Other therapeutic areas
FOSRENOL (lanthanum carbonate)	Hyperphosphatemia in end-stage renal disease	Shire	U.S., Europe and Japan[16]
XAGRID AGRYLIN (anagrelide hydrochloride)	Elevated platelet counts in at risk essential thrombocythemia patients	Shire	Europe and Japan

10
Marketed in Brazil as VENVANSE and in the EU as ELVANSE or TYVENSE.

11
Marketed by distributors in certain other markets.

12
Marketed in the U.S. as LIALDA and in Europe as MEZAVANT XL or MEZAVANT.

13
Marketed in Japan under licence by Dainippon Sumitomo Pharma Co., Ltd. ("DSP").

14
Marketed in Asia Pacific under licence by Genzyme.

15
Marketed in the U.S. as GATTEX and in Europe and Canada as REVESTIVE.

16
Marketed by distributors in certain other markets; marketed in Japan under licence by Bayer Yakuhin Limited ("Bayer").

Treatments for ADHD

ADHD is a common psychiatric disorder in children, adolescents and adults. The disorder is recognised by the WHO and is thought to affect around 5 per cent. of children and adolescents globally. Worldwide, 3.4 per cent. (range 1.2-7.3 per cent.) of adults aged 18 to 44 are thought to have ADHD. The core symptoms are inattention, hyperactivity and impulsivity. While the exact origin of ADHD is not known, studies have indicated that ADHD is typically associated with certain structural and functional brain abnormalities17.

(i)
VYVANSE

VYVANSE (lisdexamfetamine dimesilate) is a pharmacologically inactive prodrug of dexamphetamine, which is a central nervous system stimulant. After oral administration, it is rapidly absorbed from the gastrointestinal tract and hydrolysed primarily by red blood cells to dexamfetamine, which is responsible for the drug's activity. VYVANSE is administered in capsules, and is currently available in seven once-daily dosage strengths of 10mg, 20mg, 30mg, 40mg, 50mg, 60mg, and 70mg.

VYVANSE was first approved in the U.S. by the FDA for the treatment of ADHD in children (aged 6-12) in February and for the treatment of ADHD in adults in April 2008. VYVANSE was also approved for adolescents (aged 13-17) with ADHD in November 2010.

VYVANSE was also approved by the FDA for the treatment of moderate to severe BED in adults on 30 January 2015.

VYVANSE is also approved to treat ADHD in Australia, Brazil, Canada and Mexico, and in the United Kingdom and nine other European states under the name ELVANSE, TYVENSE and VENVANSE depending on the country specific marketing authorisation.

VYVANSE sales in 2015 were $1.7 billion, an increase of 19 per cent. from $1.4 billion in 2014.

(ii)
ADDERALL XR

ADDERALL XR is an extended release treatment for ADHD, which uses MICROTROL drug delivery technology and is designed to provide once-daily dosing. It is available in 5mg, 10mg, 15mg, 20mg, 25mg and 30mg capsules and can be administered as either a capsule or sprinkled on soft food.

The FDA approved ADDERALL XR as a once-daily treatment of ADHD for children aged six to 12 in October 2001, for adults in August 2004 and for adolescents (aged 13 to 17) in July 2005.

At 31 December 2015, ADDERALL XR was approved in two countries.

ADDERALL XR sales in 2015 were $363 million, a decrease of 5 per cent. from $383 million in 2014.

(iii)
INTUNIV

INTUNIV (guanfacine) is a once-daily, extended-release formulation of guanfacine hydrochloride. It is prescribed as monotherapy or as adjunctive therapy in combination with stimulant medication. INTUNIV is administered in tablets, and is currently available in four once-daily dosage strengths of 1mg, 2mg, 3mg and 4mg.

INTUNIV was approved by the FDA for the treatment of children and adolescents aged six to 17 on 28 February 2011. On 21 September 2015, Shire was granted a MAA for the EU and EAA. The granting of this MAA will expand the sale of INTUNIV to 31 additional countries, located in the EU and EEA. INTUNIV has been launched in Germany, UK and Denmark.

INTUNIV sales in 2015 were $65 million, a decrease of 80 per cent. from $327 million in 2014. This decrease reflects the impact of increased competition from generics since December 2014, which resulted in lower prescription demands. Shire expects that sales of INTUNIV will continue to face a number of challenges, in particular from generics and, notwithstanding the grant of a MAA in respect of the EU and EEA, INTUNIV in the U.S. will continue to represent a decreasing proportion of the Shire Group's overall future sales.

17
https://www.shire.com/newsroom/2015/october/Shire-announces-2015-excellence-in-adhd-patient-group-award-winners

Treatments for GI diseases

(i)
LIALDA/MEZAVANT

LIALDA is a formulation of mesalamine approved for the induction of remission in patients with active, mild to moderate ulcerative colitis ("UC") and for the maintenance of remission of UC. Once-daily LIALDA contains the highest mesalamine dose per tablet (1.2g), so patients can take as few as two tablets once daily. LIALDA is marketed in certain territories outside the U.S. by Shire under the trade name MEZAVANT and MEZAVANT XL.

Shire has in-licensed the worldwide royalty-bearing rights to LIALDA/MEZAVANT from Nogra Pharma excluding Italy Vatican State, San Marino, South America and Central America. Shire sublicensed these rights in Japan to Mochida Pharmaceutical Co., Ltd.

At 31 December 2015, LIALDA/MEZAVANT was approved in the U.S., Canada and Europe.

LIALDA/MEZAVANT sales in 2015 were $684 million, an increase of 8 per cent. from $634 million in 2014. Prescription demand for in the U.S. for LIALDA/MEZAVANT grew by 10 per cent. in 2015.

(ii)
PENTASA

PENTASA controlled release capsules are indicated for the induction of remission and for the treatment of patients with mild to moderately active ulcerative colitis. Ulcerative colitis is a serious chronic inflammatory disease of the colon in which part, or all, of the large intestine becomes inflamed and often ulcerated. Typically, patients go through periods of relapse and remission and can suffer from diarrhoea, bleeding and abdominal pain. Once diagnosis is confirmed, patients are usually treated for life.

The first line treatment for inflammatory bowel disease is with mesalamine (5-aminosalicylic acid (5-ASA)) based products.

PENTASA is an ethylcellulose-coated, controlled release capsule formulation designed to release therapeutic quantities of mesalamine throughout the gastrointestinal tract. PENTASA is available in 250mg and 500mg capsules.

As of December 31, 2015, Shire's formulation of Pentasa was approved in the U.S. only.

PENTASA sales in 2015 were $306 million, an increase of 6 per cent. from $290 million in 2014.

(iii)
GATTEX/REVESTIVE

GATTEX/REVESTIVE is an injection administered once daily that helps improve intestinal absorption of fluids and nutrients, reducing the frequency and volume of parenteral nutrition. It is used to treat adults with SBS who need additional nutrition from intravenous feeding (parenteral nutrition). SBS is a condition in which a large portion of the intestine has been removed by surgery. Extensive loss of the intestine can lead to poor absorption of fluids and nutrients from food needed to maintain good health. As a result, patients with SBS often receive parenteral nutrition.

At 31 December 2015, GATTEX/REVESTIVE was launched in the U.S., Canada, Sweden, Denmark, Germany, Norway and France.

Shire acquired GATTEX/REVESTIVE through its acquisition of NPS Pharma on 21 February 2015. GATTEX/REVESTIVE sales for the period 21 February 2015 to 31 December 2015 were $142 million.

(iv)
NATPARA/NATPAR

NATPARA/NATPAR is a prescription parathyroid hormone used as an adjunct to calcium and vitamin D, administered once daily, designed to help regulate hypocalcemia (low blood calcium levels) in patients with hypoparathyroidism.

Hypoparathyroidism occurs when the body secretes abnormally low levels of parathyroid hormone, which helps regulate calcium and phosphorus levels in the body.

NATPARA was approved by the FDA in the U.S. on 23 January 2015. NATPARA has been granted Orphan Drug exclusivity by the FDA. The NATPARA Biologics License Application ("BLA") also benefits from the 12 years of Reference Product Exclusivity from the date of registration given to innovator biologics in the U.S. under the Patient Protection and Affordable Care Act.

Shire acquired NATAPARA/NATPAR through its acquisition of NPS Pharma on 21 February 2015. Following the acquisition, Shire made NATPARA available on 1 April 2015. NATPARA/NATPAR sales for the period 1 April 2015 to 31 December 2015 were $24 million.

NATPARA, known as NATPAR in Europe, is currently under review in Europe as an adjunct to calcium and vitamin D to control hypocalcemia in patients with HPT. The EMA granted Orphan Drug designation for NATAPARA /NATPAR in January 2014.

Rare diseases

(i)
REPLAGAL

REPLAGAL is a treatment for Fabry disease. Fabry disease is a rare, inherited genetic disorder resulting from a deficiency in the activity of the lysosomal enzyme alpha-galactosidase A, which is involved in the breakdown of fats. Although the signs and symptoms of Fabry disease vary widely from patient to patient, the most common include severe pain of the extremities, impaired kidney function often progressing to full kidney failure, early heart disease, stroke and disabling gastrointestinal symptoms. The disease is estimated to affect 1 in 40,000 males, and is less frequent in females.

REPLAGAL is a fully human alpha-galactosidase A protein that replaces the deficient alpha-galactosidase A with an active enzyme to ameliorate the clinical manifestations of Fabry disease. In August 2001, REPLAGAL was granted marketing authorisation and co-exclusive specialised drug status in the EU with up to 10 years' market exclusivity.

At 31 December 2015, REPLAGAL was approved in 53 countries, excluding the U.S.

REPLAGAL sales in 2015 were $441 million, a decrease of 12 per cent. from $500 million in 2014.

(ii)
ELAPRASE

ELAPRASE is a treatment for Hunter syndrome (also known as Mucopolysaccharidosis Type II or MPS II). Hunter syndrome is a rare, inherited genetic disorder mainly affecting males that interferes with the body's ability to break down and recycle waste substances called mucopolysaccharides, also known as glycosaminoglycans ("GAGs"). Hunter syndrome is one of several related lysosomal storage diseases. In patients with Hunter syndrome, cumulative buildup of GAGs in cells throughout the body interferes with the way certain tissues and organs function, leading to severe clinical complications and early mortality.

ELAPRASE was approved by the FDA on 24 July 2006 and launched in the U.S. during August 2006. On 8 January 2007, the European Commission granted marketing authorisation for the use of ELAPRASE for the long-term treatment of patients with Hunter syndrome.

In October 2007, ELAPRASE received approval for sale and marketing from the Ministry of Health, Labour and Welfare in Japan and, in January 2008, from the Therapeutic Goods Administration in Australia. In 2008, ELAPRASE was also approved in Mexico and South Korea in February and Russia in March. As part of an agreement with Genzyme Corporation ("Genzyme"), Genzyme will manage the sales and distribution of ELAPRASE in Japan and Australia.

ELAPRASE has been granted specialised drug status by the EMEA, providing it with up to 10 years' market exclusivity in the EU from the date of the grant of the relevant marketing authorisation.

At 31 December 2015, ELAPRASE was approved in 64 countries.

ELAPRASE sales in 2015 were $553 million, a decrease of 7 per cent. from $593 million in 2014.

(iii)
CINRYZE

Shire acquired ViroPharma in January 2014, and in doing so acquired its CINRYZE HAE drug. On 16 October 2015, Shire submitted an Investigational Drug Application ("IND") to the FDA for CINRYZE subcutaneous administration in HAE. On 16 November 2015, Shire received verbal notification from the FDA that it was safe to proceed with the Phase 3 trial for the IND and subsequently initiated its Phase 3 programme.

CINRYZE contains C1 esterase inhibitor to prevent HAE attacks. CINRYZE is administered as an intravenous injection ("IV") to prevent attacks and swelling in teenagers and adults with HAE. CINRYZE is indicated for routine prophylaxis against angiodema attacks in adolescent and adult patients with HAE.

At 31 December 2015, CINRYZE was approved in 36 countries.

CINRYZE sales in 2015 were $618 million, an increase of 23 per cent. from $503 million in 2014.

(iv)
FIRAZYR

FIRAZYR is a peptidomimetic drug consisting of 10 amino acids, which is a selective and specific antagonist of bradykinin B2 receptors. The active substance, icatibant, is a specific bradykinin B2 receptor antagonist. It represents a novel, targeted, subcutaneously-administered approach to the treatment of HAE attacks designed to block the effects of bradykinin, the key mediator of edema formation. Icatibant has a specialised drug designation status in the EU and U.S. for treatment of HAE. Where commercially available, the drug is supplied in a pre-filled 3ml syringe.

The European Commission approved FIRAZYR for self-administration after training in subcutaneous injection technique by a healthcare professional on 3 March 201118. The FDA granted marketing approval for FIRAZYR on 25 August 201119. FIRAZYR has been granted Orphan Drug exclusivity by both the FDA and the EMA, providing it with up to seven and 10 years' market exclusivity in the U.S. and EU, respectively, from the date of the grant of the relevant marketing authorisation.

At 31 December 2015, FIRAZYR was approved in 44 countries.

FIRAZYR sales in 2015 were $445 million, an increase from $364 million in 2014. FIRAZYR sales grew by 22 per cent. in 2015.

(v)
VPRIV

VPRIV is a hydrolytic lysosomal glucocerebroside-specific enzyme, which is a recombinant form of glucocerebrosidase indicated as a long-term enzyme replacement therapy for those paediatric and adult patients suffering from Gaucher disease Type 1. It was approved by the FDA on 26 February 2010.

At 31 December 2015, VPRIV was approved in 51 countries.

VPRIV sales in 2015 were $342 million, a decrease of 7 per cent. from $367 million in 2014.

Treatments for other therapeutic areas

FOSRENOL

FOSRENOL is a phosphate binder that is indicated for use in patients with end-stage renal disease (stage 5) receiving dialysis and, from October 2009, is also indicated in the EU for the treatment of adult patients with chronic kidney disease ("CKD") who are not on dialysis with serum phosphate > 1.78 mmol/L (5.5 mg/dL) in which a low phosphate diet alone is insufficient to control serum phosphate levels. FOSRENOL binds dietary phosphate in the gastrointestinal tract to prevent it from passing through the gut lining and, based upon this mechanism of action, phosphate absorption from the diet is decreased.

Formulated as a chewable tablet, FOSRENOL is available in 500mg, 750mg and 1,000mg dosage strengths.

At 31 December 2015, FOSRENOL was approved in 49 countries.

FOSRENOL sales in 2015 were $178 million, a decrease of 3 per cent. from $183 million in 2014.

5.2   Royalties received from other products

Cinacalcet HCI

Following the acquisition of NPS Pharma in February 2015, Shire receives royalties arising from NPS Pharma's collaborations with Amgen, Janssen Pharmaceuticals and Kyowa Hakko Kirin. Amgen markets Cinacalcet HCI as Sensipar in the U.S. and as Mimpara in the EU; Janssen Pharmaceuticals markets tapentadol as Nucynta in the U.S.; and Kyowa Hakko Kirin markets Cinacalcet HCI as Regpara in Japan, Hong Kong, Malaysia, Macau, Singapore and Taiwan. Shire is entitled to royalties from the relevant net sales of these products.

18
Source: https://www.shire.com/newsroom/2011/march/european-commission

19
Source: https://www.shire.com/newsroom/2011/august/fda-approves-shires

Antiviral products

Shire receives royalties on antiviral products based on certain of Shire's patents licensed to GlaxoSmithKline. These antiviral products are for HIV and Hepatitis B virus. Royalty terms expired in most territories outside of the U.S. during 2012. In the U.S., royalty terms expire between 2015 and 2018.

ADHD

(i)
ADDERALL XR

Shire receives royalties from Impax Laboratories' sales of its authorised generic version of ADDERALL XR. From the third quarter of 2012, Shire also started receiving royalties from Actavis' sales of their generic version of ADDERALL XR.

(ii)
INTUNIV

From 1 December 2014, Shire received royalties from Actavis' sales of its generic version of INTUNIV, for 180 days from launch. Such sales required the payment of a royalty of 25 per cent. of gross profits to Shire during the 180-day period of Actavis' exclusivity, from 1 December 2014 to 21 May 2015.

Hyperphosphatemia

FOSRENOL

Shire licensed the rights to FOSRENOL in Japan to Bayer in December 2003. Bayer launched FOSRENOL in Japan in March 2009. Shire receives royalties from Bayer's sales of FOSRENOL in Japan. Shire has also received milestone payments from Bayer based on the achievement of certain sales thresholds and may receive further milestone payments in the future if certain sales thresholds are achieved.

In addition, Shire has licensed the rights to certain other products to third parties and receives royalties on third party sales.

Dyax

Following the acquisition of Dyax on 22 January 2016 Shire has acquired rights to future milestones and royalties from Dyax's Licensing and Research Funded Portfolio, including royalties arising from relevant net sales of Lilly's CYRAMZA.

5.3   Out-licensed products

Shire has entered into collaborative and out-licensing arrangements under which it has out-licensed certain products or intellectual property rights for consideration such as upfront payments, development milestones, sales milestones and/or royalty payments.

In some of these arrangements, both Shire and the licensee are actively involved in the development and commercialisation of the licensed product and have exposure to risks and rewards dependent on that product's commercial success. As at 31 December 2015, under the terms of these collaborative and out-licensing arrangements, the Group may receive development milestone payments up to an aggregate amount of $32 million and sales milestones up to an aggregate amount of $43 million. The receipt of these substantive milestones is uncertain and contingent on the achievement of certain development milestones or the achievement of a specified level of annual net sales by the licensee. In the 12 months to 31 December 2015, Shire received cash in respect of upfront and milestone payments totalling $19.6 million (2014: $2.2 million). In the 12 months to 31 December 2015, Shire recognised milestone income of $8.9 million (2014: $16.7 million) in other revenues and $51.0 million (2014: $46.5 million) in product sales for shipment of product to the relevant licensee.

5.4   In-licensed products

On 23 July 2014, Shire and ArmaGen Inc. ("ArmaGen"), a U.S.-based, privately held biotechnology company, announced a worldwide licensing and collaboration agreement to develop and commercialise AGT-182, an investigational enzyme replacement therapy ("ERT") for the potential treatment of both the central nervous system ("CNS") and somatic manifestations in patients with Hunter syndrome ("MPS II"). Under the terms of the agreement, Shire has obtained worldwide commercialisation rights for AGT-182 and an equity stake in ArmaGen in exchange for an upfront cash payment of $15 million. Shire will reimburse ArmaGen for research and development work carried out by ArmaGen and pay future milestones up to a maximum of $208 million contingent upon the achievement of certain development, regulatory and commercial milestones. ArmaGen will also be entitled to royalties on future relevant net sales.

In the year to 31 December 2015, Shire paid $2.5 million in exchange for an additional equity stake in ArmaGen and Shire's share of R&D costs under this arrangement was $7.8 million, which was expensed to R&D.

Shire and ArmaGen are conducting the collaboration through a joint steering committee. As part of the agreement, ArmaGen is responsible for conducting and completing the Phase 1/2 study, after which point Shire will be responsible for further clinical development, including Phase 3 trials, and commercialisation.

5.5   Future products

Products under development

The table below lists the Shire Group's key products under development by disease areas indicating the most advanced development status reached in key markets. In addition to the products under development listed below, a number of additional early development projects, focused on rare diseases, are under way in various stages of pre-clinical development.

Following the acquisition of Dyax on 22 January 2016, Shire acquired Dyax's pipeline portfolio comprising a number of programmes at various stages of development. Shire is currently assessing the remainder of Dyax's pipeline portfolio.

Product	Disease areas	Most advanced development status
Phase 1 trials aim to test the safety of a new medicine. A small number of people, who may be healthy volunteers, are given the medicine. Researchers test for side effects and calculate what the right dose might be to use in treatment.
This will usually be the first time the medicine has been tried on humans. To minimise the risk, researchers start with small doses and only increase the dose if the volunteers do not experience any side effects, or if they only experience minor side effects.
SHP611	Metachromatic Leukodystrophy (MLD) (Phase 1/2)	Phase 1/2
SHP622	Friedreich's Ataxia	Phase 1
SHP627	Focal Segmental Glomeruloscelrosis	Phase 1
SHP626	Non-Alcoholic Steatohepatitis	Phase 1
SHP631	Hunter syndrome	Phase 1
SHP623	Angioedema	Phase 1
Phase 2 trials are for products that have passed Phase 1 trials. Phase 2 trials test the new medicine on a larger group of people who are ill. This is to get a better idea of its effects in the short term.
SHP635	Autosomal dominant hypocalcemia	Phase 2
SHP610	Sanfilippo A	Phase 2
SHP609	Hunter IT	Phase 2/3
SHP607	Prevention of Retinopathy of Prematurity (ROP)	Phase 2
LDX (Japan)	ADHD	Phase 2/3
SHP616 (CINRYZE)	Acute Neuromyelitis Optica	Phase 2/3
SHP625	Primary Biliary Cirrhosis	Phase 2
SHP625	Progressive Familial Intrahepatic Cholestasis	Phase 2

Product	Disease areas	Most advanced development status
SHP625	Alagille syndrome	Phase 2
SHP625	Primary Sclerosing Cholangitis	Phase 2
Phase 3 trials are only for medicines that have already passed Phases 1 and 2.
They test medicines in larger groups of people who are ill, and compare new medicine against an existing treatment or a placebo to see if it is better in practice and if it has important side effects. Phase 3 trials often last a year or more and involve several thousand patients.
REVESTIVE (Japan)	Treatment of adults with short bowel syndrome (SBS)	Phase 3
FIRAZYR (Japan)	HAE	Phase 3
SHP616 (CINRYZE Japan)	HAE Prophylaxis	Phase 3
SHP616 (CINRYZE)	HAE Prophylaxis	Phase 3
SHP616 (CINRYZE SC)	Acute Antibody Mediated Rejection	Phase 3
SHP555 (U.S.)	Chronic Constipation	Phase 3
SHP465	ADHD	Phase 3
SHP620 (Maribavir)	CMW in transplant patients	Phase 3 ready
SHP621	Eosinophilic Esophagitis	Phase 3
SHP643 (formerly DX-2930)	HAE	Phase 3
SHP640 (formerly FST-100)	Infectious conjunctivitis	Phase 3 ready
Certain jurisdictions require that a drug be registered prior to being manufactured, sold, supplied, imported or possessed and administrated. These include the U.S. and UK.
INTUNIV (Japan)	ADHD	Registration
Natpar (EU)	Hypoparathyroidism	Registration
SHP606 (lifitegrast-US)	Dry eye disease	Registration

Products in registration as at 31 December 2015

INTUNIV for the treatment of ADHD in Japan

Under a collaboration agreement, Shionogi and Shire will co-develop and sell treatments for ADHD in Japan, including INTUNIV. A Phase 3 clinical programme to evaluate the efficiency and safety of INTUNIV in Japanese patients aged six to 17 has been completed. Filing is expected in 2016.

SHP606 (lifitegrast) for the treatment of Dry Eye Disease (DED)

On 9 April 2015, Shire announced that the FDA had accepted for filing a New Drug Application ("NDA") for lifitegrast, and granted a Priority Review designation.

On 30 April 2014, Shire announced top-line results from the prospective, randomised, double-masked, placebo-controlled SONATA trial which indicated no ocular or drug-related serious adverse events. The safety data indicated in the SONATA trial was entirely consistent with that observed in the Phase 2, OPUS-1 and OPUS-2 studies for lifitegrast. Additional data and analyses will be submitted for presentation at upcoming medical meetings.

Following the Phase 2, OPUS-1 and OPUS-2 studies for lifitegrast, Shire has fully enrolled a Phase 3 safety and efficacy study (OPUS-3) in support of potential U.S. and potential international regulatory submissions. OPUS-3 is a multicentre, randomised, double-masked, placebo-controlled, parallel arm study with a 14-day open-label placebo screening run-in period followed by a 12-week randomised, masked treatment period with a primary efficacy endpoint in subjective patient reported symptoms of DED, as measured by the eye dryness score.

On 16 October 2015, the FDA issued a complete response letter requesting an additional clinical study to support the new drug application for lifitigrast as a treatment for the signs and symptoms of dry eye disease in adults. On 27 October 2015, Shire announced positive topline results from OPUS-3 a phase 3 efficacy and safety study of lifitegrast versus placebo. OPUS-3 compared lifitegrast to placebo administered twice daily for 84 days (12 weeks) in patients with dry eye disease, a recent history of artificial tear use within 30 days of study entry and an eye dryness score ("EDS") =40. Lifitegrast met the single primary endpoint for patient-reported symptoms of eye dryness (mean change in EDS from baseline to week 12) (treatment difference of 7.16 (95% CI), 3.04, 11.28; p=0.0007). In addition, lifitegrast met the key secondary endpoints of symptom improvement at Days 14 and 42 (treatment difference (95% CI) 7.85 (4.33, 11.37) and 9.32 (5.44, 13.20) respectively, (p<0.0001)). OPUS-3 also evaluated the safety and tolerability of lifitegrast based on occurrence of treatment-emergent adverse events. The safety and tolerability profile of lifitegrast in OPUS-3 was consistent with previous studies involving lifitegrast. Shire has incorporated these data into the resubmitted NDA which was filed in January of 2016. The FDA has accepted the NDA establishing a PDUFA date of 22 July 2016.

NATPAR for the treatment of HPT

NATPAR (NATPARA in the U.S.) is currently under review in Europe as an adjunct to calcium and vitamin D to control hypocalcemia in patients with HPT.

Products in clinical development as at 31 December 2015

(i)    Phase 3 and Phase 3-ready

REVESTIVE (Japan) for the treatment of short bowel syndrome (SBS) in Japan

With the acquisition of NPS Pharma, Shire acquired the global rights to GATTEX an approved therapy in the United States and Europe to treat adults with SBS who are dependent on parenteral support. A Phase 3 bridging study in adults was initiated in Japan in 2014 and is currently ongoing.

SHP643 (formerly DX-2930) for the treatment of ADHD in adults

SHP643 is a Phase 3-ready novel long-acting highly potent human monoclonal antibody inhibitor of pKal, which has patent protection and anticipated regulatory exclusivity beyond 2030. Proof of concept was demonstrated in a multicentre, randomised, double-blind, placebo-controlled, multiple ascending dose Phase 1B study in HAE patients, based on patients in 300mg, 400mg and placebo groups, who reported having at least two HAE attacks in the three months prior to study entry. Each patient received two treatments of SHP643 separated by 14 days. During the pre-specified, primary efficacy interval of six weeks (Day 8 to 50), the HAE attack rate was reduced by over 90% in the SHP643 combined 300mg and 400mg arms, with 0 attacks in the 300mg group (n=4; p < 0.0001) and 0.045 attacks per week in the 400mg group (n=11; p=0.005), compared to 0.37 attacks per week in the placebo group (n=11). SHP643 was well tolerated at all dose levels with no evidence of dose-limiting toxicity up to 400mg. The most common adverse events were HAE attacks, injection site pain, and headache, which were not appreciably higher in the SHP643 arms compared with placebo.

With a novel mechanism of action, the potential for more convenient dosing in an every other week or once monthly subcutaneous injectable form and the ability to significantly reduce HAE attacks, Shire believes that SHP643 has the potential to expand the market to patients currently not treated with prophylaxis therapy.

SHP643 has received Fast Track, Breakthrough Therapy, and Orphan Drug designations by the FDA and received Orphan Drug status in the EU. Enrolment into Phase 3 clinical trials is anticipated to start in the first quarter of 2016.

SHP465 for the treatment of ADHD in adults

Shire's NDA for SHP465 was previously submitted in 2006 to support the use of SHP465 as a longer-acting, once-daily treatment for ADHD in adults. SHP465 (mixed salts of a single entity amphetamine) capsules provide an extended-release of amphetamines to provide coverage of ADHD symptoms.

On 7 April 2015, Shire announced that it had reached an agreement with the FDA on a clear regulatory path for SHP465. Shire has begun dosing patients in a Phase 3 study designed to evaluate the efficacy of

SHP465 administered as a daily morning dose compared to a placebo in the treatment of children and adolescents (six to 17 years of age) diagnosed with ADHD.

FIRAZYR for the treatment of HAE in Japan

Shire initiated a Phase 3 trial to evaluate the efficacy and safety of FIRAZYR for the treatment of HAE in Japanese patients in 2015. Patient enrolment is currently ongoing.

SHP555 (prucalopride; marketed as RESOLOR in the EU) for the treatment of chronic constipation in the U.S.

On 10 January 2012, Shire announced that it had acquired the rights to develop and market prucalopride in the U.S. in an agreement with Janssen Pharmaceutica N.V. Resolor was approved in 2009 in Europe for use in women for the symptomatic treatment of chronic constipation in whom laxatives fail to provide adequate relief. On 3 June 2015, Shire announced that prucalopride has been approved by the European Commission for use in adults (men and women) for the symptomatic treatment of chronic constipation in whom laxatives fail to provide adequate relief. RESOLOR is approved for use in women in Europe, so the new variation extends the use of this treatment to male patients. Shire has discussed with the FDA the requirements for filing an NDA for prucalopride and is currently working towards fulfilling those requirements in anticipation of an NDA submission.

SHP609 for the treatment of Hunter syndrome with CNS symptoms

SHP609 is in development as an enzyme replacement therapy delivered intrathecally for the treatment of Hunter syndrome patients with early cognitive impairment. Hunter syndrome is a Lysosomal Storage Disorder. In December 2014, the FDA granted SHP609 Fast Track designation. In addition, this product has been granted Orphan Drug designation in the U.S. Shire initiated a pivotal Phase 2/3 clinical trial in the fourth quarter of 2013 which is enrolling and an extension study is ongoing.

SHP616 (CINRYZE) for the treatment of Acute Antibody Mediated Rejection ("AMR")

A Phase 2 study for the treatment of AMR with SHP616 was completed in 18 patients. Shire has received FDA and EMA feedback and submitted an IND in the second quarter of 2015. The FDA granted Fast Track designation for SHP616 in October 2015 and Shire plans to initiate a Phase 3 study for the treatment of acute AMR in the first quarter of 2016.

SHP616 (CINRYZE) for routine prophylaxis against HAE attacks in adolescent and adult patients in Japan

CINRYZE is indicated in the U.S. for prophylaxis and in the EU for both prophylaxis and acute treatment of angioedema attacks in adolescent and adult patients with HAE. Based on feedback from the Pharmaceutical and Medical Devices Agency ("PMDA"), a Clinical Trial Notification ("CTN") was resubmitted and approved on 2 October 2014.

SHP616 (CINRYZE SC) lifecycle management

Shire is pursuing a subcutaneous formulation of CINRYZE for routine prophylaxis against HAE attacks in adolescent and adult patients. An IND was submitted in October, and Shire plans to initiate a Phase 3 study in the first quarter of 2016.

SHP620 (maribavir) for the treatment of cytomegalovirus ("CMV") infection in transplant patients

SHP620 was acquired as part of the acquisition of ViroPharma. Shire has completed two Phase 2 studies in transplant recipients. The first trial was in first-line treatment of asymptomatic CMV viremia in transplant recipients and the results of this study showed that maribavir, at all doses, was at least as effective as valganciclovir in the reduction of circulating CMV to below the limits of assay detection (undetectable plasma CMV). The second study recently completed was for the treatment of resistant/refractory CMV infection/disease in transplant recipients. The purpose of this study was to determine whether maribavir is efficacious and safe in patients with disease which is resistant or refractory to the standard of care CMV therapy (e.g. valganciclovir, foscarnet). This study also showed that maribavir, at all doses, was effective at lowering CMV to below the limits of assay detection. Approximately two-thirds of patients across the maribavir treatment groups achieved undetectable plasma CMV DNA (viral load) within six weeks. This product has been granted Orphan Drug designation in both the U.S. and EU. In late June 2015, Shire conducted an end of Phase 2 meeting with the FDA and received further clarity on the path forward. Based upon this feedback, and additional FDA feedback in November, Shire plans to progress the programme into Phase 3 in 2016.

SHP621 OBS, for the treatment of adolescents and adults with Eosinophilic Esophagitis ("EoE")

As a result of the acquisition of Meritage Pharma Inc. ("Meritage"), Shire acquired the global rights to Meritage's Phase 3-ready compound, OBS, for the treatment of adolescents and adults with EoE, a rare, chronic inflammatory GI disease. EoE is a chronic disease that is increasingly being diagnosed in children and adults, with an estimated prevalence in the U.S. of 181,000. It is characterised by inflammation and accumulation of a specific type of immune cell, called an eosinophil, in the oesophagus. EoE patients may have persistent or relapsing symptoms related to oesophageal dysfunction, which include dysphagia (difficulty swallowing) and food impaction.

OBS is a proprietary viscous oral formulation of budesonide that is designed to coat the oesophagus where the drug can act locally. Budesonide is the active pharmaceutical ingredient in several products approved by the FDA, including products for the treatment of asthma, allergic rhinitis, ulcerative colitis and Crohn's disease. Budesonide is a corticosteroid and has an established safety profile in those diseases.

The FDA has granted Orphan Drug designation to OBS for the treatment of patients with EoE. Shire initiated a Phase 3 programme for the treatment of adolescents and adults with EoE in January 2016.

SHP640 (formerly FST-100) for the treatment of infectious conjunctivitis

With the acquisition of Foresight on 30 July 2015, Shire acquired global rights to SHP640, a therapy in late-stage development for the treatment of infectious conjunctivitis, an ocular surface condition commonly referred to as pink eye. Foresight had completed a Phase 2 proof-of-concept efficacy and safety clinical trial programme for SHP640 which involved two studies in adenoviral conjunctivitis—one three-arm study and another two-arm pilot study. While the two-arm study showed a trend toward efficacy, there were too few subjects testing positive for a viral presence for the study to deliver meaningful results, and it was not statistically significant. In the three-arm study, patients treated with SHP640 showed a statistically significant improvement in rates of clinical cure and viral eradication versus vehicle at Day 6. The Phase 2 clinical data formed the basis of a meeting with the FDA, in which Foresight discussed the path forward to conduct a Phase 3 clinical development programme for SHP640. Shire intends to initiate a Phase 3 programme in the first quarter of 2017. If approved by regulatory agencies, Shire believes that SHP640 has the potential to become the first agent to treat both viral and bacterial conjunctivitis.

LDX20 for the treatment of ADHD in Japan

Under a collaboration agreement, Shionogi and Shire will co-develop and sell ADHD products in Japan, including LDX. A Phase 2 clinical programme to evaluate the efficacy and safety of LDX in Japanese patients aged six to 17 was initiated in the second quarter of 2013 and is ongoing.

SHP616 (CINRYZE) new uses

In addition to initiating a Phase 3 study in AMR (discussed above), Shire is considering pursuing the development of CINRYZE in Neuromyelitis Optica ("NMO"). Shire received feedback from the FDA in the second quarter of 2015 on NMO and is in the process of determining an optimal path forward which could lead to a Phase 2/3 clinical trial in 2016.

(ii)    Phase 2

SHP607 for the prevention of ROP

SHP607 is in development as a protein replacement therapy for the preventative treatment of ROP, a rare eye disorder associated with premature birth. In December 2014, Shire received notification that SHP607 was granted Fast Track designation by the FDA. In addition, this product has been granted Orphan Drug designation in both the U.S. and EU. A Phase 2 clinical trial completed enrolment in December 2015.

20
Currently marketed as VYVANSE in the U.S. and ELVANSE in the EU for the treatment of ADHD.

SHP610 for Sanfilippo A syndrome (Mucopolysaccharidosis IIIA)

SHP610 is in development as an ERT delivered intrathecally for the treatment of Sanfilippo A syndrome, a Lysosomal Storage Disorder. The Company initiated a Phase 1/2 clinical trial in August 2010 which has now completed. Shire initiated a Phase 2b clinical trial for SHP610, which is designed to establish clinical proof of concept. The product has been granted Orphan Drug designation in the U.S. and in the EU.

SHP625 for the treatment of cholestatic liver disease

SHP625 was acquired as part of the acquisition of Lumena. Shire is currently conducting Phase 2 studies in the following indications: Alagille Syndrome ("ALGS"), Progressive Familial Intrahepatic Cholestasis ("PFIC"), Primary Biliary Cirrhosis ("PBC"), and Primary Sclerosing Cholangitis ("PSC"). This product has been granted Orphan Drug designation both in the U.S. and EU.

On 9 April 2015, Shire announced that the 13-week Phase 2 IMAGO trial of SHP625 did not meet the primary or secondary endpoints in the study of 20 paediatric patients with ALGS. Mean serum bile acid levels and pruritus at the end of the study were lower in both SHP625 and placebo treated groups as compared to baseline. However, in a post-hoc analysis, a positive correlation between per cent. changes from baseline in serum bile acid levels and pruritus was observed in the SHP625 treated group.

In late May 2015, Shire received results from the CLARITY study, a 13-week, double-blind, placebo-controlled Phase 2 study of SHP625 (formerly LUM001) in combination with ursodeoxycholic acid ("UDCA") in PBC. SHP625 did not meet the primary endpoint as measured by change in pruritus or the secondary endpoint in level of liver disease as measured by alkaline phosphatase ("ALP"). However, there was a significant reduction in mean serum bile acid levels versus placebo.

In June 2015, Shire received preliminary results from an interim analysis of the INDIGO study, a 72-week open-label Phase 2 study in PFIC. The interim analysis was based on the first 12 subjects who completed 13 weeks of treatment per protocol. SHP625 was well tolerated but there was no statistically significant reduction in mean serum bile levels from baseline. A change from baseline analysis was planned as there is no placebo treatment arm in this study. The changes from baseline for pruritus did reach statistical significance. Five of the 20 patients who received the drug experienced sustained decreases from baseline in serum bile acids ranging from 86 to 99 per cent. and also experienced marked reductions in pruritus as evidenced by absence of or only mild scratching at their last evaluation in this ongoing study. In this subset of patients where biomarkers of liver damage were elevated at baseline, as assessed by alanine transaminase ("ALT") and Total Bilirubin, these values were normalised during the study. Shire continues to analyse the totality of the data to determine an appropriate path forward.

(iii)    Phase 1

SHP611 for the treatment of MLD

SHP611 is in development as recombinant human arylsulfatase A ("rASA") delivered intrathecally every other week for the treatment of the late infantile form of MLD. This product has been granted Orphan Drug designation in the U.S. and the EU. The Company initiated a 24-patient Phase 1/2 clinical trial in August 2012. The primary endpoint of this trial is to determine the safety of ascending doses of rASA over 40 weeks.

The secondary endpoint focuses on decline in motor function as defined by change in baseline Gross Motor Function Measure ("GMFM-88"). Exploratory endpoints include change from baseline in cerebrospinal fluid sulfatide levels and change from baseline in the total MLD severity score based on brain MRI. The trial is currently ongoing, but top-line interim results were available in late April. Based upon interim data for the first 18 patients, SHP611 was safe and well tolerated at all doses. In addition, while not statistically significant and despite a decline in GMFM-88 score across all doses, the highest dose caused a slower decline over the 40-week study period compared to the lower dose treatment groups. The higher dose group also showed encouraging data in reduced MLD MRI score and reductions of CSF sulfatide.

Shire intends to continue to analyse these interim results and determine an optimal path forward in this development programme.

SHP622 for the treatment of Friedreich's Ataxia ("FA")

SHP622 is in development for the treatment of Friedreich's Ataxia and was acquired as part of the acquisition of ViroPharma. This product is a naturally occurring small molecular weight drug compound that prevents oxidative stress OX1 (indole-3-propionic acid) by a combination of hydroxyl radical scavenging activity and metal chelation. Phase 1 studies in healthy adults were completed in 2010. The drug was found to be generally well tolerated, and the pharmacokinetics revealed that the drug was rapidly absorbed and distributed in the body after oral administration. A Phase 1b trial of SHP622 in adults with FA has completed enrolment.

SHP623 for prophylactic treatment of HAE

SHP623 is a recombinant C1 inhibitor for the prophylactic treatment of HAE or other complement mediated diseases. SHP623 is intended to have a clinical profile similar to CINRYZE while providing manufacturing advantages and higher potency. In the fourth quarter of 2015, Shire received FDA approval of an IND to initiate a first-in-human study. The study was initiated in the first quarter of 2016.

SHP626 for the treatment of non-alcoholic steatohepatitis ("NASH")

SHP626 was acquired as part of the acquisition of Lumena and is in development for the treatment of NASH, a common and often "silent" liver disease characterised by fat deposits in the liver and inflammation which can progress to significant fibrosis. A U.S. IND was approved by the FDA in the fourth quarter of 2014, and a Phase 1b multiple dose trial has been completed.

SHP627 for the treatment of focal segmental glomerulosclerosis ("FSGS")

On 4 July 2014, Shire completed its acquisition of Fibrotech, an Australian biopharmaceutical company developing a new class of orally available drugs with a novel mechanism of action which has the potential to address both the inflammatory and fibrotic components of disease processes. SHP627 has completed a Phase 1a study in healthy volunteers and is currently in a Phase 1b study in patients with diabetic nephropathy. The first Phase 2 study is expected to be initiated in FSGS patients in 2017.

SHP631 for the treatment of the CNS and somatic manifestations in patients with MPS II

On 23 July 2014, Shire announced a worldwide licensing and collaboration agreement with ArmaGen for SHP631 (also known as AGT-182). SHP631 is an investigational enzyme replacement therapy for the potential treatment of both the central nervous system and somatic manifestations in patients with MPS II. SHP631 is designed to take advantage of the body's natural system for transporting products across the blood brain barrier by using the same receptor that delivers insulin to the brain.

SHP631 has received Orphan Drug designation from both the FDA and the EMA. In the second quarter of 2015, ArmaGen initiated a Phase 1 sequential, open-label, dose escalation, multi-dose study in adults with Hunter syndrome. At least two dose levels, assuming tolerability, are planned sequentially, and the trial is expected to deliver information on the possible effect of SHP631 on CSF levels of glycosaminogly can substrate, which will be important in determining the next steps in clinical development.

6.     Research and development, strategic partnerships and intellectual property

6.1   R&D

Shire's R&D is orientated around a prioritised portfolio of clinical development and research programmes. Shire's R&D policy is to focus on five therapeutic areas: Neuroscience, GI/Metabolic Diseases, Renal/Fibrotic Diseases, Ophthalmic Diseases and Diseases of the Complement Cascade. Shire concentrates its resources on obtaining regulatory approval for later-stage pipeline products within these therapeutic areas and focuses its early stage research on activities in rare diseases.

As described in the "Organisational structure" section above, in 2013 Shire combined its R&D functions as part of its "One Shire" reorganisation. As part of this reorganisation, Shire undertook a review of all of its pipeline programmes and identified those projects which fell in line with the Company's new strategic direction and had an acceptable likelihood of success. Following that review and overall streamlining of the R&D organisation, several clinical and pre-clinical projects were discontinued which resulted in the elimination of a significant number of R&D roles and functional roles that support R&D in Basingstoke, and some positions were re-located.

Total R&D spending in 2015 was $1.6 billion, an increase from $1.1 billion in 2014, and $933 million in 2013.

6.2   Strategic Partnerships

University of Florida

In June 2015, the Company entered into a one-year sponsored research agreement ("SRA") with Professor Alfred Lewin at the University of Florida to sponsor research aimed at:

•
establishing a relationship between exposure and efficacy (i.e. the level of exposure in the target tissue at which a given drug has a beneficial effect); and

•
estimating the minimum dose of a given drug required to achieve a desired effect.

This agreement has been subsequently extended to June 2017.

University of Michigan

In November 2015, the Company entered into an SRA, due to end in December 2016, with Matthias Kretzler, MD at the University of Michigan with a view to defining the functional context of the FT011 receptor in renal disease through bioinformatic and IHC analyses.

University of Southern California

In June 2011, the Company entered into an SRA, due to end in March 2016, with Professor Mei Chen at the University of Southern California to evaluate the feasibility of IV administration of rC7 collagen for the treatment of RDEB. This agreement has now come to an end.

6.3   Intellectual property

An important part of Shire's business strategy is to protect its products and technologies through the use of patents and trademarks, to the extent available. Shire also relies on trade secrets, unpatented know-how, technological innovations and contractual arrangements with third parties to maintain and enhance its competitive position where it is unable to obtain patent protection or where marketed products are not covered by specific patents.

Shire's policy is to seek patent protection for proprietary technology whenever possible in the U.S., Canada, major European countries and Japan. Where practicable, Shire seeks patent protection in other countries on a selective basis. In all cases, Shire endeavours to either obtain patent protection itself or support patent applications by its licensors.

In the regular course of business, the Company's patents may be challenged by third parties. The Company is a party to litigation or other proceedings relating to intellectual property rights.

For further information relating to the intellectual property policy of the Shire Group, as well as a selective list of its material patents, please refer to paragraph 7 of Part XIII (Additional Information).

7.     Markets

In 2015, approximately 73 per cent. of Shire's product sales were attributable to the U.S., 17 per cent. to Europe, 3 per cent. to Latin America and 7 per cent. to other regions. A breakdown of product sales by region and by product for the period covered by the historical financial information is contained below.

	Product sales (per cent.) by region for year ended
Territory	31 December 2015	31 December 2014	31 December 2013
USA	73	70	67
Europe	17	20	21
Latin America	3	4	4
Other	7	6	8

	Product sales by product for year ended
Product	31 December 2015	31 December 2014	31 December 2013
	($'M)	($'M)	($'M)
VYVANSE	1,722.2	1,449.0	1,227.8
LIALDA/MEZAVANT	684.4	633.8	528.9
CINRYZE	617.7	503.0	—
ELAPRASE	552.6	592.8	545.6
FIRAZYR	445.0	364.2	234.8
REPLAGAL	441.2	500.4	467.9
ADDERALL XR	362.8	383.2	375.4
VPRIV	342.4	366.7	342.7
PENTASA	305.8	289.7	280.6
FOSRENOL	177.6	183.0	183.4
GATTEX/REVESTIVE	141.7	—	—
XAGRID	100.8	108.5	99.4
INTUNIV	65.1	327.2	334.9
NATPARA	24.4	—	—
Other product sales	116.2	128.9	136.1

Total product sales	6,099.9	5,830.4	4,757.5

8.     Income Access Scheme

Shire has put into place income access arrangements which enable holders of Shire Shares, other than ADS holders, to choose whether they receive their dividends from Shire, a company tax resident in the Republic of Ireland, or from Old Shire, a Shire group company tax resident in the UK. The Depository Bank has made an election on behalf of all ADS holders such that they will receive dividends from Old Shire under the income access arrangements. Old Shire has issued one income access share to the Income Access Trust (the "IAS Trust") which is held by the trustee of the IAS Trust (the "Trustee").

If a dividend is announced or declared by Shire on the Shire Shares, an amount is paid by Old Shire by way of a dividend on the income access share to the Trustee, and such amount is paid by the Trustee to holders of Shire Shares who have elected (or are deemed to have elected) to receive dividends under these arrangements. The dividend which would otherwise be payable by Shire to holders of Shire Shares will be reduced by an amount equal to the amount paid to the holders of Shire Shares by the Trustee. If there is any shortfall between the amount paid on the income access share and on-paid by the Trustee, Shire will be obliged to pay a dividend on the relevant Shire Shares equivalent to the amount of the shortfall. It is the expectation, although there can be no certainty, that Old Shire will distribute dividends on the income access share to the Trustee for the benefit of all holders of Shire Shares who make an income access share election in an amount equal to what would have been such Shire Shareholder's entitlement to dividends from Shire in the absence of the income access share election. Shire will be able to suspend or terminate these arrangements at any time, in which case the full Shire dividend will be paid directly by Shire to those holders of Shire Shares (including the Depository Bank) who have made an income access share election. A holder of Shire Shares who holds 25,000 or fewer Shire Shares at the first record date after he first becomes a holder of Shire Shares, and who does not make a contrary election, will be deemed to have made an election to receive dividends under these arrangements from Old Shire.

Changes are proposed to the Shire Articles of Association pursuant to which Shire Shareholders who would otherwise be treated as having elected to receive dividends under these arrangements will be treated as not having so elected unless they have (i) provided certain information which the Shire Board has determined is necessary in order for Shire, any subsidiary of Shire and/or the Trustee and each of their respective agents to comply with any applicable legal and/or regulatory requirements, and (ii) complied with any other terms which the Shire Board may impose by way of written notice to the relevant holder of Shire Shares.

PART III

INFORMATION ON BAXALTA

The following information should be read in conjunction with the information appearing elsewhere in this document, including Baxalta's audited historical consolidated and combined financial information for the 52 weeks ended 31 December 2013, the 52 weeks ended 31 December 2014 and the 52 weeks ended 31 December 2015 in Part VIII (Historical Consolidated and Combined Financial Information relating to the Baxalta Group). Unless otherwise indicated, the selected financial information included in this Part III (Information on Baxalta) has been extracted without material adjustment from the Baxalta Group's historical consolidated and combined financial information contained in Part VIII (Historical Consolidated and Combined Financial Information relating to the Baxalta Group).

1.     Overview

Baxalta is a global biopharmaceutical company with a substantial portfolio of differentiated therapies that seek to address unmet medical needs across many disease areas, including haemophilia, immunology and oncology. More specifically, Baxalta develops, manufactures and markets a diverse portfolio of treatments for haemophilia and other bleeding disorders, immune deficiencies, alpha-1 antitrypsin deficiency, burns and shock, and other chronic and acute medical conditions, as well as oncology treatments for acute lymphoblastic leukaemia. Baxalta is also investing in emerging technology platforms, including gene therapy and biosimilars.

Baxalta's business strategy is aimed at improving diagnosis, treatment and standards of care across a wide range of bleeding disorders and other rare chronic and acute medical conditions, capitalising on the Baxalta's differentiated portfolio, ensuring the sustainability of supply to meet growing demand for therapies across core disease areas, and accelerating innovation by developing and launching new treatments while leveraging its expertise into new emerging therapeutics through acquisitions and collaborations with others.

In 2015, Baxalta's worldwide net sales totalled approximately $6.1 billion, an increase of 3 per cent. over 2014 at actual foreign currency exchange rates and 11 per cent. at constant foreign currency exchange rates. In 2015, the company achieved adjusted EBITDA from continuing operations of $2.1 billion.

Selected key financial information in relation to Baxalta's products sales and out-licensing activities for the years ended 31 December 2013, 2014, and 2015 is set out below. This information has been extracted without material adjustment from the historical consolidated and combined financial information contained in Part VIII (Historical Consolidated and Combined Financial Information relating to the Baxalta Group)21.

Key statement of income	2013	2014	2015
	($'M)	($'M)	($'M)
Net sales	5,555	5,952	6,148
Adjusted EBITDA	2,005	2,150	2,112

Total assets[22]	7,559	8,583	12,329
Total liabilities	2,380	2,836	8,405
Total net assets	5,179	5,747	3,924

2.     History

Baxalta was incorporated in Delaware on 8 September 2014, in connection with the separation of Baxter's biopharmaceutical business from its diversified medical products business. On 1 July 2015, Baxalta separated from Baxter, becoming an independent company as a result of the contribution of property by Baxter to Baxalta in exchange for Baxalta Shares, cash, and the assumption of certain liabilities, together

21
Net Sales and Adjusted EBITDA exclude "pro forma" adjustments that would reflect various impacts of the separation from Baxter, such as revenues from the manufacturing and supply agreement whereby Baxalta has agreed to manufacture and sell certain products to Baxter.

22
Baxalta elected to adopt, ahead of the required deadline, new income tax accounting guidance issued by the FASB on a retrospective basis starting on 31 December 2015. As a result, Baxalta has made certain reclassifications to its consolidated or combined balance sheets starting with the period ending 31 December 2015 and retroactively applying to prior year balances disclosed in the table above. The reclassifications had the effect of decreasing previously reported total assets and total liabilities by $201 million and $183 million for the years ended 31 December 2014 and 2013, respectively.

with the distribution by Baxter of approximately 80.5 per cent. of the Baxalta Shares to Baxter's shareholders. Baxter retained 19.5 per cent. of the Baxalta Shares immediately following the distribution.

Baxalta's offices are located at 1200 Lakeside Drive, Bannockburn, Illinois 60015, USA.

3.     Acquisitions

3.1   Sigma-Tau Finanziaria S.p.A ("Sigma-Tau")

In July 2015, Baxalta acquired the ONCASPAR (pegaspargase) product portfolio from Sigma-Tau, a privately held biopharmaceutical company based in Italy, through the acquisition of 100 per cent. of the shares of a subsidiary of Sigma-Tau for $890 million, net of cash acquired.

Through the acquisition, Baxalta gained the marketed biologic treatment ONCASPAR, the investigational biologic calaspargase pegol, and an established oncology infrastructure with clinical and sales resources. ONCASPAR is a first-line biologic used as part of a chemotherapy regimen to treat patients with acute lymphoblastic leukaemia. It is currently marketed in the U.S., Germany, Poland and certain other countries.

Historical annual sales for ONCASPAR were approximately $100 million, and Baxalta has recorded ONCASPAR net sales of $87 million from the acquisition date up to and including 31 December 2015.

3.2   SuppreMol GmbH ("SuppreMol")

In March 2015, Baxalta acquired all of the outstanding shares of SuppreMol, a privately held biopharmaceutical company based in Germany for $228 million.

Through the acquisition, Baxalta acquired SuppreMol's early-stage pipeline of treatment options for autoimmune and allergic diseases, as well as its operations in Munich, Germany. The acquired investigational treatments will complement and build upon Baxalta's immunology portfolio and offer an opportunity to expand into new areas with significant market potential and unmet medical needs in autoimmune diseases.

The acquired in-process research and development primarily relates to SuppreMol's lead candidate SM-101, an investigational immunoregulatory treatment, which has completed Phase IIa studies in idiopathic thrombocytopenic purpura ("ITP", a disorder causing low platelet levels) and systemic lupus erythematosus ("SLE", a disorder in which the immune system attacks healthy tissue).

3.3   AesRx, LLC ("AesRx")

In June 2014, Baxalta acquired all of the outstanding membership interests in AesRx, obtaining AesRx's programme related to the development and commercialisation of treatments for sickle cell disease.

Baxalta made an initial payment of $15 million, and may make additional payments of up to $278 million related to the achievement of development and regulatory milestones, in addition to sales milestones of up to $550 million. The estimated fair value of the contingent payment was $65 million at the date of acquisition.

3.4   Chatham Therapeutics, LLC ("Chatham")

In April 2014, Baxalta acquired the outstanding membership interests in Chatham gaining access and intellectual property rights to its gene therapy platform for the treatment of haemophilia B programme (BAX 355, currently in Phase I clinical trial) as well as preclinical haemophilia A programme, and the potential future application to additional haemophilia treatments.

Baxalta made an initial payment of $70 million, and may make additional payments of up to $560 million related to the achievement of development, regulatory and first commercial sale milestones, in addition to other sales milestones of up to $780 million. The estimated fair value of the contingent payment liabilities was $77 million at the date of acquisition.

3.5   Acquisition of certain OBIZUR-related assets from Inspiration BioPharmaceuticals, Inc. ("Inspiration") and Ipsen Pharma S.A.S. ("Ipsen")

In March 2013, the investigational haemophilia compound OBIZUR and related assets were acquired from Inspiration, and certain other OBIZUR related assets, including manufacturing operations, were acquired from Ipsen pursuant to Inspiration's bankruptcy proceedings. Ipsen was Inspiration's senior secured creditor and had been providing Inspiration with debtor in possession financing to fund Inspiration's operations and the sales process. Additionally, Ipsen was the owner of certain assets acquired in the transaction.

Baxalta made an initial payment of $51 million, and may make additional payments of up to $135 million upon the achievement of specified milestones, as well as other sales-based payments. The estimated fair value of the contingent payment liabilities for both the milestones and other sales-based payments totalled $269 million at the date of acquisition.

4.     Organisational structure

A list of subsidiaries of Baxalta is included in paragraph 14.2 of Part XIII (Additional Information).

5.     Operations and markets

Baxalta has a global footprint with approximately 17,000 employees worldwide as of 31 December 2015 and products available in more than 100 countries. Baxalta is headquartered in Bannockburn, Illinois, USA and manufactures its products in more than 10 manufacturing facilities around the world. Baxalta owns or has long-term leases on all of its manufacturing facilities. Baxalta's principal manufacturing facilities are listed below:

Plasma Fractionation/Purification	Recombinant Manufacturing	Other
Los Angeles, CA	Neuchatel, Switzerland	Milford, MA, USA
Vienna, Austria	Woodlands, Singapore	Orth, Austria
Lessines, Belgium	Krems, Austria
Pisa, Italy
Rieti, Italy

In addition to the manufacturing facilities listed above, Baxalta is currently building a state-of-the-art manufacturing facility near Covington, Georgia, USA to support the growth of its plasma-based products. The timeline on the project spans several years with commercial production scheduled to begin in 2018.

Baxalta is also expanding its manufacturing facility in Krems, Austria, and expects that production will commence at the expanded facility in 2018.

Baxalta owns and operates plasma collection facilities in the U.S. and Austria through its wholly-owned subsidiary BioLife Plasma Services L.P. ("BioLife"). BioLife operates and maintains more than 80 state-of-the-art plasma collection facilities in 24 states throughout the U.S. and at seven locations in Austria. Baxalta also maintains relationships with other plasma suppliers to ensure that it retains the flexibility to meet market demand for its plasma-based therapies, including through its 10 year contract manufacturing agreement with Sanquin Blood Supply Foundation of the Netherlands. There have been no recent significant availability problems or supply shortages with respect to raw materials.

Baxalta's facility in Hoover, Alabama, USA is a critical facility for the testing of human plasma, including plasma collected by its BioLife subsidiary for use in Baxalta's products.

In 2014, Baxalta entered into a long-term lease in Cambridge, Massachusetts, USA for a facility that serves as Baxalta's global innovation and R&D centre.

Baxalta has strong and extensive sales, marketing and distribution networks around the world to support its products. In 2015, approximately 54 per cent. of Baxalta's product sales were attributable to the U.S., and 46 per cent. to other regions23. Baxalta has its own direct sales force and also makes sales to and through independent distributors, drug wholesalers acting as sales agents and specialist pharmacy or other alternative site providers. Baxalta reviews its sales channels from time to time, and will make changes in its sales and distribution model as Baxalta believes necessary to best implement Baxalta's business plan and strategies. Managed care providers (for example, health maintenance organisations), hospitals, and state and federal government agencies are also important customers. In the U.S., third parties warehouse and ship a significant portion of Baxalta's products through their distribution centres. These centres are generally stocked with adequate inventories to facilitate prompt customer service. Sales and distribution methods include frequent contact by sales and customer service representatives, automated

23
Net sales based on a U.S. GAAP basis.

communications via various electronic purchasing systems, circulation of catalogues and merchandising bulletins, direct-mail campaigns, trade publication presence and advertising. International sales are made and products are distributed on a direct basis or through independent distributors or sales agents in approximately 100 countries. In many international locations, including much of Europe, Latin America, Asia and Australia, for example, the government purchases products through public tenders or collective purchasing.

6.     Products of Baxalta

Baxalta's business consists of a portfolio of products serving patient needs in a variety of ways. These are divided into five groups: Haemophilia, Inhibitor Therapies, Immunoglobulin Therapies BioTherapeutics and Oncology, each of which are further described below, together with selected details for products within each group.

6.1   Haemophilia

Baxalta is one of the leading producers of haemophilia therapies, and expects to continue to build on its leadership position with new therapies for bleeding disorders. The haemophilia category accounted for $2.8 billion, $3.0 billion and $2.8 billion, or 46 per cent., 50 per cent. and 50 per cent., of Baxalta's sales in 2015, 2014 and 2013, respectively. Haemophilia products currently offered by Baxalta include:

(i)
ADVATE

ADVATE [Antihaemophilic Factor (Recombinant)] is the world's leading rFVIII therapy. ADVATE is a recombinant antihaemophilic factor indicated for use in adults and children with haemophilia A (congenital factor VIII deficiency or classic haemophilia) for control and prevention of bleeding episodes, perioperative management and routine prophylaxis to prevent or reduce the frequency of bleeding episodes. ADVATE is approved in over 60 countries and Baxalta intends to continue to improve diagnosis and prophylaxis treatment rates and overall access to ADVATE-based therapies over the next several years.

(ii)
ADYNOVATE

In November 2015, Baxalta received regulatory approval for ADYNOVATE (BAX 855) in the U.S. ADYNOVATE is an extended half-life rFVIII treatment for haemophilia A based on ADVATE. ADYNOVATE uses the same manufacturing process as ADVATE and adds a proven technology, PEGylation (a chemical process that prolongs the amount of time a compound remains in circulation, potentially allowing for fewer injections), which Baxalta has exclusively licensed from Nektar Therapeutics. The U.S. patent covering the composition of matter for this technology has a protected expiry date of 2024, subject to potential patent-term extension as applicable.

(iii)
RECOMBINATE

RECOMBINATE [Antihaemophilic Factor (Recombinant)], as with ADVATE, is a recombinant antihaemophilic factor indicated for use in adults and children with haemophilia A for control and prevention of bleeding episodes, perioperative management and routine prophylaxis to prevent or reduce the frequency of bleeding episodes. RECOMBINATE was Baxalta's first generation recombinant therapy and was introduced in 1992, more than 10 years prior to ADVATE's 2003 introduction.

(iv)
HEMOFIL M

HEMOFIL M [Antihaemophilic Factor (Human) Method M, Monoclonal Purified], is indicated in haemophilia A for the prevention and control of haemorrhagic episodes. Antihaemophilic factor ("AHF") is a protein found in normal plasma which is necessary for clot formation. The administration of HEMOFIL M provides an increase in plasma levels of AHF and can temporarily correct the coagulation defect of patients with haemophilia A.

(v)
IMMUNATE

IMMUNATE is a highly purified, double virus-inactivated, plasma-derived Factor VIII/von Willebrand Factor complex concentrate, suitable for the treatment of haemophilia A and von Willebrand disease with FVIII deficiency.

(vi)
IMMUNINE

IMMUNINE [Purified Factor IX Concentrate Virus-Inactivated] is indicated for treatment and prophylaxis of bleeding episodes caused by congenital or acquired factor IX deficiency (haemophilia B, or Christmas disease, haemophilia B with factor IX inhibitors, and acquired factor IX deficiency due to spontaneous development of factor IX inhibitors).

(vii)
RIXUBIS

RIXUBIS [Coagulation Factor IX (Recombinant)] was launched in the U.S. in 2013 for the treatment of haemophilia B. RIXUBIS is an injectable medicine used to replace clotting factor IX that is missing in people with haemophilia B.

(viii)
PROTHROMPLEX TOTAL

PROTHROMPLEX TOTAL is a powder and solvent for solution for injection containing human prothrombin complex and is indicated in adults for the treatment and perioperative prophylaxis of bleeding in acquired deficiency of prothrombin complex coagulation factors, as well as for the treatment and perioperative prophylaxis of haemorrhages in congenital deficiency of vitamin K-dependent coagulation factors when purified specific coagulation factor concentrate is not available.

6.2   Inhibitor Therapies

The Inhibitor Therapies category accounted for $787 million, $744 million and $651 million, or 13 per cent., 13 per cent. and 12 per cent. of Baxalta's sales in 2015, 2014 and 2013, respectively. Baxalta's current Inhibitor Therapies products are:

(i)
FEIBA

FEIBA [Anti-Inhibitor Coagulant Complex] is Baxalta's plasma-based inhibitor bypass therapy, and is a leading plasma-derived inhibitor management therapy. FEIBA is indicated for the control of spontaneous bleeding episodes or to cover surgical interventions in haemophilia A and haemophilia B patients with inhibitors.

(ii)
OBIZUR

OBIZUR [Antihaemophilic Factor (Recombinant), Porcine Sequence] is an acquired haemophilia A therapy that consists of a recombinant porcine factor VIII.

6.3   Immunoglobulin Therapies

Baxalta's sales related to Immunoglobulin Therapies products were $1.8 billion, $1.7 billion and $1.6 billion, or 28 per cent., 28 per cent., and 29 per cent. of Baxalta's sales in 2015, 2014 and 2013, respectively. Immunoglobulin Therapies products currently offered by Baxalta include:

(i)
GAMMAGARD LIQUID/KIOVIG

GAMMAGARD LIQUID [Immune Globulin Intravenous (Human)] is Baxalta's liquid formulation of the antibody-replacement therapy immunoglobulin product. GAMMAGARD LIQUID is used to treat patients with primary immunodeficiency ("PID"). The most common types of PID result in an inability to make a very important type of protein called antibodies, which help the body fight off infections from bacteria or viruses. GAMMAGARD LIQUID is made from human plasma that is donated by healthy people and contains antibodies collected from these healthy people that replace the missing antibodies in PID patients.

KIOVIG is the brand name used for GAMMAGARD LIQUID outside the U.S.

(ii)
HYQVIA

HYQVIA [Immune GlobulinInfusion 10% (Human) with Recombinant Human Hyaluronidase] is a product consisting of human normal immunoglobulin ("IG") and recombinant human hyaluronidase (licensed from Halozyme). The IG provides the therapeutic effect and the recombinant human hyaluronidase facilitates the dispersion and absorption of the IG administered subcutaneously, increasing its bioavailability. The IG is a 10 per cent. solution that is prepared from human plasma consisting of at least 98 per cent. immunoglobulin G, which contains a broad spectrum of antibodies. HYQVIA is the only subcutaneous IG treatment for PID patients with a dosing regimen requiring only one infusion up to once per month and one injection site per infusion to deliver a full therapeutic dose of IG. HYQVIA is approved in Europe for use by adults with PID syndromes and myeloma or chronic lymphocytic leukaemia (CLL) with severe secondary hypogammaglobulinemia and recurrent infections, and in the United States for adults with PID.

(iii)
GAMMAGARD S/D

GAMMAGARD S/D [Immune Globulin Intravenous (Human)] is indicated for the treatment of PID in patients aged two years and older. GAMMAGARD S/D is also indicated for prevention of bacterial infections in hypogammaglobulinemia and/or recurrent bacterial infections associated with B-cell CLL, treatment of adult patients with chronic idiopathic thrombocytopenic purpura (ITP) to increase platelet count and to prevent and/or control bleeding, and prevention of coronary artery aneurysms associated with Kawasaki Syndrome in paediatric patients.

(iv)
SUBCUVIA

Subcuvia [Human Normal Immunoglobulin] is a replacement therapy in adults and children with PID syndromes, as well as replacement therapy in myeloma and CLL with severe secondary hypogammaglobulinemia and recurrent infections.

6.4   BioTherapeutics

Baxalta's sales related to BioTherapeutics products were $684 million, $547 million and $502 million in 2015, 2014 and 2013, respectively, or 11 per cent., nine per cent., and nine per cent. of Baxalta's sales in 2015, 2014 and 2013, respectively. BioTherapeutics products currently offered by Baxalta include:

(i)
FLEXBUMIN

Baxalta's FLEXBUMIN [Albumin (Human)] products are indicated for hypovolemia, hypoalbuminemia due to general causes and burns, and for use during cardiopulmonary bypass surgery as a component of the pump prime, while FLEXBUMIN 25 per cent. is also indicated for hypoalbuminemia associated with adult respiratory distress syndrome ("ARDS") and nephrosis, and haemolytic disease of the newborn ("HDN"). FLEXBUMIN is the first and only preparation of human albumin to be packaged in a flexible plastic container. The FLEXBUMIN flexible, shatterproof container offers important safety features for hospitals by eliminating risk of glass breakage and affords the ability to infuse without a vented administration set. The lighter weight and reduced space requirements for FLEXBUMIN compared to glass containers of equal volume make Baxalta's FLEXBUMIN products more compatible with hospital inventory storage systems. FLEXBUMIN's product portfolio includes multiple formulations with both five per cent. in a 250ml solution and 25 per cent. in 50ml and 100ml solutions.

(ii)
BUMINATE

Baxalta's BUMINATE [Albumin (Human)] products are indicated for hypovolemia, hypoalbuminemia associated with general causes and burns, and use during or prior to cardiopulmonary bypass surgery as a component of the pump prime, while BUMINATE 25 per cent. is also indicated for hypoalbuminemia associated with ARDS and nephrosis, and HDN. Baxalta's BUMINATE products offer the same high-quality human albumin as FLEXBUMIN, but packaged in glass bottles as BUMINATE in various concentrations and bottle sizes.

(iii)
ARALAST NP

ARALAST NP is an alpha1-proteinase inhibitor (Alpha1-PI) indicated for chronic augmentation therapy in adults with clinically evident emphysema due to severe congenital deficiency of Alpha1-PI (alpha1-antitrypsin deficiency). ARALAST NP increases antigenic and functional (anti-neutrophil elastase capacity, ANEC) serum levels and antigenic lung epithelial lining fluid ("ELF") levels of Alpha1-PI.

(iv)
GLASSIA NP

GLASSIA NP is also an Alpha1-PI used for adults who have clinically evident emphysema due to severe congenital alpha-1 antitrypsin deficiency. GLASSIA is used to increase antigenic and functional (anti-neutrophil elastase capacity, or ANEC) serum levels and antigenic lung ELF levels of Alpha1-PI.

(v)
CEPROTIN

CEPROTIN is a protein C concentrate [(Human)] replacement therapy to increase protein C to levels that reduce symptoms by allowing the blood to clot normally. Protein C plays an important part in blood clotting by stopping the blood from clotting when enough clots have been produced. If not corrected, damage from too much clotting can cause death.

6.5   Oncology

In 2015, Baxalta launched its Oncology division, focused on transforming promising molecules into life-changing therapies for cancer patients with limited options. Baxalta's sales related to oncology were $87 million in 2015. Baxalta is looking to build a targeted pipeline that focuses on external innovation to drive growth by partnering with early-stage R&D companies in the oncology community to develop a diversified portfolio of oncology therapies.

(i)
ONCASPAR

ONCASPAR is indicated as a component of a multi-agent chemotherapeutic regimen for the first-line treatment of patients with acute lymphoblastic leukaemia (ALL) and for the treatment of patients with ALL and hypersensitivity to native forms of L-asparaginase. ONCASPAR is currently approved in the U.S. as a first-line treatment and in certain European countries as a second-line option.

6.6   Collaborations

Baxalta's significant arrangements are discussed below:

Precision BioSciences:    In February 2016, Baxalta entered into a strategic immuno-oncology collaboration with Precision BioSciences, Inc. ("Precision"), a private biopharmaceutical company based in the United States, specialising in genome editing technology. Together, Baxalta and Precision intend to develop chimeric antigen receptor (CAR) T cell therapies for up to six unique targets, with the first programme expected to enter clinical studies in late 2017. On a product-by-product basis, following successful completion of early-stage research activities up to Phase 2, Baxalta will have exclusive option rights to complete late-stage development and worldwide commercialisation. Precision is responsible for development costs for each target prior to option exercise. Baxalta made an upfront payment of $105 million to Precision, which will be recorded as R&D expense in the first quarter of 2016. Baxalta may make additional payments related to option fees and development, regulatory, and commercial milestones totalling up to $1.6 billion, in addition to future royalty payments on worldwide sales. Precision also has the right to participate in the development and commercialisation of any licensed products resulting from the collaboration through a 50/50 co-development and co-promotion option in the United States.

Symphogen:    In December 2015, Baxalta entered into a research, option and commercial agreement with Symphogen, a private biopharmaceutical company headquartered in Denmark, that is developing recombinant antibodies and antibody mixtures. Under the terms of the agreement, the company has options to obtain exclusive licensing rights for three specified proteins in development for the treatment of immune-oncology diseases as well as three additional proteins that may be selected at a later date. Each option is exercisable for a period of 90 days when each protein is ready for Phase 2 clinical trials. Symphogen is responsible for development costs for each protein until option exercise, at which point Baxalta would be responsible for development costs.

Baxalta made an upfront payment of $175 million in January 2016, which was recognised as R&D expense in 2015 upon entering into the agreement. Each option exercise fee is variable depending on when it is exercised, with a maximum exercise price of up to €20 million for each protein. Baxalta may make additional payments of up to approximately €1.2 billion related to development, regulatory and commercial milestones achieved after option exercise for all six proteins, in addition to future royalty payments.

SFJ Pharmaceuticals Group:    In June 2015, Baxalta entered into an agreement with SFJ Pharmaceuticals Group ("SFJ") relating to adalimumab (BAX 923) (formerly known as M923/BAX 2923), whereby SFJ will fund up to $200 million of specified development costs related to Baxalta's BAX 923 programme, in exchange for payments in the event the product obtains regulatory approval in the United States or Europe. The terms of the agreement include funding limitations of up to $50 million for incurred costs through Phase 1 development and cumulative spending caps in six-month intervals to 31 December 2017. The contingent success payments total approximately 5.5 times the incurred development costs and are payable in annual instalments over an approximate eight-year period following the dates of regulatory approval. The development funding from SFJ is being recognised as an offset to R&D expenses as incurred because there is substantive and genuine transfer of risk to SFJ. The R&D expense offset for 2015 was $58 million. BAX923 is one of the biosimilars in which Baxalta is collaborating with Momenta Pharmaceuticals, Inc. as further described below.

Merrimack Pharmaceuticals, Inc. (MM-398 also known as "nal-IRI"):    In September 2014, Baxalta entered into an exclusive licence agreement with Merrimack Pharmaceuticals, Inc. ("Merrimack") relating to the development and commercialisation of MM-398 (nanoliposomal irinotecan injection). The arrangement includes all potential indications for MM-398 across all markets with the exception of the United States and Taiwan. The first indication being pursued is for the treatment of patients with metastatic pancreatic cancer who were previously treated with gemcitabine-based therapy. In 2014, Baxalta recognised an R&D charge of $100 million related to the upfront payment. Upon entering into the agreement, Baxalta had the potential to make future payments of up to $870 million related to the achievement of development, regulatory and commercial milestones, in addition to royalty payments.

Coherus Biosciences, Inc. (etanercept):    In August 2013, Baxalta entered into an exclusive licence agreement with Coherus Biosciences, Inc. ("Coherus") to develop and commercialise a biosimilar to ENBREL (etanercept) for Europe, Canada, Brazil and certain other markets. Baxalta also has the right of first refusal to certain other biosimilars in the collaboration. Under the terms of the agreement, Coherus is responsible for the development plan, preparation of regulatory filings, and manufacture of the product, subject to certain cost reimbursement by Baxalta. Baxalta can terminate the agreement if certain costs exceed a specific cap. In 2013, Baxalta recognised an R&D charge of $30 million related to its decision to pursue the development of etanercept. Upon entering into the agreement, Baxalta had the potential to make future payments of up to $169 million relating to the achievement of development and regulatory milestones, in addition to future royalty payments.

Momenta Pharmaceuticals, Inc. (biosimilars):    In February 2012, Baxalta entered into an exclusive licence agreement with Momenta Pharmaceuticals, Inc. ("Momenta") to develop and commercialise biosimilars. The arrangement includes specified funding by Baxalta, as well as other responsibilities, relating to development and commercialisation activities. In 2012, Baxalta recognised an R&D charge of $33 million related to an upfront payment. Upon entering into the agreement, Baxalta had the potential to make future payments of up to approximately $202 million related to the exercise of options to develop additional products and the achievement of technical, development and regulatory milestones for these products, in addition to future royalty payments and potential profit-sharing payments.

6.7   Products under development

The table below lists the Baxalta's key products and programmes under development by disease areas.

Product	Disease areas
Haematology:
VONVENDI	Treatment of von Willebrand disease
BAX 826	Next generation extended half-life recombinant factor VIII for treatment of haemophilia A
BAX 335	Gene therapy for treatment of haemophilia B
BAX 817	Recombinant factor VIIa treatment for acute bleeding episodes in haemophilia A or B
Immunology:
20 per cent. GAMMAGARD LIQUID	Higher potency immunoglobulin therapy
HYQVIA	Expanding indication to chronic inflammatory demyelinating polyradiculoneuropathy (CIDP)
SM101	Investigational immunoregulatory treatment
Oncology:
Nal-IRI (MM-398)	Metastatic pancreatic cancer treatment
Calaspargase pegol	Treatment of acute lymphocytic leukaemia
BAX 069	Treatment of solid tumours
Symphogen Collaboration	Immuno-oncology
Precision BioSciences Collaboration	Immuno-oncology (Allogeneic CAR T)
Biosimilars:
BAX 2200 (Biosimilar to Enbrel (etanercept))	Treatment of autoimmune diseases
BAX 923 (Biosimilar to Humira (adalimumab))	Treatment of autoimmune diseases and inflammatory diseases

7.     Separation from Baxter

Following its separation from Baxter on 1 July 2015, Baxalta has operated as a standalone entity. Each of Baxalta and Baxter is an independent public company. Pursuant to the separation, Baxalta and Baxter entered into the Separation and Distribution Agreement, and several other agreements to govern their relationship from 1 July 2015. Further details of the following agreements are described in paragraph 11 of Part XIII (Additional Information):

•
the Separation and Distribution Agreement;

•
the Transition Services Agreement;

•
the Long Term Services Agreement;

•
the Tax Matters Agreement;

•
the Manufacturing and Supply Agreement;

•
the Employee Matters Agreement;

•
the Trademark Licence Agreement;

•
the Galaxy Licence Agreement;

•
the International Commercial Operations Agreement; and

•
the Shareholders' and Registration Rights Agreement.

Certain key terms of the Separations and Distribution Agreement, and the Transition Services Agreement are also included below.

The Separation and Distribution Agreement

The Separation and Distribution Agreement sets out the agreements between Baxter and Baxalta regarding the principal transactions required to effect Baxalta's separation from Baxter and set out which assets were to be transferred from Baxter to Baxalta on separation, including which liabilities were to be retained by Baxter, and which were to transfer to Baxalta.

Baxalta is subject to a number of ongoing obligations under the Separation and Distribution Agreement, including a requirement to provide information to Baxter in certain circumstances. The Separation and Distribution Agreement also imposes certain obligations relating to the retention of information and confidentiality.

Further details of the Separation and Distribution Agreement are included at paragraph 11.5 of Part XIII (Additional Information).

Transition Services Agreement

Baxalta and Baxter entered into a transition services agreement prior to the distribution, pursuant to which each of them (and their respective subsidiaries) will provide to each other various services on an interim, transitional basis. The services provided by Baxter include, among others, finance, information technology, human resources, supply chain and other administrative services. These services are, generally, provided on a cost-plus basis. The services will generally terminate within 24 months (or 36 months in the case of information technology) of 1 July 2015.

Further details of the Transition Services Agreement are included at paragraph 11.6 of Part XIII (Additional Information).

8.     Baxter tax

Baxter and Baxalta entered into the Tax Matters Agreement prior to the distribution. Among other terms, the Tax Matters Agreement provides that Baxalta will be liable to Baxter in the event that a Baxter tax liability arises if Baxalta takes or fails to take (as the case may be) certain actions that may result in the distribution element of the Spin-Off by Baxter failing to meet the requirements of a tax-free distribution under Section 355 of the Code.

Further details of the Tax Matters Agreement are included at paragraph 11.8 of Part XIII (Additional Information).

 PART IV

OPERATING AND FINANCIAL REVIEW OF SHIRE

The operating and financial review should be read in conjunction with the Shire Group's audited historical consolidated financial information for the three financial years ended 31 December 2015, 31 December 2014 and 31 December 2013 which are incorporated into this document by reference as explained in Part VII (Historical Consolidated Financial Information relating to the Shire Group) and paragraph 25 of Part XIII (Additional Information) of this document and are available for inspection in accordance with paragraph 24 of Part XIII (Additional Information) of this document.

The following documents, which have been filed with, or notified to, the FCA and are available for inspection in accordance with paragraph 24 of Part XIII (Additional Information) of this document, contain financial information about the Shire Group which is relevant to the Merger:

•
Shire's Annual Report 2015;

•
Shire's Annual Report 2014; and

•
Shire's Annual Report 2013.

The table below sets out the sections of these documents which are incorporated by reference into, and form part of, this Part IV (Operating and Financial Review of Shire), and only the parts of the documents identified in the table below are incorporated into, and form part of, this Part IV (Operating and Financial Review of Shire). The parts of these documents which are not incorporated by reference either are not relevant for investors or are covered elsewhere in this document. To the extent that any part of any information referred to below itself contains information which is incorporated by reference, such information shall not form part of this document.

Reference	Information incorporated by reference into this Part IV	Page number(s) in reference
For the year ended 31 December 2015
Shire Annual Report 2015	Directors' report	2-105, 168–169
Shire Annual Report 2015	Chairman's Review	4–5
Shire Annual Report 2015	CEO's Review	6–9
Shire Annual Report 2015	Financial Highlights	10–11
Shire Annual Report 2015	Strategy and business model	14–15
Shire Annual Report 2015	Key performance indicators	16–17
Shire Annual Report 2015	In-line products	18–19
Shire Annual Report 2015	Pipeline products	20–21
Shire Annual Report 2015	Corporate responsibility	30–35
Shire Annual Report 2015	Risks and uncertainties	36–47
Shire Annual Report 2015	Review of our Business	48–61
Shire Annual Report 2015	Board of directors	62–63
Shire Annual Report 2015	Corporate governance report	64–75
Shire Annual Report 2015	Directors' remuneration report	76–101
Shire Annual Report 2015	Directors' responsibilities statement	105
Shire Annual Report 2015	Independent auditor's report	106–109
For the year ended 31 December 2014
Shire Annual Report 2014	Directors' report	2–105, 177–181
Shire Annual Report 2014	Chairman's Review	2
Shire Annual Report 2014	CEO's Review	4–7
Shire Annual Report 2014	Financial Highlights	8
Shire Annual Report 2014	Strategy and business model	10
Shire Annual Report 2014	Key performance indicators	12–13
Shire Annual Report 2014	In-line products	14–15
Shire Annual Report 2014	Pipeline products	16–17
Shire Annual Report 2014	Strategic drivers	18–25
Shire Annual Report 2014	Corporate responsibility	26–31
Shire Annual Report 2014	Risks and uncertainties	32–39
Shire Annual Report 2014	Review of our Business	42–59
Shire Annual Report 2014	Board of directors	60–61

Reference	Information incorporated by reference into this Part IV	Page number(s) in reference
Shire Annual Report 2014	Corporate governance report	62–74
Shire Annual Report 2014	Directors' remuneration report	74–101
Shire Annual Report 2014	Directors' responsibilities statement	106, 182
Shire Annual Report 2014	Independent auditor's report	107–109, 184
For the year ended 31 December 2013
Shire Annual Report 2013	Directors' report	4–93, 170–172
Shire Annual Report 2013	Chairman's Review	4–5
Shire Annual Report 2013	CEO's Review	6–9
Shire Annual Report 2013	Financial Highlights	10
Shire Annual Report 2013	Strategy and business model	18–19
Shire Annual Report 2013	Key performance indicators	30–33
Shire Annual Report 2013	At a glance: In-line	14–15
Shire Annual Report 2013	At a glance: Pipeline	16–17
Shire Annual Report 2013	Principal risks and uncertainties	24–29
Shire Annual Report 2013	Review of our Business	34–51
Shire Annual Report 2013	Board of directors	52–53
Shire Annual Report 2013	Corporate governance report	54–58
Shire Annual Report 2013	Directors' remuneration report	64–90
Shire Annual Report 2013	Directors' responsibilities statement	94, 173
Shire Annual Report 2013	Independent auditor's report	95–99, 174–175

PART V

OPERATING AND FINANCIAL REVIEW OF BAXALTA

The discussion of Baxalta's financial condition and results of operations should be read in conjunction with the information appearing elsewhere in this Prospectus including the "Presentation of Information", and the audited historical consolidated and combined financial information relating to Baxalta or the 52 weeks ended 31 December 2013, the 52 weeks ended 31 December 2014 and the 52 weeks ended 31 December 2015, included at Annex B (Baxalta's Financial Statements) of this Prospectus. Unless otherwise indicated, the selected financial information in this Part V (and Operating and Financial Review of Baxalta) has been extracted without material adjustment from the historical consolidated and condensed financial information relating to Baxalta at Annex B (Baxalta's Financial Statements) of this Prospectus. This discussion involves forward-looking statements that reflect the current view of management and involve risks and uncertainties. Baxalta's actual results could differ materially from those contained in any forward-looking statements as a result of factors discussed below and elsewhere in this Prospectus, particularly the risk factors discussed in the section entitled "Risk Factors" of this Prospectus.

1.     Introduction

Baxalta is a leading global, biopharmaceutical company with a sustainable portfolio of differentiated therapies that seek to address unmet medical needs across many disease areas, including haemophilia, immunology and oncology. More specifically, Baxalta develops, manufactures and markets a diverse portfolio of treatments for haemophilia and other bleeding disorders, immune deficiencies, alpha-1 antitrypsin deficiency, burns and shock, and other chronic and acute medical conditions, as well as oncology treatments for acute lymphoblastic leukaemia. Baxalta is also investing in emerging technology platforms, including gene therapy and biosimilars.

Baxalta's business strategy is aimed at improving diagnosis, treatment and standards of care across a wide range of bleeding disorders and other rare chronic and acute medical conditions, capitalising on Baxalta's differentiated portfolio, ensuring the sustainability of supply to meet growing demand for therapies across core disease areas, and accelerating innovation by developing and launching new treatments while leveraging its expertise into new emerging therapeutics through acquisitions of and collaborations with others.

Results of Operations—year ended 31 December 2015, 2014 and 2013

				Per cent. change
Years ended December 31 (in millions)	2015	2014	2013	2015	2014
Net sales	$6,148	$5,952	$5,555	3	7

Net income from continuing operations	$928	$1,186	$1,288	(22)	(8)

Baxalta's global net sales totalled approximately $6.1 billion in 2015, an increase of 3 per cent. over 2014. Sales in the United States totalled $3.3 billion in 2015, an increase of 10 per cent. over 2014 and international sales totalled more than $2.8 billion, a decrease of 4 per cent. over 2014. Excluding the impact of foreign currency exchange rate fluctuations, 2015 international net sales increased 13 per cent. over 2014. Baxalta experienced constant currency revenue growth of seven per cent. and 15 per cent. in its haematology and immunology businesses, respectively, driven by strong global sales of ADVATE, FEIBA and immunoglobulin therapies. In addition, Baxalta launched its Oncology business in 2015 through the acquisition of ONCASPAR as further described below, recording Oncology net sales of $87 million during 2015.

Baxalta's global net sales totalled approximately $6.0 billion in 2014, an increase of 7 per cent. over 2013. Sales in the U.S. totalled $3.0 billion in 2014, an increase of 5 per cent. over 2013 and international sales totalled more than $2.9 billion, an increase of 9 per cent. over 2013. Net sales of Baxalta's largest product category, Haemophilia, increased by seven per cent. driven by strong demand for ADVATE. Net sales of Inhibitor Therapies grew 14 per cent. due to increased demand for FEIBA. BioTherapeutics and Immunoglobulin Therapies net sales growth in 2014 was nine per cent. and four per cent., respectively, reflecting increased sales of albumin products and GAMMAGARD LIQUID, as well as the launch of HYQVIA in the U.S. in late 2014.

Baxalta's net income from continuing operations was $928 million in 2015 as compared to $1.2 billion in 2014 and $1.3 billion in 2013. The decrease in 2015 was attributable to expenses related to special items, including R&D charges related to the separation from Baxter and an increase in upfront and milestone payments to collaboration partners. The decrease in 2014 was driven by special items, including R&D charges in 2014 of $217 million for both upfront and milestone payments related to collaborative arrangements. Excluding the impact of special items, net income from continuing operations increased by 11 per cent. in 2014 as compared to 2013 due to increased sales, an improvement in gross margin percentage and increased income from equity method investments.

2.     New Product Launches

Baxalta's long-term prospects are influenced by the ability to successfully launch new products and therapies. During 2015, Baxalta's new product revenues totalled nearly $300 million. Recent new products include:

•
ADYNOVATE: Within the Haemophilia product category, Baxalta launched ADYNOVATE in the United States in November 2015 following U.S. regulatory approval. ADYNOVATE is an extended half-life recombinant factor VIII treatment for haemophilia A, which offers a twice-weekly dosing schedule compared to the conventional three-to-four doses per week.

•
HYQVIA: Within the Immunoglobulin Therapies product category, HYQVIA, a differentiated subcutaneous immunoglobulin treatment, received European regulatory approval in 2013 for treatment of adults with primary and secondary immunodeficiency syndromes, and U.S. regulatory approval in 2014 for the treatment of adults with primary immunodeficiency syndrome. HYQVIA was first launched in certain European markets in late 2013 and in the U.S. in late 2014.

•
OBIZUR: Within the Inhibitor Therapies product category, OBIZUR received regulatory approval in the United States and Canada in 2014 and 2015, respectively, for the treatment of patients with acquired haemophilia A. Baxalta recorded its first commercial sale of OBIZUR in the U.S. in late 2014. Regulatory approval in Europe for the treatment of adults with acquired haemophilia A was received in November 2015.

•
ONCASPAR: Baxalta began selling its first oncology product through the acquisition of ONCASPAR (pegaspargase) from Sigma-Tau Finanziaria S.p.A (Sigma-Tau) in July 2015.

•
RIXUBIS: Within the Haemophilia product category, Baxalta received FDA approval for RIXUBIS for the treatment of adults in 2013 and for paediatric use in 2014. Baxalta has also received European approval of RIXUBIS for both adult and paediatric use. RIXUBIS is a recombinant-based therapy for the treatment of haemophilia B. The product was introduced in the U.S. market in late 2013 and first launched in Europe in April 2015. Baxalta has also launched or received regulatory approval in recent years for VONVENDI, the prophylaxis indication for FEIBA, FLEXBUMIN 5% (part of the albumin product portfolio), BAXJECT III (a needleless reconstitution system for ADVATE allowing patients to prepare their treatment with fewer steps compared to the previous process) and myPKFit (a web-based individualised dosing device for prophylactic treatment of haemophilia A with ADVATE).

3.     Research and development and external innovation

Baxalta continues to make substantial investments in R&D in support of its ongoing proprietary research programmes and through collaborations with third parties for the development of new products and therapies. R&D expenses were $1.2 billion, or 19 per cent. of global net sales, during 2015 and $820 million, or 14 per cent. of global net sales, during 2014. Baxalta believes its R&D pipeline will provide a catalyst for future growth. R&D expenses primarily relate to programmes in haematology, oncology, immunology and biosimilars with a focus on rare diseases and areas of unmet medical need.

Baxalta's overall R&D strategy includes the continued pursuit of collaborations and partnerships with third parties that are developing new products and therapies. These collaborations generally involve Baxalta obtaining commercialisation rights from third parties in exchange for an upfront payment upon execution of the agreement and potential future payments related to the achievement of development, regulatory approval or commercial milestones, as well as royalties. Baxalta's various collaborative arrangements include:

•
an agreement with Symphogen for the development and commercialisation of up to six immuno-oncology therapies currently in early-stage development;

•
an agreement with Merrimack for the development and commercialisation of all potential indications of nal-IRI (MM-398), including pancreatic cancer, in most markets outside the U.S.;

•
an agreement with Coherus for the development and commercialisation of a biosimilar to ENBREL® (etanercept) in Europe, Canada, Brazil and other markets outside the United States along with first refusal rights for other biosimilars under development; and

•
an agreement with Momenta for the development and commercialisation of biosimilars.

In July 2015, Baxalta entered into an agreement with SFJ Pharmaceuticals Group relating to adalimumab, one of the biosimilars that is part of the collaboration agreement with Momenta, whereby SFJ Pharmaceuticals Group will fund up to $200 million of development costs related to adalimumab in exchange for payments in the event the product obtains regulatory approval in the U.S. or the EU.

Baxalta recorded R&D expenses associated with upfront and milestone payments to collaboration partners of $390 million, $217 million and $78 million, during 2015, 2014 and 2013, respectively.

Baxalta has also acquired several companies in recent years with R&D projects that align with Baxalta's therapeutic areas of focus. In 2015, Baxalta acquired SuppreMol for consideration of $228 million, obtaining its early-stage research programmes related to treatment options for autoimmune and allergic diseases. In 2014, Baxalta acquired AesRx for consideration of $80 million, obtaining AesRx's research programme for sickle cell disease treatments. Also in 2014, Baxalta acquired Chatham for consideration of $147 million, obtaining its gene therapy programmes related to treatments of haemophilia.

In 2015, Baxalta announced the official opening of its Global Innovation Center in Cambridge, Massachusetts, USA, which serves as Baxalta's headquarters for R&D and certain other functions. The Global Innovation Center positions Baxalta to accelerate innovation by building on its pipeline in core areas of expertise, strengthen and build upon R&D collaborations with partners in new and emerging biotechnology areas, and optimise R&D productivity while enhancing patient care globally.

Baxalta's R&D pipeline includes projects in the preclinical or exploratory phase through late-stage clinical trials or pending regulatory approval. The following are several key projects currently in late-stage clinical trials or pending regulatory approval:

•
VONVENDI:  a recombinant therapy providing a pure von Willebrand disease ("VWD") factor with customised dosing. VWD is a genetic disorder that results in impaired clotting with limited alternative treatment options. Baxalta received U.S. regulatory approval in December 2015 and anticipates the product will be broadly available in the U.S. in late 2016.

•
BAX 817:  a recombinant factor VIIa for the treatment of acute bleeding episodes in haemophilia A or B patients with inhibitors. In March 2015, Baxalta announced positive results from its Phase 3 clinical trial evaluating the safety and efficacy of BAX 817.

•
BAX 2200:  a biosimilar to ENBREL® (etanercept) that is indicated for the treatment of autoimmune deficiencies in Europe, Canada, Brazil and other markets. This is Baxalta's most advanced biosimilar, and, in January 2016, Baxalta announced that it had met its primary endpoint in its Phase 3 clinical trials for rheumatoid arthritis. There is also a Phase 3 clinical trial ongoing for psoriasis, and, in early stage clinical trials, Coherus has demonstrated pharmacokinetic equivalence versus the innovator molecule. This programme is part of a collaboration agreement with Coherus.

•
20 per cent. GAMMAGARD LIQUID SubQ:  a higher-potency immunoglobulin therapy offering patients faster infusions with less volume. Baxalta has completed Phase 3 enrolment in the European Union and the United States, and filed for approval in the EU in May 2015 and in the U.S. in September 2015.

•
nal-IRI (MM-398):  an investigational drug candidate for the treatment of patients with metastatic pancreatic cancer previously treated with a gemcitabine-based therapy. A Phase 3 trial has been completed, and Baxalta filed for approval in the EU in May 2015 for second-line pancreatic cancer. This programme is part of a collaboration agreement with Merrimack. In October 2015, Merrimack received regulatory approval for nal-IRI in the U.S. and Taiwan.

Baxalta also incurs R&D expenses in support of regulatory filings, lifecycle management activities on existing products, and on infrastructure and management of Baxalta's overall research and development initiatives.

4.     Other Recent Events and Initiatives

ONCASPAR Business Acquisition

In July 2015, Baxalta acquired the ONCASPAR (pegaspargase) product portfolio from Sigma-Tau, a privately held biopharmaceutical company based in Italy, through the acquisition of 100 per cent. of the shares of a subsidiary of Sigma-Tau for $890 million. Through the acquisition, Baxalta gained the marketed biologic treatment ONCASPAR, the investigational biologic calaspargase pegol, and an established oncology infrastructure with clinical and sales resources. ONCASPAR is a first-line biologic used as part of a chemotherapy regimen to treat patients with acute lymphoblastic leukaemia. It is currently marketed in the U.S., Germany, Poland and certain other countries, and recently received EU approval.

Capacity Expansion Efforts

To support expected long-term demand for currently marketed products and anticipated new product launches, Baxalta has and continues to invest in several projects aimed at expanding capacity, including the following:

•
In 2015, Baxalta made progress in its construction of a new manufacturing facility in Covington, Georgia, USA to support demand for plasma-derived therapies. Commercial production in the Covington facility is expected begin in 2018.

•
Baxalta's new recombinant biologic manufacturing facility in Singapore received FDA approval for the production of ADVATE bulk drug substance in November 2015, having previously received EU regulatory approval in 2014.

•
Baxalta also has a manufacturing and supply agreement with Sanquin Blood Supply Foundation of the Netherlands (Sanquin), and in 2015 Sanquin received EU regulatory approval for processing plasma into bulk drug substance for HYQVIA and GAMMAGARD LIQUID.

5.     Key factors affecting results of operations

5.1   Basis of preparation

The historical financial information included at Annex B (Baxalta's Financial Statements) of this Prospectus reflects the consolidated results of operations of Baxalta as an independent, publicly traded company beginning with the 1 July 2015 separation from Baxter. Prior to the separation, Baxalta did not operate as an independent, standalone company, but rather as a part of a larger group of companies controlled by Baxter. The historical financial statements reflected the combined results of operations of Baxalta as a combined reporting entity of Baxter. There are limitations inherent in the preparation of all carve-out financial statements because Baxalta's business was previously part of a larger organisation. The basis of preparation included in the audited consolidated and combined financial statements provides a detailed description of the treatment of historical transactions in periods prior to the separation. During these periods, Baxalta's net income was most notably impacted by the following consequences of carve-out accounting and the separation:

•
Baxter utilised a centralised treasury management system and cash or debt was not allocated to Baxalta in the carve-out financial statements. In June 2015, the capital structures of both companies were realigned, resulting in Baxalta incurring its own debt and having adequate cash to fund its operations. The indebtedness has caused Baxalta to record interest expense beginning in June 2015. The results of operations of Baxalta did not include a significant amount of interest expense prior to June 2015. Any additional borrowings entered into in the future will further increase interest expense.

•
Additionally, as foreign currency risk was also hedged through the centralised treasury management system prior to separation, Baxalta was not allocated gains or losses related to foreign currency exposures on balance sheet positions in the carve-out financial statements. Following the separation, Baxalta manages its foreign currency risk through various hedging activities and recognises gains or losses related to foreign currency exposures on balance sheet positions through other (income) expense, net.

•
Prior to the separation, the condensed combined statements of income included an allocation to Baxalta from Baxter for the services provided by various Baxter functions including, but not limited to, executive oversight, treasury, finance, legal, human resources, tax planning, internal audit, financial reporting, information technology and investor relations. The amounts of these allocations may not necessarily be indicative of the similar costs Baxalta will incur as an independent, standalone company. The total amount allocated to Baxalta from Baxter was $284 million during the six months ended 30 June 2015 and $538 million and $596 million during the years ended 31 December 2014 and 2013, respectively.

•
Baxalta has incurred certain separation costs, which are primarily associated with the design and establishment of Baxalta as a standalone public company. Included in results of operations are separation costs of $221 million and $56 million in 2015 and 2014 respectively. Baxalta expects to incur additional separation costs in future periods, certain of which may be capitalised in relation to operating infrastructure such as information technology.

•
Income tax expense was computed on a separate company basis, as if operated as a standalone entity or a separate entity or a separate consolidated group in each material jurisdiction in which Baxalta operates. Income tax expense included in the combined financial statements prior to the separation may not be indicative of Baxalta's future expected tax rate.

•
Concurrent with the separation, Baxalta entered into a contract manufacturing agreement with Baxter whereby Baxalta and Baxter produce certain products for one another at agreed upon terms. The contract manufacturing agreement results in changes to both sales and cost of goods sold in periods after the separation because products were transferred at cost between Baxter and the businesses that comprised Baxalta prior to the separation.

6.     Discontinued operations

Baxalta completed the divestiture of its commercial vaccines business in 2014 and recorded an after-tax gain of $417 million in 2014, which is reported in income from discontinued operations. In December 2014, Baxalta entered into a separate agreement to sell certain vaccines-related R&D programmes. Baxalta completed that divestiture in August 2015. The operating results of the vaccines business have been reflected as discontinued operations for all periods presented. Refer to Note 17 to Baxalta's audited consolidated and combined financial statements, which are included at Annex B (Baxalta's Financial Statements) of this Prospectus, for additional information regarding the presentation of the vaccines business. Unless otherwise stated, financial results discussed herein reflect continuing operations.

7.     Results of operations—years ended 31 December 2013, 2014 and 2015

7.1   Special items

The following table provides a summary of Baxalta's special items and the related impact by line item on Baxalta's results of operations for 2015, 2014 and 2013.

Years ended 31 December	2015	2014	2013
	($'M)	($'M)	($'M)
Gross Margin(1)
Intangible asset amortisation expense	(64)	(16)	(16)
Separation costs	(20)	—	—
Business optimisation items(2)	—	(1)	(5)

Total Special Items	(84)	(17)	(21)

Impact on Gross Margin Ratio	(1.4pts )	(0.3pts )	(0.4pts )
Selling, General and Administrative Expenses(1)
Separation costs	186	43	—
Business development items	16	—	—
Business optimisation items(2)	1	—	16
Branded Prescription Drug Fee	—	26	—
Plasma-related litigation	—	(10)	84
Turkey VAT charge	—	—	8

Total Special Items	203	59	108

Impact on Selling, General and Administrative Expense Ratio	3.3pts	1.0pts	1.9pts
Research and Development Expenses(1)
Upfront and milestone payments to collaboration partners	390	217	78
Impairment charges and adjustments	81	—	—
Separation costs	15	13	—
Business optimisation items(2)	(9)	21	24

Total Special Items	477	251	102

Other (Income) Expense, Net(1)
Business development	(4)	—	—
Currency-related items	25	—	—
Change in fair value of contingent payment liabilities	(97)	124	18
Other-than-temporary impairment charge	—	45	—

Total Special Items	(76)	169	18

Income Tax Expense(1)
Impact of special items	(156)	(97)	(105)

Impact on Effective Tax Rate	(0.1pts )	0.7pts	(2.9pts )

Total Special Items, net of tax	532	399	144

(1)
For gross margin, a number in parentheses represents an expense to Baxalta, whereas in all other categories a number in parentheses represents a benefit.

(2)
Includes a portion allocated from Baxter related to share activities or functions.

Baxalta's management believes that providing the separate impact of the above items on Baxalta's U.S. GAAP results, when used in conjunction with the results presented in accordance with GAAP, can facilitate an additional analysis of Baxalta's results of operations, particularly in evaluating performance from one period to another. In periods prior to the separation, the special items identified above reflected the portions of special items reported by Baxter that were attributable to Baxalta.

Intangible Amortisation Expense

Intangible asset amortisation expense, which includes amortisation of an inventory fair value step-up during the year ended 31 December 2015 related to the acquisition of ONCASPAR, is identified as a special item to facilitate an evaluation of current and past operating performance, particularly in terms of cash returns, and is similar to how management internally assesses performance.

Additional items as described below are identified as special items because they are highly variable, difficult to predict, and of a size that may substantially impact Baxalta's reported operations for a period.

Upfront and Milestone Payments to Collaboration Partners

Upfront and milestone payments related to collaborations that have been expensed as R&D are uncertain and often result in a different payment and expense recognition pattern than internal R&D activities and therefore are typically treated as special items.

Business Optimisation Items

Baxalta has participated in business optimisation plans initiated by Baxter prior to the separation, which were part of an effort to streamline international operations, rationalise manufacturing facilities, enhance general and administrative infrastructure and re-align certain R&D activities and programmes. Baxalta's results for the periods presented above were impacted by charges associated with these plans, as well as benefits from adjustments to business optimisation charge estimates. The amount of business optimisation charges or benefits incurred during the current and prior year periods and the impacted statement of income line items are presented in the table above.

The net benefit or charge in periods prior to the separation included a portion allocated from Baxter related to shared functions or activities.

Separation Costs

During 2014 and 2015, Baxalta incurred costs to separate from Baxter and establish Baxalta as an independent, standalone public company. The amount of separation costs incurred during 2014 and 2015 and the impacted statement of income line items are presented in the table above.

Plasma Related Litigation

During 2013, Baxalta recorded legal related charges of $84 million within selling, general and administrative expenses for class-action litigation associated with pricing of plasma-derived therapies, $10 million of which was reversed during 2014 following the settlement of the plasma-related litigation.

Change in Fair Value of Contingent Payment Liabilities

Baxalta recorded gains and losses in other (income) expense, net from changes in the fair value of contingent payment liabilities associated with previously completed business combinations. Significant changes in fair value are generally driven by changes in the estimated probability of achieving milestones or estimated product sales projections. Gains and losses during the periods presented above primarily include the following:

•
gain of $66 million during 2015 associated with the 2014 acquisition of AesRx, LLC ("AesRx"); and

•
gain of $33 million during 2015 and losses of $124 million and $18 million during 2014 and 2013, respectively, associated with the 2013 acquisition of OBIZUR and related assets from Inspiration BioPharmaceuticals, Inc. and Ipsen Pharma S.A.S.

Other Special Items Impacting 2015

•
Baxalta recorded $81 million of impairment charges within R&D expenses primarily resulting from a decrease in the fair value of in-process R&D acquired as part of the 2014 acquisition of AesRx. The fair value decreased as a result of Baxalta's decision in 2015 not to pursue further development activities related to the acquired project.

•
Baxalta incurred $12 million of non-recurring net business development expenses primarily associated with the acquisition of the ONCASPAR business from Sigma-Tau within selling, general and administrative expenses and other (income) expense, net.

•
Baxalta incurred $25 million of unrealised foreign currency losses in other (income) expense, net during the fourth quarter of 2015 following an announcement in December by the Argentinian government lifting currency controls, resulting in the Argentine Peso devaluing nearly 30 per cent. in one day.

Other Special Items Impacting 2014

•
During 2014, selling, general and administrative expenses included a charge of $26 million to account for an additional year of the Branded Prescription Drug Fee in accordance with final regulations issued by the IRS.

Other Special Items Impacting 2013

•
During 2013, selling, general and administrative expenses included an $8 million charge related to VAT matters in Turkey.

Special Items Impacting Income Tax Expense

Income tax expense in all periods included the net tax benefit from the special pre-tax items discussed above. In addition, income tax expense in 2013 included a benefit of $34 million related to the reversal of accruals for uncertain tax positions in Switzerland

7.2   Net sales

				Per cent. change
				At actual currency rates		At constant currency rates
Years ended 31 December ($'M)	2015	2014	2013	2015	2014	2015	2014
United States	3,315	3,016	2,861	10	5	10	5
International	2,833	2,936	2,694	(4)	9	13	11

Total net sales	6,148	5,952	5,555	3	7	11	8

Foreign currency unfavourably impacted the net sales growth rate by 8 per cent. and 1 per cent. in 2015 and 2014, respectively, principally due to the strengthening of the U.S. dollar relative to the Euro, Russian Ruble and Japanese Yen.

The comparisons presented at constant currency rates reflect comparative local currency sales at the prior year's foreign exchange rates. This measure provides information on the change in net sales assuming that foreign currency exchange rates had not changed between the prior and the current period. Baxalta's management believes that the Non-GAAP measure of change in net sales at constant currency rates, when used in conjunction with the GAAP measure of change in net sales at actual currency rates, can facilitate an additional analysis of the company's results of operations, particularly in evaluating performance from one period to another.

The tables below presents sales results for Baxalta's product categories. The commentary beneath discusses growth drivers at constant currency rates.

7.3   Haematology

				Per cent. change
				At actual currency rates		At constant currency rates
Years ended 31 December ($'M)	2015	2014	2013	2015	2014	2015	2014
Haemophilia
United States	1,339	1,281	1,216	5	5	5	5
International	1,501	1,703	1,570	(12)	8	4	11

Total	2,840	2,984	2,786	(5)	7	4	8

Inhibitor Therapies
United States	295	219	194	35	13	35	13
International	492	525	457	(6)	15	9	16

Total	787	744	651	6	14	16	15

Total Haematology	3,627	3,728	3,437	(3)	8	7	10

Haemophilia includes sales of recombinant and plasma-derived haemophilia products (primarily factor VIII and factor IX).

Net sales growth in 2015 and 2014 was the result of strong global demand for recombinant factor VIII therapies, including ADVATE.

•
In the U.S., recombinant factor VIII sales growth in 2015 was driven by increased volumes and modest pricing improvements. Volume growth was driven by increased prophylactic use and the launch of ADYNOVATE, Baxalta's extended half-life factor VIII treatment for haemophilia that was approved in the U.S. in November 2015. Baxalta experienced modest market share loss due to entrance of new competition which partially offset the above factors. U.S. sales growth in 2014 was driven primarily by increased volumes.

•
Internationally, growth in both periods was driven by penetration into certain markets, including increased ADVATE shipments to Brazil as part of the company's partnership with Hemobrás, particularly in 2014 compared to 2013.

•
Globally, recombinant factor VIII therapies contributed approximately four and seven percentage points to the Haemophilia product category's net sales growth rate for 2015 and 2014, respectively.

The launch and growth of RIXUBIS, which was first introduced in the U.S. market in 2013 and certain other markets beginning in 2015, contributed approximately one percentage point to the Haemophilia net sales growth rate in both 2015 and 2014.

Baxalta expects continued competition from new entrants; however, long-term growth in the Haemophilia product category is expected to be driven by strong underlying global demand, further penetration in markets outside the U.S., and launches of new therapies, including ADYNOVATE, across a variety of geographies.

Inhibitor Therapies includes sales of Baxalta's products to treat patients with congenital haemophilia A or B who have developed inhibitors, as well as patients that have developed acquired haemophilia A due to an inhibitor.

Growth in net sales during 2015 and 2014 was driven by strong global sales of Baxalta's plasma-based inhibitor bypass therapy, FEIBA. Globally, FEIBA contributed approximately 12 and 15 percentage points to the Inhibitor Therapies net sales growth rate in 2015 and 2014, respectively.

•
In the U.S., strong FEIBA growth in both periods was driven by increased volume associated with advancement in prophylactic use, with modest pricing improvements also benefiting 2015 net sales growth.

•
Internationally, FEIBA growth in both periods resulted from expanded use and enhanced penetration into new and existing markets.

Net sales growth for both Inhibitor Therapies in 2015 also reflected a modest impact from the U.S. launch of OBIZUR in late 2014, a recombinant porcine factor VIII therapy for the treatment of acquired haemophilia A.

7.4   Immunology

				Per cent. change
				At actual currency rates		At constant currency rates
Years ended 31 December ($'M)	2015	2014	2013	2015	2014	2015	2014
Immunoglobulin Therapies
United States	1,350	1,272	1,228	6	4	6	4
International	400	405	388	(1)	4	17	7

Total	1,750	1,677	1,616	4	4	9	5

Bio Therapeutics
United States	258	244	223	6	9	6	9
International	426	303	279	41	9	56	10

Total	684	547	502	25	9	34	10

Total Immunology	2,434	2,224	2,118	9	5	15	6

Immunoglobulin Therapies includes sales of Baxalta's antibody-replacement immunoglobulin therapies.

Net sales growth during 2015 and 2014 was driven by increased global demand for immunoglobulin therapies, including GAMMAGARD LIQUID and HYQVIA.

Baxalta launched HYQVIA, a differentiated immunoglobulin therapy for patients with primary immunodeficiency, in the U.S. during the second half of 2014 and in certain European markets beginning in the second half of 2013 which contributed to the product category's net sales growth rate in both periods.

To support expected long-term demand for the company's immunoglobulin therapies and other plasma-based therapies, Baxalta is expanding its capacity through ongoing yield improvements, a contract manufacturing services agreement with Sanquin and construction of a new manufacturing site in Covington, Georgia, USA.

BioTherapeutics includes sales of Baxalta's plasma-based therapies to treat alpha-1 antitrypsin deficiency, burns and shock, and other chronic and acute blood-related conditions as well as revenue from manufacturing and supply arrangements.

Net sales growth in 2015 was primarily impacted by:

•
Revenues related to the Manufacturing and Supply Agreement with Baxter of $71 million in 2015, which contributed approximately 13 percentage points to the BioTherapeutics net sales growth rate. In connection with the separation, Baxalta and Baxter entered into the Manufacturing and Supply Agreement whereby Baxalta manufactures and sells certain products and materials to Baxter. Baxalta began recording revenues associated with the Manufacturing and Supply Agreement during 2015, which are reported in international sales.

•
Increased sales of albumin products, which contributed approximately 11 percentage points to the product category's net sales growth rate, driven by increased volumes in the U.S. and China.

•
Benefit from revenues recorded from a contract manufacturing agreement related to the divested commercial vaccines business, which are reported in international sales.

Net sales growth in 2014 was primarily driven by increased demand for albumin products within the U.S. and several emerging markets, partially offset by lower albumin sales in China due to licensure delays that impacted shipments in the first half of 2014. Globally, albumin products contributed 10 percentage points to the BioTherapeutics net sales growth rate in 2014.

7.5   Oncology

				Per cent. change
				At actual currency rates		At constant currency rates
Years ended 31 December ($'M)	2015	2014	2013	2015	2014	2015	2014
Oncology
United States	73	—	—	N/M	N/M	N/M	N/M
International	14	—	—	N/M	N/M	N/M	N/M

Total	87	—	—	N/M	N/M	N/M	N/M

Oncology includes sales of the company's therapies to treat patients with cancer. Baxalta began reporting Oncology revenues during 2015 following the acquisition of the ONCASPAR business, which Baxalta completed in July 2015. Oncaspar is a first-line biologic used as part of a chemotherapy regimen to treat patients with acute lymphoblastic leukaemia. Baxalta's R&D pipeline has the potential to deliver a wide range of new oncology therapies, including certain therapies in late-stage clinical trials or pending regulatory approvals.

7.6   Expenses and expense ratios

				Change
Years ended 31 December (as a percentage of net sales)	2015	2014	2013	2015	2014
Gross margin	61.2	59.0	58.1	2.2pts	0.9pts
Selling, general and administrative expense ratio	23.5	17.7	18.3	5.8pts	(0.6pts	)

Gross Margin

The special items identified above had an unfavourable impact of 1.4, 0.3 and 0.4 percentage points on the gross margin percentage during 2015, 2014 and 2013, respectively. Refer to the "Special Items" caption above for additional details.

Excluding the impact of special items, gross margin in 2015 reflects a favourable impact from foreign currency exchange rate fluctuations and hedging activities, benefits from increased sales of higher-margin products such as ADVATE and FEIBA, and a favourable contribution from ONCASPAR sales. Partially offsetting the above factors was the impact of lower-margin revenues recorded in 2015 associated with the Manufacturing and Supply Agreement with Baxter.

In 2014 as compared to 2013, gross margin percentage improved primarily due to growth in higher margin products such as ADVATE and FEIBA and lower pension expense allocated from Baxter, partially offset by an unfavourable impact from foreign currency exchange rate fluctuations.

Selling, general and administrative expenses

Following the 1 July 2015 separation from Baxter, the composition of Baxalta's selling, general and administrative expenses has changed. Baxalta no longer receives a significant allocation of costs from Baxter associated with certain corporate or other functions, and instead incurs costs associated with operating as a standalone public company, including expenses associated with certain separation-related agreements entered into with Baxter.

The special items identified above had an unfavorable impact of 3.3, 1.0 and 1.9 percentage points on the selling, general and administrative expense ratio during 2015, 2014 and 2013, respectively.

In addition to the impact of special items, 2015 was impacted by additional costs associated with operating as a standalone public company, including expenses related to the Transition Services Agreement with Baxter, which in aggregate exceeded allocated costs from Baxter during the prior year period. In addition, Baxalta's selling, general and administrative expense ratio in 2015 was unfavourably impacted by costs supporting the Baxalta's emerging oncology business, an increase in investments related to new product launches, including for the ADYNOVATE launch, launch excellence initiatives and other investments supporting expansion of the company's commercial and international operations.

In 2014 as compared to 2013, excluding the impact of special items, the selling, general and administrative expense ratio increased primarily due to select investments and spending on marketing and promotional programs for new launches and initiatives partially offset by leverage from higher sales, savings from business optimisation initiatives and lower pension expense allocated from Baxter.

Business optimisation items

Baxalta has participated in business optimisation plans initiated by Baxter prior to the separation, which were in an effort to streamline international operations, rationalise manufacturing facilities, enhance general and administrative infrastructure and re-align or cancel certain R&D activities and programmes. The related net charges or benefits in 2015, 2014 and 2013 are presented above under the caption "Special Items." Baxalta estimates that it has fully realised savings associated with past initiatives and it has not implemented significant new business optimisation plans following its separation from Baxter.

Research and development expenses

				Per cent. change
Years ended 31 December ($'M)	2015	2014	2013	2015	2014
Discovery, clinical and lifestyle management	425	340	289	25	18
Upfront and milestone payments to collaboration partners	390	217	78	80	178
Other research and development expenses	361	263	228	37	15

Total research and development expenses	1,176	820	595	43	38
R&D expense as a % of sales	19.1%	13.8%	10.7%	5.3pts	3.1pts

Discovery, clinical and lifecycle management R&D expenses consist of costs supporting specific R&D projects, including those in the exploratory or preclinical phase, those in early or late-stage clinical trials, as well as those pending regulatory approval or supporting development of products that have already obtained regulatory approval.

The increase in discovery, clinical and lifecycle management R&D expenses in 2015 as compared to 2014 was primarily due to:

•
Increased development costs supporting oncology programmes, including nal-IRI for the treatment of metastatic pancreatic cancer, and pacritinib for the treatment of myelofibrosis.

•
Increased investments in research projects related to the development and manufacture of haemophilia treatments, including gene therapy development.

•
Increased costs supporting development of treatments using immunoglobulin therapies.

•
An agreement with SFJ Pharmaceuticals Group ("SFJ") that Baxalta entered into in 2015 for the reimbursement of certain biosimilar development costs, which resulted in less R&D expenses for Baxalta in 2015 compared to 2014. Biosimilar development costs in 2015 funded by SFJ were $58 million.

•
Partial offset from the impact of foreign currency fluctuations, including strengthening of the U.S. dollar relative to the Euro in 2015 as compared to 2014.

The increase in discovery, clinical and lifecycle management R&D expenses in 2014 as compared to 2013 included the following:

•
Increased expenses supporting the development of ADYNOVATE, which was submitted for U.S. regulatory approval in December 2014 and launched in November 2015.

•
Increased investments related to biosimilar development.

•
Partial offset for lower expenses associated with the company's Alzheimer's programme, which was suspended in 2013 following a Phase III trial that did not meet its primary endpoint.

Upfront and milestone payments to collaboration partners during 2015 included and accrued expense of $175 million for an upfront payment to Symphogen related to the development of early-stage immuno-oncology therapies, as well as milestone payments totalling $215 million. Milestone payments included payments to Merrimack related to the development of nal-IRI, a pancreatic cancer drug, Coherus related to the development of a biosimilar to ENBREL® (etanercept), and CTI BioPharma Corp. (CTI BioPharma) related to the development of pacritinib. Upfront and milestone payments to collaboration partners during 2014 included an upfront payment of $100 million to Merrimack, and milestone payments totalling $117 million primarily to Coherus Bio Pharma and Momenta (for the development of biosimilars). Upfront and milestone payments to collaboration partners in 2013 of $78 million consisted primarily of payments to Coherus and CTI BioPharma. Other research and development expenses include costs not directly attributable to individual projects and include depreciation and other facility-based expenses, medical and regulatory affairs functions, pharmacovigilance, other infrastructure and management costs supporting multiple projects, as well as special items such as impairment charges, business optimization items and separation costs. The following special items were reported in other research and development expenses during the periods presented above:

•
IPR&D impairment charge of $81 million during 2015, primarily related to IPR&D acquired in the 2014 acquisition of AesRx.

•
Business optimization items consisting of a $9 million benefit during 2015 and net charges of $21 million and $24 million during 2014 and 2013, respectively.

•
Separation costs of $15 million and $13 million during 2015 and 2014, respectively.

Excluding the impact of the special items described above, other R&D expenses increased 20 per cent. during 2015 and 12 per cent. during 2014, primarily due to investments in infrastructure to support a standalone R&D function and several key projects in the company's R&D pipeline, as well as increased expenses related to medical affairs.

Net Interest Expense

On 23 June 2015, Baxalta issued debt directly attributable to its business and began recording interest expense. Net interest expense during 2015 of $48 million primarily reflects interest expense associated with the June 2015 debt issuance and is net of the portion of such interest that has been capitalised, amortisation of deferred hedging gains and losses, and interest income.

Prior to the June 2015 debt issuance, Baxalta third-party debt and the related interest expense were not allocated to the company as the company was not the legal obligor of the debt and Baxter borrowings were not directly attributable to the company's business.

Other (income) expense, net

During 2015, other (income) expense, net was $102 million of income and consisted primarily of the following items:

•
Gains of $97 million, a special item, due to adjustments in the fair value of contingent payment liabilities associated primarily with the 2014 acquisition of AesRx and the 2013 acquisition of Chatham.

•
Gains from the sale of investments and equity method income totalling $31 million.

•
Unrealised foreign currency losses of $25 million following an announcement from the Argentine government lifting currency controls, resulting in the Argentine Peso devaluing nearly 30 per cent. in one day, reported as a special item.

•
Other-than-temporary impairment charges of $14 million due to the duration of declines in fair value of three of the company's investments.
During 2014, other (income) expense, net was $104 million of expense and consisted primarily of the following items:

•
Loss of $124 million, reported as a special item, resulting from an increase in the fair value of a contingent payment liability associated with the acquisition of OBIZUR and related assets from Inspiration/Ipsen.

•
Other-than-temporary impairment charge of $45 million, reported as a special item, to write-down the company's investment in the common stock of Onconova to its fair value.

•
Income from equity method investments of $64 million which primarily represented distributions from funds that sold portfolio companies as well as gains from the sale of certain investments.

During 2013, other (income) expense, net was $1 million of expense and consisted primarily of the following items:

•
Income from equity method investments of $23 million.

•
Loss of $18 million, reported as a special item, resulting from an increase in the fair value of a contingent payment liability associated with the acquisition of OBIZUR and related assets from Inspiration / Ipsen.

Income taxes

The effective income tax rate was 22.5 per cent. in 2015, 22.6 per cent. in 2014 and 20.1 per cent. in 2013. Baxalta's effective tax rate differs from the U.S. federal statutory rate each year due to certain operations that are subject to tax incentives, state and local taxes and foreign taxes that are different to the U.S. federal statutory rate. The average foreign effective tax rate on international pre-tax income was 9 per cent., 5.4 per cent. and 5.3 per cent. for the years ended 31 December 2015, 2014 and 2013, respectively. Baxalta's average foreign effective tax rate was lower than the U.S. federal statutory rate as a result of the impact of tax incentives in Switzerland and certain other tax jurisdictions outside of the U.S., as well as foreign earnings in tax jurisdictions with lower statutory rates than the U.S. In addition, as discussed further below, Baxalta's effective income tax rate can be impacted in each year by discrete factors or events. Refer to Note 14 to Baxalta's audited consolidated and combined financial statements, which are included at Annex B (Baxalta's Financial Statements) to this Prospectus, for further information regarding Baxalta's income taxes.

Baxalta's effective income tax rate in 2015 was comparable to the effective tax rate in 2014. The impact of an increase in charges related to the separation that were deductible at tax rates higher than the effective rate and a decrease in the non-deductible charge for the Branded Prescription Drug Fee were largely offset by an increase in charges associated with upfront and milestone payments made to collaboration partners that were deductible at tax rates lower than the effective tax rate.

Baxalta's effective income tax rate in 2014 increased as compared to 2013 due primarily to an increase in Baxalta's Branded Prescription Drug Fee, which is not deductible for federal income tax purposes, a change to the earnings mix from lower tax to higher tax rate jurisdictions, and a reduction in uncertain tax position benefits.

7.7   Liquidity and capital resources

Baxalta believes that its existing capital resources, as supplemented by its cash flows generated from operating activities, will be adequate to satisfy its operations and capital needs for the foreseeable future. However, its ability to fund its operations and capital needs could be adversely affected if there is a material decline in the demand for its products or in the solvency of its customers or suppliers, deterioration in its key financial ratios or credit ratings or other significant unfavourable changes in conditions.

Financial Condition

The following table summarises components of Baxalta's financial condition as of 31 December 2015 and 2014:

as of December 31 ($'M)	2015	2014
Cash and equivalents	1,001	—

Current assets (including cash and equivalents)	4,708	3,093
Current liabilities	1,911	1,640

Working capital	2,797	1,453

Current maturities of long-term debt and capital lease obligations	3	—
Long-term debt and capital lease obligations	5,265	275

Total debt and capital lease obligations	5,268	275

Cash and Equivalents

Baxalta's investment policy allows it to invest its cash in highly-liquid investment vehicles, including institutional money market funds, certificates of deposits or time deposit accounts.

Prior to the separation from Baxter, Baxalta participated in Baxter's centralised treasury management system, which included centralised cash pooling and overall financing arrangements. At 31 December 2014,

Baxalta did not report cash and equivalents on its balance sheet due to its participation in Baxter centralised treasury management system.

Working Capital

Baxalta's working capital is calculated as current assets, including cash and equivalents, less current liabilities. The increase in working capital is driven by $1.0 billion of cash and equivalents as of 31 December 2015, compared to zero cash and equivalents in working capital as of 31 December 2014 due to Baxalta's participation in Baxter's centralised treasury management system prior to the separation.

Excluding cash and equivalents, Baxalta's working capital during 2015 as of 31 December 2015 of $1.8 billion increased compared to $1.5 billion as of 31 December 2014, driven by the following factors:

•
Increases in inventory and receivables (including due from Baxter) due to growth in Baxalta's commercial operations.

•
Decrease in income tax payables due largely to the basis of preparation included in the carve-out financial statements, as further discussed in the "Historical Cash Flow Trends" section below.

Partially offsetting the factors above was an increase in accounts payable and other accrued liabilities, including a $175 million accrual for an upfront collaboration payment made to Symphogen in January 2016.

Financing arrangements

On 23 June 2015, Baxalta issued senior notes with a total aggregate principal amount of $5 billion. Baxalta used the net proceeds to make a cash distribution of $4 billion to Baxter as partial consideration for the contribution of net assets to Baxalta in connection with the separation, and the remainder has been or is intended to be used for general corporate purposes, including to fund acquisitions. The $4 billion cash distribution to Baxter was made on 23 June 2015. The $5 billion in senior notes consist of the following tranches:

•
$375 million aggregate principal of senior notes bearing a floating coupon rate of three-month LIBOR plus 0.780 per cent. and maturing in June 2018;

•
$375 million aggregate principal of senior notes bearing a fixed coupon rate of 2.000 per cent. and maturing in June 2018;

•
$1 billion aggregate principal of senior notes bearing a fixed coupon rate of 2.875 per cent. and maturing in June 2020;

•
$500 million aggregate principal of senior notes bearing a fixed coupon rate of 3.600 per cent. and maturing in June 2022;

•
$1.75 billion aggregate principal of senior notes bearing a fixed coupon rate of 4.000 per cent. and maturing in June of 2025; and

•
$1 billion aggregate principal of senior notes bearing a fixed coupon rate of 5.250 per cent. and maturing June 2045.

Refer to Note 9 to Baxalta's audited consolidated and combined financial statements, which are included at Annex B (Baxalta's Financial Statements) of this Prospectus, for information regarding interest rate derivative contracts Baxalta has entered into related to the senior notes.

Baxalta leases certain facilities under capital leases. During 2014, Baxalta entered into a leasing arrangement for a new global innovation centre in Cambridge, Massachusetts, USA and recorded a capital lease obligation of $263 million. During 2015, Baxalta entered into a leasing arrangement for its corporate headquarters in Bannockburn, Illinois, USA and recorded a capital lease obligation of $41 million. As of 31 December 2015 and 2014, Baxalta's total capital lease obligations, including current portion, were $319 million and $275 million, respectively.

Sources and Uses of Cash

Baxalta expects its principal uses of cash in the future will be primarily to fund its operations, working capital needs, capital expenditures, repayment of borrowings, strategic investments and dividends paid to shareholders.

Baxalta's principal sources of cash include its operating cash flows and current or future financing arrangements, including the June 2015 senior note issuance and entry into the credit agreement described below. Pursuant to the Merger Agreement, there are limitations on the amount of future indebtedness Baxalta can incur.

Baxalta entered into the Five-Year Credit Agreement, dated as of 1 July 2015, among Baxalta, as Borrower, JPMorgan Chase Bank, National Association, as Administrative Agent and certain other financial institutions named therein, which provides for a senior revolving credit facility that provides Baxalta with access to an aggregate principal amount of up to $1.2 billion maturing in 2020, of which no amounts are currently outstanding. Effective 12 November 2015, Baxalta entered into Amendment No. 1 to the credit agreement. The amendment narrows the definition of "Change of Control". The other material terms of the credit agreement, including covenants, remain unchanged. The facility enables Baxalta to borrow funds on an unsecured basis at variable interest rates, and contains various financial and other covenants, including a net leverage ratio covenant and an interest coverage ratio covenant, as well as events of default with respect to Baxalta. The credit facility also provides for the issuance of letters of credit. In July 2015, Baxalta also entered into a Euro-denominated senior revolving credit facility in an aggregate principal amount of up to €200 million maturing in 2020, with similar terms as the above credit facility. Effective 12 November 2015, Baxalta entered into an amendment to this credit facility. Similar to the amendment discussed above, this amendment narrows the definition of "Change of Control." The non-performance of any financial institution supporting either of the credit facilities would reduce the maximum capacity of these facilities by each institution's respective commitment. Under the Merger Agreement, Baxalta may not issue any indebtedness in excess of $25 million, subject to certain ordinary course exceptions.

A significant portion of Baxalta's net cash provided from operations is generated within the U.S., allowing Baxalta to indefinitely reinvest a portion of its foreign earnings in jurisdictions outside the U.S. Baxalta believes its U.S. cash flows from operations together with repatriations of foreign earnings that are not deemed permanently invested are adequate to meet its ongoing cash flow obligations in the United States.

Dividends and share repurchase authorisation

On 28 July 2015, the Baxalta Board declared a quarterly cash dividend of $0.07 per share of common stock. The quarterly dividend was paid on 1 October 2015 to stockholders of record as of the close of business on 4 September 2015. In addition, on 28 November 2015, the Baxalta Board declared a quarterly cash dividend of $0.07 per share of common stock. This quarterly dividend was paid on 4 January 2016 to stockholders of record as of the close of business on 17 December 2015. On 23 February 2016, the Baxalta Board declared a quarterly cash dividend of $0.07 per share of common stock. This quarterly dividend was paid on 1 April 2016 to stockholders of record as of the close of business on 10 March 2016. On 28 July 2015, the Baxalta Board also approved a share repurchase authorisation that permits Baxalta to repurchase up to $1 billion of its common stock. Baxalta did not repurchase any of its common stock during 2015 and is prohibited from making any such repurchases under the Merger Agreement.

8.     Historical cash flow trends—years ended 31 December 2013, 2014 and 2015

	Year ended 31 December
($'M)	2015	2014	2013
Net cash provided from operations	799	1,373	1,548
Net cash used for investing activities	(2,293)	(501)	(977)
Net cash provided from (used for) financing activities	2,492	(872)	(571)
Effect of foreign exchange rate changes on cash and equivalents	3	—	—

Change in cash and cash equivalents	1,001	—	—

8.1   Net cash provided from operations

The decrease in net cash provided by operations during the year ended 31 December 2015 as compared to the prior year period was driven by lower net income excluding non-cash items. Sales growth and the resulting growth in gross profit was more than offset by increased expenses, including from separation costs and increased investments in the R&D pipeline. Also contributing to the decrease in net cash provided from operations was an increase in cash outflows for certain working capital items, including accounts receivables and inventories, as Baxalta supports growth in its commercial operations. Partially offsetting the factors above was the impact of lower tax-related outflows during the 2015 year period.

In periods prior to the separation from Baxter, Baxalta maintained an income taxes payable to/from account with Baxter, and was deemed to have settled its current income tax payables with Baxter annually on the first day of each year. This resulted in significant tax-related operating cash outflows during the first three months of 2015 and 2014.

Net cash provided from operations decreased in the year ended 31 December 2014 as compared to the year ended 31 December 2013 as the impact of sales growth was more than offset primarily by an increase in tax-related items, increased payments to collaboration partners upon the achievement of R&D-related milestones, and the settlement of Baxalta's plasma-related litigation in 2014.

8.2   Net cash used for investing activities

Baxalta's net cash used for investing activities increased during the year ended 31 December 2015 as compared to the previous year due primarily increased cash outflows for acquisitions and a 2014 cash inflow of $640 million from the sale of the commercial vaccines business. The divestiture of the commercial vaccines business was the primary contributor to the decrease in 2014 as compared to 2013.

Cash outflows for acquisitions, net of cash acquired during the years ended 31 December 2015, 2014 and 2013 were $1.2 billion, $185 million and $111 million, respectively. During 2015, cash outflows for acquisitions, net of cash acquired included $890 million for the acquisition of the ONCASPAR business from Sigma-Tau and $228 million for the acquisition of SuppreMol, a privately held biopharmaceuticals company based in Germany. During 2014, cash outflows for acquisitions, net of cash acquired included $100 million for an upfront collaboration payment to Merrimack and $70 million and $15 million for the acquisitions of Chatham and AesRx, respectively. During 2013, cash outflows for acquisitions, net of cash acquired, included $51 million for the acquisition of OBIZUR and related assets from Inspiration/Ipsen, $30 million for an upfront collaboration payment to Coherus and $30 million for an upfront collaboration payment to CTI BioPharma.

Capital expenditures during the years ended 31 December 2015, 2014 and 2013 were $1.2 billion, $970 million and $797 million, respectively. The increase in capital expenditures in 2015 compared to 2014 was driven by several projects aimed at improving manufacturing capacity for Baxalta's products, including increased expenditures associated with the construction of the Covington, Georgia, USA manufacturing facility. A significant portion of the construction has been completed as of 31 December 2015 and commercial production is expected to begin in 2018. The increase in 2015 was also driven by expenditures related to Baxalta's corporate headquarters in Bannockburn, Illinois, USA and its global innovation centre located in Cambridge, Massachusetts, USA. In 2014 as compared to 2013, capital expenditures associated with the Covington, Georgia facility primarily drove the increase.

Net cash provided from (used for) financing activities

Prior to the separation, Baxter used a centralised approach to cash management and financing of its operations. As a result, Baxalta did not report cash and equivalents on its combined balance sheets as of and prior to 31 December 2014. Net cash provided from (used for) financing activities for the years ended 31 December 2015, 2014 and 2013, primarily reflected net transactions with Baxter.

In connection with the separation, Baxalta began establishing its own centralised treasury management system, issued its own debt and reported cash and equivalents on its balance sheet as of 30 September 2015.

Proceeds from the issuance of long-term debt totalled $4.9 billion during the year ended 31 December 2015 and reflected cash inflows from the debt issuance described above, and were net of a debt discount and deferred issuance costs totalling $59 million. Baxalta also reported proceeds and excess tax benefits from share-based payments under employee benefit plans of $64 million and dividend payments of $47 million during 2015.

Other cash provided from or used for financing activities primarily reflected net cash outflows from transactions with Baxter which were $2.5 billion, $856 million and $571 million during the years ended 31 December 2015, 2014 and 2013, respectively. The net transactions with Baxter during 2015 included a $4 billion cash distribution to Baxalta as partial consideration for the contribution of assets to Baxalta from Baxter in connection with the separation and cash contributions received from Baxter in connection with the formation of Baxalta legal entities. As of 1 July 2015, outstanding pre-separation receivables and payables with Baxter were reclassified from net parent company investment to due to or from Baxter in Baxalta's consolidated balance sheet. The settlement of these outstanding pre-separation receivables and payables with Baxter are reported in financing activities in periods following the separation because an operating cash flow associated with these transactions would have already been reported prior to the separation.

8.3   Concentrations of credit risk

Baxalta engages in business with foreign governments in certain countries that have experienced deterioration in credit and economic conditions, including Greece, Spain, Portugal, Italy and Brazil. As of 31 December 2015, Baxalta's net accounts receivable from the public sector in Greece, Spain, Portugal and Italy totalled $80 million, of which Greece receivables represented an immaterial balance. Baxalta also has significant accounts receivable related to its Hemobrás partnership in Brazil totalling $207 million at 31 December 2015. As of 31 December 2014 and 31 December 2013, Baxalta's net accounts receivable from the public sector in Greece, Spain, Portugal and Italy totalled $88 million and $146 million, respectively.

Global economic conditions and liquidity issues in certain countries have resulted, and may continue to result, in delays in the collection of receivables and credit losses. While Baxalta believes that its allowance for doubtful accounts as of 31 December 2015 is adequate, future governmental actions and customer-specific factors may require Baxalta to re-evaluate the collectability of its receivables and Baxalta could potentially incur additional credit losses that materially impact its results of operations.

8.4   Off-Balance Sheet Arrangements

Baxalta periodically enters into off-balance sheet arrangements. Certain contingencies arise in the normal course of business, and, in accordance with U.S. GAAP, are not recorded in the consolidated or combined balance sheet (such as contingent milestone payments associated with Baxalta's collaboration agreements). Also, upon resolution of uncertainties, Baxalta may incur charges in excess of presently established liabilities for certain matters (such as contractual indemnifications).

Baxalta's significant off-balance sheet arrangements and contingencies are discussed in the consolidated and combined financial statements at Annex B (Baxalta's Financial Statements) of this Prospectus. Refer to Note 5, Note 11 and Note 16 at Annex B (Baxalta's Financial Statements) of this Prospectus for information regarding collaboration agreements, indemnifications and legal contingencies.

8.5   Contractual obligations

As of 31 December 2015, Baxalta had contractual obligations, excluding accounts payable and accrued liabilities, payable or maturing in the following periods:

(in millions)	Total	Less than one year	One to three years	Three to five years	More than five years
Debt and capital lease obligations	$5,450	$3	$799	$1,036	$3,612
Interest on debt and capital lease obligations(a)	2,455	170	338	307	1,640
Operating leases	382	58	98	65	161
Other long-term liabilities(b)	712	5	82	80	545
Purchase obligations(c)	1,771	602	624	427	118

Contractual obligations	10,770	838	1,941	1,915	6,076

(a)
Interest payments on capital lease obligations are calculated for future periods using interest rates in effect at the end of 2015. The projected payments only pertain to obligations outstanding at 31 December 2015.

(b)
Other long-term liabilities include long-term obligations recorded on Baxalta's consolidated balance sheet as of 31 December 2014 that are not presented separately within the table above. They include, among other items, the fair value of contingent payment liabilities associated with acquisitions and deferred tax liabilities.

Baxalta projected the timing of the future cash payments of its other long-term liabilities based on contractual maturity dates (where applicable) and estimates of the timing of payments (for liabilities with no contractual maturity dates). The actual timing of payments could differ from the estimates.

(c)
Includes Baxalta's significant contractual unconditional purchase obligations. For cancellable agreements, any penalty due upon cancellation is included. These commitments do not exceed Baxalta's projected requirements and are in the normal course of business. Examples include firm commitments for raw material purchases, utility agreements and service contracts.

The following items have been excluded from the table above:

•
Baxalta is contractually obliged to pay third parties upon the achievement of development, regulatory and commercial milestones, as well as potential royalty payments, associated with its collaboration agreements. Obligations associated with these arrangements have not been incurred and as such have not been recorded on Baxalta's consolidated balance sheet. Potential future milestone payments associated with Baxalta's collaborations were approximately $2.1 billion as of 31 December 2015, which excludes potential royalty payments. Of the potential $2.1 billion, Baxalta anticipates less than $235 million of potential payments will become payable in 2016.

•
An unfunded commitment at 31 December 2015 of $79 million as a limited partner in multiple investment companies, in which the timing of future payments is uncertain.

•
Long-term liability relating to gross unrecognised tax benefits of $17 million at 31 December 2015, in which the timing of reversal is uncertain.

•
Long-term liabilities relating to pension and other post-employment benefits of $499 million and related cash outflows, in which timing of funding is uncertain and dependent on future movements in interest rates and investment returns, changes in laws and regulations and other variables.

9.     Quantitative and qualitative disclosures about market risk

9.1   Currency Risk

Baxalta is primarily exposed to foreign exchange risk with respect to recognised assets and liabilities, forecasted transactions and net assets denominated in the Euro, Japanese Yen, British Pound, Swiss Franc, Australian Dollar, Turkish Lira, Russian Ruble, Chinese Renminbi and Colombian Peso. Baxalta manages its foreign currency exposures on a consolidated basis, which allows Baxalta to net exposures and take advantage of any natural offsets. In addition, Baxalta uses derivative and nonderivative financial instruments to further reduce the net exposure to foreign exchange. Gains and losses on the hedging instruments offset losses and gains on the hedged transactions and reduce the earnings and stockholders' equity volatility relating to foreign exchange. Financial market and currency volatility may limit Baxalta's ability to hedge these exposures cost-effectively.

Baxalta may use options, forwards and cross-currency swaps to hedge the foreign exchange risk to earnings relating to forecasted transactions denominated in foreign currencies and recognised assets and liabilities. The maximum term over which Baxalta has cash flow hedge contracts in place related to forecasted transactions as of 31 December 2015 is 12 months. Baxalta also enters into derivative instruments to hedge certain intercompany and third party receivables and payables and debt denominated in foreign currencies.

As part of its risk-management programme, Baxalta performs a sensitivity analysis to assess potential changes in the fair value of its foreign exchange instruments relating to hypothetical and reasonably possible near-term movements in foreign exchange rates.

A sensitivity analysis of changes in the fair value of foreign exchange option and forward contracts outstanding at 31 December 2015, while not predictive in nature, indicated that if the U.S. dollar uniformly weakened by 10 per cent. against all currencies, on a net-of-tax basis, the net asset balance of $13 million would decrease by $43 million resulting in a net liability.

The sensitivity analysis model recalculates the fair value of the foreign exchange option and forward contracts outstanding at 31 December 2015 by replacing the actual exchange rates at 31 December 2015 with exchange rates that are 10 per cent. weaker to the actual exchange rates for each applicable currency. All other factors are held constant. The sensitivity analysis disregards the possibility that currency exchange rates can move in opposite directions and that gains from one currency may or may not be offset by losses from another currency. The analysis also disregards the offsetting change in value of the underlying hedged transactions and balances.

The consolidated statement of income is exposed to currency risk from various transactions, including intercompany receivables/payables, where the denominated currency of the transaction differs from the functional currency of one or more of Baxalta's subsidiaries. A sensitivity analysis that measures the unfavourable impact to income from continuing operations before income taxes from a hypothetical 10 per cent. strengthening of the U.S. dollar relative to multiple currencies indicates an unfavourable impact of $25 million as of 31 December 2015. This sensitivity analysis holds all other variables equal and does not reflect any hypothetical benefits that would be derived from hedging activities, including cash holdings in similar foreign currencies, that Baxalta has historically utilised to mitigate its exposure to movements in foreign exchange rates.

Baxalta is also exposed to translation risk on non-U.S. dollar-denominated net assets. A sensitivity analysis indicated that a hypothetical 10 per cent. strengthening of the U.S. dollar relative to the Euro, Japanese Yen, British Pound, Swiss Franc and Australian Dollar, Baxalta's most significant foreign currency exposures, would decrease net assets by $368 million. The change in net assets associated with the translation of these currencies is generally recorded as currency translation adjustment within accumulated comprehensive income in shareholder's equity of the company's consolidated balance sheets.

9.2   Interest rate and other risks

As a result of the June 2015 debt offering, Baxalta's exposure to the risk that its earnings or cash flows could be adversely impacted by fluctuations in interest rates has increased. Baxalta's policy is to manage this risk to an acceptable level, which includes using interest rate swaps to convert a portion of its fixed-rate debt into variable rate debt.

As part of its risk management programme, Baxalta performs sensitivity analyses to assess potential gains and losses in earnings related to hypothetical movements in interest rates. A 23 basis-point increase in interest rates (approximately 10 per cent. of Baxalta's weighted-average interest rate from the June 2015 debt issuance calculated up to and including 31 December 2015) affecting Baxalta's financial instruments, including debt obligations and related derivatives, would have an immaterial effect on Baxalta's 2015 earnings and on the fair value of Baxalta's fixed rate debt as of 31 December 2015.

With respect to Baxalta's investments, Baxalta believes any reasonably possible near-term losses in earnings, cash flows and fair values would not be material to Baxalta's combined financial position.

10.   Critical accounting policies

The preparation of financial statements in accordance with U.S. GAAP requires Baxalta to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses. A summary of Baxalta's significant accounting policies is included in Note 2 to Baxalta's combined financial statements which are reproduced at Annex B of this Prospectus. Certain of Baxalta's accounting policies are considered critical because these policies are the most important to the depiction of Baxalta's financial statements and require significant, difficult or complex judgements by Baxalta, often requiring the use of estimates about the effects of matters that are inherently uncertain. Actual results that differ from Baxalta's estimates could have an unfavourable effect on Baxalta's results of operations and financial position. Baxalta applies estimation methodologies consistently from year to year. The following is a summary of accounting policies that Baxalta considers critical to the combined financial statements.

10.1 Revenue recognition and related provisions and allowances

Baxalta's policy is to recognise revenues from product sales and services when earned. Specifically, revenue is recognised when persuasive evidence of an arrangement exists, delivery has occurred (or services have been rendered), the price is fixed or determinable, and collectability is reasonably assured. For product sales, revenue is not recognised until title and risk of loss have transferred to the customer. The shipping terms for the majority of Baxalta's revenue arrangements indicate that title and risk of loss pass at delivery.

Baxalta periodically and systematically evaluates the collectability of accounts receivable and determines the appropriate reserve for doubtful accounts. In determining the amount of the reserve, Baxalta considers historical credit losses, the past-due status of receivables, payment history and other customer-specific information, and any other relevant factors or considerations.

Provisions for rebates, chargebacks to wholesalers and distributors, returns, and discounts (collectively, "sales deductions") are provided for at the time the related sales are recorded, and are reflected as a reduction of sales. The sales deductions are based primarily on estimates of the amounts earned or to be claimed on such sales. Baxalta's most significant and judgemental sales deductions are rebates and wholesaler and distributor chargebacks.

Rebates include amounts estimated to be paid to third parties based either on contractual obligations that vary by product or on customer or statutory requirements. Contractual rebate obligations are based on units sold, customer inventory levels, forecasted customer buying patterns and historical experience. Contractual rebate obligations are settled up to 15 months after date of sale, and accruals are adjusted throughout the contract period as actual contract performance measures become known. Statutory rebate estimates, which include payments under U.S. Medicaid, TRICARE and Medicare Part D reimbursement programmes, are generally based on historical payment data and estimates of future utilisation based on established formulas or requirements, including the Medicaid unit rebate formula established by the Center for Medicaid and Medicare Services. All liabilities associated with rebates are reviewed regularly taking into consideration known market events and trends as well as internal and external historical data. Baxalta believes the methodology used to accrue rebates is reasonable and appropriate given the current circumstances and facts.

Chargeback provisions are based on the differential of product acquisition prices paid by wholesalers and distributors and prices paid by eligible customers under product pricing or customer contractual agreements, and may fluctuate based on channel strategy shifts, inventory levels, and end customer pricing strategies and mix. Such amounts are generally settled within one year of initial shipment.

10.2 Legal contingencies

Baxalta is involved in product liability, patent, commercial, regulatory and other legal proceedings that arise in the normal course of business. Baxalta records a liability when a loss is considered probable and the amount can be reasonably estimated. If the reasonable estimate of a probable loss is a range, and no amount within the range is a better estimate, the minimum amount in the range is accrued. If a loss is not probable or a probable loss cannot be reasonably estimated, no liability is recorded. Baxalta has established reserves for certain of its legal matters. At 31 December 2015, total legal liabilities were $23 million.

Baxalta's loss estimates are generally developed in consultation with outside counsel and are based on analyses of potential outcomes. With respect to the recording of any insurance recoveries, after completing the assessment and accounting for Baxalta's legal contingencies, Baxalta separately and independently analyses its insurance coverage and records any insurance recoveries that are probable of occurring at the gross amount that is expected to be collected. In performing the assessment, Baxalta reviews available information, including historical company-specific and market collection experience for similar claims, current facts and circumstances pertaining to the particular insurance claim, the financial viability of the applicable insurance company or companies, and other relevant information.

While the liability of Baxalta in connection with certain claims cannot be estimated with certainty, and although the resolution in any reporting period of one or more of these matters could have a significant impact on Baxalta's results of operations and cash flows for that period, the outcome of these legal proceedings is not expected to have a material adverse effect on Baxalta's combined financial position. While Baxalta believes it has valid defences in these matters, litigation is inherently uncertain, excessive verdicts do occur, and Baxalta may in the future incur material judgements or enter into material settlements of claims.

10.3 Income Taxes

Baxalta accounts for income taxes under the asset and liability method. Provisions for U.S. federal, state and foreign income taxes are calculated on reported pre-tax earnings based on current tax laws. Deferred taxes are provided using enacted tax rates on the future tax consequences of temporary differences, which are the differences between the financial statement carrying amount of assets and liabilities and their respective tax bases and the tax benefits of carryforwards. A valuation allowance is established or maintained when, based on currently available information, it is more likely than not that all or a portion of a deferred tax asset will not be realised. In determining whether a valuation allowance is warranted, Baxalta evaluates factors such as prior earnings history, expected future earnings, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realisation of a deferred tax asset. The realisability assessments made at a given balance sheet date are subject to change in the future, particularly if earnings of a subsidiary are significantly higher or lower than expected, or if Baxalta takes operational or tax planning actions that could impact the future taxable earnings of a subsidiary.

In the normal course of business, Baxalta is audited by U.S. federal, state and foreign tax authorities, and is periodically challenged regarding the amount of taxes due. These challenges relate to the timing and amount of deductions and the allocation of income among various tax jurisdictions. Baxalta believes its tax positions comply with applicable tax law and Baxalta intends to defend its positions. In evaluating the exposure associated with various tax filing positions, Baxalta records reserves for uncertain tax positions in accordance with U.S. GAAP, based on the technical support for the positions, Baxalta's audit experience with similar situations, and potential interest and penalties related to the matters. Baxalta's results of operations and effective tax rate in a given period could be impacted if, upon final resolution with taxing authorities, Baxalta prevailed in positions for which reserves have been established, or was required to pay amounts in excess of established reserves.

10.4 Valuation of intangible assets, including intellectual property and R&D

Baxalta acquires intangible assets and records them at fair value. Valuations are generally completed for business acquisitions using a discounted cash flow analysis, incorporating the stage of completion and consideration of market participant assumptions. The most significant estimates and assumptions inherent in a discounted cash flow analysis include the amount and timing of projected future cash flows, the discount rate used to measure the risks inherent in the future cash flows, the assessment of the asset's life cycle, and the competitive and other trends impacting the asset, including consideration of technical, legal, regulatory, economic and other factors. Each of these factors and assumptions can significantly affect the value of the intangible asset.

Acquired in-process R&D, or IPR&D, is the value assigned to acquired technology or products under development which have not received regulatory approval and have no alternative future use.

Acquired IPR&D included in a business combination is capitalised as an indefinite-lived intangible asset. Development costs incurred after the acquisition are expensed as incurred. Upon receipt of regulatory approval of the related technology or product, the indefinite-lived intangible asset is then accounted for as a finite-lived intangible asset and amortised on a straight-line basis over its estimated useful life. If the R&D project is abandoned, the indefinite-lived asset is charged to expense.

R&D acquired in transactions that are not business combinations is expensed immediately. For such transactions, payments made to third parties on or after regulatory approval are capitalised and amortised over the remaining useful life of the related asset, and are classified as intangible assets.

Because of the inherent uncertainty associated with R&D projects, there is no assurance that actual results will not differ materially from the underlying assumptions used to prepare discounted cash flow analyses, nor that the R&D project will result in a successful commercial product.

10.5 Valuation of contingent consideration resulting from business combinations

Baxalta recognises contingent consideration liabilities resulting from business combinations at estimated fair value on the acquisition date. The contingent consideration liabilities are revalued after the acquisition date with changes in fair value recognised in earnings. Contingent payments related to acquisitions consist of development, regulatory and commercial milestone payments, in addition to sales-based payments, and are valued using discounted cash flow techniques. Significant estimates and assumptions required for these valuations include the probability of achieving milestones, product sales projections under various scenarios and discount rates used to calculate the present value of the estimated payments. Changes in the fair value of contingent consideration liabilities result from changes in these estimates and assumptions. Significant judgement is employed in determining the appropriateness of the estimates and assumptions as of the acquisition date and in post-acquisition periods. Accordingly, the use of alternative estimates or assumptions would increase or decrease the estimated fair value of contingent consideration liabilities, and could materially impact Baxalta's results of operations in any given period. At 31 December 2015, Baxalta's combined balance sheet included $433 million of contingent consideration liabilities resulting from business combinations.

10.6 Impairment of assets

Goodwill and other indefinite-lived intangible assets are subject to impairment reviews annually, and whenever indicators of impairment exist. Baxalta's performs an annual impairment review of goodwill in the fourth quarter of each year. No goodwill impairment was recorded in 2015, 2014 or 2013. For the annual impairment review, Baxalta may elect to complete a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying value and, if Baxalta determines it is not, then it would not be required to calculate the fair value of the reporting unit. For 2013 annual impairment review, Baxalta elected to complete the qualitative assessment and concluded further quantitative testing was not required. Baxalta performs a qualitative assessment of other indefinite-lived intangible assets, including IPR&D, at least annually. If the intangible asset is determined to be more likely than not impaired as a result of the assessment, Baxalta completes a quantitative impairment test.

Intangible assets with definite lives and other long-lived assets (such as fixed assets) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Baxalta's impairment reviews are based on an estimated future cash flow approach that requires significant judgement with respect to future volume, revenue and expense growth rates, changes in working capital use, foreign currency exchange rates, the selection of an appropriate discount rate, asset groupings, and other assumptions and estimates. The estimates and assumptions used are consistent with Baxalta's business plans and a market participant's views of Baxalta and similar companies. The use of alternative estimates and assumptions could increase or decrease the estimated fair values of the assets, and potentially result in different impacts to the company's results of operations. Actual results may differ from Baxalta's estimates.

10.7 Pension and other post-employment benefit plans ("OPEB")

Prior to the second quarter of 2015 and with the exception of certain Austrian defined benefit pension plans, of which Baxalta was the sole sponsor, Baxalta's employees have participated in certain U.S. and international defined benefit pension and other OPEB plans sponsored by Baxter. Baxalta accounted for these plans as multi-employer plans prior to the second quarter of 2015, in which case no liabilities or plan assets were included in Baxalta's combined balance sheets.

During the second quarter of 2015, Baxalta assumed certain pension and OPEB obligations and plan assets related to newly created single employer plans for Baxalta employees, as well as pension obligations and plan assets associated with its employees who participated in certain plans that split following the separation from Baxter. Baxalta accounted for certain plans with delayed split dates as multiple-employer plans beginning in the second quarter of 2015 because Baxalta was responsible for its employees retiring during the interim period.

The valuation of the funded status and net periodic benefit cost for Baxalta's pension and OPEB plans is calculated using actuarial assumptions. These assumptions are reviewed at least annually, and revised if appropriate. The significant assumptions include the following:

•
interest rates used to discount pension and OPEB plan liabilities;

•
the long-term rate of return on pension plan assets;

•
rates of increases in employee compensation (used in estimating liabilities);

•
anticipated future healthcare costs (used in estimating the OPEB plan liability); and

•
other assumptions involving demographic factors such as retirement, mortality and turnover (used in estimating liabilities).

Selecting assumptions involves an analysis of both short-term and long-term historical trends and known economic and market conditions at the time of the valuation (also called the measurement date). The use of different assumptions would result in different measures of the funded status and net cost. Actual results in the future could differ from expected results. Baxalta is not able to estimate the probability of actual results differing from expected results, but believes its assumptions are appropriate.

Refer to Note 12 to the audited consolidated and combined financial statements, which are included at Annex B (Baxalta's Financial Statements) of this Prospectus, for further information regarding Baxalta's pension and OPEB plans.

PART VI

CAPITALISATION AND INDEBTEDNESS

The following tables show the audited capitalisation of Shire as at 31 December 2015 and the unaudited consolidated indebtedness of the Shire Group as at 29 February 2016. There has been no material change to the capitalisation figures since 31 December 2015.

($'M)
Total current debt
Secured	14.2
Unguaranteed/Unsecured	2,501.1

2,515.3
Total non-current debt (excluding current portion of long-term debt)
Secured	67.2
Unguaranteed/Unsecured	4,212.2

4,279.4

Total indebtedness at 29 February 2016	6,794.7

Shareholders' equity
Common stock	58.9
Additional paid in capital	4,486.3
Treasury stock	(320.6)

Total capitalisation as at 31 December 2015	4,224.6

The following table sets out the Shire Group's net indebtedness as at 29 February 2016:

($'M)
Total current debt
Cash	34.8
Cash equivalents	111.7
Restricted cash(1)	27.7

Liquidity	174.2

Current bank debt—Revolving Credit Facility	1,100.0
Current bank debt—term loan facilities	1,400.0
Current bank debt—other facilities	1.1
Securitised debt	14.2
Capitalised borrowing costs (current)(2)	(15.4)

Total current indebtedness at 29 February 2016	2,499.9

Net current financial indebtedness	2,325.7
Non-current secured debt	67.2
Non-current other	12.2
Non-current Term loan facilities	4,200.0
Capitalised borrowing costs (Non-current)(2)	(16.3)
Non-current financial indebtedness	4,263.1

Net financial indebtedness at 29 February 2016	6,588.8

(1)
Restricted cash primarily relates to that cash which is not considered freely available for the Company to use.

(2)
Capitalised borrowing costs exclude any amounts related to facilities taken out for the acquisition of Baxalta which, as at 29 February 2016, have not yet been drawn.

 PART VII

HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING
TO THE SHIRE GROUP

The following documents, which have been filed with, or notified to, the FCA and are available for inspection in accordance with paragraph 24 of Part XIII (Additional Information) of this document, contain financial information about the Shire Group which is relevant to the Merger:

•
Shire's Annual Report 2015, containing Shire's audited consolidated financial statements for the 52 weeks ended 31 December 2015, together with an audit report in respect of that period and a discussion of Shire's financial performance;

•
Shire's Annual Report 2014, containing Shire's audited consolidated financial statements for the 52 weeks ended 31 December 2014, together with the audit report in respect of that period and a discussion of Shire's financial performance; and

•
Shire's Annual Report 2013, containing Shire's audited consolidated financial statements for the 52 weeks ended 31 December 2013, together with the audit report in respect of that period and a discussion of Shire's financial performance.

The table below sets out the sections of these documents which are incorporated by reference into, and form part of, this Part VII (Historical Consolidated Financial Information relating to the Shire Group) of this document, and only the parts of the documents identified in the table below are incorporated into, and form part of, this Part VII (Historical Consolidated Financial Information relating to the Shire Group) of this document. The parts of these documents which are not incorporated by reference are either not relevant for investors or are covered elsewhere in this document. To the extent that any part of any information referred to below itself contains information which is incorporated by reference, such information shall not form part of this document.

Reference	Information incorporated by reference into this Part VII	Page number(s) in reference
For the year ended 31 December 2015
Shire Annual Report 2015	Independent auditor's report	106–109
Shire Annual Report 2015	Consolidated balance sheet	110
Shire Annual Report 2015	Consolidated statements of income	111
Shire Annual Report 2015	Consolidated statements of comprehensive income	112
Shire Annual Report 2015	Consolidated statements of changes in equity	113
Shire Annual Report 2015	Consolidated statements of cash flow	114, 115
Shire Annual Report 2015	Notes to the consolidated financial statements	116–158
For the year ended 31 December 2014
Shire Annual Report 2014	Independent auditor's report	107–109
Shire Annual Report 2014	Consolidated balance sheet	110
Shire Annual Report 2014	Consolidated statements of income	111
Shire Annual Report 2014	Consolidated statements of comprehensive income	112
Shire Annual Report 2014	Consolidated statements of changes in equity	113, 114
Shire Annual Report 2014	Consolidated statements of cash flow	115, 116
Shire Annual Report 2014	Notes to the consolidated financial statements	117–166

Reference	Information incorporated by reference into this Part VII	Page number(s) in reference
For the year ended 31 December 2013
Shire Annual Report 2013	Independent auditor's report	95–99
Shire Annual Report 2013	Consolidated balance sheet	100
Shire Annual Report 2013	Consolidated statements of income	101
Shire Annual Report 2013	Consolidated statements of comprehensive income	102
Shire Annual Report 2013	Consolidated statements of changes in equity	103
Shire Annual Report 2013	Consolidated statements of cash flow	104, 105
Shire Annual Report 2013	Notes to the consolidated financial statements	106–155

 PART VIII

HISTORICAL CONSOLIDATED AND COMBINED FINANCIAL INFORMATION RELATING
TO THE BAXALTA GROUP

The audited consolidated and combined financial statements for each of the 52 weeks ended 31 December 2015, 2014 and 2013, together with the independent audit reports in respect of those financial statements, are included at Annex B (Baxalta's Financial Statements) of this Prospectus. The financial information relating to Baxalta in this Prospectus has been prepared in accordance with U.S. GAAP.

Following an analysis of the accounting policies of the Baxalta Group for each of the financial years ended 31 December 2013, 31 December 2014, and 31 December 2015, Shire concluded that there were no material differences between the accounting policies adopted by the Shire Group and the accounting policies adopted by the Baxalta Group, in each case for the period covered by the historical financial information. Consequently, no material adjustment needs to be made to the historical financial information for the Baxalta Group, set out in Annex B to this Prospectus, in order to achieve consistency with the accounting policies of the Shire Group.

 PART IX

UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE COMBINED GROUP

1.    Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma income statement and pro forma net assets statement of the Combined Group set out below have been prepared on the basis of the notes below, and in accordance with Annex II to the Prospectus Rules, to illustrate the impact of the Merger on the income statement of the Shire Group for the year ended 31 December 2015 as if it had taken place on 1 January 2015, and on the net assets of the Shire Group as at 31 December 2015 as if it had taken place at that date.

The unaudited pro forma financial information has been prepared for illustrative purposes only and, by its nature, addresses a hypothetical situation. It does not, therefore, represent the Combined Group's actual financial position or results.

The unaudited pro forma financial information does not constitute financial statements within the meaning of section 434 of the Companies Act. Shareholders should read the whole of this document and not rely solely on the summarised financial information contained in this Part IX (Unaudited Pro Forma Financial Information of the Combined Group).

2.     Unaudited pro forma income statement relating to the Combined Group

UNAUDITED PRO FORMA INCOME STATEMENT

$ Million

		Adjustments
	Shire income statement for the year ended 31 December 2015 Note (i)	Baxalta income statement for the year ended 31 December 2015 (as reconciled) Note (ii)	Acquisition accounting adjustments Note (iii)		Pro forma income statement of the Combined Group for the year ended 31 December 2015
Revenues:
Product sales	6,099.9	6,148.0	—		12,247.9
Royalties	300.5	—	—		300.5
Other revenues	16.3	—	—		16.3

Total revenues	6,416.7	6,148.0	—		12,564.7

Costs and expenses:
Cost of product sales	969.0	2,332.0	—		3,301.0
Research and development	1,564.0	1,170.0	—		2,734.0
Selling, general and administrative	2,341.2	1,273.0	—		3,614.2
Gain on sale of product rights	(14.7)	—	—		(14.7)
Reorganisation costs	97.9	193.0	—		290.9
Integration and acquisition costs	39.8	(60.0)	165.0	(b)	144.8

Total operating expenses	4,997.2	4,908.0	165.0		10,070.2

Operating income/(loss) from continuing operations	1,419.5	1,240.0	(165.0)		2,494.5
Interest income	4.2	3.0	—		7.2
Interest expense	(41.6)	(51.0)	(341.0	)(c)	(433.6)
Other income, net	3.7	6.0	—		9.7
Income/(loss) from continuing operations before income taxes and equity in losses of equity method investees	1,385.8	1,198.0	(506.0)		2,077.8
Income taxes	(46.1)	(270.0)	—		(316.1)
Equity in losses of equity method investees, net of taxes	(2.2)	—	—		(2.2)

Income/(loss) from continuing operations, net of taxes	1,337.5	928.0	(506.0)		1,759.5

Notes:

(i)
Shire's income statement has been extracted without adjustment from the audited consolidated statement of income of the Shire Group for the year ended 31 December 2015, which is incorporated by reference into this Prospectus as set out in Part VII (Historical Consolidated Financial Information relating to the Shire Group) and paragraph 25 of Part XIII (Additional Information) and available for inspection as set out in paragraph 24 of Part XIII (Additional Information).

(ii)
The Baxalta income statement is based on the consolidated and combined statement of income of Baxalta for the year ended 31 December 2015 extracted without adjustment from the audited consolidated and combined statement of income included within the financial statements of Baxalta for the year ended 31 December 2015, which is set out in Annex B (Baxalta's Financial Statements) to this Prospectus, as adjusted to conform to the presentation adopted by the Shire Group. A reconciliation is presented below:

UNAUDITED RECONCILIATION OF BAXALTA'S CONSOLIDATED AND COMBINED INCOME STATEMENT UNDER SHIRE'S INCOME STATEMENT PRESENTATION FOR THE YEAR ENDED 31 DECEMBER 2015

$ Million

Baxalta's income statement line items	Baxalta's income statement (as reported) Note (a)	Shire's income statement line items	Baxalta's income statement under Shire's income statement line items Note (b)	Reclassifications of line items to align with Shire's presentation Note (c)		Baxalta's income statement under Shire's presentation
		Revenues:
Net Sales	6,148.0	Product sales	6,148.0	—		6,148.0
		Royalties	—	—		—
		Other revenues	—	—		—

		Total revenues	6,148.0	—		6,148.0

		Costs and expenses:
Cost of Sales	2,386.0	Cost of product sales	2,386.0	(54.0	)(1)	2,332.0
Research and development expenses	1,176.0	Research and development	1,176.0	(6.0	)(2)	1,170.0
Selling, general and administrative expenses	1,442.0	Selling, general and administrative	1,442.0	(169.0	)(3)	1,273.0
		Gain on sale of product rights	—	—		—
		Reorganisation costs	—	193.0	(4)	193.0
		Integration and acquisition costs	—	(60.0	)(5)	(60.0)
		Total operating expenses	5,004.0	(96.0)		4,908.0

		Operating income from continuing operations	1,144.0	96.0		1,240.0
		Interest income	—	3.0(6)		3.0
Net interest expense	48.0	Interest expense	(48.0)	(3.0	)(6)	(51.0)
Other (income) expense, net	(102.0)	Other income, net	102.0	(96.0	)(7)	6.0

Income from continuing operations before income taxes	1,198.0	Income from continuing operations before income taxes and equity in losses of equity method investees	1,198.0	—		1,198.0
Income tax expense	270.0	Income taxes	(270.0)	—		(270.0)

		Equity in losses of equity method investees, net of taxes	—	—		—

Net income from continuing operations	928.0	Income/(loss) from continuing operations, net of taxes	928.0	—		928.0

Notes:

(a)
Baxalta's income statement line items are directly extracted from Baxalta's consolidated and combined income statement for the year ended 31 December 2015 which is set out in Annex B (Baxalta's Financial Statements). The order of the line items as presented in the table above may differ to the presentation in Baxalta's consolidated and combined income statement to allow each line item to be aligned to the presentational format of Shire's consolidated income statement.

(b)
This reflects Baxalta's consolidated income statement for the year ended 31 December 2015 re-presented under Shire's line item presentational format.

(c)
The following reclassifications were made in the above table to reflect the difference in classification and presentation under Shire's policy as opposed to Baxalta:

(1)
Cost of product sales has decreased by $54.0 million to reflect:

•
a decrease of $20.0 million, as separation costs have been reclassified from "Cost of product sales" to "Reorganisation costs",

•
a decrease of $53.0 million, as amortisation expense has been reclassified from "Cost of product sales" to "Selling, general and administrative" expense,

•
an increase of $19.0 million, as shipping costs have been reclassified from "Selling, general and administrative" expense to "Cost of product sales".

  (2)
  Research and development expense has decreased by $6.0 million to reflect:

  •
  a decrease of $15.0 million, as separation costs have been reclassified from "Research and development" expense to "Reorganisation costs",

  •
  an increase of $9.0 million, as business optimisation charges (net credit) have been reclassified from "Research and development" expense to "Reorganisation costs".

  (3)
  Selling, general and administrative expense has decreased by $169.0 million to reflect:

  •
  a decrease of $1.0 million, as business optimisation charges have been reclassified from "Selling, general and administrative" expense to "Reorganisation costs",

  •
  a decrease of $36.0 million, as acquisition related costs have been reclassified from "Selling, general and administrative" expense to "Integration and acquisition costs" of which $20.0 million relates to the Merger,

  •
  a decrease of $166.0 million, as separation costs have been reclassified from "Selling, general and administrative" expenses to "Reorganisation costs",

  •
  an increase of $53.0 million, as amortisation expense has been reclassified from "Cost of product sales" to "Selling, general and administrative" expense.

  •
  a decrease of $19.0 million, as shipping costs have been reclassified from "Selling, general and administrative" expense to "Cost of product sales".

  (4)
  Reorganisation costs has increased by $193.0 million to reflect:

  •
  an increase of $1.0 million, as business optimisation charges have been reclassified from "Selling, general and administrative" expense to "Reorganisation costs",

  •
  a decrease of $9.0 million, as business optimisation charges (net credit) have been reclassified from "Research and development" expense to "Reorganisation costs",

  •
  an increase of $20.0 million, as separation costs have been reclassified from "Cost of product sales" to "Reorganisation costs",

  •
  an increase of $15.0 million, as separation costs have been reclassified from "Research and development" expense to "Reorganisation costs",

  •
  an increase of $166.0 million, as separation costs have been reclassified from "Selling, general and administrative" expenses to "Reorganisation costs".

  (5)
  Integration and acquisition cost has decreased by $60.0 million to reflect:

  •
  an increase of $36.0 million, as acquisition-related costs have been reclassified from "Selling, general and administrative" expense to "Integration and acquisition costs" of which $20.0 million relates to the Merger,

  •
  a decrease of $97.0 million, as the net credit arising from changes in the fair value of contingent consideration has been reclassified from "Other income, net" to "Integration and acquisition costs",

  •
  an increase of $1.0 million, as acquisition-related costs have been reclassified from "Other income, net" to "Integration and acquisition costs".

  (6)
  Interest income has increased by $3.0 million to reflect reclassification of interest income from "Net interest expense" to "Interest income".

  (7)
  Other income, net has decreased by $96.0 million to reflect:

  •
  an increase of $1.0 million, as acquisition-related costs have been reclassified from "Other income, net" to "Integration and acquisition costs",

  •
  a decrease of $97.0 million, as the net credit arising from changes in the fair value of contingent consideration has been reclassified from "Other income, net" to "Integration and acquisition costs".

(iii)
(a)      The unaudited pro forma income statement does not reflect the effect of any fair value adjustments which may be recorded to acquired assets and liabilities. Upon the completion of the purchase price allocation exercise, which will be finalised after the Completion of the Merger, additional depreciation of property plant and equipment and additional amortisation of intangible assets, among other things, may be required in the Combined Group's financial statements.

(iii)
(b)     For the purposes of the unaudited pro forma income statement, additional transaction costs are expected to be incurred by Shire, of $100 million, and by Baxalta, of $65 million. These costs are not expected to be incurred on an ongoing basis.

Total combination-related transaction costs (including those costs already reflected in Shire's and Baxalta's income statements for the year ended 31 December 2015 of $15.0 million and $20.0 million, respectively, but excluding fees payable in respect of the Bridge Facility) are estimated to be approximately $200 million. This estimate includes transaction-related costs expected to be incurred by Baxalta, which are estimated to be approximately $85.0 million.

(iii)
(c)     Shire has secured an $18.0 billion, one year fully underwritten Bridge Facility (with a one-year extension option exercisable at Shire's discretion), to finance the combination with Baxalta, of which $13.0 billion is available to fund the cash consideration payable and certain related costs in respect of the combination with Baxalta and $5.0 billion is available to finance any potential redemption of Baxalta's senior notes, if required. The portion of the purchase price to be satisfied by cash consideration is expected to be financed with the Bridge Facility.

Interest expense consists of contractual interest expense for the Bridge Facility ($229.0 million) and amortisation of debt issuance costs ($112.0 million) associated with the $12,229.7 million drawn down under the Bridge Facility, calculated using an interest rate of 1.88% derived from the contractual terms of the Bridge Facility.

(iii)
(d)     No adjustment has been made to reflect any synergies that may arise after the transaction as these are dependent upon the future actions of management.

(iii)
(e)     No adjustment has been made to reflect the financial results of either Shire or Baxalta since 31 December 2015.

(iii)
(f)      Other than those awards held by non-employee directors, Baxalta equity awards which are unvested at the Effective Date of the Merger will be replaced with Shire equity awards and Baxalta equity awards which are vested at the Effective Date of the Merger will be either replaced with Shire equity awards (to the extent not exercised by the holder prior to Completion) or exchanged for the same consideration as common stockholders (to the extent exercised by the holder prior to Completion). At this time, Shire does not have sufficient information in respect of whether or not Baxalta awards will be exercised by the holder prior to Completion; therefore the unaudited pro forma income statement does not reflect any additional compensation cost in respect of the issuance of replacement equity awards.

3.     Unaudited pro forma statement of net assets relating to the Combined Group

UNAUDITED PRO FORMA STATEMENT OF NET ASSETS

$ Million

	Shire's consolidated balance sheet at 31 December 2015 (as reported) Note (i)	Baxalta's consolidated and combined balance sheet at 31 December 2015 (as reconciled) Note (ii)	Acquisition accounting adjustments Note (iii)		Pro forma net assets of the Combined Group as at 31 December 2015
ASSETS
Current assets:
Cash and cash equivalents	135.5	1,001.0	(112.0)	(c)	1,024.5
Restricted cash	86.0	—	—		86.0
Accounts receivable, net	1,201.2	914.0	—		2,115.2
Inventories	635.4	2,173.0	—		2,808.4
Prepaid expenses and other current assets	197.4	620.0	112.0(c)		929.4

Total current assets	2,255.5	4,708.0	—		6,963.5
Non-current assets:
Investments	50.8	115.0	—		165.8
Property, plant and equipment, net	828.1	5,034.0	—		5,862.1
Goodwill	4,147.8	829.0	27,447.0	(a)	32,423.8
Other intangible assets, net	9,173.3	1,295.0	—		10,468.3
Deferred tax asset	121.0	214.0	—		335.0
Other non-current assets	33.3	171.0	—		204.3

Total assets	16,609.8	12,366.0	27,447.0		56,422.8

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued expenses	2,050.6	1,831.0	165.0(b)		4,046.6
Short term borrowings	1,511.5	—	12,229.7	(a)(c)	13,741.2
Other current liabilities	144.0	80.0	—		224.0

Total current liabilities	3,706.1	1,911.0	12,394.7		18,011.8
Non-current liabilities:
Long term borrowings	69.9	4,986.0	—		5,055.9
Deferred tax liability	2,205.9	181.0	—		2,386.9
Other non-current liabilities	798.8	1,364.0	—		2,162.8

Total liabilities	6,780.7	8,442.0	12,394.7		27,617.4

Total net assets	9,829.1	3,924.0	15,052.3		28,805.4

Notes:

(i)
Shire net assets have been extracted without adjustment from the Shire statement of financial position as included in the 31 December 2015 results, which are incorporated by reference into this Prospectus as set out in paragraph 25 of Part XIII (Additional Information) and available for inspection as set out in paragraph 24 of Part XIII (Additional Information).

(ii)
Baxalta net assets are based on the consolidated and combined balance sheet of Baxalta as at 31 December 2015 extracted without adjustment from the Baxalta 31 December 2015 results, which are set out in Annex B (Baxalta's Financial Statements), as adjusted to Shire's presentation. A reconciliation of Baxalta's consolidated balance sheet to Shire's presentation is presented below:

UNAUDITED RECONCILIATION OF BAXALTA'S CONSOLIDATED NET ASSETS UNDER SHIRE'S ACCOUNTING POLICIES AND BALANCE SHEET PRESENTATION AS AT 31 DECEMBER 2015

$ Million

Baxalta's balance sheet line items	Baxalta's balance sheet (as reported) Note (a)	Shire's balance sheet line items	Baxalta's balance sheet under Shire's balance sheet line items Note (b)	Reclassifications of line items to align with Shire's presentation Note (c)		Baxalta's balance sheet under Shire's accounting policies and presentation
		ASSETS
		Current assets:
Cash and equivalents	1,001.0	Cash and cash equivalents	1,001.0	—		1,001.0
		Restricted cash	—	—		—
Accounts and other current receivables, net	914.0	Accounts receivable, net	914.0	—		914.0
Inventories	2,173.0	Inventories	2,173.0	—		2,173.0
		Deferred tax asset	—	—		—
Prepaid expenses and other	620.0	Prepaid expenses and other current assets	620.0	—		620.0

Total Current Assets	4,708.0	Total current assets	4,708.0	—		4,708.0

		Non-current assets:
		Investments	—	115.0	(1)	115.0
Property, plant and equipment, net	5,034.0	Property, plant and equipment, net	5,034.0	—		5,034.0
Goodwill	829.0	Goodwill	829.0	—		829.0
Other intangible assets, net	1,295.0	Other intangible assets, net	1,295.0	—		1,295.0
Deferred income taxes	214.0	Deferred tax asset	214.0	—		214.0
Other long-term assets	249.0	Other non-current assets	249.0	(78.0	)(2)	171.0

Total Assets	12,329.0	Total assets	12,329.0	37.0		12,366.0

		LIABILITIES AND EQUITY
		Current liabilities:
Accounts payable	706.0
Accrued liabilities	1,202.0
	1,908.0	Accounts payable and accrued expenses	1,908.0	(77.0	)(3)	1,831.0

Current maturities of long-term debt and lease obligations	3.0	Short term borrowings	3.0	(3.0	)(4)	—
		Other current liabilities	—	80.0	(5)	80.0

Total current liabilities	1,911.0	Total current liabilities	1,911.0	—		1,911.0

		Non-current liabilities:
Long term debt and capital lease obligations	5,265.0	Long term borrowings	5,265.0	(279.0	)(6)	4,986.0
Deferred income taxes	181.0	Deferred tax liability	181.0	—		181.0
Other long-term liabilities	1,048.0	Other non-current liabilities	1,048.0	316.0	(7)	1,364.0

		Total liabilities	8,405.0	37.0		8,442.0

Net Assets	3,924.0	Net Assets	3,924.0	—		3,924.0

Notes:

(a)
Baxalta's balance sheet line items are directly extracted without adjustment from Baxalta's consolidated balance sheet as at 31 December 2015 set out in Annex B (Baxalta's Financial Statements). The order of the line items as presented in the table above may differ to the presentation in the Baxalta's consolidated and combined balance sheet to allow each line item to be aligned to the presentational format of Shire's consolidated balance sheet.

(b)
This reflects Baxalta's consolidated balance sheet as at 31 December 2015 re-presented to conform to Shire's line item presentational format.

(c)
Recategorisation of certain balance sheet items in order to present Baxalta's consolidated and combined balance sheet on a consistent basis to that of Shire. This includes:

(1)
Investments, which have increased by $115.0 million to reflect a reclassification from "Other non-current assets" to "Investments".

(2)
Other non-current assets, which have decreased by $78.0 million to reflect:

•
a decrease of $115.0 million, as investments have been reclassified from "Other non-current assets" to "Investments",

•
an increase of $37.0 million, as deferred financing costs have been reclassified from "Long term borrowings and capital lease obligations" to "Other non-current assets".

(3)
Accounts payable and accrued expenses, which have decreased by $77.0 million to reflect income taxes payable which have been reclassified from "Accrued liabilities" to "Other current liabilities".

(4)
Short term borrowings, which have decreased by $3.0 million to reflect the reclassification of capital lease obligations from "Current maturities of long-term debt and lease obligations" to "Other current liabilities".

(5)
Other current liabilities, which have increased by $80.0 million to reflect:

•
an increase of $77.0 million, as income taxes payable have been reclassified from "Accrued liabilities" to "Other current liabilities",

•
an increase of $3.0 million, as capital lease obligation have been reclassified from "Current maturities of long-term debt and lease obligations" to "Other current liabilities".

(6)
Long term borrowings, which have decreased by $279.0 million to reflect:

•
a decrease of $316.0 million, as capital lease obligations have been reclassified from "Long term borrowings and capital lease obligations" to "Other non-current liabilities",

•
an increase of $37.0 million, as deferred financing costs have been reclassified from "Long term borrowings and capital lease obligations" to "Other non-current assets".

(7)
Other non-current liabilities, which have increased by $316.0 million to reflect the reclassification of capital lease obligations from "Long term borrowings and capital lease obligations" to "Other non-current liabilities".

(iii)
(a)     The unaudited pro forma statement of net assets has been prepared on the basis that the Merger will be treated as an acquisition of Baxalta by Shire in accordance with ASC 805 Business Combinations. The unaudited pro forma statement of net assets does not reflect the fair value adjustments to the acquired assets and liabilities as the purchase price allocation exercise will be finalised subsequent to Completion. Upon completion of the purchase price allocation exercise, Shire expects that fair value adjustments will be recognised in respect of acquired intangible assets, and inventories, among other things. For the purposes of the unaudited pro forma statement of net assets, the excess purchase consideration over the carrying amount of the net assets acquired has been attributed to goodwill. The fair value adjustments, when finalised following Completion, may be material. The preliminary goodwill arising has been calculated as follows:

$m
Share consideration transferred	18,247.3
Cash consideration transferred	12,229.7

Total consideration transferred	30,477.0

Less carrying amount of net assets acquired	3,924.0
Elimination of existing goodwill	829.0
Remaining transaction costs to be incurred by Baxalta	65.0

Goodwill (before re-measurement of the assets acquired and liabilities assumed at their fair value)	27,447.0

Purchase consideration
In millions of dollars except per share amounts
Estimate of share consideration expected to be transferred to Baxalta Shareholders
Number of Baxalta shares outstanding as at 31 December 2015	679.3
Number of Baxalta non-employee director equity awards expected to be converted to Shire ADSs(2)	0.1
Multiplied by the conversion ratio	0.1482
Shire ADSs expected to be issued	100.7
Shire closing ADS price on 7 April 2016(1)	181.22

Estimated fair value of share consideration	18,247.3

$m
Shares of Shire common stock expected to be issued	302.2
Estimate of cash consideration expected to be transferred to Baxalta Shareholders
Number of Baxalta Shares outstanding as at 31 December 2015	679.3
Number of Baxalta non-employee director equity awards expected to be converted to Shire ADSs(2)	0.1
Multiplied by cash consideration per Baxalta share outstanding	18.0

Estimated fair value of cash consideration	12,229.7

Estimated fair value of total consideration to be transferred	30,477.0

  (1)
  For the purposes of this unaudited pro forma statement of net assets, the fair value of share consideration to be transferred is estimated using the closing price of Shire ADSs of $181.22 per Shire ADS as at 7 April 2016.

  The estimated consideration for Shire's combination with Baxalta reflected in this unaudited pro forma statement of net assets does not purport to represent the actual consideration that will be transferred when the proposed combination with Baxalta is consummated. In accordance with ASC 805, the fair value of equity securities issued as part of the consideration paid will be measured on Completion at the then-current market price. This requirement will likely result in a per share equity component different from the $26.86 assumed in this unaudited pro forma statement of net assets, and that difference may be material.

  (2)
  Pursuant to the terms of the Merger Agreement, at the Effective Date all in-the-money equity awards of Baxalta held by non-employee directors of Baxalta or Baxter, whether vested or unvested, will be exchanged for the same consideration paid to common stockholders. Accordingly, the estimated cash and equity consideration payable as a result of the settlement of equity awards held by non-employee directors has been reflected in the estimated purchase consideration.

  Other than for those equity awards held by non-employee directors, Shire does not have sufficient information to estimate the purchase consideration that will be transferred upon either replacing all other Baxalta equity awards (to the extent these equity awards are unvested or not exercised by the holder prior to Completion) or settling these equity awards for the same consideration as common stockholders (to the extent these equity awards are exercised by the holder prior to Completion). Therefore the estimate of purchase consideration, and unaudited pro forma statement of net assets, does not reflect the effect of replacing or settling these equity awards.

(iii)
(b)   For the purposes of the unaudited pro forma statement of net assets, estimated additional transaction costs expected to be incurred by Shire of $100 million and estimated additional transaction costs expected to be incurred by Baxalta of $65 million have been shown as part of accrued expenses. These costs are not expected to be incurred on an ongoing basis by the Combined Group.

Total combination-related transaction costs (including those costs already accrued or paid by Shire and Baxalta as of 31 December 2015 of $15.0 million and $20.0 million, respectively, but excluding fees payable in respect of the Bridge Facility) are estimated to be approximately $200 million.

(iii)
(c)   Shire has secured an $18.0 billion, one year fully underwritten Bridge Facility (with a one-year extension option exercisable at Shire's discretion) to finance the combination with Baxalta, of which $13.0 billion is available to fund the cash consideration payable and certain related costs in respect of the combination with Baxalta and $5.0 billion is available to finance any potential redemption of Baxalta's senior notes, if required. The portion of the purchase price to be satisfied by cash consideration is expected to be financed with the Bridge Facility.

For the purposes of the unaudited pro forma net assets, it has been assumed that the Bridge Facility will be used solely to fund the cash consideration payable in respect of the acquisition (estimated at $12,229.7 million). The unaudited pro forma statement of net assets presents the borrowings under the Bridge Facility as short-term borrowings.

Financing costs represents financing-related fees expected to be incurred (estimated at $112.0 million), which, if incurred as at 31 December 2015, would be initially capitalized in prepaid expenses and other current assets as debt issuance costs associated with the underwritten Bridge Facility.

(iii)
(d)   No adjustment has been made to reflect any synergies that may arise after the transaction as these are dependent upon the future actions of management. Similarly, no adjustment has been made to reflect the impact of any trading activities after the date of the information presented.

(iii)
(e)   No adjustment has been made to reflect the financial results of either Shire or Baxalta since 31 December 2015.

3.     Accountant's Report on Pro Forma Financial Information

The Directors on behalf of Shire plc
5 Riverwalk
Citywest Business Campus
Dublin 24
Republic of Ireland

Morgan Stanley & Co. International
25 Cabot Square
Canary Wharf
London
E14 4QA
United Kingdom

Evercore Partners International LLP
15 Stanhope Gate
London
W1K 1LN
United Kingdom

18 April 2016

Dear Sirs

Shire PLC (the "Company")

We report on the pro-forma financial information (the "Pro-Forma Financial Information") set out in Sections 2 and 3 of this Part IX (Unaudited Pro Forma Financial Information of the Combined Group) of the prospectus dated 18 April 2016 (the "Prospectus"), which has been prepared on the basis described in the notes to the Pro-Forma Financial Information, for illustrative purposes only, to provide information about how the transaction might have affected the financial information presented on the basis of the accounting policies adopted by the Company in preparing the financial statements for the period 31 December 2015. This report is required by the Commission Regulation (EC) No 809/2004 (the "Prospectus Directive Regulation") and is given for the purpose of complying with this requirements and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company to prepare the Pro-Forma Financial Information in accordance with Annex II items 1 to 6 of the Prospectus Directive Regulation.

It is our responsibility to form an opinion as to the proper compilation of the Pro-Forma Financial Information and to report that opinion to you in accordance with Annex II item 7 of the Prospectus Directive Regulation.

Save for any responsibility arising under Prospectus Rule 5.5.3R(2)(f) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with Annex I item 23.1 of the Prospectus Directive Regulation, consenting to its inclusion in the Prospectus.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro-Forma Financial Information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro-Forma Financial Information with the Directors.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro-Forma Financial Information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in jurisdictions outside the United Kingdom, including the United States of America, and accordingly should not be relied upon as if it had been carried out in accordance with those standards or practices.

Opinion

In our opinion:

•
the Pro-Forma Financial Information has been properly compiled on the basis stated; and

•
such basis is consistent with the accounting policies of the Company.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f), we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with Annex I item 1.2 of the Prospectus Directive Regulation.

Yours faithfully

Deloitte LLP

Chartered Accountants

Deloitte LLP is a limited liability partnership registered in England and Wales with registered number OC303675 and its registered office at 2 New Street Square, London EC4A 3BZ, United Kingdom. Deloitte LLP is the United Kingdom member firm of Deloitte Touche Tohmatsu Limited ("DTTL"), a UK private company limited by guarantee, whose member firms are legally separate and independent entities. Please see www.deloitte.co.uk/about for a detailed description of the legal structure of DTTL and its member firms.

PART X

TAXATION

1.     UK tax considerations

The comment below summarises the United Kingdom withholding taxation position on dividends paid by Shire. It does not purport to be a complete analysis of all tax considerations relating to the holding of Shire Shares. It is based on current UK legislation and what is understood to be current HM Revenue & Customs practice, both of which are subject to change, possibly with retrospective effect.

Persons who are in any doubt about their taxation position should consult an appropriate independent professional tax adviser immediately.

1.1   UK withholding tax

Shire is not required to withhold UK tax at source from dividend payments it makes to Shire Shareholders.

2.     U.S. tax considerations

THIS SUMMARY ADDRESSES ONLY CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS RELATED TO WITHOLDING TAXES IMPOSED BY THE UNITED STATES AND IS FOR GENERAL INFORMATION ONLY. THE SUMMARY DOES NOT DESCRIBE ALL U.S. FEDERAL INCOME TAX CONSIDERATIONS RELATED TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE SHIRE SECURITIES. ALL PROSPECTIVE SHIRE SHAREHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF HOLDING SHIRE SECURITIES, INCLUDING THE ELIGIBILITY FOR THE BENEFITS OF THE CURRENT INCOME TAX TREATY BETWEEN THE UNITED STATES AND IRELAND, THE APPLICABLITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

2.1   Withholding

Shire is not required to withhold U.S. tax at source from dividend payments it makes to Shire Shareholders in respect of the Shire Shares.

3.     Jersey tax considerations

The following summary of the anticipated treatment of Shire and holders of Shire Shares (other than residents of Jersey) is based on Jersey taxation law and practice as it is understood to apply at the date of this Prospectus. It does not constitute legal or tax advice and does not address all aspects of Jersey tax law and practice. Shire Shareholders should consult their professional advisers on the implications of acquiring, buying, holding, selling or otherwise disposing of Shire Shares under the laws of the jurisdictions in which they may be liable to taxation. Shareholders should be aware that tax laws, rules and practice and their interpretation may change.

3.1   Taxation of Shire

Jersey taxation legislation provides that the general basic rate of income tax on the profits of companies regarded as resident in Jersey or having a permanent establishment in Jersey will be zero per cent. and that only certain financial services companies shall be subject to income tax at a rate of 10 per cent.

The Comptroller of Taxes has confirmed that the Company shall not be regarded as resident in Jersey so long as it satisfies the conditions set out in Article 123(1)(a) of the Income Tax (Jersey) Law 1961, and therefore the Company will not (except as noted below) be liable to Jersey income tax. If Shire derives any income from the ownership, disposal or exploitation of land in Jersey or the importation into Jersey or supplying in Jersey of hydrocarbon oil such income will be subject to Jersey income tax at the rate of 20 per cent. It is not expected that the Company will derive any such income.

A 5 per cent. goods and services tax is generally paid in Jersey on the sale or exchange of goods and services in Jersey. All businesses with a 12-month taxable turnover in excess of £300,000 must, by Jersey law, register for this tax unless they are an international services entity ("ISE"). For so long as the Company is an ISE within the meaning of the Goods and Services (Jersey) Law 2007, having satisfied the requirements of the Goods and Services Tax (International Services Entities) (Jersey) Regulations 2008, as amended, a supply of goods or services made by or to the Company shall not be a taxable supply for the purposes of Jersey law.

3.2   Taxation of holders of Shire Shares

The Company will be entitled to pay dividends to holders of Shire Shares without any withholding or deduction for, or on account of, Jersey tax. The holders of Shire Shares (other than residents of Jersey) will not be subject to any tax in Jersey in respect of the holding, sale or other disposition of such Shire Shares.

Foreign Account Tax Compliance Act (FATCA)

FATCA was enacted by the United States Congress in March 2010 and came into effect in 2014 (albeit with staggered implementation dates). FATCA requires Financial Institutions (FIs) to use enhanced due diligence procedures to identify U.S. persons who have invested in either non-U.S. financial accounts or non-U.S. entities. Pursuant to FATCA, certain payments of (or attributable to) U.S.-source income, and the proceeds of sales of property that give rise to U.S.-source payments made to the Company, would be subject to 30 per cent. withholding tax unless the Company agrees to adopt certain reporting and withholding requirements. Although the Company will use reasonable efforts to avoid the imposition of such withholding tax, no assurance can be given that the Company will be able to do so.

On 13 December 2013, the Chief Minister of Jersey signed the U.S.-Jersey Intergovernmental Agreement (IGA), which imposes certain due diligence and reporting requirements on Jersey FIs. Where applicable information regarding shareholders, their ultimate beneficial owners and/or controlling persons, and their investment in and returns from the Company, may need to be reported to the local States of Jersey tax authority. As Jersey has implemented FATCA under a Model 1 IGA, no withholding tax, such as that outlined under the U.S. Regulations applies.

Following the U.S. implementation of FATCA, the UK introduced their own information reporting regime with certain Crown Dependencies and Overseas Territories such as Jersey. On 22 October 2013 the Chief Minister of Jersey signed the UK-Jersey IGA. The application of this UK FATCA regime is similar to U.S. FATCA except that it imposes disclosure requirements in respect of certain shareholders who are, or are entities that are controlled by one or more, residents of the UK.

Both the U.S. and UK FATCA IGAs are implemented through Jersey's domestic legislation, in accordance with guidance notes which are published in draft form and updated regularly. The first reporting deadline under the U.S. FATCA IGA was 30 June 2015 and that under the UK FATCA IGA is 30 June 2016. Reporting is due annually thereafter with UK FATCA merging fully into Common Reporting Standard (CRS) over the coming years.

Common Reporting Standard (CRS)

On 13 February 2014, the Organisation for Economic Co-operation and Development (OECD) released the CRS. This global standard for the automatic exchange of financial account information was modelled largely on the U.S. FATCA regime but with some notable differences. On 29 October 2014, 51 jurisdictions signed the Multilateral Agreement that activates this automatic exchange of FATCA-like information in line with the CRS. There are now in excess of 90 jurisdictions signed up for implementation. Pursuant to the Multilateral Agreement, certain disclosure requirements may be imposed in respect of certain shareholders who are, or are entities that are controlled by one or more, residents of any of the signatory jurisdictions. It is expected that, where applicable, information that would need to be disclosed will include certain information about shareholders, their ultimate beneficial owners and/or controllers, and their investment in and returns from the Company. Both Jersey and the UK have signed up to the Multilateral Agreement. To date the U.S. has shown no intent to participate in the regime. Implementation for early adopters (including Jersey) began on 1 January 2016, with jurisdictions pledging to work towards the first information exchanges taking place by September 2017. Others are expected to follow with information exchange starting in 2018.

Jersey has released domestic CRS regulations as well as CRS guidance notes which are again in draft form. The first reporting under CRS in Jersey will be required by 30 June 2017.

3.3   Stamp duty

No stamp duty is payable in Jersey on the issue or inter vivos transfer of Shire Shares.

Upon the death of a holder of Shire Shares, a grant of probate or letters of administration will be required to transfer Shire Shares of the deceased person to the extent that the Shire Shares are considered movable estate situated in Jersey, except that, where the deceased person was domiciled outside of Jersey at the time of death, the Company may (at its discretion) dispense with this requirement where the value of the deceased's movable estate in Jersey does not exceed £10,000.

Upon the death of a holder of Shire Shares (and to the extent that the Shire Shares are considered movable estate situated in Jersey), Jersey probate stamp duty will be payable on the registration in Jersey of a grant of probate or letters of administration, which will be required in order to transfer or otherwise deal with:

(A)
(where the deceased person was domiciled in Jersey at the time of death) the deceased person's personal estate wherever situated (including any Shire Shares to the extent that the Shire Shares are considered movable estate situated in Jersey) if the net value of such personal estate exceeds £10,000; or

(B)
(if the deceased person was domiciled outside Jersey at the time of death) the deceased person's personal estate situated in Jersey (including any Shire Shares to the extent that the Shire Shares are considered movable estate situated in Jersey) if the net value of such personal estate exceeds £10,000.

The rate of probate stamp duty payable is:

(C)
(where the net value of the deceased person's relevant personal estate does not exceed £100,000) 0.5 per cent. of the net value of the deceased person's relevant personal estate;

(D)
(where the net value of the deceased person's relevant personal estate exceeds £100,000) £500 for the first £100,000 plus 0.75 per cent. of the net value of the deceased person's relevant personal estate which exceeds £100,000; or

(E)
(where the net value of the deceased person's relevant personal estate exceeds £13,360,000) the sum of £100,000.

In addition, application and other fees may be payable. Jersey does not otherwise levy taxes upon capital, inheritances, capital gains or gifts, nor are there any other estate duties.

4.     Irish tax considerations

The following is a summary of the material dividend withholding tax consequences to Shire Shareholders. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each Shire Shareholder. The summary is based on Irish tax law and the practice of the Irish Revenue Commissioners currently in force in Ireland and on discussions and correspondence with the Irish Revenue Commissioners. Legislative, administrative or judicial changes may modify the tax consequences described below.

The summary deals with holders who beneficially own their Shire Shares as an investment. Particular rules not discussed below may apply to certain classes of taxpayers holding Shire Shares, such as dealers in securities, trusts, insurance companies, collective investment schemes and individuals who have or may be deemed to have acquired their shares by virtue of an office or employment. The summary does not constitute tax or legal advice and the comments below are of a general nature only. Prospective investors in Shire Shares should consult their professional advisers on the tax implications of the purchase, holding, redemption or sale of Shire Shares under the laws of their country of residence, citizenship or domicile.

4.1   Tax residence

The "central management and control" test determines whether Shire is Irish resident for tax purposes. Central management and control is vested in the highest level policymaking organ of the company. The central management and control test is subject to one exception in respect of double tax agreements: if a company is regarded as tax resident in a territory other than Ireland and not resident in Ireland for the purposes of a double tax agreement, that company will not be regarded as Irish resident for the purposes of Irish tax law. Shire believes that it has conducted its affairs such that its "central management and control" is in Ireland. It further believes that it would be regarded as Irish tax resident under any double tax agreement. Accordingly, Shire believes that it is Irish tax resident.

4.2   Withholding tax on dividends

Dividends paid under the Income Access Scheme should not be subject to Irish dividend withholding tax ("DWT").

In respect of dividends which are not paid under the Income Access Scheme, as Shire is an Irish resident company, distributions made by Shire will be subject to DWT at the standard rate of income tax (currently 20 per cent.) unless one of the exemptions described below applies. For DWT purposes, a dividend includes any distribution made by Shire to Shire Shareholders, including cash dividends, non-cash dividends and additional stock or units taken in lieu of a cash dividend. Shire is responsible for withholding DWT at source and forwarding the relevant payment to the Irish Revenue Commissioners.

Certain Shire Shareholders (both individual and corporate) are entitled to an exemption from DWT. In particular, a non-Irish resident Shire Shareholder is not subject to DWT on dividends received from Shire if the Shire Shareholder is beneficially entitled to the dividend and is:

•
an individual Shire Shareholder resident for tax purposes in a "relevant territory", and the individual is neither resident nor ordinarily resident in Ireland;

•
a corporate Shire Shareholder that is controlled, directly or indirectly, by a person or persons resident in a "relevant territory" who is or are (as the case may be) not controlled, directly or indirectly, by a person or persons who is or are not resident in a "relevant territory";

•
a corporate Shire Shareholder resident for tax purposes in a "relevant territory", provided that the corporate shareholder is not under the control, whether directly or indirectly, of a person or persons who is or are resident in Ireland;

•
a corporate Shire Shareholder that is not resident for tax purposes in Ireland and whose principal class of shares (or those of its 75 per cent. parent) is substantially and regularly traded on a recognised stock exchange either in a "relevant territory" or on such other stock exchange approved by the Irish Minister for Finance; or

•
a corporate Shire Shareholder that is not resident for tax purposes in Ireland and is wholly-owned, directly or indirectly, by two or more companies where the principal class of shares of each of such companies is substantially and regularly traded on a recognised stock exchange in a "relevant territory" or on such other stock exchange approved by the Irish Minister for Finance, provided that, in all cases noted above, the Shire Shareholder has provided the appropriate forms as set out below.

In order to benefit from one of the DWT exemptions set out above in respect of dividends it receives the Shire Shareholder must provide a valid Irish dividend withholding tax form V2C and, in certain circumstances, an IRS Form 6166 to (in the case of Shire Shares held directly) Shire's transfer agent or (in the case of Shire Shares held through DTC) Citibank, N.A., London Branch, as "qualifying intermediary" in respect of Shire Shares held through the DTC ("Citibank") at least seven Business Days before the record date for the first dividend payment to which it is entitled. Shire strongly recommends that such Shire Shareholders ensure that the appropriate Irish dividend withholding tax form and (where applicable) IRS Form 6166 has been provided to Shire's transfer agent or Citibank as soon as possible after acquiring its Shire Shares.

Shire will rely on information received directly or indirectly from brokers, its transfer agent and Citibank in determining where shareholders reside, and whether they have provided the required Irish dividend withholding tax forms, as described above. Shire Shareholders who are required to file Irish forms in order to receive their dividends free of DWT should note that such forms are generally valid until 31 December of the fifth year after the year of issue of the forms and new forms must be filed before the expiration of that period in order to continue to enable them to receive dividends without DWT. Links to the various Irish Revenue forms are available at http://www.revenue.ie/en/tax/dwt/forms/index.html.

For a list of "relevant territories" as defined for the purposes of DWT, see Annex A (Related Territories) to this Prospectus.

It may be possible for Shire Shareholders who cannot avail themselves of one of Ireland's domestic law exemptions from DWT, to rely on the provisions of a double tax treaty to which Ireland is a party to reduce the rate of DWT.

If any Shire Shareholder who is entitled to an exemption from DWT receives a dividend subject to DWT, he or she should generally be able to make an application for a refund from the Irish Revenue Commissioners on the prescribed form.

4.3   Stamp duty

Irish stamp duty will not arise on the issue of Shire Shares.

Irish stamp duty will not arise on transaction in Shire Shares provided such transactions do not relate to Irish land or the stock or securities of an Irish incorporated company.

PART XI

PROFIT FORECASTS

Section A: Shire

1.     Shire profit forecast for the year ended 31 December 2016 including bases and assumptions

1.1   Outlook

On 11 February 2016, as part of its full year 2015 results announcement, Shire made the following statement, which included the following Non-GAAP earnings guidance for the year ending 31 December 2016:

"Following our strong revenue growth and double digit Non GAAP diluted earnings per ADS growth in 2015, we expect 2016 to be another strong year of financial performance for Shire.

This outlook includes the effect of the Dyax acquisition, which closed on January 22, 2016, but does not include the effect of the announced combination with Baxalta which is expected to close mid-2016.

We expect product sales to increase by 11% to 14% on a reported basis in 2016, and increase approximately 13% to 17% on a Non GAAP CER basis. Royalties and other revenues are expected to increase by 5% to 10% in 2016 as we will benefit from a full year of SENSIPAR royalties and the addition of Dyax royalties.

Our Non GAAP gross margin is expected to be in line with 2015 (2015: 85.5%). In 2016, we expect our combined Non GAAP R&D and SG&A costs to increase in the 12% to 14% range as we absorb the costs associated with Dyax, make commercial investments in support of our anticipated launch of lifitegrast in the second half of 2016, and invest in 14 programs in late stage clinical development.

With the recent close of the Dyax acquisition, funded by a $5.6 billion term loan bank facility, we expect our Non GAAP net interest and other expense to increase by approximately 1.5 to 2 times 2015 levels (2015: $49 million).

For 2016, we expect our effective tax rate on Non GAAP income to be in the range of 16% to 18%, before reverting to the longer term expectations of 17% to 19%.

Taken together, we expect Non GAAP diluted earnings per ADS growth in the 7% to 10% range in 2016 (9% to 13% on a Non GAAP CER basis)."

The figures for Non-GAAP diluted earnings per ADS growth set out above (including the figures calculated on a CER basis) represent a profit forecast for the year ending 31 December 2016 (the "Shire Profit Forecast").

The Shire Profit Forecast has been properly compiled on the basis of the assumptions stated below, and on a basis consistent with the accounting policies of the Shire Group as adjusted in accordance with Shire's established basis of guidance to investors and which is reported on in Shire's interim and annual financial results. The Shire Profit Forecast constitutes a Non-GAAP financial measure, being an adjusted form of diluted earnings per ADS. Non-GAAP diluted earnings per ADS should not be considered in isolation from, as a substitute for, or superior to financial measures prepared under, U.S. GAAP. Further information in respect of Non-GAAP financial measures is outlined on page 56 of this Prospectus.

The Shire Profit Forecast constitutes a profit forecast under the Prospectus Rules and the Listing Rules, and is still considered valid as of the date of publication of this document. Paragraph 2 of this Part XI (Profit Forecast) of this document contains an accountant's report on the Shire Profit Forecast.

1.2   Basis of preparation and principal assumptions

The Shire Profit Forecast has been prepared on a basis consistent with the Shire accounting policies applicable to the year ended 31 December 2015 and in accordance with U.S. GAAP (as adjusted in accordance with Shire established Non-GAAP policy, as outlined on page 56 of this Prospectus). The guidance has been provided on a Non-GAAP diluted earnings per ADS basis, rather than on a U.S. GAAP profit before tax basis, as the Company's management believes that this Non-GAAP measure provides investors with a consistent means of evaluating, and an understanding of how the Company's management evaluates, the Company's core performance and results on a comparable basis that is not otherwise apparent on a U.S. GAAP basis, which would be distorted by certain non-recurring, infrequent or non-cash items that the Company's management believes are not indicative of core performance of the business.

The Shire Directors have prepared the Shire Profit Forecast on the basis of: (a) the audited financial statements for the year ended 31 December 2015; (b) the unaudited management accounts of the Shire Group for the two months ended 29 February 2016; and (c) the projected financial performance of the Shire Group for the remaining ten months of the year ending 31 December 2016. The unexpired period of the Shire Profit Forecast is considerably longer than the forecasting period covered by profit forecasts typically included in prospectuses. The Shire Directors have provided their best estimate (on the basis set out above and the assumptions set out below) for the Shire Group's Non-GAAP diluted earnings per ADS growth for the 2016 financial year, though it is inevitable that the degree of uncertainty relating to the Shire Profit Forecast and the assumptions underlying it is greater than in the case of a profit forecast that covers a shorter forecasting period. In previous years, Shire has updated its profit guidance to investors during the financial year, as actual performance has differed compared to initial best estimates, due to changing circumstances and market conditions. The Shire Profit Forecast should therefore be read in this context and construed accordingly.

The Shire Profit Forecast does not take into account any effects of the Merger (including any costs associated with the Merger) or any other business acquisitions or disposals.

Shire's established Non-GAAP policy results in the exclusion of the following items, including their tax effect, from the calculation of Non-GAAP earnings:

Amortisation and asset impairments:

•
intangible asset amortisation and impairment charges; and

•
other-than-temporary impairment of investments.

Acquisitions and integration activities:

•
upfront payments and milestones in respect of in-licensed and acquired products;

•
costs associated with acquisitions, including transaction costs, fair value adjustments on contingent consideration and acquired inventory;

•
costs associated with the integration of companies; and

•
non-controlling interests in consolidated variable interest entities.

Divestments, reorganisations and discontinued operations:

•
gains and losses on the sale of non-core assets;

•
costs associated with restructuring and reorganisation activities;

•
termination costs; and

•
income/(losses) from discontinued operations.

Legal and litigation costs:

•
net legal costs related to the settlement of litigation, government investigations and other disputes (excluding internal legal team costs).

Other:

•
net income tax credit (being income tax, interest and estimated penalties) related to the settlement of certain tax positions with the Canadian revenue authorities;

•
costs associated with AbbVie's terminated offer for Shire, including costs of employee retention awards; and

•
break fee received in relation to AbbVie's terminated offer for Shire.

The Shire Directors have prepared the Shire Profit Forecast on the basis of the following principal assumptions:

Assumptions that are within Shire's control:

•
the Shire Profit Forecast excludes any material acquisitions, disposals, or licenced arrangements made by Shire prior to 31 December 2016, other than those already executed. For the avoidance of doubt, the Shire Profit Forecast includes forecast results and related borrowings incurred to finance the acquisition of Dyax, which completed on 22 January 2016;

•
the Shire Profit Forecast is on a standalone basis and does not include any results of, or the impact of acquiring, Baxalta;

•
there will be no material change to Shire's existing operational strategy;

•
there will be no material change to the number of diluted shares in issue. For the avoidance of doubt, this excludes new Shire shares to be issued as partial consideration for the Baxalta acquisition; and

•
there will be no material change in the debt structure of the Shire Group, other than partial repayment of existing borrowings.

Factors outside the influence or control of the directors of Shire (or other members of Shire's management):

•
there will be no material change to existing prevailing global macroeconomic and political conditions during the year ending 31 December 2016;

•
there will be no material changes in market conditions within the pharmaceutical industry over the forecast period to 31 December 2016, in relation to either customer demand or the competitive environment which could impact Shire's commercialised products;

•
there will be no product shortages caused by unanticipated production issues, such as contamination, which could result in prolonged supply shortages;

•
there will be no material changes to Shire's obligations to customers, its ability to negotiate new business, resolve contract disputes or the retention of key management;

•
the Euro, British Pound and Swiss Franc and other exchange rates against the U.S. dollar, together with inflation, tax and interest rates in Shire's principal markets, will remain relatively unchanged from the rates underpinning the Shire Profit Forecast (January 2016 rates);

•
there will be no material adverse events that will have a significant impact on Shire's financial performance;

•
there will be no material change in legislation or regulatory requirements impacting Shire's operations or its accounting policies;

•
there will be no material change in tax law and practice impacting Shire's operations and the jurisdictions in which it earns significant amounts of income, whether earned from third parties or from intercompany transactions; and

•
there will be no material change in tax reserves as determined under ASC740 in respect of prior years.

2.     Report on the Shire Profit Forecast

Report on the Shire Profit Forecast

The Board of Directors
on behalf of Shire plc
5 Riverwalk
Citywest Business Campus
Dublin 24
Republic of Ireland

Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London
E14 4QA
United Kingdom

Evercore Partners International LLP
15 Stanhope Gate
London
W1K 1LN
United Kingdom

18 April 2016

Dear Sirs

Shire plc

We report on the profit forecast comprising a forecast of Non-GAAP diluted earnings per ADS growth of Shire plc (the "Company") and its current subsidiaries (together the "Group") for the year ending 31 December 2016 on both a reported and constant currency basis (the "Profit Forecast"). The Profit Forecast and the material assumptions upon which it is based are set out on pages 148 to 150 of the Prospectus issued by the Company dated 18 April 2016 (the "Prospectus"). This report is required by Annex I item 13.2 of Commission Regulation (EC) No 809/2004 (the "Prospectus Directive Regulation").

Responsibilities

It is the responsibility of the directors of the Company (the "Directors") to prepare the Profit Forecast in accordance with the requirements of the Prospectus Directive Regulation.

It is our responsibility to form an opinion as required by the Prospectus Directive Regulation as to the proper compilation of the Profit Forecast and to report that opinion to you.

Save for any responsibility arising under Prospectus Rule 5.5.3R(2)(f) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with Annex I item 23.1 of the Prospectus Directive Regulation, consenting to its inclusion in the Prospectus.

Basis of Preparation of the Profit Forecast

The Profit Forecast has been prepared on the basis stated on pages 148 to 150 of the Prospectus and is based on the audited financial results for the year ended 31 December 2015, the unaudited management accounts for the two months ended 29 February 2016 and a forecast for the 10 months to 31 December 2016. The Profit Forecast is required to be presented on a basis consistent with the accounting policies of the Group.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included evaluating the basis on which the historical financial information included in the Profit Forecast has been prepared and considering whether the Profit Forecast has been accurately computed based upon the disclosed assumptions and the accounting policies of the Group. Whilst the assumptions upon which the Profit Forecast are based are solely the responsibility of the Directors, we considered whether anything came to our attention to indicate that any of the assumptions adopted by the Directors which, in our opinion, are necessary for a proper understanding of the Profit Forecast have not been disclosed or if any material assumption made by the Directors appears to us to be unrealistic.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Profit Forecast has been properly compiled on the basis stated.

Since the Profit Forecast and the assumptions on which it is based relate to the future and may therefore be affected by unforeseen events, we can express no opinion as to whether the actual results reported will correspond to those shown in the Profit Forecast and differences may be material.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in jurisdictions outside the United Kingdom, including the United States of America, and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices. We have not consented to the inclusion of this report and our opinion in any registration statement filed with the SEC under the U.S. Securities Act of 1933 (either directly or by incorporation by reference) or in any offering document enabling an offering of securities in the United States (whether under Rule 144A or otherwise). We therefore accept no responsibility to, and deny any liability to, any person using this report and opinion in connection with any offering of securities inside the United States of America or who makes a claim on the basis they had acted in reliance on the protections afforded by United States of America law and regulation.

Opinion

In our opinion, the Profit Forecast has been properly compiled on the basis stated and the basis of accounting used is consistent with the accounting policies of the Group.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with Annex I item 1.2 to the Prospectus Directive Regulation.

Yours faithfully

Deloitte LLP
Chartered Accountants

Deloitte LLP is a limited liability partnership registered in England and Wales with registered number OC303675 and its registered office at 2 New Street Square, London EC4A 3BZ, United Kingdom. Deloitte LLP is the United Kingdom member firm of Deloitte Touche Tohmatsu Limited ("DTTL"), a UK private company limited by guarantee, whose member firms are legally separate and independent entities. Please see www.deloitte.co.uk/about for a detailed description of the legal structure of DTTL and its member firms.

Section B: Baxalta

1.     Baxalta profit forecasts relating to the period commencing 1 December 2016 and ending 31 December 2025

1.1   Baxalta Long Range Forecasts

(A)  Guidance issued to Baxalta Shareholders

On 19 May 2015, as part of presentations to investors prior to its separation from Baxter, Baxalta provided certain earnings guidance for the financial years 2016 to 2020 inclusive (the "May 2015 Guidance").

On 29 October 2015, in its earnings release and associated investor presentation for the third quarter of 2015, Baxalta provided additional earnings guidance for the financial year ending 31 December 2016 (together with the May 2015 Guidance, the "Baxalta 2016–2020 Forecasts").

(B)  S-4 Projections

In addition to the Baxalta 2016–2020 Forecasts, Baxalta has included in the Registration Statement certain long range financial projections relating to standalone Baxalta (the "Baxalta Standalone S-4 Projections") and the Combined Group (the "Combined Group S-4 Projections", together with the Baxalta Standalone S-4 Projections, the "S-4 Projections") for the period 2015 to 2025.

For the purposes of this Part XI (Profit forecasts), the S-4 Projections and the Baxalta 2016–2020 Forecasts are together referred to as the "Baxalta Long Range Forecasts" and the Baxalta 2016–2020 Forecasts and Baxalta Standalone S-4 Projections are together referred to as the "Standalone Forecasts".

The requirement for the S-4 Projections to be included within the Registration Statement arose in connection with certain opinions produced by Baxalta's financial advisers: Baxalta was required to include in the Registration Statement opinions from its financial advisers on the fairness, from a financial point of view, of the merger consideration offered by Shire to Baxalta shareholders. As part of that disclosure, Baxalta was required to disclose in the Registration Statement the S-4 Projections, which it supplied privately to its financial advisers for the purpose of those opinions. The S-4 Projections were prepared solely for the purpose of privately informing the analysis of Baxalta's financial advisers. The S-4 Projections were prepared by Baxalta in August 2015 without any input from Shire.

1.2   Baxalta Long Range Forecasts no longer valid

For the reasons set out below, the Shire Directors consider that the Baxalta Long Range Forecasts are no longer valid.

(A)  Baxalta 2016–2020 Forecasts

The Shire Directors consider that the Baxalta 2016–2020 Forecasts are no longer valid.

As set out on page 62 of this document, Completion is currently expected to take place on or around 3 June 2016. There will therefore be approximately six months of the current financial year remaining at the time of Completion. The Shire Directors consider that certain changes to be implemented by Shire following Completion (each of which is described in more detail below) will have a significant effect on the Baxalta business and its financial results for the current financial year and any subsequent financial years, rendering the Baxalta 2016–2020 Forecasts, the most recent of which was made in October 2015 (i.e. prior to signature of the Merger Agreement), no longer valid. In its earnings release for the financial year ended 31 December 2015, released on 16 February 2016 (the "Baxalta Earnings Release"), Baxalta made the following statement, which is consistent with the view of the Shire Directors, in respect of previously issued guidance:

"Given the proposed merger agreement with Shire plc... announced on January 11, 2016... previously-issued guidance for Baxalta as a standalone entity is no longer applicable."

The principal changes expected to affect the financial results of the Baxalta business during the remainder of the current financial year and beyond are summarised below:

(1)  Synergies

As stated in paragraph 18 of Part I (Information on the Merger) of this document, the Shire Board expects the Combined Group to achieve:

(A)
revenue synergies, through increased scale across the global commercial footprint and enhanced commercial capabilities across the enlarged portfolio; and

(B)
recurring cost synergies of at least $500 million per annum,

each of which is expected to have an impact on the business and financial results of Baxalta during the current financial year, assuming Completion takes place in line with the expected timetable set out on page 62 of this document.

As a result of the revenue synergies referred to above, the predictions contained within the Baxalta 2016–2020 Forecasts relating to sales growth and revenue are likely to be rendered inaccurate by the Merger. Consequently, predictions and assumptions relating to the other metrics included within the Baxalta 2016–2020 Forecasts (gross margin, operating margin, EBITDA margin, EBITDA, EBIT and diluted EPS) are also likely to be inaccurate.

The cost synergies referred to above are expected to arise in relation to both (i) direct costs relating to production and distribution (i.e. affecting Baxalta's gross margin); and (ii) operational costs and expenses (i.e. affecting Baxalta's operating margin and EBITDA margin), thereby further impacting the validity of the metrics included within the Baxalta 2016–2020 Forecasts.

(2)  Capital structure

Following Completion of the Merger, Baxalta will become a wholly-owned subsidiary of Shire and its capital and funding structure will therefore be considerably different to that assumed in the Baxalta 2016–2020 Forecasts. As a result, future diluted EPS calculations for Baxalta are expected to be significantly different as, for example, costs such as interest expenses will change markedly. Diluted EPS predictions contained within the Baxalta 2016–2020 Forecasts are therefore expected to be no longer valid following Completion.

(3)  Organisational structure

The ongoing integration of Baxalta following Completion is expected to result in one or more of its subsidiaries, business divisions, reporting units or other assets or liabilities being transferred within the Combined Group, so that the Baxalta Group as currently structured may no longer exist. Consequently, Baxalta's future financial performance is expected to be significantly different from the predictions contained within the Baxalta 2016–2020 Forecasts.

(4)  Tax rate

It is expected that, following Completion, applicable tax laws will require the Combined Group's tax rate to be assessed and reported, in a number of relevant jurisdictions, on a consolidated basis. The Combined Group's tax rate, and the tax rate of the Baxalta Group, is also expected to be impacted by integration activities. The guidance as to Baxalta's ongoing tax rate, "After Tax EBIT" and diluted EPS contained within the Baxalta 2016–2020 Forecasts will, therefore, be no longer valid following Completion.

(B)  S-4 Projections

The Shire Directors consider that the S-4 Projections are no longer valid.

(1)  Purpose of preparation

As set out in paragraph 1.1(B) above, Baxalta was required to include in the Registration Statement opinions from its financial advisers on the fairness, from a financial point of view, of the merger consideration offered by Shire to Baxalta Shareholders. As part of that disclosure, Baxalta was required to disclose in the Registration Statement the S-4 Projections, which it supplied privately to its financial advisers for the purpose of those opinions. The S-4 Projections were therefore prepared for the purpose of privately informing the analysis of Baxalta's financial advisers and were not prepared with a view to public disclosure, nor with any intention of guiding shareholders as to future performance of either Baxalta or the Combined Group. The S-4 Projections were not prepared to the standard required for disclosure to, nor with the intention of being relied upon by, Shareholders of Baxalta or Shire. As stated in the Registration Statement, the S-4 Projections do not necessarily comply with GAAP or the guidelines published by the SEC (among others), Baxalta's auditors have not performed any procedures in relation to them and the inclusion of the S-4 Projections in the Registration Statement "should not be regarded as an indication that Baxalta, Shire or any of their respective affiliates, advisers or representatives considered or consider the [S-4 Projections] to necessarily reflect actual future events, and the [S-4 Projections] should not be relied upon as such".

(2)  Method of preparation and age of information

The S-4 Projections were prepared solely by Baxalta in August 2015 at a time when Shire and Baxalta were not in discussions regarding a potential combination. The S-4 Projections were therefore prepared on the basis of Baxalta's views alone as to the future performance of both Baxalta and the Combined Group without any input from Shire. Without access to Shire's own projections for Shire on a standalone basis or for the Combined Group, the Combined Group S-4 Projections were created solely on the basis of publicly available information only in respect of Shire (such as external analysts' forecasts) which was not reviewed or endorsed by Shire. In addition such information is now approximately eight months out of date and considerably different from the information available today. For example, the effect of Shire's acquisition of Dyax Corp., which completed in January 2016, was not incorporated into the Combined Group S-4 Projections (although an illustrative CVR payment was included).

In addition to the above, the Combined Group S-4 Projections were prepared on the basis of certain high level assumptions, made by Baxalta alone as at August 2015, as to the future strategy of the Combined Group. These assumptions do not reflect Shire's intended strategy for the Combined Group as the Shire Directors intend it to be implemented. For example, the assumptions made by Baxalta in respect of expected cost synergies do not correlate with the synergy expectations of the Shire Board as stated elsewhere in this document, nor do Baxalta's assumptions in respect of capital expenditure of the Combined Group reflect the current capital expenditure plans of the Shire Board.

(3)  Reasons set out in section 1.2(A) above

The reasons discussed in detail in section 1.2(A) above in relation to the Baxalta 2016–2020 Forecasts also apply equally to the Baxalta Standalone S-4 Projections.

1.3   Reassessment of the Baxalta Long Range Forecasts is not necessary

(A)  Standalone Forecasts

The Shire Directors believe that Shire Shareholders should only consider reliable information when making their assessment of the Merger and when considering how to vote at the Shire General Meeting. The Shire Directors do not consider the Standalone Forecasts to constitute reliable information for these purposes, as they do not accurately reflect future performance of the Baxalta Group as integrated into the Shire Group post-Completion.

Furthermore, the Shire Directors do not consider forecasts of Baxalta's standalone performance, whether for the current financial year or longer, to represent information necessary for Shire Shareholders to make an informed decision as to how to vote at the Shire General Meeting in relation to the Merger. The Shire Board consider that Shire Shareholders should rely on the other indicators of the future performance of the Combined Group included within this document. This is because, following Completion, Baxalta will become a subsidiary of Shire and the Baxalta business will be integrated into, and managed as part of, Shire (resulting in numerous changes to the operating model of the Baxalta business affecting its ongoing cost base and revenue streams). Additionally, even were the Baxalta Long Range Forecasts to be reassessed, they would continue not to be valid as it would not be possible to accurately predict future performance of the Baxalta business taking into account Baxalta's expected integration into Shire. Consequently, any reassessed forecast would not represent reliable information upon which Shire Shareholders could rely in their decision as to how to vote at the Shire General Meeting.

(B)  Combined Group S-4 Projections

In relation to the Combined Group S-4 Projections, the Shire Board also considers reassessment unnecessary. The Shire Board considers that any profit forecast for the Combined Group would not be prepared to a sufficiently high standard in order to be relied upon by Shire Shareholders when deciding how to vote at the Shire General Meeting. This is because Shire has yet to finalise the detailed operating model of the Combined Group, and the detailed plans for integration of Baxalta, post-Completion (notwithstanding certain preparatory work which has already been undertaken, particularly in relation to synergies). The Shire Board considers the information included within, or incorporated by reference into, this Circular (namely forward-looking information in relation to the Combined Group as well as historical information in respect of Baxalta's current operations, its current trading and its historical financial performance) to represent all of the material information necessary for Shire Shareholders to decide how to vote at the Shire General Meeting.

To the extent that you wish to evaluate the future potential performance of the Combined Group, please refer to the detailed information included elsewhere in this document in respect of predicted revenues, synergies, tax rates and Shire's/Baxalta's operations more generally.

1.4   Shire Shareholders and Baxalta Shareholders should disregard the Baxalta Long Range Forecasts

For the reasons stated above, the Shire Directors consider that the Baxalta Long Range Forecasts are no longer valid and do not require reassessment. The Shire Directors recommend that Shire Shareholders disregard the Baxalta Long Range Forecasts in their entirety when evaluating the Merger. Neither Shire nor the Shire Directors accept any responsibility for the Baxalta Long Range Forecasts.

2.     Baxalta profit estimate for the three months ending 31 March 2016

2.1   Outlook

In its unaudited preliminary results announcement for the fourth quarter 2015 and the full year 2015, published on 16 February 2016, Baxalta stated that:

"Baxalta ....expects first quarter 2016 adjusted earnings, before special items, of $0.44 to $0.46 per diluted share. The company's earnings guidance for the first quarter of 2016 excludes approximately $0.03 per diluted share of projected intangible asset amortization expense. Reconciling for the inclusion of this item results in expected GAAP earnings of $0.41 to $0.43 per diluted share for the first quarter of 2016."

On 31 March 2016, Baxalta filed a Form 8-K with the SEC updating its previous GAAP earnings guidance, as follows:

"The Company is providing notice to its shareholders that it intends to announce its first quarter 2016 financial results via press release on Thursday, April 28, 2016. As previously disclosed, due to the proposed merger with Shire plc ("Shire") announced on January 11, 2016, the Company will not be hosting a quarterly earnings conference call. In addition, in light of the proposed merger with Shire, Shire will in due course be publishing both a UK shareholder circular and a UK prospectus (the "UK Documents"). In order to facilitate the required inclusion of the Company's profit estimate in the UK Documents, the Company is updating its previously issued guidance as follows:

Baxalta continues to expect first quarter 2016 adjusted earnings, before special items, of $0.44 to $0.46 per diluted share, as previously disclosed on February 16, 2016. On a generally accepted accounting principles ("GAAP") basis, the Company expects that first quarter 2016 earnings per diluted share will be lower than previously stated on February 16, 2016 and will include the expected impact of intangible asset amortization of $0.03 per diluted share, as previously disclosed, as well as additional material special items, including upfront payments to collaboration partners and separation/integration costs. Additional information on the Company's first quarter 2016 GAAP results and special items will be provided with the Company's earnings announcement on April 28, 2016."

The above statements represent profit estimates under the Prospectus Rules and are referred to below as the "Baxalta Profit Estimates".

The Directors and Proposed Directors have considered and confirm that the Baxalta Profit Estimates, as stated in Baxalta's announcement of 16 February 2016, and as clarified in its announcement of 31 March 2016, continue to be valid at the date of this Prospectus.

Adjusted earnings, before special items, per diluted share ("Adjusted EPS") is a Non-GAAP financial measure, typically reported in the Baxalta Group's interim and annual financial results. This is not prepared in accordance with generally accepted accounting standards in the U.S. ("U.S. GAAP"). This Non-GAAP financial measure should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP.

Adjusted earnings are calculated as the total profit excluding intangible asset amortization and other special items ("Adjusted Earnings"). Other special items are those items that in management's judgement need to be separately disclosed because they are variable, difficult to predict and of a size that may substantially impact Baxalta's reported operations for a period. Special items generally include, inter alia, the following items as incurred: amortisation and impairment of intangible assets, upfront and milestone payments related to collaboration arrangements, separation and/or integration related costs, business optimisation items, business development items, and changes in fair value of contingent payment liabilities, together with the tax effects of all of these items.

2.2   Basis of preparation

The Baxalta Profit Estimates have been prepared on a basis consistent with the current accounting policies of Shire which are in accordance with U.S. GAAP (as adjusted in accordance with Shire's Non-GAAP policy with respect to Adjusted EPS) and those which the Directors anticipate will be applicable for the full year ending 31 December 2016. The Baxalta Profit Estimates are based on the unaudited management accounts for the two months ended 29 February 2016 and an estimate of the results to 31 March 2016.

Adjusted EPS has been calculated by dividing Adjusted Earnings by the weighted average number of shares outstanding on a diluted basis of 690 million shares.

The U.S. dollar exchange rates used for the Baxalta Profit Estimates, taking into consideration the impact of foreign currency hedges, are $0.91 to the Euro, $0.68 to the British Pound, $0.008 to the Japanese Yen and $0.15 to the Chinese Renminbi.

An effective tax rate of 21.0 per cent. has been assumed for the Baxalta Profit Estimates.

3.     Accountant's report on the Baxalta Profit Estimates

PricewaterhouseCoopers LLP reported on the Baxalta Profit Estimates in accordance with item 13.2 of Annex 1 to the PD Regulation for the purpose of the Prospectus.

The directors and proposed directors
Shire plc
5 Riverwalk
Citywest Business Campus
Dublin 24
Ireland

Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London
E14 4QA

Evercore Partners International LLP
15 Stanhope Gate
London
W1K 1LN

18 April 2016

Dear Sirs

Baxalta Incorporated

We report on the profit estimates of Baxalta Incorporated ("Baxalta") and its subsidiaries (together the "Baxalta Group") for the three months ended 31 March 2016 (the "Baxalta Profit Estimates"). The Baxalta Profit Estimates and the basis on which they are prepared are set out on pages 157 to 159 of the prospectus issued by Shire plc (the "Company") dated 18 April 2016 (the "Prospectus").

This report is required by item 13.2 of Annex I to the PD Regulation and is given for the purpose of complying with that rule and for no other purpose.

Responsibilities

It is the responsibility of the directors and proposed directors of the Company (the "Directors") to prepare the Baxalta Profit Estimates in accordance with the requirements of items 13.1 and 13.3 of Annex I to the PD Regulation. In preparing the Baxalta Profit Estimates the Directors are responsible for correcting errors that they have identified which may have arisen in unaudited financial results and unaudited management accounts used as the basis of preparation for the Baxalta Profit Estimates.

It is our responsibility to form an opinion as required by item 13.2 of Annex I to the PD Regulation as to the proper compilation of the Baxalta Profit Estimates and to report that opinion to you.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and for any responsibility arising under item 5.5.3R(2)(f) of the Prospectus Rules to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 23.1 of Annex I to the PD Regulation, consenting to its inclusion in the Prospectus.

Basis of Preparation of the Baxalta Profit Estimates

The Baxalta Profit Estimates have been prepared on the basis stated on page 157 of the Prospectus and are based on the unaudited management accounts for the 2 months ended 29 February 2016 and an estimate for the month to 31 March 2016. The Baxalta Profit Estimates are required to be presented on a basis consistent with the accounting policies of the Company.

Basis of Opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included evaluating the basis on which the historical financial information for the three months to 31 March 2016 included in the Baxalta Profit Estimates have been prepared and considering whether the Baxalta Profit Estimates have been accurately computed using that information and whether the basis of accounting used is consistent with the accounting policies of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Baxalta Profit Estimates has been properly compiled on the basis stated.

However the Baxalta Profit Estimates have not been audited. The actual results reported, therefore, may be affected by revisions required to accounting estimates due to changes in circumstances, the impact of unforeseen events and the correction of errors in the management accounts. Consequently we can express no opinion as to whether the actual results achieved will correspond to those shown in the Baxalta Profit Estimates and the difference may be material.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion, the Baxalta Profit Estimates have been properly compiled on the basis stated and the basis of accounting used is consistent with the accounting policies of the Company.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f), we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I to the PD Regulation.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

PART XII

DIRECTORS, RESPONSIBLE PERSONS, CORPORATE GOVERNANCE AND EMPLOYEES

1.     Responsibility

The Directors whose names appear in paragraph 2.1 below, the Proposed Directors whose names appear in paragraph 2.2 below and Shire accept responsibility for the information contained in this document. To the best of the knowledge of the Directors, the Proposed Directors and Shire (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and contains no omission likely to affect its import.

2.     Directors and Proposed Directors

2.1
The following table sets out information relating to each of the Shire Directors as at the date of this document:

Name	Current position
Susan Kilsby	Chairman
Flemming Ornskov	Chief Executive Officer
Jeffrey Poulton	Chief Financial Officer
David Kappler[24]	Senior Independent Director and Deputy Chairman
Dominic Blakemore	Non-Executive Director
Olivier Bohuon	Non-Executive Director
William Burns	Non-Executive Director
Steven Gillis	Non-Executive Director
David Ginsburg	Non-Executive Director
Sara Mathew	Non-Executive Director
Anne Minto	Non-Executive Director

  all of whose business address is at 5 Riverwalk, Citywest Business Campus, Dublin 24, Republic of Ireland.

2.2
Set out below are the business experience and principal business activities performed outside Shire by the Shire Directors, as well as the date of their initial appointment as Directors:

  Susan Kilsby, age 57, has been the Chairman since 29 April 2014. Susan was appointed to the Shire Board on 1 September 2011. Susan has merger and acquisition and finance experience having enjoyed a career in investment banking. She held senior positions with The First Boston Corporation, Bankers Trust, Barclays de Zoete Wedd and Credit Suisse, where she was Chairman of the EMEA Mergers & Acquisitions team until 2009 and a part-time Senior Adviser until 2014. Susan is also a former Director of Keurig Green Mountain, Inc., L'Occitane International S.A. and Coca-Cola HBC AG. Susan holds a BA in Economics and an MBA. Susan is also a Non-Executive Director of BBA Aviation plc, and Fortune Brands Home & Security Inc.

  Dr. Flemming Ornskov, age 58, has been Chief Executive Officer since 30 April 2013, having been appointed to the Shire Board as CEO Designate on 2 January 2013. Flemming brings to the role his operational and medical knowledge and his international, strategic and operational experience in the pharmaceutical sector. Flemming formerly held the position of Non-Executive Chairman of Evotec AG and was Non-Executive Director of PCI Biotech Holding ASA. From 2010 to 2012 he was Chief Marketing Officer and Global Head, Strategic Marketing for General and Speciality Medicine at Bayer. From 2008 to 2010 Flemming served as Global President, Pharmaceuticals and OTC at Bausch & Lomb, Inc. He also served as Chairman, and later as President and Chief Executive Officer, of Life-Cycle Pharma A/S from 2006 to 2008, and as President and Chief Executive Officer of Ikaria, Inc. from 2005 to 2006. Earlier in his pharmaceutical career Flemming held roles of at Merck & Co., Inc. and Novartis AG, following a period spent in hospitals and academic medicine. Flemming received his MD from the University of Copenhagen, MBA from INSEAD and Master of Public Health from Harvard University.

  Jeffrey Poulton, age 48, was appointed Chief Financial Officer on 29 April 2015. Since joining Shire in 2003 he has held leadership positions in finance supporting the Neuroscience, Gastrointestinal and Rare Diseases business units as well as the positions of Interim Chief Financial Officer and Head of

24
Appointment expires on 28 April 2016.

  Investor Relations. In addition, Jeff oversaw the operations of the Rare Diseases business unit in North America, Latin America and Asia Pacific, as well as leading the integration of the legacy-ViroPharma rare disease products into the Shire portfolio. Prior to joining Shire, Jeff spent time at Cinergy Corp. and PPG Industries in a variety of corporate finance and business development roles, in addition to serving as a Commissioned Officer in the U.S. Navy. Jeff received a BA in Economics from Duke University and an MBA in Finance from the Kelley School of Business at Indiana University.

  David Kappler, age 69, has been Senior Independent Director since July 2007 and Deputy Chairman since June 2008. David was appointed to the Shire Board on 5 April 2004. David brings to the Board experience in financial reporting, risk management and internal financial controls. David served on the board of InterContinental Hotels Group plc until 2014, was Chairman of Premier Foods plc until 2010 and held directorships at Camelot Group plc and HMV Group plc. David retired from Cadbury Schweppes plc in 2004 after serving as Chief Financial Officer since 1995. David worked for the Cadbury Schweppes Group between 1965 and 1984 and rejoined the company in 1989 following its acquisition of the Trebor Group, where he was Financial Director. David is a Fellow of the Chartered Institute of Management Accountants and is also a Non-Executive Director of Flybe Group plc.

  Dominic Blakemore, age 46, was appointed as a Non-Executive Director on 1 January 2014. Dominic brings to the Board his strategic and financial experience. Dominic holds the position of Group Chief Operating Officer, Europe at Compass Group PLC having previously served as Chief Financial Officer. He has also held the positions of Chief Financial Officer at Iglo Foods Group and European Finance & Strategy Director, Corporate Finance Director, and Group Financial Controller at Cadbury plc. Earlier in his career Dominic worked at PricewaterhouseCoopers where he advised pharmaceutical sector clients. Dominic is a member of the Academic Council of University College London.

  Olivier Bohuon, age 57, was appointed as a Non-Executive Director on 1 July 2015. Olivier has extensive international business and leadership experience, gained through roles held in pharmaceutical and healthcare companies across Europe, the Middle East and the U.S. Olivier currently holds the position of Chief Executive Officer at Smith & Nephew plc, having previously served as Chief Executive Officer and President of Pierre Fabre Group and as President of Abbott Pharmaceuticals, a division of U.S.-based Abbott Laboratories. Olivier has also held commercial leadership positions at GlaxoSmithKline and its predecessor companies in France. Olivier has an MBA from HEC Paris School of Management and a doctorate in Pharmacy from the University of Paris. Olivier's additional appointments include: Smith & Nephew plc (Chief Executive Officer) and Virbac SA (Non-Executive Director).

  William Burns, age 68, was appointed as Non-Executive Director on 15 March 2010. William "Bill" brings to the Board extensive international R&D, commercial, business development and operational experience in the pharmaceutical sector. Bill worked for Roche from 1986 until 2009, most recently holding the position of Chief Executive Officer of their pharmaceuticals division and serving as a member of the Roche Group Corporate Executive Committee. Bill's additional appointments include: Biotie Therapies Corp. (Chairman), Mesoblast Limited (Non-Executive Director), Vestergaard Frandsen (Vice Chairman), Wellcome Trust (Governor and Trustee), Institute of Cancer Research (Trustee) and University of Cologne/Bonn Centre for Integrated Oncology (Scientific Advisory Board Member).

  Dr. Steven Gillis, age 62, was appointed as Non-Executive Director on 1 October 2012. Steven brings to the Board his extensive technical and scientific knowledge and commercial experience. Steven is currently a Managing Director at ARCH Venture Partners, a provider of venture capital for technology firms. Prior to this Steven was a founder and Director of Corixa Corporation, acquired by GlaxoSmithKline in 2005, and before that a founder and Director of Immunex Corporation. An immunologist by training Steven has authored more than 300 peer-reviewed publications in the areas of molecular and tumour immunology. Steven is credited as being a pioneer in the field of cytokines and cytokine receptors, directing the development of multiple marketed products including Leukine, (GM-CSF), Prokine (IL-2) and Enbrel (soluble TNF receptor-Fc fusion protein) as well as the regulatory approval of Bexxar (radio-labelled anti-CD20) and the novel vaccine adjuvant, MPL. Steven received his BA from Williams College and his Ph.D. from Dartmouth College. Steven's additional appointments include: ARCH Venture Partners (Managing Director), Pulmatrix, Inc. (Non-Executive Director) and VBI Vaccines Inc. (Chairman and Non-Executive Director).

  Dr. David Ginsburg, age 63, was appointed as a Non-Executive Director on 16 June 2010. David brings to the Board his clinical medical experience in internal medicine, haematology-oncology and medical genetics, as well as his extensive basic biomedical laboratory research expertise. David obtained his BA at Yale University, MD at Duke University and completed his medical and research training at Harvard Medical School. David is the recipient of a number of honours and awards, including election to membership in the National Academy of Sciences, the Institute of Medicine and the American Academy of Arts and Sciences. David's additional appointments include: University of Michigan (James V. Neel Distinguished University Professor of Internal Medicine, Human Genetics and Paediatrics) and Howard Hughes Medical Institute (Investigator).

  Sara Mathew, age 60, was appointed as a Non-Executive Director on 1 September 2015. Sara brings to the Board her financial, strategic and technological experience having held various corporate leadership roles. Sara is a former director of Avon Products, Inc. and until 2013 Sara served as Chairman, President and Chief Executive Officer of Dun & Bradstreet, Inc. having spent 12 years at the company. Prior to this, Sara worked for 18 years at Procter & Gamble where she held a variety of global finance and management positions including Vice President, Finance, Australia, Asia and India. Sara received her MBA from Xavier University, her Accounting degree from the Institute of Cost & Works Accountants and her Bachelor's degree in Physics, Mathematics and Chemistry from the University of Madras. Sara's additional appointments include: Campbell Soup Company (Non-Executive Director), Freddie Mac (Non-Executive Director) and Zurich Financial Services Group (International Advisory Council Member).

  Anne Minto OBE, age 62, was appointed as a Non-Executive Director on 16 June 2010. Anne brings to the Board her extensive legal, commercial and remuneration experience. Anne held the position of Group Director, human resources at Centrica plc from 2002 to 2011 and was a member of the Centrica executive committee. Her extensive business career includes senior management roles at Shell UK, the position of Deputy Director-General of the Engineering Employers' Federation and the position of Group Director human resources at Smiths Group plc. Anne is also a former Director of Northumbrian Water plc and SITA UK. Anne holds a Law degree and a postgraduate diploma in Human Resources, and is a qualified lawyer. Anne is also a Fellow of the Chartered Institute of Personnel & Development, the Royal Society of Arts and the London City and Guilds, and is a member of the Law Society of Scotland. Anne's additional appointments include: Tate & Lyle PLC (Non-Executive Director), ExlService Holdings, Inc. (Non-Executive Director), University of Aberdeen Development Trust (Vice Chairman and Trustee) and University of Aberdeen Court (Non-Executive Director).

  Set out below are the business experience and principal business activities performed by the Proposed Directors:

  Gail Fosler, age 68, is President of The GailFosler Group LLC, a strategic advisory service for global business leaders and public policy makers that she has led since 2010. Prior to that, she spent more than 20 years at The Conference Board, a global research and business membership organisation, where she held several positions including President, Executive Vice President and Chief Economist. Ms. Fosler previously served as a director of Baxter and Caterpillar Inc. Ms. Fosler currently serves as a director of Baxalta and Swiss Reinsurance America Corporation, and as Chairman of Deschner Corporation.

  Gail's appointment as a Director of Shire is conditional upon Completion occurring, and will take effect on the Effective Date. Following her appointment, Gail will hold office until the 2017 Annual General Meeting.

  Albert P.L. Stroucken, age 68, has served as Chairman of the Board of Owens-Illinois, Inc., a glass packaging company, since 2006. From 2006 until December 2015, he served as President and Chief Executive Officer of Owens-Illinois, Inc. From 1998 to 2006, Mr. Stroucken served as President and Chief Executive Officer of H.B. Fuller Company, a manufacturer of adhesives, sealants, coatings, paints and other specialty chemicals. Mr. Stroucken served as Chairman of the Board of H.B. Fuller Company from 1999 to 2006. From 1997 to 1998, he was General Manager of the Inorganics Division of Bayer AG. From 1992 to 1997, Mr. Stroucken was Executive Vice President and President of the Industrial Chemicals Division of Bayer Corporation. Mr. Stroucken also currently serves as a director of Baxalta and Baxter.

  Albert's appointment as a Director of Shire is conditional upon Completion occurring, and will take effect on the Effective Date. Following his appointment, Albert will hold office until the 2017 Annual General Meeting.

  Directors' interests

  The direct and indirect interests (all of which, unless otherwise stated, are beneficial) of the Shire Directors in the Shire Shares as at the Last Practicable Date, and as expected to subsist immediately following Admission, are set out in the following table:

	Interests in Shire Shares as at the Last Practicable Date		Interests in Shire Shares immediately following Admission[25]
Director	Number of voting rights in respect of Shire Shares	Percentage of issued share capital	Number of voting rights in respect of Shire Shares	Percentage of issued share capital
Susan Kilsby	21,375	<0.1%	21,375	<0.1%
Flemming Ornskov	141,261	<0.1%	141,261	<0.1%
Jeffrey Poulton	12,897	<0.1%	12,897	<0.1%
David Kappler	12,254	<0.1%	12,254	<0.1%
Dominic Blakemore	1,098	<0.1%	1,098	<0.1%
Olivier Bohuon	1,423	<0.1%	1,423	<0.1%
William Burns	3,467	<0.1%	3,467	<0.1%
Steven Gillis	3,681	<0.1%	3,681	<0.1%
David Ginsburg	2,025	<0.1%	2,025	<0.1%
Sara Mathew	3,387	<0.1%	3,387	<0.1%
Anne Minto	4,745	<0.1%	4,745	<0.1%
2.3
Taken together, the combined percentage interest of the Shire Directors in the voting rights in respect of the issued ordinary share capital of Shire at the Last Practicable Date was less than 0.1 per cent.

2.4
Taken together, the combined percentage interest of the Shire Directors in the voting rights in respect of the issued ordinary share capital of Shire immediately following Admission will be approximately 0.0 per cent.

2.5
The Shire Directors have no interests in the shares of Shire's subsidiaries.

2.6
The details of options under the Deferred Bonus Plan ("DBP"), the Executive Annual Incentive Plan ("EAIP"), the Portfolio Share Plan ("PSP") and the Long Term Incentive Plan ("LTIP") over the Shire Shares held by the Shire Directors as at the Last Practicable Date are set out below. They are not included in the interests of Directors shown in the table above:

	Security type(1)	Total deferred bonus awards(2)	Total PSUs/RSUs unvested(3)	Total SARs unvested(4)	Total SARs vested but unexercised(5)	Total scheme interests
Flemming Ornskov(6)	ADS	9,449	88,748	122,885	45,601	266,683
Jeffrey Poulton	ADS	560	18,318	23,816	13,773	56,467

Notes:

(1)
One ADS is equal to three Shire Shares.

(2)
This represents deferred shares, Restricted Stock and Restricted Stock Units awarded under the Shire Deferred Bonus Plan 2015 (a sub-plan of the Shire Long Term Incentive Plan 2015) and the legacy Shire Executive Annual Incentive Plan, which are forfeited in the case of termination for cause.

(3)
This represents unvested Performance Share Units which are subject to the achievement of performance conditions and unvested Restricted Stock Units which are subject only to service conditions. The latter were awarded to Mr. Poulton while he served the Company otherwise than as Chief Financial Officer.

(4)
This represents unvested Stock Appreciation Rights which are subject to the achievement of performance conditions and certain Stock Appreciation Rights which are subject only to service conditions. The latter were awarded to Mr. Poulton while he served the Company otherwise than as Chief Financial Officer.

25
Assuming that 303,734,581 are issued in connection with the Merger, and without consideration as to the vesting of any share awards under any Shire employee Share Schemes in the period from the publication of this document until the date of Admission.

(5)
This represents vested but unexercised Stock Appreciation Rights which are no longer subject to the achievement of performance/service conditions.

(6)
On 1 November 2015, Dr. Ornskov was granted an option over ADSs pursuant to the Shire Global Employee Stock Purchase Plan, saving $480.77 per fortnight.
2.7
In addition to the interests detailed in the table above, Flemming Ornskov holds one Shire Subscriber Ordinary Share.

2.8
Save as disclosed in this paragraph 2, none of the Shire Directors, nor their immediate families, or connected persons (within the meaning of section 252 of the Companies Act) has any interests (beneficial or non-beneficial) in the share capital of Shire or its subsidiaries.

2.9
Save as disclosed in this paragraph 2 and paragraph 4 of Part XIII (Additional Information) of this document, no other person involved in the Merger or the Admission has an interest which is material to the Merger or the Admission.

3.     Directors, remuneration and pensions

3.1   Remuneration

  The remuneration of the Shire Directors for the 52-week period ended 31 December 2015, as set out in the Shire 2015 Annual Report, is set out in the table below. Annual pay reflects responsibilities, market value and sustained performance level of executive directors. Pay is reviewed annually, or when a change in responsibility occurs.

  Executive Directors

Director	Fixed remuneration		Variable remuneration		Other payments	Total
	($'000)		($'000)		($'000)	($'000)
Flemming Ornskov Chief Executive Officer	2,032	[26]	19,549	[27]	0	21,581
Jeffrey Poulton Chief Financial Officer	512	[28]	409	[29]	0	921

  Chairman and Non-Executive Directors

Director	Board fees	Committee fees	Travel allowance	Taxable benefits	Total fees
	(£)	(£)	(£)	(£)	(£)
Susan Kilsby Chairman	450,000	0	15,000	2,605	467,605
David Kappler	108,000	30,000	10,000	0	148,000
Dominic Blakemore	101,000	25,000	10,000	0	136,000
Oliver Bohuon	52,500	5,000	10,000	0	67,500
William Burns	111,000	31,250	10,000	0	152,250
Steven Gillis	111,000	35,000	20,000	0	166,000
David Ginsburg	108,000	20,666	20,000	0	148,666
Sara Mathew	35,063	5,118	0	0	40,181
Anne Minto	110,000	33,750	10,000	0	153,750

26
Comprised: base salary ($1,521,000), retirement benefits ($456,000) and other benefits ($55,000).

27
Comprised short term incentive awards ($2,734,200) and long term incentive awards ($16,814,360). The vesting value of the long term incentive awards is calculated using the average share price over the last quarter of 2015 of $207.85 per the relevant UK regulations. Dr. Ornskov's disclosed long-term incentive awards are not due to vest until February and May 2016. The award vesting in February 2016 represents his annual equity grant under the PSP and has an estimated vesting value of $12,341,138. The award vesting in May 2016 represents his replacement equity award granted upon joining the Company which was subject to performance conditions and has an estimated vesting value of $4,473,222. 76 per cent. of the total LTIP value of $16,814,360 is delivered as a result of share price growth over the vesting period.

28
Jeff Poulton was appointed as CFO on 29 April 2015 and therefore these figures reflect the remuneration he received following his appointment and comprised: base salary ($388,000), retirement benefits ($82,000) and other benefits ($42,000).

29
Comprised of short term incentive awards ($409,000).

  Board fees include additional fees for Board and Committee meetings in addition to those scheduled in the ordinary course of business. The Non-Executive Directors receive an additional fee of £5,000 for each transatlantic trip made for Board meetings.

  David Stout stood down as a Director of Shire on 28 April 2015 and, as such, while included in the Shire 2015 Annual Report, is not included the table above. Olivier Bohuon and Sara Mathew were appointed on 1 July 2015 and 1 September 2015, respectively.

3.2   Pensions

  In 2015, Flemming Ornskov received a pension contribution of 30 per cent. of his base salary through a combination of contributions to Shire's 401(k) Plan and credits to his SERP account. For the same period, Jeffrey Poulton received a contribution of 25 per cent. of his base salary through a combination of contributions to Shire's 401(k) Plan and credits to his SERP account.

4.     Terms of Directors' appointment and remuneration

4.1   Executive Directors

  Chief Executive Officer

  Flemming Ornskov's service contract commenced on 24 October 2012, and contains a 12-month notice period from both parties. There is no fixed term to the contract. Dr. Ornskov's base salary, effective from 1 January 2015, is $1,350,000 (increased to $1,688,000 effective from 1 July 2015).

  Chief Financial Officer

  Jeffrey Poulton's service contract commenced on 29 April 2015, and contains a 12-month notice period from both parties. There is no fixed term to the contract. Mr. Poulton's base salary, effective from 29 April 2015 is $575,000.

4.2   Chairman and Non-Executive Directors

Director	Date of appointment	Present expiry date	Notice period (months)	Total fees[30]
				(£)
Susan Kilsby Chairman	1 September 2011	28 April 2016	3	467,605
David Kappler	5 April 2004	28 April 2016	3	148,000
Dominic Blakemore	1 January 2014	31 December 2017	3	136,000
Olivier Bohuon	1 July 2015	30 June 2017	3	67,500
William Burns	15 March 2010	14 March 2018	3	152,250
Steven Gillis	1 October 2012	30 September 2016	3	166,000
David Ginsburg	16 June 2010	15 June 2016	3	148,666
Sara Mathew	1 September 2015	31 August 2017	3	40,181
Anne Minto	16 June 2010	15 June 2016	3	153,750
4.3
The Shire Non-Executive Directors' service contracts stipulate a term of two years, with the possibility of being invited thereafter to serve a further term for a period specified by the Board. This is subject to the Non-Executive Directors being individually elected at the next Shire AGM following their appointment and subsequent annual re-election. Either Shire, or the Non-Executive Director, may terminate the service contract by means of no less than three months' written notice.

4.4
Non-Executive Directors are expected to devote such time to their appointment at Shire as is necessary and sufficient for the proper performance of their duties. Non-Executive Directors are expected to attend, and to have prepared for, both the regular Board Meetings and any required ad hoc meetings.

4.5
Non-Executive Directors are paid an annual Director's fee for their services of £93,000. Additional fees are paid for attendance at ad hoc meetings, for transatlantic trips on Shire behalf or for being a member or Chairman of the Audit, Compliance & Risk Committee, the Remuneration Committee,

30
Being the aggregate of each Director's Board fees, applicable committee fees, travel allowances and any applicable taxable benefits.

  the Science & Technology Committee and/or Nomination Committee. 25 per cent. of Non-Executive Directors' aggregate fees (excluding those relating to transatlantic trips) are paid in Shire Shares.

4.6
The Chairman is paid an annual fee of £450,000 (which is inclusive of all Committees). The Deputy Chairman and Senior Independent Director is paid an annual fee of £98,000 (which is inclusive of the non-executive director fee).

4.7
Save as disclosed in paragraph 4.1 above, there are no existing service contracts between any Executive Director and any member of the Shire Group which provide for benefits upon termination of employment.

5.     Directors' confirmations

5.1
None of the Directors has, during the five years prior to the date of this document, been:

(A)
convicted in relation to a fraudulent offence;

(B)
associated with any bankruptcy, receivership or liquidation while acting in the capacity of a member of the administrative, management or supervisory body or of senior manager of any company;

(C)
subject to any official public incrimination and/or sanction by statutory or regulatory authorities (including designated professional bodies); or

(D)
disqualified by a court from acting as a member of the administrative, management or supervisory bodies of any issuer or from acting in the management or conduct of the affairs of any company.

6.     Conflicts of interest

6.1
Other than as disclosed in this paragraph 6, none of the Directors has any actual or potential conflicts of interest between their duties to the Company or Baxalta (as the case may be) and the private interests and/or other duties he/she may also have.

6.2
Dr. David Ginsburg, a Director of Shire, is the co-inventor of two patents, and as such is entitled to receive royalties for the use of the patents. Baxalta is the originator of the royalty payments. Dr. Ginsburg currently receives the benefit of royalties in connection with the following patents (i) (relating to the von Willebrand Factor) no. US8597910; and (ii) (relating to ADAMTS13) no. US8394373. Dr. Ginsburg assigned the von Willebrand Factor patent to the Boston Children's Hospital, and the ADAMTS13 patent to the University of Michigan. These assignments are subject to ordinary course commercial terms. The assignee institutions have on-licensed the patents to Baxalta, who in return pays royalties to both institutions. The institutions pay a proportion of those royalties to, among others, Dr. Ginsburg.

6.3
No Director was selected to be a Director of Shire pursuant to any arrangement or understanding with any major customer, supplier or other person having a business connection with the Shire Group or the Baxalta Group.

6.4
There are no family relationships between any of the Directors.

7.     Directorships and partnerships

  Save as set out in either paragraph 2.2 above in relation to each Director, or the table below, the Directors have not held any directorships of any company, other than those companies in the Shire Group which are subsidiaries, or been a partner in a partnership at any time in the five years prior to the date of this document.

Director	Current directorships/partnerships	Former directorships/partnerships
David Kappler	ADS2 Property LLP (partner) The Hideaways Club Property Company Limited (director) The Hideaways Club City Collection Property Company Limited (director)	ADS2 Brands Limited (chairman)
Olivier Bohuon	HealthCare Promise Investments Partners SA (director)	N/A
William Burns	N/A	Roche Group (director) Chugai (director) Okairos (chairman and director) Crucell (director) Master Pharmaceuticals, UK (chairman and director)
Steven Gillis

PhaseRx, Inc (director and chairman)
Codiak BioSciences (director)
Faraday Pharmaceuticals (director)
Theraclone-Sciences Inc (director)
Accelerator Corp. (director)
Lycera Corp (director)
OncoResponse (director)
Homology Medicine (director)

Allozyne, Inc. (director) VLST Corp (director) bluebirdbio, Inc. (director)
Anne Minto	International Women's Forum UK (director)	N/A

8.     Board structure and corporate governance

8.1
The role of the Shire Board is to provide leadership to Shire in a manner that promotes its long-term success, thereby maximising value for its shareholders and other stakeholders. The Shire Board is responsible for determining the Shire Group's strategy, as well as overseeing its implementation by management. In addition, the Shire Board has oversight of all material matters impacting Shire and its operations, including key policies, material financial matters, material acquisitions, the principal risks that Shire faces and actions taken to mitigate these, and succession planning.

8.2
The Shire Board supports high standards of corporate governance. As at the date of this document, the Company is compliant with the Corporate Governance Code and will continue to comply with the standards expected of it. Following Completion of the Merger, the Combined Group will continue to support high standards of corporate governance and comply with the Corporate Governance Code.

8.3
The Shire Board currently comprises the Chairman, eight other Non-Executive Directors, the Chief Executive Officer and the Chief Financial Officer.

8.4
Excluding the Chairman, all of the Non-Executive Directors are considered to be independent. Therefore more than half of the Shire Board are independent Non-Executive Directors. This is in compliance with the Corporate Governance Code, which asserts that, following appointment, the test of independence is not appropriate in relation to the Chairman. The Shire Board meets formally six times a year, with additional meetings as required. For example, in 2015, the Shire Board met an additional six times, principally to address M&A activity.

8.5
The Chairman, in collaboration with the Company Secretary, is responsible for ensuring that Shire Board members are provided at all times with the information necessary for them to effectively discharge their duties and responsibilities. Before decisions are made at meetings of the Board, consideration is had as to the adequacy of the information available to the Shire Board, enabling the deferral of decision-making if necessary. Directors are able to seek clarification, additional information or any professional advice necessary to the fulfilment of their respective duties and responsibilities.

8.6
There are four key Shire Board committees: the Remuneration Committee, the Audit, Compliance & Risk Committee, the Nomination Committee and the Science & Technology Committee. The committees are provided with sufficient resources via the Company Secretary and, where necessary, have direct access to professional advisers to undertake their duties. Further details of each of the committees are set out below.

  Audit, Compliance & Risk Committee

8.7
The Audit, Compliance & Risk Committee currently comprises the following independent Non-Executive Directors: Dominic Blakemore (Committee Chairman), David Kappler, Steven Gillis and Sara Mathew. Following Completion, it is intended that the composition of the Audit, Compliance & Risk Committee will be reviewed by the Shire Board.

  The Audit, Compliance & Risk Committee meets not less than four times a year (to coincide with key dates in the Company's financial reporting cycle).

  The material terms of reference under which the Audit, Compliance and Risk Committee operates state that:

  (A)
  the Audit, Compliance & Risk Committee (the "Committee") shall:

  (i)
  monitor the integrity of the financial statements of the Company, including its annual and quarterly reports, preliminary results announcements and any other Company announcement relating to its financial performance or other financial information to be made public, and review, and report to the Board, significant reporting judgements contained in them; and, in particular, shall focus on:

  (a)
  compliance with accounting standards and the consistency of application of, and any changes in, significant accounting policies both on a year on year basis and across the Company;

  (b)
  any important areas where judgement must be exercised, taking into account the views of the external auditor;

  (c)
  the methods used to account for significant or unusual transactions where different approaches are possible;

  (d)
  significant adjustments resulting from the external audit;

  (e)
  the going concern and longer-term viability assumptions;

  (f)
  material information presented with the financial statements, such as the corporate governance statement (insofar as it relates to audit and risk);

  (g)
  ensuring clarity and completeness of disclosure in the Company's financial reports; and

  (h)
  where requested by the Board, provide advice on whether the Annual Report, taken as a whole, is fair, balanced and understandable;

  (ii)
  consider and make recommendations to the Board (for approval at the AGM) on the appointment, reappointment and removal of the Company's external auditor, and initiate and oversee the tender of the external audit contract, every 10 years;

  (iii)
  oversee the relationship with the external auditor and determine and agree the terms of engagement and remuneration of the external auditor for audit services;

  (iv)
  if the external auditor resigns, investigate the reasons for the resignation and decide on any action to be taken;

    (v)
    assess, at least annually, the objectivity and independence of the external auditor taking into account relevant regulatory requirements including obtaining and reviewing a report or reports from the external auditor describing all relationships between it and the Company consistent with the U.S. Independence Standards Board Standard No.1, Independence Discussions with Audit Committees;

    (vi)
    assess at least annually the auditor's qualifications, experience and resources and the effectiveness of the audit process which shall include a report from the external auditor on its own internal quality procedures;

    (vii)
    determine and agree the scope of the audit engagement and approve the annual external audit plan;

    (viii)
    review the external auditor's management letter and management's response to the external auditor's findings and recommendations;

    (ix)
    review and discuss the audited financial statements with management and with the external auditor to address any issues which arose during the audit;

    (x)
    monitor the external auditor's compliance with applicable legislation and guidance on the rotation of audit partners;

    (xi)
    be responsible for the resolution of disagreements between management and any auditor regarding the Company's financial reporting;

    (xii)
    monitor the Company's policy for the employment of former employees of the external auditor;

    (xiii)
    review and discuss issues and recommendations arising from the external audit, and any matters the auditors may wish to discuss (in the absence, where requested by the Committee, of executive members of the Board and other persons having a right to attend meetings of the Committee but who are not members of the Committee);

    (xiv)
    consider whether the skills and experience of the external audit firm make it a suitable supplier of non-audit services;

    (xv)
    set and apply a formal policy in relation to the provision of non-audit services by the external auditor specifying the types of non-audit work:

    (a)
    from which the external auditor is excluded;

    (b)
    for which the external auditor can be engaged without referral to the Committee; and

    (c)
    for which a case-by-case decision is necessary, to preserve the auditor's independence and objectivity;

    (xvi)
    consider the nature of the non-audit services provided by the external auditor, the fees paid and whether the fee levels individually and in aggregate relative to the audit fee are appropriate to enable a proper audit to be conducted;

    (xvii)
    review procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;

    (xviii)
    review, with the Chief Compliance and Risk Officer, the Company's arrangements for the confidential and anonymous submission by employees of the Company of concerns regarding matters which could have a material impact on the Company, to ensure that these arrangements allow for proportionate and independent investigation of such matters and appropriate follow-up action;

    (xix)
    review the Company's procedures for detecting fraud and review the investigation and remediation of any material alleged or suspected fraud;

    (xx)
    review the status of the compliance programme (policies, training, monitoring and audit) of the Company to ensure adherence to applicable legal and regulatory standards and to the Code of Ethics where there may be a material impact on the Company; and

    (xxi)
    review, with the Chief Compliance and Risk Officer or the General Counsel, as appropriate, the major findings of internal investigations and management's response and material inquiries received from regulators or governmental agencies.

  (B)
  The Committee shall:

  (i)
  monitor and review the integrity of the internal audit programme, consider the findings from the internal audit programme and review and monitor management's response to them and ensure efficient coordination between the Company's internal and external auditors;

  (ii)
  approve the appointment and removal of the Head of Internal Audit and the Chief Compliance and Risk Officer and ensure that the Head of Internal Audit and the Chief Compliance and Risk Officer have direct access to the Chairman of the Board and of the Committee and are accountable to the Committee;

  (iii)
  consider and approve the remit of the internal audit and compliance and risk management functions and ensure they have adequate resources and appropriate access to information to enable them to perform their functions effectively and in accordance with the relevant professional standards. The Committee shall also ensure the functions have adequate standing and are independent of management or other restrictions;

  (iv)
  review and approve the annual internal audit plan;

  (v)
  meet the Head of Internal Audit at least once a year without management being present to discuss their remit and any issues arising from the internal audits carried out;

  (vi)
  monitor and review, at least annually, the effectiveness of the Company's internal control and risk management systems and review any statement on internal controls and/or risk management to be included in the Annual Report or other public filing before submission to the Board for its approval;

  (vii)
  review twice annually with the Chief Compliance and Risk Officer the business risks faced by the Company and review any risk schedules on behalf of the Board; and

  (viii)
  review with the Chief Compliance and Risk Officer, at least annually, the status of the enterprise risk management programme.

  (C)
  The Committee shall:

  (i)
  approve all proposed material tax structuring projects (which authority may be delegated to the Chairman of the Committee, provided that he presents any such approvals to the full Committee at the next Committee meeting);

  (ii)
  review annually the treasury policies of the Company and monitor adherence to those policies throughout the year;

  (iii)
  review with management, the Head of Internal Audit, the Chief Compliance and Risk Officer and the external auditor, in separate meetings if the Committee deems it necessary, related party transactions;

  (iv)
  review the renewal terms of the Group Insurance Programme; and

  (v)
  consider other matters as notified from time to time by the Board.

  Nomination Committee

8.8
The Nomination Committee currently comprises the following independent Non-Executive Directors: David Kappler (Committee Chairman), William Burns, Susan Kilsby, David Ginsburg and Anne Minto. As a result of the expiry on 28 April 2016 of David Kappler's term as a Shire Director, Susan Kilsby will assume the role of Committee Chairman. Following Completion, it is intended that the composition of the Nomination Committee will be reviewed by the Shire Board.

  The material terms of reference under which the Nomination Committee operates state that:

  (A)
  The Nomination Committee shall:

  (i)
  be responsible for identifying and nominating, for the approval of the Board, candidates to fill Board vacancies as and when they arise;

  (ii)
  before an appointment is made, evaluate the balance of skills, knowledge, experience and diversity on the Board and, in light of this evaluation, prepare a description of the role and capabilities required for a particular appointment. The Nomination Committee should (i) consider candidates from a wide range of backgrounds, (ii) consider candidates on merit and against objective criteria ensuring that candidates will have sufficient time to devote to the position, and (iii) where appropriate, use open advertising or external advisers to facilitate the search;

  (iii)
  have regard to succession planning for executive and non-executive directors so as to maintain an appropriate balance of skills and experience on the Board, to ensure the long-term success of the Group;

  (iv)
  regularly review the structure, size and composition (including the skills, knowledge, experience and diversity) required of the Board compared to its current position and make recommendations to the Board with regard to any changes;

  (v)
  approve a report on the Nomination Committee's activities for inclusion in the Company's Annual Report and Accounts; and

  (vi)
  consider any other matters referred to the Nomination Committee by the Board.

  (B)
  The Nomination Committee shall also make recommendations to the Board concerning:

  (i)
  the reappointment of any non-executive director at the conclusion of their specified term of office, having regard to their performance and ability to continue to contribute to the Board in light of the knowledge, skills and experience required;

  (ii)
  the annual re-election by shareholders of any director, having due regard to their performance and ability to continue to contribute to the Board in light of the knowledge, skills and experience required;

  (iii)
  any matters relating to the continuation in office of any director at any time (including their suspension or termination of service); and

  (iv)
  membership of the Audit, Compliance & Risk Committee, Remuneration Committee and Science & Technology Committee, and any other Board committee as appropriate, in consultation with the chairmen of those committees.

  Remuneration Committee

8.9
The Remuneration Committee currently comprises the following independent Non-Executive Directors: Anne Minto (Committee Chairman), William Burns, Sara Mathew and Stephen Gillis. Following Completion, it is intended that the composition of the Remuneration Committee will be reviewed by the Shire Board.

  The material terms of reference under which the Remuneration Committee operates state that:

  (A)
  the Remuneration Committee shall:

  (i)
  consider and recommend to the Board the broad policy for the remuneration and incentivisation of the Chairman of the Company, the Executive Directors, other members of the Executive Committee and employees of the Company such that it promotes the long-term success of the Company;

  (ii)
  determine the policy for the terms of employment of the Chairman, Executive Directors and other members of the Executive Committee, including the scope of termination payments and pension arrangements;

  (iii)
  approve, within the terms of the agreed policy, the total remuneration package of the Chairman and the total remuneration and incentivisation package of the Executive Directors and other members of the Executive Committee. In determining such packages, the Remuneration Committee shall give due regard to the contents of the Corporate Governance Code on corporate governance and other applicable laws and regulations and the pay conditions of employees elsewhere in the group;

    (iv)
    review termination payments for the Executive Directors and other members of the Executive Committee to ensure that any payments made are fair to the individual and the Company, that failure is not rewarded, and that the duty to mitigate loss is fully recognised;

    (v)
    in relation to any bonus scheme operated by the Company, determine annual targets and key performance indicators for, and assess performance against targets and key performance indicators by (i) the Company, (ii) individual Executive Directors, and (iii) other members of the Executive Committee;

    (vi)
    approve the grant of long-term incentive awards, such as share appreciation rights and performance shares, which may be granted under any schemes adopted by the Company;

    (vii)
    monitor and assess any performance conditions applicable to any long-term incentive awards granted under any schemes adopted by the Company;

    (viii)
    review the design of all share incentive schemes, including the setting of performance conditions, to be put forward for approval by the Board and shareholders;

    (ix)
    agree the policy for authorising claims for expenses from the Executive Directors and the Chairman;

    (x)
    ensure that all incentive schemes are aligned to the Company's risk policies and systems;

    (xi)
    review and be satisfied that the Company's remuneration practices and policies are fairly represented in the Directors' Remuneration Report in the Company's Annual Report;

    (xii)
    be responsible for selecting and appointing any remuneration consultants who advise the Committee; and

    (xiii)
    consider such other matters as are referred to the Remuneration Committee by the Board;

  (B)
  the remuneration of the non-executive directors (other than the Chairman) shall be a matter for the Board;

  (C)
  no director shall be involved in any decisions as to their own remuneration. The Remuneration Committee should recognise and manage conflicts of interest when receiving views from Executive Directors or Executive Committee members or consulting the Chief Executive Officer about its proposals;

  (D)
  the Chief Executive Officer, within the terms of the agreed policy, shall approve and advise the Remuneration Committee of the total remuneration package of Executive Vice Presidents, other than the members of the Executive Committee;

  (E)
  the Remuneration Committee Chairman shall report formally to the Board on the Remuneration Committee's proceedings after each meeting;

  (F)
  the Remuneration Committee shall ensure that it complies with the relevant disclosure requirements and that shareholder approval is sought for such parts of the remuneration report as required by legislation;

  (G)
  the Remuneration Committee shall, once a year, consider its own performance, membership and terms of reference to ensure it is operating at maximum effectiveness and shall recommend any necessary changes to the Board for its approval;

  (H)
  the Remuneration Committee shall make any recommendations to the Board it deems appropriate on any areas within its terms of reference where action or improvement is needed;

  (I)
  the Remuneration Committee shall undertake appropriate discussions as necessary with institutional investors on policy or any other aspects of remuneration;

  (J)
  the Remuneration Committee is authorised to seek any information it requires from any employee of the Company in order to perform its duties;

  (K)
  in connection with the performance of its duties, the Remuneration Committee is authorised to obtain outside legal or other independent professional advice (including the advice of independent remuneration consultants) and to secure the attendance of external professional advisers at its meetings if it considers this necessary, in each case, at the Company's expense. The Remuneration Committee may select such advisers, or receive advice from any other adviser, only after taking into consideration those independence factors enumerated by the rules of the NASDAQ; and

  (L)
  in order to fulfil its duties, the Remuneration Committee is authorised to investigate remuneration paid to directors of other companies of a similar size and in a comparable sector, and obtain information on the remuneration of any employee of the Company.

  Science & Technology Committee

8.10
The Science & Technology Committee currently comprises the following independent Non-Executive Directors: David Ginsburg (Committee Chairman), Olivier Bohuon, William Burns, and Steven Gillis. Following Completion, it is intended that the composition of the Science & Technology Committee will be reviewed by the Shire Board.

  The material terms of reference under which the Science & Technology Committee operates state that:

  The Science & Technology Committee shall:

  (i)
  provide the Board with the Committee's views on emerging science and technology issues and trends;

  (ii)
  assess and advise the Board, from time to time, on the Committee's view of the overall quality and expertise of medical and scientific talent in the Company's R&D organisation;

  (iii)
  assess and advise the Board, from time to time, on the Committee's view of the quality and competitiveness of the Company's research and development programmes and technology initiatives from a scientific perspective, including associated risk profile. The Science and Technology Committee will not be expected to review individual research projects and programmes;

  (iv)
  for any major external investments in R&D, for example, potential acquisitions or in-licences that require approval of the Board, assess those opportunities and advise the Board of the Committee's view on the scientific/technical/medical merit prior to of the opportunity prior to Board action on the investment;

  (v)
  evaluate its own performance annually;

  (vi)
  have the authority to delegate any of its responsibilities to individual members of the Science and Technology Committee to the extent deemed appropriate by the Science and Technology Committee in its sole discretion, but subject always to the general oversight of the Board; and

  (vii)
  review annually the adequacy of these terms of reference and recommend any changes to the Board for its approval.

9.     Baxalta Board

9.1
As at the Last Practicable Date, the Baxalta Board consists of nine executive and non-executive directors. Details of those directors are set out below:

  Wayne T. Hockmeyer, Non-Executive Chairman of the Board. Wayne T. Hockmeyer, Ph.D., is Non-Executive Chairman of the Baxalta Board of Directors. Dr. Hockmeyer founded MedImmune, Inc., a healthcare company focused on infectious diseases, cancer and inflammatory diseases, and served as Chairman and/or Chief Executive Officer of MedImmune from 1988 to 2007. Prior to that, he was Vice President of laboratory research and product development at Praxis Biologics Inc. and Chief of the Department of Immunology at Walter Reed Army Institute of Research. Dr. Hockmeyer serves as a Director of GenVec Inc., and previously served as a director of Baxter, MedImmune, Inc., Middlebrook Pharmaceuticals, Inc. and Idenix Pharmaceuticals Inc.

  Blake E. Devitt, Director. Blake E. Devitt retired in 2004 from the public accounting firm of Ernst & Young LLP. During his 33-year career at Ernst & Young, Mr. Devitt held several positions, including Senior Audit Partner and Director, Pharmaceutical and Medical Device Industry Practice, from 1994 to 2004. He previously served as a director of Baxter.

  Karen Ferrante, Director. Karen Ferrante, M.D., is Chief Medical Officer and head of R&D at Tokai prior to Tokai, Dr. Ferrante spent six years, 2007 to 2013, at Takeda Pharmaceutical Company and Millennium: The Takeda Oncology Company, serving finally as head of Takeda's Oncology Therapeutic Area. Prior to Millennium, Dr. Ferrante spent eight years, 1999 to 2007, in Global R&D at Pfizer and was appointed Vice President of Global R&D and Therapeutic Area Clinical Leader in Oncology Development in 2007. Dr. Ferrante began her pharmaceutical career in 1995 at Bristol-Myers Squibb as Associate Director of Clinical Oncology, focusing on drug development and team leadership.

  John D. Forsyth, Director. John D. Forsyth has been Chairman of Wellmark Blue Cross Blue Shield, a healthcare insurance provider for residents of Iowa and South Dakota, since 2000 and Chief Executive Officer since 1996. Prior to that, he spent 26 years at the University of Michigan, holding various positions, including President and Chief Executive Officer of the University of Michigan Health System. Mr. Forsyth also serves as a director of Baxter.

  Gail D. Fosler, Director. Gail D. Fosler is President of The GailFosler Group LLC, a strategic advisory service for global business leaders and public policy makers that she has led since 2010. Prior to that, she spent more than 20 years at The Conference Board, a global research and business membership organisation, where she held several positions including President, Executive Vice President and Chief Economist. Ms. Fosler previously served as a Director of Baxter and Caterpillar Inc.

  James R. Gavin III, Director. James R. Gavin III, M.D., Ph.D., is Chief Executive Officer and Chief Medical Officer of Healing Our Village, Inc., a corporation that specialises in targeted advocacy, training, education, disease management and outreach for health care professionals and minority communities, having previously served as Executive Vice President for Clinical Affairs at Healing Our Village from 2005 to 2007. Dr. Gavin is also Clinical Professor of Medicine and Senior Advisor of Health Affairs at Emory University, a position he has held since 2005. From 2002 to 2005, Dr. Gavin was President of the Morehouse School of Medicine and from 1991 to 2002, he was senior science officer at Howard Hughes Medical Institute, a non-profit medical research organisation. Dr. Gavin serves as a Director of Baxter and previously served as a director of Amylin Pharmaceuticals, Inc. and Nuvelo Inc.

  Ludwig N. Hantson, Director, Chief Executive Officer and President. Ludwig N. Hantson, Ph.D., is Chief Executive Officer and President of Baxalta. Prior to Baxalta's separation from Baxter in July 2015, he was Corporate Vice President and President of Baxter BioScience, having served in that capacity since October 2010. Dr. Hantson joined Baxter in May 2010 as Corporate Vice President and President of Baxter. From 2001 to May 2010, Dr. Hantson held various positions at Novartis Pharmaceuticals Corporation, the last of which was Chief Executive Officer, Pharma North America. Prior to Novartis, Dr. Hantson spent 13 years with Johnson & Johnson in roles of increasing responsibility in marketing and clinical R&D.

  François Nader, Director. François Nader, M.D., most recently served as President and Chief Executive Officer of NPS Pharmaceuticals, Inc. from 2008 to 2015, having previously served as Chief Medical and Commercial Officer in 2006 and as Chief Operating Officer in 2007. Before NPS Pharma, Dr. Nader was a Venture Partner at Care Capital. Prior to that, he served on the North America Leadership Team of Aventis and its predecessor companies holding a number of executive positions in the U.S. and Canada, including Senior Vice President, U.S. Integrated Healthcare Markets and North America Medical and Regulatory Affairs. Previously, he led the global commercial operations at the Pasteur Vaccines Division of Rhone-Poulenc. Mr. Nader also serves as Chairman of Acceleron Pharma Inc. He previously served as Executive Director at NPS Pharma and director at Trevena, Inc.

  Albert P.L. Stroucken, Director. Albert P.L. Stroucken serves as Chairman, President and Chief Executive Officer of Owens-Illinois, Inc., a glass packaging company, since 2006 and as director since 2005. From 2006 until December 2015, he served as President and Chief Executive Officer of Owens-Illinois, Inc. From 1998 to 2006, Mr. Stroucken served as President and Chief Executive Officer of H.B. Fuller Company, a manufacturer of adhesives, sealants, coatings, paints and other specialty chemicals. Mr. Stroucken served as Chairman of the Board of H.B. Fuller Company from 1999 to 2006. From 1997 to 1998, he was General Manager of the Inorganics Division of Bayer AG. From 1992 to 1997, Mr. Stroucken was Executive Vice President and President of the Industrial Chemicals Division of Bayer Corporation. Mr. Stroucken also serves as a director of Baxter.

10.   Shire key employees

  The current key employees of the Shire Group are as follows:

Name	Position
Mark Enyedy	Head of Corporate Development
Ginger Gregory	Chief Human Resources Officer
Bill Mordan	General Counsel and Corporate Secretary
Phil Vickers	Head of Research and Development
Tim Kelly	Interim Head of Technical Operations
Michele Galen	Head of Communications & Public Affairs
Ueli Fankhauser	Head HAE / LSD BU
Jeffrey Rosenbaum	Chief Compliance and Risk Officer
Perry J. Sternberg	Head of the Neuroscience and Ophthalmics Business Units and Global Center of Excellence
Kim Stratton	Head of International Commercial
Roger Adsett	Head GI / IM BU
Karl Hick	Chief Information Officer

  Mark Enyedy (Head of Corporate Development).    Mark joined Shire in 2013 and is Shire's Head of Corporate Development and interim General Counsel. He is also a member of Shire's Executive Committee. Mark was previously Chief Executive Officer at Proteostasis Therapeutics prior to which he held various roles at Genzyme. He also practised law at Palmer & Dodge.

  Ginger Gregory (Chief Human Resources Officer).    Ginger joined Shire in 2014 and is Shire's Chief Human Resources Officer. She is also a member of the Executive Committee. Ginger was previously Head of Human Resources at Dunkin' Brands Group, Inc. prior to which she held various roles at Bristol-Myers Squibb Company, Novo Nordisk A/S and Novartis AG.

  Bill Mordan (General Counsel and Corporate Secretary).    Bill joined Shire in 2015 and is the Company's General Counsel and Corporate Secretary. He is also a member of Shire's Executive Committee. Bill was previously at Reckitt Benckiser in the UK and U.S. Prior to that he held various roles at Procter & Gamble in the U.S., Mexico and Brazil. During his career, he also served as a clerk in the U.S. Court of Appeals for the Sixth Circuit.

  Phil Vickers (Head of Research and Development).    Phil joined Shire in 2010 and is Shire's Head of Research and Development. He is also a member of the Executive Committee. Phil previously led Research and Development for the Rare Disease Business Unit prior to which he held various roles at Boehringer Ingelheim Pharmaceuticals, Pfizer, and Merck & Co.

  Tim Kelly (Interim Head of Technical Operations).    Tim joined Shire in 2009 and is Shire's Interim Head of Technical Operations. He is a member of Shire's extended Executive Committee. Tim previously was at UCB Pharma. Prior to that, he held various roles at Biogen Idec, and served in the U.S. Air Force as a fighter pilot.

  Michele Galen (Head of Communications & Public Affairs).    Michelle joined Shire in 2015 and is Shire's Head of Communications & Public Affairs. She is a member of Shire's extended Executive Committee. Michele previously worked as an independent consultant. Prior to that, she was Chief Communications Officer at Novartis.

  Ueli Fankhauser (Head HAE / LSD BU).    Ueli joined Shire in 2016 and is Shire's Head of HAE / LSD BU. He is a member of Shire's extended Executive Committee. Ueli previously was at Genentech. Prior to that, he held various roles at Roche.

  Jeffrey Rosenbaum (Chief Compliance and Risk Officer).    Jeff joined Shire in 2015 and is Shire's Chief Compliance and Risk Officer. He is a member of Shire's extended Executive Committee. Jeff previously was at Vertex Pharmaceuticals. Prior to that, he held various roles at Novartis, PricewaterhouseCoopers and Wyeth Pharmaceuticals.

  Perry J. Sternberg (Head of the Neuroscience and Ophthalmics Business Units and Global Center of Excellence).    Perry joined Shire in 2013 and is Shire's Head of global Neuroscience and Ophthalmics Business Units and Global Center of Excellence. He is a member of Shire's extended Executive Committee. Perry previously was at Bausch & Lomb. Prior to that, he held various roles at Novartis Ophthalmics, Novartis Pharmaceuticals and Merck & Co., Inc.

  Kim Stratton (Head of International Commercial), Kim joined Shire in 2013 and is Shire's Head of International Commercial. She is a member of Shire's extended Executive Committee. Kim previously was at Novartis Group. Prior to that, she held various roles at AstraZeneca and Bristol-Meyers Squibb.

  Roger Adsett (Head GI / IM BU), Roger joined Shire in 2005 and is Shire's Head GI / IM BU. Roger previously was at Astra Zeneca. Prior to that, he held various roles at Accenture, Astra/Merck.

  Karl Hick (Chief Information Officer), Karl Hick joined Shire in 2013 and is Shire's Chief Information Officer. Karl previously held the position of CIO at Novartis Vaccines and Diagnostics, and previous to that he was the Global Head, IT Business Services; and VP, European CIO on assignment in the UK. He holds a degree in Mechanical Engineering from Georgia Institute of Technology.

11.   Baxalta key employees

  The current key employees of the Baxalta Group are as follows:

Name	Position
Robert J. Hombach	Executive Vice President, Chief Financial Officer and Chief Operations Officer
Peter G. Edwards	Executive Vice President and General Counsel
John Glasspool	Executive Vice President and Head of Corporate Strategy and Customer Operations
Brian Goff	Executive Vice President and President, Hematology
Anne-Marie Law	Executive Vice President and Head of Human Resources
Jacopo Leonardi	Executive Vice President and President, Immunology
David D. Meek	Executive Vice President and President, Oncology
John J. Orloff	Executive Vice President, Head of Research & Development and Chief Scientific Officer
Dagmar Rosa-Björkeson	Executive Vice President and President, Biosimilars
Patrice Zagame	Executive Vice President and President, Intercontinental

  Robert J. Hombach, age 49, serves as the Executive Vice President, Chief Financial Officer and Chief Operations Officer of Baxalta. He served as Corporate Vice President and Chief Financial Officer of Baxter from July 2010 until the separation. From February 2007 to March 2011, Mr. Hombach also served as Treasurer of Baxter and from December 2004 to February 2007, he was Vice President of Finance, Europe for Baxalta. Prior to that, Mr. Hombach served in a number of finance positions of increasing responsibility in the planning, manufacturing, operations and treasury areas at Baxter.

  Peter G. Edwards, age 54, serves as the Executive Vice President and General Counsel of Baxalta. Prior to joining Baxalta in June 2015, Mr. Edwards served as Senior Vice President of Mallinckrodt plc, a position he held since June 2013. Mr. Edwards served as Vice President and General Counsel of Covidien's Pharmaceuticals business from May 2010 until June 2013, when Mallinckrodt became an independent public company. Prior to Covidien, he served as Executive Vice President and General Counsel for the Solvay Group in Brussels, Belgium from June 2007 until April 2010 and previous to that, held positions of increasing responsibility with Eli Lilly and Company.

  John Glasspool, age 54, serves as Executive Vice President and Head of Corporate Strategy and Customer Operations for Baxalta. Mr. Glasspool has more than 20 years of industry experience. He served as Baxter's Vice President, New Therapies and Market Developments from 2012 until the separation. Mr. Glasspool had previously spent approximately 10 years with Novartis Pharmaceuticals, where he served in several Senior Vice President and Vice President positions, including Head of Region/Europe, Vaccines and Diagnosis and Head of Pricing, Market Access and Commercial Operations. Mr. Glasspool previously held key positions in market and sales for Johnson & Johnson and Scotia Pharmaceuticals.

  Brian Goff, age 46, serves as Executive Vice President and President, Hematology for Baxalta. Mr. Goff has more than 20 years of industry experience. He served as Baxter's Global Franchise Head for Hemophilia from 2012 until the separation. Prior to joining Baxalta, Mr. Goff was the Vice President and Head of the Primary Care Business Unit for Novartis Pharmaceuticals and had served in other key leadership positions at Novartis since 2005, including global brand leadership in Basel, Switzerland. Before joining Novartis in 2005, he worked for 14 years in key positions in sales and product management in the pharmaceutical division of Johnson & Johnson.

  Anne-Marie Law, age 48, serves as Executive Vice President and Head of Human Resources for Baxalta. Ms. Law has more than 25 years of human resources experience. From 2009 until joining Baxalta in 2015, Ms. Law served in various senior positions at McKesson Corporation, including most recently as Senior Vice President, Human Resources McKesson Specialty Health/US Oncology since 2011. Ms. Law also served as Senior Vice President, Global Human Resources of VeriSign, Inc. from 2007 to 2009. Prior to joining VeriSign, Ms. Law spent approximately eight years in human resources leadership positions with Xilinx, Inc.

  Jacopo Leonardi, age 43, serves as Executive Vice President and President, Immunology for Baxalta. Mr. Leonardi has 20 years of industry experience. He served as Baxter's Region Head, North America Hematology Division in 2015 until the separation. From 2014 until 2015, he was General Manager, U.S. Hemophilia for Baxalta, and prior to that he served in senior sales and marketing roles since 2009 for Baxter's Hemophilia and U.S. BioTherapeutics businesses. Mr. Leonardi served in various roles at Eli Lilly and Johnson & Johnson from 1996 to 2009, including 10 years in senior marketing and other leadership roles.

  David D. Meek, age 52, serves as Executive Vice President and President, Oncology for Baxalta. Mr. Meek has more than 25 years of industry experience. He has served as Baxalta' Vice President, Global Head of Oncology from July 2014 until the separation. Mr. Meek served as Chief Commercial Officer of Endocyte, Inc., a public biopharmaceuticals company, from 2012 to 2014. Mr. Meek previously spent approximately seven years with Novartis Pharmaceuticals, where he served in several executive leadership positions, including Region Head, Novartis Oncology, Europe and President and CEO of Novartis, Canada. Prior to joining Novartis, Mr. Meek spent approximately 15 years with Johnson & Johnson, where he served in various commercial executive leadership roles.

  John J. Orloff, age 58, serves as Executive Vice President, Head of Research & Development and Chief Scientific Officer for Baxalta. Dr. Orloff has more than 30 years of industry and clinical experience, and, prior to joining Baxter in 2014 as Vice President, R&D in Bioscience, Dr. Orloff served as the Global Head of Clinical Development at Merck Serono Pharmaceuticals since 2014. He previously spent approximately 10 years with Novartis Pharmaceuticals, where he served in several Senior Vice President and Vice President positions, including Chief Medical Officer, Head of U.S. Medical and Regulatory Affairs and Global Head of Regulatory Strategy for Drug Regulatory Affairs. Prior to Novartis, Dr. Orloff spent six years in leadership roles at Merck Research Laboratories and seven years on the faculty of the Yale University School of Medicine.

  Dagmar Rosa-Björkeson, age 52, serves as Executive Vice President and President, Biosimilars. Ms. Rosa-Björkeson has more than 20 years of industry experience, and, prior to joining Baxter as its biosimilars programme leader in 2014, she served in multiple capacities at Novartis Pharmaceuticals over 17 years where she was most recently Vice President, Head of Multiple Sclerosis. Previously she held other Vice President positions at Novartis, including having served as Country Head for Sweden and in leadership roles focused on sales and branding. Before her time at Novartis, she held sales oriented roles with Forest Pharmaceutical, Ferguson Advertising and Hoechst-Roussell Pharmaceuticals.

  Patrice Zagame, age 55, serves as Executive Vice President and President, Intercontinental for Baxalta. Dr. Zagame has more than 25 years of industry experience, and, prior to joining Baxter in 2014, Dr. Zagame was Country Head for Brazil at Sanofi, a position he held since 2013. He was employed by Novartis Pharmaceuticals since 1996, where he served as a country head in several other emerging and developed markets, including France, Venezuela and Argentina, as well as serving terms as Head of Pharma Division, Regional Marketing Director and Integration Officer. Prior to his time at Novartis, Dr. Zagame held management and sales positions at Glaxo-Wellcome and Rhone-Poulenc.

12.   Employees

Shire

12.1 The average numbers of staff employed by the Shire Group for the 52 weeks ended 31 December 2013, the 52 weeks ended 31 December 2014, and the 52 weeks ended 31 December 2015 are set out below:

Financial period ended	Average number of employees
31 December 2013	5,338
31 December 2014	5,016
31 December 2015	5,548

12.2 As at the Last Practicable Date, the Shire Group had 6,121 employees.

  Baxalta

12.3 The average numbers of staff employed by the Baxalta Group for the 52 weeks ended 31 December 2013, the 52 weeks ended 31 December 2014 and the 52 weeks ended 31 December 2015 are set out below:

Financial period ended	Average number of employees
31 December 2015	17,000

13.   Shire share schemes

13.1
As at 31 December 2015, inclusive of the options granted to Directors disclosed above, employees and former employees of Shire Group hold options over the following Shire Shares:

	Compensation type	Number of awards	Expiration period from date of issue	Vesting period
Shire Portfolio Share Plan—Part A/Shire Long Term Incentive Plan 2015	SARs	7,326,798	7 years	3 years graded vesting, subject to service conditions, 3 years cliff vesting subject to service criteria for certain senior employees and 3 years cliff vesting subject to service and performance criteria for Executive Directors only
Shire Portfolio Share Plan—Part B/Shire Long Term Incentive Plan 2015/Shire Deferred Bonus Plan 2015	Restricted Stock Units, Performance Share Units and Performance Share Awards	1,791,930	3 years	3 years cliff or graded vesting subject to service conditions, and 3 years cliff vesting, subject to service and market or performance criteria for Executive Directors and certain senior employees only and 3 years cliff vesting for deferred bonus awards made to Executive Directors and certain senior employees
Shire UK Sharesave Plan 2015/Shire Irish Sharesave Plan 2015/Shire Sharesave Scheme/Shire Irish Employee Stock Purchase Plan	Stock Options	113,619	6 months after vesting	3 or 5 years
Global Employee Stock Purchase Plan	Stock Options	356,079	On vesting date	1 to 5 years (up to a maximum of 27 months in the U.S.)

13.2
SARs and Stock Options outstanding as of 31 December 2015 have the following characteristics:

Number of awards outstanding	Exercise price (£)	Weighted average remaining contractual term (years)	Weighted average exercise price of awards outstanding	Number of awards exercisable	Weighted average exercise price of awards exercisable (£)
3,307,723	14.01-28.00	3.7	20.61	1,953,627	20.43
1,019,985	28.01-40.00	5.2	36.06	264,646	36.01
3,468,788	40.01-53.87	5.3	46.05	189,968	53.27

7,796,496				2,408,241

13.3
Restricted Stock Units, Performance Share Units and Performance Share Awards outstanding as at 31 December 2015 have the following characteristics:

	Number of shares	Weighted average remaining life (years)
Number of awards outstanding	1,791,930	5.4

13.4 The following is a summary of the main provisions of the employee share schemes of the Shire Group. The operation of each scheme will be governed by the rules of that scheme.

13.5 The Shire UK Sharesave Scheme 2015 ("Shire UK Sharesave Scheme")

  Introduction

  Under the Shire UK Sharesave Scheme participants are able to enter into a three or five-year savings contract and are granted a share option which can be exercised upon maturity of the related savings contract.

  Eligibility

  All employees and full-time directors (i.e. someone who spends at least 25 hours per week in the performance of duties for the company) of Shire and any member of the Shire Group which is a participating company for the purposes of the scheme and who is resident in the United Kingdom for tax purposes will be eligible to participate in the Shire Sharesave Scheme provided that they have been so employed during a specified period prior to the date of grant (or such other time during the period of five years ending with the date of grant as the Shire Board may determine). Any director or employee of a participating company may also be nominated by the Remuneration Committee to participate.

  Grant of share options

  Share options are not normally exercisable before the maturity of the related savings contract (i.e. broadly three or five years after the date of grant). Upon maturity of the related savings contract, share options can be exercised within the six-month period following that maturity date. There are no performance conditions attached to the exercise of options.

  If a participant is a U.S. taxpayer, different rules apply. Options may only be exercised within the shorter of the exercise period set out in the rules and the expiry of two-and-a-half calendar months after the end of the tax year in which the option first became exercisable.

  The exercise price payable is not less than 80 per cent. of the middle-market quotation of an ordinary share on the last dealing day preceding the date on which invitations to apply for options were issued or, if the Remuneration Committee decides, the average of the middle-market quotation of an ordinary share over a period of three dealing days ending with the last dealing day preceding the date on which invitations to apply for options were issued. The proceeds of the savings contract must be used to fund the exercise of share options. Where a participant gives notice that he or she intends to stop paying monthly contributions under the savings contract or stops paying contributions, the share option may not be exercised.

  Cessation of employment

  If a participant dies before the maturity of the related savings contract, his share option may be exercised by his personal representatives within one year of his death.

  If a participant ceases to be employed by a participating company within three years of the date of grant by reason of injury, disability, redundancy, retirement or the sale from the Shire Group of the company or business in which the participant works, share options can be exercised within six months of the date of cessation of employment.

  If a participant ceases to be employed by a participating company for any other reason, share options cannot be exercised. A participant will not be treated as having ceased to be employed by a participating company if he remains employed by an associated company, or a company under the control, of Shire.

  Share options may also be exercised in the event of a takeover, compulsory acquisition, non-UK reconstruction or winding-up of Shire, although where the takeover results in control passing to a company where the shareholders in that company are substantially the same as those who hold shares in Shire, no exercise rights will be triggered provided that a rollover of options is offered. Options will also not be exercisable where the company acquiring control offers to a participant, and that participant accepts, rollover of options. There is also provision for exercise of options during the period of 20 days following a takeover, compulsory acquisition or non-UK company reconstruction if, following such an event, Shire shares would no longer meet the requirements for tax approval.

  If a participant is a U.S. taxpayer, different rules apply as per Grant of share options.

  Rights attaching to shares

  Shares allotted under the Shire UK Sharesave Scheme will rank pari passu with all other ordinary shares of Shire for the time being in issue (except for rights attaching to such shares by reference to a record date prior to the date of allotment).

  Adjustment of share options

  In the event of any variation in the share capital of Shire, the Shire Board may make such adjustments (including retrospective adjustments) as it considers appropriate to the number of shares subject to the share options, the description of shares subject to the share options and/or to the price at which shares can be acquired by exercise of any such option. Such adjustments must ensure that the total market value of the share which may be acquired after the variation, and the total price payable, is substantially the same as before the variation.

  Alterations

  The Shire Board may at any time alter the Shire UK Sharesave Scheme, provided that certain alterations to the advantage of participants related to eligible participants, the limits on the number of shares that may be issued under the Shire UK Sharesave Scheme, the maximum contributions which may be made under the plan, the determination of the option price, the basis for determining a participant's entitlement to, and the terms of, any adjustment of options if there is a variation of capital or the provisions relating to shareholder approval has received prior approval of the Shire Shareholders. However, shareholder approval is not required for minor alterations to benefit the administration of the scheme, necessary or desirable to maintain tax approval, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants, Shire or any member of the Shire Group.

  Limits

  The rules of the Shire UK Sharesave Scheme provide that, when aggregated with share options and share awards granted under all of Shire's employee share plans and schemes, commitments to issue shares or reissue treasury shares to satisfy share options and share awards granted thereunder must not exceed 10 per cent. of Shire's issued share capital in any rolling 10-year period.

  Administration

  The Shire UK Sharesave Scheme is administered by the Remuneration Committee.

  The Remuneration Committee may establish and operate separate sub-plans in other jurisdictions subject to such modifications as may be necessary or desirable to take account of local securities laws, exchange control and tax legislation provided that any Shire Shares made available under such further plans are treated as counting against the limits on overall participation.

  Termination

  The Shire UK Sharesave Scheme will terminate on 28 April 2025.

13.9 The Shire Irish Sharesave Scheme 2015 ("Shire Irish Sharesave Scheme")

  Introduction

  Under the Shire Irish Sharesave Scheme participants are able to enter into a three or five-year savings contract and are granted a share option which can be exercised upon maturity of the related savings contract.

  Eligibility

  All employees and full-time directors (i.e. someone who spends at least 25 hours per week in the performance of duties for the company) of Shire and any member of the Shire Group which is a participating company for the purposes of the scheme and who is chargeable to tax in respect of his office or employment in accordance with Schedule E of the Irish Tax Consolidation Act 1997 will be eligible to participate in the Shire Irish Sharesave Scheme provided that they have been so employed during a specified period prior to the date of grant (or such other time during the period of three years ending with the date of grant as the Remuneration Committee may determine). Any director or employee of a participating company may also be nominated by the Remuneration Committee, provided that such person is not excluded by law from being eligible.

  Grant of share options

  Share options are not normally exercisable before the maturity of the related savings contract (i.e. broadly three or five years after the date of grant). Upon maturity of the related savings contract, share options can be exercised within the six-month period following that maturity date. There are no performance conditions attached to the exercise of options.

  The exercise price payable is not less than 75 per cent. of the closing selling price of an ordinary share on either the last dealing day preceding the date on which invitations to apply for options were issued (or, if this price is not reported on that day, the closest preceding dealing day) or such day as the Remuneration Committee may otherwise determine, subject to certain parameters.

  The proceeds of the savings contract must be used to fund the exercise of share options. Where a participant gives notice that he or she intends to stop paying monthly contributions under the savings contract or stops paying contributions, the share option may not be exercised.

  Cessation of employment

  If a participant dies before the maturity of the related savings contract, his share option may be exercised by his personal representatives within one year of his death.

  If a participant ceases to be employed by a participating company within three years of the date of grant by reason of injury, disability, redundancy, retirement or the sale from the Shire Group of the company or business in which the participant works, share options can be exercised within six months of the date of cessation of employment.

  If a participant reaches 65 (or such other age at which he may be bound to retire in accordance with his contract provided this is not less than 60) then he may exercise his option within six months of reaching that age.

  If a participant ceases to be employed by a participating company for any other reason within three years of the date of grant, share options cannot be exercised. A participant will not be treated as having ceased to be employed by a participating company, if he remains employed by an associated company, or a company under the control, of Shire.

  Share options may also be exercised in the event of a takeover, compulsory acquisition or winding-up of Shire, although where the takeover results in control passing to a company where the shareholders in that company are substantially the same as those who hold shares in Shire, no exercise rights will be triggered provided that a rollover of options is offered. Options will also not be exercisable where the company acquiring control offers to a participant, and that participant accepts, rollover of options.

  Rights attaching to shares

  Shares allotted under the Shire Irish Sharesave Scheme will rank pari passu with all other ordinary shares of Shire for the time being in issue (except for rights attaching to such shares by reference to a record date prior to the date of allotment).

  Adjustment of share options

  In the event of any variation in the share capital of Shire, the Remuneration Committee must make an equitable and proportionate anti-dilution adjustment to offset any resultant change in the pre-variation price of the shares. Methods of doing so may include changing the maximum number of shares subject to the option, the description of the shares and/or to the price at which shares can be acquired by exercise of any such option. Such adjustments must ensure that the total market value of the shares which may be acquired after the variation, and the total price payable, is substantially the same as they were before the variation. Any adjustment requires the approval of the Revenue Commissioners.

  Alterations

  The Shire Board may at any time alter the Shire Irish Sharesave Scheme, provided that certain alterations to the advantage of participants receive prior approval of the Shareholders of Shire including, inter alia, changes relating to eligible participants, the limits on the number of shares that may be issued under the Shire Irish Sharesave Scheme, the maximum contributions which may be made under the plan, the determination of the option price, the basis for determining a participant's entitlement to, and the terms of, any adjustment of options if there is a variation of capital or the provisions relating to shareholder approval. However, shareholder approval is not required for minor alterations to benefit the administration of the scheme, that are necessary or desirable to maintain tax approval, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants, Shire or any member of the Shire Group.

  Changes which will affect any option granted under the plan must be approved by the Revenue Commissioners.

  Limits

  The rules of the Shire Irish Sharesave Scheme provide that, when aggregated with share options and share awards granted under all of Shire's employee share plans and schemes, commitments to issue shares or reissue treasury shares to satisfy share options and share awards granted thereunder must not exceed 10 per cent. of Shire's issued share capital in any rolling 10-year period.

  Termination

  The Shire Irish Sharesave Scheme will terminate on 28 April 2025.

  Administration

  The Shire Irish Sharesave Scheme is administered by the Remuneration Committee.

13.10
The Shire Global Employee Stock Purchase Plan

  Introduction

  Under the Shire Global Employee Stock Purchase Plan, participants are able to purchase Shire Shares (including American Depository Shares) through contributions from payroll.

  Eligibility

  All employees of any company within the Shire Group that has been designated to participate in the plan are eligible to participate in the Shire Global Employee Stock Purchase Plan, provided that they have such qualifying period of employment (not exceeding two years for U.S. participants) as the Remuneration Committee may determine. U.S. participants must be employed in line with local legislation.

  A U.S. employee will not be eligible if, immediately before the grant of a share option, he owns shares possessing 5 per cent. or more of the total combined voting power or value of all classes of shares of Shire or its subsidiaries.

  Offering periods

  The Remuneration Committee will establish the offering periods for the Shire Global Employee Stock Purchase Plan. An offering period may not exceed 27 months in duration in the U.S.

  Payroll deductions

  An eligible employee may become a participant in the Shire Global Employee Stock Purchase Plan by completing an application authorising contributions from payroll. In the U.S., these contributions, when added to contributions made under any other stock purchase plans of Shire or its subsidiaries, may not exceed the maximum set under Section 423 of the Code.

  Grant of share options

  The option price of the share option is set by the Remuneration Committee but may not be less than 85 per cent. of the fair market value of a Shire Share at the start or end of the offering period, whichever is lower. The number of shares over which a share option is granted and the maximum entitlement of each participant will be based on the amount of the contributions the participant will make during the offering period.

  In the U.S., an individual may not be granted an option if his right to purchase shares under all plans of Shire or other members of the Shire Group that are qualified under Section 423 of the Code, exceeds $25,000 of Shire Shares (using the fair market value of those shares at the time of grant) or 450 shares (or such other amount as determined by the Remuneration Committee from time to time pursuant to the Shire Global Employee Stock Purchase Plan).

  Exercise of share options

  Unless a participant has withdrawn from the Shire Global Employee Stock Purchase Plan, options may be exercised by a participant by providing notice to Shire within a prescribed form and period as determined by Shire, unless Shire determines that options will be exercised automatically. Options will be exercised only using the participant's contributions accumulated prior to the date of exercise.

  Any contributions accumulated in a participant's account which are not sufficient to purchase a full Shire Ordinary Share or ADS, as the case may be, will be returned to the participant or retained in the account subsequent offering periods, subject to earlier withdrawal by the participant.

  Non-U.S. and non-Canadian participants may have their options net-settled in cash or in shares. Canadian participants may have their options net-settled in shares.

  Withdrawal

  A participant may request to withdraw from an offering period at any time prior to the date of exercise by notifying Shire in the prescribed form. The request will take effect no later than 15 Business Days following Shire's receipt of the request. The participant's contributions will be repaid within 60 days.

  Cessation of employment

  Upon a participant's ceasing to be employed by a participating company, the contributions credited to the participant's account and any interest will be returned to him and the option will automatically lapse.

  If a participant has died, unless his contributions are withdrawn, the Remuneration Committee may determine that the option will be exercised on the earlier of the original exercise date or the 90th day after the participant's death.

  On a takeover, scheme of arrangement or change of control of Shire, the Remuneration Committee may decide that: (a) all outstanding options be exercised immediately prior to and conditional upon such change in control; (b) that the outstanding options be exchanged for options over shares in the acquiring company which are equivalent to the original options and which are subject to the rules that had effect in relation to the original options; or (c) that the participants' accumulated contributions and any interest be returned to the participants and the options cancelled.

  If the shareholders of the acquiring company, immediately after it has obtained control of Shire, are substantially the same as the Shareholders of Shire immediately before then or if the obtaining of control amounts to a merger with Shire and, in either such case, the acquiring company agrees to exchange the options, options will not be automatically exercised prior to the change in control but will be so exchanged. In the U.S., any new option must comply with the Code.

  Country relocation

  If a participant's employment is transferred to another country, then unless the Remuneration Committee determines otherwise, no further contributions will be made and the current contributions will be used to acquire shares on the original exercise date.

  Interest

  If the money is deposited in an interest-bearing account, interest may be credited to participants' accounts under the Shire Global Employee Stock Purchase Plan at the rate credited from time to time by the bank in which the funds are deposited or such other rate as determined by the Remuneration Committee.

  Limits

  The rules of the Shire Global Employee Stock Purchase Plan provide that shares issued or reissued treasury shares to satisfy options under this plan, when aggregated with shares issued, or treasury shares reissued, under all Shire's employee share plans and schemes, must not exceed 10 per cent. of Shire's issued share capital in any rolling 10-year period.

  Rights attaching to shares and options

  Shares allotted under the Shire Global Employee Stock Purchase Plan rank pari passu with all other Shire Global Shares for the time being in issue (except for rights attaching to such shares by reference to a record date prior to the date of allotment).

  Adjustment of share options

  In the event of any variation in the share capital of Shire, any demerger, exempt distribution, special dividend or distribution or any other corporate event that may affect the value of any option, the Remuneration Committee may, subject to any local law, adjust the number or class of Shire Shares covered by each option under the Shire Global Employee Stock Purchase Plan and the option price. The adjusted total option price must be as near as possible to, and must not exceed, the expected total accumulated contributions at the end of the offering period.

  Alterations

  The Remuneration Committee may at any time alter the Shire Global Employee Stock Purchase Plan, provided that Shareholders of Shire in general meeting must approve any proposed change to the rules to the advantage of present or future participants relating to, inter alia, the persons to whom shares may be provided, limits on the number of shares which may be issued under the plan or any sub-plan, the basis for determining a participant's entitlement to, and the terms of, securities, cash or other benefits to be provided and for the adjustment thereof in the event of a capitalisation issue, rights issue or open offer, sub-division or consolidation of shares or reduction or any other variation of capital of Shire, or the provisions relating to requirements for shareholder approval. In relation to U.S. participants only, shareholders must also approve any proposed change to the rules to the advantage of present or future participants relating to the maximum contributions which may be made under the plan, the determination of the option price, and any increase in the amount of shares available for issuance in the U.S.

  The approval of Shareholders of Shire is not needed for minor changes to benefit the administration of the plan or which are necessary or desirable in order to maintain its qualifying status under Section 423 of the Code or any other tax legislation, to comply with or take account of the provisions of any proposed or existing legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for Shire or any subsidiary of it or for any present or future participant.

  Termination

  The Shire Global Employee Stock Purchase Plan will terminate on 28 April 2025. Awards may not be granted after this time.

  Administration

  The Shire Global Employee Stock Purchase Plan will be administered by the Remuneration Committee. The Remuneration Committee will have power to, among other things, construe and interpret the rules of the plan and to establish, amend and revoke rules and regulations for the administration of the plan.

  The Remuneration Committee may establish and operate separate sub-plans in other jurisdictions subject to such modifications as may be necessary or desirable to take account of local securities laws, exchange control and tax legislation provided that any Shire Shares made available under such further plans are treated as counting against the limits on overall participation in the Shire Global Employee Stock Purchase Plan.

  Shire has also established a U.S. Sub-Plan and a Canadian Sub-Plan. Relevant provisions have been noted above.

13.11
Shire Long Term Incentive Plan 2015 (the "LTIP")

  Introduction

  This plan allows for the grant of options, restricted share awards (i.e. awards where the participant receives stock but must return it if the award lapses) and restricted share units (i.e. rights to receive stock automatically if the award vests) over ordinary shares in Shire (including American Depository Shares). The plan also allows for the grant of phantom restricted share units, phantom options and stock appreciation rights. Awards may be granted in lieu of part or all of a participant's annual bonus (see the DBP below).

  Eligibility

  Shire may grant awards to any employee of any member of the Shire Group.

  Performance conditions

  Awards may be subject to conditions, which may be linked to the performance of Shire, any member of the Shire Group or the participant. The Remuneration Committee may change a condition if it considers it reasonably appropriate to do so, and may waive any condition as it sees fit. The relevant award will lapse to the extent a condition has not been met.

  Vesting

  Awards typically vest over at least a three-year period, or such other period as the Remuneration Committee may specify. If the award is subject to conditions, the award will vest on the later of the original vesting date and the date on which the Remuneration Committee determines the extent to which the conditions have been satisfied. Awards with performance conditions will only vest to the extent any condition has been satisfied.

  If a participant who is not a director relocates to another jurisdiction with less favourable tax or social security treatment, or where vesting/exercise may be subject to regulatory restriction, approval or consent, the Remuneration Committee may allow the award to vest on an earlier date and subject to such additional conditions as it may determine. If the award is an option, the Remuneration Committee may also alter the exercise period.

  Exercise of options/SARs

  An option/SAR is usually exercisable from the date it vests until the date seven years from the date of grant. If an option/SAR is due to lapse, is in the money and is legally or otherwise prevented from being exercised on the final Business Day of its exercise period, it will be automatically exercised on the final day of the exercise period.

  Dividend equivalents

  If an award carries a dividend equivalent, then on vesting of that award a participant will be entitled to an amount equal to the total amount of dividends paid between the date of grant of the award and the date the award vests. These will be settled in stock unless the Remuneration Committee determines that they should be settled in cash.

  Retention period

  Awards may be subject to a retention period after vesting. During this period, stock may be transferred to a participant subject to the retention requirements or may (except in the U.S.) carry on through the retention period.

  The retention period ends on the earliest of: the date it would normally end; the date the Remuneration Committee determines that the amount of stock subject to retention is so small as to not warrant continuation of retention; the date the participant dies; or the date of a change of control.

  Method of settlement

  Awards intended to be settled in stock may be settled in cash and vice versa.

  Cessation of employment

  If an employee leaves employment due to: death, ill-health, injury or disability, retirement, the sale from the Shire Group of the company or business in which the participant works, redundancy or such other reason as the Remuneration Committee may determine, within 30 days of the participant leaving, the award will vest either:

  •
  on the date the employee ceases employment (if there is no performance condition); or

  •
  on the original vesting date, to the extent any performance condition is satisfied and, unless the Remuneration Committee determines otherwise, subject to time pro rating.

  In both cases, the Remuneration Committee may impose a different date if it so chooses.

  Any option/SAR which vests will be exercisable for 12 months from the date of vesting.

  If a participant leaves for any other reason before an award vests, the award will lapse on the date that participant leaves employment.

  If a participant leaves after an award has vested due to misconduct or breach of contract, their award will lapse on the date they leave employment. In the case of an option/SAR, it will be exercisable for the shorter of a period of 12 months from the date of leaving or until the expiry of seven years from the date the award was granted.

  In the event of a change of control, an award will vest to the extent any performance condition is satisfied, subject to time pro rating. Options/SARs may be exercised for 60 days following the change of control. Awards may be exchanged instead of vesting to the extent the acquiring company agrees.

  Malus and clawback

  The Remuneration Committee may determine that an award will lapse, the amount of stock subject to an award will be reduced, stock subject to a retention period will be forfeited, delivery of stock will be delayed or that further conditions should be imposed on an award if, before vesting, among other possible events:

  •
  Shire's financial results are materially financially inaccurate or misleading;

  •
  a failure of risk management has led to a material financial loss for the business unit/profit centre where the participant works;

  •
  an error or a material misstatement has resulted in an overpayment to participants; and/or

  •
  the participant's behaviour has resulted in material reputational damage to any or all members of the Shire Group.

  If, after vesting, the Remuneration Committee determines that there is reasonable evidence of misconduct or material error by the participant, there was a material misstatement in Shire's audited accounts or the assessment of any performance condition was based on error or inaccurate or misleading information, then the Remuneration Committee may determine that the participant must either transfer some awarded stock back or pay an amount equal to the stock awarded or any cash payment made to Shire. The Remuneration Committee may also decide that any other outstanding award will be reduced or will not be awarded or vest.

  Limits

  An award cannot be granted to any individual participant if it would exceed the limit of individual participation contained in the directors' remuneration policy most recently approved by shareholders.

  The rules of the LTIP provide that stock issued or transferred from treasury to satisfy options under this plan, when aggregated with stock issued under all Shire's employee share plans and schemes, must not exceed 10 per cent. of Shire's issued share capital in any rolling 10-year period.

  No awards may be granted under the LTIP which, when aggregated with awards granted under any other discretionary employee share schemes, would cause Shire to have a commitment to issue stock (including by transfer from treasury) to satisfy options and awards granted thereunder to exceed 5 per cent. of Shire's issued share capital in any rolling 10-year period.

  Rights attaching to stock

  Stock issued under the LTIP will rank pari passu with all other ordinary shares of Shire for the time being in issue (except for rights attaching to such shares by reference to a record date prior to the date of allotment).

  Adjustment

  In the event of a variation in the share capital of Shire, a demerger, an exempt distribution, a special dividend or distribution or any other corporate event which might affect the value of any award, the Remuneration Committee may, subject to local law, adjust the number or class of stock subject to an award and, in the case of an option, the option price of that option. If the award is over restricted stock, the participant is treated as any other shareholder.

  A U.S. participant's award may not be adjusted upwards.

  Alterations

  The Remuneration Committee may at any time alter the rules of the LTIP, provided that any alteration to the advantage of participants relating to eligibility, the limits on issuing stock under the plan, the individual participant limits, the basis for determining a participant's entitlement to, and the terms of, securities, cash or other benefits to be provided and for the adjustment thereof in the event of a variation of capital of Shire, or the provisions relating to requirements for shareholder approval has received the prior approval of the Shareholders of Shire. However, shareholder approval is not required for minor alterations to benefit the administration of the plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants, Shire or any subsidiary of Shire.

  Administration

  The LTIP is administered by the Remuneration Committee.

  The Remuneration Committee may also establish further plans based on the rules, but modified to take account of local tax, exchange control or securities law in non-UK territories. However, any stock made available under such plans is treated as counting against any limits on individual or overall participation in the LTIP. There is a U.S. and Canadian sub-plan and its provisions have been noted where relevant.

  Termination

  The LTIP will terminate on 28 April 2025. Awards may not be granted after this time.

13.12
Shire Deferred Bonus Plan 2015 (the "DBP")

  Introduction

  The DBP is a sub-plan of the LTIP. It allows for the grant of awards under the DBP which are granted in lieu of bonus. All awards are granted in the form of restricted stock units. If a participant will suffer a tax disadvantage if granted an award of restricted stock units, any bonus award will be paid wholly in cash and a proportion of that cash will be used to buy restricted stock on the participant's behalf which will be held pursuant to the DBP. Awards may also take the form of phantom awards.

  Awards in the U.S. may only be satisfied by newly issued stock, stock transferred from treasury cash or stock and/or cash from a trust complying with certain characteristics.

  Eligibility

  Any employee selected by the Shire Board or Remuneration Committee is eligible to participate.

  Terms of awards

  The Remuneration Committee will determine the amount of the participant's bonus and then grant an award over an amount of stock equal to the percentage of the bonus amount that is to be deferred into stock. The remainder of the bonus will be paid out in cash. Any award may be subject to performance conditions.

  In the U.S., performance conditions or maximum bonus amounts may be changed if a participant changes role during the calendar year (though the percentage of the bonus cannot be changed). Any adjustment to performance conditions must comply with U.S. law.

  Vesting

  Awards typically vest over a three-year period. Awards with performance conditions will only vest to the extent any condition has been satisfied. U.S. participants' awards always vest on the original vesting date to the extent that any condition is satisfied.

  If a participant (except a U.S. participant) who is not a director relocates to another jurisdiction with less favourable tax or social security treatment, or where vesting/exercise may be subject to regulatory restriction, approval or consent, the Remuneration Committee may allow the award to vest on an earlier date and subject to such additional conditions as it may determine. If the award is an option, the Remuneration Committee may also alter the exercise period.

  Dividend equivalent

  If an award carries a dividend equivalent, on vesting of that award, a participant will be entitled to an amount equal to the total amount of dividends paid between in respect of the stock underlying the award the date of grant of the award and the date the award vests. This will be settled in stock unless the Remuneration Committee determines that they should be settled in cash.

  Method of settlement

  Awards intended to be settled in stock may be settled in cash and vice versa.

  Cessation of employment

  If a participant leaves before the end of the Shire's financial year (or, in the U.S., before he is granted an award), they will lose their entitlement to an award although the Remuneration Committee may decide to pay some or all of their bonus in cash.

  If a participant leaves employment before or after their award vests by reason of misconduct or breach of contract, their award will lapse on the day they leave. If a participant dies, their award vests on the date of death. If a participant leaves employment for any other reason, their award will continue and vest on the award's original vesting date.

  In the event of a change of control of Shire, a general offer or court-sanctioned scheme of arrangement, all awards vest in full unless rollover is offered to and accepted by the participant, or Shire and the acquiring company agree that rollover will occur. In the U.S., awards will only vest in full if there is an effective change of control: if there is a corporate event not constituting an effect change, all awards must be rolled over.

  The Remuneration Committee may allow an award to vest if certain events occur, including a demerger, de-listing, distribution (other than an ordinary dividend) or a reverse takeover or merger of Shire by way of dual-listed company.

  Malus and clawback

  The Remuneration Committee may determine that an award will lapse, the amount of stock or bonus subject to an award will be reduced, delivery of stock will be delayed or that further conditions should be imposed on an award if, before vesting, among other possible events:

  •
  Shire's financial results are materially financially inaccurate or misleading;

  •
  a failure of risk management has led to a material financial loss for the business unit/profit centre where the participant works;

  •
  an error or a material misstatement has resulted in an overpayment to participants; and/or

  •
  the participant's behaviour has resulted in material reputational damage to any or all members of the Shire Group.

  If, after vesting, the Remuneration Committee determines that there is reasonable evidence of misconduct or material error by the participant, there was a material misstatement in Shire's audited accounts or the assessment of any performance condition was based on error or inaccurate or misleading information then the Remuneration Committee may determine that the participant must either transfer some awarded stock back or pay an amount equal to the stock awarded or any cash payment made to Shire. The Remuneration Committee may also decide that any other outstanding award will be reduced or will not be awarded or vest.

  Limits

  An award cannot be granted to any individual participant if it would exceed the limit on individual participation contained in the most recent remuneration policy.

  The rules of the DBP provide that stock issued or transferred from treasury to satisfy options under this plan, when aggregated with stock issued under all Shire's employee share plans and schemes, must not exceed 10 per cent. of Shire's issued share capital in any rolling 10-year period.

  No awards may be granted under the DBP which, when aggregated with awards granted under any other discretionary employee share schemes, would cause Shire to have a commitment to issue stock (including by transfer from treasury) to satisfy options and awards granted thereunder to exceed 5 per cent. of Shire's issued share capital in any rolling 10-year period.

  Rights attaching to stock

  Stock issued under the DBP will rank pari passu with all other ordinary shares of Shire for the time being in issue (except for rights attaching to such shares by reference to a record date prior to the date of allotment).

  Adjustment

  In the event of a variation in the share capital of Shire, a demerger, an exempt distribution, a special dividend or distribution or any other corporate event which might affect the value of any award, the Remuneration Committee may adjust the number or class of stock or securities subject to an award.

  Alteration

  The Remuneration Committee may at any time alter the rules of the DBP, provided that any alteration to the advantage of participants relating to eligibility, the limits on issuing stock under the plan, the individual participant limits, the basis for determining a participant's entitlement to, and the terms of, securities, cash or other benefits to be provided and for the adjustment thereof in the event of a variation of capital of Shire, or the provisions relating to requirements for shareholder approval has received the prior approval of the Shareholders of Shire. However, shareholder approval is not required for minor alterations to benefit the administration of the plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants, Shire or any subsidiary of Shire.

  Administration

  The DBP is administered by the Remuneration Committee.

  Shire may establish further plans based on the rules, but modified to take account of local tax, exchange control or securities law in non-UK territories. However, any stock made available under such plans are treated as counting against any limits on individual or overall participation in the Plan. There is a U.S. sub-plan and its provisions have been noted where relevant.

  Termination

  The plan will terminate on 28 April 2025. Awards may not be granted after this time.

13.13
Copies of the rules of the Shire UK Sharesave Scheme, the Shire Irish Sharesave Scheme, the Shire Global Employee Stock Purchase Plan 2015, the LTIP and the DBP will be available for inspection as described in paragraph 24 of Part XIII (Additional Information) of this document.

14.   Baxalta employee share scheme

  Baxalta operates an employee share scheme (the "Equity Plan") pursuant to which Baxalta employees may be granted certain options to purchase Baxalta Shares. Upon Completion, any outstanding award issued pursuant to the Equity Plan will be cancelled and exchanged for an award of options, with generally the same terms and conditions (except as adjusted in connection with the Merger), to purchase Shire Securities. Further details of the terms and conditions of this cancellation and exchange are set out below.

14.1 Baxalta Share options

  At Completion, each outstanding award of options to purchase Baxalta Shares granted under the Equity Plan (each a "Baxalta Option"), other than any award of options granted to a non-employee director of Baxalta or Baxter, will be cancelled and exchanged for an award of options, with generally the same terms and conditions (except as adjusted in connection with the Merger), to purchase Shire Securities in accordance with the terms and conditions set forth in the Merger Agreement. Each award of Baxalta Options cancelled and exchanged for an award of options to purchase Shire Securities ("Shire Options") that was subject to performance-based vesting conditions immediately prior to the Merger will vest following the Merger solely based on the award holder's continued employment or other engagement by a member of the Shire Group through the end of the applicable performance period or periods.

  Each award of Baxalta Options granted to a non-employee director of Baxalta or Baxter for which the Per Share Consideration exceeds the per share exercise price of such Baxalta Option will be cancelled and exchanged for an amount equal to the Per Share Consideration the non-employee director would have received if he or she had exercised the Baxalta Options in full on a cashless basis, without regard to taxes, immediately prior to Completion. Each award of Baxalta Options granted to a non-employee director of Baxalta or Baxter for which the Per Share Consideration does not exceed the per share exercise price of such Baxalta Option will be cancelled without any consideration being paid in respect thereof.

14.2 Baxalta Restricted Stock Units and Performance Stock Units

  At Completion, each outstanding award of Baxalta restricted stock units granted under the Equity Plan, other than any award of restricted stock units granted to a non-employee director of Baxalta or Baxter, will be cancelled and exchanged for an award of Shire restricted stock units, with generally the same terms and conditions (except as adjusted in connection with the Merger), payable in Shire Securities and otherwise in accordance with the terms and conditions set forth in the Merger Agreement. Each outstanding award of Baxalta performance stock units granted under the Equity Plan will be cancelled and exchanged for an award of restricted stock units payable in Shire Securities assuming that each of the performance goals with respect thereto has been achieved at the greater of 100 per cent. of the target level and the actual performance level measured as at Completion and extrapolated through the end of the applicable performance period and will thereafter vest following Completion solely based on the award holder's continued employment or other engagement by a member of the Shire Group through the end of the applicable performance period or periods that applied to the award prior to its conversion.

  Each Baxalta restricted stock unit granted to a non-employee director of Baxalta or Baxter will be cancelled and exchanged for the Per Share Consideration.

14.3 Baxalta's Employee Stock Purchase Plan ("ESPP")

  Baxalta is obligated, as soon as possible following execution of the Merger Agreement, to:

  •
  amend the ESPP, such that no additional offering will commence between 11 January 2016 and Completion;

  •
  provide that each offering under the ESPP that would otherwise extend beyond the effective time will have an offering end date that is seven Business Days prior to the anticipated effective time;

  •
  provide that each ESPP participant's accumulated contributions under the ESPP will be used to purchase shares of Baxalta Shares in accordance with the ESPP;

  •
  provide that the applicable purchase price for shares of Baxalta Shares, as a percentage of the fair market value of Baxalta Shares, will not be decreased below the levels set forth in the ESPP as of 11 January 2016;

  •
  provide that no participant in the ESPP may increase his or her rate of payroll deductions used to purchase shares of Baxalta Shares under the ESPP after 11 January 2016;

  •
  provide that only participants in the ESPP as of 11 January 2016, may continue to participate in the ESPP after 11 January 2016; and

  •
  provide that the ESPP will terminate in its entirety at the effective time and no further rights will be granted or exercised under the ESPP thereafter.

PART XIII

ADDITIONAL INFORMATION

1.     The Company

1.1
Shire was incorporated and registered in Jersey on 28 January 2008 with registered number 99854 as a company limited by shares with the name MDFJ 2034773 Limited. On 1 April 2008, the Company changed its name to Shire Limited and it was re-registered as a public company by special resolutions passed that day. On 1 October 2008, the Company changed its name to Shire plc.

1.2
The principal legislation under which the Company operates, and pursuant to which the Shire Shares have been, and the New Shire Shares will be, created is the Jersey Companies Law, and the relevant subordinated legislation made under the Jersey Companies Law.

1.3
The Company is incorporated in Jersey and its registered office is at 22 Grenville Street, St Helier, JE4 8PX, Jersey.

1.4
The auditors of Shire are, and have been throughout the period covered by the financial information in this document, Deloitte LLP of 2 New Street Square, London EC4A 3BZ, United Kingdom. Deloitte is registered to carry out audit work by the Institute of Chartered Accountants in England and Wales.

2.     Share capital

2.1   Share capital summary

(A)
On 1 January 2013, being the beginning of the period covered by the financial information in this Prospectus, the issued share capital of Shire was made up as follows:

	Issued
Class of shares	Number	Amount	Fully paid
Shire Shares	562,546,335	£28,127,316.75	Fully paid

Note: Includes 3,631,571 ordinary shares held in treasury.

(B)
During the 52 weeks ended 31 December 2013, Shire issued 34,996,009 shares for a total amount of £1,749,800.45, after which the issued share capital of Shire was made up as follows:

	Issued
Class of shares	Number	Amount	Fully paid
Shire Shares	597,542,344	£29,877,117.20	Fully paid

Note: Includes 9,823,536 ordinary shares held in treasury.

(C)
During the 52 weeks ended 31 December 2014, Shire issued 1,515,158 shares for a total amount of £75,757.90, after which the issued share capital of Shire was made up as follows:

	Issued
Class of shares	Number	Amount	Fully paid
Shire Shares	599,057,502	£29,952,875.10	Fully paid

Note: Includes 9,019,832 ordinary shares held in treasury.
(D)
During the 52 weeks ended 31 December 2015, Shire issued 2,018,462 shares for a total amount of £100,923.10, after which the issued share capital of Shire was made up as follows:

	Issued
Class of shares	Number	Amount	Fully paid
Shire Shares	601,075,964	£30,053,798.20	Fully paid

Note: Includes 8,527,703 ordinary shares held in treasury.

(E)
The issued share capital of Shire as at the date of publication of this Prospectus is made up as follows:

	Issued
Class of shares	Number	Amount	Fully paid
Shire Shares	593,238,215	£29,661,911	Fully paid

          Note: Excludes 7,971,461 ordinary shares held in treasury.

(F)
The issued share capital of Shire as it is expected to be after the issue of the New Shire Shares and immediately following Admission will be made up as follows:

	Issued
Class of shares	Number	Amount	Fully Paid
Shire Shares	896,972,796	£44,848,640	Fully paid
(G)
The New Shire Shares are ordinary shares of 5p each, are in registered form and capable of being held in uncertificated form. The International Securities Identification Number ("ISIN") for Shire Shares is JE00B2QKY057 and the SEDOL number for Shire Shares is B2QKY05. No temporary documents of title will be issued. It is expected that definitive share certificates will be posted to those Shareholders who have requested the issue of New Shire Shares in certificated form within 14 days of the Effective Date. The New Shire Shares will be denominated in sterling.

(H)
The Company does not have in issue any securities not representing share capital and there are no outstanding debentures, convertible securities, exchangeable securities or securities with warrants issued or proposed to be issued by the Company.

(I)
As at the Last Practicable Date, the Company held 7,971,461 shares in treasury with an aggregate book value of £398,573 and face value of £340,779,958 as of such date.

(J)
The Company's share capital consists of two classes of shares. In addition to the ordinary shares detailed in this paragraph 2.1, throughout the period from 1 January 2013 to the Last Practicable Date the Company had two Subscriber Ordinary Shares of £1 each in issue, fully paid. One Subscriber Ordinary Share is held by Flemming Ornskov, the other by Mark Enyedy.

2.2   Existing Shareholder authorities

It is was resolved by the holders of Shire Shares at the Shire Annual General Meeting held on 28 April 201531 that:

(A)
the authority to allot Relevant Securities (as defined in the Articles of Association) conferred on the Directors by Article 10 paragraph (B) of the Articles of Association be renewed and for this purpose the Authorised Allotment Amount (as defined in the Articles of Association) shall be:

(i)
£9,854,436 of Relevant Securities; and

(ii)
solely in connection with an allotment pursuant to an offer by way of a Rights Issue (as defined in the Articles of Association, but only if and to the extent that such offer is implemented by way of rights), £19,708,873 of Relevant Securities comprising equity securities (as defined in the Articles of Association) (after deducting from such limit any Relevant Securities allotted under paragraph (i) above), and the Allotment Period (as defined in the Articles of Association) shall be the period commencing on 28 April 2015 and ending on the earlier of 27 July 2016, or the conclusion of the AGM of Shire to be held in 2016, save that Shire may before such expiry make an offer or agreement which would or might require Relevant Securities to be allotted after such expiry and the Directors may allot Relevant Securities pursuant to any such offer or agreement as if the authority conferred hereby had not expired;

(B)
subject to the passing of the resolution in paragraph (A) above, the authority to allot equity securities (as defined in the Articles of Association) wholly for cash, conferred on the Directors by Article 10 paragraph (D) of the Articles of Association, be renewed and for this purpose the Non Pre-Emptive Amount (as defined in the Articles of Association) shall be £1,500,444 and the Allotment Period shall be the period commencing on 28 April 2015 and ending on the earlier of 27 July 2016 or the

31
It is intended that the authorities will be updated at the 2016 AGM, to be held on 28 April 2016.

  conclusion of the AGM of Shire to be held in 2016, save that Shire may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities pursuant to any such offer or agreement as if the authority conferred hereby had not expired; and

(C)
Shire be and is hereby generally and unconditionally authorised:

(i)
pursuant to Article 57 of the Jersey Companies Law to make market purchases of Shire Shares provided that:

(a)
the maximum number of Shire Shares hereby authorised to be purchased is 59,126,620;

(b)
the minimum price, exclusive of any expenses, which may be paid for a Shire Share is five pence;

(c)
the maximum price, exclusive of any expenses, which may be paid for a Shire Share shall be the higher of:

(1)
an amount equal to 105 per cent. of the average of the middle market quotations for Shire Shares as taken from the London Stock Exchange Daily Official List for the five Business Days immediately preceding the day on which such purchases are contracted to be purchased; and

(2)
the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange Daily Official List at the time the purchase is carried out;

(d)
the authority hereby conferred shall expire on the earlier of 27 July 2016 or the conclusion of the AGM of Shire to be held in 2016, save that Shire may make a contract to purchase Shire Shares under this authority before the expiry of this authority, which will or may be executed wholly or partly after the expiry of this authority, and may make purchases of Shire Shares in pursuance of any such contract as if such authority had not expired; and

(ii)
pursuant to Article 58A of the Jersey Companies Law, to hold as treasury shares any Shire Shares purchased pursuant to the authority conferred by paragraph (i) of this resolution.

2.3   Shareholder authorities to be proposed at the Shire General Meeting

Resolution 1—Approval of the Merger, allotment of New Shire Shares and increase in borrowing limit

The implementation of the Merger is conditional upon the passing of Resolution 1 at the Shire General Meeting. Accordingly, the Circular contains at pages 94 to 98, a notice convening a General Meeting to be held at 8.00 a.m. at The Merrion Hotel, Merrion Street Upper, Dublin 2, Ireland on 27 May 2016 at which the Resolutions will be proposed to approve the Merger and grant authority to the Shire Board to allot the New Shire Shares. Shire Shareholders will also be asked to approve an increase of the authorised borrowing limit of Shire.

Resolution 1, which will be proposed as an ordinary resolution, proposes that:

•
the Merger be approved as a Class 1 transaction and the Shire Directors be authorised to implement the Merger;

•
the Shire Directors be authorised to allot the New Shire Shares in connection with the Merger up to an aggregate nominal amount of £16,000,000 (representing, in aggregate, 320,000,000 New Shire Shares); and

•
the limit in Article 107 of the Articles of Association which restricts the group borrowings be increased from a maximum of U.S.$12,000,000,000 to a maximum of U.S.$30,000,000,000.

The authority to allot New Shire Shares sought under Resolution 1 will expire on the earlier of 27 July 2017 and the conclusion of Shire's Annual General Meeting to be held in 2017.

Resolution 2—Authority to allot shares

If the Merger Completes, the issued share capital of Shire will increase as a result of the issue of New Shire Shares. Paragraph (a) of Resolution 2, which will be proposed as an ordinary resolution and subject to the Admission of the New Shire Shares pursuant to the Merger, proposes that the Shire Directors be authorised to allot Shire Shares and grant rights to subscribe for, or to convert other securities into, Shire Shares up to an aggregate nominal amount of £14,949,547. This amount represents one-third of the minimum expected ordinary share capital of Shire as increased following Admission of the New Shire Shares pursuant to the Merger (excluding treasury shares).

Paragraph (b) of this resolution proposes that the Shire Directors be authorised to allot new shares in Shire and grant rights to subscribe for, or to convert other securities into, shares in Shire in connection with a rights issue in favour of Ordinary Shareholders up to an aggregate nominal amount of £29,899,093, (as reduced by the nominal amount of any shares issued under paragraph (a)). This amount (before any reduction) represents two-thirds of the minimum expected ordinary share capital of Shire as increased following Admission of the New Shire Shares pursuant to the Merger (excluding treasury shares).

Resolution 2 is the renewal of the previous authority expected to be conferred on the Shire Directors at Shire's 2016 AGM, but is without prejudice to the authority conferred on the Shire Directors pursuant to Resolution 1, and is in line with UK corporate governance guidelines.

As at the Last Practicable Date, 7,971,461 Shire Shares were held by Shire in treasury, representing 1.34 per cent. of Shire's issued share capital (excluding treasury shares).

The Shire Directors have no intention at present to allot new shares other than in connection with the Merger (see Resolution 1 above) and in that regard it is likely that they will use the authority conferred by Resolution 2 to make rollover awards to participants in certain Baxalta share schemes who currently hold awards over Baxalta Shares. In aggregate, the making of such awards, for the period from the date of the General Meeting to 27 July 2017 is expected to involve the allotment of up to approximately 24,500,000 Shire Shares (or rights over Shire Shares). The increased authorities contained in Resolution 2 are also considered desirable in order to give Shire the maximum flexibility permitted by UK corporate governance guidelines to respond to market developments and to enable allotments to take place to finance business opportunities as and when they arise.

If Resolution 2 is passed, the authority will expire on the earlier of 27 July 2017 and the Shire's Annual General Meeting to be held in 2017.

Resolution 3—Disapplication of pre-emption rights

Under Article 11 of the Articles of Association, if the Shire Directors wish to allot any equity securities of Shire wholly for cash (other than in connection with an employee share scheme) they must offer them in the first instance to existing shareholders in proportion to their shareholdings. There may be occasions, however, when the Shire Directors will need the flexibility to finance business opportunities by the issue of new shares without a pre-emptive offer to existing shareholders.

If the Merger Completes, the issued share capital of Shire will increase as a result of the issue of the New Shire Shares.

Resolution 3, which is proposed as a special resolution and subject to the Admission of the New Shire Shares pursuant to the Merger, proposes that the Shire Directors be authorised to allot equity securities wholly for cash other than by way of a pro rata issue limited to a maximum nominal amount of £4,484,864, (representing 89,697,280 Shire Shares) which is equivalent to approximately 10 per cent. of minimum expected ordinary share capital of Shire ("Ordinary Shares") as increased following Admission of the New Shire Shares pursuant to the Merger (excluding treasury shares). This maximum aggregate nominal amount is inclusive of a nominal amount of £2,242,432, (representing 44,848,640 Shire Shares) being the equivalent of five per cent. of the issued ordinary share capital of Shire (excluding treasury shares) immediately following Admission. The Shire Directors confirm their intention to use this five per cent. only in connection with an acquisition or specified capital investment which is announced contemporaneously with the issue, or which has taken place in the preceding six month period and is disclosed in an announcement of the issue. This conditional usage is aligned with the Pre-Emption Group's Statement of Principles, as issued in March, 2015.

In addition, the Shire Directors confirm their intention to follow the provisions of the Pre-Emption Group's Statement of Principles regarding cumulative usage of authorities within a rolling three-year period. These provide that usage in excess of 7.5 per cent., excluding usage pursuant to the 5 per cent. referred to above, should not take place without prior consultation with shareholders. While the Shire Directors have no present intention of exercising the authority sought in this resolution, the Board considers that it will benefit the Company and Shire Shareholders generally for the reasons outlined in the paragraph above.

If Resolution 3 is passed, the disapplication authority will expire on the earlier of 27 July 2017, and the conclusion of Shire's Annual General Meeting to be held in 2017.

Resolution 4—Authority to purchase own shares

At Shire's 2016 AGM, Shire Shareholders are expected to authorise Shire to make market purchases of Shire Shares representing up to a maximum of 59,320,261 Shire Shares.

If the Merger Completes, the issued share capital of Shire will increase as a result of the issue of New Shire Shares. Resolution 4, which is proposed as a special resolution and subject to the Admission of the New Shire Shares pursuant to the Merger, renews the authority expected to be granted to the Shire Directors at Shire's 2016 AGM.

Resolution 4 authorises Shire Directors to make market purchases up to a maximum of 89,697,280 Shire Shares, which represents 10 per cent. of Shire's issued Ordinary Share capital (excluding treasury shares) as increased following Admission of the New Shire Shares pursuant to the Merger (excluding treasury shares), and sets minimum and maximum limits on the price payable. There are several reasons why the Directors may, in the future, consider a buy-back of shares to be in the best interests of the Company and its shareholders generally. These may include where the Shire Directors (i) expect that such a buy-back would result in an increase in earnings per share, (ii) consider that the Company has excess cash, and/or (iii) determine that it is appropriate to increase the Company's gearing. The Shire Directors therefore consider it prudent for the Company to have the flexibility to effect market purchases of its own Ordinary Shares, despite having no present intention of using the authority sought in this resolution. Moreover, the Shire Directors confirm their intention to exercise this authority only if, having due regard to the interests of long-term shareholders, they consider that to do so would be in the best interests of the Company and its shareholders generally, and expect such purchase to result in an increase in earnings per share. In addition, the Shire Directors confirm that the decision to seek approval for this authority has been taken by the Board of Directors as a whole; a majority of whom are independent Non-Executive Directors.

Any Shire Shares purchased by the Company will either be held in treasury or cancelled immediately and the number of Ordinary Shares reduced accordingly. Shares held in treasury may be cancelled, sold for cash or used for the purposes of employee share plans. Once held in treasury, Shire is not entitled to exercise any rights, including the right to attend and vote at meetings, in respect of those shares. Furthermore, no dividend or other distribution of Shire's assets may be made to the Company in respect of the shares held in treasury.

It is expected that, immediately following Admission, the total number of options (excluding, for the avoidance of doubt, stock appreciation rights) and share awards to subscribe for shares outstanding will be approximately 35,296,192 ordinary shares, which represents 3.9 per cent. of Shire's issued share capital (excluding treasury shares) as increased following Admission of the New Shire Shares pursuant to the Merger (excluding treasury shares). If the authority to purchase shares in accordance with Resolution 4 is ever used in full, the proportion of issued ordinary share capital (excluding treasury shares), based on the share capital as increased following Admission of the New Shire Shares pursuant to the Merger (excluding treasury shares), represented by this figure would be 4.4 per cent.

If Resolution 4 is passed, the authority will expire on the earlier of 27 July 2017 and the conclusion of Shire's Annual General Meeting to be held in 2017.

2.4   Rights attaching to New Shire Shares

The New Shire Shares will be issued credited as fully paid and rank pari passu in all respects with Existing Shire Shares in issue at the time the New Shire Shares are issued pursuant to the Merger, including in relation to any dividends or other distributions with a record date falling after the issue of the New Shire Shares. Subject to any special rights, restrictions or prohibitions as regards voting for the time being attached to any Shire Shares (for example, in the case of joint holders of a share, the only vote which will count is the vote of the person whose name is listed before the other voters on the register for that share), Shire Shareholders shall have the right to receive notice of and to attend and vote at general meetings of Shire. Subject to the provisions of the Jersey Companies Law, Shire may from time to time declare dividends and make other distributions on the Shire Shares. Shire Shareholders are entitled to participate in the assets of Shire attributable to their shares in a winding-up of Shire or other return of capital, but they have no rights of redemption.

Application will be made to the UK Listing Authority for the New Shire Shares to be admitted to the premium segment of the Official List prior to Completion. Application will also be made to the London Stock Exchange for the New Shire Shares to be admitted to trading on its main market for listed securities prior to Completion. It is expected that Admission will become effective, and that dealings on the London Stock Exchange in the New Shire Shares will commence on the Effective Date which, subject to the satisfaction of certain Conditions, is expected to occur in June 2016, but in any event no earlier than 2 June 2016.

2.5   Description of restrictions on free transferability

The Shire Directors may refuse to register a transfer of Shire Shares. For further information, please refer to paragraph 3.9 below. New Shire Shares will otherwise be freely transferable.

3.     Summary of the Articles of Association

3.1   Unrestricted objects

Shire's memorandum of association does not contain any objects or purposes of Shire and its objects are unrestricted.

The Articles of Association include provisions to the following effect:

3.2   Alteration of share capital

Shire may by special resolution increase its share capital by such sum to be divided into shares of such amount as the resolution shall prescribe and alter its share capital in any manner permitted by the Jersey Companies Law. Subject to the provisions of the Jersey Companies Law, Shire may by special resolution reduce its share capital, share premium account, capital redemption reserve or other undistributable reserve in any way.

3.3   Purchase of own shares

Subject to the Jersey Companies Law and to any rights attached to existing shares, Shire may purchase or may enter into a contract under which it will or may purchase all or any of its own shares of any class, including any redeemable shares.

3.4   Share rights

Subject to the Jersey Companies Law and subject to and without prejudice to any rights attached to any existing shares, any share in Shire may be issued with or have attached to it such rights and restrictions as Shire may by special resolution decide, or if no such resolution has been passed or so far as the resolution does not make specific provision, as the Board may decide.

Subject to the Jersey Companies Law and to any rights attached to any existing shares, Shire may issue, or with the sanction of a special resolution convert any existing non-redeemable shares into, shares which are, or at the option of Shire or the holder are liable, to be redeemed.

3.5   Allotment of securities and pre-emption rights

Subject to the provisions of the Jersey Companies Law, the Articles of Association and any resolution of Shire passed by Shire conferring authority on the Directors to allot shares and without prejudice to any rights attached to existing shares, all unissued shares are at the disposal of the Board which may offer, allot, grant options over or otherwise deal with or dispose of them to persons at such times and for such consideration and on such terms as the Board may decide. Although the Jersey Companies Law does not provide any statutory pre-emption rights, the Articles of Association provide that shares issued wholly for cash by Shire must first be offered to existing shareholders in proportion to their respective holdings of Shire Shares (i.e. the provisions relating to statutory pre-emption rights under English companies law have been broadly replicated in the Articles of Association) except that such pre-emption rights shall not apply (i) where they are disapplied by way of special resolution and (ii) in relation to Shire being the issuer of the $1 billion guaranteed convertible bonds, issued on 9 May 2007 by Old Shire and any shares allotted or issued pursuant to the terms and conditions of such bonds.

3.6   Share certificates

Every person (except a person to whom Shire is not by law required to issue a certificate) whose name is entered on the Shire register of members as the holder of shares in certificated form is entitled, without payment, to one certificate in respect of all shares of any class held by him. In the case of joint holders, delivery of a certificate to one of the joint holders shall be sufficient delivery to all.

3.7   Forfeiture and lien

The Board may from time to time make calls upon the members in respect of any moneys unpaid on their shares, subject to the terms of issue of such shares. Each member shall (subject to being given at least 14 clear days' notice in writing specifying where and when payment is to be made) pay to Shire the specified amount called on his shares. If any call or instalment of a call remains unpaid on or after the due date for payment, the Board may at any time thereafter serve a notice in writing on the holder requiring payment of such unpaid amount together with any interest accrued thereon and any expenses incurred by Shire by reason of such non-payment. Interest shall accrue on any sums which are unpaid from the day appointed for payment thereof to the time of actual payment at such rate as the Board may decide (although this shall not exceed the Bank of England base rate by more than five percentage points). The notice shall state that in the event of non-payment in accordance with the notice, the shares on which the call has been made will be liable to be forfeited.

Shire shall have a first and paramount lien on every share (not being a fully paid share) for all amounts payable to Shire (whether presently payable or not) in respect of such share. The Board may waive any lien which has arisen. Shire may sell, in such manner as the Board may decide, any share on which Shire has a lien if any sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after a notice demanding payment and stating that the share may be sold for non-compliance with such notice shall have been given to the holder of the share.

3.8   Variation of rights

Subject to the provisions of the Jersey Companies Law and to any rights attached to existing shares, all or any of the rights attached to any class of shares may be varied either with the written consent of the holders of not less than three-fourths in nominal value of the issued shares of the class (excluding any treasury shares) or the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class.

3.9   Transfer of shares

(A)
Any member may transfer all or any of his certificated shares by an instrument of transfer in writing in any usual or in any other form which the Board may approve. An instrument of transfer shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee.

(B)
Any member may transfer all or any of his shares which are in uncertificated form, subject to the CREST Order, by means of a relevant system.

(C)
The Board may in its absolute discretion and without giving any reason for so doing, refuse to register any transfer of shares in certificated form, which are not fully paid shares.

(D)
The Board may also refuse to register the transfer of a share in certificated form unless the instrument of transfer:

(i)
is left at the registered office of Shire (or at another place as the Board may determine from time to time) accompanied by the certificate for the share to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii)
is in respect of one class of share only; and

(iii)
in the case of a transfer to joint holders, is in favour of not more than four persons.

(E)
No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to a share, or for making any other entry in the register.

3.10 General meetings

(A)
The Board shall convene and Shire shall hold general meetings as annual general meetings in accordance with the Jersey Companies Law. The Board may convene general meetings whenever it thinks fit.

(B)
A general meeting shall be called, where conditions A to C (as set out in section 307A(2)–(4) of the Companies Act) are met as if the company were a "traded company" incorporated in the UK to which such provisions apply by notice of at least 14 clear days, or in any other case 21 clear days. Subject to the provisions of the Jersey Companies Law, the provisions of the Articles of Association and to any restrictions imposed on any shares, the notice shall be sent to all the members, to each of the Directors and to the auditors.

(C)
The notice shall specify the place, day and time of the meeting and the general nature of the business to be transacted at the meeting.

(D)
In the case of an annual general meeting, the notice shall specify the meeting as such.

(E)
Members representing at least 5 per cent. of the total voting rights of all members who are entitled to vote on the resolution at the annual general meeting to which the request relates, or not less than 100 members who have a relevant right to vote on such resolution and who hold shares in Shire on which there has been paid up an average sum, per member, of at least £100, may require Shire to circulate notice of a resolution which may be, and is intended to be, moved at that annual general meeting to members.

(F)
Members representing at least 5 per cent. of the total voting rights of all members who, in relation to a proposed resolution, are entitled to vote on that resolution at the meeting to which the request relates, or in relation to any other matter, are entitled to vote at the meeting to which the request relates (a "relevant right to vote"), or not less than 100 members who have a relevant right to vote and who hold shares in Shire on which there has been paid up an average sum, per member, of at least £100, may require Shire to circulate to members an explanatory statement of not more than 1,000 words with respect to a matter referred to in the proposed resolution to be dealt with at the meeting to which the request relates, or to any other business to be dealt with at that meeting.

(G)
The statutory right of a member under the Companies Act to nominate a person, on whose behalf he holds shares, to enjoy rights to receive a copy of all communications that Shire sends to its members generally has been replicated in the Articles of Association (that is, the provisions of sections 146 to 149 of the Companies Act have been broadly replicated in the Articles of Association).

(H)
All resolutions shall be decided on a show of hands, unless a poll is demanded by:

(i)
the chairman of the meeting;

(ii)
at least five members present in person or by proxy and entitled to vote on the question;

(iii)
a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote on the question; or

(iv)
a member or members present in person or by proxy and holding shares in Shire conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

(I)
If a poll is properly demanded, a poll shall be taken in such manner as the chairman of the meeting shall direct. The members of Shire may require the Directors to obtain an independent report on any poll taken, or to be taken, at a general meeting of Shire.

(J)
A Director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the capital of Shire.

(K)
The chairman may at any time, without the consent of the meeting, adjourn the meeting.

3.11 Power to require website publication of audit concerns

Where so requested by members representing at least 5 per cent. of the total voting rights of all the members who have a right to vote at the general meeting at which the accounts of Shire are laid, or by at least 100 members who have such a right to vote and hold shares in Shire on which there has been paid up an average sum, per member, of at least £100, Shire shall publish on its website a statement setting out any matter relating to the audit of Shire's accounts or any circumstances connected with an auditor of Shire ceasing to hold office.

3.12 Voting rights

Subject to any special terms as to voting attached to any shares and to the Articles of Association, on a show of hands every member who is present in person or by proxy shall have one vote and on a poll every member who is present in person or by proxy shall have one vote for every share of which he is the holder. On a poll, a member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way. A member may appoint more than one proxy.

No member shall be entitled to vote at any general meeting unless all moneys presently payable by him in respect of shares in Shire have been paid. A shareholder who has been duly served with a disclosure notice (similar to a notice under section 793 of the Companies Act for UK companies), or who has not provided to Shire information required to be notified under the Disclosure and Transparency Rules, and who has not complied with such notice, or who has not supplied Shire with the information required, either within a period of 14 days or the relevant period stipulated by the Disclosure and Transparency Rules, respectively, shall not be entitled to attend or vote personally or by proxy at shareholders' meetings.

3.13  Directors

(A)
Appointment of Directors

Unless otherwise determined by ordinary resolution, the number of Directors shall be not less than two. Directors may be appointed by ordinary resolution or by the Board. Subject to the provisions on rotation of Directors, a Director appointed by the Board holds office only until the next following annual general meeting and if not reappointed at such annual general meeting, shall vacate office at its conclusion.

The Board or committee authorised by the Board may appoint any one or more Directors to be an employee or an executive director for such period and upon such terms as the Board or committee may decide.

(B)
No share qualification

A Director shall not be required to hold any shares in the capital of Shire by way of qualification.

(C)
Retirement of Directors by rotation

Each Director who has (i) been appointed by the Board since the last annual general meeting, or (ii) held office at the time of the two preceding annual general meetings and who did not retire at either of them; or (iii) held office with Shire, other than employment or executive office, for a continuous period of nine years or more at the date of the meeting, shall retire at the annual general meeting and may offer himself for re-appointment by the members.

(D)
Remuneration of Directors

The emoluments of any Director for his services in holding executive office shall be determined by the Board.

The ordinary remuneration of the Directors who do not hold executive office for their services shall be limited to £2 million per annum, or such higher amount as may be determined by ordinary resolution (including amounts payable under any other provision of the Articles of Association).

Any Director who performs services which, in the opinion of the Board, go beyond the ordinary duties of a director, may be paid such extra remuneration as the Board may, in its discretion, determine.

In addition to any remuneration to which the Directors are entitled under the Articles of Association, they may be paid all reasonable expenses as they may incur in attending and returning from meetings of the Directors or of any committee of the Directors or shareholder meetings or otherwise in connection with the business of Shire.

The Board or any other committee may exercise all the powers of Shire to provide benefits, whether by payment of gratuities or pensions or by insurance or in any other manner for any Director or former directors or relations or dependants of, or persons connected to, any Director or former director.

(E)
Compensation for loss of office

The provisions contained in sections 215 to 221 of the Companies Act in relation to payments made to Directors (or a person connected to such Directors) for loss of office and the circumstances in which such payments would require the approval of members apply to Shire, and Shire shall comply with such provisions as if it were a company incorporated in the UK.

(F)
Permitted interests of Directors

Subject to the provisions of the Jersey Companies Law, and provided that where a Director is, to his knowledge, in any way directly or indirectly interested in a contract, transaction or arrangement, he has disclosed to the Board the nature and extent of his interest, a Director notwithstanding his office:

(i)
is not disqualified by his office from contracting with Shire in any manner, nor is any contract in which he is interested liable to be avoided, and any Director who is so interested is not liable to account to Shire or the members for any benefit realised by the contract by reason of the Director holding that office or of the fiduciary relationship thereby established;

(ii)
may be or become a Director or other officer of, or otherwise interested in, or contract with any company promoted by Shire or in which Shire may be interested and shall not be liable to account to the company or the members for any benefit received by him, nor shall any such contract be liable to be avoided; and

(iii)
may act by himself or his firm in a professional capacity for Shire (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

A Director may hold any other office or place of profit with Shire (except that of auditor) in conjunction with his office of director and may be paid such extra remuneration for so doing as the Board may decide, either in addition to or in lieu of any remuneration provided for by other articles.

(G)
Restrictions on voting

Except as otherwise provided in the Articles of Association, a Director shall not vote on any resolution of the Board concerning a contract, transaction or arrangement in which he has an interest which (taken together with any interests of any person connected with him) is to his knowledge a material interest, but these prohibitions shall not apply to:

(i)
the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him for the benefit of Shire or any of its subsidiaries;

(ii)
the giving to a third party of any guarantee, indemnity or security in respect of a debt or obligation of Shire or any of its subsidiaries which he has himself guaranteed, indemnified or secured in whole or in part;

(iii)
the giving to him of any other indemnity where all other Directors are being offered indemnities on substantially the same terms;

(iv)
the subscription or purchase by him of securities of Shire or of any of the subsidiaries pursuant to any offer or invitation in which the director is or may be entitled to participate as a holder of securities;

(v)
the underwriting or sub-underwriting by him of any securities of Shire or any of its subsidiaries;

(vi)
any contract in which he is interested by virtue of his interest in shares or debentures or other securities of Shire or by reason of any other interest in or through Shire;

(vii)
any contract concerning any other company (not being a company in which the Director owns 1 per cent. or more) in which he is interested directly or indirectly;

(viii)
any contract concerning the adoption, modification or operation of a pension fund, superannuation or similar scheme, or retirement, death or disability benefits scheme or employees' share scheme which relates to both the Directors and the employees of Shire or any of its subsidiaries and does not provide in respect of any Director as such any privilege or advantage not accorded to the employees to whom such scheme or fund relates;

(ix)
any contract for the benefit of employees of Shire or any of its subsidiaries under which he benefits in a similar manner to the employees and which does not accord to any director as such any privilege or advantage not accorded to the relevant employees; and

(x)
any contract for the purchase or maintenance of insurance against any liability for, or for the benefit of, any Director or persons who include directors.

Shire may by ordinary resolution suspend or relax the above provisions to any extent or ratify any contract not duly authorised by reason of a contravention of such provisions.

(H)
Board meetings

Board meetings shall not take place in the UK. The Directors may participate in a board meeting by conference telephone or other communication equipment provided that such meeting is validly convened only if all the Directors participating are located outside the UK. To be valid and effectual, written resolutions of the Board must be signed outside the UK but need be signed only by a majority of the Directors.

(I)
Borrowing powers

The Board may exercise all the powers of Shire to borrow money and to mortgage or charge all or any part of the undertaking, property, assets (present and future) and uncalled capital of Shire, and, subject to the Jersey Companies Law, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of Shire or of any third party.

The Directors must restrict the borrowings of Shire so that the aggregate amount outstanding in respect of borrowings by Shire shall not, without an ordinary resolution of Shire, exceed $4 billion.32

(J)
Indemnity of officers

Subject to the provisions of the Jersey Companies Law any Director of Shire or any of its subsidiaries may be indemnified out of the assets of Shire against any liability incurred by him by reason of having been a Director of Shire or any of its subsidiaries.

3.14  Dividends and other distributions

(A)
Subject to the provisions of the Jersey Companies Law, Shire may by ordinary resolution declare dividends but no such dividend shall exceed the amount recommended by the Board.

(B)
Subject to the provisions of the Jersey Companies Law, the Board may pay fixed and interim dividends if and insofar as appears to the Directors to be justified by the financial position of Shire. If the Board acts in good faith, it shall not incur any liability to the holders of any shares for any loss they may suffer by the payment, on any other class of shares having rights ranking after or pari passu with those shares, of any such fixed or interim dividend.

(C)
Shire may, upon the recommendation of the Board, by ordinary resolution, direct payment of a dividend to be satisfied wholly or partly by the distribution of assets and the Board shall give effect to such resolution.

(D)
Except as otherwise provided by the rights attaching to or terms of issue of any shares or the terms of issue thereof or pursuant to the income access share arrangements, all dividends shall be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid.

(E)
No dividend or other moneys payable in respect of a share shall bear interest against Shire.

(F)
The Directors may deduct from any dividend or other moneys payable to a holder of shares on or in respect of such shares all sums of money (if any) presently payable by the holder to Shire on account of calls or otherwise in relation to such shares.

(G)
Any dividend unclaimed after a period of 12 years from the date on which such dividend was declared or became due for payment shall be forfeited and revert to Shire.

(H)
The Directors may, if authorised by an ordinary resolution of Shire, offer any holder of shares (excluding treasury shares) the right to elect to receive shares by way of scrip dividend instead of cash.

32
Authority was sought, and obtained, by way of ordinary resolution at the 2014 AGM for borrowings up to a maximum of $12 billion. Authority for an increase up to a maximum of $30 billion will be sought at Shire General Meeting on 27 May 2016.

(I)
Shire has put into place income access arrangements which enable holders of Shire Shares, other than ADS holders, to choose whether they receive their dividends from Shire, a company tax resident in the Republic of Ireland, or from Old Shire, a Shire group company tax resident in the UK. The Depository Bank has made an election on behalf of all ADS holders such that they will receive dividends from Old Shire under the income access arrangements. Old Shire has issued one income access share to the IAS Trust which is held by the trustee of the IAS Trust (the "Trustee"). If a dividend is announced or declared by Shire on the Shire Shares, an amount is paid by Old Shire by way of a dividend on the income access share to the Trustee, and such amount is paid by the Trustee to holders of Shire Shares who have elected (or are deemed to have elected) to receive dividends under these arrangements. The dividend which would otherwise be payable by Shire to holders of Shire Shares will be reduced by an amount equal to the amount paid to the holders of Shire Shares by the Trustee. If there is any shortfall between the amount paid on the income access share and on-paid by the Trustee, Shire will be obliged to pay a dividend on the relevant Shire Shares equivalent to the amount of the shortfall. It is the expectation, although there can be no certainty, that Old Shire will distribute dividends on the income access share to the Trustee for the benefit of all holders of Shire Shares who make an income access share election in an amount equal to what would have been such Shire Shareholder's entitlement to dividends from Shire in the absence of the income access share election. Shire will be able to suspend or terminate these arrangements at any time, in which case the full Shire dividend will be paid directly by Shire to those holders of Shire Shares (including the Depository Bank) who have made an income access share election. A holder of Shire Shares who holds 25,000 or fewer Shire Shares at the first record date after he first becomes a holder of Shire Shares, and who does not make a contrary election, will be deemed to have made an election to receive dividends under these arrangements from Old Shire. Changes are proposed to the Shire Articles of Association pursuant to which Shire Shareholders who would otherwise be treated as having elected to receive dividends under these arrangements will be treated as not having so elected unless they have (i) provided certain information which the Shire Board has determined is necessary in order for Shire, any subsidiary of Shire and/or the Trustee and each of their respective agents to comply with any applicable legal and/or regulatory requirements, and (ii) complied with any other terms which the Shire Board may impose by way of written notice to the relevant holder of Shire Shares.

3.15 Winding-up

Pursuant to the Articles of Association, any surplus assets on a winding-up are to be applied: first, in payment of the nominal amount of the Shire Shares, second, in payment of the nominal amount of the Shire Subscriber Ordinary Shares, and third, in distribution of the balance to the holders of Shire Shares pro rata to the aggregate nominal amount of their holding of Shire Shares.

Pursuant to the Articles of Association, Shire may, with the sanction of a special resolution and any other sanction required by the Jersey Companies Law, divide among the members in kind the whole or any part of the assets of Shire and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members.

3.16  Disclosure of beneficial ownership

Although the Jersey Companies Law does not contain equivalent provisions to section 793 of the Companies Act, the Articles of Association provide that if at any time any member, or any other person (as appropriate) has been served with a disclosure notice from Shire and has not complied with such notice or supplied the information required to Shire within a period of 14 days following service of the disclosure notice, then the Board may, in its absolute discretion, by notice in writing (a "restriction notice") to such member direct that:

(A)
in respect of the shares in relation to which the non-compliance with disclosure notice relates, which shall include any share issued after the date of the notice in respect of such share, the member shall not, with effect from service of the restriction notice be entitled to vote either personally or by proxy at a shareholder meeting or to exercise any other right confirmed by membership in relation to shareholder meetings; and

(B)
in the case of a restriction notice served on a person who holds shares which represent 0.25 per cent. or more of the issued shares of the class in question, the restriction notice may additionally direct that in respect of those shares:

(i)
no payment shall be made by way of dividend and no share shall be allotted in lieu of payment of a dividend; and

(ii)
the Board may decline to register a transfer of any of the shares (which are in certificated form) unless the transfer is pursuant to a bona fide sale of the shares to a party unconnected with the holder or any other person appearing to be interested in such shares.

Any restriction notice shall cease to have effect in relation to any shares transferred by such member in accordance with the provisions described in paragraph (B)(ii) above.

3.17 Disclosure of shareholding ownership

The Disclosure and Transparency Rules require a member to notify the Company if the voting rights held by such member (including by way of certain financial instruments) reach, exceed or fall below 3 per cent. and each 1 per cent. threshold thereafter up to 100 per cent. Under the Disclosure and Transparency Rules, certain voting rights in the Company may be disregarded.

3.18 Amendments to the Articles of Association

Various amendments to the Articles of Association are to be put to the Shire AGM on 28 April 2016. Details of the amendments are included in the Shire notice of AGM, which can be found on Shire's website.

4.     Major Shareholders

4.1
In addition to the interests of the Directors set out in Part XII (Directors, Responsible Persons, Corporate Governance and Employees) of this document, as at the Last Practicable Date, insofar as it is known to Shire, the following persons are, or will at Admission be, interested directly or indirectly in 3 per cent. or more of the voting rights in respect of the issued ordinary share capital of Shire based on the assumption that the holdings of such persons in Shire as at the Last Practicable Date do not change, 303,734,581 New Shire Shares are issued in connection with the Merger and that no other issues of Shire Shares occur between the date of this document and Admission:

	As at the Last Practicable Date		Immediately following Admission
Name	Number of Shire Shares	Percentage of issued Shire Shares	Number of Shire Shares	Percentage of issued Shire Shares
Blackrock, Inc.	58,544,896	9.9%	58,544,896	6.5%
FMR Corp	23,089,838	3.9%	23,089,838	2.6%
Paulson & Co Inc.	20,774,000	3.5%	20,774,000	2.3%
Northern Cross LLC(1)	18,796,121	3.2%	18,796,121	2.1%
Legal & General Group plc	18,097,301	3.1%	18,097,301	2.0%

(1)
17,936,613 (3.0%) managed on behalf of Harbor International Fund.
4.2
Save as disclosed above, the Directors are not aware of any person who is interested directly or indirectly in 3 per cent. or more of the existing issued share capital of Shire.

4.3
As at the Last Practicable Date, Shire was not aware of any person or persons who, directly or indirectly, jointly or severally, exercise or could exercise control over Shire, nor is it aware of any arrangements the operation of which may result in a change in control of Shire.

4.4
The Company's share capital consists of two classes of shares: the ordinary shares with equal voting rights (subject to the Articles of Association), and the Subscriber Ordinary Shares33. None of Shire's major shareholders has or will have different voting rights attached to the shares they hold in Shire.

33
One of these is held by Flemming Ornskov, the other is held by Mark Enyedy.

5.     Related party transactions

5.1
The Company has not entered into any related party transaction during the period covered by the historical financial information contained or referred to in Part VII (Historical Consolidated Financial Information relating to the Shire Group) up to the date of this document.

6.     Shire ADSs

6.1
Shire has entered into a depository agreement with the Depository, which governs the terms of Shire's ADS programme. Each Shire ADS represents three Shire Shares, and on issue shall be evidenced by a depository receipt ("ADR").

6.2
The Depository is obliged to notify holders of ADRs of any notices of general meetings and pursuant to instruction from each ADR holder, exercise voting rights on their behalf accordingly.

6.3
The Depository will distribute by mail to each ADR holder dividends declared by the Company in proportion to the number of Shire Shares represented by the Shire ADSs.

6.4
Holders of Shire ADRs are entitled to delivery of Shire Shares following the surrender of an ADR in a form satisfactory to the Depository.

7.     Intellectual property

An important part of the Company's business strategy is to protect its products and technologies through the use of patents and trademarks, to the extent available. The Company also relies on trade secrets, unpatented know-how, technological innovations and contractual arrangements with third parties to maintain and enhance its competitive position where it is unable to obtain patent protection or where marketed products are not covered by specific patents. The Company's commercial success will depend, in part, upon its ability to obtain and enforce strong patents, to maintain trade secret protection, to operate without infringing the proprietary rights of others and to comply with the terms of licences granted to it.

The Company's policy is to seek patent protection for proprietary technology where appropriate to do so in the U.S., Canada, major European countries, and Japan where possible. Where practicable, the Company seeks patent protection in other countries on a selective basis. In all appropriate cases, the Company endeavours to either obtain patent protection itself or support patent applications by its licensors. The markets for some of the Company's currently marketed and potential future products, such as those for rare diseases, are small and, where possible, the Company has sought and will seek Orphan Drug exclusivity for products directed to these markets which, if granted, means that applications to market the same product for the same indication may not be approved, except in limited circumstances, for a period of up to ten years in the EU and for up to seven years in the U.S.

In the regular course of business, the Company's patents may be challenged by third parties. The Company is a party to litigation or other proceedings relating to intellectual property rights. Full details of which are given in paragraph 16 of this Part XIII (Additional Information).

The degree of patent protection afforded to pharmaceutical inventions around the world is uncertain. If patents are granted to other parties that contain claims having a scope that is interpreted by the relevant authorities to cover any of the Company's products or technologies, there can be no guarantee that the Company will be able to obtain licences to such patents or make other arrangements at reasonable cost, if at all.

The existence, scope and duration of patent protection varies among the Company's products and among the different countries where the Company's products may be sold. They may also change over the course of time as patents are granted or expire, or become extended, modified or revoked. The following non-exhaustive list sets forth details of granted U.S. and European Patent ("EP") patents pertaining to the Company's more significant revenue-generating products and certain products from which the Company receives a royalty, which are owned by or licensed to the Company and that are relevant to an understanding of the Company's business taken as a whole. The listed EP patents do not necessarily have a corresponding national patent registered in each EU member state and the rights granted pursuant to an EP patent are enforceable only in the EU member state where the EP patent has been registered as a national patent. The expiration dates set forth below do not necessarily reflect changes to the patent term afforded by Patent Term Extensions in the U.S., nor supplementary protection certificates ("SPCs") which are available in many EU member states. The Company also holds patents in other jurisdictions, such as

Canada and Japan, and has patent applications pending in such jurisdictions, as well as in the U.S. and the EU.

	Granted U.S. and EP Patents	Expiration Date
ADDERALL XR	U.S. 6,322,819 U.S. RE 41148 U.S. 6,605,300 U.S. RE 42096 U.S. 6,913,768 EP 1123087 EP 1542660	21 October 2018 18 October 2018 18 October 2018 21 October 2018 24 May 2023 21 October 2019 24 September 2023
ELAPRASE	U.S. 5,932,211	3 September 2019
FIRAZYR	U.S. 5,648,333	15 July 2019
FOSRENOL	U.S. 5,968,976 U.S. 7,381,428 U.S. 7,465,465	26 October 2018 26 August 2024 26 August 2024
INTUNIV	U.S. 6,287,599 U.S. 6,811,794	20 December 2020 4 July 2022
LIALDA/MEZAVANT	U.S. 6,773,720 EP 1198226 EP 1183014 EP 1287822	8 June 2020 8 June 2020 9 June 2020 8 June 2020
REPLAGAL	U.S. 6,458,574 EP 1538202	13 September 2016 12 September 2017
VPRIV	U.S. 6,566,099 U.S. 7,138,262 U.S. 7,833,766 U.S. 9,072,785 EP 1986612 EP2292256 EP1309340	12 September 2017 6 July 2022 14 May 2029 6 February2027 6 February 2027 18 August 2020 18 August 2020
VYVANSE
U.S. 7,105,486
U.S. 7,223,735
U.S. 7,655,630
U.S. 7,659,253
U.S. 7,659,254
U.S. 7,662,787
U.S. 7,671,030
U.S. 7,671,031
U.S. 7,674,774
U.S. 7,678,770
U.S. 7,678,771
U.S. 7,687,466
U.S. 7,687,467
U.S. 7,700,561
U.S. 7,718,619
U.S. 7,723,305
U.S. 7,662,788
U.S. 7,713,936
EP 1644019
24 February 2023
24 February 2023
24 February 2023
24 February 2023
24 February 2023
24 February 2023
24 February 2023
24 February 2023
24 February 2023
24 February 2023
24 February 2023
24 February 2023
24 February 2023
24 February 2023
24 February 2023
24 February 2023
24 February 2023
24 February 2023
1 June 2024

	Granted U.S. and EP Patents	Expiration Date
LAMIVUDINE: EPIVIR/EPIVIR-ZEFFIX/3TC	U.S. 6,180,639	30 July 2018
GATTEX/REVESTIVE	U.S. 5789379 U.S. 7056886 U.S. 7847061 U.S. 9060992 EP 0906338	14 April 2020 18 September 2022 1 November 2025 1 November 2025 10 April 2022
NATPARA/NATPAR	EP 1079803	23 April 2021
KALBITOR	U.S. 7,276,480 U.S. 7,811,991 U.S. 7,851,442 U.S. 8,710,007 EP 2311432 EP 1941867	1 December 2023 6 June 2023 9 September 2023 6 June 2023 6 June 2023 6 June 2023

8.     Shire research and development

The Company focuses its development resources on projects in a number of therapeutic areas, including rare diseases, neuroscience, ophthalmics, haematology and GI, and focuses its early development projects primarily on rare diseases. Total R&D expenditures (including impairment charges and depreciation) of $1.6 billion, $1.1 billion and $933.4 million were incurred in the years ended 31 December 2015, 2014 and 2013, respectively.

9.     Government regulation of Shire and Shire's products

Government

The clinical development, manufacturing and marketing of Shire's products is subject to governmental regulation in the U.S., the EU and other territories. The Federal Food, Drug, and Cosmetic Act, the Prescription Drug Marketing Act and the Public Health Service Act in the U.S., and numerous directives and guidelines in the EU, govern the development, design, non-clinical and clinical research, testing, manufacture, safety, efficacy, labelling, packaging, storage, record keeping, premarket clearance or approval, adverse event reporting, advertising and promotion of the Company's products. Product development and approval within these regulatory frameworks takes a number of years and involves the expenditure of substantial resources. Pharmaceutical and medical device manufacturers are also inspected regularly by the FDA.

In general, pharmaceutical and biotechnology products must undergo rigorous preclinical testing. Clinical trials for new products are typically conducted in three sequential phases that may overlap. In Phase 1, the initial introduction of the product into healthy human volunteers, the emphasis is on testing for safety (adverse effects), dosage tolerance, metabolism, distribution, excretion and clinical pharmacology. Phase 2 involves studies in a limited patient population to determine the initial efficacy of the product for specific targeted indications, to determine dosage tolerance and optimal dosage and to identify possible adverse side effects and safety risks. Once a product is found to be effective and to have an acceptable safety profile in Phase 2 evaluations, Phase 3 trials are undertaken with a larger number of patients to provide enough data to statistically evaluate the efficacy and safety of the product and to evaluate more fully clinical outcomes. The failure to demonstrate adequately the quality, safety and efficacy of a product under development can delay or prevent regulatory approval of the product.

In order to gain marketing approval, Shire must submit to the relevant regulatory authority for review information on the quality (chemistry, manufacturing and pharmaceutical) aspects of the product as well as the non-clinical and clinical data. The FDA undertakes this review for the U.S. In the EU the review may be undertaken by the following: (i) members of the EMA's Committee for Medicinal Products for Human Use as part of a centralised procedure; (ii) an individual country's regulatory agency, followed by "mutual recognition" of this review by a number of other countries' agencies, depending on the process applicable to the product in question; or (iii) a competent member state's regulatory agency through a decentralised procedure, an alternative authorisation procedure to the "mutual recognition" procedure.

Approval can take several months to several years, or be denied. The approval process can be affected by a number of factors. For example, additional studies or clinical trials may be requested during the review and may delay marketing approval and involve unbudgeted costs. As a condition of approval, the regulatory agency will require post-marketing surveillance to monitor for adverse effects, and may require other additional studies as it deems appropriate. After approval for the initial indication, further clinical studies are usually necessary to gain approval for any additional indications. The terms of any approval, including labelling content, may be more restrictive than expected and could affect the marketability of a product.

As a condition of approval, the regulatory agency will require that the product continues to meet regulatory requirements as to quality, safety and efficacy and will require strict procedures to monitor and report any adverse effects. Where adverse effects occur or may occur, the regulatory agency may require additional studies or changes to the labelling (for example, application of a "black box" warning). Compelling new "adverse" data may result in a product approval being withdrawn at any stage following review by an agency and discussion with the Company.

Some jurisdictions, including the EU and the U.S., may designate products for disease treatment within a relatively small patient population as "orphan drugs". Generally, if a product that has an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to orphan drug exclusivity. Orphan drug exclusivity means that applications to market the same product for the same indication may not be approved, except in limited circumstances, for a period of up to 10 years in the EU and for up to seven years in the U.S. These laws are particularly pertinent to Shire's rare disease products.

In the U.S., the Drug Price Competition and Patent Restoration Term Act of 1984, known as the U.S. Hatch-Waxman Act, established a period of marketing exclusivity for brand-name drugs as well as abbreviated application procedures for generic versions of those drugs. Once the applicable exclusivity period for the brand-name drug has expired (which may range from three to five years), generic manufacturers may file with the FDA for approval to manufacture and market generic versions of the brand-name drug. Approval is sought by filing an ANDA. As a substitute for conducting full-scale pre-clinical and clinical studies, the FDA can accept data establishing that the drug formulation, which is the subject of an abbreviated application, is bio-equivalent and has the same therapeutic effect as the previously approved drug, among other requirements. EU legislation also contains data exclusivity provisions. All medicinal products will be subject to an "8+2+1" exclusivity regime. A generic company may file a marketing authorisation application for that product with the health authorities referencing the innovator's data eight years after the innovator has received its first community authorisation for a medicinal product. The generic company may not commercialise the product until after either 10 (8+2) or 11 years (8+2+1) have elapsed from the date of grant of the initial marketing authorisation. The one-year extension is available if the innovator obtains an additional indication during the first eight years of the marketing authorisation that is of significant advancement in clinical benefit. While the U.S. Hatch-Waxman Act addresses the development and entrance of generic products, the Affordable Care Act ("ACA") amended the Public Health Service Act to create an abbreviated licensure pathway for biological products that are demonstrated to be "biosimilar" to or "interchangeable" with an FDA-licensed biological product. The Biologics Price Competition and Innovation Act of 2009 allow for approval of a biosimilar if data substantiates that the product is "highly similar" to an approved and existing biological product. Similar to a non-biologic product, an interchangeable biological product may be substituted for the reference product by a pharmacist without the intervention of the health care provider who prescribed the reference product.

In the U.S., the DEA regulates the national production and distribution of scheduled drugs (i.e. those drugs containing controlled substances) by allocating production quotas based, in part, upon the DEA's view of national demand. As scheduled drugs, the production and distribution of Shire's stimulant ADHD products (ADDERALL XR, VYVANSE and EQUASYM) are strictly controlled and supply of active ingredient is dependent on the DEA's permitted annual quotas and its willingness to update those quotas to meet any shortage of drugs.

The branch of the FDA responsible for product marketing oversight routinely reviews company marketing practices and also may impose pre-clearance requirements on materials intended for use in marketing of approved drug products. Shire is also subject to various U.S. federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback and false claims laws. Similar review and regulation of advertising and marketing practices exists in the other geographic areas where the Company operates.

The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that a company failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, such as issuing an FDA Form 483 notice of inspectional observations, a warning letter, an untitled letter, imposing civil money penalties, suspending or delaying issuance of approvals, requiring product recall, imposing a total or partial shutdown of production, withdrawal of approvals or clearances already granted, pursuing product seizures, consent decrees or other injunctive relief, or criminal prosecution through the Department of Justice. The FDA can also require a Company to repair, replace or refund the cost of products that the Company manufactured or distributed. Outside the U.S., regulatory agencies may exert a range of similar powers.

The Department of Health and Human Services ("HHS") administers the Medicare and Medicaid programmes, major government payers for the elderly and poor in the U.S., respectively. Shire is subject to various mandated discounts and rebates, as well as compliance requirements, in order to participate in these programmes. HHS will be interpreting, implementing and enforcing manufacturers' compliance with rebate payments, discounts and mandated price reporting-changes under the Patient Protection and ACA.

Regulation

In the U.S., various legislative proposals at the federal and state levels could bring about major changes in the affected healthcare systems. Some states have passed such legislation, and further federal and state proposals are possible. Such proposals and legislation include, and future proposals could include, price controls, patient access constraints to medicines, cost-sharing through improved patient health outcomes, abbreviated licensure pathway for biosimilars and increases in required rebates or discounts. Similar initiatives exist in the EU. The Company cannot predict the outcome of such initiatives, but will work to maintain patient access to its products and to oppose price constraints. Additionally, legislation is being debated at the federal and state level in the U.S. that could allow patient access to drugs approved in other countries—most notably Canada. This is generally referred to as drug re-importation. Although there is substantial opposition to this potential legislation within areas of the federal government, including the FDA, the Company cannot predict the outcome of such legislative activities. Several local U.S. jurisdictions, including King County of Washington State and Alameda, San Francisco and San Mateo County in California, have imposed drug-disposal responsibilities and fees on drug manufacturers. Depending on the outcome of court cases and the ability of other municipalities to pass similar ordinances, these additional costs of doing business in the U.S. may extend to other localities. The U.S. market is a litigious one, and several agencies, including the Office of Inspector General, Department of Justice and DEA have been stepping up their enforcement activities as part of the ACA, leading to the imposition of an increasing number of Corporate Integrity Agreements ("CIA") with pharmaceutical and biotechnology companies as part of ultimate settlements. Aggressive drug price actions taken in the U.S. by various manufacturers over the last several years has precipitated a media maelstrom and reinvigorated a hypersensitive atmosphere regarding the cost of drugs charged by manufacturers. While it is unlikely that the U.S. Federal government will or can implement price controls in the near or mid-term time frame, multiple states have proposed price control legislation and transparency initiatives. Though several states have been unsuccessful with passing legislation (e.g. California, North Carolina, New York, Oregon, Pennsylvania), there is a high probability that new legislation will be proposed in 2016. Both California and Ohio are proposing referendums on their fall 2016 ballots that would prohibit state agencies from paying more than the lowest price for the same drug paid by the U.S. Department of Veterans Affairs. Despite the attention on price increases, historically Shire has taken a responsible approach to price increases.

Similar regulatory and legislative considerations are encountered in Europe and other international markets where governments regulate pharmaceutical prices and patient reimbursement levels. The differing approach to price regulation has led to some parallel trade within the EU where Shire's products are imported into markets with higher prices from markets with lower prices. Exploitation of price differences between countries in this way can adversely impact domestic sales in those markets with higher prices.

In July 2015, the House of Representatives voted and passed its version of the 21st Century Cures Act, which includes language to amend the Social Security Act's Section 1927(k)(1), the definition of Average Manufacturer Price ("AMP"). Specifically, Section 4002 of the Cures Bill provides language to exclude from the primary manufacturer's AMP the transfer sales of authorised generics ("AGs") to secondary manufacturers. The ACA supported Shire and other primary manufacturer's position of the inclusion of AG transfer sales in the primary manufacturer's AMP by redefining "wholesaler" to include other manufacturers. However, the House of Representatives version of the bill circumvents the "wholesaler" issue and explicitly excludes these sales from the AMP calculation. For any primary manufacturer that began including AG transfer sales in AMP since 2010, this reversal could mean a substantial rise in AMP, and an accompanying rise in Medicaid rebate liability. Survival of Section 4002 depends on what provisions are included in the Senate version and potential edits post-conference.

10.   Shire material contracts

Other than as disclosed in this paragraph 10 and paragraph 12 below, there are no contracts (other than contracts entered into in the ordinary course of business) which have been entered into by members of the Shire Group: (i) within the two years immediately preceding the date of this document which are, or may be, material; or (ii) which contain any provision under which any member of the Shire Group has any obligation or entitlement which is material to the Shire Group as of the date of this document.

10.1 Merger Agreement

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, at the effective time of the Merger, each Baxalta Share (other than Baxalta Shares held by Baxalta as treasury stock, owned by Shire or any of its subsidiaries, or as to which dissenters' rights have been properly exercised) will be converted into the right to receive (i) $18.00 in cash, without interest (the "Per Share Cash Consideration") and (ii) 0.1482 of a Shire ADS (the "Per Share Consideration", and together with the Per Share Cash Consideration, the "Per Share Stock Consideration"), except that cash will be paid in lieu of fractional Shire ADSs. Shire may, in its sole discretion, permit Baxalta stockholders to elect to receive 0.4446 of a Shire Share, in lieu of the Per Share Stock Consideration, in which case any Shire Shares delivered to Baxalta Shareholders will be deemed to be the Per Share Consideration.

Baxalta stock options, restricted stock units and performance stock units will generally, upon Completion, be exchanged for equivalent stock options (in the case of Baxalta stock options) and restricted stock units (in the case of Baxalta restricted stock units and performance stock units) with respect to Shire ADSs or Shire Shares. Baxalta stock options that were subject to performance-based vesting conditions prior to the Merger and Baxalta performance stock units will vest following the Merger solely based on the service provider's continued employment or other engagement by Shire or its subsidiaries through the end of the applicable performance periods. Baxalta stock options granted to non-employee directors of Baxalta or Baxter will be cancelled and exchanged for an amount equal to the Per Share Consideration the holder would have received if he or she had exercised the stock options in full on a cashless basis (without regard to taxes) immediately prior to Completion, and each restricted stock unit granted to a non-employee director of Baxalta or Baxter will be cancelled and exchanged for the Per Share Consideration.

In connection with Completion, Shire has agreed to use its reasonable best efforts to appoint at closing certain members of Baxalta's Board of Directors to serve on Shire's Board of Directors, and to nominate the same appointees for election as directors at the 2016 (if applicable) and 2017 Shire annual general meetings, subject to satisfactory compliance with attendance and performance expectation of the Shire Board.

The Merger Agreement contains representations, warranties and covenants of the parties customary for transactions of this type. Until the earlier of the termination of the Merger Agreement or the completion of the Merger, except as expressly set forth in the Merger Agreement, Shire and Baxalta have each agreed to operate in the ordinary course of business and to satisfy certain other operating covenants.

Baxalta has agreed to cease all existing, and not to solicit or initiate, discussions with third parties regarding any proposal involving more than 20 per cent. of Baxalta's Shares or assets. Shire has agreed to similar restrictions regarding Shire. However, each party may, subject to the terms and conditions set forth in the Merger Agreement, furnish information to, and engage in discussions and negotiations with, a third party that makes an unsolicited, written acquisition proposal. Under certain circumstances and upon compliance with certain notice and other specified conditions set forth in the Merger Agreement, each party may change the recommendation of its board of directors or terminate the Merger Agreement to accept a superior proposal.

The Merger Agreement contains certain termination rights for Shire and Baxalta, including, among others, the right of a party to terminate if (i) the other party's board of directors withdraws or qualifies its recommendation in favour of the transactions contemplated by the Merger Agreement or approves or recommends an alternative transaction, or (ii) its board of directors resolves to enter into a definitive agreement with respect to a superior proposal prior to obtaining approval of the Merger from its shareholders. The Merger Agreement also provides that under specified circumstances described in the Merger Agreement, including those described above, Shire or Baxalta, as applicable, will be required to disburse a termination fee equal to $369 million. In certain circumstances, a party that receives an alternative acquisition proposal prior to termination of the Merger Agreement would be required to reimburse fees of up to $110 million for Shire or $65 million for Baxalta.

Completion is subject to various conditions, including, among others, the expiration or termination of the applicable waiting period under the U.S. HSR Act, merger control approval under the relevant merger control laws of the EU and other jurisdictions, reconfirmation of opinions delivered at signing by tax advisers to Shire and Baxter, and certain other Conditions, each as set forth in the Merger Agreement. Shire and Baxalta have agreed, upon the terms and conditions set forth in the Merger Agreement, to use reasonable best efforts to obtain antitrust approval of the Merger. In addition, Completion is subject to Baxalta Shareholders adopting the Merger Agreement and Shire Shareholders approving the issuance of the New Shire Shares in connection with the Merger, an increase in Shire's borrowing authority and approving the transactions contemplated by the Merger Agreement, it being a Class 1 transaction for the purposes of the rules and regulations of the UK Listing Authority.

10.2 Letter Agreement

Pursuant to the terms of the Letter Agreement, Baxter has agreed to waive Section 4.02(c) of the Tax Matters Agreement, with respect to the closing of the Merger and thereby consent to the Merger if (i) Shire's tax adviser delivers a tax opinion to Shire and Baxter's tax adviser delivers a tax opinion to Baxter, in each case on the date immediately prior to the date of the signing of the Merger Agreement and (ii) Shire's tax adviser and Baxter's tax adviser each delivers an opinion in substantially the same form and substance as the related opinion delivered pursuant to clause (i) immediately prior to Completion of the Merger to Shire and Baxter, respectively.

The Letter Agreement contains a representation from Baxter that Baxter has received the tax opinion required to be delivered on the date immediately prior to the date of the signing of the Merger Agreement for this condition to be satisfied. Baxter acknowledged receipt of the required opinion from its tax adviser. Shire also received an opinion from its tax adviser to the effect that the transactions contemplated by the Merger Agreement would not cause the Baxter Transaction to fail to qualify as tax-free to Baxter and its shareholders under Sections 355, 361 and 368(a)(1)(D) of the Internal Revenue Code of 1986.

The Letter Agreement also clarifies various indemnification provisions contained in the Tax Matters Agreement. Specifically, from and after Completion of the Merger, Baxalta will indemnify Baxter and each of its affiliates and each of their respective officers, directors and employees against certain tax-related losses attributable to or resulting from the Merger except as a result of certain disposals of Baxalta Shares by Baxter (as contemplated by the Letter Agreement). Further, it provides that, effective as of Completion, Shire will guarantee the payment and performance by Baxalta of its obligations and agreements under the Tax Matters Agreement and other agreements related to the distribution.

Pursuant to the Letter Agreement, Shire agreed to support Baxalta's obligations to Baxter pursuant to the Shareholders' and Registration Rights Agreement by and between Baxalta and Baxter in connection with Baxter's disposition of approximately 19.5 per cent. of Baxalta's outstanding stock through certain proposed debt-for-equity and/or equity-for-equity exchanges. Such cooperation and obligations include, among other things (i) Baxalta's obligation to use its reasonable best efforts to prepare and file registration statements with the SEC as promptly as practicable upon receipt of a demand notice from Baxter, and (ii) Shire's and Baxalta's respective obligations to use their reasonable best efforts to (a) provide certain financial information and make certain filings with the SEC by the dates specified in the Letter Agreement, (b) prepare and assist in the preparation and delivery of certain offering documentation, and (c) cause their respective senior executive officers to participate in customary due diligence sessions and "road show" presentations, in each case, in connection with the proposed debt-for-equity and/or equity-for-equity exchanges.

Baxter has consented to the use of a statement expressing its support for the Merger and waived its appraisal rights under Delaware law in connection with the Merger. Shire and Baxalta each agreed not to hold its special meeting of stockholders with respect to, or to consummate, the Merger until the earliest of (i) the date that Baxter has completed marketing periods for two debt-for-equity exchanges and one equity exchange offer with respect to its Baxalta Shares, (ii) the date that Baxter has disposed of all its Baxalta Shares and (iii) 26 May 2016 (subject to tolling or extension (generally no later than 25 June 2016) under certain limited circumstances).

The Letter Agreement may be terminated (i) by mutual written consent of Shire, Baxalta and Baxter, (ii) by Shire or Baxalta upon termination of the Merger Agreement, or (iii) upon the closing of the Merger, in each case subject to the terms of the Letter Agreement.

10.3 NPS Pharma Merger Agreement

Pursuant to a merger agreement (the "NPS Merger Agreement"), and upon the terms and subject to the conditions thereof, Shire Pharmaceutical Holdings Ireland Limited ("SPHIL") agreed to cause Knight Newco 2, Inc., a Delaware incorporated company ("NPS Purchaser"), to commence a cash tender offer for all of the outstanding shares of NPS Pharma common stock (the "NPS Shares") at a purchase price of $46.00 per NPS Share (the "NPS Offer Price"), net to the seller in cash, without interest and less any required withholding taxes.

Following the consummation of the tender offer, NPS Purchaser merged with and into NPS Pharma (the "NPS Merger") pursuant to the provisions of Section 251(h) of the Delaware General Corporation Law (the "DGCL"), with no stockholder vote required to consummate the NPS Merger, and NPS Pharma survived as an indirect wholly-owned subsidiary of SPHIL. At the effective time of the NPS Merger, any NPS Shares not purchased pursuant to the tender offer (other than NPS Shares owned by NPS Pharma, any NPS Shares accepted for purchase in the tender offer and NPS Shares with respect to which the relevant stockholders properly exercised appraisal rights under Section 262 of the DGCL) were automatically converted into the right to receive cash in an amount equal to the NPS Offer Price.

The NPS Merger Agreement contains representations, warranties and covenants of the parties customary for transactions of this type.

10.4 ViroPharma Merger Agreement

Pursuant to the merger agreement, and upon the terms and subject to the conditions thereof (the "ViroPharma Merger Agreement"), SPHIL agreed to cause Venus Newco, Inc., a Delaware incorporated company (the "ViroPharma Purchaser"), to commence a cash tender offer for all of the outstanding shares of common stock of ViroPharma (the "ViroPharma Shares") at a purchase price of $50.00 per ViroPharma Share (the "ViroPhama Offer Price"), net to the seller in cash, without interest and less any required withholding taxes. Following the consummation of the tender offer, ViroPharma Purchaser merged with and into ViroPharma (the "ViroPharma Merger") pursuant to the provisions of Section 251(h) of the DGCL, with no stockholder vote required to consummate the ViroPharma Merger, and ViroPharma survived as an indirect wholly-owned subsidiary of SPHIL. At the effective time of the ViroPharma Merger, any ViroPharma Shares not purchased pursuant to the tender offer (other than ViroPharma Shares owned by SPHIL or ViroPharma Purchaser, or ViroPharma or any of its subsidiaries, and ViroPharma Shares owned by stockholders who have properly exercised any available rights of appraisal under Section 262 of the DGCL) were automatically converted into the right to receive cash in an amount equal to the ViroPharma Offer Price.

The ViroPharma Merger Agreement contains representations, warranties and covenants of the parties customary for transactions of this type.

10.5 Dyax Merger Agreement

On 2 November 2015, Shire and Shire Pharmaceuticals International ("SPI"), a company incorporated in Ireland and a wholly-owned subsidiary of Shire, SPI, Parquet Courts, Inc., a Delaware corporation and a wholly-owned subsidiary of SPI ("Dyax Merger Sub"), and Dyax, entered into the Dyax Merger Agreement described below in relation to the acquisition of 100 per cent. of the outstanding common stock of Dyax (the "Dyax Merger").

At the effective time of the Dyax Merger, being 22 January 2016, each outstanding share of Dyax's common stock, par value $0.01 per share (each, a "Dyax Share") (other than Dyax Shares owned by Shire, Dyax or their respective subsidiaries, or Dyax Shares as to which dissenters' rights have been properly exercised) converted into the right to receive (i) $37.30 in cash, without interest (the "Dyax Per Share Cash Consideration"), and (ii) one contingent value right (a "CVR") representing the right to receive a payment of $4.00 in cash subject to and in accordance with the CVR Agreement described below. Shire has guaranteed the performance by SPI and Dyax Merger Sub of their obligations under the Dyax Merger Agreement.

The Dyax Merger Agreement contains representations, warranties and covenants of the parties customary for transactions of this type.

10.6 Dyax CVR Agreement

Pursuant to the Dyax Merger Agreement, Shire will enter into a Contingent Value Rights Agreement (the "Dyax CVR Agreement") with a rights agent governing the terms of the CVRs. Each CVR will entitle its holder to a payment of $4.00 in cash if, prior to 31 December 2019, Shire or one of its affiliates obtains approval from the FDA to market and sell DX-2930 for the prevention of attacks of HAE in patients with Type 1 and Type 2 HAE, provided that such approval (a) does not contain a "boxed warning", (b) does not require the implementation of a risk evaluation and mitigation strategy with elements to assure safe use (other than elements limited to the distribution of educational materials) and (c) is not granted under subpart E of the Federal Drugs and Cosmetics Act. The CVRs are not transferable, except in limited circumstances specified in the Dyax CVR Agreement.

11.   Baxalta material contracts

11.1
Other than as disclosed this paragraph 11 and paragraph 13 below, there are no contracts (other than contracts entered into in the ordinary course of business) which have been entered into by members of the Baxalta Group: (i) within the two years immediately preceding the date of this document, which are or may be material or (ii) which contain any provision under which any member of the Baxalta Group has any obligation or entitlement which is material to the Baxalta Group as at the date of this document.

11.2
Baxalta is a party to both the Merger Agreement and the Letter Agreement described in paragraph 10 above. These are Baxalta material contracts.

11.3
Following their separation from each other, Baxalta and Baxter operate as separate, independent, public companies. Prior to the Spin-Off, Baxalta and Baxter entered into a Separation and Distribution Agreement and several other agreements to effect the separation and provide a framework for Baxalta's relationship with Baxter after the distribution element of the Spin-Off. These agreements govern the relationships between Baxter and Baxalta subsequent to the completion of the distribution and provide for the separation between Baxter and Baxalta of the assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after the distribution element of the Spin-Off. In addition to the Separation and Distribution Agreement (which contains many of the key provisions related to Baxalta's separation from Baxter and the distribution of certain of Baxalta's shares of common stock to Baxter shareholders), these agreements include:

•
the Transition Services Agreement, summarised below;

•
the Long Term Services Agreement, summarised below;

•
the Tax Matters Agreement, summarised below;

•
the Manufacturing and Supply Agreement, summarised below;

•
the Employee Matters Agreement, summarised below;

•
the Trademark Licence Agreement, summarised below;

•
the Galaxy Licence Agreement, summarised below;

•
the International Commercial Operations Agreement, summarised below;

•
the Letter Agreement (see paragraph 10.2, above); and

•
the Shareholders' and Registration Rights Agreement with respect to Baxter's continuing ownership of Baxalta common stock, summarised below.

11.4
Baxter and Baxalta entered into other agreements prior to the Spin-Off that are not material to Baxalta's business. These agreements include lease and sublease agreements, agreements related to sharing of resources and costs related to company planes, as well as certain distribution and other commercial agreements. In connection with the Merger, Baxalta also entered into the Letter Agreement, which clarifies certain aspects of the Tax Matters Agreement and modifies certain aspects of the Shareholder's and Registration Rights Agreement.

11.5 The Separation and Distribution Agreement

(A)
The Separation and Distribution Agreement sets forth the agreements between Baxter and Baxalta regarding the principal transactions required to effect Baxalta's separation from Baxter and other agreements governing Baxalta's relationship with Baxter.

(B)
The Separation and Distribution Agreement identified assets transferred, liabilities assumed and contracts novated to each of Baxalta and Baxter as part of the separation, and it provided for when and how these transfers, assumptions and assignments were to have occurred or will occur. In particular, the Separation and Distribution Agreement provides for, among other things, the following, subject to the terms and conditions contained therein:

•
certain assets related to the businesses and operations of Baxter's biopharmaceuticals business and any other assets specified in the Separation and Distribution Agreement, which are collectively referred to as the "Baxalta Assets", were or will be transferred to Baxalta or one of Baxalta's subsidiaries;

•
certain liabilities (including whether accrued, contingent or otherwise) arising out of or resulting from the Baxalta Assets, other liabilities related to the businesses and operations of Baxter's biopharmaceuticals business and any other liabilities specified in the Separation and Distribution Agreement, which are collectively referred to as the "Baxalta Liabilities", were retained by or transferred to Baxalta or one of Baxalta's subsidiaries;

•
all of the assets and liabilities (including whether accrued, contingent or otherwise) other than the Baxalta Assets and Baxalta Liabilities (such assets and liabilities are referred to as the Baxter Assets and Baxter Liabilities, respectively) were retained by or transferred to Baxter or one of its subsidiaries; and

•
Baxalta and Baxter were and are to continue to use reasonable efforts to cause certain shared contracts to be novated in part to Baxalta or Baxalta's applicable subsidiaries, appropriately amended, or replaced or otherwise addressed in a manner that allows each of Baxalta and Baxter and their respective subsidiaries to retain the appropriate portion of the benefits and burdens of those contracts in light of the separation of the biopharmaceuticals business from Baxter's other businesses.

(C)
Except as expressly set out in the Separation and Distribution Agreement or any ancillary agreement, neither Baxalta nor Baxter made any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the separation, as to any approvals or notifications required in connection with the transfers, as to the value of or the freedom from any security interests of any of the assets transferred, as to the absence or presence of any defences or right of set-off or freedom from counterclaim with respect to any claim or other asset of either Baxalta or Baxter, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the separation. Except as set out in the Separation and Distribution Agreement or any ancillary agreement, all assets were transferred on an "as is", "where is" basis and the respective transferee Baxalta the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good and marketable title, free and clear of all security interests, and that any necessary consents or governmental approvals are not obtained or that any requirements of laws, agreements, security interests, or judgments are not complied with. In general, each of Baxter and Baxalta assumed liability for all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and have agreed to indemnify the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters. In addition, the Separation and Distribution Agreement provides for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of Baxalta's business with Baxalta and financial responsibility for the obligations and liabilities of Baxter's remaining business with Baxter. Specifically, each of Baxalta and Baxter has agreed to indemnify, defend and hold harmless the other party, its subsidiaries and their respective directors, officers, employees and agents against any liabilities resulting from, arising out of or resulting from, directly or indirectly:

•
the liabilities that each such party assumed or retained pursuant to the Separation and Distribution Agreement (which, in the case of Baxalta, would include the Baxalta Liabilities and, in the case of Baxter, would include the Baxter Liabilities);

  •
  in the case of Baxalta, the conduct of any business by it or any of its subsidiaries following the distribution element of the Spin-Off;

  •
  in the case of Baxter, the conduct by it and its subsidiaries of their respective businesses, other than as conducted on behalf of Baxalta or any of its subsidiaries;

  •
  any breach by such party of the Separation and Distribution Agreement or the other transaction agreements (subject to the limitations, if any, expressly set out in such agreements);

  •
  in the case of Baxalta, any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information contained in Baxalta's registration statement on Form 10 initially filed under the U.S. Exchange Act on 10 December 2014, together with all amendments and supplements thereto or the information statement forming a part of such registration statement as the same may be amended or supplemented from time to time, except to the extent made explicitly in Baxter's name or the omission of which makes any statement made explicitly in Baxter's name misleading; and

  •
  in the case of Baxter, any untrue statement or alleged untrue statement of a material fact made explicitly in Baxter's name in Baxalta's registration statement on Form 10 initially filed under the U.S. Exchange Act on 10 December 2014, together with all amendments and supplements thereto or the information statement forming a part of such registration statement as the same may be amended or supplemented from time to time, or an omission or alleged omission to state a material fact necessary to make any such statement made explicitly in Baxter's name not misleading.

(D)
The Separation and Distribution Agreement also specifies procedures with respect to claims subject to indemnification and related matters.

(E)
Each of the parties agreed to cooperate with the other party and use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things necessary or advisable under applicable law or contractual obligations to complete the transactions contemplated by, and effect the provisions and purposes of, the Separation and Distribution Agreement and the other transaction agreements. The separation agreement provides that, in the event that the transfer of certain assets and liabilities to Baxalta or Baxter, as applicable, did not occur prior to the distribution (including as a result of governmental or other required third party consents not being received prior to such time), then until such assets or liabilities are able to be transferred, Baxalta or Baxter, as applicable, will hold such assets on behalf of and for the benefit of the other party and will pay, perform, and discharge such liabilities, for which the other party will reimburse Baxter or Baxalta, as applicable, for all payments made in connection with the performance and discharge of such liabilities.

(F)
The Separation and Distribution Agreement also governs the rights and obligations of Baxter and Baxalta regarding the distribution.

(G)
Under the Separation and Distribution Agreement, following the distribution, Baxalta and Baxter are obligated to provide to each other access to information in certain circumstances. The Separation and Distribution Agreement also imposes obligations with respect to retention of information and confidentiality.

(H)
The Separation and Distribution Agreement provides for the allocation among the parties of rights and obligations under existing insurance policies with respect to occurrences prior to completion of the distribution and sets out procedures for the administration of insured claims. In addition, the Separation and Distribution Agreement allocates between the parties the right to proceeds and the obligation to incur certain deductibles under certain insurance policies.

11.6 Transition Services Agreement

(A)
Baxalta and Baxter entered into a Transition Services Agreement prior to the distribution pursuant to which Baxalta and Baxter and their respective subsidiaries provide to each other, on an interim, transitional basis, various services. The services to be provided by Baxter include, among others, finance, information technology, human resources, quality supply chain and certain other administrative services, and will generally be provided on a cost-plus basis. The services generally commenced on the distribution date and will generally terminate within 24 months (or 36 months in the case of certain information technology services) following the distribution date.

(B)
Baxalta anticipates that it will be in a position to complete the transition away from most of these transitional services on or before the date that is 24 months following the distribution date, or 36 months in the case of certain information technology services. The recipient of services will generally have the right to terminate any or all services upon 180 days' notice and will have the right to extend the initial duration of some or all of the services for up to six months.

11.7 Long Term Services Agreement

Baxter and Baxalta entered into a Long Term Services Agreement prior to the distribution pursuant to which Baxter and Baxalta and their respective subsidiaries provide to each other certain services at facilities shared by the parties following the distribution element of the Spin-Off. These services include providing utilities and other critical services, the absence of which could disrupt the parties' operations. The recipient of services generally has the right to terminate any or all services upon 180 days' notice. The services are generally provided on a cost basis in light of the services generally allowing the parties to each benefit from the continued sharing of fixed costs for services used by each of them.

11.8 Tax Matters Agreement

(A)
Baxalta and Baxter entered into the Tax Matters Agreement prior to the distribution which generally governs Baxalta's and Baxter's respective rights, responsibilities and obligations after the Spin-Off with respect to taxes for any tax period ending on or before the distribution date, as well as tax periods beginning before and ending after the distribution date. In addition, the Tax Matters Agreement addresses the allocation of liability for taxes that are incurred as a result of restructuring activities undertaken to effect the distribution element of the Spin-Off. The Tax Matters Agreement also provides that Baxalta is liable for taxes incurred by Baxter that may arise if Baxalta takes, or fails to take, as the case may be, certain actions that may result in the distribution element of the Spin-Off failing to meet the requirements of a tax-free distribution under Section 355 of the Code. In addition, under the Tax Matters Agreement, Baxalta is required to indemnify Baxter against any tax liabilities resulting from Baxalta's action or inaction that cause the Baxter Transactions to be taxable.

(B)
The Letter Agreement modifies certain terms of the Tax Matters Agreement. For further details, see paragraph 10.2 above.

11.9 Manufacturing and Supply Agreement

(A)
Baxalta entered into a Manufacturing and Supply Agreement with Baxter prior to the distribution element of the Spin-Off pursuant to which Baxalta or Baxter, as the case may be, will manufacture, label and package products for the other party.

(B)
The terms of the Manufacturing and Supply Agreement range in initial duration from five to 10 years, with the five-year arrangements generally having a single one-year extension right and the 10-year arrangements having four five-year extension rights. The manufacturing and supply obligations will generally be performed on a cost-plus basis.

(C)
The terms of the Manufacturing and Supply Agreement are subject to early termination at the option of the purchaser upon not less than one-year's notice, and are also subject to termination in the event of ongoing breach not cured within 60 days or a bankruptcy-related event of the other party.

(D)
The Manufacturing and Supply Agreement provides Baxalta the right during the 10-year initial term for manufacturing of Baxalta's Flexbumin products (plus any extension period thereafter when Baxter continues to have such production capabilities) to purchase equipment that includes Baxter proprietary technology used to manufacture Baxalta's Flexbumin product line. Any such equipment purchased by Baxalta is at Baxter's fully loaded costs thereof, plus the same mark-up applied to other production under the Manufacturing and Supply Agreement. Baxalta's rights to such technology are limited by the terms of the Galaxy Licence Agreement (see paragraph 11.13 below), including with respect to the use of such technology and the physical location and ownership of any such equipment.

11.10  Employee Matters Agreement

(A)
Baxalta also entered into an Employee Matters Agreement with Baxter. The Employee Matters Agreement allocates assets, liabilities and responsibilities relating to employee compensation and benefit plans and programmes and other related matters in connection with the separation, including the treatment of outstanding incentive awards and certain retirement and welfare benefit obligations, both in and outside the U.S.

(B)
The Employee Matters Agreement provides that, unless otherwise specified, Baxalta will be responsible for liabilities associated with employees who transferred to Baxalta, whether incurred prior to or after the distribution element of the Spin-Off, and Baxter will be responsible for liabilities associated with other employees, including employees retained by Baxter and, except in only a limited number of locations, any former employee.

(C)
Baxalta employees generally became eligible to participate in Baxalta benefit plans as of the distribution date. In general, Baxalta benefit plans contain terms substantially similar to those of the corresponding Baxter plans.

(D)
In general, Baxalta will credit each employee with his or her service with Baxter prior to the distribution for all purposes under the Baxalta benefit plans, so long as such crediting does not result in a duplication of benefits.

(E)
In accordance with the Employee Matters Agreement, Baxalta has established a deferred compensation plan (the "Baxalta DCP"), with terms comparable in the aggregate to those of the Baxter and Subsidiaries Deferred Compensation Plan as of the distribution date, except that the investment options are different under the Baxalta DCP. Additionally, Baxalta assumed, and has caused the Baxalta DCP to assume, all liabilities for obligations under the Baxter and Subsidiaries Deferred Compensation Plan for the benefits of each transferred employee. Also, Baxter and Baxalta have caused the accounts of each transferred employee participating in the Baxter and Subsidiaries Deferred Compensation Plan to be transferred to the Baxalta DCP. Baxalta has credited each transferred employee's account with the amount deferred by such person into the Baxter and Subsidiaries Deferred Compensation Plan as of the employment transfer date (plus employer contributions) and will recognise and honour all deferral and distribution elections made by such individual.

(F)
Baxalta has also established pension and retirement plans (whether defined contribution or defined benefit) with terms reasonably comparable to the corresponding plans at Baxter; provided that in a limited number of countries the parties will continue to share plans for a transitional period. The assets and liabilities under the corresponding Baxter plans with respect to transferred employees have been or will be transferred to the corresponding Baxalta plan. Transferred employees are eligible to participate in such Baxalta plans to the extent they were eligible to participate in the corresponding Baxter plans as of the applicable pension separation date or employment transfer date, and they will receive credit for Baxter service to the extent credited under the corresponding Baxter plan and recognition for compensation paid by Baxter that was recognised under the corresponding Baxter plan as though it were compensation paid by Baxalta.

11.11  Welfare plans

(A)
Baxalta has established U.S. health and welfare plans with terms comparable in the aggregate to the corresponding Baxter health and welfare plans. Baxalta will use commercially reasonable efforts to cause such plans to waive for purposes of initial enrolment all limitations as to pre-existing conditions, service conditions or waiting periods that were not in effect under the corresponding Baxter health and welfare plans as of the date on which the relevant employees were transferred to Baxalta pursuant to the Spin-Off, and to take into account eligible expenses incurred by a transferred employee in the portion of the year prior to the transfer date for purposes of satisfying deductible and other out-of-pocket requirements, as well as prior claim experience with the corresponding Baxter health and welfare plans with respect to maximum benefits available.

(B)
In accordance with the Employee Matters Agreement, Baxter retains liability for claims incurred under the Baxter health and welfare plans, except that Baxalta is responsible for claims incurred by employees who have transferred to Baxalta. Baxalta shall generally be responsible for disability benefits with respect to transferred employees, subject to exceptions specified in the Employee Matters Agreement. Following the distribution date, Baxalta employees will generally participate in

  Baxalta health and welfare plans. Baxter retains liability for retiree medical and life insurance benefits for employees continuing with Baxter and for former employees.

11.12  Trademark Licence Agreement

(A)
Baxalta and Baxter entered into a transitional Trademark Licence Agreement pursuant to which each has granted the other a non-exclusive, royalty-free and worldwide licence to use certain of each other's trademarks following the distribution of Baxalta pursuant to the Spin-Off, with the licence granted to Baxter limited to use by Baxter in its performance of its obligations under the separation transaction agreements.

(B)
The licence granted to Baxalta allows it to continue using certain of Baxter's trademarks (including the Baxter name) in order to provide time for Baxalta to rebrand or phase out its use of the licensed marks. Baxalta will use commercially reasonable efforts to take all such actions necessary to allow it to conduct its business without using Baxter's trademarks and will generally discontinue such use as soon as reasonably practicable. In addition to the general requirement that Baxalta discontinue use as soon as reasonably practicable, Baxalta is required to cease all use of the licensed marks within a specified period of time after the distribution date. If Baxalta is unable to discontinue use of the licensed marks within these time frames, it may request Baxter's consent for an extension with such consent not to be unreasonably withheld. Baxter may immediately terminate its licence to Baxalta if Baxalta breaches any of its obligations under the agreement and fails to cure such breach within a reasonable period of time.

11.13  Galaxy Licence Agreement

(A)
Baxalta entered into an intellectual property licence agreement with Baxter pursuant to which Baxalta received a perpetual, non-transferrable, non-sub-licensable, royalty-free, fully paid, worldwide licence to certain intellectual property known as the Galaxy technology in order to allow Baxalta to continue using such technology in its plasma-derived products. This licence primarily provides Baxalta with the right to Galaxy trademarks, as well as know-how and trade secrets necessary to operate and maintain (but not to manufacture) equipment using the Galaxy technology. The licence is exclusive to Baxalta with respect to the production and packaging of products that are primarily and directly derived from the fractionation of plasma, and Baxalta's rights only apply to the production and packaging of any of Baxalta's products that are primarily and directly derived from the fractionation of plasma.

(B)
The licence rights granted to Baxalta only apply with respect to specified equipment purchased or otherwise transferred from Baxter, and only with respect to the use of such equipment at a list of Baxalta-owned locations agreed upon in advance by Baxter and Baxalta.

(C)
The licence is subject to termination in the event of ongoing breach not cured within 45 days, a bankruptcy-related event of the other party or in connection with any assignment in violation of the agreement. Following any termination or at any time when Baxter has the right to terminate the licence agreement, Baxter will have the right to purchase any of the specified equipment to which the licence rights apply or applied at a price equal to the then-current net book value of such equipment.

11.14  International Commercial Operations Agreement

The local separation of Baxalta's business in certain countries outside the U.S. did not occur prior to the date of the distribution of Baxalta pursuant to the Spin-Off due to regulatory requirements, the need to obtain consents from local governmental authorities, and other business reasons. The International Commercial Operations Agreement provides for the conduct of the Baxalta business by Baxter in such countries until the local separation is completed, and provides that Baxalta will be subject to all the risks and burdens of, and will be entitled to all the rewards generated by, the Baxalta business during such period. The International Commercial Operations Agreement also governs the process for the local separation of Baxalta's business following the distribution date.

11.15  Shareholders' and Registration Rights Agreement

(A)
Baxter and Baxalta entered into a Shareholders' and Registration Rights Agreement pursuant to which Baxalta agreed that, upon the request of Baxter or certain subsequent transferees as further defined therein, Baxalta will use reasonable efforts to effect the registration under applicable U.S. federal and state securities laws of any shares of Baxalta's common stock retained by Baxter. In addition, Baxter agreed to vote any shares of Baxalta's common stock that it retains immediately after the distribution in proportion to the votes cast by Baxalta's other shareholders. In connection with such agreement, Baxter granted Baxalta a proxy to vote its shares of Baxalta's retained common stock in such proportion. Such proxy, however, will be automatically revoked as to a particular share upon any sale or transfer of such share from Baxter to a person other than Baxter. On 1 September 2015, Baxalta filed a registration statement pursuant to a demand registration exercised by Baxter under the Shareholders' and Registration Rights Agreement. In connection with the offering, Baxter intends to exchange shares of Baxalta's common stock for indebtedness of Baxter held by the selling stockholder pursuant to a debt-for-equity exchange agreement. Concurrent with the execution of the debt-for-equity exchange agreement, Baxter will assign its registration-related rights under the Shareholders' and Registration Rights Agreement with respect to the shares of common stock to be sold to the selling shareholder, and the selling shareholder will become a party to such agreement. The Letter Agreement modifies certain aspects of the Shareholders' and Registration Rights Agreement. Please see paragraph 10.2 above for further information.

(B)
The offer contemplated by this offer to exchange is not prohibited by the Shareholders' and Registration Rights Agreement and will not result in its termination. Baxter's registration rights will continue to be in effect and apply to the Shire ADSs following the consummation of the offer and the second-step merger, until such rights are terminated pursuant to the Shareholders' and Registration Rights Agreement.

12.   Financing arrangements of the Shire Group

The contracts summarised in this paragraph 12 constitute Shire's material contracts for the purpose of paragraph 10 above.

12.1 Financing Agreements

(A)
Revolving Credit Facility

On 12 December 2014, Shire entered into a $2.1 billion revolving credit facilities agreement (the "RCF") with a number of financial institutions, for which Abbey National Treasury Services PLC (trading as Santander Global Banking and Markets), Bank of America Merrill Lynch International Limited, Barclays Bank PLC, Citigroup Global Markets Limited, Lloyds Bank PLC, The Royal Bank of Scotland PLC and Sumitomo Mitsui Banking Corporation acted as mandated lead arrangers and bookrunners and DNB Bank ASA, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Credit Suisse AG, London Branch, Deutsche Bank Luxembourg S.A., Goldman Sachs Bank USA, Mizuho Bank, Ltd. and Morgan Stanley Bank International Limited acted as arrangers. Shire is an original borrower and original guarantor under the RCF. Shire has agreed to act as guarantor for any of its subsidiaries that become additional borrowers under the RCF. As at 31 December 2015 Shire had utilised $750 million of the RCF.

The RCF, which terminates on 12 December 2020, may be applied towards financing the general corporate purposes of Shire. The RCF incorporates a $250 million U.S. dollar and euro swingline facility operating as a sub-limit thereof.

Interest on any loans made under the RCF is payable on the last day of each interest period, which may be one week or one, two, three or six months at the election of Shire, or as otherwise agreed with the lenders. The interest rate for the RCF is: LIBOR (or, in relation to any revolving loan in euro, EURIBOR); plus 0.30 per cent. per annum subject to change depending upon (i) the prevailing ratio of Net Debt to EBITDA (each as defined in the RCF) in respect of the most recently completed financial year or financial half year and (ii) the occurrence and continuation of an event of default in respect of the financial covenants or the failure to provide a compliance certificate.

Shire shall also pay (i) a commitment fee equal to 35 per cent. of the applicable margin on available commitments under the RCF for the availability period applicable thereto and (ii) a utilisation fee equal to (a) 0.10 per cent. per year of the aggregate of all outstanding loans up to an aggregate base currency amount equal to $700 million, (b) 0.15 per cent. per year of the amount by which the aggregate base currency amount of all outstanding loans exceeds $700 million but is equal to or less than $1.4 billion and (c) 0.30 per cent. per year of the amount by which the aggregate base currency amount of all outstanding loans exceeds $1.4 billion.

The RCF includes customary representations and warranties, covenants and events of default, including requirements that Shire's (i) ratio of Net Debt to EBITDA in respect of the most recently-ended 12-month relevant period (each as defined in the RCF) must not, at any time, exceed 3.5:1 except that, following an acquisition fulfilling certain criteria, Shire may on a once-only basis elect to increase this ratio to (a) 5.5:1 for the relevant period in which the acquisition was completed (b) 5.0:1 in respect of the first relevant period following the relevant period in which the acquisition was completed, and (c) 4.5:1 in respect of the second relevant period following the relevant period in which the acquisition was completed, and (ii) ratio of EBITDA to Net Interest for the most recently ended 12-month Relevant Period (each as defined in the RCF) must not be less than 4.0:1.

The RCF restricts, subject to certain exceptions, Shire's ability to incur additional financial indebtedness, grant security over its assets or provide loans/grant credit. Further, any lender may require mandatory prepayment of its participation if there is a change of control of Shire, subject to certain exceptions for schemes of arrangement and analogous schemes.

Events of default under the RCF include, subject to customary grace periods and materiality thresholds: (i) non-payment of any amounts due under the finance documents (as defined in the RCF), (ii) failure to satisfy any financial covenants, (iii) material misrepresentation in any of the finance documents, (iv) failure to pay, or certain other defaults, under other financial indebtedness, (v) certain insolvency events or proceedings, (vi) material adverse changes in the business, operations, assets or financial condition of Shire as a whole, (vii) if it becomes unlawful for Shire (or any successor parent company) or any of their respective subsidiaries that are parties to the RCF to perform their obligations thereunder, or (viii) if Shire (or any successor parent company) or any subsidiary thereof which is a party to the RCF repudiates such agreement or other finance document, among others.

The RCF is governed by English law.

(B)
January 2015 Facility Agreement

On 11 January 2015, Shire entered into an $850 million term facility agreement with, among others, Citigroup Global Markets Limited (acting as mandated lead arranger and bookrunner) (the "January 2015 Facility Agreement") with an original maturity date of 10 January 2016. The maturity date was subsequently extended to 11 July 2016 in line with the provisions within the January 2015 Facility Agreement allowing the maturity date to be extended twice, at Shire's option, by six months on each occasion.

The January 2015 Facility Agreement was available to finance the purchase price payable in respect of Shire's acquisition of NPS Pharma (including certain related costs). On 28 September 2015, Shire reduced the January 2015 Facility Agreement by $100 million. As at 31 December 2015, the January 2015 Facility Agreement was fully utilised in the amount of $750 million. In January 2016 and at various points thereafter, Shire cancelled parts of the January 2015 Facility Agreement. On 22 February 2016, Shire repaid in full the remaining balance of $100 million.

(C)
November 2015 Facilities Agreement

On 2 November 2015, Shire (as original guarantor and original borrower) entered into a $5.6 billion facilities agreement with, among others, Morgan Stanley Bank International Limited and Deutsche Bank AG, London Branch (acting as mandated lead arrangers and bookrunners) (the "November 2015 Facilities Agreement"). The November 2015 Facilities Agreement comprises three credit facilities: (i) a $1.0 billion term loan facility which, subject to a one year extension option exercisable at Shire's option, matures on 2 November 2016 ("Facility A"), (ii) a $2.2 billion amortising term loan facility which matures on 2 November 2017 ("Facility B"), and (iii) a $2.4 billion amortising term loan facility which matures on 2 November 2018 ("Facility C").

On 22 January 2016, the November 2015 Facilities Agreement was utilised in full to finance the purchase price payable in respect of Shire's acquisition of Dyax, including certain costs related to the acquisition.

Interest on any loans made under the November 2015 Facilities Agreement is payable on the last day of each interest period, which may be one week or one, two, three or six months, or as otherwise agreed with the lenders. The interest rate applicable is LIBOR plus, in the case of Facility A, 0.55 per cent. per annum, in the case of Facility B, 0.65 per cent. per annum and, in the case of Facility C, 0.75 per cent. per annum, in each case until delivery of the first compliance certificate required to be delivered after the date of the November 2015 Facilities Agreement and is subject to change thereafter depending on (i) the prevailing ratio of Net Debt to EBITDA (each as defined in the November 2015 Facilities Agreement) in respect of the most recently completed financial year or financial half year, and (ii) the occurrence and continuation of an event of default in respect of the financial covenants or failure to provide a compliance certificate.

The November 2015 Facilities Agreement includes customary representations and warranties, covenants and events of default, including requirements that Shire's: (i) ratio of Net Debt to EBITDA in respect of the most recently ended 12-month Relevant Period (each as defined in the November 2015 Facilities Agreement) must not, at any time, exceed 3.5:1, except that following an acquisition fulfilling certain criteria, Shire may elect on a once-only basis to increase this ratio to (a) 5.5:1 for the Relevant Period in which the acquisition was completed, (b) 5.0:1 in respect of the first Relevant Period following the Relevant Period in which the acquisition was completed and (c) 4.5:1 in respect of the second Relevant Period following the Relevant Period in which the acquisition was completed, and (ii) ratio of EBITDA to Net Interest in respect of the most recently ended Relevant Period (each as defined in the November 2015 Facilities Agreement) must not be less than 4.0:1.

The November 2015 Facilities Agreement restricts, subject to certain exceptions, Shire's ability to incur additional financial indebtedness, grant security over its assets or provide loans/grant credit. Further, any lender may require mandatory prepayment of its participation if there is a change of control of Shire, subject to certain exceptions for schemes of arrangement and analogous schemes.

Events of default under the November 2015 Facilities Agreement include, subject to customary grace periods and materiality thresholds: (i) non-payment of any amounts due under the Finance Documents (as defined in the November 2015 Facilities Agreement), (ii) failure to satisfy any financial covenants, (iii) material misrepresentation in any of the Finance Documents, (iv) failure to pay, or certain other defaults, under other financial indebtedness, (v) certain insolvency events or proceedings, (vi) material adverse changes in the business, operations, assets or financial condition of Shire as a whole, (vii) if it becomes unlawful for Shire (or any successor parent company) or any of their respective subsidiaries that are parties to the November 2015 Facilities Agreement to perform their obligations thereunder or (viii) if Shire (or any successor parent company) or any subsidiary thereof which is a party to the November 2015 Facilities Agreement repudiates the November 2015 Facilities Agreement or any other Finance Document, among others.

The November 2015 Facilities Agreement is governed by English law.

(D)
2016 Facility Agreement (also referred to as the "Bridge Facility")

On 11 January 2016, Shire (as original guarantor and original borrower) entered into an $18 billion bridge facilities agreement with, among others, Barclays Bank PLC and Morgan Stanley Bank International Limited (acting as mandated lead arrangers and bookrunners) and Barclays Bank PLC (acting as agent) (the "2016 Facilities Agreement"). The 2016 Facilities Agreement comprises two credit facilities: (i) a $13 billion term loan facility which, subject to a one-year extension option exercisable at Shire's option, matures on 11 January 2017 ("Facility A"), and (ii) a $5 billion revolving loan facility which, subject to a one-year extension option exercisable at Shire's option, matures on 11 January 2017 ("Facility B" and together with Facility A, the "2016 Facilities"). Shire has agreed to act as guarantor for any of its subsidiaries that become additional borrowers under the 2016 Facilities Agreement. As of 22 February 2016, the 2016 Facilities Agreement was undrawn.

Facility A may be used to finance the purchase price payable in respect of Shire's proposed acquisition of Baxalta and certain costs related to the acquisition. Facility B may be used to finance (i) the redemption of all or part of the Notes (as defined in paragraph 13 below) and/or (ii) refinance (by way of rollover loan) any Facility B loan previously utilised.

Interest on any loans made under the 2016 Facilities Agreement will be payable on the last day of each interest period, which may be one week or one, two, three or six months, or as otherwise agreed with the lenders. The interest rate applicable the 2016 Facilities Agreement is LIBOR plus 1.25 per cent. per annum, increasing by: (i) 0.25 per cent. per annum on 11 July 2016 and on each subsequent date falling at three-month intervals thereafter until (and excluding) 11 April 2017, and (ii) 0.50 per cent. per annum on 11 April 2017 and on each subsequent date falling at three-month intervals thereafter.

Shire shall also pay a commitment fee on the available but unutilised commitments under the January 2016 Facilities Agreement for the availability period applicable to each facility. With effect from first utilisation, the commitment fee rate will be 35 per cent. of the applicable margin. Before first utilisation, the commitment fee rate shall be increased in stages from 10 per cent. to 35 per cent. of the applicable margin by May 2016.

The 2016 Facilities Agreement includes customary representations and warranties, covenants and events of default, including requirements that Shire's (i) ratio of Net Debt to EBITDA in respect of the most recently ended 12-month Relevant Period (each as defined in the 2016 Facilities Agreement) must not, at any time, exceed 3.5:1, except that following the Merger, or any other acquisition fulfilling certain criteria, Shire may elect on a once-only basis to increase this ratio to (a) 5.5:1 for the Relevant Period in which the acquisition was completed, (b) 5.0:1 in respect of the first Relevant Period following the Relevant Period in which the acquisition was completed and (c) 4.5:1 in respect of the second Relevant Period following the Relevant Period in which the acquisition was completed, and (ii) the ratio of EBITDA to Net Interest, for the most recently ended 12-month Relevant Period (each as defined in the 2016 Facilities Agreement) must not be less than 4.0:1.

The 2016 Facilities Agreement restricts (subject to certain exceptions) Shire's ability to incur additional financial indebtedness, grant security over its assets or provide loans/grant credit. Further, any lender may require mandatory prepayment of its participation if there is a change of control of Shire, subject to certain exceptions for schemes of arrangement and analogous schemes. In addition, in certain circumstances and subject to certain broad exceptions, the net cash proceeds of disposals and certain issues, loans, sales or offerings of debt securities by any member of the Shire Group must be applied in cancellation of the available commitments under the 2016 Facilities Agreement and (if applicable) mandatory prepayment of any loans made under the 2016 Facilities Agreement.

Events of default under the 2016 Facilities Agreement include (subject to customary grace periods and materiality thresholds): (i) non-payment of any amounts due under the Finance Documents (as defined in the 2016 Facilities Agreement), (ii) failure to satisfy any financial covenants, (iii) material misrepresentation in any of the Finance Documents, (iv) failure to pay, or certain other defaults, under other financial indebtedness, (v) certain insolvency events or proceedings, (vi) material adverse changes in the business, operations, assets or financial condition of Shire as a whole, (vii) if it becomes unlawful for Shire (or any successor parent company) or any of their respective subsidiaries that are parties to the 2016 Facilities Agreement to perform their obligations thereunder, or (viii) if Shire (or any successor company) or any subsidiary thereof which is a party to the 2016 Facilities Agreement repudiates the 2016 Facilities Agreement or any other Finance Document, among others.

The 2016 Facilities Agreement is governed by English law.

12.3 Secured non-recourse debts

Prior to its acquisition by Shire, NPS Pharma had:

(A)
partially monetised rights to receive future royalty payments from Amgen's sales of SENSIPAR and MIMPARA through the issuance of $145 million of non-recourse debt that is both serviced and secured by SENSIPAR and MIMPARA royalty revenue;

(B)
sold to DRI Capital Inc. ("DRI") certain rights to receive up to $96 million of future royalty payments arising from Kyowa Hakko Kirin's sales of REGPARA and granted DRI a security interest in the licence agreement with Kyowa Hakko Kirin, certain patents and other intellectual property related to REGPARA which DRI would be entitled to enforce in the event of default by NPS Pharma; and

(C)
partially monetised PTH-184 (now marketed as NATPARA) through an agreement with an affiliate of DRI pursuant to which NPS Pharma, its licensees and its predecessors in interest are obligated to pay up to $125 million royalties on sales of PTH-184. Additionally, NPS Pharma granted DRI a security interest in certain patents and other intellectual property related to PTH-184 which DRI would be entitled to enforce in the event of default by NPS Pharma.

  Following the acquisition of NPS Pharma Shire, has assumed these secured non-recourse debt obligations. In May 2015, Shire notified Amgen that it intended to repay in full the remaining non-recourse debt. The repayment was effected on 15 May 2015 by Amgen withholding certain royalties that were due to Shire from SENSIPAR and MIMPARA sales in the first quarter of 2015.

(D)
Short-term uncommitted lines of credit ("Credit lines")

Shire has access to various Credit lines from a number of banks which provide flexibility to short-term cash management procedures. These Credit lines can be withdrawn by the banks at any time. The Credit lines are not relied upon for core liquidity.

13.   Financing arrangements of the Baxalta Group

From 31 December 2014, until the date of the senior notes offering described at 13.1 below, Baxalta was not the legal obligor of the debt and Baxter's borrowings were not directly attributable to the business activities of Baxalta. Accordingly, Baxalta's third party debt and related interest expenses were not allocated to Baxalta.

13.1 Baxalta Indenture and First Supplemental Indenture

On 23 June 2015, Baxalta entered into an indenture with The Bank of New York Mellon Trust Company, N.A. as trustee (the "Trustee") (as supplemented by the first supplemental indenture dated 23 June 2015, the "Indenture"), relating to the issuance by Baxalta of senior notes with a total aggregate principal amount of $5 billion, consisting of: (i) $375,000,000 aggregate principal amount of floating rate senior notes bearing a floating rate of three-month LIBOR plus 0.780% due 2018 (the "Floating Rate Notes"); (ii) $375,000,000 aggregate principal amount of 2.000% senior notes due 2018 (the "2018 Notes"); (iii) $1,000,000,000 aggregate principal amount of 2.875% senior notes due 2020 (the "2020 Notes"); (iv) $500,000,000 aggregate principal amount of 3.600% senior notes due 2022 (the "2022 Notes"); (v) $1,750,000,000 aggregate principal amount of 4.000% senior notes due 2025 (the "2025 Notes"); and (vi) $1,000,000,000 aggregate principal amount of 5.250% senior notes due 2045 (the "2045 Notes" and together with the 2018 Notes, the 2020 Notes, the 2022 Notes and the 2025 Notes, the "Fixed Rate Notes"). The Fixed Rate Notes and the Floating Rate Notes are collectively hereinafter referred to as the "Notes" and each of the Floating Rate Notes, the 2018 Notes, the 2020 Notes, the 2022 Notes, the 2025 Notes and the 2045 Notes are hereinafter referred to as a "series" of Notes.

The Notes were issued and sold in a private placement to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act and in offshore transactions to non-U.S. persons pursuant to Regulation S under the U.S. Securities Act.

Interest on the 2020 Notes, the 2022 Notes, the 2025 Notes and the 2045 Notes is payable semi-annually on 23 June and 23 December of each year, beginning from 23 December 2015. Interest on the 2018 Notes is payable semi-annually on 22 June and 22 December of each year, beginning from 22 December 2015. Interest on the Floating Rate Notes is payable quarterly on 22 March, 22 June, 22 September and 22 December of each year, beginning from 22 September 2015.

Baxalta may not redeem the Floating Rate Notes prior to their maturity date. Baxalta may elect to redeem the 2018 Notes at any time prior to their maturity date, the 2020 Notes at any time prior to the date that is one month prior to their maturity date, the 2022 Notes at any time prior to the date that is two months prior to their maturity date, the 2025 Notes at any time prior to the date that is three months prior to their maturity date and the 2045 Notes at any time prior to the date that is six months prior to their maturity date, in each case in whole or in part, from time to time, at Baxalta's option, at the applicable "make-whole" redemption price.

The Indenture also provides that an offer to repurchase the Notes must be made following a Change of Control Triggering Event (as defined in the Indenture, being a change of control event which, within a certain period of time, results in a lowering of the rating on the Notes below investment grade). There is no obligation on noteholders to tender their Notes in response to any such offer. Any Notes so tendered must be repurchased at 101 per cent. of the aggregate principal amount of such Notes plus accrued and unpaid interest thereon to the date of repurchase.

On or after the date that is one month prior to their maturity date (in the case of the 2020 Notes), two months prior to their maturity date (in the case of the 2022 Notes), three months prior to their maturity date (in the case of the 2025 Notes) and six months prior to their maturity date (in the case of the 2045 Notes), such Notes will be redeemable in whole at any time, or in part from time to time, at Baxalta's option at a redemption price equal to 100 per cent. of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to the date of redemption.

Subject to certain qualifications and exceptions, the Indenture limits Baxalta's ability and the ability of Baxalta's subsidiaries to create or permit to exist mortgages with respect to such principal U.S. domestic properties and to enter into sale and leaseback transactions with respect to principal U.S. domestic properties, and limits Baxalta's ability to merge or consolidate with any other entity or convey, transfer or lease Baxalta's properties and assets substantially as an entirety.

The Indenture also provides for certain events of default with respect to each series of Notes (subject, in certain cases, to receipt of notice of default and/or customary grace or cure periods), including, but not limited to: (i) failure to pay interest for 30 days, (ii) failure to pay principal when due, (iii) failure to perform, or breach of, any other covenant or warranty in the Indenture for 90 days after notice is given by the Trustee or the holders of not less than 25% in aggregate principal amount of the outstanding Notes of such series, and (iv) certain specified events of bankruptcy, insolvency or reorganisation of Baxalta.

13.2 U.S.$1,200,000,000 Five-Year Credit Agreement

On 1 July 2015, Baxalta entered into a $1,200,000,000 five-year senior revolving credit agreement (the "Credit Agreement") between, among others, Baxalta (as borrower), Bank of America, N.A. and Citibank, N.A. (as syndication agents), JPMorgan Chase Bank, National Association (as administrative agent) and J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. (as co-lead arrangers and joint bookrunners). The Credit Agreement incorporates a $100,000,000 swingline facility operating as a sub-limit thereof and also provides for the issuance of letters of credit.

The Credit Agreement enables Baxalta to borrow funds in U.S. dollars on an unsecured basis at variable interest rates, with interest payable at variable intervals depending on the specific interest period for, and the type of, each advance thereunder. Advances under the Credit Agreement must be applied for general corporate purposes.

Baxalta may, from time to time and at its option, seek to increase the aggregate commitment under the Credit Agreement by up to $625,000,000 which would result in a maximum aggregate commitment of up to $1,825,000,000.

The Credit Agreement includes customary representations and warranties and covenants, including restrictions on Baxalta ability to (i) grant security (subject to certain exceptions) over its assets and (ii) merge or consolidate with any other entity or convey, transfer or lease Baxalta's properties and assets substantially as a whole and requirements that Baxalta's (x) Net Leverage Ratio (as defined in the Credit Agreement) at the end of any fiscal quarter must not be greater than 3.5:1 (except that, following an acquisition fulfilling certain criteria, such ratio shall be increased to 4.0:1 for the four fiscal quarter ends next following the completion of such acquisition), and (y) Interest Coverage Ratio (as defined in the Credit Agreement) must not be less than 3.0:1 as at the end of each fiscal quarter.

The Credit Agreement includes customary events of default (subject, in certain cases, to receipt of notice of default and/or customary grace or cure periods), including, among others: (i) non-payment of any amounts due under the Credit Agreement, (ii) failure to satisfy any financial covenants, (iii) material misrepresentation in connection with the Credit Agreement or any advance of letter of credit thereunder, (iv) Baxalta or a material subsidiary failing to pay other financial indebtedness in an amount not less than $150,000,000 (or such other financial indebtedness being accelerated, declared due and payable or being required to be prepaid prior to its stated maturity), (v) certain insolvency events or proceedings, or (vi) a change of control of Baxalta (being, pursuant to the first amendment to the Credit Agreement dated 12 November 2015 (the "First Amendment"), the acquisition of ownership, directly or indirectly, beneficially or of record, by any person or group of 50 per cent. or more of the aggregate ordinary voting power represented by the issued and outstanding equity interests of Baxalta).

The obligations of the lenders under the Credit Agreement to provide advances will terminate on the earlier of (i) 1 July 2020, and (ii) the date on which the commitments shall have been reduced to zero or terminated in whole pursuant to the terms of the Credit Agreement, including at the option of banks holding a majority of the commitments during the existence of an event of default.

13.3 EUR 200,000,000 Five-Year Credit Agreement

Baxalta has also entered into a Euro-denominated senior revolving credit facility in an aggregate principal amount of up to €200,000,000 maturing in 2020, on terms similar to the Credit Agreement (as amended by the First Amendment).

14.   Significant subsidiaries

14.1 Shire Group

Shire is the principal operating and holding company of the Shire Group. The principal subsidiaries and subsidiary undertakings of Shire are set out in the table below:

Name	Country of incorporation	Proportion of ownership interest
Allelix Neuroscience Inc (IN LIQUIDATION)	United States	wholly owned
Amsterdam Newco, Inc.	United States	wholly owned
Auralis Limited	United Kingdom	wholly owned
BearTracks, Inc.	United States	wholly owned
Bikam Pharmaceuticals, Inc.	United States	wholly owned
Cinacalcet Royalty Sub LLC	United States	wholly owned
DuoCort Pharma AB	Sweden	wholly owned
Dyax Corp	United States	wholly owned
Dyax Limited	United Kingdom	wholly owned
Farboud Pty Ltd	Australia	wholly owned
FerroKin BioSciences, Inc.	United States	wholly owned
Fibrotech Therapeutics Pty Ltd	Australia	wholly owned
Foresight Biotherapeutics, Inc.	United States	wholly owned
Jerini Holding Limited (IN LIQUIDATION)	Malta	wholly owned
Jerini Ophthalmic Holding GmbH	Germany	wholly owned
Jerini Ophthalmic, Inc	United States	96 per cent. owned
Jerini Trading Limited (IN LIQUIDATION)	Malta	wholly owned
JPT Peptide Technologies Inc	United States	wholly owned
Knight Newco 1, Inc.	United States	wholly owned
Lotus Tissue Repair Inc	United States	wholly owned
Lumena Pharma UK Limited	United Kingdom	wholly owned
Lumena Pharmaceuticals LLC	United States	wholly owned
Meritage Pharma, Inc.	United States	wholly owned
Monmouth Pharmaceuticals Limited	United Kingdom	wholly owned
NPS Holdings Company	Canada	wholly owned
NPS Pharma Argentina S.R.L (IN LIQUIDATION)	Argentina	wholly owned
NPS Pharma Brasil Ltda	Brazil	wholly owned
NPS Pharma Canada Inc.	Canada	wholly owned
NPS Pharma France SAS	France	wholly owned
NPS Pharma Germany GmbH	Germany	wholly owned
NPS Pharma Holdings Limited	Ireland	wholly owned
NPS Pharma Holdings US, Inc	United States	wholly owned
NPS Pharma International Limited	Ireland	wholly owned
NPS Pharma Italy S.r.l.	Italy	wholly owned
NPS Pharma Japan GK	Japan	wholly owned
NPS Pharma Japan KK	Japan	wholly owned
NPS Pharma Sweden AB	Sweden	wholly owned
NPS Pharma Switzerland GmbH	Switzerland	wholly owned
NPS Pharma UK Limited	United Kingdom	wholly owned
NPS Pharmaceuticals, Inc.	United States	wholly owned
NPS Services, L.C.	United States	wholly owned
Pharma International Insurance Designated Activity Company	Ireland	wholly owned
Premacure AB	Sweden	wholly owned
Premacure Uppsala AB	Sweden	wholly owned
Rare Disease Charitable Foundation	United States	wholly owned
Rybar Laboratories Limited	United Kingdom	wholly owned
SARcode Bioscience Inc.	United States	wholly owned
SHGT Executive Services Inc.	United States	wholly owned
Shire (Shanghai) Pharmaceuticals Consultancy Co., Ltd.	China	wholly owned
Shire 2005 Investments Limited	Cayman Islands	wholly owned

Name	Country of incorporation	Proportion of ownership interest
Shire Acquisitions Investments Ireland Limited	Ireland	wholly owned
Shire Albania Sh.p.k	Albania	wholly owned
Shire Australia Pty Limited	Australia	wholly owned
Shire Austria GmbH	Austria	wholly owned
Shire Belgium BVBA	Belgium	wholly owned
Shire Biopharmaceuticals Holdings	United Kingdom	wholly owned
Shire Biopharmaceuticals Holdings Ireland Limited	Jersey	wholly owned
Shire Biopharmaceuticals Ireland Limited	Ireland	wholly owned
Shire Brandywine LLC	United States	wholly owned
Shire Bulgaria EOOD	Bulgaria	wholly owned
Shire Central & Eastern Europe GmbH	Germany	wholly owned
Shire Colombia S.A.S	Colombia	wholly owned
Shire Czech S.R.O.	Czech Republic	wholly owned
Shire Denmark ApS	Denmark	wholly owned
Shire Deutschland GmbH	Germany	wholly owned
Shire Deutschland Investments GmbH	Germany	wholly owned
Shire Development LLC	United States	wholly owned
Shire d.o.o. za trgovinu i usluge	Croatia	wholly owned
Shire Europe Finance	United Kingdom	wholly owned
Shire Europe Limited	United Kingdom	wholly owned
Shire Executive Services LLC	United States	wholly owned
Shire Farmacêutica Brasil LTDA	Brazil	wholly owned
Shire Finance Limited	Cayman Islands	wholly owned
Shire Finland Oy	Finland	wholly owned
Shire France S.A.	France	wholly owned
Shire Global Finance	United Kingdom	wholly owned
Shire Hellas Pharmaceuticals Import Export and Marketing S.A.	Greece	wholly owned
Shire Holdings Europe B.V.	Netherlands	wholly owned
Shire Holdings Europe Limited	United Kingdom	wholly owned
Shire Holdings Europe No.2 S.a.r.l.	Luxembourg	wholly owned
Shire Holdings Ireland	Ireland	wholly owned
Shire Holdings Ireland No.2 Limited	Ireland	wholly owned
Shire Holdings Ireland No.3 Limited	Ireland	wholly owned
Shire Holdings Limited	Bermuda	wholly owned
Shire Holdings Luxembourg S.a.r.l.	Luxembourg	wholly owned
Shire Holdings UK Canada Limited	United Kingdom	wholly owned
Shire Holdings UK Limited	United Kingdom	wholly owned
Shire Holdings US AG	United States	wholly owned
Shire Human Genetic Therapies (Canada) Inc.	Canada	wholly owned
Shire Human Genetic Therapies AB	Sweden	wholly owned
Shire Human Genetic Therapies Limited	United Kingdom	wholly owned
Shire Human Genetic Therapies S.A.	Argentina	wholly owned
Shire Human Genetic Therapies Securities Corporation	United States	wholly owned
Shire Human Genetic Therapies UK Limited	United Kingdom	wholly owned
Shire Human Genetic Therapies, Inc	United States	wholly owned
Shire Hungary Kft	Hungary	wholly owned
Shire Ilac Ticaret Limited Sirketi	Turkey	wholly owned
Shire Incorporated	United States	wholly owned
Shire Intellectual Property 2 SRL	Barbados	wholly owned
Shire Intellectual Property Ireland Limited	Ireland	wholly owned
Shire Intellectual Property SRL	Barbados	wholly owned
Shire International Finance GmbH	Switzerland	wholly owned
Shire International GmbH	Switzerland	wholly owned
Shire International Licensing BV	Netherlands	wholly owned
Shire Investments & Finance (U.K.) Company	United Kingdom	wholly owned
Shire Invicta US Inc	United States	wholly owned

Name	Country of incorporation	Proportion of ownership interest
Shire IP Services Corporation	Canada	wholly owned
Shire Ireland Finance Limited	Ireland	wholly owned
Shire Ireland Finance No.2 Limited	Ireland	wholly owned
Shire Ireland Investment Limited	Ireland	wholly owned
Shire Ireland Premacure Investment	Ireland	wholly owned
Shire Italia S.p.A.	Italy	wholly owned
Shire Japan KK	Japan	wholly owned
Shire Jersey Limited	Jersey	wholly owned
Shire Licensing V.O.F.	Netherlands	wholly owned
Shire LLC	United States	wholly owned
Shire Luxembourg Finance S.a.r.l.	Luxembourg	wholly owned
Shire Luxembourg Intellectual Property No.2 S.a.r.l.	Luxembourg	wholly owned
Shire Luxembourg Intellectual Property No.3 S.a.r.l.	Luxembourg	wholly owned
Shire Luxembourg Intellectual Property S.a.r.l.	Luxembourg	wholly owned
Shire Luxembourg S.a.r.l.	Luxembourg	wholly owned
Shire New Zealand Limited	New Zealand	wholly owned
Shire North American Group Inc.	United States	wholly owned
Shire Norway AS	Norway	wholly owned
Shire Orphan and Rare Diseases GmbH	Switzerland	wholly owned
Shire Orphan Therapies GmbH	Germany	wholly owned
Shire Orphan Therapies, LLC	United States	wholly owned
Shire Pharma Canada ULC	Canada	wholly owned
Shire Pharma Korea Yuhan Hoesa	Korea, Republic of	wholly owned
Shire Pharmaceutical Contracts Limited	United Kingdom	wholly owned
Shire Pharmaceutical Development Inc	United States	wholly owned
Shire Pharmaceutical Development Limited	United Kingdom	wholly owned
Shire Pharmaceutical Holdings Ireland Limited	Ireland	wholly owned
Shire Pharmaceutical Investment Holdings Limited (IN LIQUIDATION)	Malta	wholly owned
Shire Pharmaceutical Investment Limited (IN LIQUIDATION)	Malta	wholly owned
Shire Pharmaceutical Investment Trading Ireland	Ireland	wholly owned
Shire Pharmaceutical Investments 2008	Ireland	wholly owned
Shire Pharmaceuticals Finance Ireland Unlimited Company	Ireland	wholly owned
Shire Pharmaceuticals Group	United Kingdom	wholly owned
Shire Pharmaceuticals Iberica S.L.	Spain	wholly owned
Shire Pharmaceuticals International	Ireland	wholly owned
Shire Pharmaceuticals International Finance S.a r.l.	Luxembourg	wholly owned
Shire Pharmaceuticals Investments (British Virgin Islands) Limited	Virgin Islands, British	wholly owned
Shire Pharmaceuticals Investments 2007	Ireland	wholly owned
Shire Pharmaceuticals Ireland Limited	Ireland	wholly owned
Shire Pharmaceuticals Limited	United Kingdom	wholly owned
Shire Pharmaceuticals LLC	United States	wholly owned
Shire Pharmaceuticals Mexico SA de CV	Mexico	wholly owned
Shire Pharmaceuticals Portugal, Lda	Portugal	wholly owned
Shire Pharmaceuticals Services Limited	United Kingdom	wholly owned
Shire Polska Sp. z o. o.	Poland	wholly owned
Shire Properties U.S.	United States	wholly owned
Shire Regenerative Medicine LLC	United States	wholly owned
Shire Regulatory Inc	United States	wholly owned
Shire Romania SRL	Romania	wholly owned
Shire Rus Limited Liability Company	Russian Federation	wholly owned
Shire d.o.o. za trgovinu i usluge	Croatia	wholly owned
Shire Services BVBA	Belgium	wholly owned

Name	Country of incorporation	Proportion of ownership interest
Shire Singapore Pte. Ltd.	Singapore	wholly owned
Shire Slovakia s.r.o	Slovakia	wholly owned
Shire Supplies US LLC	United States	wholly owned
Shire Sweden AB	Sweden	wholly owned
Shire Sweden Holdings S.a r.l.	Luxembourg	wholly owned
Shire Switzerland GmbH	Switzerland	wholly owned
Shire UK Investments Limited	United Kingdom	wholly owned
Shire Ukraine LLC	Ukraine	wholly owned
Shire US Holdings LLC	United States	wholly owned
Shire US Inc	United States	wholly owned
Shire US Investment Inc	United States	wholly owned
Shire US Investments	United Kingdom	wholly owned
Shire US Manufacturing Inc	United States	wholly owned
Shire ViroPharma Incorporated	United States	wholly owned
Shire d.o.o. Beograd	Serbia	wholly owned
Sparkleflame Limited	United Kingdom	wholly owned
Taiwan Shire Limited Company	Taiwan	wholly owned
Tanaud International BV	Netherlands	wholly owned
Tanaud Ireland Inc. (IN LIQUIDATION)	Ireland	wholly owned
The Endocrine Centre Limited	United Kingdom	wholly owned
VCO Incorporated	United States	wholly owned
ViroPharma AB	Sweden	wholly owned
ViroPharma Biologics Inc	United States	wholly owned
ViroPharma Holdings Limited	Bermuda	wholly owned
ViroPharma Holdings LLC	United States	wholly owned
ViroPharma Limited	United Kingdom	wholly owned
ViroPharma Pty Ltd	Australia	wholly owned
ViroPharma Puerto Rico Inc	Puerto Rico	wholly owned
VPDE Incorporated	United States	wholly owned
VPINT Incorporated	United States	wholly owned

14.2 Baxalta Group

The following is a list of subsidiaries of Baxalta as of 31 December 2015, omitting some subsidiaries which, when considered in the aggregate, would not constitute a significant subsidiary:

Name	Country of incorporation	Proportion of ownership interest
Baxalta Belgium Manufacturing SA	Belgium	wholly owned
Baxalta Export Corporation	United States	wholly owned
Baxalta GmbH	Switzerland	wholly owned
Baxalta Innovations GmbH	Austria	wholly owned
Baxter AG	Austria	wholly owned
Baxalta Ireland Financing Limited	Ireland	wholly owned
Baxalta Manufacturing S.à r.l.	Switzerland	wholly owned
Baxalta Recombinant S.à r.l.	Switzerland	wholly owned
Baxalta U.S. Inc.	United States	wholly owned
Baxalta World Trade LLC	United States	wholly owned
BioLife Plasma Services L.P.	United States	wholly owned
Baxalta UK Investments Ltd	United Kingdom	wholly owned
Baxalta UK Ltd	United Kingdom	wholly owned
Baxalta Bioscience s.r.o	Czech Republic	wholly owned
Baxalta Deutschland GmbH	Germany	wholly owned
Baxalta France S.A.S	France	wholly owned
Baxalta Holding B.V.	Netherlands	wholly owned
Baxalta Italy S.r.l	Italy	wholly owned
Baxalta Italy S.p.A	Italy	wholly owned
Baxalta Singapore Pte.Ltd	Singapore	wholly owned
Sigma-Tau Pharma Limited	United Kingdom	wholly owned

15.   Working capital

15.1
In the opinion of Shire, taking into account the facilities available to the Shire Group, the working capital available to the Shire Group is sufficient for its present requirements, that is, for at least the next 12 months following the publication of this document.

16.   Litigation

Litigation affecting the Shire Group

Save as disclosed in the following paragraphs, there are no governmental, legal or arbitration proceedings nor, so far as Shire is aware, are any such proceedings pending or threatened during the 12 months immediately prior to the date of this document which may have, or have had in the recent past, a significant effect on the Shire Group's financial position or profitability.

16.1 VYVANSE

In May and June 2011, Shire was notified that six separate ANDAs were submitted under the Hatch-Waxman Act seeking permission to market generic versions of all approved strengths of VYVANSE. The notices were from Sandoz, Inc. ("Sandoz"); Amneal Pharmaceuticals LLC ("Amneal"); Watson Laboratories, Inc; Roxane Laboratories, Inc. ("Roxane"); Mylan Pharmaceuticals, Inc, ("Mylan"); and Actavis Elizabeth LLC and Actavis Inc. (collectively, "Actavis"). Since filing suit against these ANDA filers, along with API suppliers Johnson Matthey Inc. and Johnson Matthey Pharmaceuticals Materials (collectively, "Johnson Matthey"), Shire has been engaged in a consolidated patent infringement litigation in the U.S. District Court for the District of New Jersey against the aforementioned parties (except Watson, who withdrew their ANDA).

On 23 June 2014, the U.S. District Court for the District of New Jersey granted Shire's summary judgment motion holding that 18 claims of the patents-in-suit were both infringed and valid. On 24 September 2015, the U.S. Court of Appeals of the Federal Circuit ("CAFC") affirmed that ruling against all of the ANDA filers and remanded the case to the trial court for further proceedings in which Shire expects the court to impose an injunction preventing all of the ANDA filers (Sandoz, Roxane, Amneal, Actavis and Mylan) from launching generic versions of VYVANSE until the expiration of these patents in 2023. The CAFC ruling overturned the infringement ruling against Johnson Matthey and the case against Johnson Matthey has been dismissed.

16.2 LIALDA

In May 2010, Shire was notified that Zydus Pharmaceuticals USA, Inc. ("Zydus") had submitted an ANDA under the Hatch-Waxman Act seeking permission to market a generic version of LIALDA. Within the requisite 45-day period, Shire filed a lawsuit in the U.S. District Court for the District of Delaware against Zydus and Cadila Healthcare Limited, doing business as Zydus Cadila. A Markman hearing took place on 29 January 2015 and a Markman ruling was issued on 28 July 2015. A trial took place between 28 March and 1 April 2016, and a decision is not expected before September 2016.

In February 2012, Shire was notified that Osmotica Pharmaceutical Corporation ("Osmotica") had submitted an ANDA under the Hatch-Waxman Act seeking permission to market a generic version of LIALDA. Within the requisite 45-day period, Shire filed a lawsuit in the U.S. District Court for the Northern District of Georgia against Osmotica. A Markman hearing took place on 22 August 2013 and a Markman ruling was issued on 25 September 2014. The court issued an Order on 27 February 2015 in which all dates in the scheduling order have been stayed.

In March 2012, Shire was notified that Watson Laboratories Inc.—Florida had submitted an ANDA under the Hatch-Waxman Act seeking permission to market a generic version of LIALDA. Within the requisite 45-day period, Shire filed a lawsuit in the U.S. District Court for the Southern District of Florida against Watson Laboratories Inc.—Florida and Watson Pharmaceuticals, Inc., Watson Pharma, Inc. and Watson Laboratories, Inc. (collectively "Watson") were subsequently added as defendants. A trial took place in April 2013 and on 9 May 2013 the trial court issued a decision finding that the proposed generic product infringes the patent-in-suit and that the patent is not invalid. Watson appealed the trial court's ruling to the CAFC and a hearing took place on 2 December 2013. The ruling of the CAFC was issued on 28 March 2014 overruling the trial court on the interpretation of two claim terms and remanding the case for further proceedings. Shire petitioned the Supreme Court for a writ of certiorari which was granted on 26 January 2015. The Supreme Court also vacated the CAFC decision and remanded the case to the CAFC for further consideration in light of the Supreme Court's recent decision in Teva v Sandoz. On 3 June 2015, the CAFC reaffirmed their previous decision to reverse the District Court's claims construction and remanded the case to the U.S. District Court for the Southern District of Florida. A trial was held on 25-27 January 2016. A ruling was issued on 28 March 2016 upholding the validity of the patent and finding that Watson's proposed ANDA product infringes the patent-in-suit. Watson appealed the ruling to the CAFC.

In April 2012, Shire was notified that Mylan Pharmaceuticals, Inc. had submitted an ANDA under the Hatch-Waxman Act seeking permission to market a generic version of LIALDA. Within the requisite 45-day period, Shire filed a lawsuit in the U.S. District Court for the Middle District of Florida against Mylan. A Markman hearing took place on 22 December 2014. A Markman ruling was issued on 23 March 2015. The previously scheduled trial date has been vacated and the trial has been stayed until 31 May 2016.

In March 2015, Shire was notified that Amneal had submitted an ANDA under the Hatch-Waxman Act seeking permission to market a generic version of LIALDA. Within the requisite 45-day period, Shire filed a lawsuit in the U.S. District Court for the District of New Jersey against Amneal, Amneal Pharmaceuticals of New York, LLC and Amneal Pharmaceuticals Co. India Pvt. Ltd. No trial date has been set.

In September 2015, Shire was notified that Lupin Ltd. had submitted an ANDA under the Hatch-Waxman Act seeking permission to market a generic version of LIALDA. Within the requisite 45-day period, Shire filed a lawsuit in the U.S. District Court for the District of Maryland against Lupin Ltd., Lupin Pharmaceuticals Inc., Lupin Inc. and Lupin Atlantis Holdings SA. No trial date has been set.

On 7 October 2015, the Patent Trial and Appeals Board ("PTAB") of the United States Patent Office instituted an inter parties review ("IPR") of U.S. Patent 6,773,720 which is the patent-in-suit in the litigations referred to above. The IPR process is designed to reassess the patentability of the claims of the patent. A decision from the PTAB is expected in October 2016.

16.3 Subpoena related to ADDERALL XR, DAYTRANA and VYVANSE and Louisiana Complaint related to ADDERALL XR, DAYTRANA, VYVANSE and INTUNIV

On 24 September 2014, Shire announced that it had resolved all matters with the federal government, the 50 states and the District of Columbia relating to a previously disclosed civil investigation of its U.S. sales and marketing practices relating to ADDERALL XR, VYVANSE, DAYTRANA, LIALDA and PENTASA. The investigation was led by the U.S. Attorney's Office for the Eastern District of Pennsylvania. Under the agreement, Shire has paid $56.5 million, and interest, fees and costs, to resolve all issues investigated by the government. This final settlement includes the resolution of two related qui tam complaints filed against the Company and a voluntary disclosure relating to LIALDA and PENTASA. In addition, Shire has paid $2.9 million to resolve a previously disclosed civil complaint filed by the State of Louisiana alleging that the Company's sales, marketing, and promotion of ADDERALL, ADDERALL XR, DAYTRANA, VYVANSE and INTUNIV violate state law. The Company recorded a $57.5 million provision related to these matters which was charged to SG&A in the fourth quarter of 2012. As part of the resolution, Shire has entered into a Corporate Integrity Agreement with the Office of Inspector General for the Department of Health and Human Services for a term of five years.

16.4 Investigation related to DERMAGRAFT

The Department of Justice, including the U.S. Attorney's Office for the Middle District of Florida, Tampa Division and the U.S. Attorney's Office for Washington, DC, is conducting civil and criminal investigations into the sales and marketing practices of Advanced BioHealing Inc. relating to DERMAGRAFT.

Following the disposal of the DERMAGRAFT business in January 2014, Shire has retained certain legacy liabilities including any liability that may arise from this investigation. Shire is cooperating fully with these investigations. Shire is not in a position at this time to predict the scope, duration or outcome of these investigations.

16.5 Civil Investigative Demand relating to VANCOCIN

On 6 April 2012, ViroPharma received a notification that the United States Federal Trade Commission ("FTC") is conducting an investigation into whether ViroPharma had engaged in unfair methods of competition with respect to VANCOCIN. On 3 August 2012 and 8 September 2014, ViroPharma and Shire respectively received Civil Investigative Demands from the FTC requesting additional information related to this matter. Shire has fully cooperated with the FTC's investigation. At this time, Shire is unable to predict the outcome or duration of this investigation.

16.6 Lawsuit relating to the supply of ELAPRASE to certain patients in Brazil

On 24 September 2014, Shire's Brazilian affiliate, Shire Farmacêutica Brasil Ltda, was served with a lawsuit brought by the State of Sao Paulo and in which the Brazilian Public Attorney's office has intervened alleging that Shire is obligated to provide certain medical care including ELAPRASE for an indefinite period at no cost to patients who participated in ELAPRASE clinical trials in Brazil, and seeking recoupment to the Brazilian government for amounts paid for these patients to date, and moral damages associated with these claims. Shire intends to defend itself against these allegations but is not able to predict the outcome or duration of this case.

Litigation affecting the Baxalta Group

Save as disclosed in the following paragraphs, there are no governmental, legal or arbitration proceedings, nor, as far as Shire is aware, are any such proceedings pending or threatened, during the 12 months immediately prior to the date of this document which may have, or have had in the recent past, a significant effect on the Baxalta Group's financial position or profitability.

16.7 Litigation related to the Merger

(A)
On 22 January 2016, a purported class action complaint was filed in the Eighteenth Judicial Circuit Court, Lake County, Illinois alleging that members of the Baxalta Board breached their fiduciary duties to Baxalta Shareholders during negotiations in connection with the Merger, by entering into the Merger Agreement and approving the Merger, and that Baxalta and Shire aided and abetted such breaches of fiduciary duties. The complaints further allege that, among other things, the Consideration undervalues Baxalta and certain provisions of the Merger Agreement inappropriately favour Shire and inhibit competing bids. The complaint seeks, among other things, to enjoin the Merger.

(B)
On 1 March 2016, the claimants in the certain actions in Delaware filed notices of voluntary dismissal and both cases were dismissed on 1 March 2016 with each party bearing its own costs.

(C)
On 9 March 2016, a complaint was filed against Baxalta and members of the Baxalta Board by Martin Bertisch, a shareholder of Baxalta. The complaint alleged that the form S-4 registration statement filed with the SEC on 22 February 2015 was deficient and misleading in that it failed to provide adequate disclosure of all material information related to the Merger and as such violates sections 14(a) and 20(a) of the U.S. Exchange Act (the "Securities Complaint"). The Securities Complaint seeks, among other items, to enjoin the Merger.

16.8 Environmental Regulations Violations, California

On 25 February 2015, Baxalta received a notice of a violation from the Ventura County Air Pollution Control District (the "District") following its self-reporting of certain violations of environmental regulations at its manufacturing facility (as required by local regulations) located in Thousand Oaks, California to the District promptly after discovery on 16 October 2014. Pursuant to that notice, Baxalta paid penalties in the amount of $103,000 to the District, to resolve the violations, and such settlement released Baxalta from any further civil penalty claims for such violations.

17.   Sources and bases of selected financial information

17.1 In this document unless otherwise stated:

(A)
financial information relating to the Shire Group has been extracted (without material adjustment) from the audited historical financial information referred to in Part VII (Historical Consolidated Financial Information relating to the Shire Group) of this document for the 52 weeks ended 31 December 2015 and which was prepared in accordance with U.S. GAAP; and

(B)
financial information relating to the Baxalta Group has been extracted (without material adjustment) from the historical financial information referred to in Part VIII (Historical Consolidated and Combined Financial Information relating to the Baxalta Group) of this document for the financial year ended 31 December 2015 and which was prepared in accordance with U.S. GAAP.

17.2
Where information contained in this document originates from a third party source, it is identified where it appears in this document together with the name of its source. Such third party information has been accurately reproduced and, so far as Shire is aware and is able to ascertain from information published by the relevant third party, no facts have been omitted which would render the reproduced information inaccurate or misleading.

18.   Significant change

18.1
There has been no significant change in the financial or trading position of the Shire Group since 31 December 2015, being the end of the period for which the Shire Group's last audited consolidated financial statements were published, other than:

•
entering into the Merger Agreement;

•
entering into the Letter Agreement;

•
entering into the 2016 Facility Agreement;

•
completion of the acquisition of Dyax on 22 January 2016 and the related utilisation of the $5.6 billion borrowing facility to partially fund the acquisition. Cash paid on closing totalled $5.9 billion and Shire also recognised a contingent consideration liability in respect of the non-tradable contingent value right at its preliminary fair value of $396 million; and

•
repayment of the remaining $750 million of the $850 million borrowed to finance the acquisition of NPS Pharma.

18.2
There has been no significant change in the financial or trading position of the Baxalta Group since 31 December 2015, being the end of the period for which the Baxalta Group's last audited consolidated financial statements were published, other than:

•
entering into the Merger Agreement;

•
entering into the Letter Agreement; and

•
entering into a collaboration agreement with Precision BioSciences.

19.   Consent

19.1
Evercore, whose address is 15 Stanhope Gate, London, W1K 1LN, has given and has not withdrawn its written consent to the issue of this document with the inclusion of its name and references to it in the form and context in which they appear.

19.2
Morgan Stanley, whose address is 25 Cabot Square, Canary Wharf, London E14 4QA, has given and has not withdrawn its written consent to the issue of this document with the inclusion of its name and references to it in the form and context in which they appear.

19.3
Deloitte, whose address is 2 New Street Square, London EC4A 2BZ, has given and has not withdrawn its written consent to the inclusion in this document of its reports in Parts IX (Unaudited Pro Forma Financial Information of the Combined Group) and XI (Profit Forecast) of this document in the form and context in which they appear and has authorised the content of its reports for the purposes of Prospectus Rule 5.5.3R(2)(f). Deloitte is a member of the Institute of Chartered Accountants in England and Wales.

19.4
PricewaterhouseCoopers, whose address is 1 Embankment Place, London WC2N 6RH, has given and has not withdrawn its written consent to the inclusion in this document of its report on the Baxalta Profit Estimates appearing in Section B (3) of Part XI (Profit Forecast) of this document in the form and context in which it appears and has authorised the content of its report for the purposes of Prospectus Rule 5.5.3R(2)(f). PricewaterhouseCoopers is a member of the Institute of Chartered Accountants in England and Wales.

20.   Property, plant and equipment

Aside from the assets listed below, there is no existing or planned tangible fixed asset which is material to the Shire Group.

The Shire Group owns or leases the following principal properties:

Location	Tenure	Approximate Size (Sq. ft.)
Dublin, Ireland	Leased	34,000
Lexington, Massachusetts, U.S.	Owned and Leased	922,000
Chesterbrook, Pennsylvania, U.S.	Leased	291,000
Basingstoke, UK	Owned	127,000
Florence, Kentucky, U.S.	Leased	96,000
North Reading, Massachusetts, U.S.	Leased	91,700
Zug, Switzerland	Leased	57,400
Cambridge, Massachusetts, U.S.	Leased	63,500
São Paulo, Brazil	Leased	27,400

The Shire Group is not aware of any environmental issues that may affect the Shire Group's utilisation of its tangible fixed assets.

21.   Expenses of the Merger

The total expenses relating to the issue of this Prospectus and the Circular and to the negotiation, preparation and implementation of the Merger are estimated to amount to approximately $115 million (including VAT, professional fees and expenses and the costs of printing and distribution of documents) and are payable by Shire.

22.   Baxter Transactions

The Baxter Transactions are intended to qualify as tax-free for Baxter and its stockholders under Sections 355, 361, and 368(a)(1)(D) of the Code. The Spin-Off was conditional upon, among other things, the receipt of a private letter ruling from the IRS regarding certain issues relating to the tax-free treatment of the Baxter Transactions. The continuing validity of such ruling is subject to the accuracy of factual representations and assumptions made in the ruling. Completion of the Spin-Off was also conditional upon Baxter's receipt of a tax opinion from KPMG (the "KPMG Opinion"). The KPMG Opinion was based upon certain factual representations and assumptions, as well as undertakings made by Baxter and Baxalta. If any of the factual representations or assumptions in the IRS private letter ruling or KPMG Opinion are untrue or incomplete in any material respect, an undertaking is not complied with, or the facts upon which the IRS private letter ruling or KPMG Opinion are based are materially different from the actual facts relating to the Baxter Transactions, the KPMG Opinion or IRS private letter ruling may not be valid. Moreover, opinions of a tax adviser are not binding on the IRS. As a result, the conclusions expressed in the KPMG Opinion could be successfully challenged by the IRS.

Based on advice received from Shire's tax counsel in connection with the signing of the Merger Agreement the Directors believe that the Merger will not cause Baxter's contribution of assets to Baxalta, Baxter's initial distribution of Baxalta shares on 1 July 2015, Baxter's distribution of cash received from Baxalta to its creditors or the Later Distributions to fail to qualify as tax-free to Baxter and its shareholders under Sections 355, 361 and 368(a)(1)(D) of the Code.

The advice received from Shire's tax counsel is based upon various factual representations and assumptions, as well as certain undertakings made by Baxter and Baxalta. If any of those factual representations or assumptions are untrue or incomplete in any material respect, an undertaking is not complied with or the facts upon which the advice received from Shire's tax counsel is based are materially different from the facts at the time of the merger, that advice may not be valid. Moreover, opinions of counsel are not binding on the IRS. As a result, the conclusions expressed in the advice received from Shire's tax counsel could be challenged by the IRS. None of the Company, Baxalta or Baxter has requested a ruling from the IRS regarding the impact of the Merger on the tax treatment of the Baxter transactions. Further, the advice from Shire's tax counsel does not address all tax aspects of the Spin-Off and it is possible that Shire and Baxalta may be required to indemnify Baxter despite the continuing validity of that advice.

23.
General

23.1
Save as disclosed in this document, the Directors are unaware of any exceptional factors which have influenced Shire's activities.

23.2
Save as disclosed in this document, the Directors are unaware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on Shire's prospects for the current financial year.

23.3
Save as disclosed in this document, there are no investments in progress and there are no future investments on which the Directors have already made firm commitments which are significant to the Shire Group.

23.4
Save as disclosed in this document, the Directors believe that Shire is not dependent on patents or licences, industrial, commercial or financial contracts or new manufacturing processes which are material to Shire's business or profitability.

23.5
Shire is subject to the provisions of the UK Takeover Code, including the rules regarding mandatory takeover offers set out in the UK Takeover Code. Under Rule 9 of the UK Takeover Code, when: (i) a person acquires shares which, when taken together with shares already held by him or persons acting in concert with him (as defined in the UK Takeover Code), carry 30 per cent. or more of the voting rights of a company subject to the UK Takeover Code; or (ii) any person who, together with persons acting in concert with him, holds not less than 30 per cent. but not more than 50 per cent. of the voting rights of a company subject to the UK Takeover Code, and such person, or any person acting in concert with him, acquires additional shares which increases his percentage of the voting rights in the company, then, in either case, that person, together with the persons acting in concert with him, is normally required to make a general offer in cash at the highest price paid by him or any person acting in concert with him for shares in the company within the preceding 12 months for all of the remaining equity share capital of the company.

23.6
If Shire were to be subject to a takeover offer (within the meaning of Part 18 of the Jersey Companies Law), the Shire Shares would also be subject to the compulsory acquisition procedures set out in articles 117 and 188 of the Jersey Companies Law. Under article 117 of the Jersey Companies Law, where an offeror makes a takeover offer and has, by virtue of acceptances of the offer, acquired or unconditionally contracted to acquire not less than 90 per cent. of the nominal value of the shares to which the offer relates, that offeror is entitled to compulsorily acquire the shares of any holder who has not accepted the offer on the terms of the offer.

23.7
In 2014 Shire was subject to a takeover bid from AbbVie Inc. ("AbbVie"). The boards of AbbVie and Shire agreed upon a recommended bid of £24.44 and 0.8960 AbbVie shares per Shire Share (valuing Shire at approximately £32 billion) with AbbVie publishing its firm intention to make an offer announcement pursuant to Rule 2.7 of the UK Takeover Code on 18 July 2014. However, on 16 October 2014 the board of directors of AbbVie withdrew its recommendation of the transaction, which did not complete.

23.8
Shire will make appropriate announcement(s) to a Regulatory Information Service if and when Completion occurs, which, if it takes place, is expected to be in June 2016.

24.   Documents available for inspection

Copies of the following documents are available for inspection during usual business hours on any Business Day from the date of publication of this document up to and including the date of Completion at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY:

(A)
the Memorandum and Articles of Association of Shire;

(B)
the Announcement;

(C)
the Annual Report of Shire for each of the 52 weeks ended 31 December 2015, 52 weeks ended 31 December 2014 and 52 weeks ended 31 December 2013;

(D)
the Merger Agreement;

(E)
the Letter Agreement;

(F)
the Deloitte report referred to in Part IX of this Prospectus;

(G)
the Deloitte report referred to in Section A of Part XI of this Prospectus;

(H)
the PwC report referred to in Section B of Part XI of this Prospectus;

(I)
the consent letters referred to in paragraph 19 above;

(J)
the Circular; and

(K)
this Prospectus.

25.   Information incorporated by reference

25.1
The following documents, which have been approved by, filed with or notified to the FCA, and are available for inspection in accordance with paragraph 24 of this Part XIII (Additional Information) contain information about the Shire Group and Baxalta, which is relevant to this document:

(A)
Shire's Annual Report 2015, containing Shire's audited consolidated financial statements for the 53 weeks ended 31 December 2015, together with the audit report in respect of that period and a discussion of Shire's financial performance;

(B)
Shire's Annual Report 2014, containing Shire's audited consolidated financial statements for the 52 weeks ended 31 December 2014, together with the audit report in respect of that period and a discussion of Shire's financial performance;

(C)
Shire's Annual Report 2013, containing Shire's audited consolidated financial statements for the 52 weeks ended 31 December 2013, together with the audit report in respect of that period and a discussion of Shire's financial performance;

(D)
the Announcement; and

(E)
the Circular.

25.2
The tables on pages 103 and 104 (Part IV (Operating and Financial Review of Shire)) and 129 and 130 (Part VII (Historical Consolidated Financial Information relating to the Shire Group)) set out the sections of these documents which are incorporated by reference into, and form part of, this Prospectus and only the parts of the documents identified are incorporated into, and from part of, this Prospectus. The parts of these documents which are not incorporated by reference are either not relevant for investors or covered elsewhere in this Prospectus. To the extent that any part of any information referred to in the tables on pages 103, 104, 129 and 130 itself contains information which is incorporated by reference, such information shall not form part of this Prospectus.

PART XIV

DEFINITIONS

The following definitions apply throughout this document unless the context otherwise requires:

ADHD	means attention deficit hyperactivity disorder
Admission	means the admission of the New Shire Shares to the Official List with a premium listing and to trading on the London Stock Exchange's main market for listed securities
AGM	means the annual general meeting of Shire or Baxalta (as applicable)
ANDA	means Abbreviated New Drug Application
Announcement	means the announcement published by Shire on 11 January 2016 in connection with the Merger
Articles of Association	means the articles of association of Shire
Audit Committee	means the Audit, Compliance & Risk Committee of Shire
Baxalta	means Baxalta Incorporated, a company incorporated under the laws of Delaware
Baxalta Acquisition Proposal

means a proposal or offer from any person (other than Shire and its subsidiaries) providing for any (i) merger, consolidation, share exchange, business combination, recapitalisation or similar transaction involving Baxalta or any of its subsidiaries, pursuant to which any such person would own or control, directly or indirectly, 20 per cent. or more of the voting power of Baxalta, (ii) sale, lease, license, dissolution or other disposition, directly or indirectly, of assets of Baxalta (including the equity interests of any of its subsidiaries) or any subsidiary of Baxalta representing 20 per cent. or more of the consolidated assets, revenues or net income of Baxalta and its subsidiaries, taken as a whole, or to which 20 per cent. or more of Baxalta's revenues, earnings or assets on a consolidated basis are attributable, taken as a whole, (iii) issuance or sale or other disposition of equity interests representing 20 per cent. or more of the voting power of Baxalta, (iv) tender offer, exchange offer or any other transaction or series of transactions in which any person will acquire, directly or indirectly, beneficial ownership or the right to acquire beneficial ownership of equity interests representing 20 per cent. or more of the voting power of Baxalta, or (v) combination of the foregoing

Baxalta Board	means the board of Directors of Baxalta
Baxalta Directors	means the directors of Baxalta at the date of this document
Baxalta General Meeting	means the general meeting of Baxalta Shareholders (and any adjournment thereof) convened in connection with the Merger to be held on 27 May 2016
Baxalta Group	means Baxalta and any of Baxalta's subsidiary undertakings and, where the context permits, each of them
Baxalta Shareholders	means holders of Baxalta Shares
Baxalta Shares	means the common stock in the capital of Baxalta
BED	means Binge Eating Disorder
Baxter	means Baxter International Inc.

Baxter Transactions

means Baxter's contribution of assets to Baxalta, Baxter's initial distribution of Baxalta Shares on 1 July 2015, Baxter's distribution of cash received from Baxalta to its creditors or the Later Distributions

Bridge Facility

means the secured $18 billion, one year fully underwritten facility (with a one-year extension option exercisable at Shire's discretion), of which $13 billion is available to fund the cash consideration payable and certain related costs in respect of the combination with Baxalta and $5 billion is available to finance any potential redemption of Baxalta's senior notes, if required

Business Day	means a day (other than Saturdays, Sundays and public holidays in the UK) on which banks are open for business in the City of London
CAFC	means the U.S. Court of Appeals of the Federal Circuit
CER	means constant exchange rate
Chairman	means the chairman of the Shire Board
Chief Executive Officer	means the chief executive officer of Shire from time to time
Chief Financial Officer	means the chief financial officer of Shire from time to time
Circular	means the circular sent by Shire to Shareholders dated the same date as this document, containing details of the Merger
Code	means The United States Internal Revenue Code of 1986
Combined Group	means the combined group, comprising the Shire Group and the Baxalta Group
Companies Act	means the Companies Act 2006 (as amended)
Completion	means the completion of the Merger for the purposes of the Merger Agreement in accordance with its terms (and "Complete" shall be construed accordingly)
Conditions	means the conditions as set out in the Merger Agreement, and which are summarised at paragraph 14 of Part I (Information on the Merger) of this document
Consideration	has the meaning given to it in paragraph 2 of Part I (Information on Merger) of this Prospectus
Corporate Governance Code	means the UK Corporate Governance Code published by the Financial Reporting Council in September 2012 (as amended)
Court	means the High Court of Justice in England and Wales
CREST

means the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear in accordance with the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755)

CREST Order	means the Companies (Uncertificated Securities) (Jersey) Order 1999 (as amended)
Daily Official List	means the daily official list of the London Stock Exchange
DEA	means the U.S. Drug Enforcement Agency
Deloitte	means Deloitte LLP
Depository Bank	means Citibank, N.A.
Directors	the Shire Directors or the Baxalta Directors (as applicable)

Disclosure and Transparency Rules	the disclosure rules and transparency rules made by the FCA pursuant to section 73A of FSMA
DTC	means the Depository Trust Company, a limited-purpose trust company under the laws of New York State
Dyax	means Dyax Corp., a Delaware corporation
earnings	profit or loss after taxation or, unless the context otherwise requires, earnings before investment income, interest and taxation
Eastern Time	means Eastern Standard Time being the time zone of Massachusetts among other places
Effective Date	the date on which the Merger becomes effective in accordance with its terms
EPS	earnings per share (basic unless otherwise indicated)
Euroclear	Euroclear UK and Ireland Limited, a company incorporated under the laws of England and Wales
Evercore	means Evercore Partners International LLP, 15 Stanhope Gate, London W1K 1LN
FCA or Financial Conduct Authority	means the UK Financial Conduct Authority
FDA	means the U.S. Food and Drug Administration
Financial Adviser	means Evercore and/or Morgan Stanley (as applicable)
FSMA	means the Financial Services and Markets Act 2000, as amended from time to time
HAE	means hereditary angioedema
HAE/LSD Business Unit	means the hereditary angioedema/lysomal storage disease division of Shire
HSR Act	means the U.S. Hart—Scott—Rodino Antitrust Improvements Act
IRS	means the U.S. Internal Revenue Service
IAS Trust	has the meaning given to it in paragraph of Part II (Information on Shire) of this Prospectus
ISIN	means International Securities Identification Number
Jersey Companies Law	means the Companies (Jersey) Law 1991 (as amended)
Joint Sponsors	means Evercore and Morgan Stanley
Last Practicable Date	14 April 2016 (being the latest practicable date prior to the publication of this document)
Later Distributions

means any of the following transactions that may be undertaken by Baxter: (i) any debt-for-equity exchange (and related underwritten offering) with respect to Baxalta Shares, (ii) any offer to exchange Baxter shares for Baxalta Shares, (iii) a contribution of Baxalta Shares to Baxter's U.S. pension fund and/or (iv) a dividend of Baxalta Shares to Baxter shareholders, in each case, that are undertaken prior to the earlier of any Baxalta or Shire shareholder vote with respect to the Merger and that are intended to be part of a plan that includes the Spin-Off

Lead Financial Adviser	Evercore
Legal Advisers	Slaughter and May, One Bunhill Row, London EC1Y 8YY

Letter Agreement	means the agreement dated 11 January 2016 entered into between Baxalta, Shire and Baxter in connection with the Merger
Listing Rules	means the rules and regulations made by the Financial Conduct Authority in its capacity as the UKLA under Part 6 of FSMA (as amended), and contained in the UKLA's publication of the same name
LSD	means lysomal storage disease
LSE or London Stock Exchange	means London Stock Exchange plc
MAA	means market authorisation approval
Merger	has the meaning given to it in paragraph 1 of Part I (Information on the Merger) of this document
Merger Agreement	means the agreement and plan of merger dated 11 January 2016 entered into between Shire, Baxalta and the Shire Merger Sub
Morgan Stanley	means Morgan Stanley & Co. International plc, 25 Cabot Square, Canary Wharf, London E14 4QA
NASDAQ	means the NASDAQ Global Select Market
New Shire ADSs	means the new Shire ADSs to be registered on the NASDAQ in connection with the Merger
New Shire Securities	means the New Shire Shares and the New Shire ADSs
New Shire Shares	means the new Shire Shares to be issued and listed on the main market of the LSE in connection with the Merger
Nomination Committee	means the Nomination Committee of Shire
Notice of Shire Plc General Meeting	means the notice of the Shire General Meeting which is set out at the end of the Circular
NPS Pharma	means NPS Pharmaceuticals, Inc.
NYSE	means the New York Stock Exchange
Official List	means the official list maintained by the UKLA
Old Shire	means Shire Biopharmaceutical Holdings
Orphan Drug	means a drug meeting the criteria specified in the U.S. Orphan Drug Act and FDA's implementing regulations at 21 CFR Part 316
Overseas Shareholders	means Baxalta Shareholders (or nominees of, or custodians or trustees for, Baxalta Shareholders) not resident in, or nationals or citizens of, the UK
PRA	means the UK Prudential Regulatory Authority
Proposed Directors	means Gail D. Fosler and Albert P.L. Stroucken
Prospectus	means this document
Prospectus Directive Regulation or Commission Regulation	means Commission Regulation (EC) No. 809/2004
Prospectus Rules	means the prospectus rules made by the FCA pursuant to section 73A of FSMA
R&D	means research and development
Registrars	Equiniti (Jersey) Limited, Aspect House, Spencer Road, Lancing BN99 6DA

Registration Statement	means the Form S-4 filed by the Company in connection with the Merger on or around the date of this document
Regulatory Information Service	means any channel recognised as a channel for the dissemination of regulatory information by listed companies as defined in the Listing Rules
Remuneration Committee	means the Remuneration Committee of Shire
Reporting Accountant and Auditors	Deloitte LLP, 2 New Street Square, London EC4A 3BZ
Resolutions	means the resolutions as set out in the Notice of the Shire General Meeting at the end of the Circular
SBS	means Short Bowel Syndrome
SEC	means the U.S. Securities and Exchange Commission
SEDOL	means Stock Exchange Daily Official List
Separation and Distribution Agreement	means the separation and distribution agreement entered into between Baxalta and Baxter in connection with the Spin-Off
SG&A	means Selling, General and Administrative Expenses
Shire or the Company	means Shire plc, a company registered in Jersey with the number 99854 whose registered office is at 22 Grenville Street, St Helier JE4 8PX, Jersey
Shire Acquisition Proposal

means a proposal or offer from any person providing for any: (i) merger, consolidation, share exchange, business combination, recapitalisation or similar transaction involving Shire, pursuant to which any such person would own or control, directly or indirectly, 20 per cent. or more of the voting power of Shire, (ii) sale, lease, license, dissolution or other disposition, directly or indirectly, of assets of Shire (including the equity interests of any of its subsidiaries) or any subsidiary of Baxalta representing 20 per cent. or more of the consolidated assets, revenues or net income of Shire and its subsidiaries taken as a whole, or to which 20 per cent. or more of Shire's revenues, earnings or assets on a consolidated basis are attributable, taken as a whole, (iii) issuance or sale or other disposition of equity interests representing 20 per cent. or more of the voting power of Shire, (iv) tender offer, exchange offer or any other transaction or series of transactions in which any person will acquire, directly or indirectly, beneficial ownership or the right to acquire beneficial ownership of equity interests representing 20 per cent. or more of the voting power of Shire or (v) combination of the foregoing, in the case of each of (i) through (v) above (inclusive) a condition of which is that the transactions contemplated by the Merger Agreement do not occur or could only be completed if the transactions contemplated by the Merger Agreement do not occur

Shire ADS	means the Shire American Depository Shares listed on the NASDAQ, and each evidenced by way of a depository receipt (ADR), at the date of this document
Shire ADS Facility	means the agreement between Shire and the Depository Bank governing the administration of the Shire ADSs
Shire ADS Holders	means holders of Shire ADSs
Shire Board	the board of Directors of Shire
Shire Directors	the directors of Shire at the date of this document

Shire General Meeting Forms of Proxy	means the form of proxy for use at the Shire General Meeting which accompanies the Circular
Shire General Meeting or General Meeting	means the general meeting of Shire to be held at 8.00 a.m. on 27 May 2016 (or any adjournment thereof) notice of which is set out at the end of the Circular
Shire Group	means the Company and any of the Company's subsidiary undertakings from time to time and, where the context permits, each of them
Shire Merger Sub	means BearTracks, Inc., a Delaware corporation and wholly-owned subsidiary of Shire
Shire Securities	means Shire Shares and Shire ADSs
Shire Shareholders or Shareholders	means the holders of Shire Shares
Shire Shares	means the ordinary shares in the capital of Shire
Shire Subscriber Ordinary Shares	means the ordinary subscriber shares in the capital of Shire
Spin-Off	means the spin-off and distribution by which Baxalta and Baxter separated in July 2015, including any and all prior and subsequent steps taken by both Baxter and/or Baxalta in connection therewith
Tax Matters Agreement	means the agreement relating to the tax arrangements between Baxalta and Baxter, and entered into between Baxalta and Baxter in connection with the separation of Baxalta from Baxter
Transition Services Agreement	means the transitional services agreement entered into between Baxalta and Baxter, in connection with the supply of services between them following separation of Baxalta from Baxter
UK	means the United Kingdom of Great Britain and Northern Ireland
UK Listing Authority or UKLA	means the UK Listing Authority, being the Financial Conduct Authority as such under Part VI of FSMA (as amended)
uncertificated or in uncertificated form

means in respect of a share or other security, where that share or other security is recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which may be transferred by means of CREST

United States or U.S.

means the United States of America, its territories and possessions, any state of the United States of America, the District of Columbia and all other areas subject to its jurisdiction and any political subdivision thereof

U.S. Exchange Act	means the United States Securities Exchange Act 1934, as amended, and the rules and regulations thereunder
U.S. Securities Act	means the United States Securities Act 1933, as amended, and the rules and regulations promulgated under such Act
VAT

means any value added tax imposed under directive 2006/11 2/EC, the Value Added Tax Act 1994 and/or any primary or secondary legislation supplemental to either of them and/or any equivalent tax in any other jurisdiction

ViroPharma	means ViroPharma Inc.

ANNEX A—RELEVANT TERRITORIES

Albania
Armenia
Australia
Austria
Bahrain
Belarus
Belgium
Bosnia & Herzegovina
Botswana
Bulgaria
Canada
Chile
China
Croatia
Cyprus
Czech Republic
Denmark
Egypt
Estonia
Ethiopia
Finland
France
Georgia
Germany
Greece
Hong Kong
Hungary
Iceland
India
Israel
Italy
Japan
Korea
Kuwait
Latvia
Lithuania
Luxembourg
Macedonia

Malaysia
Malta
Mexico
Moldova
Montenegro
Morocco
Netherlands
New Zealand
Norway
Pakistan
Panama
Poland
Portugal
Qatar
Romania
Russia
Saudi Arabia
Serbia
Singapore
Slovak Republic
Slovenia
South Africa
Spain
Sweden
Switzerland
Thailand
Turkey
Ukraine
United Arab Emirates
United Kingdom
The United States of America
Uzbekistan
Vietnam
Zambia

ANNEX B—BAXALTA'S FINANCIAL STATEMENTS

The information contained in this Annex B (Baxalta's Financial Statements) has been reproduced, without material adjustment, from the information contained in the Baxalta Form 8-K published on 7 April 2016 and the Baxalta Form 10-K published on 3 March 2016.

31 DECEMBER 2015, 31 DECEMBER 2014, 31 DECEMBER 2013 TOGETHER WITH REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

8-K Financial Statements

The following financial statements for Baxalta Incorporated for the years ended 31 December 2014, 31 December 2013 and 31 December 2012 have been extracted from the Form 8-K filed with the SEC by Baxalta on 7 April 2016

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of Baxter International Inc.

In our opinion, the accompanying combined balance sheets and the related combined statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of the Biopharmaceuticals Business of Baxter International Inc. at December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the combined financial statements, the Company changed the manner in which it accounts for the classification of deferred income tax balances.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

April 10, 2015, except for earnings per common share information disclosed on the combined statement of income and in Note 1 to the combined financial statements, as to which the date is September 1, 2015, except for the change in classification of the 2014 deferred income tax balances as discussed in Note 1 to the combined financial statements, as to which the date is March 3, 2016, and except for the change in classification of the 2013 deferred income tax balances as discussed in Note 1 to the combined financial statements, as to which the date is April 7, 2016.

THE BIOPHARMACEUTICALS BUSINESS OF BAXTER INTERNATIONAL INC.

COMBINED BALANCE SHEETS

as of December 31 (in millions)	2014	2013
Assets
Current Assets:
Accounts and other current receivables, net	$960	$954
Inventories	1,960	1,922
Prepaid expenses and other	173	144

Total current assets	3,093	3,020

Property, Plant and Equipment, Net	4,192	3,376

Other Assets:
Goodwill	565	524
Other intangible assets, net	459	349
Other	274	290

Total other assets	1,298	1,163

Total assets	$8,583	$7,559

Liabilities and Equity
Current Liabilities:
Accounts payable	$484	$350
Accrued liabilities	1,156	1,360

Total current liabilities	1,640	1,710

Long-Term Liabilities	1,196	670
Commitments and Contingencies
Equity:
Net parent company investment	6,180	5,243
Accumulated other comprehensive loss	(433)	(64)

Total equity	5,747	5,179

Total liabilities and equity	$8,583	$7,559

The accompanying notes are an integral part of these combined financial statements.

THE BIOPHARMACEUTICALS BUSINESS OF BAXTER INTERNATIONAL INC.

COMBINED STATEMENTS OF INCOME

years ended December 31 (in millions)	2014	2013	2012
Net sales	$5,952	$5,555	$5,310
Cost of sales	2,443	2,329	2,240

Gross margin	3,509	3,226	3,070

Selling, general and administrative expenses	1,053	1,017	913
Research and development expenses	820	595	581
Other expense, net	104	1	15

Income from continuing operations before income taxes	1,532	1,613	1,561
Income tax expense	346	325	356

Net income from continuing operations	1,186	1,288	1,205
Income from discontinued operations, net of tax	551	—	48

Net income	$1,737	$1,288	$1,248

Net income from continuing operations per common share
Basic	$1.75	$1.90	$1.78

Diluted	$1.74	$1.89	$1.77

Income from discontinued operations per common share
Basic	$0.82	—	$0.06

Diluted	$0.81	—	$0.06

Net income per common share
Basic	$2.57	$1.90	$1.84

Diluted	$2.55	$1.89	$1.83

Weighted-average number of common shares outstanding
Basic	676	676	676

Diluted	681	681	681

The accompanying notes are an integral part of these combined financial statements.

THE BIOPHARMACEUTICALS BUSINESS OF BAXTER INTERNATIONAL INC.

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

years ended December 31 (in millions)	2014	2013	2012
Net income	$1,737	$1,288	$1,248
Other comprehensive (loss) income:
Currency translation adjustments, net of tax benefit (expense) of $28 in 2014, ($14) in 2013 and ($5) in 2012	(387)	72	43
Pension, net of tax benefit (expense) of $5 in 2014, ($2) in 2013 and $9 in 2012	(1)	(7)	(27)
Available-for-sale investments and other, net of tax benefit (expense) of $2 in 2014, ($3) in 2013 and ($1) in 2012	19	(15)	(4)

Total other comprehensive (loss) income	(369)	50	12

Comprehensive income	$1,368	$1,338	$1,260

The accompanying notes are an integral part of these combined financial statements.

THE BIOPHARMACEUTICALS BUSINESS OF BAXTER INTERNATIONAL INC.

COMBINED STATEMENTS OF CASH FLOWS

years ended December 31 (in millions)	2014	2013	2012
Cash flows from operations
Net income	$1,737	$1,288	$1,248
Adjustments
Depreciation and amortization	206	184	167
Deferred income taxes	68	(43)	22
Stock compensation	32	27	22
Business optimization charges	33	133	44
Realized excess tax benefits from stock issued under employee benefit plans	(9)	(13)	(10)
Pension expense	52	60	46
Gain on sale of discontinued operations	(466)	—	—
Change in fair value of contingent payment liabilities	124	18	—
Other	116	47	114
Changes in balance sheet items
Accounts and other current receivables, net	(75)	(51)	(95)
Inventories	(282)	(261)	(159)
Accounts payable	127	45	(49)
Accrued liabilities	(195)	202	85
Business optimization payments	(37)	(31)	(21)
Prepaids and other	(58)	(57)	(6)

Net cash provided from operations	1,373	1,548	1,408

Cash flows from investing activities
Capital expenditures	(970)	(797)	(521)
Acquisitions, net of cash acquired	(197)	(163)	(163)
Divestitures and other investing activities	666	(17)	(13)

Net cash used for investing activities	(501)	(977)	(697)

Cash flows from financing activities
Net transactions with Baxter	(856)	(571)	(711)
Other financing activities	(16)	—	—

Net cash used for financing activities	(872)	(571)	(711)

Change in cash and equivalents	—	—	—

Cash and equivalents at beginning and end of year	$—	$—	$—

The accompanying notes are an integral part of these combined financial statements.

THE BIOPHARMACEUTICALS BUSINESS OF BAXTER INTERNATIONAL INC.

COMBINED STATEMENTS OF CHANGES IN EQUITY

		Accumulated Other Comprehensive Income (Loss)
(in millions)	Net Parent Company Investment	Foreign Currency Translation	Pension	Available- for-sale Investments and Other	Total	Total Equity
Balance as of December 31, 2011
(unaudited)	$3,894	$(115)	$(17)	$6	$(126)	$3,768
Net income	1,248	—	—	—	—	1,248
Transfers to Baxter, net	(677)	—	—	—	—	(677)
Foreign currency translation related adjustments	—	43	—	—	43	43
Pension obligations	—	—	(27)	—	(27)	(27)
Available-for-sale investments and other	—	—	—	(4)	(4)	(4)

Balance as of December 31, 2012	4,465	(72)	(44)	2	(114)	4,351

Net income	1,288	—	—	—	—	1,288
Transfers to Baxter, net	(510)	—	—	—	—	(510)
Foreign currency translation related adjustments	—	72	—	—	72	72
Pension obligations	—	—	(7)	—	(7)	(7)
Available-for-sale investments and other	—	—	—	(15)	(15)	(15)

Balance as of December 31, 2013	5,243	—	(51)	(13)	(64)	5,179

Net income	1,737	—	—	—	—	1,737
Transfers to Baxter, net	(800)	—	—	—	—	(800)
Foreign currency translation related adjustments	—	(387)	—	—	(387)	(387)
Pension obligations	—	—	(1)	—	(1)	(1)
Available-for-sale investments and other	—	—	—	19	19	19

Balance as of December 31, 2014	$6,180	$(387)	$(52)	$6	$(433)	$5,747

The accompanying notes are an integral part of these combined financial statements.

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1 NATURE OF BUSINESS AND BASIS OF PREPARATION

On March 27, 2014, Baxter International Inc. (Baxter or the Parent) announced its plan to create two separate, independent public companies with one focused on developing and marketing biopharmaceuticals and the other on diversified medical products. Under the separation plan, Baxter will spin off its biopharmaceuticals business into Baxalta Incorporated (Baxalta), a wholly owned subsidiary of Baxter that was incorporated on September 8, 2014. The combined biopharmaceuticals business of Baxter is referred to throughout these combined financial statements as the Company.

To accomplish the separation, Baxter intends to make a pro rata distribution of more than 80% of Baxalta's common stock to Baxter's shareholders. At the time of the distribution, Baxalta will hold the assets and liabilities associated with Baxter's biopharmaceuticals business. The distribution is subject to a number of conditions, including the receipt of a favorable opinion or ruling with respect to the tax-free nature of the distribution and approval by the Baxter Board of Directors.

Nature of Business

The principal business of the Company is the development, manufacture and marketing of a diverse portfolio of treatments for hemophilia and other bleeding disorders, immune deficiencies, alpha-1 antitrypsin deficiency, burns and shock, and other chronic and acute medical conditions. The Company is also investing in new disease areas, including oncology, as well as emerging technology platforms, including gene therapy and biosimilars.

The Company's business strategy is aimed at improving diagnosis, treatment and standards of care across a wide range of bleeding disorders and other rare chronic and acute medical conditions, capitalizing on the Company's differentiated portfolio, ensuring the sustainability of supply to meet growing demand for therapies across core disease areas, and accelerating innovation by developing and launching new treatments while leveraging its expertise into new emerging therapeutics through acquisitions of and collaborations with others.

The Company's primary manufacturing facilities are located in the United States, Austria, Switzerland, Singapore and Belgium. The Company distributes its products through its own direct sales force, independent distributors and drug wholesalers, and sells to customers throughout the world.

Basis of Preparation

The accompanying combined financial statements have been prepared on a standalone basis and are derived from Baxter's consolidated financial statements and accounting records. The combined financial statements reflect the Company's financial position, results of operations and cash flows as the business was operated as part of Baxter prior to the distribution, in conformity with accounting principles generally accepted in the United States (GAAP).

These combined financial statements include the attribution of certain assets and liabilities that have historically been held at the Baxter corporate level but which are specifically identifiable or attributable to the Company. All intercompany transactions and accounts within the Company have been eliminated. All transactions between the Company and Baxter are considered to be effectively settled in the combined financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flows as a financing activity and in the combined balance sheets as net parent company investment.

These combined financial statements include an allocation of expenses related to certain Baxter corporate functions, including executive oversight, treasury, finance, legal, human resources, tax planning, internal audit, financial reporting, information technology and investor relations. These expenses have been allocated to the Company based on direct usage or benefit where specifically identifiable, with the remainder allocated primarily on a pro rata basis of revenue, headcount, square footage, or other measures. The Company considers the expense methodology and results to be reasonable for all periods presented. However, the allocations may not be indicative of the actual expense that would have been incurred had the Company operated as an independent, publicly traded company for the periods presented.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 1 NATURE OF BUSINESS AND BASIS OF PREPARATION (Continued)

The income tax amounts in these combined financial statements have been calculated based on a separate return methodology and presented as if the Company's operations were separate taxpayers in the respective jurisdictions.

Baxter maintains various benefit and share-based compensation plans at a corporate level and other benefit plans at a country level. The Company's employees participate in such programs and a portion of the cost of those plans is included in the Company's financial statements. However, the combined balance sheets do not include any equity related to share-based compensation plans or any net benefit plan obligations unless the benefit plan covers only active and inactive employees of the Company.

The Company's equity balance in these combined financial statements represents the excess of total assets over total liabilities, including the due to/from balances between the Company and Baxter (net parent company investment) and accumulated other comprehensive income (AOCI). Net parent company investment is primarily impacted by contributions from Baxter which are the result of treasury activities and net funding provided by or distributed to Baxter.

Earnings Per Share

On July 1, 2015, Baxter distributed approximately 544 million shares of Baxalta common stock to its shareholders and retained an additional 132 million shares. As a result, the company has updated its statement of income to retrospectively present basic and diluted earnings per common share (EPS).

The computation of basic EPS for all periods disclosed was calculated using the shares distributed and retained by Baxter on July 1, 2015 totaling 676 million. The weighted average number of shares outstanding for diluted EPS for the periods prior to separation also include 5 million of diluted common share equivalents for stock options, restricted stock units (RSUs), and performance share units (PSUs) as these share-based awards were previously issued by Baxter and outstanding at the time of separation and were assumed by Baxalta following the separation.

The numerator for both basic and diluted EPS is net income, net income from continuing operations, or income from discontinued operations, net of tax.

The following is a reconciliation of basic shares to diluted shares.

(in millions)	2014	2013	2012
Basic shares	676	676	676
Effect of dilutive shares	5	5	5

Diluted shares	681	681	681

The computation of diluted EPS excluded 19 million equity awards for the periods presented because their inclusion would have had an anti-dilutive effect on diluted EPS as of July 1, 2015.

Retroactive Adoption of Income Tax Accounting Guidance

The company has updated its combined balance sheets, and certain tables in Note 3 to the combined financial statements, for the early retroactive adoption of Accounting Standards Update (ASU) 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. ASU 2015-17 requires all deferred tax assets and liabilities, along with any related valuation allowance, to be classified as noncurrent on the balance sheet. As of December 31, 2014, the adoption of ASU No. 2015-17 had the effect of reducing short-term assets by $215 million, increasing long-term assets by $14 million, reducing short-term liabilities by $4 million and reducing long-term liabilities by $197 million. As of December 31, 2013, the adoption of ASU 2015-17 had the effect of reducing short-term assets by $215 million, increasing long-term assets by $32 million, reducing short-term liabilities by $8 million and reducing long-term liabilities by $175 million. The retroactive application of ASU 2015-17 did not have an impact on the Company's statements of income or other financial statements for the periods presented.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from these estimates.

Revenue Recognition

The Company recognizes revenues from product sales and services when earned. Specifically, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred (or services have been rendered), the price is fixed or determinable, and collectability is reasonably assured. For product sales, revenue is not recognized until title and risk of loss have transferred to the customer. The shipping terms for the majority of the Company's revenue arrangements are FOB destination. Provisions for rebates, chargebacks to wholesalers and distributors, returns, and discounts are provided for at the time the related sales are recorded, and are reflected as a reduction of sales.

Accounts Receivable and Allowance for Doubtful Accounts

In the normal course of business, the Company provides credit to its customers and maintains reserves for potential credit losses. The movement in the allowance for doubtful accounts during the periods presented is as follows:

years ended of December 31 (in millions)	2014	2013	2012
Balance at beginning of year	$21	$20	$19
Additions	3	2	2
Deductions from reserves	(4)	(1)	(1)

Balance at end of year	$20	$21	$20

Inventories

as of December 31 (in millions)	2014	2013
Raw materials	$524	$529
Work in process	976	971
Finished goods	460	422

Total	$1,960	$1,922

Inventories are stated at the lower of cost (first-in, first-out method) or market value. Market value for raw materials is based on replacement costs, and market value for work in process and finished goods is based on net realizable value.

Property, Plant and Equipment, Net

as of December 31 (in millions)	2014	2013
Land	$105	$99
Buildings and leasehold improvements	1,260	1,240
Machinery and equipment	2,259	2,101
Construction in progress	2,109	1,518

Total property, plant and equipment, at cost	5,733	4,958
Accumulated depreciation	(1,541)	(1,582)

Property, plant and equipment (PP&E), net	$4,192	$3,376

Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets, which range from 20 to 50 years for buildings and improvements and from three to 15 years

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

for machinery and equipment. Leasehold improvements are amortized over the life of the related facility lease (including any renewal periods, if appropriate) or the asset, whichever is shorter. Machinery and equipment includes capitalized software costs, which are amortized on a straight-line basis over the estimated useful lives of the software. Depreciation expense was $189 million in 2014, $168 million in 2013, and $150 million in 2012. Gross assets recorded under capital leases and reported in buildings and leasehold improvements were $283 million and $20 million as of December 31, 2014 and December 31, 2013, respectively, and associated accumulated depreciation was $3 million and $1 million as of December 31, 2014 and December 31, 2013, respectively.

Acquisitions

Results of operations of acquired companies are included in the Company's results of operations as of the respective acquisition dates. The purchase price of each acquisition is allocated to the net assets acquired based on estimates of their fair values at the date of the acquisition. Any purchase price in excess of these net assets is recorded as goodwill. The allocation of purchase price in certain cases may be subject to revision based on the final determination of fair values during the measurement period, which may be up to one year from the acquisition date.

Contingent consideration is recognized at the estimated fair value on the acquisition date. Subsequent changes to the fair value of contingent considerations are recognized in earnings.

Research and Development

Research and development (R&D) costs are expensed as incurred. Pre-regulatory approval contingent milestone obligations to counterparties in collaborative arrangements are expensed when the milestone is achieved.

Payments made to counterparties on or after regulatory approval are capitalized and amortized over the remaining useful life of the related product. Amounts capitalized for such payments are included in other intangible assets, net of accumulated amortization.

Acquired in-process R&D (IPR&D) is the value assigned to products under development acquired in a business combination which have not received regulatory approval and have no alternative future use. Acquired IPR&D is capitalized as an indefinite-lived intangible asset. Development costs incurred after the acquisition date are expensed as incurred. Upon receipt of regulatory approval of the related product, the indefinite-lived intangible asset is accounted for as a finite-lived intangible asset and generally amortized on a straight-line basis over the estimated economic life of the related product, subject to annual impairment reviews as discussed below. If the R&D project is abandoned, the indefinite-lived asset is charged to expense.

Collaborative Arrangements

The Company enters into collaborative arrangements in the normal course of business. These collaborative arrangements take a number of forms and structures, and are designed to enhance and expedite long-term sales and profitability growth. These arrangements generally provide that the Company obtain commercialization rights to a product under development. The agreements often require the Company make upfront payments and include additional contingent milestone payments relating to the achievement of specified development, regulatory and commercial milestones, as well as royalty payments. The Company may also be responsible for other on-going costs associated with the arrangements, including R&D cost reimbursements to the counterparty.

Royalty payments are expensed as cost of sales when they become due and payable. Any purchases of product from the partner during the development stage are expensed as R&D, while such purchases during the commercialization phase are capitalized as inventory and recognized as cost of sales when the related finished products are sold. The Company presents upfront payments to collaboration partners as investing activities and milestone payments as operating activities in the combined statements of cash flows.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Business Optimization Charges

The Company records liabilities for costs associated with exit or disposal activities in the period in which the liability is incurred. Employee termination costs are primarily recorded when actions are probable and estimable. Costs for one-time termination benefits in which the employee is required to render service until termination in order to receive the benefits are recognized ratably over the future service period.

Goodwill

Goodwill is not amortized, but is subject to an impairment review annually and whenever indicators of impairment exist. Goodwill would be impaired if the carrying amount of a reporting unit exceeded the fair value of that reporting unit, calculated as the present value of estimated cash flows discounted using a risk-free market rate adjusted for a market participant's view of similar companies and perceived risks in the cash flows. The implied fair value of goodwill is then determined by subtracting the fair value of all identifiable net assets other than goodwill from the fair value of the reporting unit, with an impairment charge recorded for the excess, if any, of carrying amount of goodwill over the implied fair value.

Intangible Assets Not Subject to Amortization

Indefinite-lived intangible assets, such as acquired IPR&D, are subject to an impairment review annually and whenever indicators of impairment exist. Indefinite-lived intangible assets would be impaired if the carrying amount of the asset exceeded the fair value of the asset.

Other Long-Lived Assets

The Company reviews the carrying amounts of long-lived assets, other than goodwill and intangible assets not subject to amortization, for potential impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In evaluating recoverability, the Company groups assets and liabilities at the lowest level such that the identifiable cash flows relating to the Company are largely independent of the cash flows of other assets and liabilities. The Company then compares the carrying amounts of the assets or asset groups with the related estimated undiscounted future cash flows. In the event impairment exists, an impairment charge is recorded as the amount by which the carrying amount of the asset or asset group exceeds the fair value.

Income Taxes

In the Company's combined financial statements, income tax expense and deferred tax balances have been calculated on a separate return basis although the Company's operations have historically been included in the tax returns filed by the respective Baxter entities of which the Company's business is a part. In the future, as a standalone entity, the Company will file tax returns on its own behalf and its deferred taxes and effective tax rate may differ from those in historical periods.

Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting based on enacted tax laws and rates. The Company maintains valuation allowances unless it is more likely than not that the deferred tax asset will be realized. With respect to uncertain tax positions, the Company determines whether the position is more likely than not to be sustained upon examination, based on the technical merits of the position. Any tax position that meets the more-likely-than-not recognition threshold is measured and recognized in the combined financial statements at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The liability relating to uncertain tax positions is classified as current in the combined balance sheets to the extent the Company anticipates making a payment within one year. Interest and penalties associated with income taxes are classified in the income tax expense line in the combined statements of income.

The Company maintains an income taxes payable to/from account with Baxter. The Company is deemed to settle current tax balances with the Baxter tax paying entities in the respective jurisdictions. The Company's current income tax balances are reflected as income taxes payable and settlements, which are

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

deemed to occur in the year following incurrence, are reflected as changes in net parent company investment in the combined balance sheets.

As a standalone entity, the Company will file tax returns on its own behalf and its deferred taxes and effective tax rate may differ from those in historical periods.

Changes in Accounting Standards

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"), which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products are transferred to customers. ASU No. 201409 will be effective for the Company beginning on January 1, 2017. Early adoption is not permitted. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The Company is currently evaluating the impact of adopting the new revenue standard on its combined financial statements.

NOTE 3 SUPPLEMENTAL FINANCIAL INFORMATION

Accrued Liabilities

as of December 31 (in millions)	2014	2013
Income taxes payable	$352	$537
Employee compensation and withholdings	210	184
Property, payroll and certain other taxes	78	60
Accrued rebates	245	193
Accrued litigation reserves	3	73
Other	268	313

Total accrued liabilities	$1,156	$1,360

Long-Term Liabilities

as of December 31 (in millions)	2014	2013
Pension and other employee benefits	$177	$166
Contingent payment liabilities	518	291
Long-term deferred income taxes	72	53
Uncertain tax positions	88	88
Capital lease obligations	275	14
Other	66	58

Total long-term liabilities	$1,196	$670

Non-cash Investing and Financing Activities

years ended December 31 (in millions)	2014	2013	2012
Accrued capital expenditures	$29	$63	$60
Assets acquired through capital lease obligations	$263	$13	$—

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 4 ACQUISITIONS AND COLLABORATIONS

Acquisitions

			2013
	2014
			Inspiration/ Ipsen OBIZUR
(in millions)	Chatham	AesRx
Consideration transferred
Cash, net of cash acquired	$70	$15	$51
Fair value of contingent payments	77	65	269

Fair value of consideration transferred	$147	$80	$320

Assets acquired
Other intangible assets	$74	$78	$288
Other assets, net	—	—	25

Total identifiable net assets	74	78	313
Goodwill	73	2	7

Total assets acquired	$147	$80	$320

Pro forma information has not been included because these acquisitions, individually and in the aggregate did not have a material impact on the Company's financial position or results of operations for the years ended December 31, 2014, 2013 and 2012.

Chatham Therapeutics, LLC

In May 2012, the Company entered into an exclusive global license agreement with Chatham Therapeutics, LLC (Chatham) to develop and commercialize potential treatments for hemophilia B utilizing Chatham's gene therapy technology. The Company recognized an R&D charge of $30 million related to an upfront payment.

In April 2014, the Company acquired all of the outstanding membership interests in Chatham, obtaining all gene therapy programs related to the development and commercialization of treatments for hemophilia.

The Company made an initial payment of $70 million, and may make additional payments of up to $560 million related to the achievement of development, regulatory and first commercial sale milestones, in addition to other sales milestones of up to $780 million. The estimated fair value of the contingent payment liabilities at the acquisition date was $77 million, which was recorded in long-term liabilities, and was calculated based on the probability of achieving the specified milestones and the discounting of expected future cash flows. As of December 31, 2014, there have been no significant changes to these contingent payment liabilities.

The Company allocated $74 million of the total consideration to acquired IPR&D, which is being accounted for as an indefinite-lived intangible asset, with the residual consideration of $73 million recorded as goodwill. The acquired IPR&D primarily relates to Chatham's hemophilia A (factor VIII) program, which was in preclinical stage at the time of the acquisition and is expected to be completed in approximately 10 years. The value of the IPR&D was calculated using cash flow projections adjusted for the inherent technical, regulatory, commercial and obsolescence risks in such activities, discounted at a rate of 12%. Additional R&D will be required prior to obtaining regulatory approval and, as of the acquisition date, incremental R&D costs were projected to be in excess of $130 million. The goodwill, which may be deductible for tax purposes depending on the ultimate resolution of the contingent payment liabilities, includes the value of potential future technologies as well as the overall strategic benefits of the acquisition to the Company in the hemophilia market.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 4 ACQUISITIONS AND COLLABORATIONS (Continued)

AesRx, LLC

In June 2014, the Company acquired all of the outstanding membership interests in AesRx, LLC (AesRx), obtaining AesRx's program related to the development and commercialization of treatments for sickle cell disease.

The Company made an initial payment of $15 million, and may make additional payments of up to $278 million related to the achievement of development and regulatory milestones, in addition to sales milestones of up to $550 million. The estimated fair value of the contingent payment liabilities at the acquisition date was $65 million, which was recorded in long-term liabilities, and was calculated based on the probability of achieving the specified milestones and the discounting of expected future cash flows. As of December 31, 2014, there have been no significant changes to these contingent payment liabilities.

The Company allocated $78 million of the total consideration to acquired IPR&D, which is being accounted for as indefinite-lived intangible assets, with the residual consideration of $2 million recorded as goodwill. The acquired IPR&D relates to AesRx's sickle cell disease program, which was in Phase II clinical trials at the time of the acquisition, and was expected to be completed in approximately five years. The value of IPR&D was calculated using cash flow projections adjusted for the inherent technical, regulatory, commercial and obsolescence risks in such activities, discounted at a rate of 15.5%. Additional R&D will be required prior to obtaining regulatory approval and, as of the acquisition date, incremental R&D costs were projected to be in excess of $40 million.

Inspiration / Ipsen

In March 2013, the investigational hemophilia compound OBIZUR and related assets were acquired from Inspiration BioPharmaceuticals, Inc. (Inspiration), and certain other OBIZUR related assets, including manufacturing operations, were acquired from Ipsen Pharma S.A.S. (Ipsen) in conjunction with Inspiration's bankruptcy proceedings. Ipsen was Inspiration's senior secured creditor and had been providing Inspiration with debtor-in-possession financing to fund Inspiration's operations and the sales process. Additionally, Ipsen was the owner of certain assets acquired in the transaction.

OBIZUR is a recombinant porcine factor VIII that was approved in the United States in 2014 for the treatment of patients with acquired hemophilia A, and is being investigated for the treatment of congenital hemophilia A patients with inhibitors.

The estimated fair value of contingent payment liabilities at the acquisition date was $269 million, based on the probability of achieving the specified milestones, of up to $135 million, and sales-based payments, and the discounting of expected future cash flows. The estimated fair value of contingent payment liabilities was recorded in other long-term liabilities as part of the consideration transferred. As of December 31, 2014, the estimated fair value of the contingent payments was $386 million, with changes in the estimated fair value recognized in other expense, net within the combined statement of income. Refer to Note 8 for additional information regarding the contingent payment liability.

Goodwill of $7 million principally included the value associated with the assembled workforce at the acquired manufacturing facility. The goodwill is deductible for tax purposes. Other intangible assets of $288 million related to acquired IPR&D activities, and the total was accounted for as an indefinite-lived intangible asset at the acquisition date. The value of the IPR&D was calculated using cash flow projections adjusted for the inherent technical, regulatory, commercial and obsolescence risk associated with such activities, discounted at a rate of 13%. In 2014, the acquired IPR&D was reclassified as a definite-lived intangible asset following regulatory approval. Refer to Note 5 for further information regarding the reclassification to a definite-lived intangible asset.

Collaborations

The Company's significant arrangements are discussed below.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 4 ACQUISITIONS AND COLLABORATIONS (Continued)

Merrimack Pharmaceuticals, Inc.

In September 2014, the Company entered into an exclusive license agreement with Merrimack Pharmaceuticals, Inc. (Merrimack) relating to the development and commercialization of MM-398 (nanoliposomal irinotecan injection), also known as "nal-IRI". The arrangement includes all potential indications for MM-398 across all markets with the exception of the United States and Taiwan. The first indication being pursued is for the treatment of patients with metastatic pancreatic cancer who were previously treated with gemcitabine-based therapy. In 2014, the Company recognized an R&D charge of $100 million related to the upfront payment. Upon entering into the agreement, the Company had the potential to make future payments of up to $870 million related to the achievement of development, regulatory, and commercial milestones, in addition to royalty payments.

CTI BioPharma Corp.

In November 2013, the Company acquired approximately 16 million shares of CTI BioPharma Corp. (CTI BioPharma), which was formerly named Cell Therapeutics, Inc., common stock for $27 million. The Company also entered into an exclusive worldwide licensing agreement with CTI BioPharma to develop and commercialize pacritinib, a novel investigational JAK2/FLT3 inhibitor with activity against genetic mutations linked to myelofibrosis, leukemia and certain solid tumors. At the time the Company entered into the agreement, pacritinib was in Phase III development for patients with myelofibrosis, a chronic malignant bone marrow disorder. Under the terms of the agreement, the Company gained commercialization rights for all indications of pacritinib outside the United States and the Company and CTI BioPharma will jointly commercialize pacritinib in the United States. The Company can terminate the arrangement at any time if certain defined costs exceed $125 million. The Company may also terminate the agreement for convenience any time after 18 month anniversary of the execution date. CTI BioPharma is responsible for the funding of the majority of development activities as well as the manufacture of the product. In 2013, the Company recognized an R&D charge of $33 million related to an upfront payment. Upon entering into the agreement, the Company had the potential to make future payments of up to $302 million related to the achievement of development, regulatory and commercial milestones, in addition to future royalty payments.

Coherus Biosciences, Inc.

In August 2013, the Company entered into an exclusive license agreement with Coherus Biosciences, Inc. (Coherus) to develop and commercialize a biosimilar to ENBREL® (etanercept) for Europe, Canada, Brazil and certain other markets. The Company also has the right of first refusal to certain other biosimilars in the collaboration. Under the terms of the agreement, Coherus is responsible for the development plan, preparation of regulatory filings, and manufacture of the product, subject to certain cost reimbursement by the Company. The Company can terminate the agreement if certain costs exceed a specific cap. In 2013, the Company recognized an R&D charge of $30 million related to its decision to pursue the development of etanercept. Upon entering into the agreement, the Company had the potential to make future payments of up to $169 million relating to the achievement of development and regulatory milestones, in addition to future royalty payments.

Onconova Therapeutics, Inc.

In July 2012, the Company acquired approximately 3 million shares of preferred stock in Onconova Therapeutics, Inc. (Onconova) for $50 million. Refer to Note 8 for additional information regarding this investment. In September 2012, the Company entered into an exclusive license agreement with Onconova for rigosertib, a novel targeted anticancer compound for the treatment of a group of rare hematologic malignancies called myelodysplastic syndromes and pancreatic cancer. The Company gained commercialization rights for the compound in Europe. Onconova is responsible for the funding of the R&D as well as the manufacture of the product. In 2012, the Company recognized an R&D charge of $50 million related to an upfront payment. Upon entering into the agreement, the Company had the potential to make future payments of up to $783 million related to the achievement of development, regulatory and commercial milestones, in addition to future royalty payments.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 4 ACQUISITIONS AND COLLABORATIONS (Continued)

Momenta Pharmaceuticals, Inc.

In February 2012, the Company entered into an exclusive license agreement with Momenta Pharmaceuticals, Inc. (Momenta) to develop and commercialize biosimilars. The arrangement includes specified funding by the Company, as well as other responsibilities, relating to development and commercialization activities. In 2012, the Company recognized an R&D charge of $33 million related to an upfront payment. Upon entering into the agreement, the Company had the potential to make future payments of up to approximately $202 million related to the exercise of options to develop additional products and the achievement of technical, development and regulatory milestones for these products, in addition to future royalty payments and potential profit-sharing payments.

Unfunded Contingent Payments

At December 31, 2014, the Company's unfunded contingent milestone payments associated with all of its collaborative arrangements totaled $2.3 billion. This total excludes any contingent royalty and profit-sharing payments. Based on the Company's projections, any contingent payments made in the future will be more than offset over time by the estimated net future cash flows relating to the rights acquired for those payments.

Payments to Collaboration Partners

Payments to collaboration partners classified in R&D expenses were $242 million, $80 million and $126 million in 2014, 2013 and 2012, respectively. These payments were comprised of upfront payments of $100 million, $63 million and $113 million in 2014, 2013 and 2012, respectively, and milestone payments of $117 million and $15 million in 2014 and 2013, respectively. The remainder related to R&D cost reimbursements. Payments to collaboration partners classified in cost of sales were not significant in 2014, 2013 and 2012.

NOTE 5 GOODWILL AND OTHER INTANGIBLE ASSETS, NET

Goodwill

The following is a summary of the activity in goodwill:

(in millions)
December 31, 2012	$512
Additions	7
Currency translation and other adjustments	5

December 31, 2013	524
Additions	75
Currency translation and other adjustments	(34)

December 31, 2014	$565

Goodwill additions in 2014 and 2013 primarily relate to the acquisitions of Chatham and Inspiration / Ipsen, respectively. See Note 4 for further information.

As of December 31, 2014, there were no accumulated goodwill impairment losses.

NOTE 5 GOODWILL AND OTHER INTANGIBLE ASSETS, NET (Continued)

Other Intangible Assets, Net

The following is a summary of the Company's other intangible assets:

(in millions)	Developed technology, including patents	Other amortized intangible assets	Indefinite- lived intangible assets	Total
December 31, 2014
Gross other intangible assets	$440	$29	$149	$618
Accumulated amortization	(133)	(26)	—	(159)

Other intangible assets, net	$307	$3	$149	$459

December 31, 2013
Gross other intangible assets	$192	$33	$288	$513
Accumulated amortization	(139)	(25)	—	(164)

Other intangible assets, net	$53	$8	$288	$349

Intangible asset amortization expense from continuing operations was $16 million for the years ended December 31, 2014, 2013 and 2012. The anticipated annual amortization expense for definite-lived intangible assets recorded as of December 31, 2014 is $31 million in 2015, $28 million in 2016, $25 million in 2017, $24 million in 2018 and $21 million in 2019.

The decrease in indefinite-lived intangible assets and corresponding increase in developed technology was primarily driven by the acquired IPR&D from the Inspiration / Ipsen acquisition obtaining regulatory approval. These intangible assets are being amortized on a straight-line basis over an estimated useful life of approximately 15 years. The decrease in indefinite-lived intangible assets was partially offset by additions related to the acquisitions of Chatham and AesRx.

NOTE 6 BUSINESS OPTIMIZATION CHARGES

The Company has historically participated in business optimization plans initiated by Baxter. The Company's total charges related to these plans are presented below:

years ended December 31 (in millions)	2014	2013	2012
Cash expenses	$43	$50	$30
Non-cash expenses	—	83	14
Reserve adjustments	(10)	—	—

Total business optimization expenses	$33	$133	$44

Discontinued operations	(8)	(101)	—

Business optimization expenses in continuing operations	$25	$32	$44

These expenses primarily related to the Company's costs associated with optimizing the overall cost structure on a global basis, as Baxter streamlined its international operations, rationalized its manufacturing facilities, enhanced its general and administrative infrastructure and re-aligned or cancelled certain R&D activities and programs. The 2014 expenses primarily included severance and other employee-related costs associated with the reorganization of certain R&D activities. The 2013 expenses included severance costs, as well as asset impairments and contract terminations associated with discontinued products and projects. In 2014, the Company refined its expectations and recorded adjustments to previous business optimization reserves that are no longer probable of being utilized. The total business optimization charges for the years ended December 31, 2014 and 2013, respectively, included severance and other non-cash impairment losses associated with the discontinuation of certain R&D programs associated with the vaccines business.

The business optimization charges are recorded as follows in the combined statements of income:

•
2014: $2 million in cost of sales, $1 million in selling, general and administrative expenses, and $22 million in R&D expenses (with an additional $8 million recorded in discontinued operations).

NOTE 6 BUSINESS OPTIMIZATION CHARGES (Continued)

•
2013: $5 million in cost of sales, $3 million in selling, general and administrative expenses, and $24 million in R&D expenses (with an additional $101 million recorded in discontinued operations).

•
2012: $18 million in cost of sales, $10 million in selling, general and administrative expenses, and $16 million in R&D expenses.

The following table summarizes cash activity in the reserves related to business optimization initiatives:

(in millions)
Reserve at December 31, 2011	$36
Current year charges	30
Utilization	(21)

Reserve at December 31, 2012	45
Current year charges	50
Utilization	(31)

Reserve at December 31, 2013	64
Current year charges	43
Reserve adjustments	(10)
Utilization	(37)

Reserve at December 31, 2014	$60

The reserves are expected to be substantially utilized by the end of 2016. The Company believes that the reserves are adequate. However, adjustments may be recorded in the future as the programs are completed.

NOTE 7 DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITY

Interest Rate Risk Management

The Company is exposed to the risk that its earnings and cash flows could be adversely impacted by fluctuations in benchmark interest rates relating to its anticipated issuances of debt in connection with the separation. The Company's policy is to manage this risk to an acceptable level.

Cash Flow Hedges

In December 2014, the Company entered into forward-starting interest rate swaps to hedge the risk to earnings associated with movements in benchmark interest rates relating to the anticipated issuance of debt in connection with the separation. The Company designated these interest rate contracts as cash flow hedges. The total notional amount of the interest rate contracts outstanding was $550 million as of December 31, 2014.

As of December 31, 2014, the fair value of the interest rate contracts in liability positions was $2 million, reported in accrued liabilities, and the fair value of the interest rate contracts in asset positions was $1 million, reported in prepaid expenses and other assets. The Company recorded a net loss of $1 million in other comprehensive income during the year ended December 31, 2014. There was no ineffectiveness during the year ended December 31, 2014. The Company did not have any interest rate contracts outstanding as of December 31, 2013.

NOTE 8 FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Concentrations of Credit Risk

The Company engages in business with foreign governments in certain countries that have experienced deterioration in credit and economic conditions, including Greece, Spain, Portugal and Italy. As of December 31, 2014 and 2013, the Company's net accounts receivable from the public sector in these countries totaled $88 million and $146 million, respectively.

Global economic conditions and liquidity issues in certain countries have resulted, and may continue to result, in delays in the collection of receivables and credit losses. Global economic conditions, governmental actions and customer-specific factors may require the Company to re-evaluate the

NOTE 8 FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

collectability of its receivables and the Company could potentially incur additional credit losses. These conditions may also impact the stability of the Euro.

Fair Value Measurements

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:

•
Level 1—Quoted prices in active markets that the Company has the ability to access for identical assets or liabilities;

•
Level 2—Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•
Level 3—Valuations using significant inputs that are unobservable in the market and include the use of judgment by the Company's management about the assumptions market participants would use in pricing the asset or liability.

The following tables summarize the bases used to measure financial assets and liabilities that are carried at fair value on a recurring basis in the combined balance sheets:

		Basis of fair value measurement
(in millions)	Balance at December 31, 2014	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Available-for-sale securities
Equity securities	$71	$71	$—	$—
Foreign government debt securities	18	—	18	—
Interest rate contracts	1	—	1	—

Total assets	$90	$71	$19	$—

Liabilities
Contingent payments related to acquisitions	$518	$—	$—	$518
Interest rate contracts	2	—	2	—

Total liabilities	$520	$—	$2	$518

		Basis of fair value measurement
(in millions)	Balance at December 31, 2013	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Available-for-sale securities
Equity securities	$94	$94	$—	$—
Foreign government debt securities	18	—	18	—

Total assets	$112	$94	$18	$—

Liabilities
Contingent payments related to acquisitions	$291	$—	$—	$291

Total liabilities	$291	$—	$—	$291

For assets that are measured using quoted prices in active markets, the fair value is the published market price per unit multiplied by the number of units held, without consideration of transaction costs. The fair values of foreign government debt securities are obtained from pricing services or broker/dealers who use proprietary pricing applications, which include observable market information for like or same securities.

NOTE 8 FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

Contingent payments related to acquisitions consist of development, regulatory and commercial milestone payments, in addition to sales-based payments, and are valued using discounted cash flow techniques. The fair value of development, regulatory and commercial milestone payments reflects management's expectations of probability of payment, and increases as the probability of payment increases or expectation of timing of payments is accelerated. As of December 31, 2014, management's expected weighted-average probability of payment for regulatory, development and commercial milestone payments expected to occur was approximately 24%, with individual probabilities ranging from 10%–100%. The fair value of sales-based payments is based upon probability-weighted future revenue estimates, and increases as revenue estimates increase, probability weighting of higher revenue scenarios increase or expectation of timing of payment is accelerated. The following table provides information relating to the Company's investments in available-for-sale equity securities:

(in millions)	Amortized cost	Unrealized gains	Unrealized (losses)	Fair value
December 31, 2014
Available-for-sale equity securities	$59	$21	$(9)	$71

December 31, 2013
Available-for-sale equity securities	$104	$20	$(30)	$94

In July 2012, the Company acquired approximately 3 million shares of Onconova preferred stock for $50 million, which the Company classified as available-for-sale debt securities as a result of certain mandatory redemption rights held by Baxter. In 2013, the Company reclassified the securities to available-for-sale equity securities as a result of the conversion of the preferred stock to common stock upon the completion of Onconova's initial public offering. In 2014, the Company recorded a $45 million other-than-temporary impairment charge to write-down the investment in Onconova to its fair value of $9 million based on the duration and severity of the loss. The loss was reported in other expense, net. In 2013, the Company acquired approximately 16 million shares of CTI BioPharma common stock, which are classified as available-for-sale equity securities, for $27 million. Refer to Note 4 for additional information on the Onconova and CTI BioPharma arrangements.

The Company had cumulative unrealized gains for the available-for-sale debt securities of $1 million and less than $1 million as of December 31, 2014, and 2013, respectively. The following table is a reconciliation of the fair value measurements that use significant unobservable inputs (Level 3), which consist of contingent payments related to acquisitions and preferred stock:

(in millions)	Contingent payments	Preferred stock
Fair value as of December 31, 2012	$—	$51
Purchases	269	—
Net losses recognized in earnings	18	—
Currency translation adjustments	4	—
Conversion to a publicly traded equity security	—	(51)

Fair value as of December 31, 2013	$291	$—
Additions	142	—
Payments	(12)	—
Net losses recognized in earnings	124	—
Currency translation adjustments	(27)	—

Fair value as of December 31, 2014	$518	$—

The Company's additions in 2014 related to the contingent payment liabilities associated with the acquisitions of Chatham and AesRx. Refer to Note 4 for additional information regarding the contingent payment liabilities. The net loss recognized in earnings and reported in other expense, net primarily related to an increase in the estimated fair value of contingent payment liabilities associated with OBIZUR and related assets from Inspiration/Ipsen.

NOTE 8 FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

Book Values and Fair Values of Financial Instruments

In addition to the financial instruments that the Company is required to recognize at fair value on the combined balance sheets, the Company has certain financial instruments that are recognized at historical cost or some basis other than fair value. For these financial instruments, the following table provides the values recognized on the combined balance sheets and the approximate fair values:

	Book values		Approximate fair values
as of December 31 (in millions)	2014	2013	2014	2013
Assets
Investments	$31	$5	$31	$5

Liabilities
Capital lease obligations	$276	$19	$276	$19

As of December 31, 2014, the Company recorded $64 million of income in other expense, net related to equity method investments, which primarily represented distributions from funds that sold portfolio companies as well as gains from the sale of certain investments.

The fair value of capital lease obligations is based on Level 2 inputs. Investments include certain cost method investments whose fair value is based on Level 3 inputs.

NOTE 9 COMMITMENTS AND CONTINGENCIES

Collaboration Agreement Contingent Payments

Refer to Note 4 for information regarding the Company's unfunded contingent payments associated with collaborative arrangements.

Limited Partnership Commitments

The Company has unfunded commitments of $32 million as a limited partner in an equity investment as of December 31, 2014.

Indemnifications

During the normal course of business, the Company enters into indemnities, commitments and guarantees pursuant to which the Company may be required to make payments related to specific transactions. In addition, Baxter indemnifies the Company's directors and officers for certain losses and expenses upon the occurrence of certain prescribed events. The majority of these indemnities, commitments and guarantees do not provide for any limitation on the maximum potential for future payments that the Company could be obligated to make. To help address some of these risks, the Company maintains various insurance coverages. Based on historical experience and evaluation of the agreements, the Company does not believe that any significant payments related to its indemnities will occur, and therefore the Company has not recorded any associated liabilities.

Lease Commitments

The Company leases certain facilities and equipment under capital and operating leases expiring at various dates. The leases generally provide for the Company to pay taxes, maintenance, insurance and certain other operating costs of the leased property. Most of the operating leases contain renewal options. Operating lease rent expense was $42 million in 2014, $40 million in 2013 and $41 million in 2012.

Future Minimum Lease Payments

During 2014, the Company entered into a leasing arrangement for a new global innovation and research and development center in Cambridge, Massachusetts and recorded a capital lease obligation of $263 million. The arrangement calls for approximately $170 million in lease payments over an initial term of 12 years and includes two additional five year renewal options.

NOTE 9 COMMITMENTS AND CONTINGENCIES (Continued)

The following table summarizes future minimum lease payments:

as of and for the years ended December 31 (in millions)	Operating leases	Capital leases
2015	$43	$1
2016	38	7
2017	34	7
2018	26	7
2019	19	7
Thereafter	58	247

Total obligations and commitments	218	276
Interest on capital leases	—	94

Total lease obligations	$218	$370

NOTE 10 SHARE-BASED COMPENSATION

Baxter maintains an incentive stock program for the benefit of its officers, directors, and certain employees, including certain Company employees. As the Company receives employee services in consideration for the participation of the Company's employees in these plans, a share-based payment expense for the awards granted to the Company's employees has been reflected in the combined statements of income. The Company's employees participate in Baxter International Inc.'s 2001 Incentive Compensation Program, 2003 Incentive Compensation Program, 2007 Incentive Plan, 2011 Incentive Plan and Employee Stock Purchase Plan.

Baxter's share-based compensation generally includes stock options, RSUs, PSUs and purchases under Baxter's employee stock purchase plan.

The Company's share-based compensation has been derived from the equity awards granted by Baxter to the Company's employees. As the share-based compensation plans are Baxter's plans, the amounts have been recognized through net parent company investment on the combined balance sheets.

Share-Based Compensation Expense

Share-based compensation expense relating to the Company's employees was $31 million, $26 million and $20 million in 2014, 2013 and 2012, respectively. The related tax benefit recognized was $10 million in 2014, $9 million in 2013 and $7 million in 2012.

Approximately 50% of share-based compensation expense from continuing operations was classified in selling, general and administrative expenses in 2014, 2013 and 2012. In 2014, approximately 25% was classified in each of cost of sales and R&D expenses. In 2013 and 2012, approximately 30% was classified in cost of sales and approximately 20% was classified in R&D expenses.

Stock Options

Stock options are granted with exercise prices at least equal to 100% of the market value on the date of grant. Stock options granted to Company employees generally vest in one-third increments over a three-year period.

Stock options typically have a contractual term of 10 years. The grant-date fair value, adjusted for estimated forfeitures, is recognized as expense on a straight-line basis over the substantive vesting period.

NOTE 10 SHARE-BASED COMPENSATION (Continued)

The fair value of stock options is determined using the Black-Scholes model. The weighted-average assumptions used in estimating the fair value of stock options granted during each year with respect to the Company employees, along with the weighted-average grant-date fair values, were as follows:

years ended December 31	2014	2013	2012
Expected volatility	23%	25%	25%
Expected life (in years)	5.5	5.5	5.5
Risk-free interest rate	1.7%	0.9%	1.0%
Dividend yield	2.8%	2.6%	2.3%
Fair value per stock option	$11	$12	$10

The expected volatility assumption is based on a weighted-average of the historical volatility of Baxter's stock and the implied volatility from traded options on Baxter's stock, with historical volatility more heavily weighted. The expected life assumption is primarily based on the vesting terms of the stock option, historical employee exercise patterns and employee post-vesting termination behavior. The risk-free interest rate for the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The dividend yield reflects historical experience as well as future expectations over the expected life of the option.

The following table summarizes stock option activity for the year ended December 31, 2014 and stock option information at December 31, 2014 for Company employees:

(options and aggregate intrinsic values in thousands)	Options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at December 31, 2013	5,473	$57.37
Granted	1,523	69.45
Exercised	(1,201)	52.42
Forfeited	(152)	68.15
Transferred	444	59.57
Expired	(33)	52.99

Outstanding at December 31, 2014	6,054	$61.31	6.5	$72,595

Vested or expected to vest as of December 31, 2014	5,925	$61.12	6.4	$72,125

Exercisable at December 31, 2014	3,387	$55.93	4.8	$58,777

The aggregate intrinsic value in the table above represents the difference between the exercise price and Baxter's closing stock price on the last trading day of 2014. The total intrinsic value of options exercised was $25 million, $25 million and $22 million in 2014, 2013 and 2012, respectively.

As of December 31, 2014, $15 million of unrecognized compensation cost related to stock options is expected to be recognized as expense over a weighted-average period of approximately 1.7 years.

RSUs

RSUs granted to Company employees generally vest in one-third increments over a three-year period. The grant-date fair value, adjusted for estimated forfeitures, is recognized as expense on a straight-line basis over the substantive vesting period. The fair value of RSUs is determined based on the number of shares granted and the quoted price of Baxter's common stock on the date of grant.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 10 SHARE-BASED COMPENSATION (Continued)

The following table summarizes nonvested RSU activity for the year ended December 31, 2014 for Company employees:

(share units in thousands)	Share units	Weighted-average grant-date fair value
Nonvested RSUs at December 31, 2013	464	$63.41
Granted	367	70.89
Vested	(189)	60.96
Transferred	39	67.76
Forfeited	(32)	67.62

Nonvested RSUs at December 31, 2014	649	$68.40

As of December 31, 2014, $23 million of unrecognized compensation cost related to RSUs is expected to be recognized as expense over a weighted-average period of approximately 1.8 years. The weighted-average grant-date fair value of RSUs granted in 2014, 2013 and 2012 was $70.89, $70.19 and $58.36, respectively. The fair value of RSUs vested in 2014, 2013 and 2012 was $14 million, $9 million and $3 million, respectively.

PSUs

Baxter's stock compensation program for senior management includes the issuance of PSUs based on return on invested capital (ROIC) as well as market conditions. The vesting condition for ROIC PSUs is set at the beginning of each year for each tranche of the award during the three-year service period. Compensation cost for the ROIC PSUs is measured based on the fair value of the awards on the date that the specific vesting terms for each tranche of the award are established. The fair value of the awards is determined based on the quoted price of the Company's stock on the grant date for each tranche of the award. The compensation cost for these PSUs is adjusted at each reporting date to reflect the estimated probability of achieving the vesting condition.

The fair value of PSUs based on market conditions is determined using a Monte Carlo model. A Monte Carlo model uses stock price volatility and other variables to estimate the probability of satisfying the market conditions and the resulting fair value of the award. The assumptions used in estimating the fair value of these PSUs granted during the period, along with the grant-date fair values, were as follows:

years ended December 31	2014	2013	2012
Baxter volatility	20%	21%	24%
Peer group volatility	13%–58%	13%–38%	14%–50%
Correlation of returns	0.23–0.66	0.37–0.62	0.26–0.54
Risk-free interest rate	0.7%	0.3%	0.4%
Fair value per PSU	$57	$67	$72

Unrecognized compensation cost related to granted unvested PSUs of $2 million at December 31, 2014 is expected to be recognized as expense over a weighted-average period of 1.6 years.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 10 SHARE-BASED COMPENSATION (Continued)

The following table summarizes nonvested PSU activity for the year ended December 31, 2014 for Company employees:

(share units in thousands)	Share units	Weighted-average grant-date fair value
Nonvested PSUs at January 1, 2013	42	$70.03
Granted	24	61.81
Vested	(24)	71.51
Transferred	5	65.27
Forfeited	—	—

Nonvested PSUs at December 31, 2014	47	$64.54

Employee Stock Purchase Plan

Nearly all Baxter employees, including the Company's employees, are eligible to participate in Baxter's employee stock purchase plan. The employee purchase price is 85% of the closing market price on the purchase date.

In 2011, shareholders approved the Baxter International Inc. Employee Stock Purchase Plan which reflected the merger of the previous plans for U.S. and international employees. This employee stock purchase plan provides for 10 million shares of common stock available for issuance to eligible participants.

Baxter issued approximately 0.3 million shares in 2014, 0.2 million shares in 2013 and 0.2 million in 2012 under the prior and current employee stock purchase plans to the Company's employees. The number of shares under subscription with respect to the Company's employees at December 31, 2014 totaled approximately 0.2 million.

NOTE 11 RETIREMENT AND OTHER BENEFIT PROGRAMS

Shared Baxter Plans

The Company's employees participate in defined benefit pension and other postretirement plans sponsored by Baxter, which include participants of Baxter's other businesses. Such plans are accounted for as multiemployer plans in these combined financial statements and as a result, no asset or liability was recorded by the Company to recognize the funded status of these plans.

The Company recorded expense of $37 million, $45 million, and $36 million for the years ended December 31, 2014, 2013 and 2012, respectively, relating to the Company's employees' participation in Baxter sponsored plans. As of December 31, 2014 and 2013, there were no required contributions outstanding.

As of December 31, 2014 and 2013, such multiemployer defined benefit pension plans were approximately 62% and 69% funded, respectively. Baxter made total aggregated contributions of $92 million, $83 million and $95 million in 2014, 2013 and 2012, respectively.

The most significant shared defined benefit plan is the U.S. Qualified plan. The Company's employees represent approximately 40% of total participants in the U.S. Qualified plan. As of December 31, 2014 and 2013, the U.S. Qualified plan was approximately 77% and 87% funded, respectively. Baxter did not make any contributions to the U.S. Qualified plan in 2014, 2013 or 2012. Baxter has no obligation to fund the U.S. Qualified plan in 2015.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 11 RETIREMENT AND OTHER BENEFIT PROGRAMS (Continued)

Austrian Pension Plan

The Company is the sole sponsor for certain Austrian defined benefit pension plans. Information for these defined benefit plans are as follows:

as of and for the years ended December 31 (in millions)	2014	2013
Change in benefit obligation:
Projected benefit obligation, beginning of period	$156	$146
Service cost	6	6
Interest cost	5	5
Actuarial loss/(gain)	33	(3)
Benefit payments	(5)	(5)
Settlements	(3)	(2)
Foreign exchange and other	(26)	9

Projected benefit obligation, end of period	$166	$156

Change in plan assets:
Employer contributions	$8	$7
Settlements	(3)	(2)
Benefits paid	(5)	(5)

Fair value of plan assets, end of year	—	—

Under funded status of the plans	$(166)	$(156)

Amounts recognized in the combined balance sheets:
Current liability	$(5)	$(6)
Noncurrent liability	(161)	(150)

Net liability recognized at December 31	$(166)	$(156)

for the years ended December 31 (in millions)	2014	2013	2012
Net periodic benefit cost:
Service cost	$6	$6	$4
Interest cost	5	5	5
Amortization of actuarial loss	3	4	1
Settlement charge	1	1	—

Total net periodic benefit cost	$15	$16	$10

Net periodic benefit cost in the table above includes net periodic benefit costs from discontinued operations of $1 million, $2 million and $1 million for 2014, 2013 and 2012, respectively. The accumulated benefit obligation for the Austrian defined benefit plan was $133 million and $125 million at December 31, 2014 and 2013, respectively. The accumulated benefit obligations exceeded plan assets at December 31, 2014, 2013 and 2012.

Other comprehensive loss, net of tax for the Austrian defined benefit plan was $1 million, $7 million, and $27 million for the years ended December 31, 2014, 2013 and 2012, respectively, which solely consisted of net actuarial losses.

The weighted average assumptions used to determine the net cost and benefit obligations for the Austrian defined benefit plan are as follows:

	2014	2013	2012
Discount rate	2.00%	3.30%	3.25%
Rate of compensation increase	3.50%	3.50%	3.50%

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 11 RETIREMENT AND OTHER BENEFIT PROGRAMS (Continued)

Total benefit payments expected to be paid to participants are as follows:

(in millions)	Pension benefits
2015	$5
2016	5
2017	6
2018	7
2019	7
2020 through 2024	45

Total expected net benefit payments for next 10 years	$75

U.S. Defined Contribution Plan

Most of the Company's U.S. employees are eligible to participate in Baxter's qualified defined contribution plan. The Company recorded expense of $20 million in 2014, $16 million in 2013 and $13 million in 2012 related to this plan.

NOTE 12 ACCUMULATED OTHER COMPREHENSIVE INCOME

Comprehensive income includes all changes in equity that do not arise from transactions with the Parent and consists of net income, foreign currency translation, pension and unrealized gains and losses on available-for-sale investments and other. The following is a net-of-tax summary of the changes in AOCI by component for the years ended December 31, 2014 and 2013.

(in millions)	Foreign Currency Translation	Pension	Available- for-sale Investments and Other	Total
Gains (losses)
Balance as of December 31, 2013	$—	$(51)	$(13)	$(64)
Other comprehensive income before reclassifications	(387)	(4)	(21)	(412)
Amounts reclassified from AOCI(a)	—	3	40	43

Net other comprehensive (loss) income	(387)	(1)	19	(369)

Balance as of December 31, 2014	$(387)	$(52)	$6	$(433)

(in millions)	Foreign Currency Translation	Pension	Available- for-sale Investments and Other	Total
Gains (losses)
Balance as of December 31, 2012	$(72)	$(44)	$2	$(114)
Other comprehensive income before reclassifications	72	(11)	(19)	42
Amounts reclassified from AOCI(a)	—	4	4	8

Net other comprehensive income (loss)	72	(7)	(15)	50

Balance as of December 31, 2013	$—	$(51)	$(13)	$(64)

(a)
See table below for details about the reclassifications for the years ended December 31, 2014 and 2013.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 12 ACCUMULATED OTHER COMPREHENSIVE INCOME (Continued)

The following is a summary of the amounts reclassified from AOCI to net income during the years ended December 31, 2014 and 2013.

	Amounts reclassified from AOCI(a)
(in millions)	2014		2013		Location of impact in income statement
Amortization of pension
Actuarial losses and other	$(4	)(b)	$(5	)(b)

	(4)		(5)		Total before tax
	1		1		Tax benefit

	$(3)		$(4)		Net of tax

Losses on available-for-sale investments
Other-than-temporary impairment of available-for-sale equity securities	$(45)		$(6)		Other expense, net

	(45)		(6)		Total before tax
	5		2		Tax benefit

	$(40)		$(4)		Net of tax

Total reclassification for the period	$(43)		$(8)		Total net of tax

(a)
Amounts in parentheses indicate reductions to net income.

(b)
These AOCI components are included in the computation of net periodic benefit cost disclosed in Note 11.

NOTE 13 INCOME TAXES

In the Company's combined financial statements, income tax expense and deferred tax balances have been calculated on a separate tax return basis although the Company's operations have historically been included in the tax returns filed by the respective Baxter entities of which the Company's business is a part. In the future, as a standalone entity, the Company will file tax returns on its own behalf and its deferred taxes and effective tax rate may differ from those in the historical periods.

The Company maintains an income taxes payable to/from account with Baxter. The Company is deemed to settle current tax balances with the Baxter tax paying entities in the respective jurisdictions. The Company's current income tax balances are reflected as income taxes payable and settlements, which are deemed to occur in the year following incurrence, are reflected as changes in net parent company investment in the combined balance sheets.

Income Before Income Tax Expense by Category

years ended December 31 (in millions)	2014	2013	2012
United States	$728	$881	$710
International	804	732	851

Income before income taxes	$1,532	$1,613	$1,561

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 13 INCOME TAXES (Continued)

Income Tax Expense

years ended December 31 (in millions)	2014	2013	2012
Current
United States	$273	$326	$267
International	5	42	67

Current income tax expense	278	368	334

Deferred
United States	27	(40)	23
International	41	(3)	(1)

Deferred income tax expense (benefit)	68	(43)	22

Income tax expense	$346	$325	$356

Deferred Tax Assets and Liabilities

as of December 31 (in millions)	2014	2013
Deferred tax assets
Accrued expenses	$245	$295
Retirement benefits	45	40
Tax credits and net operating losses	3	2

Total deferred tax assets	293	337

Deferred tax liabilities
Subsidiaries' unremitted earnings	(34)	(53)
Asset basis differences	(288)	(284)

Total deferred tax liabilities	(322)	(337)

Net deferred tax liability	$(29)	$—

At December 31, 2014, the Company had foreign operating loss carryforwards totaling $3 million, and no foreign tax credit carryforwards. Realization of the foreign operating loss carryforwards depends on generating sufficient taxable income in future periods. No valuation allowances were recorded to reduce the deferred tax assets associated with the net operating loss carryforwards because the Company believes it is more likely than not that these assets will be fully realized prior to expiration. The Company will continue to evaluate the need for valuation allowances and, as circumstances change, the valuation allowance may change.

Income Tax Expense Reconciliation

years ended December 31 (in millions)	2014	2013	2012
Income tax expense at U.S. statutory rate	$536	$565	$546
Tax incentives	(111)	(146)	(132)
State and local taxes	26	31	26
Foreign taxes less than U.S. Rate	(98)	(89)	(94)
Branded Prescription Drug Fee	20	7	6
Permanent Items	8	(3)	(5)
Credits	(7)	(10)	(7)
Uncertain tax position (UTP)	(19)	(30)	12
Other	(9)	—	4

Income tax expense	$346	$325	$356

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 13 INCOME TAXES (Continued)

Management intends to continue to reinvest previous earnings in several jurisdictions outside of the United States indefinitely, and therefore has not recorded a U.S. income tax liability related these earnings. As of December 31, 2014 the Company had unremitted earnings of approximately $1.3 billion. If the Company decides at a later date to repatriate these earnings to the United States, the Company would be required to provide for the net tax effects on these amounts. It is not practicable to determine the net tax effects of a repatriation of these earnings.

Unrecognized Tax Benefits

The Company classifies interest and penalties associated with income taxes in the income tax expense line in the combined statements of income. Net interest and penalties (payments) expense recorded during 2014, 2013 and 2012 were ($14) million, $2 million and $6 million, respectively. The liability recorded at December 31, 2014 and 2013 related to interest and penalties was $34 million and $47 million, respectively.

The following is a reconciliation of the Company's unrecognized tax benefits for the years ended December 31, 2014, 2013 and 2012.

As of and for the years ended (in millions)	2014	2013	2012
Balance at beginning of the year	$81	$259	$253
Increase associated with tax positions taken during the current year	2	7	3
Increase associated with tax positions taken during a prior year	(4)	—	3
Settlements	(6)	(179)	—
Decrease associated with lapses in statutes of limitations	(8)	(6)	—

Balance at end of the year	$65	$81	$259

Of the gross unrecognized tax benefits, $99 million and $129 million were recognized as liabilities in the combined balance sheets as of December 31, 2014 and 2013, respectively.

None of the positions included in the liability for uncertain tax positions related to tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

Tax Incentives

The Company has received tax incentives in Switzerland, and certain other taxing jurisdictions outside the United States. The financial impact of the reductions as compared to the statutory tax rates is indicated in the income tax expense reconciliation table above.

Examination of Tax Returns

As of December 31, 2014, the Company had on-going audits in the United States, Switzerland, Austria and Italy. While the final outcome of these matters is inherently uncertain, the Company believes that it has made adequate provisions for all years subject to examination.

NOTE 14 LEGAL PROCEEDINGS

The Company, as a part of Baxter, is involved in product liability, patent, commercial, and other legal matters that arise in the normal course of the Company's business. The Company records a liability when a loss is considered probable and the amount can be reasonably estimated. If the reasonable estimate of a probable loss is a range, and no amount within the range is a better estimate, the minimum amount in the range is accrued. If a loss is not probable or a probable loss cannot be reasonably estimated, no liability is recorded. As of December 31, 2014, the Company's total recorded reserves with respect to legal matters were $24 million.

The Company is not able to estimate the amount or range of any loss for certain contingencies for which there is no reserve or additional loss for matters already reserved. While the liability of the Company in connection with the claims cannot be estimated and although the resolution in any reporting period of one

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 14 LEGAL PROCEEDINGS (Continued)

or more of these matters could have a significant impact on the Company's results of operations and cash flows for that period, the outcome of these legal proceedings is not expected to have a material adverse effect on the Company's combined financial position. While the Company believes that it has valid defenses in these matters, litigation is inherently uncertain, excessive verdicts do occur, and the Company may incur material judgments or enter into material settlements of claims.

The Company remains subject to the risk of future administrative and legal actions. With respect to governmental and regulatory matters, these actions may lead to product recalls, injunctions, and other restrictions on the Company's operations and monetary sanctions, including significant civil or criminal penalties. With respect to intellectual property, the Company may be exposed to significant litigation concerning the scope of the Company's and others' rights. Such litigation could result in a loss of patent protection or the ability to market products, which could lead to a significant loss of sales, or otherwise materially affect future results of operations.

General Litigation

The Company was a defendant, along with others, in a number of lawsuits combined for pretrial proceedings in the U.S.D.C. for the Northern District of Illinois alleging that the Company and certain of its competitors conspired to restrict output and artificially increase the price of plasma-derived therapies since 2003. The Company settled with the direct purchaser plaintiffs for $64 million, which was paid during the first quarter of 2014.

NOTE 15 GEOGRAPHIC AND PRODUCT INFORMATION

Geographic Information

Net sales are based on customer location and long-lived assets are based on physical location.

years ended December 31 (in millions)	2014	2013	2012
Net sales
United States	$3,016	$2,861	$2,687
Rest of world	2,936	2,694	2,623

Combined net sales	$5,952	$5,555	$5,310

as of December 31 (in millions)	2014	2013
Property, Plant and Equipment, Net
United States	$2,411	$1,472
Austria	717	812
Switzerland	353	382
Singapore	333	308
Rest of world	378	402

Combined property, plant and equipment, net	$4,192	$3,376

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 15 GEOGRAPHIC AND PRODUCT INFORMATION (Continued)

Significant Product Sales

The following is a summary of net sales for the Company's four product categories.

years ended December 31 (in millions)	2014	2013	2012
Hemophilia(1)	$2,984	$2,786	$2,627
Immunoglobulin Therapies(2)	1,677	1,616	1,583
Inhibitor Therapies(3)	744	651	614
BioTherapeutics(4)	547	502	486

Combined net sales	$5,952	$5,555	$5,310

(1)
Primarily includes sales of recombinant factor VIII and factor IX products (ADVATE, RECOMBINATE, and RIXUBIS) and plasma-derived hemophilia products (primarily factor VII, factor VIII, and factor IX).

(2)
Includes sales of antibody-replacement immunoglobulin therapy products, including GAMMAGARD LIQUID, SUBCUVIA, and HYQVIA.

(3)
Includes sales of FEIBA, a plasma-derived hemophilia product to treat patients who have developed inhibitors and OBIZUR, and recombinant porcine factor VIII product for the treatment of acquired Hemophilia A.

(4)
Includes primarily plasma-derived specialty therapies including albumin and alpha-1 antitrypsin products.

NOTE 16 RELATED PARTIES

The Company has not historically operated as a standalone business and has various relationships with Baxter whereby Baxter provides services to the Company.

Corporate Overhead and Other Allocations from Baxter

Baxter provides the Company certain services, which include, but are not limited to, executive oversight, treasury, finance, legal, human resources, tax planning, internal audit, financial reporting, information technology and investor relations. The financial information in these combined financial statements does not necessarily include all the expenses that would have been incurred had the Company been a separate, standalone entity. Baxter charges the Company for these services based on direct and indirect costs. When specific identification is not practicable, a proportional cost method is used, primarily based on sales, headcount, or square footage. These allocations were reflected as follows in the combined financial statements:

years ended December 31 (in millions)	2014	2013	2012
Cost of sales allocations	$12	$37	$28
Selling, general and administrative allocations	511	540	552
Research and development allocations	14	15	14
Other expense, net allocations	1	4	—

Total corporate overhead and other allocations from Baxter	$538	596	$594

The financial information herein may not necessarily reflect the combined financial position, results of operations and cash flows of the Company in the future or what they would have been had the Company been a separate, standalone entity during the periods presented. Management believes that the methods used to allocate expenses to the Company are reasonable.

Share-based Compensation

As discussed in Note 10, the Company's employees participate in Baxter share-based compensation plans, the costs of which have been allocated to the Company and recorded in cost of sales, selling and administrative expenses, and R&D expenses in the combined statements of income. Share-based compensation costs related to the Company's employees were $31 million,$26 million and $20 million for the years ended December 31, 2014, 2013 and 2012, respectively.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 16 RELATED PARTIES (Continued)

Retirement Plans

As discussed in Note 11, the Company's employees participate in defined benefit pension and other postretirement plans sponsored by Baxter, the costs of which have been recorded in cost of sales, selling, general and administrative expenses, and R&D expenses in the combined statement of income. The costs of such plans related to the Company's employees were $37 million, $45 million and $36 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Centralized Cash Management

Baxter uses a centralized approach to cash management and financing of operations. The majority of the Company's subsidiaries are party to Baxter's cash pooling arrangements with several financial institutions to maximize the availability of cash for general operating and investing purposes. Under these cash pooling arrangements, cash balances are swept regularly from the Company's accounts. Cash transfers to and from Baxter's cash concentration accounts and the resulting balances at the end of each reporting period are reflected in net parent company investment in the combined balance sheets.

Debt

Baxter's third-party debt and the related interest expense have not been allocated to the Company for any of the periods presented as the Company was not the legal obligor of the debt and Baxter borrowings were not directly attributable to the Company's business.

NOTE 17 DISCONTINUED OPERATIONS

In July 2014, the Company entered into an agreement with Pfizer Inc. to sell its commercial vaccines business, including NeisVac-C, a vaccine which helps protect against meningitis caused by group C meningococcal meningitis, and FSME-IMMUN, which helps protect against tick-borne encephalitis (TBE), an infection of the brain transmitted by the bite of ticks infected with the TBE-virus, and committed to a plan to divest the remainder of its vaccines business, which includes certain R&D programs. The Company completed the divestiture of the commercial vaccines business in December 2014 and received cash proceeds of $639 million and recorded an after-tax gain of $417 million. The Company entered into a separate agreement with Nanotherapeutics, Inc. for the sale of the remainder of the vaccines business in December 2014, which is expected to be completed in the second quarter of 2015. As a result of the divestitures, the operations and cash flows of the vaccines business have been eliminated from the ongoing operations of the Company.

Following is a summary of the operating results of the vaccines business, which have been reflected as discontinued operations for the years ended December 31, 2014, 2013 and 2012.

years ended December 31 (in millions)	2014	2013	2012
Net sales	$301	$292	$254
Income from operations before income taxes, excluding gain on sale	150	3	51
Gain on sale before income taxes	466	—	—
Income tax expense	(65)	(3)	(8)

Net income	$551	$—	$43

NOTE 18 SUBSEQUENT EVENTS

The Company evaluated subsequent events for recognition or disclosure through April 10, 2015, the date the combined financial statements were available to be issued.

SuppreMol Acquisition

In March 2015, the Company acquired SuppreMol GmbH (SuppreMol), a privately held biopharmaceutical company based in Germany, for approximately $225 million. Through the acquisition, the Company has acquired SuppreMol's early-stage pipeline of treatment options for autoimmune and

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 18 SUBSEQUENT EVENTS (Continued)

allergic diseases and its operations in Munich, Germany. The acquired investigational treatments will complement and build upon the Company's immunology portfolio and offer an opportunity to expand into new areas with significant market potential and unmet medical needs in autoimmune diseases. The acquisition will be accounted for as a business combination in the first quarter of 2015. The initial accounting for the transaction is incomplete, pending completion of valuations for the assets acquired and liabilities assumed.

10-K Financial Statements

The following financial statements for Baxalata Incorporated for the year ended 31 December 2015 have been extracted from the 10-K filed with the SEC on 3 March 2016

BAXALTA INCORPORATED

CONSOLIDATED AND COMBINED BALANCE SHEETS

as of December 31 (in millions, except share data)	2015	2014
Assets
Current Assets:
Cash and equivalents	$1,001	$—
Accounts and other current receivables, net	914	960
Inventories	2,173	1,960
Prepaid expenses and other	620	173

Total current assets	4,708	3,093

Property, plant and equipment, net	5,034	4,192
Goodwill	829	565
Other intangible assets, net	1,295	459
Deferred income taxes	214	43
Other long-term assets	249	231

Total assets	$12,329	$8,583

Liabilities and Equity
Current Liabilities
Current maturities of long-term debt and lease obligations	$3	$—
Accounts payable	706	484
Accrued liabilities	1,202	1,156

Total current liabilities	1,911	1,640

Long-term debt and capital lease obligations	5,265	275
Deferred income taxes	181	72
Other long-term liabilities	1,048	849
Commitments and contingencies
Equity:
Common stock, $0.01 par value (shares authorised of 2,500,000,000 at December 31 and zero at December 31, 2014, shares issued and outstanding of 679,287,500 at December 31, 2015 and zero at December 31, 2014)	7	—
Additional paid-in capital	4,103	—
Net parent company investment	—	6,180
Retained earnings	309	—
Accumulated other comprehensive loss	(495)	(433)

Total equity	3,924	5,747

Total liabilities and equity	$12,329	$8,583

The accompanying notes are an integral part of these consolidated and combined financial statements.

BAXALTA INCORPORATED

CONSOLIDATED AND COMBINED STATEMENTS OF INCOME

as of December 31 (in millions, except share amounts)	2015	2014	2013
Net Sales	$6,148	$5,952	$5,555
Cost of Sales	2,386	2,443	2,329

Gross Margin	3,762	3,509	3,226

Selling, general and administration expenses	1,442	1,053	1,017
Research and development expenses	1,176	820	595
Net interest expense	48	—	—
Other (income) expense, net	(102)	104	1

Income from continuing operations before income taxes	1,198	1,532	1,613
Income tax expense	270	346	325

Net income from continuing operations	928	1,186	1,288
Income from discontinued operations, net of tax	28	551	—
Net income	956	$1,737	$1,288

Income from continuing operations per common share
Basic	$1.37	$1.75	$1.90
Diluted	$1.36	$1.74	$1.89
Income from discontinued operations per common share
Basic	$0.04	$0.82	$—
Diluted	$0.04	$0.81	$—
Net income per common share
Basic	$1.41	$2.57	$1.90
Diluted	$1.40	$2.55	$1.89
Weighted-average number of common shares outstanding
Basic	677	676	676
Diluted	683	681	681

The accompanying notes are an integral part of these consolidated and combined financial statements.

BAXALTA INCORPORATED

CONSOLIDATED AND COMBINED STATEMENTS OF COMPREHENSIVE INCOME

years ended December 31 (in millions)	2015	2014	2013
Net income	$956	$1,737	$1,288
Other comprehensive (loss) income, net of tax:
Currency translation adjustments, net of tax benefit (expense) of $0 in 2015, $28 in 2014, and ($14) in 2013	(362)	(387)	72
Pension and other employee benefits, net of tax benefit (expense) of ($14) in 2015, $5 in 2014 and ($2) in 2013	11	(1)	(7)
Available-for-sale securities, net of tax benefit (expense) of ($6) in 2015, $2 in 2014, and ($3) in 2013	1	20	(15)
Hedging activities, net of tax benefit (expense) of ($4) in 2015 and less than $1 in 2014	6	(1)	—

Total other comprehensive (loss) income, net of tax	(344)	(369)	50

Comprehensive income	$612	$1,368	$1,338

The accompanying notes are an integral part of these consolidated and combined financial statements.

BAXALTA INCORPORATED

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

years ended December 31 (in millions)	2015	2014	2013
Cash flows from operations
Net income	$956	$1,737	$1,288
Adjustments
Depreciation and amortization	257	206	184
Deferred income taxes	(65)	68	(43)
Share-based compensation expense	62	32	27
Excess tax benefits from share-based compensation	(7)	(9)	(13)
Business optimization (benefits) charges, net	(12)	33	133
Gain on sale of discontinued operations	(38)	(466)	—
Net periodic pension benefit and OPEB cost	69	52	60
Change in fair value of contingent payment liabilities	(97)	124	18
IPR&D impairment charge	81	—	—
Other	61	116	47
Changes in balance sheet items
Accounts and other current receivables, net	(285)	(75)	(51)
Inventories	(429)	(282)	(261)
Accounts payable	189	127	45
Accrued liabilities	73	(195)	202
Due to/from Baxter International Inc	86	—	—
Business optimization payments	(19)	(37)	(31)
Other	(83)	(58)	(57)

Net cash provided from operations	$799	$1,373	$1,548

Cash flows from investing activities
Capital expenditures	(1,216)	(970)	(797)
Acquisitions, net of cash acquired	(1,163)	(185)	(111)
Divestiture of vaccines business	46	640	—
Other investing activities	40	14	(69)

Net cash used for investing activities	$(2,293)	$(501)	$(977)

Cash flows from financing activities
Net proceeds from issuance of long-term debt	4,945	—	—
Payments of obligations	(4)	—	—
Cash dividends on common stock	(47)	—	—
Net transactions with Baxter International Inc.	(2,455)	(856)	(571)
Proceeds and excess tax benefits related to share-based compensation	64	—	—
Other financing activities	(11)	(16)	—

Net cash provided from (used for) financing activities	$2,492	$(872)	$(571)

Effect of foreign exchange rate changes on cash and equivalents	3	—	—

Change in cash and equivalents	1,001	—	—
Cash and equivalents at beginning of period	—	—	—

Cash and equivalents at end of period	$1,001	$—	$—

The accompanying notes are an integral part of these consolidated and combined financial statements.

BAXALTA INCORPORATED

CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN EQUITY

	Common Stock
			Additional Paid-In Capital	Net Parent Company Investment	Retained Earnings		Total Equity
(in millions, except share data)	Shares	Amount				AOCI
Balance as of December 31, 2012	—	$—	$—	$4,465	$—	$(114)	$4,351
Net income	—	—	—	1,288	—	—	1,288
Net transfers to Baxter International Inc.	—	—	—	(510)	—	—	(510)
Other comprehensive loss, net of tax	—	—	——	—	—	50	50

Balance as of December 31, 2013	—	$—	$—	$5,243	$—	$(64)	$5,179

Balance as of December 31, 2013	—	$—	$—	$5,243	$—	$(64)	$5,179
Net income	—	—	—	1,737	—	—	1,737
Net transfers from Baxter International Inc.	—	—	—	(800)	—	—	(800)
Other comprehensive loss, net of tax	—	—	—	—	—	(369)	(369)

Balance as of December 31, 2014	—	$—	$—	$6,180	$—	$(433)	$5,747

Balance as of December 31, 2014	—	$—	—	$6,180	$—	$(433)	$5,747
Net income	—	—	—	522	404	—	956
Net transfers to Baxter International Inc.	—	—	—	(2,374)	—	—	(2,374)
Separation-related adjustments	—	—	(36)	(318)	—	282	(72)
Reclassification of net parent company investment to additional paid-in capital	—	—	4,040	(4,040)	—	—	—
Issuance of common stock upon separation	676,424,202	7	(7)	—	—	—	—
Share-based compensation expense	—	—	43	—	—	—	43
Shares issued under employee benefit plans and other	2,863,298	—	63	—	—	—	63
Other comprehensive loss, net of tax	—	—	—	—	—	(344)	(344)
Dividends declared ($0.14 per share)	—	—	—	—	(95)	—	(95)

Balance as of December 31, 2015	679,287,500	$7	$4,103	$—	$309	$(495)	$3,924

The accompanying notes are an integral part of these consolidated and combined financial statements.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

NOTE 1 NATURE OF BUSINESS AND BASIS OF PREPARATION

Baxalta Incorporated, together with its subsidiaries, (Baxalta or the company) is a global innovative biopharmaceutical leader with a sustainable portfolio of differentiated therapies that seek to address unmet medical needs across many disease areas, including hematology, immunology and oncology.

Separation from Baxter

Baxalta was incorporated in Delaware on September 8, 2014. The company separated from Baxter International Inc. (Baxter) on July 1, 2015 (the separation), becoming an independent company as a result of a pro rata distribution by Baxter of 80.5% of Baxalta's common stock to Baxter's shareholders. Baxter retained an approximate 19.5% ownership stake in Baxalta immediately following this distribution. Baxter's Board of Directors approved the distribution of its shares of Baxalta on June 5, 2015. Baxalta's Registration Statement was declared effective by the U.S. Securities and Exchange Commission (SEC) on June 9, 2015. On July 1, 2015, Baxter's shareholders of record as of the close of business on June 17, 2015 received one share of Baxalta common stock for every one share of Baxter's common stock held as of the record date. Baxalta common stock began trading "regular way" under the ticker symbol "BXLT" on the New York Stock Exchange on July 1, 2015.

In January 2016, Baxter exchanged a portion of its retained stake in Baxalta common stock for indebtedness of Baxter held by a third party. The shares of Baxalta common stock exchanged were then sold in a secondary public offering pursuant to a registration statement filed by Baxalta. Immediately following this transaction, Baxter held approximately 13.9% of Baxalta's total shares outstanding.

Merger Agreement with Shire

In January 2016, the company announced that it had reached an agreement (merger agreement) with Shire plc (Shire) under which Shire would acquire Baxalta, forming a global leader in rare diseases. Under the terms of the agreement, Baxalta shareholders will receive $18.00 in cash and 0.1482 Shire American Depository Shares (ADS) per each Baxalta share. The transaction has been approved by the boards of directors of both Shire and Baxalta. Closing of the transaction is subject to approval by Baxalta and Shire shareholders, certain regulatory approvals, receipt of certain tax opinions and other customary closing conditions. The transaction is expected to close in mid-2016.

The merger agreement provides for certain termination rights for both Shire and Baxalta. Upon termination of the merger agreement under certain specified circumstances, Baxalta may be required to disburse to Shire a termination fee of $369 million and Shire may be required to pay the company a termination fee of $369 million. In addition, if the merger agreement is terminated under certain specified circumstances following the receipt of an acquisition proposal by Baxalta, Baxalta may be required to reimburse Shire for transaction expenses up to $110 million (which expenses would be credited against any termination fee subsequently disbursed by Baxalta), and if the merger agreement is terminated under certain specified circumstances following the receipt of an acquisition proposal by Shire, Shire may be required to reimburse Baxalta for transaction expenses up to $65 million (which expenses would be credited against any termination fee subsequently payable by Shire).

Nature of Business

The principal business of the company is the development, manufacture and marketing of a diverse portfolio of treatments for hemophilia and other bleeding disorders, immune deficiencies, alpha-1 antitrypsin deficiency, burns and shock, and other chronic and acute medical conditions, as well as oncology treatments for acute lymphoblastic leukemia. The company is also investing in emerging technology platforms, including gene therapy and biosimilars.

The company's business strategy is aimed at improving diagnosis, treatment and standards of care across a wide range of bleeding disorders and other rare chronic and acute medical conditions, capitalizing on the company's differentiated portfolio, ensuring the sustainability of supply to meet growing demand for therapies across core disease areas, and accelerating innovation by developing and launching new treatments while leveraging its expertise into new emerging therapeutics through acquisitions of and collaborations with others.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 1 NATURE OF BUSINESS AND BASIS OF PREPARATION (Continued)

The company's primary manufacturing facilities are located in the United States, Austria, Switzerland, Singapore and Belgium. The company distributes its products through its own direct sales force, independent distributors and drug wholesalers, and sells to customers throughout the world.

Basis of Preparation

The accompanying consolidated and combined financial statements reflect the consolidated financial position and consolidated results of operations of the company as an independent, publicly-traded company for periods after the July 1, 2015 separation. The consolidated and combined financial statements reflect the combined financial position and combined results of operations of the company as a combined reporting entity of Baxter for periods prior to the separation.

During 2015, the company recorded certain separation-related adjustments in its statement of changes in equity, resulting in a net $72 million decrease in equity. The adjustments primarily related to differences in the amount of assets, liabilities and accumulated other comprehensive income (AOCI) transferred to Baxalta (transferred items) and the amount of the transferred items reported in the company's combined balance sheet as of June 30, 2015. In addition, the company reported separation-related adjustments for deferred hedging gains and pension losses reported in AOCI that were assumed during the three months ended June 30, 2015. Additional separation-related adjustments could be recorded in future periods.

Prior to the separation, the combined financial statements were prepared on a standalone basis and were derived from Baxter's consolidated financial statements and accounting records as if the former biopharmaceuticals business of Baxter had been part of Baxalta. The combined financial statements reflected the company's financial position, results of operations and cash flows as the business was operated as part of Baxter prior to the separation, in conformity with generally accepted accounting principles in the United States (GAAP).

Prior to the separation, the combined financial statements included the attribution of certain assets and liabilities that were historically held at the Baxter corporate level but which were specifically identifiable or attributable to the company. All intercompany transactions and accounts within the company were eliminated. All transactions between the company and Baxter were considered to be effectively settled in the combined financial statements at the time the transaction was recorded. The total net effect of the settlement of the transactions with Baxter were reflected in the combined statements of cash flows in periods prior to the separation as a financing activity and in the combined balance sheet as net parent company investment.

Prior to the separation, the combined financial statements included an allocation of expenses related to certain Baxter corporate functions, including senior management, legal, human resources, finance, treasury, information technology, and quality assurance. These expenses were allocated to the company based on direct usage or benefit where specifically identifiable, with the remainder allocated primarily on a pro rata basis of revenue, headcount, square footage, or other measures. The company considers the expense methodology and results to be reasonable for all periods prior to the separation. However, the allocations may not be indicative of the actual expense that would have been incurred had the company operated as an independent, publicly traded company for the periods prior to the separation.

In periods prior to the separation, Baxalta's employees participated in various benefit and share-based compensation plans maintained by Baxter. A portion of the cost of those plans was included in the company's financial statements. However, the combined balance sheets in periods prior to the separation did not include any equity related to share-based compensation plans. As of and prior to December 31, 2014, the company's combined balance sheets did not include net pension obligations, with the exception of those related to certain plans in Austria. Refer to Note 12 and Note 15 for further description of the accounting for retirement and other benefit programs and share-based compensation, respectively.

Prior to the separation, the company's equity balance represented the excess of total assets over total liabilities, including the due to/from balances between the company and Baxter (net parent company investment) and AOCI. Net parent company investment was primarily impacted by distributions and contributions to or from Baxter, which were the result of treasury activities and net funding provided by or distributed to Baxter, including a $4 billion cash distribution made by Baxalta to Baxter in June 2015. In

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 1 NATURE OF BUSINESS AND BASIS OF PREPARATION (Continued)

connection with the separation, the company's net parent company investment balance was reclassified to additional paid-in capital.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires the company to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from these estimates.

Reclassifications

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation. These reclassifications had no effect on previously reported results of operations or shareholders' equity.

Revenue Recognition

The company recognizes revenues from product sales when earned. Specifically, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectability is reasonably assured. For product sales, revenue is not recognized until title and risk of loss have transferred to the customer. The shipping terms for the majority of the company's revenue arrangements indicate title and risk of loss pass at delivery. Provisions for rebates, chargebacks to wholesalers and distributors, returns, and discounts are provided for at the time the related sales are recorded, and are reflected as a reduction of sales.

Cash and Equivalents

Cash and equivalents include cash, time deposits, certificate of deposits and money market funds with an original maturity of three months or less.

Accounts Receivable and Allowance for Doubtful Accounts

In the normal course of business, the company provides credit to its customers and maintains reserves for potential credit losses. The company's allowance for doubtful accounts was $11 million, $20 million and $21 million as of December 31, 2015, 2014 and 2013, respectively. The decrease in the allowance for doubtful accounts from December 31, 2014 to December 31, 2015 was primarily due to reserves in countries with operations that have not yet transferred to Baxalta, which were reported in the company's combined reserves as of December 31, 2014 but not in its consolidated reserves as of December 31, 2015. Refer to Note 17 for additional information regarding operations in countries that have not yet transferred from Baxter to Baxalta.

Inventories

years ended December 31 (in millions)	2015	2014
Raw materials	$589	$524
Work in process	1,021	976
Finished goods	563	460

Total inventories	$2,173	$1,960

Inventories are stated at the lower of cost (first-in, first-out method) or market value. Market value for raw materials is based on replacement costs, and market value for work in process and finished goods is based on net realizable value.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, Plant and Equipment, Net

as of December 31 (in millions)	2015	2014
Land	$105	$105
Buildings and leasehold improvements	1,433	1,260
Machinery and equipment	2,311	2,259
Construction in progress	2,718	2,109

Total property, plant and equipment, at cost	6,567	5,733
Accumulated depreciation	(1,533)	(1,541)

Property, plant and equipment (PP&E), net	$5,034	$4,192

Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets, which range from 20 to 50 years for buildings and improvements and from three to 15 years for machinery and equipment. Leasehold improvements are amortized over the life of the related facility lease (including any renewal periods, if appropriate) or the asset, whichever is shorter. Machinery and equipment includes capitalized software costs, which are amortized on a straight-line basis over the estimated useful lives of the software. The company's policy is to place construction in process assets in service and begin depreciation when the asset is ready for its intended use.

Depreciation expense was $204 million in 2015, $189 million in 2014, and $168 million in 2013. The company's accumulated depreciation balance did not significantly change from December 31, 2014 to December 31, 2015. Increases resulting from depreciation expense were offset primarily by disposals of assets that had previously been fully depreciated or impaired and cumulative translation adjustments (CTA).

Gross assets recorded under capital leases and reported in buildings and leasehold improvements and construction in progress were $339 million and $283 million as of December 31, 2015 and December 31, 2014, respectively, and associated accumulated depreciation was $7 million and $3 million as of December 31, 2015 and December 31, 2014, respectively.

Acquisitions

Results of operations of acquired companies are included in the company's results of operations as of the respective acquisition dates. The purchase price of each acquisition is allocated to the net assets acquired based on estimates of their fair values at the date of the acquisition. Any purchase price in excess of these net assets is recorded as goodwill. The allocation of purchase price in certain cases may be subject to revision based on the final determination of fair values during the measurement period, which may be up to one year from the acquisition date.

Contingent consideration is recognized at the estimated fair value on the acquisition date. Subsequent changes to the fair value of contingent considerations are recognized in earnings.

Research and Development

Research and development (R&D) costs are expensed as incurred. Pre-regulatory approval contingent milestone obligations to counterparties in collaborative arrangements are expensed when the milestone is achieved. Payments made to counterparties on or after regulatory approval are capitalized and amortized over the remaining useful life of the related product. Amounts capitalized for such payments are included in other intangible assets, net of accumulated amortization.

Acquired in-process R&D (IPR&D) is the value assigned to products under development acquired in a business combination which have not received regulatory approval and have no alternative future use. Acquired IPR&D is capitalized as an indefinite-lived intangible asset. Development costs incurred after the acquisition date are expensed as incurred. Upon receipt of regulatory approval of the related product, the indefinite-lived intangible asset is accounted for as a finite-lived intangible asset and generally amortized on a straight-line basis over the estimated economic life of the related product, subject to annual

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

impairment reviews as discussed below. If the R&D project is abandoned, the indefinite-lived asset is charged to expense.

Collaborative Arrangements

The company enters into collaborative arrangements in the normal course of business. These collaborative arrangements take a number of forms and structures, and are designed to enhance and expedite long-term sales and profitability growth. These arrangements generally provide that the company obtain commercialization rights to a product under development. The agreements often require the company make upfront payments and include additional contingent milestone payments relating to the achievement of specified development, regulatory and commercial milestones, as well as royalty payments. The company may also be responsible for other on-going costs associated with the arrangements, including R&D cost reimbursements to the counterparty.

Royalty payments are expensed as cost of sales when they become due and payable. Any purchases of product from the partner during the development stage are expensed as R&D, while such purchases during the commercialization phase are capitalized as inventory and recognized as cost of sales when the related finished products are sold. The company presents upfront payments to collaboration partners as investing activities and milestone payments as operating activities in the consolidated and combined statements of cash flows.

Business Optimization Charges

The company records liabilities for costs associated with exit or disposal activities in the period in which the liability is incurred. Employee termination costs are primarily recorded when actions are probable and estimable. Costs for one-time termination benefits in which the employee is required to render service until termination in order to receive the benefits are recognized ratably over the future service period.

Goodwill

Goodwill is not amortized, but is subject to an impairment review annually and whenever indicators of impairment exist. Goodwill would be impaired if the carrying value of a reporting unit exceeded the fair value of that reporting unit. For the annual impairment review, the company may elect to complete a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying value and, if the company determines it is not, then it would not be required to calculate the fair value of the reporting unit. If the company elects to bypass the qualitative assessment or determines that it is more likely than not that the fair value of the reporting unit is less than its carrying value, then the company would calculate the fair value of the reporting unit using the present value of estimated cash flows discounted using a risk-free market rate adjusted for a market participant's view of similar companies and perceived risks in the cash flows. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the implied fair value of goodwill is determined by subtracting the fair value of all identifiable net assets other than goodwill from the fair value of the reporting unit, with an impairment charge recorded for the excess, if any, of carrying amount of goodwill over the implied fair value.

Intangible Assets Not Subject to Amortization

Indefinite-lived intangible assets, such as acquired IPR&D, are subject to an impairment review annually and whenever indicators of impairment exist. Indefinite-lived intangible assets would be impaired if the carrying amount of the asset exceeded the fair value of the asset.

Other Long-Lived Assets

The company reviews the carrying amounts of long-lived assets, other than goodwill and intangible assets not subject to amortization, for potential impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In evaluating recoverability, the company groups assets and liabilities at the lowest level such that the identifiable cash flows relating to the company

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

are largely independent of the cash flows of other assets and liabilities. The company then compares the carrying amounts of the assets or asset groups with the related estimated undiscounted future cash flows. In the event impairment exists, an impairment charge is recorded as the amount by which the carrying amount of the asset or asset group exceeds the fair value.

Income Taxes

Income taxes are accounted for under the asset and liability method. Provisions for federal, state and foreign income taxes are calculated on reported pre-tax earnings based on current tax laws. Deferred taxes are provided using enacted tax rates on the future tax consequences of temporary differences, which are the differences between the financial statement carrying amount of assets and liabilities and their respective tax bases and the tax benefits of carryforwards. A valuation allowance is established or maintained when, based on currently available information, it is more likely than not that all or a portion of a deferred tax asset will not be realized.

With respect to uncertain tax positions, the company determines whether the position is more likely than not to be sustained upon examination, based on the technical merits of the position. Any tax position that meets the more likely than not recognition threshold is measured and recognized in the consolidated financial statements at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The liability relating to uncertain tax positions is classified as current in the consolidated balance sheets to the extent the company anticipates making a payment within one year. Interest and penalties associated with income taxes are classified in the income tax expense line in the consolidated statements of income.

In the company's financial statements for periods prior to July 1, 2015, income tax expense and tax balances were calculated as if the company was a separate taxpayer, although the company's operations were included in tax returns filed by Baxter. After separation on July 1, 2015, income tax expense and income tax balances represent the company's federal, state and foreign income taxes as an independent company.

Prior to the separation, Baxalta maintained an income taxes payable to/from account with Baxter. Baxalta is deemed to have settled current tax balances with the Baxter taxpaying entities in the respective jurisdictions. These settlements were reflected as changes in net parent company investment.

As a standalone entity, the company will file tax returns on its own behalf and its deferred taxes and effective tax rate may not be comparable to those in historical periods.

New Accounting Standards

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842), which requires lessees to recognize right-of-use assets and lease liabilities on the balance sheet. ASU 2016-02 is to be applied using a modified retrospective approach at the beginning of the earliest comparative period in the financial statements. ASU 2016-02 will be effective for the company beginning on January 1, 2019. Early adoption is permitted. The company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10)—Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-01 requires that equity investments, except those accounted for under the equity method of accounting or those that result in consolidation of the investee, to be measured at fair value, with subsequent changes in fair value recognized in net income. In addition, the ASU requires a qualitative assessment of equity investments without readily determinable fair values when assessing impairment, the evaluation of a valuation allowance on a deferred tax asset related to available-for-sale securities and certain presentation and disclosures for financial instruments. ASU 2016-01 is applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, which will be January 1, 2018. Early adoption is not permitted. The company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which requires that deferred tax assets and liabilities be classified as noncurrent on the balance sheet rather than being separated into current and noncurrent. ASU 2015-17 is effective for fiscal years, and interim periods within those years, beginning after December 31, 2016. Early adoption is permitted, and the company has elected to early adopt on a retroactive basis, which resulted in certain reclassifications to the December 31, 2014 combined balance sheet as further described in Note 14.

In July 2015, the FASB issued ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, which clarifies that inventory should be measured at the lower of cost or net realizable value. ASU 2015-11 defines net realizable value as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. ASU 2015-11 will be effective for the company beginning on January 1, 2016, and prospective application is required. Early adoption is permitted. The company is currently evaluating the impact of adopting the standard on its consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-05, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer's Accounting for Fees Paid in a Cloud Computing Arrangement, which provides guidance to customers about how to account for cloud computing arrangements when such arrangements include software licenses. ASU No. 2015-05 will be effective for the company beginning on January 1, 2016. Early adoption is permitted. The standard may be applied retrospectively or prospectively. The company is currently evaluating the impact of adopting the standard on its consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the debt liability, consistent with debt discounts. ASU No. 2015-03 will be effective for the company beginning on January 1, 2016, and retrospective application is required. Early adoption is permitted, and the company has adopted Accounting Standard Codifications ASC No. 2015-03 effective June 30, 2015. Refer to Note 8 for additional information.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled to when products are transferred to customers. In July 2015, the FASB voted to approve a one-year deferral on the original effective date of January 1, 2017; therefore ASU No. 2014-09 will be effective for the company beginning on January 1, 2018. Early adoption is permitted as of the original effective date. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The company is currently evaluating the impact of adopting the new revenue standard on its consolidated financial statements.

In April 2014, the FASB issued ASU 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (ASU 2014-08), which amends the definition of a discontinued operation in ASC 205-20 and provides additional requirements for the entities with its disposal transaction to qualify as a discontinued operation. ASU 2014-08 is effective prospectively for all disposals beginning on or after December 15, 2014 (with early adoption permitted). The company did not early adopt the new guidance and it was effective for the company for periods beginning with its first interim period ending March 31, 2015. ASU 2014-08 did not have a material impact on the consolidated and combined financial statements upon adoption.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)
NOTE 3 SUPPLEMENTAL FINANCIAL INFORMATION

Net Interest Expense

As described in Note 8, the company issued senior notes with an aggregate principal amount of $5 billion in June 2015. Prior to the issuance of the senior notes, Baxter's third-party debt and the related interest expense were not allocated to the company.

years ended December 31 (in millions)	2015	2014	2013
Interest costs	$95	$—	$—
Interest costs capitalized	(44)	—	—

Interest expense, net of capitalized interest	51	—	—
Interest income	(3)	—	—

Net interest expense	$48	$—	$—

Other (Income) Expense, Net

years ended December 31 (in millions)	2015	2014	2013
Net gains related to investments	$(17)	$(19)	$(23)
Change in fair value of contingent payment liabilities	(97)	124	18
Other	12	(1)	6

Other (income) expense, net	$(102)	$104	$1

Prepaid Expenses and Other Current Assets

as of December 31 (in millions)	2015	2014
Due from Baxter International Inc.	$397	$—
Prepaid expenses and other	223	173
Prepaid expenses and other current assets	$620	$173

Accrued Liabilities

as of December 31 (in millions)	2015	2014
Employee compensation and withholdings	$286	$210
Accrued rebates	245	245
Due to Baxter International Inc	208	—
Property, payroll and certain other taxes	97	78
Income taxes payable	77	352
Other	289	271

Total accrued liabilities	$1,202	$1,156

Other Long-Term Liabilities

as of December 31 (in millions)	2015	2014
Pension and other employee benefits	$505	$177
Contingent payment liabilities	426	518
Due to Baxter International Inc	64	—
Other	53	154

Total other long-term liabilities	$1,048	$849

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 3 SUPPLEMENTAL FINANCIAL INFORMATION (Continued)

Supplemental Cash Flow Disclosures
Non-cash investing and financing activities

years ended December 31 (in millions)	2015	2014	2013
Accrued capital expenditures	$—	$29	$63
Assets acquired through capital lease obligations	41	263	13

Interest and taxes paid

years ended December 31 (in millions)	2015	2014	2013
Interest paid, excluding portion capitalized	$39	$—	$—
Income taxes paid	119	—	—

Prior to the separation, the company's current income tax payables were deemed to be settled with Baxter. Income taxes paid reflect payments in the second half of 2015 following the separation. Interest paid in the table primarily reflects payments associated with the company's June 2015 debt issuance as further described in Note 8.

Dividends and Share Repurchase Authorization

On February 23, 2016, Baxalta's Board of Directors declared a quarterly cash dividend of $0.07 per share of common stock. The quarterly dividend is payable on April 1, 2016 to shareholders of record as of the close business on March 10, 2016. On November 17, 2015, Baxalta's Board of Directors declared a quarterly cash dividend of $0.07 per share of common stock. The quarterly dividend was paid on January 4, 2016 to shareholders of record as of the close of business on December 4, 2015. On July 28, 2015, Baxalta's Board of Directors declared a quarterly cash dividend of $0.07 per share of common stock. The quarterly dividend was paid on October 1, 2015, to shareholders of record as of the close of business on September 4, 2015. Pursuant to the merger agreement with Shire, the company is prohibited from declaring a quarterly cash dividend in excess of $0.07 per share.

On July 28, 2015, Baxalta's Board of Directors also approved a share repurchase authorization which allows the company to repurchase up to $1 billion of its common stock. The company did not repurchase any of its common stock during 2015, and pursuant to the merger agreement with Shire, the company may not repurchase or otherwise acquire its own common stock.

NOTE 4 EARNINGS PER SHARE

The denominator for basic earnings per common share (EPS) is the weighted-average number of common shares outstanding during the period. The dilutive effect of outstanding stock options, restricted stock units (RSUs) and performance share units (PSUs) is reflected in the denominator for diluted EPS using the treasury stock method. The numerator for both basic and diluted EPS is net income, net income from continuing operations, or income from discontinued operations, net of tax.

On July 1, 2015, Baxter distributed approximately 544 million shares of Baxalta common stock to its shareholders and retained an additional 132 million shares. The computation of basic EPS for periods prior to the separation was calculated using the shares distributed and retained by Baxter on July 1, 2015 totaling 676 million. The weighted average number of shares outstanding for diluted EPS for periods prior to the separation included 5 million of diluted common share equivalents for stock options, RSUs and PSUs as calculated using the treasury stock method as of July 1, 2015, as these share-based awards were previously issued by Baxter and outstanding at the time of separation and were assumed by Baxalta following the separation.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 4 EARNINGS PER SHARE (Continued)

The following is a reconciliation of basic shares to diluted shares.

years ended December 31 (in millions)	2015	2014	2013
Basic shares	677	676	676
Effect of dilutive shares	6	5	5

Diluted shares	683	681	681

The computation of diluted EPS excluded 16 million equity awards for 2015 and 19 million equity awards for each of 2014 and 2013 as their inclusion would have an anti-dilutive effect on diluted EPS.

NOTE 5 ACQUISITIONS AND COLLABORATIONS

Acquisitions

The following table summarizes the fair value of consideration transferred and the recognized amounts of the assets acquired and liabilities assumed as of the acquisition date for the company's material acquisitions during 2015, 2014 and 2013.

					2013
	2015		2014
					Inspiration/Ipsen OBIZUR
(in millions)	ONCASPAR	SuppreMol	Chatham	AesRx
Consideration transferred
Cash, net of cash acquired	$890	$228	$70	$15	$51
Fair value of contingent payments	—	—	77	65	269
Fair value of consideration transferred	$890	$228	$147	$80	$320

Assets acquired and liabilities assumed
Other intangible assets	$794	$179	$74	$78	$288
Inventories	22	—	—	—	—
Other assets	—	19	—	—	25
Accrued liabilities	(1)	—	—	—	—
Long-term liabilities	(123)	(53)	—	—	—

Total identifiable net assets	692	145	74	78	313
Goodwill	198	83	73	2	7

Total assets acquired and liabilities assumed	$890	$228	$147	$80	$320

While the valuation of the assets acquired and liabilities assumed are substantially complete, measurement period adjustments for the acquisitions in 2015 may be recorded in the future as the company finalizes its fair value estimates. Pro forma financial information has not been included because the acquisitions, individually and in the aggregate, would not have had a material impact on the company's consolidated and combined results of operations.

ONCASPAR Business Acquisition

In July 2015, the company acquired the ONCASPAR (pegaspargase) product portfolio from Sigma-Tau Finanziaria S.p.A (Sigma-Tau), a privately held biopharmaceutical company based in Italy, through the acquisition of 100% of the shares of a subsidiary of Sigma-Tau. Through the acquisition, the company gained the marketed biologic treatment ONCASPAR, the investigational biologic calaspargase pegol, and an established oncology infrastructure with clinical and sales resources. ONCASPAR is a first-line biologic used as part of a chemotherapy regimen to treat patients with acute lymphoblastic leukemia. As of the acquisition date, it was marketed in the United States, Germany, Poland and certain other countries, and recently received EU approval. The acquired net assets comprised a business based on the acquired inputs, processes and outputs. As a result, the transaction was accounted for as a business combination.

The company allocated $794 million of the total consideration to developed technology, which reflected rights to the ONCASPAR product portfolio. The developed technology is being amortized on a

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 5 ACQUISITIONS AND COLLABORATIONS (Continued)

straight-line basis over an estimated useful life of 16 years. Long-term liabilities acquired consist primarily of deferred tax liabilities. The goodwill, which is not deductible for tax purposes, includes the value of potential future technologies as well as the overall strategic benefits of the acquisition to the company and its oncology pipeline.

The purchase price allocations described above reflect measurement period adjustments recorded in the fourth quarter of 2015 as the company substantially completed its estimates of the fair value of assets acquired and liabilities assumed. The measurement period adjustments included increases of $13 million, $5 million and $3 million to intangible assets, inventory and long-term liabilities, respectively. The adjustments resulted in a corresponding decrease in goodwill of $15 million. The measurement period adjustments did not have a material impact on the company's results of operations.

Historical annual sales for ONCASPAR were approximately $100 million, and the company has recorded ONCASPAR net sales of $87 million from the acquisition date through December 31, 2015. The company incurred acquisition-related costs of $17 million during 2015, which were primarily recorded in selling, general and administrative expenses.

SuppreMol Acquisition

In March 2015, the company acquired all of the outstanding shares of SuppreMol GmbH (SuppreMol), a privately held biopharmaceutical company based in Germany. Through the acquisition, the company acquired SuppreMol's early-stage pipeline of treatment options for autoimmune and allergic diseases, as well as its operations in Munich, Germany. The acquired investigational treatments will complement and build upon the company's immunology portfolio and offer an opportunity to expand into new areas with significant market potential and unmet medical needs in autoimmune diseases. The acquired net assets comprised a business based on the acquired inputs, processes and outputs. As a result, the transaction has been accounted for as a business combination.

The company allocated $179 million of the total consideration to IPR&D, which is being accounted for as an indefinite-lived intangible asset. The acquired IPR&D primarily relates to SuppreMol's lead candidate SM-101, an investigational immunoregulatory treatment, which had completed Phase IIa studies at the time of the acquisition. This project was expected to be completed in approximately 5 years as of the acquisition date. The value of the IPR&D was calculated using cash flow projections adjusted for the inherent technical, regulatory, commercial and obsolescence risks in such activities, discounted at a rate of 20%. Additional R&D will be required prior to regulatory approval, and as of the acquisition date, incremental R&D costs were projected to be in excess of $400 million. Other assets acquired included deferred tax assets of $17 million and long-term liabilities acquired included $52 million of deferred tax liabilities. The goodwill, which is not deductible for tax purposes, includes the value of potential future technologies as well as the overall strategic benefits of the acquisition to the company.

AesRx, LLC Acquisition

In June 2014, the company acquired all of the outstanding membership interests in AesRx, LLC (AesRx), obtaining AesRx's program related to the development and commercialization of treatments for sickle cell disease.

The company made an initial payment of $15 million, and as of the acquisition date may make additional payments of up to $278 million related to the achievement of development and regulatory milestones, in addition to sales milestones of up to $550 million. The estimated fair value of the contingent payment liabilities at the acquisition date was $65 million, which was recorded in long-term liabilities, and was calculated based on the probability of achieving the specified milestones and the discounting of expected future cash flows.

The company allocated $78 million of the total consideration to acquired IPR&D, which was accounted for as an indefinite-lived intangible asset, with the residual consideration of $2 million recorded as goodwill. The acquired IPR&D related to AesRx's sickle cell disease program, which was in Phase II clinical trials at the time of the acquisition, and was expected to be completed in approximately five years. The value of IPR&D was calculated using cash flow projections adjusted for the inherent technical, regulatory,

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 5 ACQUISITIONS AND COLLABORATIONS (Continued)

commercial and obsolescence risks in such activities, discounted at a rate of 15.5%. Additional R&D was required prior to obtaining regulatory approval and, as of the acquisition date, incremental R&D costs were projected to be in excess of $40 million.

During 2015, the company decided not to pursue further development activities related to the acquired project. The company recorded a charge of $81 million in R&D expenses to fully impair the acquired IPR&D and a gain of $66 million resulting primarily from the reduction of the fair value of contingent payment liabilities to zero as of December 31, 2015.

Chatham Therapeutics, LLC Acquisition

In April 2014, the company acquired all of the outstanding membership interests in Chatham Therapeutics, LLC (Chatham), obtaining potential treatments for hemophilia B utilizing Chatham's gene therapy technology.

The company made an initial payment of $70 million, and as of the acquisition date may make additional payments of up to $560 million related to the achievement of development, regulatory and first commercial sale milestones, in addition to other sales milestones of up to $780 million. The estimated fair value of the contingent payment liabilities at the acquisition date was $77 million, which was recorded in long-term liabilities, and was calculated based on the probability of achieving the specified milestones and the discounting of expected future cash flows. As of December 31, 2015, the estimated fair value of the contingent payments was $74 million, with changes in the estimated fair value recognized in other (income) expense, net within the consolidated and combined statements of income. Refer to Note 10 for additional information regarding the contingent payment liability.

The company allocated $74 million of the total consideration to acquired IPR&D, which is being accounted for as an indefinite-lived intangible asset, with the residual consideration of $73 million recorded as goodwill. The acquired IPR&D primarily relates to Chatham's hemophilia A (factor VIII) program, which was in preclinical stage at the time of the acquisition and was expected to be completed in approximately 10 years as of the acquisition date. The value of the IPR&D was calculated using cash flow projections adjusted for the inherent technical, regulatory, commercial and obsolescence risks in such activities, discounted at a rate of 12%. Additional R&D will be required prior to obtaining regulatory approval and, as of the acquisition date, incremental R&D costs were projected to be in excess of $130 million. The goodwill, which may be deductible for tax purposes depending on the ultimate resolution of the contingent payment liabilities, includes the value of potential future technologies as well as the overall strategic benefits of the acquisition to the company in the hemophilia market.

Inspiration / Ipsen Acquisition

In March 2013, the investigational hemophilia compound OBIZUR and related assets were acquired from Inspiration BioPharmaceuticals, Inc. (Inspiration), and certain other OBIZUR related assets, including manufacturing operations, were acquired from Ipsen Pharma S.A.S. (Ipsen) in conjunction with Inspiration's bankruptcy proceedings. Ipsen was Inspiration's senior secured creditor and had been providing Inspiration with debtor-in-possession financing to fund Inspiration's operations and the sales process. Additionally, Ipsen was the owner of certain assets acquired in the transaction.

OBIZUR is a recombinant porcine factor VIII that was approved in the United States in 2014 and in Canada and Europe in 2015 for the treatment of patients with acquired hemophilia A, and is being investigated for the treatment of congenital hemophilia A patients with inhibitors.

The estimated fair value of contingent payment liabilities at the acquisition date was $269 million, based on the probability of achieving the specified milestones, of up to $135 million, and sales-based payments, and the discounting of expected future cash flows. The estimated fair value of contingent payment liabilities was recorded in other long-term liabilities as part of the consideration transferred. As of December 31, 2015, the estimated fair value of the contingent payments was $360 million, with changes in the estimated fair value recognized in other (income) expense, net within the consolidated and combined statements of income. Refer to Note 10 for additional information regarding the contingent payment liability.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 5 ACQUISITIONS AND COLLABORATIONS (Continued)

Goodwill of $7 million principally included the value associated with the assembled workforce at the acquired manufacturing facility. The goodwill is deductible for tax purposes. Other intangible assets of $288 million related to acquired IPR&D activities, and the total was accounted for as an indefinite-lived intangible asset at the acquisition date. The value of the IPR&D was calculated using cash flow projections adjusted for the inherent technical, regulatory, commercial and obsolescence risk associated with such activities, discounted at a rate of 13%. In 2014, the acquired IPR&D was reclassified as a definite-lived intangible asset following regulatory approval. It is being amortized on a straight-line basis over an estimated useful life of 15 years.

Collaborations

Precision BioSciences

In February 2016, Baxalta entered into a strategic immuno-oncology collaboration with Precision BioSciences (Precision), a private biopharmaceutical company based in the United States, specializing in genome editing technology. Together, Baxalta and Precision will develop chimeric antigen receptor (CAR) T cell therapies for up to six unique targets, with the first program expected to enter clinical studies in late 2017. On a product-by-product basis, following successful completion of early-stage research activities up to Phase 2, Baxalta will have exclusive option rights to complete late-stage development and worldwide commercialization. Precision is responsible for development costs for each target prior to option exercise. The company will make an upfront payment of $105 million to Precision, which will be recorded as R&D expense in the first quarter of 2016. The company may make additional payments related to option fees and development, regulatory, and commercial milestones totaling up to $1.6 billion, in addition to future royalty payments on worldwide sales. Precision also has the right to participate in the development and commercialization of any licensed products resulting from the collaboration through a 50/50 co-development and co-promotion option in the United States.

Symphogen

In December 2015, the company entered into a research, option and commercial agreement with Symphogen, a private biopharmaceutical company headquartered in Denmark that is developing recombinant antibodies and antibody mixtures. Under the terms of the agreement, the company has options to obtain exclusive licensing rights for three specified proteins in development for the treatment of immune-oncology diseases as well as three additional proteins that may be selected at a later date. Each option is exercisable for a period of 90 days when each protein is ready for Phase II clinical trials. Symphogen is responsible for development costs for each protein until option exercise, at which point Baxalta would be responsible for development costs.

The company made an upfront payment of $175 million in January 2016, which was recognized as R&D expense in 2015 upon entering into the agreement. Each option exercise fee is variable depending on when it is exercised, with a maximum exercise price of up to €20 million for each protein. The company may make additional payments of up to approximately €1.2 billion related to development, regulatory and commercial milestones achieved after option exercise for all six proteins, in addition to future royalty payments.

SFJ Pharmaceuticals Group

In June 2015, the company entered into an agreement with SFJ Pharmaceuticals Group (SFJ) relating to adalimumab (BAX 923), whereby SFJ will fund up to $200 million of specified development costs related to the company's BAX 923 program, in exchange for payments in the event the product obtains regulatory approval in the United States or Europe. The terms of the agreement include funding limitations of up to $50 million for incurred costs through Phase I development and cumulative spending caps in six month intervals through December 31, 2017. The contingent success payments total approximately 5.5 times the incurred development costs and are payable in annual installments over an approximate eight-year period following the dates of regulatory approval. The development funding from SFJ is being recognized as an offset to R&D expenses as incurred because there is substantive and genuine transfer of risk to SFJ. The

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 5 ACQUISITIONS AND COLLABORATIONS (Continued)

R&D expense offset for 2015 totaled $58 million. BAX923 is one of the biosimilars in which the company is collaborating with Momenta Pharmaceuticals, Inc. as further described below.

Merrimack Pharmaceuticals, Inc.

In September 2014, the company entered into an exclusive license agreement with Merrimack Pharmaceuticals, Inc. (Merrimack) relating to the development and commercialization of MM-398 (nanoliposomal irinotecan injection), also known as "nal-IRI". The arrangement includes all potential indications for MM-398 across all markets with the exception of the United States and Taiwan. The first indication being pursued is for the treatment of patients with metastatic pancreatic cancer who were previously treated with gemcitabine-based therapy. In 2014, the company recognized an R&D charge of $100 million related to the upfront payment. Upon entering into the agreement, the company had the potential to make future payments of up to $870 million related to the achievement of development, regulatory, and commercial milestones, in addition to royalty payments.

CTI BioPharma Corp.

In November 2013, the company acquired approximately 16 million shares of CTI BioPharma Corp. (CTI BioPharma), which was formerly named Cell Therapeutics, Inc., common stock for $27 million. The company also entered into an exclusive worldwide licensing agreement with CTI BioPharma to develop and commercialize pacritinib, a novel investigational JAK2/FLT3 inhibitor with activity against genetic mutations linked to myelofibrosis, leukemia and certain solid tumors. At the time the company entered into the agreement, pacritinib was in Phase III development for patients with myelofibrosis, a chronic malignant bone marrow disorder. Under the terms of the agreement, the company gained commercialization rights for all indications of pacritinib outside the United States, while the company and CTI BioPharma will jointly commercialize pacritinib in the United States. Under the terms of the initial agreement, CTI BioPharma is responsible for the funding of the majority of development activities as well as the manufacture of the product. In 2013, the company recognized an R&D charge of $33 million related to an upfront payment. Upon entering into the agreement, the company had the potential to make future payments of up to $302 million related to the achievement of development, regulatory and commercial milestones, in addition to future royalty payments.

In June 2015, the company entered into an amendment with CTI BioPharma Corp (CTI BioPharma). Pursuant to the amendment, the company paid $32 million to CTI BioPharma relating to two contingent milestone payments included in the original agreement. The company obtained certain additional rights relating to manufacturing and supply, and CTI BioPharma committed to spend a specified amount on the development of pacritinib through February 2016, with failure to do so resulting in payments to the company equal to the deficiency.

Coherus Biosciences, Inc.

In August 2013, the company entered into an exclusive license agreement with Coherus Biosciences, Inc. (Coherus) to develop and commercialize a biosimilar to ENBREL® (etanercept) for Europe, Canada, Brazil and certain other markets. The company also has the right of first refusal to certain other biosimilars in the collaboration. Under the terms of the agreement, Coherus is responsible for the development plan, preparation of regulatory filings, and manufacture of the product, subject to certain cost reimbursement by the company. The company can terminate the agreement if certain costs exceed a specific cap. In 2013, the company recognized an R&D charge of $30 million related to its decision to pursue the development of etanercept. Upon entering into the agreement, the company had the potential to make future payments of up to $169 million relating to the achievement of development and regulatory milestones, in addition to future royalty payments.

Momenta Pharmaceuticals, Inc.

In February 2012, the company entered into an exclusive license agreement with Momenta to develop and commercialize biosimilars. The arrangement includes specified funding by the company, as well as other responsibilities, relating to development and commercialization activities. In 2012, the company recognized

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 5 ACQUISITIONS AND COLLABORATIONS (Continued)

an R&D charge of $33 million related to an upfront payment. Upon entering into the agreement, the company had the potential to make future payments of up to approximately $202 million related to the exercise of options to develop additional products and the achievement of technical, development and regulatory milestones for these products, in addition to future royalty payments and potential profit-sharing payments.

Payments to Collaboration Partners

R&D expenses related to payments to collaboration partners were $430 million, $242 million and $80 million during 2015, 2014, and 2013, respectively. Expenses related to upfront payments were $175 million, $100 million and $63 million during 2015, 2014 and 2013, respectively; and expenses related to milestone payments were $215 million, $117 million and $15 million during 2015, 2014 and 2013, respectively. The remainder primarily related to R&D cost reimbursements. Payments to collaboration partners classified in cost of sales were not significant in 2015, 2014 and 2013.

Unfunded Contingent Payments

At December 31, 2015, the company's unfunded contingent milestone payments associated with all of its collaborative arrangements totaled $2.1 billion. This total includes contingent payments associated with the SFJ agreement related to development costs funded through December 31, 2015. This total excludes contingent royalty and profit-sharing payments, contingent payment liabilities arising from business combinations, which are further discussed in Note 11, and potential milestone payments and option exercise fees associated with the Symphogen arrangement because they would be payable only if the company chooses to exercise one or more of its options. Based on the company's projections, any contingent payments made in the future will be more than offset by the estimated net future cash flows relating to the rights acquired for those payments.

NOTE 6 GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The following is a summary of the activity in goodwill:

(in millions)
December 31, 2013	$524
Additions	75
Currency translation and other adjustments	(34)

December 31, 2014	$565

Additions	281
Currency translation and other adjustments	(17)

December 31, 2015	$829

The additions during 2015 related to the acquisition of the ONCASPAR business and SuppreMol. The additions during 2014 primarily related to the acquisition Chatham. These acquisitions are further discussed in Note 5.

As of December 31, 2015, there were no accumulated goodwill impairment losses.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 6 GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

Other intangible assets, net

The following is a summary of the company's other intangible assets:

(in millions)	Developed technology, including patents	Other amortized intangible assets	Indefinite- lived intangible assets	Total
December 31, 2015
Gross other intangible assets	$1,247	$29	$238	$1,514
Accumulated amortization	(190)	(29)	—	(219)

Other intangible assets, net	$1,057	$—	$238	$1,295

December 31, 2014
Gross other intangible assets	$440	$29	$149	$618
Accumulated amortization	(133)	(26)	—	(159)

Other intangible assets, net	$307	$3	$149	$459

The increase in other intangible assets, net during the year ended December 31, 2015 was primarily due to IPR&D acquired in the acquisition of SuppreMol and developed technology acquired in the acquisition of the ONCASPAR business, partially offset by an impairment charge on IPR&D from the AesRx acquisition, as further described in Note 5, amortization expense and CTA.

Intangible asset amortization expense was $53 million and $16 million in the years ended December 31, 2015 and 2014, respectively. The following table presents anticipated annual amortization expense for 2016 through 2020 for definite-lived intangible assets recorded as of December 31, 2015:

(in millions)	2016	2017	2018	2019	2020
Anticipated annual intangible asset amortization expense	$77	$74	$73	$69	$69

NOTE 7 BUSINESS OPTIMIZATION ITEMS

Prior to the separation, the company participated in business optimization plans initiated by Baxter. The company's total charges (benefits) related to business optimization plans are presented below:

years ended December 31 (in millions)	2015	2014	2013
Charges	$5	$43	$133
Reserve adjustments	(17)	(10)	—

Total business optimization (benefits) expenses	(12)	33	133

Discontinued operations	—	(8)	(101)

Business optimization (benefits) expenses in continuing operations	$(12)	$25	$32

During 2015, the company adjusted certain previously estimated business optimization charges resulting in a $17 million benefit. The adjustments were primarily due to lower severance payments than previously estimated from business optimization programs in prior years. The 2015 period also included charges of $5 million in selling, general and administrative expenses primarily relating to re-alignment of certain functions. During 2014, the company recorded charges of $2 million in cost of sales, $1 million in selling, general and administrative expenses and $22 million in R&D expenses (with an additional $8 million recorded in discontinued operations). The charges during 2014 primarily related to re-alignment of certain R&D activities and rationalization of manufacturing facilities. During 2013, the company recorded charges of $5 million in cost of sales, $3 million in selling, general and administrative expenses and $24 million in R&D expenses (with an additional $101 million recorded in discontinued operations). The charges during 2013 included severance and other non-cash impairment losses associated with the discontinuation of certain R&D programs associated with the vaccines business.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 7 BUSINESS OPTIMIZATION ITEMS (Continued)

The following table summarizes activity in the reserves related to business optimization initiatives:

(in millions)
Reserves as of December 31, 2014	$60
Charges	5
Reserve adjustments	(17)
Separation-related adjustments and other	(17)
Utilization	(19)

Reserves as of December 31, 2015	$12

Separation-related adjustments and other included a reduction in the company's business optimization reserves related to certain liabilities that were not transferred to Baxalta as part of the separation and the impact of CTA.

The reserves are expected to be substantially utilized by the end of 2016. Management believes that these reserves are adequate. However, adjustments may be recorded in the future as the programs are completed.

NOTE 8 DEBT, CAPITAL LEASE OBLIGATIONS AND OTHER FINANCING ARRANGEMENTS

As of December 31, 2014 and through the date of the senior notes issuance described below, Baxter's third-party debt and the related interest expense were not allocated to the company as the company was not the legal obligor of the debt and Baxter borrowings were not directly attributable to the company's business.

Significant Debt Issuances

On June 23, 2015, the company issued senior notes with a total aggregate principal amount of $5 billion. The company used the net proceeds to make a cash distribution of $4 billion to Baxter as partial consideration for the contribution of net assets to the company in connection with the separation, and the remainder was or is intended to be used for general corporate purposes, including to fund acquisitions. The $4 billion cash distribution to Baxter was made on June 23, 2015.

Below is a summary of the company's debt and capital lease obligations outstanding as of December 31, 2015.

(in millions, except for percentage information)	Aggregate Principal	Coupon Rate	Effective Interest Rate in 2015	Carrying Amount at December 31, 2015
Variable-rate notes due 2018	$375	LIBOR plus 0.78%	1.3%	$373
Fixed-rate notes due 2018	375	2.000%	2.2%	373
Fixed-rate notes due 2020	1,000	2.875%	2.9%	994
Fixed-rate notes due 2022	500	3.600%	3.6%	496
Fixed-rate notes due 2025	1,750	4.000%	4.0%	1,730
Fixed-rate notes due 2045	1,000	5.250%	5.1%	983
Other (including capital lease obligations)	N/A	N/A	N/A	319

Total debt and capital lease obligations				5,268
Current portion				(3)

Long-term portion				$5,265

(1)
Excludes the effect of any related interest rate swaps.

(2)
Book values include any discounts, premiums and adjustments related to hedging instruments.

In connection with this issuance, the company recognized a debt discount of $51 million and deferred issuance costs totaling $8 million, which were recorded as a direct deduction from the carrying amount of

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 8 DEBT, CAPITAL LEASE OBLIGATIONS AND OTHER FINANCING ARRANGEMENTS (Continued)

the debt. Refer to Note 9 for information regarding interest rate derivative contracts the company has entered into related to the senior notes.

Credit Facilities

In July 2015, the company entered into a credit agreement providing for a senior revolving credit facility that provides the company with access to an aggregate principal amount of up to $1.2 billion maturing in 2020, of which no amounts are currently outstanding. Effective November 12, the company entered into Amendment No. 1 to the credit agreement. The amendment narrows the definition of "Change of Control." The other material terms of the credit agreement, including covenants, remain unchanged. The facility enables the company to borrow funds on an unsecured basis at variable interest rates, and contains various financial and other covenants, including a net leverage ratio covenant and an interest coverage ratio covenant, as well as events of default with respect to the company. The credit facility also provides for the issuance of letters of credit, which reduces the maximum capacity of this facility. At December 31, 2015, the amount of letters of credit issued was insignificant.

The company also entered into a Euro-denominated senior revolving credit facility in an aggregate principal amount of up to €200 million maturing in 2020, with similar terms as the above credit facility, of which no amounts are currently outstanding. Effective November 12, 2015, the company entered into an amendment to this credit facility. Similar to the amendment discussed above, this amendment narrows the definition of "Change of Control." The non-performance of any financial institution supporting either of the credit facilities would reduce the maximum capacity of these facilities by each institution's respective commitment.

The company also maintains other credit arrangements, which totaled $80 million at December 31, 2015. There were no borrowings outstanding under these arrangements at December 31, 2015.

Capital Lease Obligations

The company leases certain facilities under capital leases. During 2014, the company entered into a leasing arrangement for a new global innovation center in Cambridge, Massachusetts and recorded a capital lease obligation of $263 million. During 2015, the company entered into a leasing arrangement for its corporate headquarters in Bannockburn, Illinois and recorded a capital lease obligation of $41 million. As of December 31, 2015 and 2014, the company's total capital lease obligations, including current maturities, were $319 million and $275 million, respectively.

Future Payments on Capital Lease Obligations and Debt Maturities

(in millions)	December 31, 2015
2016	$3
2017	31
2018	768
2019	18
2020	1,018
Thereafter	3,612

Total obligations	5,450
Fair value hedges and unamortized bond discounts	(182)

Total debt and capital lease obligations	$5,268

NOTE 9 DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITY

The company does not hold any instruments for trading purposes and none of the company's outstanding derivative instruments contain credit-risk-related contingent features.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 9 DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITY (Continued)

Interest Rate Risk Management

The company is exposed to the risk that its earnings and cash flows could be adversely impacted by fluctuations in benchmark interest rates relating to its existing debt obligations or anticipated issuances of debt. The company's policy is to manage this risk to an acceptable level.

Foreign Currency Risk Management

The company is primarily exposed to foreign exchange risk with respect to recognized assets and liabilities, forecasted transactions and net assets denominated in the Euro, Japanese Yen, British Pound, Swiss Franc, Australian Dollar, Turkish Lira, Russian Ruble, Chinese Renminbi, Colombian Peso and Argentine Peso.

In periods prior to the separation, the company participated in Baxter's foreign currency risk management program through a central shared entity, which entered into derivative contracts to hedge foreign currency risk associated with forecasted transactions for the entire company, including for Baxalta's operations. Gains and losses on derivative contracts entered into by Baxter were allocated to Baxalta and partially offset gains and losses on underlying foreign currency exposures. The fair value of outstanding derivative instruments were not allocated to Baxalta's combined balance sheets. In connection with the separation, the company began entering into foreign currency derivative contracts on its own behalf and has recorded the related fair value on its consolidated and combined balance sheet as of December 31, 2015. The contracts are classified as either short-term or long-term based on the scheduled maturity of the instrument.

Cash Flow Hedges

The company may use options, including collars and purchased options, and forwards to hedge the foreign exchange risk to earnings relating to forecasted transactions and recognized assets and liabilities. In December 2014 and during the three months ended March 31, 2015, the company entered into $1.8 billion of forward-starting interest rate swaps to hedge the risk to earnings associated with movements in benchmark interest rates relating to an anticipated issuance of debt. The total notional amount of the forward-starting interest rate swaps was $550 million as of December 31, 2014. During 2015, in conjunction with the debt issuance described in Note 8, the company terminated the swaps, which resulted in a $37 million net gain that was deferred in AOCI and is being amortized as a decrease to net interest expense over the terms of the underlying debt.

For each derivative instrument that is designated and effective as a cash flow hedge, the gain or loss on the derivative is recorded in AOCI and then recognized in earnings consistent with the underlying hedged item. Option premiums or net premiums paid are initially recorded as assets and reclassified to other comprehensive income (OCI) over the life of the option, and then recognized in earnings consistent with the underlying hedged item. Cash flow hedges are classified in net sales, cost of sales, and net interest expense, and primarily relate to forecasted third-party sales denominated in foreign currencies, forecasted intercompany sales denominated in foreign currencies, and anticipated issuances of debt, respectively. The maximum term over which the company has cash flow hedge contracts in place related to forecasted transactions as of December 31, 2015 was 12 months. The notional amount of foreign exchange contracts were $1.2 billion as of December 31, 2015.

In certain instances, the company may discontinue cash flow hedge accounting because the forecasted transactions are no longer probable of occurring. As of December 31, 2015, all forecasted transactions were probable of occurring and no gains or losses were reclassified into earnings.

Fair Value Hedges

The company uses interest rate swaps to convert a portion of its fixed-rate debt into variable-rate debt. These instruments hedge the company's earnings from changes in the fair value of debt due to fluctuations in the designated benchmark interest rate. For each derivative instrument that is designated and effective as a fair value hedge, the gain or loss on the derivative is recognized immediately to earnings, and offsets the loss or gain on the underlying hedged item. Fair value hedges are classified in net interest expense, as they hedge the interest rate risk associated with certain of the company's fixed-rate debt.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 9 DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITY (Continued)

The total notional amount of interest rate swaps was $1.0 billion as of December 31, 2015. There were no interest rate swaps designated as fair value hedges as of December 31, 2014.

Undesignated Derivative Instruments

The company uses forward contracts to hedge earnings from the effects of foreign exchange relating to certain of the company's intercompany and third-party receivables and payables denominated in a foreign currency. These derivative instruments generally are not formally designated as hedges, the terms of these instruments generally do not exceed one month, and the change in fair value of these derivatives are reported in earnings.

The total notional amount of undesignated derivative instruments was $209 million as of December 31, 2015.

Gains and Losses on Derivative Instruments

The following tables summarize the income statement locations and gains and losses on the company's derivative instruments for the years ended December 31, 2015 and 2014.

	Gain (loss) recognized in OCI			Gain (loss) reclassified from AOCI into income
			Location of gain (loss) in income statement
(in millions)	2015	2014		2015	2014
Cash flow hedges
Interest rate contracts	$38	$—	Net interest expense	$1	$—
Foreign exchange contracts	—	—	Net sales	—	—
Foreign exchange contracts	19	—	Cost of sales	46	—

Total	$57	$—		$47	$—

		Gain (loss) recognized in income
	Location of gain (loss) in income statement
(in millions)		2015	2014
Fair value hedges
Interest rate contracts	Net interest expense	$4	$—
Undesignated derivative instruments
Foreign exchange contracts	Other income, net	$(4)	$—

During 2015, the company assumed pre-tax deferred gains of $43 million related to certain foreign exchange contracts from Baxter, which were recorded in AOCI.

For the company's fair value hedges, a loss of $4 million was recognized in net interest expense during 2015, as adjustments to the underlying hedged item, fixed rate debt. Ineffectiveness related to the company's cash flow and fair value hedges for 2015 was not material.

As of December 31, 2015, $11 million of deferred, net after-tax gains on derivative instruments included in AOCI are expected to be recognized in earnings during the next 12 months, coinciding with when the hedged items are expected to impact earnings. Refer to Note 13 for the balance in AOCI associated with cash flow hedges.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 9 DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITY (Continued)

Fair Values of Derivative Instruments

The following table presents the classification and estimated fair value of the company's derivative instruments as of December 31, 2015:

	Derivatives in asset positions		Derivatives in liability positions
(in millions)	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivative instruments designated as hedges
Foreign exchange contracts	Other current assets	$23	Accrued liabilities	$2
Foreign exchange contracts	Other long-term assets	—	Other long-term liabilities	—
Interest rate contracts	Other long-term assets	4		—

Total derivative instruments designated as hedges		$27		$2

Undesignated derivative instruments
Foreign exchange contracts	Other current assets	$1	Accrued liabilities	$1
Total derivative instruments		$28		$3

The following table presents the classification and estimated fair value of the company's derivative instruments as of December 31, 2014:

	Derivatives in asset positions		Derivatives in liability positions
(in millions)	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivative instruments designated as hedges
Interest rate contracts	Other current assets	$1	Accrued liabilities	$2

While the company's derivatives are all subject to master netting arrangements, the company presents its assets and liabilities related to derivative instruments on a gross basis within the consolidated and combined balance sheets. Additionally, the company is not required to post collateral for any of its outstanding derivatives. If the company's derivatives were presented on a net basis, an asset of $25 million and liability of $1 million would be reported at December 31, 2015 and 2014, respectively.

NOTE 10 FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Securitization arrangement

In April 2015, the company entered into agreements related to its trade receivables originating in Japan with a financial institution in which the entire interest in and ownership of the receivables are sold. While the company services the receivables in its Japanese securitization arrangement, no servicing asset or liability is recognized because the company receives adequate compensation to service the sold receivables.

During 2015, sold receivables were $165 million and cash collections remitted to the owners of the receivables were $98 million. The effect of currency exchange rate changes and net losses relating to the sales of receivables were immaterial.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 10 FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

Fair Value Measurements

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:

•
Level 1—Quoted prices in active markets that the company has the ability to access for identical assets or liabilities;

•
Level 2—Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•
Level 3—Valuations using significant inputs that are unobservable in the market and include the use of judgment by the company's management about the assumptions market participants would use in pricing the asset or liability.

The following tables summarize the bases used to measure financial assets and liabilities that are carried at fair value on a recurring basis in the consolidated and combined balance sheets:

		Basis of fair value measurement
(in millions)	Balance as of December 31, 2015	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Foreign currency derivative contracts	$24	$—	$24	$—
Interest rate contracts	4	—	4	—
Available-for-sale securities
Equity securities	78	78	—	—
Foreign government debt securities	16	3	13	—

Total assets	$122	$81	$41	$—

Liabilities
Contingent payments related to acquisitions	$433	$—	—	$433
Foreign currency derivative contracts	3	—	3	—
Total liabilities	$436	$—	$3	$433

		Basis of fair value measurement
(in millions)	Balance as of December 31, 2014	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Available-for-sale securities
Equity securities	$71	$71	$—	$—
Foreign government debt securities	18	3	15	—
Interest rate contracts	1	—	1	—

Total assets	$90	$74	$16	$—

Liabilities
Contingent payments related to acquisitions	$518	$—	$—	$518
Interest rate contracts	2	—	2	—

Total liabilities	$520	$—	$2	$518

As of December 31, 2015, cash and equivalents of $1.0 billion included money market funds of approximately $100 million. Money market funds would be considered Level 2 in the fair value hierarchy.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 10 FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

For assets that are measured using quoted prices in active markets, the fair value is the published market price per unit multiplied by the number of units held, without consideration of transaction costs. The fair values of foreign government debt securities are obtained from pricing services or broker/dealers who either use quoted prices in an active market or proprietary pricing applications, which include observable market information for like or same securities.

Contingent payments related to acquisitions consist of development, regulatory and commercial milestone payments, in addition to sales-based payments, and are valued using discounted cash flow techniques. The fair value of development, regulatory and commercial milestone payments reflects management's expectations of probability of payment, and increases or decreases as the probability of payment or expectation of timing of payments changes. As of December 31, 2015, management's expected weighted-average probability of payment for development, regulatory and commercial milestone payments was approximately 21%, with individual probabilities ranging from 10%–80%. As of December 31, 2015 the weighted average discount rate used in the fair value estimates was 8.1%.

The fair value of sales-based payments is based upon probability-weighted future revenue estimates, and increases or decreases as revenue estimates or expectations of timing of payments change.

The following table provides information relating to the company's investments in available-for-sale equity securities:

(in millions)	Amortized cost	Unrealized gains	Unrealized (losses)	Fair value
December 31, 2015
Available-for-sale equity securities	$55	$28	$(5)	$78
December 31, 2014
Available-for-sale equity securities	$59	$21	$(9)	$71

During 2015, the company recorded $14 million in other-than-temporary impairment charges based on the duration of losses related to three of the company's investments. During 2014, the company recorded a $45 million other-than-temporary impairment charge to write-down the investment in Onconova common stock to its fair value based on the duration and severity of the loss. The other-than-temporary impairment charges recorded during 2015 and 2014 were reported in other (income) expense, net.

During 2013, the company acquired approximately 16 million shares of CTI BioPharma common stock, which are classified as available-for-sale equity securities, for $27 million. Refer to Note 5 for additional information regarding the CTI BioPharma arrangement.

The company had cumulative unrealized gains on available-for-sale debt securities of less than $1 million as of both December 31, 2015 and 2014.

The following table is a reconciliation of the fair value measurements that use significant unobservable inputs (Level 3), which consists of contingent payments related to acquisitions:

(in millions)	Contingent payments
Fair value as of December 31, 2013	$291
Additions	142
Payments	(12)
Net losses recognized in earnings	124
Currency translation adjustments	(27)

Fair value as of December 31, 2014	$518
Separation related adjustment	37
Additions	—
Payments	(8)
Net gains recognized in earnings	(97)
Currency translation adjustments	(17)

Fair value as of December 31, 2015	$433

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 10 FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

In 2015, the company recognized a gain of $97 million in other (income) expense, net related to a reduction of the estimated fair value of contingent payment liabilities for certain milestones associated with the acquisitions of OBIZUR, Chatham, and AesRx. Also, the company recorded a separation-related adjustment of $37 million in 2015 for contingent payment liabilities related to foreign exchange losses that were not previously allocated to Baxalta in periods prior to the separation.

In 2014, the company's additions related to the contingent payment liabilities associated with the acquisitions of Chatham and AesRx. The net loss recognized in earnings and reported in other (income) expense, net primarily related to an increase in the estimated fair value of contingent payment liabilities associated with the 2013 acquisition of OBIZUR and related assets from Inspiration / Ipsen.

Book Values and Fair Values of Financial Instruments

In addition to the financial instruments that the company is required to recognize at fair value on the consolidated and combined balance sheets, the company has certain financial instruments that are recognized at historical cost or some basis other than fair value. For these financial instruments, the following table provides the values recognized on the consolidated or combined balance sheets and the approximate fair values:

	Book values		Approximate fair values
(in millions)	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Assets
Investments	$21	$31	$21	$31
Liabilities
Curent maturities of lease obligations	3	—	3	—
Long-term debt and lease obligations	$5,265	$275	$5,396	$275

Investments include certain cost method investments whose fair value is based on Level 3 inputs. The estimated fair value of capital lease obligations is based on Level 2 inputs. The estimated fair values of long-term debt were computed by multiplying price by the notional amount of the respective debt instrument. Price is calculated using the stated terms of the respective debt instrument and yield curves commensurate with the company's credit risk. The discount factors used in the calculations reflect the non-performance risk of the company. The carrying values of the other financial instruments approximate their fair values due to the shortterm maturities of most of these assets and liabilities.

During 2015 and 2014, the company recorded $31 million and $64 million of income in other (income) expense, net related to equity method investments, which primarily represented realized gains from funds that sold portfolio companies in both periods, as well as gains from the sale of certain investments in 2015 and 2014.

NOTE 11 COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

The company leases certain facilities and equipment under operating leases expiring at various dates. The leases generally provide for the company to pay taxes, maintenance, insurance and certain other operating costs of the leased property. Most of the operating leases contain renewal options. Operating lease rent expense was $52 million in 2015, $42 million in 2014 and $40 million in 2013.

The following table summarizes future minimum operating lease payments:

Years ending December 31 (in millions)	2016	2017	2018	2019	2020	Thereafter
Future minimum operating lease payments	$58	$52	$46	$35	$30	$161

Limited Partnership Commitments

The company has unfunded commitments of $79 million as a limited partner in various equity investments as of December 31, 2015.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 11 COMMITMENTS AND CONTINGENCIES (Continued)

Indemnifications

During the normal course of business, the company enters into indemnities, commitments and guarantees pursuant to which the company may be required to make payments related to specific transactions. In addition, the company indemnifies its directors and officers for certain losses and expenses upon the occurrence of certain prescribed events. The majority of these indemnities, commitments and guarantees do not provide for any limitation on the maximum potential for future payments that the company could be obligated to make. To help address some of these risks, the company maintains various insurance coverages. Based on experience and evaluation of the agreements, the company does not believe that any significant payments related to its indemnities will occur, and therefore the company has not recorded any associated liabilities, other than for certain tax-related indemnifications described in Note 14.

Other Contingencies

The company has other contingencies associated with its collaborative arrangements, as further discussed in Note 5, and legal contingencies, as further discussed in Note 16.

NOTE 12 RETIREMENT AND OTHER BENEFIT PROGRAMS

Shared Baxter Plans Prior to the Separation

Prior to the transfer of net pension and other post-employment benefit (OPEB) plan obligations discussed below and with the exception of certain Austrian defined benefit pension plans, of which Baxalta was the sole sponsor prior to any transfers, the company's employees participated in certain U.S. and international defined benefit pension and OPEB plans sponsored by Baxter. These plans included participants of Baxter's other businesses and were accounted for as multiemployer plans in the company's combined financial statements prior to the transfer into newly-created plans sponsored by Baxalta. As a result, no asset or liability was recorded by the company in its combined balance sheets as of December 31, 2014 to recognize the funded status of these plans. The costs of these plans were allocated to the company and recorded in cost of sales, selling, general and administrative expenses and R&D expenses in the combined statements of income. For the Baxter sponsored defined benefit pension and OPEB plans, Baxalta recorded expense of $16 million, $37 million and $45 million for 2015, 2014 and 2013, respectively, relating to Baxalta employees' participation in Baxter sponsored plans.

The company has been the sole sponsor for certain Austrian defined benefit plans prior to the separation and has accounted for the Austrian defined benefit plans as single employer plans for the periods presented below.

Impact of Separation

During the second quarter of 2015, Baxalta assumed certain pension and OPEB obligations and plan assets related to newly-created single employer plans for Baxalta employees, as well as pension obligations and plan assets associated with its employees who participated in certain plans that split following the separation. The company accounted for certain plans with delayed split dates as multiple-employer plans beginning in the second quarter of 2015 because the company was responsible for its employees retiring during the interim period.

The assumed pension obligations related to plans in the United States generally related to only active employees who transferred to Baxalta in connection with the separation. The company generally did not assume obligations associated with retired or otherwise inactive employees in the United States.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 12 RETIREMENT AND OTHER BENEFIT PROGRAMS (Continued)

Reconciliation of Pension and OPEB Plan Obligations, Assets and Funded Status

The benefit plan information in the table below pertains to all of the company's pension and OPEB plans, both in the United States and in other countries.

	Pension
	U.S		International		OPEB
years ended December 31 (in millions)	2015	2014	2015	2014	2015	2014
Benefit obligations
Beginning of period	$—	$—	$166	$156	$—	$—
Assumption of benefit obligations from Baxter	370	—	283	—	20	—
Service cost	14	—	19	6	1	—
Interest cost	11	—	5	5	—	—
Participant contributions	—	—	2	—	—	—
Actuarial (gain)/ loss	(19)	—	4	33	(1)	—
Benefit payments	—	—	(7)	(5)	—	—
Settlements	—	—	(1)	(3)	—	—
Foreign exchange and other	—	—	(24)	(26)	—	—

End of period	$376	$—	$447	$166	$20	$—

Fair value of plan assets
Beginning of period	$—	$—	$—	$—	$—	$—
Assumption of plan assets from Baxter	227	—	128	—	—	—
Actual return on plan assets	(7)	—	—	—	—	—
Employer contributions	—	—	12	8	—	—
Participant contributions	—	—	2	—	—	—
Benefit payments	—	—	(7)	(5)	—	—
Settlements	—	—	(1)	(3)	—	—
Foreign exchange and other	—	—	(1)	—	—	—

End of period	220	—	133	—	—	—

Funded status at December 31	$(156)	$—	$(314)	$(166)	$(20)	$—

Amounts recognized in the consolidated and combined balance sheets
Current liability	$—	$—	$(5)	$(5)	$—	$—
Noncurrent liability	(156)	—	(309)	(161)	(20)	—

Net liability recognized at December 31	$(156)	$—	$(314)	$(166)	$(20)	$—

Foreign exchange and other during 2015 includes approximately $9 million of benefit obligations associated with the Austrian plans that were transferred from the company to Baxter. The assumption of benefit obligations and plan assets from Baxter include adjustments recorded during the second half of 2015.

Accumulated Benefit Obligation Information

The pension obligation information in the table above represents the projected benefit obligation (PBO). The PBO incorporates assumptions relating to future compensation levels. The accumulated benefit obligation (ABO) is the same as the PBO except that it includes no assumptions relating to future compensation levels. The ABO for all of the company's U.S. pension plans was $315 million at the December 31, 2015 measurement date. The ABO for all of the company's International pension plans was $343 million and $133 million at the December 31, 2015 and 2014 measurement dates, respectively.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 12 RETIREMENT AND OTHER BENEFIT PROGRAMS (Continued)

The information in the funded status table above represents the totals for all of the company's pension plans. The following is information relating to the individual plans in the funded status table above that have an ABO in excess of plan assets.

as of December 31 (in millions)	2015	2014
U.S.
ABO	$315	$—
Fair value of plan assets	220	—
International
ABO	$324	$133
Fair value of plan assets	112	—

The following is information relating to the individual plans in the funded status table above that have a PBO in excess of plan assets (many of which also have an ABO in excess of assets, and are therefore also included in the table directly above).

as of December 31 (in millions)	2015	2014
U.S.
PBO	$376	$—
Fair value of plan assets	220	—
International
PBO	$447	$166
Fair value of plan assets	133	—

Expected Net Pension and OPEB Plan Payments for the Next 10 Years

(in millions)	U.S. Pension	International Pension	OPEB
2016	$3	$13	$—
2017	5	15	—
2018	7	15	—
2019	9	16	—
2020	11	17	—
2021 through 2025	89	104	3

Total expected net benefit payments for next 10 years	$124	$180	$3

The expected net benefit payments above reflect the company's share of the total net benefits expected to be paid from the plans' assets (for funded plans) or from the company's assets (for unfunded plans). The federal subsidies relating to the Medicare Prescription Drug, Improvement and Modernization Act are not expected to be significant.

Amounts Recognized in AOCI

The pension and OPEB plans' gains or losses, prior service costs or credits, and transition assets or obligations not yet recognized in net periodic benefit cost are recognized on a net-of-tax basis in AOCI and will be amortized from AOCI to net periodic benefit cost in the future.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 12 RETIREMENT AND OTHER BENEFIT PROGRAMS (Continued)

The following is a summary of the pre-tax losses included in AOCI at December 31, 2015 and December 31, 2014.

(in millions)	U.S. Pension	International Pension	OPEB
Actuarial loss	$102	$154	$3
Prior service credit and transition obligation	—	1	(14)

Total pre-tax loss recognized in AOCI at December 31, 2015	$102	$155	$(11)

Actuarial loss	$—	$70	$—
Prior service credit and transition obligation	—	—	—

Total pre-tax loss recognized in AOCI at December 31, 2014	$—	$70	$—

During the second quarter of 2015, the company assumed approximately $200 million of pre-tax losses included in AOCI in connection with the separation.

Refer to Note 13 for the net-of-tax balances included in AOCI as of each of the year-end dates. The following is a summary of the net-of-tax amounts recorded in OCI relating to pension and OPEB plans.

	U.S. Pension and OPEB			International Pension
years ended December 31 (in millions)	2015	2014	2013	2015	2014	2013
Gain (loss) arising during the year, net of tax expense (benefit) for U.S. plans of $3 in 2015 and $0 in 2014 and 2013 and for international plans of $6 in 2015, ($6) in 2014 and $1 in 2013	$5	$—	$—	$(7)	$(4)	$(11)
Amortization of loss to earnings, net of tax expense for U.S. plans of $2 in 2015 and $0 in 2014 and 2013 and for international plans of $3 in 2015, $1 in 2014, and $1 in 2013	5	—	—	8	3	4

Pension and other employee benefits gain (loss)	$10	$—	$—	$1	$(1)	$(7)

Amounts Expected to be Amortized from AOCI to Net Periodic Benefit Cost in 2016

With respect to the AOCI balance at December 31, 2015, the following is a summary of the pre-tax amounts expected to be amortized to net periodic benefit cost in 2016.

(in millions)	U.S. Pension	International Pension	OPEB
Actuarial loss	$8	$10	$—
Prior service credit and transition obligation	—	—	(1)

Total pre-tax amount expected to be amortized from AOCI to net pension and OPEB cost in 2016	$8	$10	$(1)

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 12 RETIREMENT AND OTHER BENEFIT PROGRAMS (Continued)

Net Periodic Benefit Cost

	U.S. Pension			International Pension			OPEB
years ended December 31 (in millions)	2015	2014	2013	2015	2014	2013	2015	2014	2013
Net periodic benefit cost
Service cost	$14	$—	$—	$19	$6	$6	$1	$—	$—
Interest cost	11	—	—	5	5	5	—	—	—
Expected return on plan assets	(11)	—	—	(4)	—	—	—	—	—
Amortization of net losses and other deferred amounts	8	—	—	10	3	4	—	—	—
Settlement losses	—	—	—	—	1	1	—	—	—

Net periodic benefit cost	$22	$—	$—	$30	$15	$16	$1	$—	$—

Weighted-Average Assumptions Used in Determining Benefit Obligations at the Measurement Date

	U.S. Pension		International Pension		OPEB
	2015	2014	2015	2014	2015	2014
Discount rate	4.60%	n/a	1.50%	2.00%	4.65%	n/a
Rate of compensation increase	3.80%	n/a	3.20%	3.50%	n/a	n/a
Annual rate of increase in the per-capita cost	n/a	n/a	n/a	n/a	6.50%	n/a
Rate decreased to	n/a	n/a	n/a	n/a	5.00%	n/a
by the year ended	n/a	n/a	n/a	n/a	2022	n/a

The assumptions above, which were used in calculating the December 31, 2015 measurement date benefit obligations, will be used in the calculation of net periodic benefit cost in 2016.

Weighted-Average Assumptions Used in Determining Net Periodic Benefit Cost

	U.S. Pension			International Pension			OPEB
	2015	2014	2013	2015	2014	2013	2015	2014	2013
Discount rate	4.30%	n/a	n/a	1.11%	3.30%	3.25%	4.30%	n/a	n/a
Expected return on plan assets	7.25%	n/a	n/a	5.31%	n/a	n/a	n/a	n/a	n/a
Rate of compensation increase	3.80%	n/a	n/a	3.41%	3.50%	3.50%	n/a	n/a	n/a
Annual rate of increase in the per-capita cost	n/a	n/a	n/a	n/a	n/a	n/a	6.50%	n/a	n/a
Rate decreased to	n/a	n/a	n/a	n/a	n/a	n/a	5.00%	n/a	n/a
by the year ended	n/a	n/a	n/a	n/a	n/a	n/a	2022	n/a	n/a

The company establishes the expected return on plan assets assumption primarily based on a review of historical compound average asset returns, both company-specific and relating to the broad market (based on the company's asset allocation), as well as an analysis of current market and economic information and future expectations. The company plans to use a 7.00% assumption for its funded U.S. plan for 2016.

Effect of a One-Percent Change in Assumed Healthcare Cost Trend Rate on the OPEB Plan

years ended December 31 (in millions)	One percent increase 2015	One percent decrease 2015
Effect on total of service and interest cost components of OPEB cost	$—	$—
Effect on OPEB obligation	$3	$(3)

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 12 RETIREMENT AND OTHER BENEFIT PROGRAMS (Continued)

Pension Plan Assets

A benefits committee of members of senior management is responsible for supervising, monitoring and evaluating the invested assets of the company's funded pension plans. The benefits committee, which meets at least quarterly, abides by documented policies and procedures relating to investment goals, targeted asset allocations, risk management practices, allowable and prohibited investment holdings, diversification, use of derivatives, the relationship between plan assets and benefit obligations, and other relevant factors and considerations. In the United States, the benefits committee has hired an outsourced chief investment officer (oCIO) provider, Goldman Sachs Asset Management, to perform the day-to-day management of pension assets.

The benefits committee's documented policies and procedures include the following:

•
Ability to pay all benefits when due;

•
Targeted long-term performance expectations relative to applicable market indices, such as Standard & Poor's, Russell, MSCI EAFE, and other indices;

•
Targeted asset allocation percentage ranges (summarized below), and periodic reviews of these allocations;

•
Specified investment holding and transaction prohibitions (for example, private placements or other restricted securities, securities that are not traded in a sufficiently active market, short sales, certain derivatives, commodities and margin transactions);

•
Specified portfolio percentage limits on holdings in a single corporate or other entity (generally 5%, except for holdings in U.S. government or agency securities);

•
Specified average credit quality for the fixed-income securities portfolio (at least A- by Standard & Poor's or A3 by Moody's);

•
Specified portfolio percentage limits on foreign holdings; and

•
Periodic monitoring of oCIO performance and adherence to the benefits committee's policies.

Plan assets are invested using a total return investment approach whereby a mix of equity securities, debt securities and other investments are used to preserve asset values, diversify risk and exceed the planned benchmark investment return. Investment strategies and asset allocations are based on consideration of plan liabilities, the plans' funded status and other factors, such as the plans' demographics and liability durations. Investment performance is reviewed by the benefits committee on a quarterly basis and asset allocations are reviewed at least annually.

Plan assets are managed in a balanced equity and fixed income portfolio. The target allocations for plan assets are 75 percent in an equity portfolio and 25 percent in a fixed income portfolio. The documented policy includes an allocation range based on each individual investment type within the major portfolios that allows for a variance from the target allocations of approximately five percentage points. The equity portfolio may include common stock of U.S. and international companies, common/collective trust funds, mutual funds, hedge funds and real asset investments. The fixed income portfolio may include cash, money market funds with an original maturity of three months or less, U.S. and foreign government and governmental agency issues, common/collective trust funds, corporate bonds, municipal securities, derivative contracts and asset-backed securities.

While the benefits committee provides oversight over plan assets for U.S. and international plans, the summary above is specific to the plans in the United States. The plan assets for international plans are managed and allocated by the entities in each country, with input and oversight provided by the benefits committee.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 12 RETIREMENT AND OTHER BENEFIT PROGRAMS (Continued)

The following tables summarize the bases used to measure the pension plan assets and liabilities that are carried at fair value on a recurring basis for the U.S. funded plan.

		Basis of fair value measurement
(in millions)	Balance at December 31, 2015	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Fixed income
Cash and cash equivalents	$6	$—	$6	$—
Common/collective trust funds	54	—	54	—
Equity
Common/collective trust funds	149	19	130	—
Hedge fund	11	—	11	—

Fair value of pension plan assets	$220	$19	$201	$—

The following tables summarize the bases used to measure the pension plan assets and liabilities that are carried at fair value on a recurring basis for the international funded plans.

		Basis of fair value measurement
(in millions)	Balance at December 31, 2015	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Fixed income
Cash and cash equivalents	$8	$8	$—	—
Government agency issues	1	1	—	—
Corporate bonds	29	29	—	—
Mutual Funds	35	35	—	—
Equity
Common stock:
Large cap	17	17	—	—
Mid cap	1	1	—	—
Small cap	—	—	—	—

Total common stock	18	18	—	—

Mutual funds	25	25	—	—
Real Estate funds	10	8	2	—
Other holdings	7	—	7	—

Fair value of pension plan assets	$133	$124	$9	$—

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 12 RETIREMENT AND OTHER BENEFIT PROGRAMS (Continued)

The assets and liabilities of the company's pension plans are valued using the following valuation methods:

Investment category	Valuation methodology
Cash and cash equivalents	These largely consist of a short-term investment fund, U.S. dollars and foreign currency. The fair value of the short-term investment fund is based on the net asset value
Government agency issues	Values are based quoted prices in an active market
Corporate bonds	Values are based on the valuation date in an active market
Common stock	Values are based on the closing prices on the valuation date in an active market on national and international stock exchanges
Mutual funds	Values are based on the net asset value of the units held in the respective fund which are obtained from national and international exchanges
Common/collective trust funds	Values are based on the net asset value of the units held at year end
Real estate funds

The value of these assets are either determined by the net asset value of the units held in the respective fund which are obtained from national and international exchanges or based on the net asset value of the underlying assets of the fund provided by the fund manager

Other holdings	The value of these assets vary by investment type and are primarily based on reputable pricing vendors that typically use pricing matrices or models

Expected Pension and OPEB Plan Funding

The company's funding policy for its pension plans is to contribute amounts sufficient to meet legal funding requirements, plus any additional amounts that the company may determine to be appropriate considering the funded status of the plans, tax deductibility, the cash flows generated by the company, and other factors. Volatility in the global financial markets could have an unfavorable impact on future funding requirements. The company has no obligation to fund its principal plans in the United States in 2016. The company continually reassesses the amount and timing of any discretionary contributions. The company expects to make cash contributions to its pension plans of at least $9 million in 2016, primarily related to the company's international plans. The company expects to have net cash outflows relating to its OPEB plan of less than $1 million in 2016.

The table below details the funded status percentage of the company's pension plans as of December 31, 2015, including certain plans that are unfunded in accordance with the guidelines of the company's funding policy outlined above.

	United States		International
as of December 31, 2015 (in millions)	Qualified plans	Nonqualified plan	Funded plans	Unfunded plans	Total
Fair value of plan assets	$220	n/a	$133	n/a	$353
PBO	349	$27	281	$166	823
Funded status percentage	63%	n/a	47%	n/a	43%

U.S. Defined Contribution Plan

Most U.S. employees are eligible to participate in a qualified defined contribution plan. Company contributions were $21 million in 2015, $20 million in 2014 and $16 million in 2013.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 13 ACCUMULATED OTHER COMPREHENSIVE INCOME

The following is a net-of-tax summary of the changes in AOCI by component for the years ended 2015 and 2014.

(in millions)	Foreign Currency Translation	Pension and Other Employee Benefits	Available-for- sale Securities	Hedging Activities	Total
Gains (losses)
Balance as of December 31, 2014	$(387)	$(52)	$7	$(1)	$(433)
Other comprehensive (loss) income before reclassifications	(362)	(2)	(9)	36	(337)
Amounts reclassified from AOCI(a)	—	13	10	(30)	(7)

Net other comprehensive (loss) income	(362)	11	1	6	(344)

Separation-related adjustments	390	(145)	9	28	282

Balance as of December 31, 2015	$(359)	$(186)	$17	$33	$(495)

(in millions)	Foreign Currency Translation	Pension an Other Employee Benefits	Available-for- sale Securities	Hedging Activities	Total
Gains (losses)
Balance as of December 31, 2013	$—	$(51)	$(13)	$—	$(64)
Other comprehensive (loss) income before reclassifications	(387)	(4)	(20)	(1)	(412)
Amounts reclassified from AOCI(a)	—	3	40	—	43

Net other comprehensive (loss) income	(387)	(1)	20	(1)	(369)

Balance as of December 31, 2014	$(387)	$(52)	$7	$(1)	$(433)

(a)
See table below for details about these reclassifications.

The net separation-related adjustments during 2015 primarily related to the assumption of deferred hedging gains and deferred pension losses during the second quarter of 2015, as well as differences between AOCI transferred to Baxalta as a result of the separation and AOCI reported in the company's combined balance sheet as of June 30, 2015.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 13 ACCUMULATED OTHER COMPREHENSIVE INCOME (Continued)

The following is a summary of the amounts reclassified from AOCI to net income during the years ended December 31, 2015 and 2014.

	Amounts reclassified from AOCI(a)
(in millions)	2015	2014	Location of impact in income statement
Amortization of pension and other employee benefits
Actuarial losses and other	$(18)	$(4)	(b)

	(18)	(4)	Total before tax
	5	1	Tax benefit

	$(13)	$(3)	Net of tax

Gains (losses) on hedging activities
Foreign exchange contracts	$46	$—	Cost of sales

Interest rate contracts	1		Net interest expense

	47	—	Total before tax
	(17)	—	Tax expense

	$30	$—	Net of tax

Gains (losses) on available-for-sale securities
Other-than-temporary impairment of available-for- sale equity security	$(14)	$(45)	Other (income) expense, net

Gain on available-for-sale equity security	3	—	Other (income) expense, net

	(11)	(45)	Total before tax
	1	5	Tax benefit

	(10)	(40)	Net of tax

Total reclassification for the period	$7	$(43)	Total net of tax

(a)
Amounts in parentheses indicate reductions to net income.

(b)
These AOCI components are included in the computation of net periodic benefit cost disclosed in Note 12.

NOTE 14 INCOME TAXES

Income from Continuing Operations Before Income Tax Expense by Category

years ended December 31 (in millions)	2015	2014	2013
United States	$618	$728	$881
International	580	804	732

Income before income taxes	$1,198	$1,532	$1,613

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 14 INCOME TAXES (Continued)

Income Taxes on Continuing Operations

years ended December 31 (in millions)	2015	2014	2013
Current
United States	$283	$273	$326
International	52	5	42

Current income tax expense	335	278	368

Deferred
United States	(52)	27	(40)
International	(13)	41	(3)

Deferred income tax (benefit) expense	(65)	68	(43)

Income tax expense	$270	$346	$325

Income Tax Expense Reconciliation

years ended December 31 (in millions)	2015	2014	2013
Income tax expense at U.S. statutory rate	$420	$536	$565
Tax incentives	(112)	(111)	(146)
Foreign taxes less than U.S. rate	(48)	(98)	(89)
State and local taxes	15	26	32
Branded Prescription Drug Fee	10	20	7
Research and Orphan Drug Credit	(7)	(7)	(10)
Domestic manufacturing deduction	(14)	—	—
Tax contingencies	12	(19)	(30)
Other items	(6)	(1)	(4)

Income tax expense	$270	$346	$325

The effective income tax rate for continuing operations was 22.5% in 2015, 22.6% in 2014, and 20.1% in 2013. As detailed in the income tax expense reconciliation table above, the company's effective tax rate differs from the U.S. federal statutory rate each year due to certain operations that are subject to tax incentives, state and local taxes, and foreign taxes that are different than the U.S. federal statutory rate. In addition, the effective tax rate can be impacted each period by discrete factors and events.

The benefit from foreign operations reflects the impact of lower income tax rates in locations outside the United States, as well as tax exemptions and incentives in Switzerland, Singapore, and other foreign tax jurisdictions. Earnings outside the United States of $77 million incurred prior to the separation are not deemed to be indefinitely reinvested and have an associated income tax of $9 million. Management intends to continue to reinvest all other historical and future earnings in several jurisdictions outside of the United States indefinitely, and therefore has not recognized U.S. income tax expense on these earnings.

The company has received tax incentives in certain taxing jurisdictions outside the United States. The financial impact of the reductions as compared to the statutory tax rates is indicated in the income tax expense reconciliation table above. The tax reductions as compared to the local statutory rate favorably impacted earnings from continuing operations per diluted share by $0.17 in 2015, $0.16 in 2014 and $0.21 in 2013.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 14 INCOME TAXES (Continued)

Deferred Tax Assets and Liabilities

as of December 31 (in millions)	2015	2014
Deferred tax assets
Compensation and retirement benefits	$213	$92
Tax credits and net operating losses	40	3
Capital lease obligations	116	—
Accrued expenses	123	198
Valuation allowances	(4)	—

Total deferred tax assets	488	293

Deferred tax liabilities
Subsidiaries' unremitted earnings	(9)	(34)
Fixed assets	(313)	(258)
Intangible assets	(148)	(78)
Other items	(4)	31

Total deferred tax liabilities	(474)	(339)

Net deferred tax asset	$14	$(46)

In 2015, certain prior period amounts were reclassified to conform with the current period presentation, primarily in connection with the classification of prepaid taxes associated with deferred intercompany profit in inventory from the deferred taxes rollforward. The company has elected to adopt ASU No. 2015-17, as further discussed in Note 2, starting with the period ending December 31, 2015 and retroactively applying to the balances as of December 31, 2014. The company has prepared these financial statements in accordance with the new guidance requiring that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. Additional reclassifications were made with respect to prior period deferred items to better identify the true nature of these items and to conform with the current period presentation. The adoption of ASU No. 2015-17 has the effect of reducing short-term deferred income taxes by $215 million, increasing other long-term assets by $14 million, reducing short-term liabilities by $4 million and reducing other long-term liabilities by $197 million for the year ended December 31, 2014.

As of December 31, 2015, the company has no material loss or credit carryforwards for U.S. or state tax purposes. As of December 31, 2015, the company had foreign operation loss carryforwards of $50 million and no foreign tax credit carryforwards. The company maintains no material valuation allowances to reduce deferred tax assets because the company believes it is more likely than not that these assets will be fully realized. The company evaluates the need for valuation allowances on a continuous basis, and as circumstances change, the need for a valuation allowance against deferred tax assets may arise.

Deferred income taxes have not been provided on approximately $6.4 billion of the undistributed earnings of foreign subsidiaries as these earnings have been indefinitely reinvested for continued use in foreign operations. If these undistributed earnings are repatriated to the U.S. in the foreseeable future, the company would incur an income tax expense of approximately $2.2 billion, excluding any potential foreign tax credits or future changes in tax law.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 14 INCOME TAXES (Continued)

Unrecognized Tax Benefits

The following is a reconciliation of the company's unrecognized tax benefits for the years ended December 31, 2015, 2014 and 2013.

as of and for the years ended (in millions)	2015	2014	2013
Balance at beginning of the year	$65	$81	$259
Increase associated with tax positions taken during the current year	17	2	7
Decrease associated with tax positions taken during a prior year	—	(4)	—
Separation related adjustment	(60)	—	—
Settlements	(5)	(6)	(179)
Decrease associated with lapses in statutes of limitations	—	(8)	(6)

Balance at end of the year	$17	$65	$81

Baxalta and Baxter entered into a tax sharing agreement, effective on the date of separation, which employs a tracing approach to determine which company is liable for certain pre-separation income tax items. If a liability arises and is attributable to the Bioscience business, the liability would be allocated to Baxalta. If a liability arises and is attributable to the Medical Device, Renal or Biosurgery businesses, it would be allocated to Baxter.

The table above reflects a reduction of $60 million related to tax periods prior to the separation for which Baxter is the primary obligor. However, under U.S. Treasury Regulations, each member of a consolidated group is jointly and severally liability for the U.S. federal income tax liability of each other member of the consolidated group. Accordingly, with respect to periods in which Baxalta was included in the Baxter consolidated group, Baxalta could be liable to the U.S. government for any U.S. federal income tax liability tax incurred by the consolidated group, to the extent not discharged by any other member.

Baxalta will be directly responsible for tax contingencies and related interest and penalties for its newly formed legal entities for periods after separation or in instances where an existing entity was transferred to Baxalta upon separation. As a result, Baxalta has continued to account for these tax contingencies.

If recognized, the net amount of contingent tax liabilities that would impact the company's effective tax rate is $17 million. The company does not expect that it is reasonably possible that any of its uncertain tax liability positions will be settled in the next twelve months. The company believes adequate provision has been made for all income tax uncertainties. Baxalta recognizes accrued interest and penalties related to uncertain tax positions in income tax expense. The amounts expensed and the liabilities accrued are immaterial as of and for the year ended December 31, 2015. Uncertain tax positions are included as a long-term liability on the consolidated balance sheets.

In the normal course of business, the company may be audited by federal, state and foreign tax authorities, and may be periodically challenged regarding the amount of taxes due. As of December 31, 2015, Baxalta entities were not subject to any ongoing income tax audits.

NOTE 15 SHARE-BASED COMPENSATION

2015 Baxalta Incentive Plan

In connection with the separation, the company adopted the 2015 Baxalta Incorporated Incentive Plan which provides for the assumption of certain awards granted under the Baxter incentive stock programs and provides for additional shares of common stock available for issuance with respect to awards for participants. The 2015 Baxalta Incorporated Incentive Plan initially provided for 91 million shares of common stock for issuance with respect to awards for participants. At December 31, 2015, approximately 39 million shares were available for future awards.

Employee Stock Purchase Plan

Nearly all employees are eligible to participate in the company's employee stock purchase plan. The employee purchase price is 85% of the closing market price on the purchase date. The plan is considered

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 15 SHARE-BASED COMPENSATION (Continued)

compensatory and related expense recorded by the company was immaterial. The employee stock purchase plan provided for 3 million shares of common stock available for issuance to eligible participants, of which approximately 2.6 million shares were available for future awards as of December 31, 2015.

During 2015, the company issued approximately 0.4 million shares under the current employee stock purchase plan. The number of shares under subscription at December 31, 2015 totaled approximately 1 million.

Impact of Separation from Baxter

Prior to the separation, Baxalta employees participated in Baxter's incentive stock program and Baxalta recorded costs in cost of sales, selling, general and administrative expenses and R&D expenses for its employees' participation in the program. In connection with the separation, outstanding Baxter equity awards granted prior to January 1, 2015 and held by Baxter or Baxalta employees were adjusted into both Baxter and Baxalta equity awards. Awards granted after January 1, 2015 and certain awards granted during 2014 were adjusted entirely into corresponding awards of either Baxter or Baxalta, based on which company would employ the holder following the separation. The value of the combined Baxter and Baxalta stock-based awards after the separation was designed to generally preserve the intrinsic value and the fair value of the award immediately prior to separation. In periods following the separation, Baxalta records share-based compensation costs relating to its employees' Baxalta and Baxter equity awards.

Share-Based Compensation Expense

The table presents share-based compensation expense by statement of income line item.

(in millions)	2015	2014	2013
Cost of sales	$10	$8	$8
Selling, general and administrative expense	42	16	12
Research and development expenses	10	7	6

Total share-based compensation expense	$62	$31	$26

The related tax benefit recognized was $18 million in 2015, $10 million in 2014 and $9 million in 2013.

Stock Options

Stock options have been granted to employees and non-employee directors with exercise prices at least equal to 100% of the company's share price on the date of grant. Stock options typically have a contractual term of 10 years. The grant-date fair value, adjusted for estimated forfeitures, is recognized as expense on a straight-line basis over the substantive vesting period.

Stock options granted to employees prior to the separation generally vest in one-third increments over a three-year period. In July 2015, the company made a one time grant totaling 1.6 million stock options to 5 senior executives that cliff-vest 5 years from the grant date. Stock options granted to non-employee directors generally cliff-vest one year from the grant date (collectively, stock options with service conditions).

In December 2015, the company granted 2.6 million stock options with both a market based and service condition to certain employees (stock options with service and market conditions). These options vest in 2 years if the company's share price remains at or above a specified price target for 20 consecutive days during a 2 year performance period.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 15 SHARE-BASED COMPENSATION (Continued)

Post-Separation Valuation Assumptions

The weighted-average Black-Scholes assumptions used in estimating the fair value of stock options with service conditions granted in 2015 by Baxalta following the separation, along with the weighted-average grant-date fair values, were as follows:

years ended December 31 (in millions)	2015
Expected volatility	31%
Expected life (in years)	6.8
Risk-free interest rate	2.1%
Dividend yield	0.9%
Fair value per stock option	$10

The stock-options with service and market conditions granted during December 2015 were valued using a Monte Carlo model, with assumptions as follows:

years ended December 31 (in millions)	2015
Expected volatility	30%
Expected life (in years)	6.0
Risk-free interest rate	2.2%
Dividend yield	0.8%
Fair value per stock option	$6

Pre-Separation Valuation Assumptions

The weighted-average Black-Scholes assumptions used in estimating the fair value of stock options granted by Baxter prior to the separation during each year, along with the weighted-average grant-date fair values, were as follows:

years ended December 31 (in millions)	2015	2014	2013
Expected volatility	20%	23%	25%
Expected life (in years)	5.5	5.5	5.5
Risk-free interest rate	1.7%	1.7%	0.9%
Dividend yield	3.0%	2.8%	2.6%
Fair value per stock option	$9	$11	$12

Option Activity and Weighted-Average Unrecognized Expense

A summary of Baxalta stock option activity held by both Baxalta and Baxter employees for the period following the separation is presented below.

(options and aggregate intrinsic values in thousands)	Options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value
Options converted on July 1, 2015 in connection with the separation	35,199	$28.95
Granted	4,937	33.16
Exercised	(1,842)	27.02
Forfeited	(518)	32.03
Expired	(66)	32.02

Outstanding at December 31, 2015	37,710	$29.55	6.6	$357,376

Vested or expected to vest as of December 31, 2015	36,621	$29.46	6.5	$350,508

Exercisable at December 31, 2015	19,562	$26.98	4.5	$235,652

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 15 SHARE-BASED COMPENSATION (Continued)

The total intrinsic value of Baxalta stock options exercised by both Baxter and Baxalta employees following the separation was $17 million during 2015.

As of December 31, 2015, the unrecognized compensation cost related to all unvested Baxter and Baxalta stock options held by Baxalta's employees of $60 million is expected to be recognized as expense over a weighted-average period of 2.1 years.

RSUs

RSUs have been granted to employees and non-employee directors. RSUs granted to employees generally vest in one-third increments over a three-year period and RSUs granted to non-employee directors generally cliff-vest one year from the grant date. The grant-date fair value, adjusted for estimated forfeitures, is recognized as expense on a straight-line basis over the substantive vesting period. The fair value of RSUs is determined based on the number of shares granted and the quoted price of the company's common stock on the date of grant.

A summary of Baxalta RSU activity held by both Baxalta and Baxter employees for the period following the separation is presented below:

(share units in thousands)	Share units	Weighted- average grant-date fair value(1)
Nonvested RSUs converted on July 1, 2015 in connection with the separation	2,955	$31.98
Granted	671	33.34
Vested	(119)	30.20
Forfeited	(117)	32.06
Nonvested RSUs at December 31, 2015	3,390	$32.30

(1)
The weighted-average grant date fair value has been adjusted for the impact of the separation

The weighted-average grant date fair value of RSUs granted in 2015 following the separation was $33.34. The fair value of RSUs vested in 2015 following the separation was $4 million.

As of December 31, 2015, the unrecognized compensation cost related to all unvested Baxalta or Baxter RSUs held by Baxalta's employees of $54 million is expected to be recognized as expense over a weighted-average period of 2.1 years.

PSUs

Prior to the separation, Baxter granted certain company employees PSUs that vest based on return on invested capital (ROIC) performance or market conditions. The vesting condition for ROIC PSUs is set at the beginning of each year for each tranche of the award during the three-year service period. Compensation cost for the ROIC PSUs was measured based on the fair value of the awards on the date the vesting terms for each tranche of the award are established and the quoted price of Baxter common on the grant date for each tranche of the award. The compensation cost for these PSUs is adjusted at each reporting date to reflect the estimated probability of achieving the vesting condition.

The fair value of PSUs based on market conditions was determined using a Monte Carlo model. A Monte Carlo model uses stock price volatility and other variables to estimate the probability of satisfying the market conditions and the resulting fair value of the award. The compensation cost is not adjusted for changes in estimated probability of achieving the vesting condition. The following table presents the

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 15 SHARE-BASED COMPENSATION (Continued)

assumptions used in estimating the fair value of the market-condition PSUs, along with their grant-date fair values, during 2014 and 2013.

years ended December 31	2014	2013
Baxter volatility	20%	21%
Peer group volatility	13%–58%	13%–38%
Correlation of returns	0.23–0.66	0.37–0.62
Risk-free interest rate	0.7%	0.3%
Fair value per PSU	$57	$67

A summary of Baxalta PSU activity related to shares held by both Baxalta and Baxter employees for the period following the separation is presented below:

(share units in thousands)	Share units	Weighted- average grant-date fair value(1)
Nonvested PSUs converted on July 1, 2015 in connection with the separation	551	$30.17
Granted	—	—
Vested	(300)	31.49
Forfeited	(17)	30.10
Nonvested PSUs at December 31, 2015	234	$28.50

(1)
The weighted-average grant date fair value has been adjusted for the impact of the separation

As of December 31, 2015, the unrecognized compensation cost related to all unvested Baxalta or Baxter PSUs held by Baxalta's employees of $2 million is expected to be recognized as expense over a weighted-average period of approximately 1 year.

NOTE 16 LEGAL PROCEEDINGS

The company is involved in product liability, patent, commercial, and other legal matters that arise in the normal course of the company's business. The company records a liability when a loss is considered probable and the amount can be reasonably estimated. If the reasonable estimate of a probable loss is a range, and no amount within the range is a better estimate, the minimum amount in the range is accrued. If a loss is not probable or a probable loss cannot be reasonably estimated, no liability is recorded. As of December 31, 2015, the company's total recorded reserves with respect to legal matters were $23 million and were primarily reported in other long-term liabilities.

Management is not able to estimate the amount or range of any loss for certain contingencies for which there is no reserve or additional loss for matters already reserved. While the liability of the company in connection with the claims cannot be estimated and although the resolution in any reporting period of one or more of these matters could have a significant impact on the company's results of operations and cash flows for that period, the outcome of these legal proceedings is not expected to have a material adverse effect on the company's combined financial position. While the company believes that it has valid defenses in these matters, litigation is inherently uncertain, excessive verdicts do occur, and the company may incur material judgments or enter into material settlements of claims.

The company remains subject to the risk of future administrative and legal actions. With respect to governmental and regulatory matters, these actions may lead to product recalls, injunctions, and other restrictions on the company's operations and monetary sanctions, including significant civil or criminal penalties. With respect to intellectual property, the company may become exposed to significant litigation concerning the scope of the company's and others' rights. Such litigation could result in a loss of patent protection or the ability to market products, which could lead to a significant loss of sales, or otherwise materially affect future results of operations.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 17 AGREEMENTS AND TRANSACTIONS WITH BAXTER

Separation-Related Agreements with Baxter

In connection with the separation, the company entered into a manufacturing and supply agreement, transition services agreement and international commercial operations agreement with Baxter.

Under the terms of the manufacturing and supply agreement, Baxalta manufactures certain products and materials and sells them to Baxter at an agreed-upon price reflecting Baxalta's cost plus a mark-up for certain products and materials. As a result, the company began recording revenues associated with the manufacturing and supply agreement during 2015 that were not recorded during periods prior to the separation. Revenues associated with the manufacturing and supply agreement with Baxter were $71 million during 2015. The company also began purchasing products and materials from Baxter at cost plus a mark-up beginning during 2015. The costs associated with the manufacture of these products were included at cost without a mark-up in the company's results of operations in periods prior to the separation. The manufacturing and supply agreement did not contribute a significant amount of gross margin or net income to the company's results of operations during 2015.

Under the terms of the transition services agreement, Baxalta and Baxter provide various services to each other on an interim, transitional basis. The services provided by Baxter to Baxalta include certain finance, information technology, human resources, quality, supply chain and other administrative services and functions, and are generally provided on a cost-plus basis. The services generally extend for approximately 2 years following the separation except for certain information technology services that may extend for 3 years following the separation. During 2015, the company incurred selling, general and administrative expenses of approximately $65 million associated with the transition services agreement with Baxter.

For a certain portion of the company's operations, the legal transfer of Baxalta's net assets did not occur by the separation date of July 1, 2015 due to the time required to transfer marketing authorizations and other regulatory requirements in each of these countries. Under the terms of the international commercial operations agreement with Baxter, the company is responsible for the business activities conducted by Baxter on its behalf, and is subject to the risks and entitled to the benefits generated by these operations and assets. As a result, the related assets and liabilities and results of operations have been reported in the company's consolidated financial statements. Net sales related to these operations totaled approximately $414 million for the last six months of 2015 following the separation. At December 31, 2015, the assets and liabilities consisted of inventories, which are reported in inventories on the consolidated balance sheet, and other assets and liabilities, which are reported in due to or from Baxter International Inc., net, on the consolidated balance sheet. The majority of these operations are expected to be transferred to the company by the end of 2016.

The company and Baxter also entered into a separation and distribution agreement, tax matters agreement, an employee matters agreement and a long-term services agreement in connection with the separation.

The following is a summary of the amounts in the consolidated balance sheet due to or from Baxter, including the assets and liabilities of certain of the company's operations that have not yet transferred to Baxalta and are held by Baxter as of the balance sheet date:

(in millions)	December 31, 2015
Inventories	$101

Assets to be transferred to Baxalta, held by Baxter	$236
Other amounts due from Baxter	161

Due from Baxter International Inc.	$397

Liabilities to be transferred to Baxalta, held by Baxter	$46
Other amounts due to Baxter	226

Due to Baxter International Inc.	$272

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 17 AGREEMENTS AND TRANSACTIONS WITH BAXTER (Continued)

Other amounts due to or from Baxter primarily relate to intercompany balances which originated prior to the separation and ongoing transactions with Baxter associated with the separation-related agreements described above, including current tax-related indemnification liabilities of $75 million and long-term tax-related indemnification liabilities of $51 million.

Corporate Overhead and Other Allocations from Baxter Prior to Separation

Prior to the separation, the company did not operate as a standalone business and had various relationships with Baxter whereby Baxter provided services to the company. In the financial statements prior to the separation, Baxter provided the company certain services, which included, but were not limited to, executive oversight, treasury, finance, legal, human resources, tax planning, internal audit, financial reporting, information technology and investor relations. The financial information in the combined financial statements in periods prior to the separation did not necessarily include all the expenses that would have been incurred had the company been a separate, standalone entity. Baxter charged the company for these services based on direct and indirect costs. When specific identification was not practicable, a proportional cost method was used, primarily based on sales, headcount, or square footage. These allocations were reflected as follows in financial statements for periods prior to the separation:

(in millions)	6 months ended June 30, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Cost of sales allocations	$21	$12	$37
Selling, general and administrative allocations	258	511	540
Research and development allocations	5	14	15
Other expense, net allocations	—	1	4

Total corporate overhead and other allocations from Baxter	$284	$538	$596

Management believes that the methods used to allocate expenses to the company's historical financial statements were reasonable.

Centralized Cash Management Prior to Separation

Prior to the separation, Baxter used a centralized approach to cash management and financing of operations. The majority of the company's subsidiaries were party to Baxter's cash pooling arrangements with several financial institutions to maximize the availability of cash for general operating and investing purposes. Under these cash pooling arrangements, cash balances were swept regularly from the company's accounts. Cash transfers to and from Baxter's cash concentration accounts and the resulting balances at the end of each reporting period were reflected in net parent company investment in the combined balance sheets. At December 31, 2014, cash and equivalents were not allocated to the company due to Baxter's centralized approach to cash management.

NOTE 18 DISCONTINUED OPERATIONS

In July 2014, the company entered into an agreement with Pfizer, Inc. to sell its commercial vaccines business and committed to a plan to divest the remainder of its vaccines business, which included certain R&D programs. In December 2014, the company completed the divestiture of the commercial vaccines business and recorded an after-tax gain of $417 million. During 2015, the company recorded a net after-tax gain of $3 million as a result of purchase price adjustments.

In December 2014, the company entered into a separate agreement with Nanotherapeutics, Inc. for the sale of certain vaccines-related R&D programs. The company completed the divestiture in August 2015 and received cash proceeds of approximately $34 million and recorded an after-tax gain of $28 million.

As a result of the divestitures, the operations and cash flows of the vaccines business have been eliminated from the ongoing operations of the company.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 18 DISCONTINUED OPERATIONS (Continued)

Following is a summary of the operating results of the vaccines business, which have been reflected as discontinued operations for the years ended December 31, 2015, 2014 and 2013:

years ended December 31 (in millions)	2015	2014	2013
Net sales	$1	$301	$292
(Loss) income from discontinued operations before income taxes, excluding gain on sale	(4)	150	3
Gain on sale before income taxes	38	466	—
Income tax expense	(6)	(65)	(3)

Income from discontinued operations, net of taxes	$28	$551	$—

NOTE 19 GEOGRAPHIC AND PRODUCT INFORMATION

Net sales are based on product shipment destination and assets are based on physical location.

years ended December 31 (in millions)	2015	2014	2013
Net sales
United States	$3,315	$3,016	$2,861
Rest of world	2,833	2,936	2,694
Consolidated and combined net sales	$6,148	$5,952	$5,555

as of December 31 (in millions)	2015	2014	2013
PP&E, net
United States	$3,173	$2,411	$1,472
Austria	780	717	812
Switzerland	359	353	382
Singapore	354	333	308
Rest of world	368	378	402

Consolidated and combined PP&E, net	$5,034	$4,192	$3,376

Significant Product Sales

The following is a summary of net sales for the Company's five product categories.

years ended December 31 (in millions)	2015	2014	2013
Hemophilia(1)	$2,840	$2,984	$2,786
Immunoglobulin Therapies(2)	1,750	1,677	1,616
Inhibitor Therapies(3)	787	744	651
BioTherapeutics(4)	684	547	502
Oncology(5)	87	—	—

Consolidated and combined net sales	$6,148	$5,952	$5,555

(1)
Primarily includes sales of recombinant factor VIII and factor IX products (ADVATE, ADYNOVATE, RECOMBINATE, and RIXUBIS) and plasma-derived hemophilia products (primarily factor VII, factor VIII and factor IX).

(2)
Includes sales of antibody-replacement immunoglobulin therapy products, including GAMMAGARD LIQUID, SUBCUVIA and HYQVIA.

(3)
Includes sales of FEIBA, a plasma-derived hemophilia product to treat patients who have developed inhibitors and OBIZUR, a recombinant porcine factor VIII product for the treatment of acquired hemophilia A.

(4)
Includes primarily plasma-derived specialty therapies including albumin and alpha-1 antitrypsin products, as well as contract manufacturing revenue.

(5)
Includes sales of ONCASPAR, a treatment for acute lymphoblastic leukemia.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 19 GEOGRAPHIC AND PRODUCT INFORMATION (Continued)

Concentration of Credit Risk

The company engages in business with foreign governments in certain countries that have experienced deterioration in credit and economic conditions, including Greece, Spain, Portugal, Italy and Brazil. As of December 31, 2015, the company's net accounts receivable from the public sector in Greece, Spain, Portugal and Italy totaled $80 million, of which Greece receivables represented an immaterial balance. The company also has significant accounts receivable related to its Hemobrás partnership in Brazil totaling $207 million at December 31, 2015.

Global economic conditions and liquidity issues in certain countries have resulted, and may continue to result, in delays in the collection of receivables and credit losses. While the company believes that its allowance for doubtful accounts as of December 31, 2015 is adequate, future governmental actions and customer-specific factors may require the company to re-evaluate the collectability of its receivables and the company could potentially incur additional credit losses that materially impact its results of operations.

NOTE 20 QUARTERLY FINANCIAL RESULTS (UNAUDITED)

(in millions, except per share data)	First quarter	Second quarter	Third quarter	Fourth quarter	Full year
2015
Net sales	$1,361	$1,429	$1,595	$1,763	$6,148
Gross margin	790	928	962	1,082	3,762
Income from continuing operations(1)	262	284	281	101	928
Income (loss) from continuing operations per common share(1)
Basic	0.39	0.42	0.42	0.15	1.37
Diluted	0.38	0.42	0.41	0.15	1.36
Income (loss) from discontinued operations, net of tax(1)	10	(4)	28	(6)	28
Income (loss) from discontinued operations per common share(1)
Basic	0.02	(0.01)	0.04	(0.01)	0.04
Diluted	0.02	(0.01)	0.04	(0.01)	0.04
Net income(1)	272	280	309	95	956
Net income per common share(1)
Basic	0.41	0.41	0.46	0.14	1.41
Diluted	0.40	0.41	0.45	0.14	1.40
Cash dividends declared per common share	0.00	0.00	0.07	0.07	0.14
2014
Net sales	$1,329	$1,452	$1,488	$1,683	$5,952
Gross margin	770	853	874	1,012	3,509
Income from continuing operations(2)	309	318	225	334	1,186
Income from continuing operations per common share(2)
Basic	0.46	0.47	0.33	0.49	1.75
Diluted	0.45	0.47	0.33	0.49	1.74
Income from discontinued operations, net of tax(2)	49	52	21	429	551
Income from discontinued operations per common share(2)
Basic	0.07	0.08	0.03	0.64	0.82
Diluted	0.07	0.08	0.03	0.63	0.81
Net income(2)	358	370	246	763	1,737
Net income per common share(2)
Basic	0.53	0.55	0.36	1.13	2.57
Diluted	0.52	0.55	0.36	1.12	2.55
Cash dividends declared per common share	0.00	0.00	0.00	0.00	0.00

(1)
The first quarter of 2015 included net after-tax charges from continuing operations of $33 million related to intangible asset amortization, business optimization items, and separation costs; and a $9 million after-tax favorable adjustment to the gain recorded on sale of the company's commercial vaccines business reported in discontinued operations. The second quarter of 2015 included net after-tax charges from continuing operations of $109 million related to intangible asset amortization, business optimization items, separation costs, and milestone payments associated with the company's collaboration agreements; and a $4 million after-tax charge reported in discontinued operations. The third quarter of 2015 included net after-tax charges from continuing operations of $104 million related to intangible asset amortization, separation costs, IPR&D and other impairment charges, a decrease in the fair value of contingent payment liabilities, milestone payments associated with the company's collaboration agreements and business development items; and a $28 million after-tax gain recorded on the sale of certain vaccines R&D programs reported in discontinued operations. The fourth quarter of 2015 included net after-tax charges from continuing operations of $286 million related to intangible asset amortization, business optimization items, separation costs, upfront and milestone payments to collaboration partners, a decrease in the fair value of contingent payment liabilities, a

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 20 QUARTERLY FINANCIAL RESULTS (UNAUDITED) (Continued)

  currency-related item and favorable adjustments to previously recorded impairment charges; and a $6 million after-tax unfavorable adjustment to the gain recorded on sale of the company's commercial vaccines business reported in discontinued operations.

(2)
The first quarter of 2014 included net after-tax charges from continuing operations of $24 million related to intangible asset amortization, business optimization items, plasma-related litigation and milestone payments associated with the company's collaboration agreements; and an $8 million after-tax charge reported in discontinued operations. The second quarter of 2014 included net after-tax charges from continuing operations of $63 million related to intangible asset amortization, business optimization items, separation costs, milestone payments associated with the company's collaboration agreements and an increase in fair value of contingent payment liabilities. The third quarter of 2014 included net after-tax charges from continuing operations of $166 million related to intangible asset amortization, business optimization items, separation costs, the Branded Prescription Drug Fee and milestone payments associated with the company's collaboration arrangements; and after-tax charges of $5 million after-tax charge reported in discontinued operations. The fourth quarter of 2014 included net after-tax charges from continuing operations of $146 million related to intangible asset amortization, business optimization items, separation costs, milestone payments associated with the company's collaboration agreements, other-than-temporary impairment and an increase in fair value of contingent payment liabilities; and a $417 million after-tax gain on the sale of the company's commercial vaccines business reported in discontinued operations.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Baxalta Incorporated:

In our opinion, the accompanying consolidated and combined balance sheets and the related consolidated and combined statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Baxalta Incorporated and its subsidiaries at December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 14 to the consolidated and combined financial statements, the Company changed the manner in which it accounts for the classification of deferred income tax balances in 2015.

/s/ PricewaterhouseCoopers LLP
Chicago, Illinois

March 3, 2016

Merrill Corporation Ltd, London
16ZAG42910